

CARNIVAL PLC

Annual Report
Year Ended November 30, 2024

The Carnival plc Annual Report comprises the Strategic Report, Carnival plc consolidated Group and Company Financial Statements, the DLC Financial Statements and certain parts of the Proxy Statement, including its Annexes (the "Proxy Statement").

The Directors consider that, within the Carnival Corporation and Carnival plc dual listed company ("DLC") arrangement, the most appropriate presentation of Carnival plc's results and financial position is by reference to the Carnival Corporation & plc U.S. GAAP consolidated financial statements ("DLC Financial Statements"). Accordingly, the DLC Financial Statements are included as part of the Carnival plc Annual Report.

Cautionary Note Concerning Factors That May Affect Future Results

Some of the statements, estimates or projections contained in this document are "forward-looking statements" that involve risks, uncertainties and assumptions with respect to us, including some statements concerning future results, operations, outlooks, plans, goals, reputation, cash flows, liquidity and other events which have not yet occurred. These statements are intended to qualify for the safe harbors from liability provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts are statements that could be deemed forward-looking. These statements are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and the beliefs and assumptions of our management. We have tried, whenever possible, to identify these statements by using words like "will," "may," "could," "should," "would," "believe," "depends," "expect," "goal," "aspiration," "anticipate," "forecast," "project," "future," "intend," "plan," "estimate," "target," "indicate," "outlook," and similar expressions of future intent or the negative of such terms.

Forward-looking statements include those statements that relate to our outlook and financial position including, but not limited to, statements regarding:

- Pricing
- Booking levels
- Occupancy
- Interest, tax and fuel expenses
- Currency exchange rates
- Goodwill, ship and trademark fair values
- Liquidity and credit ratings
- Investment grade leverage metrics
- Estimates of ship depreciable lives and residual values
- Adjusted return on invested capital ("ROIC")

Because forward-looking statements involve risks and uncertainties, there are many factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in this Strategic Report. This Strategic Report contains important cautionary statements of the known factors that we consider could materially affect the accuracy of our forward-looking statements and adversely affect our business, results of operations and financial position.

Forward-looking statements should not be relied upon as a prediction of actual results. Subject to any continuing obligations under applicable law or any relevant stock exchange rules, we expressly disclaim any obligation to disseminate, after the date of this document, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

Forward-looking and other statements in this document may also address our sustainability progress, plans, and goals (including climate change- and environmental-related matters). In addition, historical, current, and forward-looking sustainability- and climate-related statements may be based on standards and tools for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions and predictions that are subject to change in the future and may not be generally shared.

Adjusted ROIC provides additional information to us and investors about our operating performance relative to the capital we have invested in the company. We define adjusted ROIC as the twelve-month adjusted net income (loss) before interest expense and interest income divided by the monthly average of debt plus equity minus construction-in-progress, excess cash, goodwill and intangibles.

Strategic Report

The Directors consider that within the DLC arrangement, the most appropriate presentation of Carnival plc's business strategy is by reference to the consolidated strategy of Carnival Corporation & plc. Accordingly, this Strategic Report presents the required strategy and business review for Carnival Corporation & plc in order to satisfy reporting requirements of the Companies Act 2006.

CARNIVAL PLC ANNUAL REPORT	PAGE NO.

The Carnival plc Annual Report has been submitted to the National Storage Mechanism in European Single Electronic Format ("ESEF") and is available for inspection at data.fca.org.uk/#/nsm/nationalstoragemechanism and will be included in the Annual Meeting materials available to the Carnival plc shareholders. Only the Carnival plc Annual Report in ESEF is the official version for the purposes of the ESEF Regulation. The Form 10-K is not set forth within this document but is available for viewing at www.carnivalcorp.com or www.carnivalplc.com.

2024 Executive Overview

We had a strong year, setting records and achieving milestones, including:

- Full year revenues hit an all-time high of $25 billion, over 15 percent higher than the prior year
- Seven consecutive quarters of record revenues
- Record full year operating income of $3.6 billion, over 80 percent higher than the prior year
- All-time high cash from operations of almost $6 billion
- Higher ticket prices for 2024 versus 2023 for all of our major cruise lines and onboard spending levels that accelerated sequentially each quarter throughout the year
- Record booking trends and record year-end customer deposits, indicating a continuation of the strong momentum we've been experiencing for the last two years

We remain laser focused on further reducing interest expense and rebuilding our investment-grade balance sheet. During 2024, we made debt prepayments of over $3 billion, bringing our total prepayments to over $7 billion since the beginning of 2023. Additionally, we have reduced our debt balance by over $8 billion from the peak in January 2023, ending the year with $27.5 billion of debt.

We are delivering long-term value for our shareholders through improved operational execution across our cruise lines. We ended 2024 with adjusted return on invested capital ("ROIC") comfortably above our cost of capital.

We welcomed three new ships during 2024: *Carnival Jubilee*, the third of five Excel class vessels for Carnival Cruise Line; *Sun Princess*, Princess Cruises' next generation flagship which was just awarded Conde Nast Traveler's 2024 Mega Ship of the year in the U.S.; and *Queen Anne*, Cunard's first new ship in 14 years.

We have also been focusing on each of our cruise lines' unique target markets, launching new marketing campaigns across all our brands. In 2024, both new-to-cruise and repeat guests were each up double-digit percentages and we continue to attract new cruise guests as we work to increase awareness and consideration for cruise travel globally.

We continue to advance our enhanced destination strategy to provide guests with yet another reason to take a cruise vacation with us. Celebration Key, our new exclusive cruise port destination on Grand Bahama Island, is scheduled to open in the summer of 2025, with an additional pier opening in the fall of 2026. Its five portals built for fun will further expand our experience offerings with an abundance of features and amenities for our guests. Celebration Key will be our largest and closest destination in our portfolio, saving fuel costs and reducing greenhouse gas emissions. In addition, we recently announced plans to enhance Half Moon Cay, our highly rated and award-winning exclusive Bahamian destination. The enhancements will lean further into this destination's natural beauty and pristine appeal, reinforcing its new name — RelaxAway, Half Moon Cay. Featuring a newly constructed pier that is expected to be ready in the summer of 2026, the destination will allow two ships to dock, including Carnival Cruise Line's largest ships that will be able to visit for the first time. We believe developing and promoting these unique assets will help us cast the net wider and capture even more new-to-cruise demand.

During 2024, we also continued making progress towards our sustainability goals. We reduced our greenhouse gas emission intensity by approximately 17.5 percent compared to 2019, on track to achieve our targeted reduction of 20 percent by the end of 2026, a goal that was previously pulled forward by four years. We have also lowered our absolute greenhouse gas emissions by almost 10 percent since 2019, despite capacity growth of over nine percent over the same period.

We are grateful for the efforts of our hard working and dedicated team who delivered a step change improvement in 2024 and set us up very well for 2025 and beyond, while consistently delivering unforgettable happiness to over 13 and a half million people in 2024, by providing them with extraordinary cruise vacations while honoring the integrity of every ocean we sail, place we visit and life we touch.

1. Business.

A. Overview

   I. Summary

Carnival Corporation was incorporated in Panama in 1974 and Carnival plc was incorporated in England and Wales in 2000. Carnival Corporation and Carnival plc operate a dual listed company ("DLC"), whereby the businesses of Carnival Corporation and Carnival plc are combined through a number of contracts and through provisions in Carnival Corporation's Articles of Incorporation and By-Laws and Carnival plc's Articles of Association. The two companies operate as if they are a single economic enterprise with a single executive management team and identical Boards of Directors, but each has retained its separate legal identity. Carnival Corporation and Carnival plc are both public companies with separate stock exchange listings and their own shareholders. Together with their consolidated subsidiaries, Carnival Corporation and Carnival plc are referred to collectively in this Strategic Report as "Carnival Corporation & plc," "company," "our," "us" and "we." We are the largest global cruise company, and among the largest leisure travel companies, with a portfolio of world-class cruise lines — AIDA Cruises, Carnival Cruise Line, Costa Cruises, Cunard, Holland America Line, P&O Cruises (Australia), P&O Cruises (UK), Princess Cruises and Seabourn.

During 2024, we announced that we will sunset the P&O Cruises (Australia) brand and fold its Australia operations into Carnival Cruise Line in March 2025.

   II. Purpose & Mission, Vision, Values and Priorities

Purpose & Mission

To deliver unforgettable happiness to our guests by providing extraordinary cruise vacations, while honoring the integrity of every ocean we sail, place we visit and life we touch.

Vision

As the global leader in the cruise industry, we will lead the way in innovative and sustainable cruising to deliver memorable vacations and build borderless connections.

Culture Essentials (our Core Values)

- **Speak Up** — Our voice is our strength. Every one of us, regardless of level or role, speaks up when we have questions, comments, concerns, or new ideas. If we see something wrong or that does not seem right, we say something and trust our voices will be heard without fear of retaliation.
- **Respect & Protect** — The health, safety and well-being of our people and the planet are vital. We choose to take decisive actions to respect and protect every life we touch, the places we sail and the laws that govern us.
- **Empower** — We and our team members have the time, tools and support we need to do our best work. We are empowered to take personal ownership and accountability to succeed, and we take pride in our work.
- **Improve** — Our business is built on forward motion. We have the courage to dream big, driving innovation and continuous improvement in guest and team member experiences, operations, compliance, sustainability and beyond.
- **Listen & Learn** — We listen actively and seek to understand before responding, because the more perspectives we have, the better decisions we make. We value and respect the words and ideas of others, keeping an open mind, and learning from our successes and failures.
- **Communicate** — We openly share our knowledge, skills and information across brands, functions and the entire company to further our collective success. Together we champion our purpose & mission, vision, values and company priorities.

Priorities

Ensure each of our world-class brands owns its space in the vacation market by delivering extraordinary experiences tailored to its guests.

We understand vacation expectations and preferences vary widely among our diverse audience of potential guests. To fulfill our purpose & mission, and in the process achieve outstanding guest satisfaction levels, industry-leading demand and improved pricing, each of our brands must carve out a distinct identity for delivering cruise experiences. Our brands must effectively market their uniqueness to existing and potential guests and deliver on their promise across the entire guest journey.

Become travel and leisure's employer of choice.

We celebrate our diverse team of over 160,000 team members representing approximately 150 countries and are committed to providing a welcoming and inclusive environment where people from different backgrounds, experiences and walks of life can succeed. We care deeply for our team members and must always cultivate an atmosphere of openness, respect and trust. We know our team members are at the heart of inspiring unforgettable happiness, so we strive to be the world's number-one choice for hospitality, travel and leisure careers.

Maintain our commitment to seek excellence in compliance, environmental protection and in looking after the safety, health and well-being of every life we touch.

Achieving our purpose & mission depends on being good corporate citizens and stewards of the environment. Safeguarding the planet we call home, our guests, the communities we serve, and our Carnival family, and complying with the laws and regulations that govern our business, is vital to our success.

Set the pace with the industry's smartest solutions that deliver on our sustainability roadmap to 2030.

Our earth, ecosystem and environment are vital to our success. Without the incredible communities and scenic spaces we operate in, our purpose & mission of inspiring unforgettable happiness would be impossible. We are determined to lead the way in sustainable cruising by promoting positive climate action, contributing to a circular economy, partnering with the communities we sail to and from and reducing our environmental footprint. To do this, we are investing in technology upgrades and fleet improvements, piloting alternative fuel types and optimizing itineraries.

Strengthen our balance sheet and deliver long-term shareholder value.

In recent years, travel and leisure has endured volatility unlike anything seen in modern history, including unique obstacles that disproportionately affected the cruise industry. With our operations now at full strength and the continued support of our guests, team members, investors and other stakeholders, we are focused on our financial fitness. We are determined to drive revenue, operate effectively and efficiently at scale, generate record levels of cash from operations and invest our capital wisely. We believe this will allow us to responsibly reduce our debt over time, improve our return on invested capital as well as return to investment-grade leverage metrics.

B. **Global Cruise Industry**

I. **Overview**

Cruising offers a broad range of products and services to suit vacationing guests of many ages, backgrounds and interests. Each brand in our portfolio meets the needs of a distinct set of consumer psychographics and vacation needs which allows us to penetrate large addressable customer segments. The mobility of cruise ships enables us to move our vessels between regions in order to meet changing demand across different geographic areas.

Cruise brands can be broadly classified as offering contemporary, premium and luxury cruise experiences. The contemporary experience appeals to a broad segment of the cruise vacation industry, including families with children of all ages, features a variety of activities and entertainment venues and historically includes cruises that last seven days or less. The premium experience emphasizes quality, comfort, style and more destination-focused itineraries. The premium experience generally includes cruises that last from seven to 14 days. The luxury experience is generally characterized by very high standards of accommodation and service, smaller vessel size and exotic itineraries to ports that are inaccessible by larger ships. We have product and service offerings in each of these three broad classifications.

II. **Passenger Capacity by Ocean Going Vessels**

	Passenger Capacity as of December 31 (a) (b)	
Calendar Year	**Global Cruise Industry (c)**	**Carnival Corporation & plc**
2021	636,270	253,950
2022	663,970	259,060
2023	701,110	263,300
2024	733,010	269,970
2025	777,700	272,380
2026	801,450	272,380
2027	823,630	277,710

(a) 2025-2027 data is estimated based on announced newbuilds and ship retirements.

(b) In accordance with cruise industry practice, passenger capacity is calculated based on the assumption of two passengers per cabin even though some cabins can accommodate three or more passengers.

(c) Global cruise industry data was obtained from Cruise Industry News.

III. **Competition**

We compete with land-based vacation alternatives throughout the world, such as hotels, resorts (including all-inclusive resorts), theme parks, organized tours, casinos, vacation ownership properties, and other internet-based alternative lodging sites. Based on 2024 Cruise Industry News statistics, as of December 31, 2024, we, along with our principal cruise competitors Royal Caribbean Group, Norwegian Cruise Line Holdings, Ltd. and MSC Cruises, represented approximately 80% of the cruise industry capacity.

C. Our Global Cruise Business

I. Segment and Brand Information

	November 30, 2024		
	Passenger Capacity	Percentage of Total Capacity	Number of Cruise Ships
North America and Australia ("NAA") Segment			
Carnival Cruise Line	89,100 (a)	33%	27
Princess Cruises	50,580	19%	16
Holland America Line	22,920	8%	11
P&O Cruises (Australia)	7,230 (a)	3%	3
Seabourn	2,640	1%	6
	172,490	64%	63
Europe Segment			
Costa Cruises ("Costa")	31,140	12%	9
AIDA Cruises ("AIDA")	32,280	12%	11
P&O Cruises (UK)	24,300	9%	7
Cunard	9,770	4%	4
	97,490	36%	31
	269,970	100%	94

(a) During 2024, we announced that we will sunset the P&O Cruises (Australia) brand and fold its Australia operations into Carnival Cruise Line in March 2025. *Pacific Encounter* and *Pacific Adventure* will be transferred to Carnival Cruise Line in early 2025 and *Pacific Explorer* is expected to leave the fleet in February 2025.

We also have a Cruise Support segment that includes our portfolio of leading port destinations and exclusive islands as well as other services, all of which are operated for the benefit of our cruise brands.

In addition to our cruise operations, we own Holland America Princess Alaska Tours, the leading tour company in Alaska and the Canadian Yukon, which complements our Alaska cruise operations. Our tour company owns and operates hotels, lodges, glass-domed railcars and motorcoaches which comprise our Tour and Other segment.

II. Ships Under Contract for Construction

As of November 30, 2024, we have a total of six cruise ships expected to be delivered through 2033. Our ship construction contracts are with Fincantieri in Italy and Meyer Werft in Germany.

	Expected Delivery Date	Passenger Capacity Lower Berth
Carnival Cruise Line		
Newbuild	April 2027	5,330
Newbuild	March 2028	5,330
Newbuild	July 2029	6,160
Newbuild	July 2031	6,160
Newbuild	June 2033	6,160
Princess Cruises		
Star Princess	September 2025	4,310

III.   Descriptions of Cruise Brands



Carnival Cruise Line is "The World's Most Popular Cruise Line®" and has provided multi-generational family entertainment at exceptional value to its guests for over 50 years. Carnival Cruise Line creates an environment where guests can be their most playful selves on ships that are designed to inspire the experience of bringing people together, with limitless opportunities for guests to create their own fun.

During 2024, we announced that we will sunset the P&O Cruises (Australia) brand and fold its Australia operations into Carnival Cruise Line in March 2025. *Pacific Encounter* and *Pacific Adventure* will be transferred to Carnival Cruise Line in early 2025 and *Pacific Explorer* is expected to leave the fleet in February 2025.



Princess Cruises is The Love Boat®, the brand that introduced the world to the elegance and romance of modern-day cruising and has delivered dream vacations to millions of guests for nearly 60 years in the most sought-after destinations. Princess combines extraordinary large ship amenities with elite service personalization and simplicity to create meaningful connections and unforgettable moments in the most incredible settings across the globe.



Holland America Line has been exploring the world for over 150 years with expertly crafted itineraries, extraordinary service and genuine connections to destinations. Holland America Line visits over 100 countries around the world and has shared the thrill of Alaska with guests for more than 75 years with its ideal mid-sized ships. Guests enjoy extraordinary entertainment at sea and dining venues featuring exclusive dishes by world-famous chefs.



Seabourn, a leader in ultra-luxury cruising, sails to legendary cities and less-traveled ports. Intimate ships with a yacht-like atmosphere, allow guests to discover the unexpected — about the world and about themselves. Guests enjoy all ocean-front suites and world-class gourmet dining as they wish. Seabourn creates moments of surprise and delight known as "Seabourn Moments" in an environment that fosters building meaningful connections with fellow travelers, crew members and the communities they visit. Seabourn's fleet includes two purpose-built ultra-luxury expedition ships offering amenities such as submarines, Zodiacs® and kayaks.



For over 75 years, Costa has brought wonder to guests' lives, allowing them to discover unique destinations and experiences both onboard and onshore. Costa's warm hospitality and high-quality onboard services feature a true European touch and Italian passion, setting Costa apart from any other cruise experience.



AIDA is the most recognized brand in the German cruise market. Its ships visit many beautiful destinations around the world and bring together people of all ages. AIDA inspires guests with excellent service and a variety of extraordinary experiences. The smile on the bow of the ships represents the unique AIDA attitude on life — relaxed, friendly, colorful, cosmopolitan and uncomplicated.



P&O Cruises (UK) is Britain's largest cruise line and its heritage can be traced back over 185 years. P&O Cruises (UK) welcomes guests to extraordinary travel experiences designed in a distinctively British way — through a blend of discovery, relaxation and exceptional service catered towards British tastes. P&O Cruises (UK)'s fleet of premium ships deliver authentic travel experiences around the globe, combining style, quality and innovation with a sense of occasion and attention to detail, to create a truly memorable holiday.



For nearly 185 years, the iconic Cunard fleet has perfected the timeless art of luxury ocean travel. Cunard's distinct voyages are meticulously crafted to offer fine dining and bars, unique entertainment, and the famous White Star Service®, comfort and style. A pioneer in transatlantic journeys and World Voyages, its destinations also include Europe, the Caribbean and Alaska.

IV. <u>Trademarks and Other Intellectual Property</u>

We own, use and/or have registered or licensed numerous trademarks, patents and patent pending designs and technology, copyrights and domain names, which have considerable value and some of which are widely recognized throughout the world. These intangible assets enable us to distinguish our cruise products and services, ships and programs from those of our competitors. We own or license the trademarks for the trade names of our cruise brands, each of which we believe is a widely-recognized brand in the cruise industry, as well as our ship names and a wide variety of cruise products and services.

V. Passengers Carried by Principal Source Geographic Areas

	Carnival Corporation & plc Passengers Carried			
(in thousands)	**2024**	**2023**	**2022**	**Brands' Main Source Markets**
United States and Canada . .	7,938	7,410	5,140	Carnival Cruise Line, Cunard, Holland America Line, Princess Cruises and Seabourn
Continental Europe	2,702	2,590	1,610	AIDA and Costa
United Kingdom	1,087	970	660	Cunard and P&O Cruises (UK)
Australia and New Zealand . .	1,027	940	230	Carnival Cruise Line, P&O Cruises (Australia) and Princess Cruises
Other	754	550	90	
Total	**13,509**	**12,460**	**7,730**	

Data for 2022 is not representative of a full year of operations.

VI. Cruise Programs

	Carnival Corporation & plc Percentage of Passenger Capacity by Itinerary		
	2025	**2024**	**2023**
Caribbean	34%	34%	31%
Europe without Mediterranean	16	17	17
Mediterranean	14	13	15
Alaska	6	6	7
Australia and New Zealand	6	7	7
Other	24	23	24
	100%	100%	100%

VII. Cruise Pricing and Payment Terms

Each of our cruise brands establishes pricing for the upcoming seasons which are made available primarily through the internet, although published materials and electronic communications are also used. Prices vary depending on a number of factors, including the source market, category of guest accommodation, ship, season, duration and itinerary. We offer a variety of special promotions, including early booking, past guest recognition and travel agent programs.

Our bookings are generally taken several months in advance of the cruise departure date. Typically, the longer the cruise itinerary, the further in advance the bookings are made. This lead time allows us to manage our prices in relation to guest demand and the number of available cabins through our revenue management capabilities and other initiatives.

The cruise ticket price typically includes the following:

- Accommodations
- Most meals, including snacks at numerous venues
- Access to amenities such as swimming pools, water slides, water parks, whirlpools, a health club, and sun decks
- Childcare and supervised youth programs
- Entertainment, such as theatrical and comedy shows, live music and nightclubs
- Visits to multiple destinations

We offer value added packages to induce ticket sales to guests and groups and to encourage the advance purchase of certain onboard items. These packages are bundled with cruise tickets and sold to guests for a single price rather than as a separate package and may include one or more of the following:

- Beverage packages
- Shore excursions
- Air packages
- Specialty restaurants
- Internet packages
- Photo packages
- Onboard spending credits
- Service charges

Our brands' payment terms generally require that a guest pay a deposit to confirm their reservation and then pay the balance due before the departure date.

VIII.   Seasonality

Our passenger ticket revenues are seasonal. Demand for cruises has been greatest during our third quarter, which includes the Northern Hemisphere summer months. This higher demand during the third quarter results in higher ticket prices and occupancy levels and, accordingly, the largest share of our operating income is typically earned during this period. Our results are also impacted by ships being taken out-of-service for planned maintenance, which we schedule during non-peak seasons. In addition, substantially all of Holland America Princess Alaska Tours' revenue and operating income is generated from May through September in conjunction with Alaska's cruise season.

IX.   Onboard and Other Revenues

Onboard and other activities are provided either directly by us or by independent concessionaires, from which we receive either a percentage of their revenues or a fee. Concession revenues do not have direct expenses because the costs and services incurred for concession revenues are borne by our concessionaires. In 2024, we earned 34% of our cruise revenues from onboard and other revenue goods and services including:

- Beverage sales
- Casino gaming
- Shore excursions
- Retail sales
- Photo sales
- Internet and communication services
- Full-service spas
- Specialty restaurants
- Art sales
- Laundry and dry-cleaning services

X.   Port Destinations and Exclusive Islands

We operate a portfolio of port destinations and exclusive islands enabling us to offer exceptional experiences to 6.5 million guests by creating a wide variety of high-quality destinations that are uniquely tailored to our guests' preferences. In addition, to secure preferential berth access to third-party ports, we enter into berthing agreements and commitments.

We recently announced plans to enhance Half Moon Cay, our highly rated and award-winning exclusive Bahamian destination. The enhancements will lean further into this destination's natural beauty and pristine appeal, reinforcing its new name — RelaxAway, Half Moon Cay. Featuring a newly constructed pier that is expected to open in the summer of 2026, the destination will allow two ships to dock, including Carnival Cruise Line's largest ships that will be able to visit for the first time.

During 2024, we continued construction on our new exclusive cruise port destination, Celebration Key, which is expected to open in the summer of 2025, with an additional pier opening in the fall of 2026. Celebration Key, located on the south side of Grand Bahama Island, will welcome guests to a stunning beach and further expands our experience offerings with an abundance of features and amenities for our guests. Once the additional pier is completed, Celebration Key will be able to accommodate up to four of our cruise ships simultaneously. Additionally, our investment in Celebration Key will support our efforts to design more energy efficient itineraries based on its location and will be a strategic addition to our current portfolio of six owned or operated ports and destinations:

- Puerta Maya in Cozumel, Mexico
- Grand Turk Cruise Center in Turks & Caicos
- Mahogany Bay in Isla Roatan, Honduras
- Amber Cove in the Dominican Republic
- RelaxAway, Half Moon Cay, an exclusive island in The Bahamas
- Princess Cays, an exclusive island in The Bahamas

XI. Marketing Activities

Guest feedback and research support the development of our overall marketing and business strategies to drive demand for cruises and increase the number of first-time cruisers. Our goal has always been to increase consumer awareness for cruise vacations and further grow our share of their vacation spend. We proactively gather and evaluate guest feedback about their cruise experiences for valuable insights on key drivers of guest loyalty and satisfaction, with a focus on continuous improvement. We closely monitor our net promoter scores ("NPS"), which reflect the likelihood that our guests will recommend our brands' cruise products and services to friends and family, including those new-to-cruise.

During 2024, we increased our marketing and advertising programs, driving even greater demand across our portfolio of world-class cruise lines. Each of our cruise lines is focused on creating further brand differentiation and clarity around its unique value proposition, executing on a range of carefully targeted, results-driven marketing and advertising programs to reach its optimal market segment of new and loyal guests and travel agent partners. Among these programs are increasingly effective digital performance marketing and lead generation approaches that have attracted new guests online by leveraging the reach and impact of digital marketing and social media. We have also invested in new marketing technologies to deliver more engaging and personalized communications, further enhancing their effectiveness. Collectively through these programs, we have cultivated cruising advocates creating word-of-mouth demand and preference for our brands, ships, itineraries and onboard products and services.

In addition, substantially all of our cruise brands offer guest loyalty and recognition programs that motivate future purchases from our repeat guests. Each brand strategically leverages its catalog of demand-generating rewards and incentives to bring repeat guests back time and again with finely honed offers, such as special fares, onboard activity discounts, complimentary laundry and internet services, expedited ship embarkation and disembarkation and special onboard activities.

XII. Sales Channels

We sell our cruises through travel agents, tour operators, company vacation planners, our websites and onboard future cruise consultants. Our individual cruise brands' relationships with their travel agent partners are generally independent of each of our other brands. Our travel agents' relationships are generally not exclusive and travel agents generally receive a base commission, plus the potential of additional commissions, including discounts or complimentary tour conductor cabins, based on the achievement of pre-defined sales terms.

Travel agent partners are an integral part of our long-term cruise distribution network and are critical to our success. We utilize local sales teams to motivate travel agents to support our products and services with competitive pricing, promotional policies and joint marketing and advertising programs. During 2024, no group of travel agencies under common control accounted for 10% or more of our revenues. We also employ a wide variety of educational programs, including websites, seminars and videos, to train agents on our cruise brands and their products and services. In 2024, we held a variety of trainings and educational programs to continue to support and develop our travel agent partners, including ship visits to familiarize our travel agent partners with our products and services.

All of our brands have internet booking engines to allow travel agents to book our cruises. Additionally, all of our cruise brands have their own consumer websites that provide access to information about their products and services to users and enable their guests to quickly and easily book cruises and other products and services online. These sites interface with our brands' social networks, blogs and other social media sites, which allow them to develop greater contact and interaction with their guests before, during and after their cruise. We also employ vacation planners and onboard future cruise consultants who support our sales initiatives by offering our guests one-on-one cruise planning expertise and other services.

XIII. Suppliers

To provide an exceptional cruise experience for our guests, we source significant quantities of goods and services from a global supply base. In addition, we incur significant capital expenditures for materials to support the refurbishment and enhancements of our vessels as well as to build new ships. We approach our spend strategically and look for suppliers who demonstrate the ability to help us leverage our scale in terms of cost, quality, service, innovation and sustainability. Our supply base is diverse and many of our suppliers provide goods and services across our portfolio of brands. We have continued to map our supply chains and evaluate risks, including the categories of products and services sourced and their geographic locations.

We strive to build strong relationships with our suppliers based on shared values. Our Business Partner Code of Conduct applies to all of our suppliers and other business partners. It outlines our expectation that our suppliers will respect and follow applicable laws and regulations and promote ethical decisions in all aspects of their business. We have also established a Responsible and Sustainable Sourcing Policy ("RSSP") that builds on existing policies, such as our Business Partner Code of Conduct, and our human rights and environmental policies. RSSP establishes a framework that helps us monitor compliance with our standards and helps our business partners, including suppliers, meet our requirements for compliance and progress towards industry best practices. It is designed to ensure that our sourcing practices align with our values of social responsibility and environmental stewardship. RSSP addresses labor, environmental, business ethics, management systems and health and safety risks. It also covers sustainability priorities such as sustainable food ingredients, animal welfare and sustainable shore excursions.

In recent years, global supply markets and supply chains have been impacted by certain global events and increased inflation, impacting our operations and profitability. While we have experienced stabilization in supply markets and easing of inflation, we continue to apply a number of different strategies to mitigate the impact of these challenges on our operations, including extending our demand planning, placing purchase orders earlier to secure supply, leveraging our enterprise scale through corporate-wide agreements, utilizing short-term or long-term contracts as needed, seeking alternative sources, utilizing substitute products and leveraging our supplier relationships.

XIV. Human Capital Management and Employees

Our shipboard and shoreside employees are sourced from approximately 150 countries. In 2024, we had an average of 100,000 employees onboard our ships, excluding employees on leave. Our shoreside operations had an annual average of 12,000 full-time and 3,000 part-time/seasonal employees. Holland America Princess Alaska Tours significantly increases its work force during the late spring and summer months in connection with Alaska's cruise season.

We have entered into agreements with unions covering certain employees on our ships and in our shoreside hotel and transportation operations. The percentages of our shipboard and shoreside employees that are represented by collective bargaining agreements are 52% and 22%, respectively. We consider our employee and union relationships to be strong.

A team of highly motivated and engaged employees is key to providing extraordinary cruise vacations. To facilitate the recruitment, development and retention of our valuable employees, we strive to make Carnival Corporation & plc a diverse, inclusive and safe workplace, with opportunities for our employees to grow and develop in their careers.

a. Talent Development

We believe in investing in our team members through the training and development of both shoreside and shipboard team members. We facilitate trainings to ensure that our teams are well-prepared to carry out their individual and collective responsibilities. For our shipboard team members, our goal is to be a leader in delivering high quality professional maritime training, as evidenced by the Arison Maritime Center. The Center is home to the Center for Simulator Maritime Training ("CSMART"). The leading-edge CSMART Academy features the most advanced bridge and engine room simulator technology and equipment available, with the capacity to provide annual professional training for all our bridge, engineering and environmental officers. CSMART participants receive a maritime training experience that fosters advanced knowledge and skills development, critical thinking and problem solving; all in a professional learning environment where our corporate culture is reinforced. CSMART also offers training related to liquefied natural gas ("LNG") technology as well as an environmental officer training program and additional environmental courses for bridge and engineering officers to further enhance our training on environmental awareness and protection.

b. Succession Planning

Our Boards of Directors believe that planning for succession is an important function. Our multi-brand structure enhances our succession planning process. We continually strive to foster the professional development of management and team members. As a result, we have developed a very experienced and strong group of leaders, with their performance subject to ongoing monitoring and evaluation, as potential successors to our senior management, including our Chief Executive Officer ("CEO").

c. Gender Diversity

	Approximate Average for 2024 (a)	
	Female	**Male**
Shoreside Employees	9,000	6,000
Shipboard Employees	19,000	81,000
Total Employees	28,000	87,000

	As of November 30, 2024	
	Female	**Male**
Boards of Directors (b)	5	6
Non-Director Senior Management and Company Secretary	5	9
Non-Director Senior Management and Company Secretary Direct Reports . .	37	59

(a) These amounts are approximations and at times, fluctuate significantly; for example, Holland America Princess Alaska Tours significantly increases its work force during the late spring and summer months in connection with Alaska's cruise season.

(b) One member of the Boards of Directors preferred not to disclose.

XV. Ethics and Compliance

We believe a strong ethics and compliance culture is imperative for the success of any company. Our compliance framework includes a Global Ethics and Compliance ("Global E&C") department, which is led by our Chief Risk and Compliance Officer who leads the effort to promote and monitor a strong ethics and compliance culture throughout the company. The main responsibilities of the Global E&C department are to collaboratively:

- Identify, assess, monitor, prevent, detect and report on compliance risk
- Ensure compliance accountabilities and responsibilities are clear across the company
- Promote a strong culture of ethics and compliance
- Drive ethics and compliance continuous improvements

To further heighten the focus on ethics and compliance, our Boards of Directors have Compliance Committees, which oversee the Global E&C department and maintain regular communications with our Chief Risk and Compliance Officer. Refer to Item 3. Internal Control and Risk Assessment on page 52 for additional details.

XVI. Insurance

a. General

We maintain insurance to cover a number of risks associated with owning and operating our vessels and other non-ship related risks. All such insurance policies are subject to coverage limits, exclusions and deductible levels. Insurance premiums are dependent on our own loss experience and the general premium requirements of our insurers. We maintain certain levels of deductibles for substantially all the below-mentioned coverages. We may increase our deductibles to mitigate future premium increases. We do not carry coverage related to loss of earnings or revenues from our ships or other operations.

b. Protection and Indemnity ("P&I") Coverages

Liabilities, costs and expenses for illness and injury to crew, guest injury, pollution and other third-party claims in connection with our cruise activities are covered by our P&I clubs, which are mutual indemnity associations owned by ship owners.

We are members of three P&I clubs, Gard, Steamship Mutual and UK Club, which are part of a worldwide group of 12 P&I clubs, known as the International Group of P&I Clubs (the "IG"). The IG insures directly, and through broad and established reinsurance markets, a large portion of the world's shipping fleets. Coverage is subject to the P&I clubs' rules and the limits of coverage are determined by the IG.

c. <u>Hull and Machinery Insurance</u>

We maintain insurance on the hull and machinery of each of our ships for reasonable amounts as determined by management. The coverage for hull and machinery is provided by large and well-established international marine insurers. Insurers make it a condition for insurance coverage that a ship be certified as "in class" by a classification society that is a member of the International Association of Classification Societies ("IACS"). All of our ships are routinely inspected and certified to be in class by an IACS member.

d. <u>War Risk Insurance</u>

We use a combination of insurance and self-insurance to cover war risk for legal liability to crew, guests and other third parties as well as loss or damage to our vessels arising from war or war-like actions. Our primary war risk insurance coverage is provided by international marine insurers and our excess war risk insurance is provided by our three P&I clubs. Under the terms of our war risk insurance coverage, which are typical for war risk policies in the marine industry, insurers can give us no less than three days' notice that the insurance policies will be canceled. However, the policies may be reinstated at different premium rates.

e. <u>Other Insurance</u>

We maintain property insurance covering our shoreside assets and casualty insurance covering liabilities to third parties arising from our hotel and transportation business, shore excursion operations and shoreside operations, including our port and related commercial facilities. We also maintain workers' compensation, director's and officer's liability and other insurance coverages.

XVII. <u>Taxation</u>

A summary of our principal taxes and exemptions in the jurisdictions where our significant operations are located is as follows:

a. <u>U.S. Income Tax</u>

We are primarily foreign corporations engaged in the business of operating cruise ships in international transportation. We also own and operate, among other businesses, the U.S. hotel and transportation business of Holland America Princess Alaska Tours through U.S. corporations.

Our North American cruise ship businesses and certain ship-owning subsidiaries are engaged in a trade or business within the U.S. Depending on its itinerary, any particular ship may generate income from sources within the U.S. We believe that our U.S. source income and the income of our ship-owning subsidiaries, to the extent derived from, or incidental to, the international operation of a ship or ships, is exempt from U.S. federal income and branch profit taxes.

Our domestic U.S. operations, principally the hotel and transportation business of Holland America Princess Alaska Tours, are subject to federal and state income taxation in the U.S.

1. <u>Application of Section 883 of the Internal Revenue Code</u>

In general, under Section 883 of the Internal Revenue Code, certain non-U.S. corporations (such as our North American cruise ship businesses) are not subject to U.S. federal income tax or branch profits tax on U.S. source income derived from, or incidental to, the international operation of a ship or ships. Applicable U.S. Treasury regulations provide in general that a foreign corporation will qualify for the benefits of Section 883 if, in relevant part, (i) the foreign country in which the foreign corporation is organized grants an equivalent exemption to corporations organized in the U.S. in respect of each category of shipping income for which an exemption is being claimed under Section 883 (an "equivalent exemption jurisdiction") and (ii) the foreign corporation meets a defined publicly-traded corporation stock ownership test (the "publicly-traded test"). Subsidiaries of foreign corporations that are organized in an equivalent exemption jurisdiction and meet the publicly-traded test also benefit from Section 883. We believe that Panama is an equivalent exemption jurisdiction and that Carnival Corporation currently satisfies the publicly-traded test under the regulations. Accordingly, substantially all of Carnival Corporation's income is exempt from U.S. federal income and branch profit taxes.

Regulations under Section 883 list certain activities that the Internal Revenue Service ("IRS") does not consider to be incidental to the international operation of ships and, therefore, the income attributable to such activities, to the extent such income is U.S. source, does not qualify for the Section 883 exemption.

Among the activities identified as not incidental are income from the sale of air transportation, transfers, shore excursions and pre- and post-cruise land packages to the extent earned from sources within the U.S.

2. Exemption Under Applicable Income Tax Treaties

We believe that the U.S. source transportation income earned by Carnival plc and its subsidiaries qualifies for exemption from U.S. federal income tax under applicable bilateral U.S. income tax treaties.

3. U.S. State Income Tax

Carnival Corporation, Carnival plc and certain subsidiaries are subject to various U.S. state income taxes generally imposed on each state's portion of the U.S. source income subject to U.S. federal income taxes. However, the state of Alaska imposes an income tax on its allocated portion of the total income of our companies doing business in Alaska and certain of their subsidiaries.

b. UK and Australian Income Tax

Cunard, P&O Cruises (UK) and P&O Cruises (Australia) are divisions of Carnival plc and have elected to enter the UK tonnage tax regime under a rolling ten-year term and, accordingly, reapply every year. Companies to which the tonnage tax regime applies pay corporation taxes on profits calculated by reference to the net tonnage of qualifying ships. UK corporation tax is not chargeable under the normal UK tax rules on these brands' relevant shipping income. Relevant shipping income includes income from the operation of qualifying ships and from shipping related activities.

For a company to be eligible for the regime, it must be subject to UK corporation tax and, among other matters, operate qualifying ships that are strategically and commercially managed in the UK. Companies within the UK tonnage tax regime are also subject to a seafarer training requirement.

Our UK non-shipping activities that do not qualify under the UK tonnage tax regime remain subject to normal UK corporation tax.

P&O Cruises (Australia) and all of the other cruise ships operated internationally by Carnival plc for the cruise segment of the Australian vacation region are exempt from Australian corporation tax by virtue of the UK/Australian income tax treaty.

c. Italian and German Income Tax

In December 2024, the European Commission formally approved the Italian tonnage tax rules for 10 years. In 2025, Costa and AIDA will elect to remain in the Italian tonnage tax regime through 2034. Companies to which the tonnage tax regime applies pay corporation taxes on shipping profits calculated by reference to the net tonnage of qualifying ships.

Our non-shipping activities that do not qualify under the Italian tonnage tax regime remain subject to normal Italian corporation tax.

Substantially all of AIDA's earnings are exempt from German income taxes by virtue of the Germany/Italy income tax treaty.

d. Global Minimum Tax

The Organization for Economic Co-operation and Development ("OECD") issued Model Rules for implementation of a 15% minimum tax for multinational enterprises as part of its initiative intended to address the tax challenges arising from globalization. Subject to certain requirements, the OECD Model Rules provide an exclusion for international shipping income.

The implementation of these rules will affect Carnival plc and its subsidiaries beginning in fiscal 2025 and Carnival Corporation and certain of its subsidiaries beginning in fiscal 2026. We expect Carnival plc and its subsidiaries will be eligible for the international shipping income exclusion based on their current structure. Carnival Corporation and certain of its subsidiaries intend to align into a single tax jurisdiction where the international shipping income for its North American brands is also expected to qualify for this exemption. As a result, we do not believe the application of these rules will have a material impact on our consolidated financial statements.

e.   Other

In addition to or in place of income taxes, virtually all jurisdictions where our ships call impose taxes, fees and other charges based on guest counts, ship tonnage, passenger capacity or some other measure.

XVIII.   Governmental Regulations

a.   Maritime Regulations

1.   General

Our ships are regulated by numerous international, national, state and local laws, regulations, treaties and other legal requirements, as well as voluntary agreements, which govern health, environmental, safety and security matters in relation to our guests, crew and ships. These requirements change frequently, depending on the itineraries of our ships and the ports and countries visited. If we violate or fail to comply with any of these laws, regulations, treaties and other requirements, we could be fined or otherwise sanctioned by regulators. We are committed to complying with, or exceeding, all relevant requirements.

The primary regulatory bodies that establish maritime laws and requirements applicable to our ships include:

The International Maritime Organization ("IMO"): All of our ships, and the maritime industry as a whole, are subject to the maritime safety, security and environmental regulations established by the IMO, a specialized agency of the United Nations. The IMO's principal sets of requirements are mandated through its International Convention for the Safety of Life at Sea ("SOLAS"), its International Convention for the Prevention of Pollution from Ships ("MARPOL") and its International Convention on Standards of Training, Certification and Watchkeeping for Seafarers ("STCW").

Flag States: Our ships are registered, or flagged, in The Bahamas, Bermuda, Italy, the Netherlands, Panama and the UK, which are also referred to as Flag States. Our ships are regulated by these Flag States through international conventions that govern, among other things, health, environmental, safety and security matters in relation to our guests, crew and ships. Representatives of each Flag State conduct periodic inspections, surveys and audits to verify compliance with these requirements.

Ship classification societies: Class certification is one of the necessary documents required for our ships to be flagged in a specific country, obtain liability insurance and legally operate as passenger cruise ships. Our ships are subject to periodic class surveys, including dry-dock inspections, by ship classification societies to verify that our ships have been maintained in accordance with the rules of the classification societies and that recommended repairs have been satisfactorily completed. Dry-dock frequency is a statutory requirement mandated by SOLAS.

National, regional, and other authorities: We are subject to the decrees, directives, regulations, and requirements of the European Union ("EU"), the UK, the U.S., other countries, and many other authorities, including ports that our ships visit.

Port regulatory authorities (Port State Control): Our ships are also subject to inspection by the port regulatory authorities, which are also referred to as Port State Control, in the various countries that they visit. Such inspections include verification of compliance with the maritime safety, security, environmental, customs, immigration, health and labor requirements applicable to each port, as well as with regional, national and international requirements. Many countries have joined together to form regional Port State Control authorities.

Our Boards of Directors have Health, Environment, Safety and Security ("HESS") Committees, which were comprised of six independent directors as of November 30, 2024. The principal function of the HESS Committees is to assist the boards in fulfilling their responsibility to supervise and monitor our health, environmental, safety, security and sustainability policies, programs and initiatives at sea and ashore and compliance with related legal and regulatory requirements. The HESS Committees and our management team review significant HESS relevant risks or exposures and associated mitigating actions.

We are committed to implementing appropriate measures to manage identified risks effectively. We have a Chief Maritime Officer to oversee our global maritime operations, including maritime policy, maritime affairs, maritime standards, training, shipbuilding, asset management, health operations, and research and development. In addition, we have a Chief Risk and Compliance Officer who leads the effort to promote and monitor a strong ethics and compliance culture throughout the company, including all areas of HESS.

To help ensure that we are compliant with legal and regulatory requirements and that these areas of our business operate in an efficient and effective manner, we have taken certain actions including, but not limited to:

- Providing regular health, environmental, safety and security support, training, guidance and information to guests, team members and others working on our behalf
- Performing regular shoreside and shipboard audits and taking appropriate action when deficiencies are identified
- Developing, reviewing, and working to improve policies and procedures designed to prevent, detect, respond and correct various regulatory and other violations
- Supporting a comprehensive HESS incident investigation program that is designed to prevent re-occurrence, promote learning, and support continuous improvement

2. Maritime Safety Regulations

The IMO has safety standards as part of SOLAS. To help ensure guest and crew safety, SOLAS establishes requirements for the following:

- Vessel design and structural features
- Construction and materials
- Refurbishment standards
- Radio communications
- Life-saving and other equipment
- Fire protection and detection
- Safe management and operation
- Musters

All of our crew undergo regular safety training that meets or exceeds all international maritime regulations, including SOLAS requirements, which are periodically revised. Additionally, we have implemented and continue to develop policies and procedures that we believe enhance our commitment to the safety of our guests and crew.

SOLAS requires implementation of the International Safety Management Code ("ISM Code"), which provides an international standard for the safe management and operation of ships and for pollution prevention. The ISM Code is mandatory for passenger vessel operators. Under the ISM Code, vessel operators are required to:

- Develop and implement a Safety Management System ("SMS") that includes, among other things, the adoption of safety and environmental protection policies setting forth instructions and procedures for operating vessels safely and describing procedures for responding to emergencies and protecting the environment. In addition, our SMS includes health and security procedures
- Obtain a Document of Compliance ("DOC") for the vessel operator, as well as a Safety Management Certificate ("SMC") for each vessel they operate. These documents are issued by the vessel's Flag State and evidence compliance with the ISM Code and the SMS
- Verify or renew DOCs and SMCs periodically in accordance with the ISM Code

All our ships are regularly audited by our various national authorities, and we are required to maintain the relevant certificates of compliance with the ISM Code.

3. Maritime Security Regulations

Our ships are subject to numerous security requirements. These requirements include the International Ship and Port Facility Security Code, which is part of SOLAS, the U.S. Maritime Transportation Security Act of 2002, which addresses U.S. port and waterway security and the U.S. Cruise Vessel Security and Safety Act of 2010, which applies to all of our ships that embark or disembark passengers in the U.S. These regulations include requirements as to the following:

- Implementation of specific security measures, including onboard installation of a ship security alert system
- Assessment of vessel security
- Efforts to identify and deter security threats
- Training, drills and exercises
- Security plans that may include guest, vehicle and baggage screening procedures, security patrols, establishment of restricted areas, personnel identification procedures, access control measures and installation of surveillance equipment
- Establishment of procedures and policies for reporting and managing allegations of crimes

4. Maritime Environmental Regulations

We are subject to numerous international, multi-national, national, state and local environmental laws, regulations and treaties that govern air emissions, waste management, and the storage, handling, use and disposal of hazardous substances such as chemicals, solvents and paints.

As a means of managing and improving our environmental performance and compliance, we adhere to standards set by the International Organization for Standardization ("ISO"), an international standard-setting body, which produces worldwide industrial and commercial standards. The environmental management system of our company and ships is certified in accordance with ISO 14001, the environmental management standard that was developed to help organizations manage the environmental impacts of their processes, products and services.

i. International Regulations

The principal international convention governing marine pollution prevention and response is MARPOL.

a. Preventing and Minimizing Pollution

MARPOL includes six annexes, four of which are applicable to our cruise ships, containing requirements designed to prevent and minimize both accidental and operational pollution by oil, sewage, garbage and air emissions and the provision of facilities at ports and terminals for the reception of sewage and sets forth specific requirements related to vessel operations, equipment, recordkeeping and reporting that are designed to prevent and minimize pollution. All our ships must carry an International Oil Pollution Prevention Certificate, an International Sewage Pollution Prevention Certificate, an International Air Pollution Prevention Certificate and a Garbage Management Plan. Administrative, civil and criminal penalties may be assessed for violations. The ship's Flag State issues these certificates, which evidence their compliance with the MARPOL regulations regarding prevention of pollution by oil, sewage, garbage and air emissions. Certain jurisdictions have not adopted all of these MARPOL annexes but have established various national, regional or local laws and regulations that apply to these areas.

MARPOL requires that discharges of machinery space bilge water pass through pollution prevention equipment that separates oil from the water and monitors the discharged water to ensure that the effluent does not exceed 15 parts per million oil content. Our ships have oily water separators with oil content monitors installed and maintain a record of certain engine room operations in an Oil Record Book. In addition, we have voluntarily installed redundant systems on all our ships that monitor processed bilge water a second time prior to discharge to help ensure that it contains no more than 15 parts per million oil content. This system also provides additional controls to prevent improper bilge water discharges. MARPOL also requires that our ships have Shipboard Oil Pollution Emergency Plans.

Furthermore, MARPOL addresses air emissions from vessels, establishes requirements for the prevention of air pollution from ships to reduce emissions of sulfur oxides ("SOx"), nitrogen oxides ("NOx"), particulate matter and greenhouse gases ("GHG") emissions. It also contains restrictions on the use of ozone depleting substances ("ODS") and requires the recording of ODS use, equipment containing ODS and the emission of ODS.

b. Sulfur Emissions

The IMO adopted a global 0.5% sulfur cap for marine fuel which began in January 2020. The EU Parliament and Council also adopted 0.5% sulfur content fuel requirement (the "EU Sulfur Directive"). The options to comply with both the global 0.5% sulfur cap and the EU Sulfur Directive include the installation and use of Advanced Air Quality Systems, or the use of low sulfur or alternative fuels.

MARPOL addresses air emissions from both auxiliary and main propulsion diesel engines on ships and further specifies requirements for Emission Control Areas ("ECAs") with stricter limitations on sulfur emissions content in these areas, requiring ships to use fuel with a sulfur content of no more than 0.1%, or to use alternative emission reduction methods, such as Advanced Air Quality Systems.

We have Advanced Air Quality Systems on most of our ships, which are aiding in partially mitigating the financial impact from the ECAs and global sulfur requirements. We use Advanced Air Quality Systems wherever possible subject to local laws and regulations. Additionally, Advanced Air Quality Systems used with heavy fuel oil ("HFO") result in as good or better SOx, NOx and particulate emissions compared to marine gasoil ("MGO").

c. Greenhouse Gas Emissions

The IMO has established technical and operational measures for all ships that are intended to improve energy efficiency and reduce GHG emissions from international shipping. The technical measures apply to the design of new vessels and the operational measures apply to all vessels.

The IMO mandates a data collection system ("DCS") for reporting fuel oil consumption. The DCS requires ships of 5,000 gross tons and above to provide fuel consumption data to their respective Flag State at the end of each calendar year. Flag States validate the data and transfer it to a database and the IMO produces a summary annual report. In January 2023, MARPOL changes in support of the IMO's GHG emission reduction goals went into effect and include an operational measure called the Carbon Intensity Indicator ("CII"), an annual ship-level CO_2 intensity emissions performance measure, and a technical measure called the Energy Efficiency Existing Ship Index ("EEXI"), a one-off measure similar to the Energy Efficiency Design Index ("EEDI") for newbuilds, that confirms for a specific condition that a ship meets a target CO_2 emission intensity. The EEXI has not had a material impact and the impact for CII is uncertain as it remains under review and the enforcement mechanism of the regulation is still to be defined. The IMO's 2023 Strategy on Reduction of GHG Emissions from Ships ("IMO Strategy") strives to peak GHG emissions from international shipping as soon as possible and to reach net zero GHG emissions on a well-to-wake basis by or around 2050. The IMO Strategy includes checkpoints in 2030 and 2040 that seek reductions in the absolute GHG emissions from international shipping by at least 20% and 70%, respectively, compared to 2008. It also includes a target of a 40% reduction in CO_2 emissions intensity by 2030 compared to 2008. The IMO Strategy includes a range of measures planned for implementation in 2027, including fuel standards and market-based measures that could result in changes to itineraries or increased compliance related costs for which the impact is uncertain and may individually and collectively have a material impact on our profitability.

d. Ballast Water

Ballast water is water used to stabilize ships at sea and maintain safe operating conditions throughout a voyage. Ballast water can carry a multitude of marine species. The IMO's Ballast Water Management Convention governs the discharge of ballast water from ships and requires the installation of ballast water management systems for existing ships. The convention also sets forth requirements for ballast water exchange, record keeping, and maintaining an approved Ballast Water Management Plan. The Convention is designed to regulate the treatment of ballast water prior to discharging overboard in order to avoid the transfer of marine species to new environments, as well as establishing other ballast water management practices for monitoring and environmental protection.

ii. U.S. Federal and State Regulations

The Oil Pollution Act of 1990 ("OPA 90") established a comprehensive federal liability regime, as well as prevention and response requirements, relating to discharges of oil in U.S. waters. The major requirements include demonstrating financial responsibility up to the liability limits set by OPA 90 and having oil spill response plans in place. We have Certificates of Financial Responsibility ("COFR") that demonstrate our ability to meet the liability limits of OPA 90 and covers releases of hazardous materials. It is possible, however, for our liability limits to be broken, which could expose us to unlimited liability. As OPA 90 expressly allows coastal states to impose liabilities and requirements beyond those imposed under federal law, many U.S. states have enacted laws more stringent than OPA 90. Some of these state laws impose unlimited liability for oil spills and contain more stringent financial responsibility and contingency planning requirements. Most coastal states have also enacted environmental regulations that impose strict liability for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance, similar to OPA 90.

The Clean Water Act ("CWA") provides the U.S. Environmental Protection Agency ("EPA") with the authority to regulate incidental discharges from commercial vessels, including discharges of ballast water, bilge water, gray water, anti-fouling paints and other substances during normal operations within the U.S. three-mile territorial sea and inland waters. Pursuant to the CWA authority, the U.S. National Pollutant Discharge Elimination System was designed to minimize pollution within U.S. territorial waters. For our affected ships, the incidental discharge requirements are set forth in EPA's Vessel General Permit ("VGP") for discharges incidental to the normal operations of vessels. The VGP establishes effluent limits for specific discharges incidental to the normal operation of a vessel, many of which apply to our cruise ships. In addition to the requirements associated with these discharges and more stringent vessel-specific requirements, the VGP includes requirements for inspections, monitoring, reporting and record-keeping.

The National Invasive Species Act ("NISA") gives the U.S. Coast Guard ("USCG") the authority to establish U.S. ballast water management requirements to prevent the spread of invasive species. Pursuant to NISA, the USCG issued ballast water regulations which include requirements for ballast water management (including type-approved ballast water management systems), monitoring, record-keeping and reporting.

In 2018, the Vessel Incidental Discharge Act ("VIDA") was signed into law and was intended to clarify and streamline discharge requirements for the incidental discharges covered by the VGP and USCG ballast water regulations. In October 2024, the EPA published the final rule on the VIDA National Standards of Performance. The VIDA requires the USCG to develop corresponding implementation, compliance and enforcement regulations within two years. Until the USCG regulations are final, effective and enforceable, vessels continue to be subject to the existing discharge requirements established in the VGP and the USCG's ballast water regulations, as well as any other applicable state and local government requirements.

The National Marine Sanctuaries Act provides the National Oceanic and Atmospheric Association with the authority to identify, designate and protect marine areas with special national significance. There are currently 17 National Marine Sanctuaries and two Marine National Monuments in force, some of which are transited through by our ships. Each area is governed by site-specific requirements that prohibit most discharges from ships.

The state of Alaska requires permitting for certain discharges from cruise ships in designated Alaskan waters. Further, the state of Alaska requires that certain discharges be reported and monitored to verify compliance with standards and repeat violators of the regulations could be prohibited from operating in Alaskan waters. Environmental regimes in Alaska are more stringent than the U.S. federal requirements with regard to discharges from vessels. The state of California also has environmental requirements significantly more stringent than federal requirements for water discharges and air emissions.

iii.   EU and EU Member State Regulations

The EU has adopted a broad range of substantial environmental measures aimed at improving the quality of the environment. To support the implementation and enforcement of European environmental legislation, the EU has adopted directives on environmental liability and enforcement and a recommendation providing for minimum criteria for environmental inspections.

The European Commission's ("EC") strategy is to reduce emissions from ships. The EC strategy seeks to implement SOx Emission Control Areas set out in MARPOL, as discussed above via their own Sulfur Directive.

The EC has also implemented regulations aimed at reducing GHG emissions from maritime shipping through a Monitoring, Reporting and Verification regulation, which involves collecting emissions data from ships over 5,000 gross tons to monitor and report GHG emissions on all voyages to, from and between European Union ports.

The EU adopted a series of significant reforms as a part of its Fit for 55 package to meet its 2030 emissions reduction goal. The main instruments for reducing emissions are the Emissions Trading System ("ETS"), FuelEU Maritime regulation and the Energy Taxation Directive ("ETD") as well as amendments to the alternative fuels infrastructure and renewable energy directives.

The ETS regulates emissions through a "cap and trade" principle, where a cap is set on the total amount of certain emissions that can be emitted. The maritime shipping sector is included in the scope of ETS effective January 2024 and requires ships to procure emission allowances covering 40% of their 2024 emissions inside EU waters to be surrendered in 2025, 70% of 2025 emissions to be surrendered in 2026 and 100% of annual emissions thereafter, to be surrendered in the following year. The 2024 cost of the ETS regulations was $46 million.

The FuelEU Maritime regulation, which became effective in January 2025, is a long-term framework designed to reduce maritime emissions by increasing the use of sustainable alternative fuels and, for container and passenger ships (including cruise ships), the use of shore power. The regulation requires compliance with the maximum limits of GHG intensity of energy used on board. The stringency of these limits increases over time, and there are financial penalties for non-compliance. The regulation also includes requirements for ships to connect to shore power when at EU ports. We estimate the 2025 impact of complying with the FuelEU Maritime regulation to be approximately $10 to $15 million.

The ETD is a framework for the taxation of energy products and sets minimum rates of excise duty to encourage a low carbon economy. Proposed amendments to the ETD will introduce new tax rates based on

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the energy content and environmental impact rather than volume. If adopted, these amendments will also widen the directive to include maritime fuels, which were previously exempt. To date, there is no timeline for adoption of these amendments.

Norway has and is considering additional regulations that supersede IMO requirements for certain air emissions from vessels. For example, all ships operating in the Norwegian World Heritage Fjords ("WHF") must meet IMO Tier III NOx requirements by January 1, 2025. Additionally, Norway has proposed that large ships operating in the WHF may not emit any GHG starting in 2032. Norway is also currently considering a carbon tax on fuel bunkered by international shipping in Norway.

The exact impact of the Fit for 55 and the Norwegian WHF regulations are uncertain as elements of the proposals have not yet been finalized and enacted and will depend on future deployments.

5. Maritime Health Regulations

We are committed to providing a healthy environment for all of our guests and crew. We collaborate with public health inspection programs throughout the world, such as the Centers for Disease Control and Prevention ("CDC") in the U.S. and the SHIPSAN Project in the EU, to ensure that development of these programs leads to enhanced health and hygiene onboard our ships. Through our collaborative efforts, we work with the authorities to develop and revise guidelines, review plans and conduct on-site inspections for all newbuilds and significant ship renovations. We work closely with governments and health authorities around the world to ensure that our health and safety protocols comply with the requirements of each location. In addition, we continue to maintain our ships by meeting, and often exceeding, applicable public health guidelines and requirements, complying with inspections, reporting communicable illnesses and conducting regular crew training and guest education programs.

6. Maritime Labor Regulations

The International Labor Organization develops and oversees international labor standards and includes a broad range of requirements, such as the definition of a seafarer, minimum age of seafarers, medical certificates, recruitment practices, training, repatriation, food, recreational facilities, health and welfare, hours of work and rest, accommodations, wages and entitlements.

The STCW, as amended, establishes additional minimum standards relating to training, including security training, certification and watchkeeping for our seafarers.

b. Other Governmental Regulations

Compliance with GHG regulations and the associated potential cost is complicated by the fact that various countries and regions are following different approaches to climate-related regulations.

In most countries where we source the majority of our guests, we are required to establish financial responsibility, such as obtaining a guarantee from stable financial institutions and insurance companies, to satisfy liability in cases of our non-performance of obligations to our guests. The amount of financial responsibility varies by jurisdiction based on the amount mandated by the applicable local legislation, regulatory agency or association.

In Australia and most of Europe, we may be obligated to honor our guests' cruise payments made by them to their travel agents and tour operators regardless of whether we receive these payments.

In addition, the UK plans to include domestic shipping under its national ETS beginning in January 2026. To date, they have proposed that the domestic legs and port calls of ships engaged in international voyages will be included, consultations with stakeholders is ongoing.

We are, or may in the future become, subject to other laws and regulations which require our compliance, including those addressing antitrust, anti-money laundering, bribery, corruption, data privacy, human rights, securities and sanctions, reporting on sustainability matters, as well as human resources related matters.

XIX. Sustainability and Environmental Impact

We strive to be a desirable workplace and a model global corporate citizen. Our efforts to ensure the safety and well-being of our guests and crew, protect the environment, create opportunities for our workforce, build strong stakeholder relationships and support the communities we operate in and visit, reflect our core values and are key to our success.

In 2021, we established goals for 2030 which incorporate six focus areas listed below that align with elements of the United Nation's Sustainable Development Goals and build on the momentum of our successful achievement of our 2020 sustainability goals. Since then, we have achieved several goals ahead of schedule, accelerated the timeline of others and established intermediate goals. During 2024, we conducted a comprehensive review of our 2030 sustainability goals to align with our ongoing vision and progress. This review included revising existing goals, setting new targets, and retiring goals that have already been achieved. The enhancement of our sustainability road map reflects our adaptive approach to addressing evolving environmental and social challenges, both globally and within the cruise industry.

- *Climate Action*
- *Circular Economy*
- *Good Health and Well-Being*
- *Sustainable Tourism*
- *Biodiversity and Conservation*
- *Inclusion and Belonging*

<u>*Sustainability Goals Progress*</u>

The tables below represent our progress through November 30, 2024 in each of our six focus areas and associated goals:

2030 Climate Action Goals	Status (a)	Our Progress
Achieve 20% GHG intensity reduction relative to our 2019 baseline measured in both grams of CO_2e per ALB-km and kilograms of CO_2e per ALBD by 2026	On Track	• Achieved 17% GHG intensity reduction on an ALB-km basis relative to 2019 and 38% relative to 2008 • Achieved 17% GHG intensity reduction on an ALBD basis relative to 2019 and 41% relative to 2008
Achieved a 64% fleet shore power connection capability in 2023 and established an interim goal to achieve 75% by 2028 and 80% by 2030 *(Previous goal: Increase fleet shore power connection capability to 60% of the fleet)*	Goal revised in 2024 − On Track	70% of the fleet has shore power connection capability in 2024, up from 64% in 2023 and 57% in 2022
Expand number of LNG ships to >25% fleet capacity beyond 2030 to 2033 *(Previous goal: Expand our LNG program)*	Goal revised in 2024 − On Track	Ten LNG ships in operation, representing nearly 20% of fleet capacity in 2024, and six more on order through 2033
Expand battery, fuel cell and biofuel capabilities	Ongoing	Successfully continued to pilot the use of biofuels as a replacement for fossil fuel on four ships in 2024, one ship in 2023 and two ships in 2022
Continue to measure Scope 3 emissions *(Previous goal: Reduce Scope 3 (indirect) emissions associated with food procurement and waste management)*	Revised goal in 2024 – Ongoing	We continue to measure our Scope 3 emissions

21

2030 Circular Economy Goals	Status (a)	Our Progress
Achieved 50% single-use plastic item reduction in 2021 and will continue to reduce and/or eliminate single-use plastic items within our operations by 2030 *(Previous goal: Achieve 50% single-use plastic item reduction in 2021)*	Revised goal in 2024 – Ongoing	Continued to reduce the purchase of single-use plastic items across the fleet, with a focus on shifting to reusable items
Achieved 30% food waste reduction per person in 2022 and established an interim goal to achieve 40% by 2025 and 50% by 2030	On Track	Surpassed 2025 interim goal one year ahead of schedule and achieved a 44% food waste reduction in 2024 relative to our 2019 baseline
Increase Advanced Waste Water Treatment System fleet coverage to >80% by 2030 *(Previous goal: Increase Advanced Waste Water Treatment System fleet coverage to >75% by 2030)*	Revised goal in 2024 – On Track	Achieved 74% fleet capacity coverage with 73% of ships in 2024
Improve water use efficiency by increasing percentage of water produced by seawater to 90% by 2030	New goal in 2024 – On Track	Achieved 88% water produced from seawater in 2024
Maintain water use rate at <70% of the U.S. national average of 82 gallons per person per day (As per the U.S. EPA)	New goal in 2024 – On Track	Achieved a water use rate of 51 gallons per person per day, which is 62% of the U.S. national average of 82 gallons per person per day

2030 Good Health and Well-Being Goals	Status (a)	Our Progress
Listen closely to employee feedback and measure participation on employee culture survey by achieving a >75% participation rate on an annual basis *(Previous goal: Establish measurable Company Culture metrics and set annual improvement targets)*	Revised goal in 2024 – On Track	Achieved a 77% employee participation rate on the annual culture survey
Become employer of choice by striving to maintain or exceed an annual employee NPS of 'Great' or higher, in accordance with workplace survey standards	New goal in 2024 – On Track	Achieved an employee NPS of 'Great' on the annual culture survey
Enhance mental health/fitness offerings across shipboard and shoreside	New goal in 2024 – Ongoing	• Continued to promote and implement mental health initiatives including awareness, training, and supporting resources • Access to onboard internet to support shipboard employees' connections with home and loved ones
Reduce the number of guest and crew work-related injuries	Ongoing	Continued to implement and monitor impact of initiatives to prevent guest and crew injuries

2030 Sustainable Tourism Goals	Status (a)	Our Progress

Animal Welfare – responsible sourcing
 	
• Achieve 100% cage free eggs by the end of 2025
 	
• Achieve 100% responsible chicken sourcing by the end of 2025
 	
• Achieve 100% gestation crate-free pork by the end of 2025
	On Track for eggs
	
	Lagging for chicken and pork
		• We exceeded our fiscal year 2024 interim cage-free egg target by 10 percentage points, sourcing 80% cage-free eggs to our ships fleetwide, up from 55% in fiscal year 2023
		
		• In fiscal year 2024, 62% of pork and 39% of chicken sourced to our ships met our responsible sourcing criteria.
		
		  • For Pork, we increased responsibly sourced pork year over year by 22 percentage points, missing our fiscal year 2024 interim goal of 70%
		
		  • For chicken, we increased responsible sourced chicken year over year by 5 percentage points despite limited supply availability in key regions, missing our fiscal year 2024 interim goal of 60%

Continue to support disaster resilience, relief, and recovery efforts	Ongoing	• Supported and coordinated disaster relief efforts after hurricanes Helene and Milton impacted communities across the southeastern United States by donating over $2 million in partnership with other organizations to Direct Relief, World Central Kitchen, and the Gary Sinise Foundation • Provided in-kind donations to the Quintana Roo community in Mexico impacted by torrential rains & flooding in the aftermath of Hurricane Beryl • Supported the Alaska community impacted by the Mendenhall Glacier dam flooding in Juneau • Supported disaster relief efforts on Japan's Noto Peninsula after it was impacted by an earthquake • Supported and coordinated disaster relief efforts on the South Pacific Island of Vanuatu after it was impacted by a devastating earthquake in December 2024
Build stronger community relationships in our employment bases and destinations via employee volunteering programs	Ongoing	Our employees participated in a variety of volunteering programs, contributing over 3,000 hours and involving over 1,000 employees
Continuing to support the communities we visit through our donation programs for food surplus and ship in-kind donations	New goal in 2024 – Ongoing	• Added two additional ports to our food surplus donation program and donated over 20,000 meals • Our ships continued their in-kind donation program, contributing over 70,000 assorted items to local communities

2030 Biodiversity and Conservation Goals	Status (a)	Our Progress
Support biodiversity and conservation initiatives through select NGO partnerships	Ongoing	Continued to engage with several NGOs on potential partnership opportunities
Conduct audits and monitor animal encounter excursions regularly	Ongoing	Continued audit and monitoring program
Continue to support reforestation efforts at the ports we own and operate by planting trees annually	New goal in 2024 – Ongoing	• Planted 5,000 locally grown palm trees in Celebration Key – Grand Bahamas • Planted 373 mahogany trees seedings in Mahogany Bay – Roatan, Honduras
Continue to support community beach cleanups globally	New goal in 2024 – Ongoing	Participated in 48 cleanups globally across 17 countries in 2024

2030 Inclusion and Belonging Goals	Status (a)	Our Progress
Expand shipboard and shoreside inclusion and belonging	Ongoing	• Our company was recognized with several top employer awards more broadly for advancing inclusion and belonging in the workplace • Earned a perfect score of 100 from the Human Rights Campaign's Corporate Equality Index and designation as one of the Best Places to Work for LGBTQ+ equality for the seventh consecutive year • Continued to track and report shipboard and shoreside gender distribution across various ranks
Continue to invest in programs focused on increasing female shipboard representation across all ranks and departments for women officers seeking a career at sea where they can grow and excel	New goal in 2024 – Ongoing	• Our Women Officer Network (WON) program received the Seatrade Cruise Award for Investment in People • Added a formal mentoring program to our WON, which resulted in a group of 62 pairs of mentors and mentees

(a) On Track — Quantifiable/numerical goals that are showing a positive trend towards achieving the goal.
Ongoing — Qualitative/non-numerical goals which are currently in progress.
Lagging — Quantifiable/numerical goals that are showing a slower progress towards achieving the goal.

We have developed a four-part strategy to help us achieve our climate action goals as follows:

- Fleet optimization: delivering larger, more efficient ships as part of our ongoing newbuild program, some of which may replace existing ships in our fleet
- Energy efficiency: continuing to improve our existing fleet's energy efficiency through investment in projects such as service power packages (or power saver packs), air lubrication systems and expanding shore power capabilities to leverage renewable energy sources while in port, where available
- Itinerary efficiency: designing more energy-efficient itineraries, focusing on operational execution and investing in port and destination projects in strategic locations
- New technologies and alternative fuels: investing in a first-of-its-kind lithium-ion battery storage system and assessing carbon capture and storage. We also support alternative fuels including biofuels such as bio-methane and bio-methanol, as well as synthetic or e-fuels such as e-methane and e-methanol, which we are assessing as future low GHG emission fuel options for our ships

Refer to Note 2 — "Material Accounting Policies" for additional information on how climate change has been considered in our financial statements.

We are working to further reduce our absolute GHG emissions. We reduced our absolute GHG emissions from ship fuel by approximately 11% as compared to our peak year of 2011 despite capacity growth of nearly 37% over the same period. Additionally, we are pursuing our aspiration of net zero emissions by 2050, aligned with the revised IMO Strategy. Achieving this goal will require energy sources and technologies that do not yet exist at scale. While fossil fuels are currently the only scalable and commercially viable option for our industry, we are closely monitoring technology developments and pioneering important sustainability initiatives in the cruise industry. We have leveraged third party studies and partnered with companies and other organizations to help identify and scale new technologies. For example, we implemented maritime scale battery technology and are working with classification societies and other stakeholders to assess lower GHG emission fuel options for cruise ships and assessing carbon capture and storage technologies. We have successfully used biofuel as a replacement for fossil fuel on 6 ships. The certified biofuels used offer environmental benefits compared to using fossil fuels alone through their lifecycle GHG reductions. These biofuels can be used in existing ship engines without modifications to the engine or fuel infrastructure, including on ships already in service. To provide a path to net zero emissions, alternative low GHG emission fuels will be necessary for the maritime industry; however, there are significant supply and cost challenges that must be resolved before viability is reached. Without clarity on low and zero carbon fuel availability, we are not currently able to make absolute emissions reduction commitments along a prescribed timeline. In our view, a commitment to achieve an absolute greenhouse gas emission reduction pathway without a clear understanding of how this will be achieved is not aligned with our approach to goal setting. While we continue to pursue our aspiration of net zero emissions, our defined goals and targets are set based on feasible, achievable, and available pathways.

We continue to implement Service Power Packages (or Power Saver Packs), a comprehensive set of technology upgrades, which will be completed over the next several years across a portion of the fleet. These upgrades include the following elements designed to reduce both fuel usage and GHG emissions while also contributing to cost savings:

- Comprehensive upgrades to each ship's hotel HVAC (heating, ventilation, and air conditioning) systems
- LED lighting systems
- Remote monitoring and optimization of energy usage and performance

Service Power Package (or Power Saver Packs) upgrades are the main part of our ongoing energy efficiency investment program and are expected to further improve energy savings and reduce fuel consumption. Upon completion, these upgrades are expected to deliver approximately 5% fuel savings per ship.

We have ten Air Lubrication Systems ("ALS") operating in our fleet as of November 30, 2024 and have additional installations in progress and planned for the future. ALS cushions the flat bottom of a ship's hull with air bubbles, which reduces the ship's frictional resistance and the propulsive power required to drive the ship through the water and generate approximately 5% savings in fuel consumption for propulsion and reductions in GHG emissions on ALS equipped ships when operating in a specific speed range.

We have ten LNG powered cruise ships in operation as of November 30, 2024, which represent nearly 20% of our fleet capacity and six more that are expected to join the fleet through 2033.

While LNG is a fossil fuel and generates GHG emissions, its direct CO_2 emissions are lower than those of conventional fuels. It emits virtually zero sulfur oxides (only the sulfur in the pilot fuel is present), reduces nitrogen oxides by 85% and cuts particulate matter by 95%-100%. The types of engines that we use experience small amounts of methane slip (un-combusted methane passing through the engine). There are varying views on measuring LNG's environmental impact and our disclosures report our emissions, including methane slip, as part of our total GHG emissions (reported as CO_2e) using the scientifically accepted 100-year global warming potential ("GWP") time frame and are measured on a tank-to-wake basis.

We are part of the Methane Abatement in Maritime Innovation Initiative, partnering with other major maritime players to find solutions for this challenge, including evaluating options to remove unburnt methane from exhaust streams. The latest generation of LNG-fueled engines show significantly reduced methane slip and we are working with the engine manufacturers to update our existing engines to improve their methane slip performance. As a result of these efforts, LNG's advantage over conventional fuels in terms of reduced GHG emissions is expected to grow.

A new ship capable of running on LNG also provides flexibility and future optionality. LNG engines are dual-fuel engines, capable of operating on MGO and LNG, including fossil, biofuel and, when available,

synthetic versions of those fuels. The type of tank and system arrangements that we have on our LNG-fueled ships also allows for future conversion to other low GHG fuels such as green methanol. LNG ships are also built with larger fuel tanks, with the space necessary to retrofit for other fuels. Given the expected life of a cruise ship, this provides us with more options to continue to fuel our ships regardless of how the alternative fuel markets develop in the future.

The combined impact of the factors above makes LNG the best readily available fuel to reduce GHG emissions in the absence of market-ready zero-emission or near-zero-emission fuels.

We pioneered the use of Advanced Air Quality Systems on board our ships to aid in the reduction of sulfur and are promoting the use of shore power. Shore power enables our ships to use shoreside electric power, where available, while in port rather than running their engines to power their onboard services, resulting in reduced engine emissions and noise in port. We also pioneered the use of shore power in 2001. More than two-thirds of our ships are equipped with this capability, and that number will increase over time as more ports provide shore power. We have continued our work with several local port authorities to utilize cruise ship shore power connections.

We have considered our sustainability goals and efforts, as described above, in connection with the preparation of our consolidated financial statements and any estimates used in the preparation of our consolidated financial statements.

We have voluntarily reported our GHG footprint via the CDP each year since 2006. The CDP rates companies on the depth and scope of their disclosures and the quality of their reporting. Our submission includes details of our most recently compiled emissions data and reduction efforts, along with the results of an independent, third-party verification of our GHG emissions. We also disclose our holistic water stewardship to use less, reuse more and clean as well as purify used water to return to nature through the CDP water program.

Carnival Corporation & plc's GHG emissions inventory management plan follows the guidance in The Greenhouse Gas Protocol and ISO 14064-1:2018 and our environmental management system is certified in accordance with the ISO 14001:2015 Environmental Management System standard.

We voluntarily publish Sustainability Reports that address governance, stakeholder engagement, environmental, labor, human rights, society, product responsibility, economic and other sustainability-related issues and performance indicators. These reports are not incorporated in this document and can be viewed at www.carnivalcorp.com, www.carnivalplc.com and www.carnivalsustainability.com. For further information on our 2030 sustainability goals, refer to our Sustainability Report.

a. Summary of our Environmental Impact

Our direct (Scope 1), indirect (Scope 2) and indirect value chain (Scope 3) GHG emissions are quantified and reported. Additionally, limited assurance is provided on our GHG emissions by an independent third party. Our fiscal year 2024 direct GHG emissions, which are largely generated from our ships, represented over 99% of our total Scope 1 and 2 emissions.

	Unit	Global Emissions 2024 (a)	Global Emissions 2023	Global Emissions 2022	UK Emissions 2024	UK Emissions 2023	UK Emissions 2022
GHG Emissions *(in thousands)*							
Scope 1 – Direct	Metric Tons CO_2e	9,680	9,610	8,539	1,228	1,179	1,027
Scope 2 – Indirect – Location based	Metric Tons CO_2e	34	38	43	1	1	1
Total GHG Emissions (Scope 1&2) – Location based	Metric Tons CO_2e	9,714	9,648	8,582	1,228	1,180	1,028
Energy Consumption *(in millions)*							
Scope 1	Kwh	34,195	34,961	30,853	4,340	4,383	3,733
Scope 2	Kwh	120	107	107	4	4	3
Total Energy Consumption (Scope 1&2)	Kwh	34,315	35,068	30,960	4,344	4,387	3,736
Intensity Ratio	Grams of CO_2e/ ALB-Km	203	211	241	214	217	267
Intensity Ratio	Kilograms of CO_2e/ALBD	100	103	115	102	106	123

(a) Our 2024 calculation includes global standards for emission factors established by the IMO. The impact of using these emission factors relative to our comparative calculation is not material.

Data for 2022 is not representative of a full year of operations.

In 2022, we performed a baseline inventory of our 2019 Scope 3 GHG emissions following the Greenhouse Gas Protocol and ISO 14064-1:2018 guidance. We perform an inventory of our Scope 3 GHG emissions annually for the 12-month period from June 1 to May 31. The period used for conducting our annual Scope 3 GHG emissions inventory provides sufficient time to collect and consolidate the large amount of activity-based data needed to complete the inventory and report the results in our Annual Report. For the period June 1, 2023 to May 31, 2024, we estimated our Scope 3 emissions to be roughly half of our total emissions. It is important to note that because Scope 3 emissions relate to other organizations' emissions and there are a wide range of emission factor databases to choose from, these estimates are subject to numerous uncertainties.

In thousands	**Global Greenhouse Gas (GHG) Scope 3 Emissions (a)**		
	Unit	**2024/2023**	**2023/2022**
Total Scope 3 GHG emissions	MT CO2e	8,671	7,562
Cat. 1 Purchased goods and services	MT CO2e	4,257	3,942
Cat. 2 Capital goods	MT CO2e	1,049	705
Cat. 3 Fuel- and energy-related activities	MT CO2e	2,128	1,751
Cat. 4 Upstream transportation and distribution . .	MT CO2e	112	179
Cat. 5 Waste generated in operations	MT CO2e	135	96
Cat. 6 Business travel	MT CO2e	39	33
Cat. 7 Employee commuting	MT CO2e	728	650
Cat. 8 Upstream leased assets	MT CO2e	N/A	N/A
Cat. 9 Downstream transportation and distribution			
Cat. 10 Processing of sold products			
Cat. 11 Use of sold products	MT CO2e	198	186
Cat. 12 End-of-life treatment of sold products	MT CO2e	N/A	N/A
Cat. 13 Downstream leased assets			
Cat. 14 Franchises			
Cat. 15 Investments	MT CO2e	24	20

(a) Our Scope 3 emissions were calculated using the 12-month periods from June 1, 2022 – May 31, 2023 and June 1, 2023 – May 31, 2024.

GHG emissions data collection and calculations were performed in accordance with our GHG emissions inventory management plan. Ship fuel emissions represent 98% of our total Scope 1 and 2 emissions and roughly half of our total emissions.

Scope 1 emissions include direct emissions from the combustion of ship fuel, inadvertent release of ship refrigerants, and other direct emissions generated by sources owned or controlled by Carnival Corporation & plc (global number as per above table) as well as ships operated and facilities owned and leased by our UK-based and marketed brands — P&O Cruises (UK number as per above table) and Cunard (UK number as per above table).

Scope 2 emissions include emissions from the consumption of electricity for facilities and ships as well as heat or steam purchased by sources owned or controlled by Carnival Corporation & plc (global number as per above table) as well as ships operated and facilities owned and leased by our UK-based and marketed brands — P&O Cruises (UK) and Cunard (UK number as per above table).

We measure and report the ship fuel GHG emission rate in terms of grams of CO_2e per ALB-Km and kilograms of CO_2e per ALBD. These indicators enable us to make meaningful GHG emission reduction comparisons that take into account changes in fleet size, itineraries and passenger capacity during normal operations. The CO_2e/ALBD metric is a better indicator of our progress on absolute emissions reduction.

Scope 3 emissions include emissions that occur in the value chain of Carnival Corporation & plc. Scope 3 emissions were estimated using supplier and activity-based data, where available (e.g., city-pair flight data, food and beverage physical units purchased, waste volumes and fuel consumption and shipbuilder-reported emissions). Several emission factor databases were used in the estimation, including DEFRA, IMO Guidelines on Life Cycle GHG Intensity of marine fuels, and the U.S. EPA Supply chain GHG

Emission Factors v1.3 (with margins), among others. Spend-based emission factors were adjusted for inflation as needed. Our estimation is conducted at the corporate, not country level.

In addition to GHG emissions, we also monitor various other environmental metrics to assess our impact and track our performance over time.

(in thousands, except percentages)	Other Environmental Impact Metrics			
	Unit	2024	2023	2022
Water Consumption	Metric Tons	25,828	23,907	17,867
Wastewater	Metric Tons	25,385	23,687	17,395
Waste Disposal	Metric Tons	289	284	231
Percent of Waste Recycled (a)	Percent	29.7%	29.0%	30.2%

(a) Refers to waste materials that have been segregated onboard with the intention of being recycled ashore.

Data for 2022 is not representative of a full year of operations.

b. Climate-Related Financial Disclosures

We have set out below our climate-related financial disclosures fully consistent with the Task Force on Climate-Related Financial Disclosures ("TCFD") Recommendations and Recommended disclosures, taking into account guidance published by the TCFD including the Guidance for All Sectors and in compliance with the requirements of the UK Companies Act 2006. Our consistency with the TCFD's four pillars, Governance, Strategy, Risk Management and Metrics and Targets, and the recommendations thereof, are represented in the table below.

TCFD Pillar	Recommended disclosures	Section Reference
Governance	a) Describe the Boards' oversight of climate-related risks and opportunities.	*Governance*
	b) Describe management's role in assessing and managing climate-related risks and opportunities.	
Strategy	a) Describe the climate-related risks and opportunities the organisation has identified over the short, medium, and long term.	*Strategy: Qualitative scenario analysis*
	b) Describe the impact of climate-related risks and opportunities on the organisation's businesses, strategy, and financial planning.	*Strategy: Quantitative Scenario Analysis*
	c) Describe the resilience of the organisation's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.	

TCFD Pillar	Recommended disclosures	Section Reference
Risk Management	a) Describe the organisation's processes for identifying and assessing climate-related risks.	*Risk Management: Climate Risk and Opportunity Identification, Owner Assignment and Assessment*
	b) Describe the organisation's processes for managing climate-related risks.	*Risk Management: Climate Risk and Opportunity Monitoring, Management and Reporting*
	c) Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organisation's overall risk management.	*Risk Management: Integration into our overall risk management*
Metrics and Targets	a) Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process.	*Metrics and Targets*
	b) Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 GHG emissions, and the related risks.	
	c) Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets.	

Governance

The Chief Climate Officer ("CCO") and the Boards of Directors are responsible for the oversight of climate-related matters and are directly supported by members of executive management. In addition, the CCO and the Boards of Directors approve our decarbonization initiatives and investments. They also set the tone at the top with regards to embedding a climate risk culture through fulfilling their responsibilities as outlined in the climate risk management framework. The CCO leads the identification of climate-related risks and opportunities and oversees how these are embedded in our strategic decision-making and risk management processes (see page 37).

To further support our climate-related efforts, we have a Strategic Risk Evaluation ("SRE") Committee. The SRE Committee consists of members of executive management and reports to the CEO and CCO, who in turn, reports to the Boards of Directors. As of November 30, 2024, the SRE Committee was comprised of the following:

- Josh Weinstein — President, Chief Executive Officer and Chief Climate Officer
- David Bernstein — Chief Financial Officer and Chief Accounting Officer (Chair of SRE Committee)
- William Burke — Chief Maritime Officer
- Richard Brilliant — Chief Risk and Compliance Officer
- Jan Swartz — Executive Vice President of Strategic Operations

The primary responsibility of the SRE Committee is to assist the CCO in fulfilling his responsibility to identify, monitor and review the management of climate-related risks and opportunities. The diagram below sets out the function of the SRE Committee and illustrates the interaction between the Boards of Directors, executive management and the SRE Committee. Common recurring activities of the SRE Committee include:

- Discussing climate considerations in the planning processes to further support its focus on reducing GHG emissions
- Considering if any new climate risks or opportunities should be included in the list of identified climate risks and opportunities

- Reviewing and updating as needed the internal decarbonization premium
- Ensuring appropriate assignment of identified climate risks and opportunities to risk owners, who are responsible for their day-to-day evaluation and management
- Obtaining at least annual reporting from the risk owners on the monitoring and management of identified risks and opportunities and reviewing, scrutinizing and challenging management of climate-related risks and opportunities
- Tracking of energy efficiency spend and progress on the installation of Service Power Packages (or Power Saver Packs)
- Monitoring progress against our 2030 Climate Action Goals
- Reviewing and approving the climate risk management framework
- Reviewing and approving the SRE Committee charter

The SRE Committee meets at least once a quarter and in 2024, four SRE Committee meetings were held. From these discussions, the SRE Committee has provided a quarterly update to the Boards of Directors on climate-related matters such as:

- Updates from risk owners on the monitoring and management of identified risks and opportunities for all of our monitored risks
- Updates on evolving regulations
- Results of decarbonization pathway analysis
- Results of our Scope 3 emissions quantification



Board Education Program

To enable the CCO and Boards of Directors to fulfil their responsibility to oversee climate-related risks and opportunities, a Board sustainability and TCFD education program was established in 2022, with core education components and optional self-study courses. This sustainability and TCFD education program was developed with support from external advisors and the Senior Independent Director. The core education components of the program were completed in November 2022. In July 2024, we performed a refresher education program covering Science-Based Targets.

Strategy

Risks and opportunities are reviewed and developed as part of our climate risk management framework described below. In 2022, we performed a qualitative and quantitative scenario analysis to assess our climate-related risks and opportunities over the short, medium and long-term. The qualitative and quantitative scenario analysis were reviewed by the SRE Committee in 2024 and no significant changes were identified.

Qualitative scenario analysis

In 2022, we qualitatively applied two (and quantitatively applied three) distinct plausible climate scenarios, global warming limited to below 1.5°C above pre-industrial levels by 2100 "Steady Path to Sustainability" and global warming of 2.8°C above pre-industrial levels by 2100 "Regional Rivalry." The scenarios were used to generate the climate-related risks and opportunities listed in the table below.

As part of our 2022 qualitative scenario analysis, a series of workshops with the SRE Committee and a cross-section of management was conducted to identify material climate-related risks and opportunities, based on likelihood and degree of potential financial impact, over the following time horizons:

- 2022 – 2025 (short-term) — consistent with our internal forecasting
- 2025 – 2035 (medium-term) — aligns with our existing sustainability goals
- 2035 – 2050 (long-term) — consistent with the useful life of our ships

Following the workshops, the SRE Committee selected certain risks and opportunities for further assessment and quantification. The process of selecting these risks and opportunities included an in-depth assessment by each participant of the proposed risks and opportunities. The process incorporated the use of a feasibility matrix and subsequent group discussion to arrive at consensus on which risks and opportunities were most appropriate for quantification. Feasibility was evaluated on the availability of internal and external climate-related data, the estimated number of assumptions required and the magnitude of impact and likelihood of occurrence.

Climate-related risks identified through the 2022 qualitative scenario analysis

Our initial selected risks and opportunities for quantification are in **bold**:

TCFD risk categories	Risk summary	Impact time horizon
Markets and Products / Shifting Markets (1)	**Cruising no longer aligns to consumers' climate values**	Medium Term
	Reduced availability and access to fuel*	Medium Term
	Unable to meet climate-related requirements reduces access to capital / insurance	Medium Term
Policy and Legal (1)	**Increased costs driven by climate-related regulations***	Short-Medium Term
	Risk is that cruising (as a high-GHG emissions industry) is severely restricted or subject to bans	Medium Term
Reputation (1)	Failure to attract and retain talent due to climate credentials	Medium Term
	Increased demand for reducing GHG emission practices	Medium Term
Technology (1)	Lack of viable low GHG emission technology to replace fossil fuels	Medium Term
Physical	**Chronic climate change impacting supply chain availability and price**	Medium Term with expected increases in the Long Term
	Itineraries are not viable due to extreme weather and/or sea level rise	Medium Term with expected increases in the Long Term

(1) Transition Risks

* Due to the similar nature of these risks, we have combined them for the quantitative analysis into a combined risk: "How does a transition to a low-GHG emissions future impact the price of the fuels needed to power our ship engines?"

Climate-related opportunities identified through the 2022 qualitative scenario analysis

TCFD opportunity categories	Opportunity summary	Realisation time horizon
Energy Source	Support the adaptation of sustainable technological advances for the cruise industry	Medium Term
Market Access	Access to new financing options available for organisations working on a low-GHG emission future	Short-Medium Term
	Access to private destinations or islands with infrastructure built by us	Short-Medium Term
	Attract and retain new customers and improve reputation through sustainable itineraries and activities for changing climate-induced preferences	Short-Medium Term
	Positioning as a sustainability leader	Short-Medium Term
Products & Services	Opportunities for the ship to be the destination	Long Term
Resilience	Engage with more sustainable and economically favourable alternative suppliers	Short Term
	Improve resilience to physical climate risk through adaptation of itinerary routes and investment in port infrastructure	Short Term
Resource Efficiency	Improved operational efficiencies arising from technological advancements	Medium Term
	Increased fuel efficiency through alternative itinerary planning and reduced energy use	Short-Medium Term
	Increased resource efficiency through reduced on-board energy demand and consumption	Medium Term

Annually, we evaluate each risk and no significant changes in our climate risk assessment were noted. There have been minor shifts in the period over which risks may materialize, generally shifting outwards. Therefore, the SRE Committee redefined our time horizons of short, medium and long-term as follows:

- Present – 2030 (short-term) — consistent with our internal forecasting
- 2031 – 2040 (medium-term) — aligns with our existing sustainability goals
- 2041 – 2050 (long-term) — consistent with the useful life of our ships

We presently consider transition risks to be the most significant in terms of likelihood and impact. The risks with the highest impact and likelihood of occurrence are associated with the transition to a low-GHG emission future, in a scenario where low GHG emission technology does not exist, or where we have not been able to access these technologies and where we have reduced availability and access to fuel.

The climate-related opportunities with the highest impact are a mix of mitigation and adaptation opportunities. These include the positive impacts of supporting the adaptation of sustainable technological advances for our business, improved operational efficiencies from technological advancements, and more energy efficient itineraries from investing in port and destination projects.

2022 Quantitative Scenario Analysis

In 2022, we quantitatively applied three distinct plausible climate scenarios to determine the potential impacts of the risks and opportunities assessed. Using transition scenario assumptions from the International Energy Agency ("IEA") and climate and transition scenarios from the Intergovernmental Panel on Climate Change ("IPCC"), we utilised two interlocking types of pathways, the Representative Concentration Pathways ("RCPs") and Shared Socioeconomic Pathways ("SSPs") to create three sets of scenarios to understand the relative materiality and possible range of impacts to the business from the selected climate-related risks and opportunities under different potential futures.

Scenario 1: Steady Path to Sustainability (average temperature increase limited to 1.5°C above pre-industrial levels by 2100) SSP1 / RCP1.9

> Under this scenario, the world takes the rapid and strong policy measures required to meet the ambition of the 2015 Paris Agreement (to keep the mean global annual temperature rise to well below 2°C warming above pre-industrial levels and pursue efforts to limit the temperature increase to 1.5°C above pre-industrial levels). Under this scenario, low GHG emission technology takes over from fossil-fuels, and reduced economic growth is also important for reaching net zero emissions by 2050

We selected this scenario, as it provides us insight into a low-GHG emissions world that would benefit us and our Climate Action Goals. Under this scenario, transition risks identified are material and our resilience is dependent on our ability to effectively adopt low GHG emission technologies, refer to XIX. Sustainability for further details on ways we are monitoring and have implemented technology developments. A transition to low GHG emission technologies would help us adhere to increasing requirements to transition to a low-GHG emissions future, including existing and emerging regulations, consumer preferences, and talent market expectations. Our most impactful opportunity is the enhancement of our reputation and competitiveness, by supporting the adaptation of sustainable technological advances for the cruise industry. This would also further help us to mitigate our transition risks.

Scenario 2: Regional Rivalry (average temperature increase limited to below 2.8°C above pre-industrial levels by 2100) SSP3 / RCP7.0

> This scenario explores a possible route in which the world is seeing an emergence of tribalism and nationalism. Low international priority for addressing environmental concerns leads to strong environmental degradation in some regions. The combination of impeded development and limited environmental concern results in poor progress toward climate sustainability. Growing resource intensity and fossil fuel dependency along with difficulty in achieving international cooperation and slow technological change imply high challenges to mitigation.

We selected this scenario, as it provides an indication of the world we would operate in if we do not achieve the Paris Agreement target. This scenario presents a higher emissions future where physical risks are material. Business resilience under this scenario is dependent on our ability to adapt to extreme weather events and chronic physical risks. Under this scenario we can remain resilient by taking advantage of the mobility of our cruise ships, which enables us to move our vessels between regions and adapt itineraries in cases of extreme weather events. Additionally, based on a study performed, we are well placed to respond to increased physical risks at our new port development projects, see Investment in Port and Destination Projects on page 37.

Scenario 3: Fossil-fueled growth (average temperature increase limited to below 4°C above pre-industrial levels by 2100) SSP5 / RCP8.5

> The 4°C scenario explores a possible route in which as countries emerge from the coronavirus pandemic, governments around the world focus on restoring growth through direct support to fossil fuels and reverting to the tried and tested methods of the past.

This scenario presents the highest emissions future where physical risks have the potential to be most significant and would therefore allow us to model the impact of these extreme climate risks. Akin to Scenario 2, business resilience under Scenario 3 will be dependent on our ability to adapt to extreme weather events and chronic physical risks as well as the impacts to our supply chain across different geographical

areas. Our experience with previous supply chain disruptions suggests that under this scenario, we would be resilient to supply chain risks given our ability to adapt to supply chain disruptions.

Key assumptions and limitations

The results of our quantitative scenario analysis have a high degree of uncertainty as there are assumptions made for all modelling inputs. This means that results should be taken as an indicative "order of risk". Furthermore, the analysis assumes that the future conditions from climate change are shifted to today to contextualize impacts in relation to the current business size. The analysis does not include:

- Forward-looking forecasting of our business operations; or
- Potential mitigation or adaptation measures that could be taken either by us, or by other parties over the period considered (e.g., sustainable ship fuel development, governments building flood defenses).

Estimations and projections

In 2022, we completed several scenario analyses over three time horizons (2025, 2030, and 2050). Any assumption made about fuel prices acknowledged the 2022 energy crisis and assumed that by 2025, oil prices will stabilize in line with IEA price projections, at the time of analysis. We have also projected physical and transition risks at a global level due to the high mobility of our assets.

The degree of potential impact was determined on a linear scale range of "Low", having no material impact or "High" having a material impact on Carnival Corporation & plc's financial statements. Refer to Note 2 — "Material Accounting Policies, Climate Change" on pages 81 – 82 in our Group financial statements for our analysis of the impact of climate change on the Group financial statements.

Results of the 2022 Quantitative Scenario Analysis: Potential Impact on Operating Income

Key

Transition Risk (**TR**); Physical Risk (**PR**); Opportunity (**O**)

Risk Financial Impact: Low ↓ Medium → High ↑

Opportunity Financial Impact: Low ⬇ (filled) Medium ➡ (filled) High ⬆ (filled)

		2025	2030	2050
Scenario 1	(**TR**) How does a low-GHG emissions future impact the price of the fuels needed to power our ship engines?	→	↑	↑
	(**TR**) How would changing consumer sentiment drive changes in demand for our offering?	↑	↑	↑
	(**PR**) How are our profits affected by an increase in food commodity prices?	↓	↓	↓
	(**O**) What are the future savings associated with operational efficiency improvements?	➡ (filled)	⬆ (filled)	⬆ (filled)
	(**O**) How could providing a service geared towards changing consumer sentiment drive long-term growth for us?	⬆ (filled)	⬆ (filled)	⬆ (filled)
Scenario 2	(**TR**) How does a low-GHG emissions future impact the price of the fuels needed to power our ship engines?	↑	↑	↓
	(**TR**) How would changing consumer sentiment drive changes in demand for our offering?	↓	↓	↓
	(**PR**) How are our profits affected by an increase in food commodity prices?	↓	↓	↓
	(**O**) What are the future savings associated with operational efficiency improvements?	⬆ (filled)	⬆ (filled)	⬆ (filled)
	(**O**) How could providing a service geared towards changing consumer sentiment drive long-term growth for us?	⬇ (filled)	⬇ (filled)	⬇ (filled)
Scenario 3	(**TR**) How does a low-GHG emissions future impact the price of the fuels needed to power our ship engines?	↓	↓	↓
	(**TR**) How would changing consumer sentiment drive changes in demand for our offering?	↓	↓	↓
	(**PR**) How are our profits affected by an increase in food commodity prices?	↓	→	↑
	(**O**) What are the future savings associated with operational efficiency improvements?	➡ (filled)	⬆ (filled)	⬆ (filled)
	(**O**) How could providing a service geared towards changing consumer sentiment drive long-term growth for us?	⬇ (filled)	⬇ (filled)	⬇ (filled)

How does a low-GHG emissions future impact the price of the fuels needed to power our ship engines?
There is an increased global regulatory focus on GHG and other emissions. Climate-change related regulatory activity and developments that require us to reduce our emissions, which includes both the EU regulations and the IMO Strategy, may require us to make capital investments in new equipment or technologies, pay for emissions, purchase allowances and/or carbon offset credits, or otherwise incur additional costs or take additional actions related to our emissions. Such activity may also impact us indirectly by increasing our operating costs, including fuel costs. Additionally, fossil fuels are currently the only viable option for our industry at present, we are closely monitoring technology developments and partnering with organizations to help identify and scale new technologies. Refer to XVIII. Governmental Regulations on pages 15 to 20 and XIX. Sustainability and Environmental Impact on pages 20 to 39.

How would changing consumer sentiments drive changes in demand for our offering?
To mitigate the impact of this risk, our short and medium-term GHG emissions goals focus on GHG intensity reduction, measured in both grams of CO_2e per ALB-km and kilograms of CO_2e per ALBD. In

addition, we are committed to our reduction of GHG emissions and we are pursuing our aspiration of net zero emissions by 2050, aligned with the IMO Strategy and are at the early stages of developing our transition plan. While fossil fuels are currently the only scalable and commercially viable option for our industry, we are closely monitoring technology developments and pioneering important sustainability initiatives in the cruise industry. To provide a path to net zero emissions, alternative low GHG emission fuels will be necessary for the maritime industry; however, there are significant supply challenges that must be resolved before viability is reached. Without clarity on low and zero carbon fuel availability, we are not currently able to make absolute emissions reduction commitments along a prescribed timeline. In our view, a commitment to achieve an absolute greenhouse gas emission reduction pathway without a clear understanding of how this will be achieved is not aligned with our approach to goal setting. While we continue to pursue our aspiration of net zero emissions, our defined goals and targets are set based on feasible, achievable and available pathways. Refer to XIX. Sustainability and Environmental Impact on pages 21 – 24.

How are our profits affected by an increase in food commodity prices?
Under Scenarios 1 and 2, the impacts on food prices are indistinguishable from the historical commodity market volatility. Under Scenario 3, we could face higher food costs which may impact our value chain and operating profit. Our existing supply chain management strategies have remained resilient through the more recent supply chain issues experienced globally, demonstrating our ability to mitigate global-scale disruptions. In addition, our Circular Economy 2030 Goals include achieving a 50% unit food waste reduction per person by 2030. Refer to XIII. Suppliers on page 10 and XIX. Sustainability and Environmental Impact on page 20.

What are the future savings associated with operational efficiency improvements?
Under each scenario, the estimated total price of the fuel is the same, but the amount of fuel demanded differs based on assumptions about operational efficiency improvements. To capture this potential upside, we are investing in projects that improve the energy efficiency of our fleet. A premium for lowering our GHG emissions, ranging between $75 and $100 per metric ton depending on the type of fuel, is added to the cost of fuel for our long-term planning processes. We are also ensuring that our brands design more energy efficient itineraries. For further details of our strategies in place to capture this opportunity, refer to XIX. Sustainability and Environmental Impact on pages 20 to 39.

How could providing a service geared towards changing consumer sentiment drive long-term growth for us?
Under scenarios 2 and 3, an immaterial number of consumers would align to low-GHG emissions services. Under Scenario 1, from 2025 to 2050 across all countries, there is an increase in the expected price per Passenger Cruise Days that we will be able to charge. By continuing to reduce our GHG emissions through our strategies such as investing in energy efficiency projects, fleet changes, itinerary changes, and port developments, we can remain resilient under Scenario 1. For further details of our strategies in place to capture this opportunity, refer to XIX. Sustainability and Environmental Impact on pages 20 to 39.

Investment in Port and Destination Projects
In addition, a climate study was undertaken in 2022 by a third party for two of our port development projects at Celebration Key and Half Moon Cay Pier Project (The Bahamas), to enhance climate resilience. Based on the results of this study, we are well placed to respond to the physical risks of climate change at the two planned port locations and will have a number of measures in place to address physical climate impacts. These results were reviewed by the SRE Committee and presented to the Boards of Directors in 2022 for an investment decision, which was approved. Furthermore, our investments in these ports and destinations support our efforts to design more energy efficient itineraries based on their strategic locations.

Risk Management

We utilize a process for managing our climate risks and opportunities which begins with climate risk and opportunity identification then follows with owner assignment, assessment, monitoring, management and reporting. This process is ongoing and iterative.

Climate Risk and Opportunity Identification, Owner Assignment and Assessment
The qualitative scenario analysis is the foundation of our climate risk and opportunities identification and assessment process and began with the evaluation of a long list of climate-related risks and opportunities we may face, to generate an initial list of possible risks and opportunities. As discussed above, we considered a high-GHG emissions and a low-GHG emissions scenario. Input from key stakeholders in the business was obtained through facilitated workshops to identify additional climate risks and opportunities and refine

the list before prioritizing those identified. Assessment of these risks and opportunities was performed by the SRE Committee and a cross section of management, who qualitatively evaluated the impact and likelihood of these risks and opportunities. Certain financial, regulatory, reputational and physical risks and opportunities, as described on pages 31 – 33, were then selected for more detailed quantitative scenario analysis.

The SRE Committee reviews the selected risks and opportunities from our qualitative scenario analysis quarterly and considers if any risks or opportunities no longer need monitoring, and if any new climate risks or opportunities should be identified. Each climate risk has been assigned an owner who has responsibility for the day-to-day evaluation and management of the risk. Following the climate risk identification process, climate risks are assessed based on expected impact, likelihood, time horizon and speed of onset.





Climate Risk and Opportunity Monitoring, Management and Reporting
The primary method for review, scrutiny, and challenge of climate risks, involves the risk owners monitoring, assessing and reporting how each risk and opportunity is changing over time based on climate risk indicators and discussing options with the SRE Committee to reduce, accept, avoid or transfer risk.

Integration into our overall risk management
Overall, the Boards of Directors are responsible for determining the strategic direction of the company and the nature and extent of the risk assumed by it. The Boards of Directors carry out a risk assessment to ensure that principal and emerging risks, including those that would threaten our business model, future performance, solvency or liquidity are effectively managed and/or mitigated. Within our risk management

framework, the Boards of Directors have ultimate oversight of climate-related risks, which have been identified as a principal risk. Refer to the Governance pillar for a description of how climate-related risks are overseen. In addition, refer to Item 3. Internal Control and Risk Assessment for a discussion on how we identify and manage our principal risks.

Metrics and Targets

Our most material quantified risks are the transition risks. To mitigate the impact of these risks, we have identified a four-part strategy, including fleet optimization, energy efficiency, itinerary efficiency, and new technologies and alternative fuels. Refer to XIX. Sustainability and Environmental Impact on pages 20 to 39. The metrics and Climate Action Goals associated with these risks and opportunities, are outlined above within XIX. Sustainability and Environmental Impact on page 20. To demonstrate our commitment to achieving our Climate Action Goals, our executive compensation targets are linked to our progress toward achieving certain of our 2030 Sustainability Goals. Refer to Carnival plc Directors' Remuneration Report on page 60 − 61 and page 64 for further details.

Our direct (Scope 1), indirect (Scope 2) and indirect value chain (Scope 3) GHG emissions are quantified and reported. Additionally, limited assurance is provided on our GHG emissions by an independent third party. For our 2024 inventory of our Scope 3 GHG emissions we used several emission factor databases in the estimation, including DEFRA, IMO Guidelines on Life Cycle GHG Intensity of marine fuels, and the U.S. EPA Supply chain GHG Emission Factors v1.3 (with margins), among others and determined that our Scope 3 emissions were estimated to be roughly half of our total emissions. Our Scope 1, Scope 2 and Scope 3 emissions can be found in XIX. Sustainability, and Environmental Impact on pages 27 − 28.

We have made progress over the past 15 years reducing our GHG emissions intensity and achieved our 2020 goal (to reduce the intensity of CO2e by 25% relative to a 2005 baseline, measured in grams CO2e / ALB-km) three years early, in 2017. We have also made progress towards our 2026 GHG intensity reduction goal of 20% from our 2019 baseline, measured in both grams of CO_2e per ALB-km and kilograms of CO_2e per ALBD. In 2024, we reduced our GHG emission intensity on a lower berth distance basis by 17% and on an ALBD basis by 17% relative to our 2019 baseline. Relative to 2008, our GHG emissions per ALBD have been reduced by 41% while our capacity has grown by 62%. Refer to XIX. Sustainability and Environmental Impact on page 20.

D.   Website Access to Carnival Corporation & plc SEC Reports.

We use our websites as channels of distribution of company information. Our Form 10-K, Carnival plc Annual Report, joint Quarterly Reports on Form 10-Q, joint Current Reports on Form 8-K, joint Proxy Statement related to our annual shareholders meeting, Section 16 filings and all amendments to those reports are available free of charge at www.carnivalcorp.com and www.carnivalplc.com and on the SEC's website at www.sec.gov as soon as reasonably practicable after we have electronically filed or furnished these reports with the SEC. In addition, you may automatically receive email alerts and other information when you enroll your email address by visiting the Investor Services section of our websites. The content of any website referred to in this document is not incorporated by reference into this document.

E.   Industry and Market Data.

This document includes market share and industry data and forecasts that we obtained from industry publications, other third-party information and internal company surveys. Industry publications, including those from Cruise Industry News, and surveys and forecasts, generally state that the information contained therein has been obtained from sources believed to be reliable. Cruise Industry News is a for profit magazine company that covers all aspects of cruise operations. Their magazines and annual report cover all cruise lines and shipyards and report on all aspects of cruise operations including relevant issues, financial results, ship building, ship reviews, etc. All other references to third party information are publicly available at nominal or no cost. We use the most currently available industry and market data to support statements as to our market positions. Although we believe that the industry publications and third-party sources are reliable, we have not independently verified any of the data. Similarly, while we believe our internal estimates with respect to our industry are reliable, they have not been verified by any independent sources. While we are not aware of any misstatements regarding any industry data presented herein, our estimates, in particular as they relate to market share and our general expectations, involve risks and uncertainties and are subject to change based on various factors, including those discussed under Item 4. Risk Management and/or Mitigation of Principal and Emerging Risks within this Strategic Report.

F. Cybersecurity.

With an increasingly technology-driven business landscape, cybersecurity is critical to safeguarding our company's shipboard and shoreside assets and maintaining our operational integrity. We have implemented cybersecurity measures that are designed to protect the confidentiality, integrity and availability of our information technology and operational technology systems against the constantly evolving cyber threats.

Risk Management

Our processes to identify and manage cybersecurity risks form part of our overall risk management framework which includes an organization wide, multi-layered approach to risk assessment and management. Our cybersecurity risk management program is designed to proactively identify, assess and mitigate potential cybersecurity threats. It leverages industry-leading cybersecurity frameworks and standards, such as the National Institute of Standards and Technology ("NIST") Cybersecurity Framework and the ISO/IEC 27001 standard. We conduct regular risk assessments to evaluate the security posture of our systems and processes, including vulnerability assessments, penetration testing, external attack surface mitigations and monitor our network for suspicious activity and potential breaches. We engage third-party advisory firms to conduct assessments of the maturity of our cybersecurity program, including measures to improve our Payment Card Industry Data Security Standard ("PCI DSS") compliance, as well as to conduct penetration testing of our shoreside and shipboard assets on a periodic basis. We continue to invest in our information technology, operational technology and cybersecurity programs to layer in the right mix of risk-based controls to protect against evolving threats.

We maintain an incident response plan and related policies and protocols which outline procedures for identifying, reporting and responding to cybersecurity incidents. Our incident response plan is regularly updated to address new threats and tested through crisis simulation exercises involving our shipboard and shoreside employees. We also have an incident response team who is trained to handle a wide range of security events and collaborates with external cybersecurity experts when necessary.

We have data privacy and security standards across the company that are designed to comply with relevant regulations, including the General Data Protection Regulation ("GDPR"), the California Consumer Privacy Act ("CCPA") and PCI DSS. We employ encryption, access controls, and other data anonymization techniques to safeguard data throughout its lifecycle.

We also have data privacy and cybersecurity focused training for our shoreside and select shipboard team members. We regularly educate our shoreside and shipboard team members about the importance of handling and protecting guest and team member data, including phishing simulation exercises and annual privacy and security training to enhance awareness of how to detect and respond to cybersecurity threats.

Our cybersecurity diligence extends to third-party vendors and partners. We have operationalized processes that seek to identify and manage cybersecurity risks from our service providers, including those who have access to our guest or team member data or direct access to our network, systems and applications, with the goal of minimizing our exposure to third party risks. In addition, cybersecurity and data privacy considerations factor greatly in the sourcing, selection and oversight of our third-party service providers. We generally require third-party service providers that access or host our data, systems, or applications or could otherwise introduce cybersecurity risk to us, to complete additional risk assessments, comply with our security and privacy requirements, and agree to the timely reporting of cyber security incidents to us.

As of November 30, 2024, we are not aware of any risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of our operations, or financial condition. Despite our efforts with respect to protecting information technology operations and strengthening our cybersecurity and data privacy positions, we have been, and may continue to be, impacted by breaches in data security and lapses in data privacy, which occur from time to time. In the last three fiscal years, we have not experienced any material cybersecurity incidents and the expenses incurred in connection with cybersecurity incidents were not material. For additional information on the risks from cybersecurity threats and the potential related impacts on the company, refer to Operational Risk Factor f.

Governance

Our Chief Information Security Officer ("CISO") leads our worldwide efforts in cybersecurity risk reduction and regulatory compliance. Our CISO oversees risk management across information technology operations, cybersecurity and data privacy. With over 20 years of experience across various industries, including Fortune 50 and 100 organizations, our CISO brings a comprehensive background in strategic cybersecurity

leadership and risk management. This expertise is further supported by an array of certifications (C-CISO, CISSP, CISM, CRISC, CISA, and CIPT), as well as academic credentials, including a Master's in Information Systems from Harvard University and a Bachelor's in Business Administration from Florida International University. Our CISO regularly updates executive management and actively engages within the cybersecurity community to stay informed on the latest industry developments.

Our CISO chairs our Cybersecurity Advisory Council ("CAC"), a cross-functional management committee that drives awareness, ownership and alignment across broad governance and risk stakeholder groups for effective cybersecurity risk management. The CAC is sponsored by our Chief Financial Officer and is composed of senior leaders from our brand information security, data privacy, legal, internal audit and information technology teams. The CAC meets at least quarterly and has responsibility for oversight of our cybersecurity strategic direction, risks and threats, priorities, resource allocation, capabilities and planning. The CISO and her team are informed about and monitor the prevention, detection, mitigation and remediation of cybersecurity incidents in accordance with our cyber incident response plan. Additionally, the CISO informs our Disclosure Committee on a quarterly basis, or more frequently if needed, of any cybersecurity risks or incidents or other information system matters that may affect our business strategy, results of operations or financial condition.

Our Chief Privacy Officer and Data Protection Officers oversee our focus on the proper processing of personal information in alignment with our privacy policy and applicable privacy laws and regulations.

The Audit Committees are responsible for oversight of our risk management with respect to information technology operations and cybersecurity while the Compliance Committees oversee risk management in the area of data privacy and the HESS Committees oversee risk management related to our maritime operational technologies. The Audit Committees receive updates from the CISO on our information technology operations, including cybersecurity developments and risks, three times a year, and our Board of Directors receive updates from the CISO on an annual basis.

G.   Properties.

As of November 30, 2024, the Carnival Corporation and Carnival plc headquarters and our larger shoreside locations are as follows:

Location	Square Footage (in thousands)	Own/Lease	Principal Operations
Miami, FL, U.S.A.	463/18	Own/Lease	Carnival Corporation & plc and Carnival Cruise Line
Almere, Netherlands	253	Own	Arison Maritime Center
Rostock, Germany	224	Own	AIDA
Genoa, Italy	204/46	Own/Lease	Costa
Southampton, England	150	Lease	Carnival plc, Cunard and P&O Cruises (UK)
Santa Clarita, CA, U.S.A.	113	Lease	Princess Cruises
Hamburg, Germany	87	Lease	AIDA
Seattle, WA, U.S.A.	78	Lease	Holland America Line and Seabourn
Fort Lauderdale, FL, U.S.A.	76	Lease	Princess Cruises
Sydney, NSW, Australia	26	Lease	P&O Cruises (Australia)

Information about our cruise ships, including the number each of our cruise brands operate, as well as information regarding our cruise ships under construction may be found under Part I, Item 1. Business. C. "Our Global Cruise Business." In addition, we own, lease or have controlling interests in port destinations, exclusive islands, hotels, and lodges.

H.   Legal Proceedings.

Where applicable, the legal proceedings described in Note 6 — "Contingencies" of our DLC Financial Statements are shown in our Carnival plc Financial Statements in Note 22 — "Contingencies" and are incorporated by reference into this Strategic Report.

On June 20, 2022, Princess Cruises notified the Australian Maritime Safety Authorization ("AMSA") and the flag state, Bermuda, regarding approximately six cubic meters of comminuted food waste (liquid

biodigester effluent) inadvertently released by *Coral Princess* inside the Great Barrier Reef Marine Park. On June 23, 2022, the UK P&I Club N.V. provided a letter of undertaking for approximately $1.9 million (being the estimated maximum combined penalty). On May 31, 2023, we received a summons from the Australia Federal Prosecution Service indicating that formal charges are being pursued against Princess Cruises and the Captain of the vessel. We believe the ultimate outcome will not have a material impact on our consolidated financial statements.

On February 5, 2024, P&O Cruises (Australia) notified the AMSA and the UK Marine Accident Investigation Branch that a small amount of oil may have inadvertently contaminated grey water which was discharged by *Pacific Adventure* in the Great Barrier Reef Marine Park, Queensland. We intend to cooperate with any inquiries from governmental authorities. We believe the ultimate outcome will not have a material impact on our consolidated financial statements.

I. Executive Officers and Corporate Governance.

Information About Our Executive Officers

The table below sets forth the name, age, years of service and title of each of our executive officers as of January 27, 2025. Titles listed relate to positions within Carnival Corporation and Carnival plc unless otherwise noted.

	Age	Years of Service (a)	Title
Micky Arison	75	53	Chair of the Boards of Directors
David Bernstein	67	26	Chief Financial Officer and Chief Accounting Officer
Vice Admiral William R. Burke (Ret.) (b)	68	11	Chief Maritime Officer
Bettina Deynes	52	6	Global Chief Human Resources Officer
Lars Ljoen (b)	55	9	Chief Operations Officer of Carnival Cruise Line
Enrique Miguez	60	27	General Counsel
Josh Weinstein	50	22	President, Chief Executive Officer and Chief Climate Officer

(a) Years of service with us or Carnival plc predecessor companies.

(b) Effective February 1, 2025, Vice Admiral William R. Burke (Ret.) will step down from his role and Lars Ljoen will become an executive officer and assume the role of Chief Maritime Officer.

Business Experience of Executive Officers

Micky Arison has been Chair of the Boards of Directors since 1990 and a Director since 1987. He was Chief Executive Officer from 1979 to 2013.

David Bernstein has been Chief Financial Officer since 2007 and Chief Accounting Officer since 2016.

William R. Burke, retired Vice Admiral, has been Chief Maritime Officer since 2013.

Bettina Deynes has been Global Chief Human Resources Officer since 2022 and she was Chief Human Resources Officer of Carnival Cruise Line from 2019 to 2022.

Lars Ljoen has been appointed as our Chief Maritime Officer effective February 1, 2025. He was Chief Operations Officer for Carnival Cruise Line from 2022 to January 2025 and Executive Vice President, Maritime of Carnival Cruise Line from 2018 to 2022.

Enrique Miguez has been General Counsel since 2021. He was Vice President and Deputy General Counsel from 2003 to 2021.

Josh Weinstein has been President, Chief Executive Officer and Chief Climate Officer since 2022. He was Chief Operations Officer from 2020 to 2022, President of Carnival UK from 2017 to 2022 and Treasurer from 2007 to 2017.

Corporate Governance

Our Code of Business Conduct and Ethics applies to all our team members and our Boards of Directors and states our commitment to conduct business ethically, without the influence of bribes or acts of corruption. We are committed to complying with the laws prohibiting bribery and other corrupt practices that apply everywhere we operate. Additionally, we provide trainings on anti-corruption laws and regulations and how to identify bribery to our team members. This Code of Business Conduct and Ethics is posted on our website, which is located at www.carnivalcorp.com and www.carnivalplc.com. We intend to satisfy the disclosure requirements regarding any amendments to, or waivers from, provisions of this Code of Business Conduct and Ethics by posting such information on our website, at the addresses specified above. Refer to Annex C — Carnival plc Corporate Governance Report of the Proxy Statement on page C-1.

J. Dividends.

We do not expect to pay dividends on Carnival Corporation common stock and Carnival plc ordinary shares for at least the next couple of years.

K. Repurchase Authorizations

I. Carnival plc Shareholder Approvals.

Annual shareholder approval is required for Carnival plc to buy back its ordinary shares. The existing shareholder approval is limited to a maximum of 18.7 million ordinary shares of Carnival plc and expires at the conclusion of the Carnival plc 2025 Annual General Meeting or July 4, 2025, whichever is earlier.

2. Business Review.

The Directors consider that within the DLC arrangement, the most appropriate presentation of Carnival plc's Group Business Review is by reference to the DLC Financial Statements. Accordingly, the below presents the required Business Review for Carnival Corporation & plc in order to satisfy reporting requirements of the Companies Act 2006. Refer to Note 3 — "Segment Information", for a reconciliation of the Carnival Corporation & plc U.S. GAAP amounts to the corresponding Carnival plc Group IFRS amounts as of and for the years ended November 30, 2024 and 2023.

Known Trends and Uncertainties

- We believe the volatility in the cost of fuel is reasonably likely to continue to impact our profitability in both the short and long-term.
- We believe the increasing global focus on climate change, including the reduction of GHG emissions and new and evolving regulatory requirements, is reasonably likely to have a material negative impact on our future financial results. We became subject to the EU Emissions Trading System ("ETS") on January 1, 2024, which includes a three-year phase-in period. Refer to XVIII. Governmental Regulations.

Results of Operations

We have historically earned substantially all of our cruise revenues from the following:

- Sales of passenger cruise tickets and, in some cases, the sale of air and other transportation to and from airports near our ships' home ports and cancellation fees. The cruise ticket price typically includes the following:

  - Accommodations
  - Most meals, including snacks at numerous venues
  - Access to amenities such as swimming pools, water slides, water parks, whirlpools, a health club and sun decks
  - Child care and supervised youth programs
  - Entertainment, such as theatrical and comedy shows, live music and nightclubs
  - Visits to multiple destinations

- Sales of onboard goods and services not included in the cruise ticket price. This generally includes the following:

  - Beverage sales
  - Casino gaming
  - Shore excursions
  - Retail sales
  - Photo sales

  - Internet and communication services
  - Full service spas
  - Specialty restaurants
  - Art sales
  - Laundry and dry cleaning services

These goods and services are provided either directly by us or by independent concessionaires, from which we receive either a percentage of their revenues or a fee. Concession revenues do not have direct expenses because the costs and services incurred for concession revenues are borne by our concessionaires. In 2024, we earned 34% of our cruise revenues from onboard and other revenue goods and services.

We earn our tour and other revenues from our hotel and transportation operations and other revenues.

We incur cruise operating expenses for the following:

- The costs of passenger cruise bookings, which include travel agent commissions, cost of air and other transportation, port fees, taxes, and charges that directly vary with guest head counts and credit and debit card fees
- Onboard and other cruise costs, which include the costs of beverage sales, costs of shore excursions, costs of retail sales, internet and communication costs, credit and debit card fees, other onboard costs, costs of cruise vacation protection programs and pre- and post-cruise land packages
- Payroll and related costs, which include the costs of officers and crew in bridge, engineering and hotel operations. Substantially all costs associated with our shoreside personnel are included in selling and administrative expenses
- Fuel costs, which include fuel delivery costs and European Union Allowance costs
- Food costs, which include both our guest and crew food costs
- Other ship operating expenses, which include port costs that do not vary with guest head counts; repairs and maintenance, including minor improvements and dry-dock expenses; hotel costs; entertainment; gains and losses on ship sales; ship impairments; freight and logistics; insurance premiums and all other ship operating expenses

We incur tour and other costs and expenses for our hotel and transportation operations and other expenses.

Statistical Information

	Years Ended November 30,	
	2024	**2023**
Passenger Cruise Days ("PCDs") *(in millions)* (a)	100.5	91.4
Available Lower Berth Days ("ALBDs") *(in millions)* (b) (c)	95.6	91.3
Occupancy percentage (d)	105%	100%
Passengers carried (in millions)	13.5	12.5
Fuel consumption in metric tons (in millions)	2.9	2.9
Fuel consumption in metric tons per thousand ALBDs	30.9	32.1
Fuel cost per metric ton consumed (excluding European Union Allowance)	$ 665	$ 701
Currencies (USD to 1)		
AUD	$ 0.66	$ 0.66
CAD	$ 0.73	$ 0.74
EUR	$ 1.09	$ 1.08
GBP	$ 1.28	$ 1.24

(a) PCD represents the number of cruise passengers on a voyage multiplied by the number of revenue-producing ship operating days for that voyage.

(b) ALBD is a standard measure of passenger capacity for the period that we use to approximate rate and capacity variances, based on consistently applied formulas that we use to perform analyses to determine the main non-capacity driven factors that cause our cruise revenues and expenses to vary. ALBDs assume that each cabin we offer for sale accommodates two passengers and is computed by multiplying passenger capacity by revenue-producing ship operating days in the period.

(c) In 2024 compared to 2023, we had a 4.7% capacity increase in ALBDs comprised of a 7.9% capacity increase in our NAA segment and a 0.5% capacity decrease in our Europe segment.

Our NAA segment's capacity increase was caused by the following:

- Carnival Cruise Line 4,090-passenger capacity ship that transferred from Costa Cruises and entered into service in May 2023
- Seabourn 260-passenger capacity ship that entered into service in July 2023
- Carnival Cruise Line 5,360-passenger capacity ship that entered into service in December 2023
- Princess Cruises 4,310-passenger capacity ship that entered into service in February 2024
- Carnival Cruise Line 4,130-passenger capacity ship that transferred from Costa Cruises and entered into service in April 2024

The increase in our NAA segment's capacity was partially offset by a Seabourn 460-passenger capacity ship that was removed from service in September 2024.

Our Europe segment's capacity decrease was caused by the following:

- Costa Cruises 4,090-passenger capacity ship that transferred to Carnival Cruise Line in March 2023
- AIDA Cruises 1,270-passenger capacity ship that was removed from service in November 2023
- Costa Cruises 4,240-passenger capacity ship that transferred to Carnival Cruise Line and was removed from Costa Cruises' fleet in February 2024
- The Red Sea rerouting as certain ships repositioned without guests

The decrease in our Europe segment's capacity was partially offset by the following:

- The return to service of two ships as part of the completion of our return to guest cruise operations
- P&O Cruises (UK) 5,280-passenger capacity ship that entered into service in December 2022
- Cunard 2,960-passenger capacity ship that entered into service in May 2024

(d) Occupancy, in accordance with cruise industry practice, is calculated using a numerator of PCDs and a denominator of ALBDs, which assumes two passengers per cabin even though some cabins can accommodate three or more passengers. Percentages in excess of 100% indicate that on average more than two passengers occupied some cabins.

2024 Compared to 2023

Carnival plc Group IFRS Key Financial Measures

	Years Ended November 30,	
(in millions)	**2024**	**2023**
Revenue	$ 9,413	$ 7,982
Operating income (loss)	$ 1,627	$ 753
Total assets	$ 13,594	$ 14,689

The Directors consider that within the DLC arrangement, the most appropriate presentation of Carnival plc's Group Business Review is by reference to the DLC Financial Statements. Accordingly, the below presents

the required Business Review for Carnival Corporation & plc in order to satisfy reporting requirements of the Companies Act 2006.

Revenues

Consolidated

Passenger ticket revenues made up 66% of our 2024 total revenues. Passenger ticket revenues increased by $2.4 billion, or 17%, to $16.5 billion in 2024 from $14.1 billion in 2023.

This increase was caused by:

- $988 million – higher ticket prices driven by continued strength in demand
- $705 million – 5.1 percentage point increase in occupancy
- $691 million – 4.7% capacity increase in ALBDs
- $86 million – net favorable foreign currency translational impact

These increases were partially offset by a decrease of $60 million in other passenger revenue.

The remaining 34% of 2024 total revenues was comprised of onboard and other revenues, which increased by $1.0 billion, or 14%, to $8.6 billion in 2024 from $7.5 billion in 2023.

This increase was driven by:

- $422 million – 4.7% capacity increase in ALBDs
- $286 million – 5.1 percentage point increase in occupancy
- $264 million – higher onboard spending by our guests

NAA Segment

Passenger ticket revenues made up 63% of our NAA segment's 2024 total revenues. Passenger ticket revenues increased by $1.5 billion, or 16%, to $10.6 billion in 2024 from $9.1 billion in 2023.

This increase was caused by:

- $717 million – 7.9% capacity increase in ALBDs
- $609 million – higher ticket prices driven by continued strength in demand
- $241 million – 2.7 percentage point increase in occupancy

These increases were partially offset by a decrease of $64 million in other passenger revenue.

The remaining 37% of our NAA segment's 2024 total revenues were comprised of onboard and other revenues, which increased by $753 million, or 14%, to $6.2 billion in 2024 from $5.5 billion in 2023.

This increase was caused by:

- $430 million – 7.9% capacity increase in ALBDs
- $191 million – higher onboard spending by our guests
- $145 million – 2.7 percentage point increase in occupancy

Europe Segment

Passenger ticket revenues made up 77% of our Europe segment's 2024 total revenues. Passenger ticket revenues increased by $945 million, or 19%, to $5.9 billion in 2024 from $5.0 billion in 2023.

This increase was driven by:

- $463 million – 8.8 percentage point increase in occupancy
- $379 million – higher ticket prices driven by continued strength in demand
- $87 million – net favorable foreign currency translational impact

These increases were partially offset by a 0.5% capacity decrease in ALBDs, representing $26 million.

The remaining 23% of our Europe segment's 2024 total revenues were comprised of onboard and other revenues, which increased by $231 million, or 15%, to $1.8 billion in 2024 from $1.5 billion in 2023.

This increase was driven by:

- $142 million – 8.8 percentage point increase in occupancy
- $72 million – higher onboard spending by our guests

Costs and Expenses

Consolidated

Operating expenses increased by $1.3 billion, or 9.2%, to $15.6 billion in 2024 from $14.3 billion in 2023.

This increase was caused by:

- $731 million – 4.7% capacity increase in ALBDs
- $333 million – higher commissions, transportation costs, and other expenses driven by higher commission on increased ticket pricing and an increase in the number of guests
- $144 million – higher onboard and other cost of sales driven by higher onboard revenues
- $139 million – 5.1 percentage point increase in occupancy
- $63 million – higher repair and maintenance expenses (including dry-dock expenses)
- $59 million – net unfavorable foreign currency translational impact
- $47 million – decreases in gains on ship sales realized in 2024 compared to 2023
- $36 million – higher port expenses

These increases were partially offset by:

- $89 million – lower fuel consumption per ALBD
- $58 million – lower fuel prices
- $23 million – change in pension valuation

Selling and administrative expenses increased by $302 million, or 10%, to $3.3 billion in 2024 from $2.9 billion in 2023. This increase was driven by higher compensation expense, increased investment in advertising and higher information technology expense.

Depreciation and amortization expenses increased by $187 million, or 7.9%, to $2.6 billion in 2024 from $2.4 billion in 2023. This increase was driven by capacity increases, fleet enhancements and investments in shoreside assets for our NAA segment.

NAA Segment

Operating expenses increased by $968 million, or 10%, to $10.6 billion in 2024 from $9.6 billion in 2023.

This increase was caused by:

- $753 million – 7.9% capacity increase in ALBDs
- $160 million – higher commissions, transportation costs, and other expenses driven by higher commission on increased ticket pricing and an increase in the number of guests
- $81 million – higher onboard and other cost of sales driven by higher onboard revenues
- $76 million – higher repair and maintenance expenses (including dry-dock expenses)
- $46 million – 2.7 percentage point increase in occupancy

These increases were partially offset by:

- $86 million – lower fuel consumption per ALBD
- $50 million – lower fuel prices

Selling and administrative expenses increased by $199 million, or 11%, to $2.0 billion in 2024 from $1.8 billion in 2023. This increase was driven by higher compensation expense, increased investment in advertising and higher information technology expense.

Depreciation and amortization expenses increased by $168 million, or 11%, to $1.7 billion in 2024 from $1.5 billion in 2023.

This increase was caused by:

- $117 million – 7.9% capacity increase in ALBDs
- $51 million – fleet enhancements and investments in shoreside assets

Europe Segment

Operating expenses increased by $336 million, or 7.6%, to $4.7 billion in 2024 from $4.4 billion in 2023.

This increase was caused by:

- $174 million – higher commissions, transportation costs, and other expenses driven by an increase in the number of guests
- $92 million – 8.8 percentage point increase in occupancy
- $63 million – higher onboard and other cost of sales driven by higher onboard revenues
- $62 million – net unfavorable foreign currency translational impact
- $47 million – nonrecurrence of gains on sale of three Europe segment ships in 2023

These increases were partially offset by a $23 million change in pension valuation.

Selling and administrative expenses increased by $85 million, or 9.7%, to $961 million in 2024 from $876 million in 2023.

Depreciation and amortization expenses increased by $8 million, or 1.2%, to $676 million in 2024 from $668 million in 2023.

Operating Income

Our consolidated operating income increased by $1.6 billion to $3.6 billion in 2024 from $2.0 billion in 2023. Our NAA segment's operating income increased by $879 million to $2.6 billion in 2024 from $1.8 billion in 2023, and our Europe segment's operating income increased by $747 million to $1.3 billion in 2024 from $593 million in 2023. These changes were primarily due to the reasons discussed above.

Nonoperating Income (Expense)

Interest expense, net of capitalized interest, decreased by $311 million, or 15%, to $1.8 billion in 2024 from $2.1 billion in 2023. The decrease was substantially all due to a decrease in total debt and lower average interest rates.

Debt extinguishment and modification costs decreased by $32 million, or 28%, to $79 million in 2024 from $111 million in 2023 as a result of debt transactions occurring during the respective periods.

Other income (expense), net increased by $157 million 211% to $83 million in 2024 from ($75) million in 2023. The increase primarily relates to a non-recurring favorable result related to litigation.

Liquidity, Financial Condition and Capital Resources

The Directors consider that within the DLC arrangement, the most appropriate presentation of Carnival plc's Group Liquidity, Financial Condition and Capital Resources is by reference to the DLC Financial Statement. Accordingly, the below presents the required disclosures for Carnival Corporation & plc in order to satisfy reporting requirements of the Companies Act 2006.

As of November 30, 2024, we had $4.2 billion of liquidity including $1.2 billion of cash and cash equivalents and $2.9 billion of borrowings available under our multi-currency revolving credit facility ("Revolving Facility"). In addition, we had $7.8 billion of undrawn export credit facilities to fund ship deliveries planned through 2033. We will continue to pursue various opportunities to repay portions of our existing indebtedness and refinance future debt maturities to extend maturity dates and reduce interest expense. Refer to Note 5 — "Debt" of the DLC Financial Statements, Note 14 — "Debt and Interest Expense" within the Carnival plc Group Financial Statements and "Funding Sources" below for additional details.

We had a working capital deficit of $8.2 billion as of November 30, 2024 compared to a working capital deficit of $6.2 billion as of November 30, 2023. The increase in working capital deficit was caused by increases in customer deposits and accrued liabilities and other and decreases in the current portion of long-term debt, cash and cash equivalents and prepaid expenses and other. We operate with a substantial working capital

deficit. This deficit is mainly attributable to the fact that, under our business model, substantially all of our passenger ticket receipts are collected in advance of the applicable sailing date. These advance passenger receipts generally remain a current liability on our balance sheet until the sailing date. The cash generated from these advance receipts is used interchangeably with cash on hand from other sources, such as our borrowings and other cash from operations. The cash received as advanced receipts can be used to fund operating expenses, pay down our debt, make long-term investments or any other use of cash. Included within our working capital are $6.4 billion and $6.1 billion of customer deposits as of November 30, 2024 and 2023. We have agreements with a number of credit card processors that transact customer deposits related to our cruise vacations. Certain of these agreements allow the credit card processors to request, under certain circumstances, that we provide a capped reserve fund in cash. As of November 30, 2024, we were not required to maintain any reserve funds. In addition, we have a relatively low level of accounts receivable and limited investment in inventories.

Sources and Uses of Cash

Operating Activities

Our business provided $5.9 billion of net cash flows from operating activities during 2024, an increase of $1.6 billion, compared to $4.3 billion provided in 2023. This was caused by cash provided by the release of $0.8 billion credit card reserve funds (included in the change in prepaid expenses and other assets) and our net income position of $1.9 billion in 2024 compared to our net loss position of $74 million in 2023, partially offset by a decrease in other working capital changes.

Investing Activities

During 2024, net cash used in investing activities was $4.5 billion. This was caused by:

- Capital expenditures of $4.6 billion primarily attributable to the delivery of two NAA segment ships, one Europe segment ship and developments in our port destinations and exclusive islands
- Proceeds of $58 million primarily from the sale of an NAA segment ship

During 2023, net cash used in investing activities was $2.8 billion. This was driven by:

- Capital expenditures of $3.3 billion with the majority attributable to the delivery of one Europe segment ship and one NAA segment ship
- Proceeds from sales of three Europe segment ships, one NAA segment ship and other totaling $340 million

Financing Activities

During 2024, net cash used in financing activities of $2.6 billion was caused by:

- Repayments of $5.4 billion of long-term debt
- Debt issuance costs of $203 million
- Debt extinguishment costs of $41 million
- Issuances of $3.1 billion of long-term debt

During 2023, net cash used in financing activities of $5.1 billion was driven by:

- Repayments of $200 million of short-term borrowings
- Repayments of $5.9 billion of long-term debt and refinancing of $1.8 billion of long-term debt to extend maturities
- Issuances of $3.0 billion of long-term debt
- Debt issuance costs of $131 million
- Debt extinguishment costs of $79 million
- Proceeds from issuance of $22 million of Carnival Corporation common stock and purchases of $20 million of Carnival plc ordinary shares under our Stock Swap Program

Material Cash Requirements

The Directors consider that within the DLC arrangement, the most appropriate presentation of Carnival plc's Group Material Cash Requirements, Funding Sources and Quantitative and Qualitative Disclosures About Market Risk is by reference to the DLC Financial Statements. Accordingly, the below presents the required disclosures for Carnival Corporation & plc in order to satisfy reporting requirements of the Companies Act 2006.

(in millions)	Payments Due by						
	2025	2026	2027	2028	2029	Thereafter	Total
Debt (a)	$ 2,969	$ 3,991	$ 6,016	$ 9,534	$ 4,706	$ 6,495	$ 33,712
Newbuild capital expenditures (b) ...	893	423	1,302	1,263	1,502	3,182	8,565
Total	$ 3,862	$ 4,414	$ 7,318	$ 10,797	$ 6,208	$ 9,677	$ 42,277

(a) Includes principal as well as estimated interest payments and does not include the impact of any future possible refinancings. Excludes undrawn export credits.

(b) As of November 30, 2024, we have undrawn export credit facilities of $7.8 billion which fund a portion of our newbuild contractual commitments.

Funding Sources

As of November 30, 2024, we had $4.2 billion of liquidity including $1.2 billion of cash and cash equivalents and $2.9 billion of borrowings available under our Revolving Facility. In addition, we had $7.8 billion of undrawn export credit facilities to fund ship deliveries planned through 2033. We plan to use existing liquidity and future cash flows from operations to fund our cash requirements including capital expenditures not funded by our export credit facilities. We seek to manage our credit risk exposures, including counterparty nonperformance associated with our cash and cash equivalents, and future financing facilities by conducting business with well-established financial institutions, and export credit agencies and diversifying our counterparties.

(in billions)	2025	2026	2027	2028	2029	Thereafter
Future export credit facilities at November 30, 2024	$ 0.7	$ —	$ 1.2	$ 1.2	$ 1.6	$ 3.1

Our export credit facilities contain various financial covenants as described in Note 5 — "Debt" within the DLC Financial Statements and Note 14 — "Debt and Interest Expense" within the Carnival plc Group Financial Statements. At November 30, 2024, we were in compliance with the applicable covenants under our debt agreements.

Quantitative and Qualitative Disclosures About Market Risk

For a discussion of our hedging strategies and market risks, see the discussion below and refer to Note 23 — "Fair Value Measurements and Derivative Instruments, Hedging Activities and Financial Risks" within the Carnival plc Group Financial Statements.

Fuel Price Risks

Substantially all our exposure to market risk for changes in fuel prices relates to the consumption of fuel on our ships.

Foreign Currency Exchange Rate Risks

Operational Currency Risks

Our operations primarily utilize the U.S. dollar, Euro, Sterling or the Australian dollar as their functional currencies. Our operations also have revenue and expenses denominated in non-functional currencies. Movements in foreign currency exchange rates will affect our consolidated financial statements.

Investment Currency Risks

The foreign currency exchange rates were as follows:

	November 30,			
	2024		**2023**	
USD to 1:				
AUD	$	0.65	$	0.66
CAD	$	0.71	$	0.74
EUR	$	1.06	$	1.10
GBP	$	1.27	$	1.27

If the November 30, 2023 currency exchange rates had been used to translate our November 30, 2024 non-U.S. dollar functional currency operations' assets and liabilities (instead of the November 30, 2024 U.S. dollar exchange rates), our total assets would have been higher by $468 million and our total liabilities would have been higher by $408 million.

Newbuild Currency Risks

At November 30, 2024, our newbuild currency exchange rate risk primarily relates to euro-denominated newbuild contract payments, which represent a total commitment of $8.6 billion and relate to newbuilds scheduled to be delivered to non-euro functional currency brands. The functional currency cost of each of these ships will increase or decrease based on changes in the exchange rates until the payments are made under the shipbuilding contract. We may utilize foreign currency derivatives to mitigate some of this foreign currency exchange rate risk. Based on a 1% change in euro to U.S. dollar exchange rates as of November 30, 2024, the remaining cost of these ships would have a corresponding change of $86 million.

Interest Rate Risks

The composition of our debt, interest rate swaps and cross currency swaps was as follows:

	November 30, 2024
Fixed rate	60%
EUR fixed rate	23%
Floating rate	7%
EUR floating rate	10%

At November 30, 2024, we had an interest rate swap that effectively changed $11 million of EURIBOR-based floating rate euro debt to fixed rate euro debt. We also had interest rate swap agreements which effectively changed $1.0 billion at November 30, 2024 of SOFR-based floating rate USD debt to fixed rate USD debt. Based on a 100 basis point change in the market interest rates, our annual interest expense on floating rate debt, including the effect of our interest rate swaps, will change by approximately $48 million.

3.   Internal Control and Risk Assessment.



Note: The Boards of Directors Compensation and Nominating & Governance Committees are also responsible for some strategy and risk management activities.

Our Risk Management Framework

The Boards of Directors have overall responsibility for determining the strategic direction of our business and have established a framework to manage risk and determine the nature and extent of the principal and emerging risks acceptable to our business. Our framework is designed to identify and manage, rather than eliminate, risk to the achievement of our strategic objectives. The Boards of Directors, through their Committees and executive management, have carried out a robust assessment of our principal and emerging risks, including to ensure that they are effectively managed and/or mitigated.

Risk management is embedded in all areas of our business and is reflected across our policies and procedures. Our risk management framework includes an organization wide, multi-layered approach to risk assessment and management and consists of the Boards of Directors, their Committees, Risk Advisory and Assurance Services ("RAAS"), Global Ethics and Compliance and executive management.

The diagram above, illustrates the interaction between the Boards of Directors, their Committees and our executive management to continuously assess, mitigate and manage risks. The Boards of Directors leverage their Committees, principally the Audit Committees, the HESS Committees and the Compliance Committees, to oversee our risk management activities. Each area of our business reports via executive management to these Committees. The Committees of the Boards of Directors and the executive management of each area of our business are supported by RAAS and Global Ethics and Compliance.

Refer to Annex C — Carnival plc Corporate Governance Report of the Proxy Statement on pages C-5 to C-9 for additional information on the Committees of the Boards.

How we identify and manage risk

Risk assessment processes are integrated within our business operations at every level. Risks are identified by individuals across all businesses and functions and at many layers of the organization by considering what could prevent us from achieving our strategic, operational or compliance objectives or impact the sustainability of our business model. In deciding which risks are principal and emerging risks, our executive management considers the potential impact and probability of the related events or circumstances, and the timescale over which they may occur. In addition, under the supervision of the Boards of Directors and their Committees, executive management is responsible for ensuring that we have active plans and adequate resources to manage and/or mitigate the principal and emerging risks, including HESS and compliance related risks, identified by the business. As new risks arise, executive management seeks to ensure they are properly reviewed and monitored.

Internal Control

Internal control and risk management is an ongoing process embedded in each of our operations. It is designed to identify, evaluate and manage the principal and emerging risks faced by the business units. A system of internal controls designed to be capable of responding quickly to evolving risks in the business has been established, comprising procedures for the prompt reporting of significant and material internal control deficiencies together with the appropriate remedial actions. Carnival Corporation & plc has adopted the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") guidance for implementing its internal controls as part of its SOX compliance plan. COSO is considered to be the leading internal control framework and is consistent with the internal control objectives and components as are used by the UK Corporate Governance Code in assessing the effectiveness of a company's risk and control processes.

Our system of internal control and risk management was in place throughout 2024 and has continued in place up to the date of approval of this Strategic Report. The Boards of Directors have performed their annual review of the effectiveness of the systems of internal control and risk management, including those related to financial reporting and confirm that it is in compliance with the UK Corporate Governance Code. The Boards of Directors review of the system of internal controls has not identified any significant failings or weaknesses, and therefore, no remedial actions are required.

Emerging Risks

We continuously evaluate potential emerging risks that could significantly impact or challenge our strategy and business model. Emerging risks identified are managed and monitored alongside our existing principal risks. An example of this in practice are the direct and indirect risks arising from climate change which continue to evolve. To further address the evolving and emerging risks associated with climate change, we created a Strategic Risk Evaluation ("SRE") Committee to assist in identifying, monitoring and reviewing the management of climate-related risks and opportunities. Refer to subsection "b." of section XIX. Sustainability and Environmental Impact on page 29 and Operational Risk Factor "d." on page 56 for additional details on how we manage risks arising from climate change.

4.   <u>**Risk Management and/or Mitigation of Principal and Emerging Risks.**</u>

You should carefully consider the following discussion of material factors, events and uncertainties that make an investment in the company's securities risky and provide important information for the understanding of the "forward-looking" statements discussed in this Annual Report and elsewhere. These risk factors should be read in conjunction with other information in this Annual Report.

The events and consequences discussed in these risk factors could have a material adverse effect on the company's business, financial condition, operating results and stock price. These risk factors do not identify all risks that the company faces; operations could also be affected by factors, events, or uncertainties that are not presently known to the company or that the company currently does not consider to present material risks to its operations. In addition to the risk factors below, additional or unforeseen effects from our substantial debt balance incurred during the pause of our guest cruise operations could give rise to additional risks or amplify many of the risks discussed below. Some of the statements in this item and elsewhere in this document are "forward-looking statements." For a discussion of those statements and of other factors to consider see the "Cautionary Note Concerning Factors That May Affect Future Results" section.

The ordering and lettering of the risk factors set forth below is not intended to reflect any company indication of priority or likelihood.

<u>Operational Risk Factors</u>

a.   *Events and conditions around the world, including geopolitical uncertainty, war and other military actions, pandemics, inflation, higher fuel prices, higher interest rates and other general concerns impacting the ability or desire of people to travel could lead to a decline in demand for cruises as well as have significant negative impacts on our financial condition and operations.*

We have been, and may continue to be, impacted by the public's concerns regarding the health, safety and security of travel, including pandemics, government travel advisories and travel restrictions, political instability and civil unrest, terrorist attacks, war and military action and other general concerns. The resulting impacts of these events, including a pause of our guest cruise operations, supply chain disruptions, increased fuel prices, impact on demand for cruises to neighboring regions and international sanctions and other

measures that have been imposed, have significantly adversely affected, and may in the future significantly adversely affect, our business. These factors may also have the effect of heightening many other risks to our business, any of which could materially and adversely affect our business and results of operations. Additionally, we have been, and may continue to be, impacted by heightened regulations around customs and border control, travel bans to and from certain geographical areas, voluntary changes to our itineraries in light of geopolitical events, government policies increasing the difficulty of travel and limitations on issuing international travel visas. We may be impacted by adverse changes in the perceived or actual economic climate, such as inflation, global or regional recessions, higher unemployment and underemployment rates and declines in income levels.

Examples of how we manage and/or mitigate this risk:

- We have developed robust health and safety protocols and mitigation strategies designed to prevent the spread of disease on our ships
- We report health, environmental, safety and security incidents and take appropriate action, including conducting investigations, to reduce the risk of recurrence
- We coordinate with law enforcement and other government agencies around the globe and endeavor to identify security-related threats at sea and ashore
- We have communication programs to help mitigate the impact of adverse publicity
- We have put in place various strategies and initiatives, including increasing our marketing and advertising programs in efforts to drive incremental demand for cruising
- We have extended our demand planning and are placing purchase orders earlier to compensate for current extended lead times for supplies
- We optimize itineraries through our itinerary planning reviews and have the ability to change itineraries to increase demand and/or to reduce fuel consumption

Key stakeholders considered:

- Communities we serve
- Team members
- Guests and travel agent partners
- Investors and lenders

b. *Incidents concerning our ships, guests or the cruise industry may negatively impact the satisfaction of our guests and crew and lead to reputational damage.*

Our operations involve the risk of incidents and media coverage thereof. Such incidents include, but are not limited to, the improper operation or maintenance of ships, motorcoaches and trains; guest and crew illnesses; mechanical failures, fires and collisions; repair delays, groundings and navigational errors; oil spills and other maritime and environmental issues as well as other incidents at sea, while in port or on land, which have in the past and may in the future generate negative publicity or cause voyage disruptions or changes in itineraries, guest and crew discomfort, injury, or death. Although our commitment to the safety and comfort of our guests and crew is paramount to the success of our business, our ships have been involved in outbreaks, accidents and other incidents in the past and we may experience similar or other incidents in the future. Our ability to attract and retain the loyalty of our guests, our ability to hire and the amounts we must pay our crew depend, in part, upon the perception and reputation of our company and our brands and the public's concerns regarding the health and safety of travel generally, as well as the cruising industry and our ships specifically. In addition, these and any other events which impact the travel industry more generally may negatively impact our guests' and/or crew's ability or desire to travel to or from our ships and/or interrupt the supply of critical goods and services.

Examples of how we manage and/or mitigate this risk:

- We have developed robust health and safety protocols and mitigation strategies designed to prevent the spread of disease on our ships
- We report health, environmental, safety and security incidents and take appropriate action, including conducting investigations, to reduce the risk of recurrence
- We provide training to team members related to their job responsibilities to ensure understanding of and compliance with our policies and procedures
- We utilize operational planning and compliance tools to reduce the risk of incidents
- We have appropriate policies that govern, encourage and reinforce the right behavior
- We have communication programs to help mitigate the impact of adverse publicity

- We promote a culture that encourages team members to speak up about concerns and opportunities which are addressed appropriately
- We proactively gather and evaluate guest feedback and when concerns are raised, we listen and address them appropriately

Key stakeholders considered:

- Team members
- Guests and travel agent partners
- Investors and lenders

c. *Changes in and non-compliance with laws and regulations under which we operate, such as those relating to health, environment, safety and security, data privacy and protection, anti-money laundering, anti-corruption, economic sanctions, trade protection, labor and employment, and tax may be costly and lead to litigation, enforcement actions, fines, penalties and reputational damage.*

We are subject to numerous international, national, state and local laws, regulations, treaties and other legal requirements that govern health, environmental, safety and security matters in relation to our guests, crew and ships. These requirements change regularly, depending on the itineraries of our ships and the ports and countries visited. Implementing these and any subsequent requirements have been, and may in the future continue to be costly and take time to implement across our global cruise operations. In addition, the accelerating pace of regulatory changes may affect our ability to comply in the future. If we violate or fail to comply with any of these laws, regulations, treaties and other requirements we could be, and have previously been, fined, placed on probation or otherwise sanctioned by regulators. In addition, there is increased global focus on climate change, which may lead to additional regulatory requirements. Refer to Operational Risk Factor "d." below for additional discussion on climate change regulation risks.

In the course of doing business, we collect guest, team member, company and other third-party data, including personal and other sensitive data. We are subject to laws and requirements related to the treatment and protection of personal, sensitive and/or other regulated data in the jurisdictions where we operate. Various governments, agencies and regulatory organizations have enacted or are considering new rules and regulations and we expect to continue to incur costs to comply with these rules and regulations.

Our operations subject us to potential liability under anti-money laundering and anti-corruption laws and regulations. We may also be affected by economic sanctions, trade protection laws, policies and other regulatory requirements affecting trade and investment.

We are subject to compliance with tax laws, regulations and treaties in the jurisdictions in which we are incorporated or operate. These tax laws, regulations and treaties are subject to change at any time, which may result in substantially higher tax expense. For example, the implementation of the OECD's rules will affect Carnival plc and its subsidiaries beginning in fiscal 2025 and Carnival Corporation and certain of its subsidiaries beginning in fiscal 2026. The application of these rules continues to evolve, and its outcome may alter our tax obligations in certain countries in which we operate. Refer to XVII. Taxation for additional discussion on the OECD's rules. Other changes in domestic and international tax rules and regulations and their application could also alter our tax obligations.

Examples of how we manage and/or mitigate this risk:

- We monitor for changes in laws and regulations and changes in interpretation of these laws and regulations relating to our business. Where necessary, we obtain specialist advice to implement programs to help ensure compliance in an optimal manner
- We have appropriate policies, standards and procedures that encourage and reinforce the right behavior
- We provide training to team members to ensure understanding of and compliance with our policies, standards and procedures
- We have a system of internal controls to prevent and/or detect risks and we perform audits and other evaluations of our control design and performance
- We conduct compliance risk assessments and monitor our own compliance and where incidents occur, take appropriate action, including conducting investigations, to prevent recurrence
- We promote a culture that encourages team members to speak up about concerns and opportunities which are addressed appropriately

Key stakeholders considered:

- Communities we serve
- Investors and lenders

d.   *Factors associated with climate change, including evolving and increasing regulations, increasing global concern about climate change and the shift in climate conscious consumerism and stakeholder scrutiny, and increasing frequency and/or severity of adverse weather conditions could have a material impact on our business.*

Growing concerns regarding climate change have resulted in increased global regulatory focus on GHG and other emissions which have impacted us and may in the future have material impacts on our business. Refer to XVIII. Governmental Regulations for additional discussion of recent developments related to Maritime Regulations, Greenhouse Gas Emissions and EU Regulations. Fossil fuels are currently the only viable option for our industry and it is not clear when alternative fuels or other technologies will be commercially viable at scale. To provide a path to net zero emissions, alternative low GHG emission fuels will be necessary for the maritime industry; however, there are significant supply challenges that must be resolved before viability is reached. Climate change-related regulatory activity and developments that require us to reduce our emissions, which includes both the EU regulations and IMO Strategy (refer to XVIII. Governmental Regulations), have impacted us and may in the future have a material impact on our business and financial results by requiring us to make capital investments in new equipment or technologies, pay for emission allowances, purchase carbon offset credits, or otherwise incur additional costs or take additional actions related to our emissions. Such activity has impacted and may continue to impact us indirectly by increasing our operating costs, including fuel costs. Regulatory developments may also result in the inability to operate ships that do not meet certain standards, the acceleration of the removal of less fuel-efficient ships from our fleet and impact the resale value of our ships in the future. In addition, regulatory developments may restrict or limit our access to certain destinations and/or countries or impact our freedom to operate. Regulatory efforts, both internationally and in the U.S., are evolving, including the international alignment of such efforts, and we cannot determine what final regulations will be enacted, modified, or reversed or what their ultimate impact on our business will be.

Growing recognition among consumers globally of the negative effects of climate change and the impact of GHG and other emissions may lead to material changes in consumer preferences. For instance, our guests may choose a vacation option that they perceive as operating in a manner that is more sustainable for the climate, seek alternative methods of travel, or reduce the amount and frequency of their travel. In addition, some environmental focused groups have and may continue to generate negative publicity regarding the environmental impact of the cruise industry and are advocating for more stringent oversight and regulation of our industry, including of ship emissions while the ship is docked and at sea. At the same time, we may also face negative impacts from consumers who do not support climate-related initiatives or concerns. Environmental scrutiny of our operations and the industry from the investment community, other stakeholders, and the media (including social media) have impacted and may continue to impact how we are perceived, which may have a material impact on our operations and financial results. Certain climate-related actions and investments we make today may not lead us to our intended future emissions related goals or may not be favorably perceived in future years based on continuing evolving regulations and perceptions around effective emissions mitigation strategies and technologies.

Our cruise ships, hotels, land tours, port and related commercial facilities and shore excursions have been and may continue to be impacted by adverse weather patterns or other natural disasters, such as hurricanes, earthquakes, floods, fires, tornadoes, tsunamis, typhoons and volcanic eruptions. Climate change is expected to increase the frequency and intensity of certain adverse weather patterns, possibly making certain destinations less desirable or impacting our business in other ways. We have been forced to, and in the future may be forced to, alter itineraries or cancel a cruise or a series of cruises or tours due to these or other types of disruptions. The physical climate-related risks to our business include increased hurricane/typhoon intensity and frequency, increases in global temperatures and rising sea levels which may adversely impact our shoreside facilities, our investments in ports or the availability or desirability of ports and destinations in which we operate. These effects may also disrupt the supply of critical goods and services to our facilities and ships. Any of these events could have a material impact on our business and profitability.

Examples of how we manage and/or mitigate this risk:

- We continue to assess alternative lower GHG emission fuel options and technology and invest strategically in energy efficiency improvements considering our financial modeling and analysis
- We monitor for changes in laws and regulations and changes in interpretation of these laws and regulations relating to our business. Where necessary, we obtain specialist advice to implement programs to help ensure compliance in an optimal manner
- We provide training to team members related to their job responsibilities to ensure understanding of and compliance with our policies and procedures
- We monitor weather conditions and have the ability to change our ship itineraries to avoid adverse weather or regions impacted by adverse weather or in preparation of or response to significant climate change impacts to particular regions
- We partner with organizations and stakeholders to help identify and support GHG emissions reduction efforts
- Our CEO serves as our CCO and is responsible for the oversight of climate-related matters and reports to the Boards of Directors

Key stakeholders considered:

- Communities we serve
- Team members
- Guests and travel agent partners
- Investors and lenders

e. *Inability to meet or achieve our targets, goals, aspirations, initiatives, and our public statements and disclosures regarding them, including those related to sustainability matters, may expose us to risks that may adversely impact our business.*

We have developed and will continue to establish targets, goals, aspirations, and other objectives, including those related to sustainability matters ("sustainability objectives"). These statements reflect our current plans and do not constitute a guarantee that they will be achieved. Our efforts to research, establish, accomplish, and accurately report on our sustainability objectives expose us to numerous operational, reputational, financial, legal, and other risks, any of which could have a negative impact on our business. Our ability to achieve any of our stated sustainability objectives, particularly with respect to our environmental emissions aspirations, is subject to numerous factors and conditions, many of which are outside of our control. Examples of such factors include the availability and costs of low- or non-GHG emission energy sources and technology that do not yet exist at scale for our industry, evolving regulatory requirements affecting sustainability standards or disclosures, the availability of future financing and the availability of suppliers that can meet our sustainability standards.

Our business may face increased scrutiny from our guests, our team members, the investment community, governments, regulators, destinations and other stakeholders that we serve related to our sustainability activities, including the sustainability objectives that we adopt, our methodologies and timelines for pursuing them and our ability to document and support the achievement of those objectives, as their expectations for such matters continue to evolve. If our sustainability practices do not meet, are adverse to, or are perceived to fall short of, the expectations of our guests, team members, investors or other stakeholders, demand for cruising, our reputation, our ability to attract or retain team members, and our attractiveness as an investment could be negatively impacted. In addition, governments may restrict or limit our access to ports and destinations for which there is high guest demand. Similarly, our pursuit, or our failure or perceived failure to pursue, meet or fulfill our targets, goals, aspirations, and other objectives (including sustainability objectives) within the timelines we announce, or at all, could have the same negative impacts as well as expose us to government enforcement actions and private litigation.

Examples of how we manage and/or mitigate this risk:

- We continue to make investments in technology related to our sustainability initiatives
- We provide training to team members related to their job responsibilities to ensure understanding of and compliance with our policies and procedures
- We incentivize meeting our targets and goals (including our sustainability objectives) through compensation
- We have HESS policies in place that govern our approach to sustainability

- We partner with organizations and stakeholders to help identify and support GHG emissions reduction efforts
- We develop financial forecasts and continuously monitor our financial performance in order to make timely strategic decisions
- We promote a culture that encourages team members to speak up about concerns and opportunities which are addressed appropriately
- We proactively gather and evaluate guest feedback and when concerns are raised, we listen and address them appropriately

Key stakeholders considered:

- Communities we serve
- Guests and travel agent partners
- Investors and lenders

f. *Cybersecurity incidents and data privacy breaches, as well as disruptions and other damages to our principal offices, information technology operations and system networks and failure to keep pace with developments in technology have adversely impacted and may in the future materially adversely impact our business operations, the satisfaction of our guests and crew and may lead to fines, penalties and reputational damage.*

We have been and may continue to be impacted by cybersecurity incidents and data privacy breaches, which occur from time to time. These malicious attacks can vary in scope and aim to disrupt or compromise our shoreside and shipboard operations by targeting our key operating systems or those of our third-party service providers. Breach or circumvention of our systems or the systems of third parties, including by ransomware or malware, through vulnerabilities in licensed software or hardware, generative artificial intelligence ("AI") impersonation, targeted and coordinated attacks of our systems or as a result of other attacks, have led to and may continue to lead to disruptions in our business operations; unauthorized access to (or the loss of company access to) competitively sensitive, confidential or other critical data (including sensitive financial, medical or other personal or business information) or systems; loss of customers; financial losses; regulatory investigations, enforcement actions, fines and penalties; litigation; reputational damage; and misuse or corruption of critical data and proprietary information, any of which could be material. Additionally, integrating AI into our operations may increase our cybersecurity and data privacy risks. We also have and may continue to rely on third parties in helping us manage our cybersecurity risk management processes. Any measures that we take and such third parties take to avoid, detect, mitigate or recover from material cybersecurity threats or incidents can be expensive, and may be insufficient, circumvented, or may become ineffective.

Our physical work locations, including those that house our information technology operations, system networks and various other remote locations may be impacted by actual or threatened natural disasters (for example, hurricanes, earthquakes, floods, fires, tornadoes, tsunamis and typhoons) or other disruptive events. Our maritime and/or shoreside operations, including our ability to manage our inventory of cabins held for sale and set pricing, control costs and serve our guests, depends on the reliability of our information technology operations and system networks, as well as our ability to refine and update to more advanced systems and technologies. In addition, we may be unable to obtain appropriate technology in a timely manner or at all or we may incur significant costs in doing so. A failure to adopt the appropriate technology, or a failure, disruption or obsolescence in the technology that we do adopt, could have adverse effects on our business.

Examples of how we manage and/or mitigate this risk:

- We have policies, standards and procedures that govern cybersecurity, data privacy, disaster recovery and our use of third parties
- We provide training to team members to ensure understanding of and compliance with our policies, standards and procedures related to data security, data privacy and disaster recovery
- We incorporate security and privacy-by-design in the development of new systems and infrastructure
- We actively, and will continue to, invest in cybersecurity, talent, new technologies and third party service providers to enhance our data security and ensure our information technology is sufficient for the operation of our business

- We monitor and test our own ability to detect and respond to an incident which could cause a breach in data security, lapse in data privacy or natural disaster and where incidents occur, take appropriate remedial action
- We continue to align our technology planning, infrastructure, security, data privacy and applications to maximize the business value of our information technology investments

Key stakeholders considered:

- Team members
- Guests and travel agent partners
- Investors and lenders

g. *The loss of key team members, our inability to recruit or retain qualified shoreside and shipboard team members and increased labor costs could have an adverse effect on our business and results of operations.*

Our success depends, in large part, on the skills and contributions of our team members, and on our ability to recruit, develop and retain high quality, diverse team members. We may not be successful in recruiting, developing or retaining key or other highly qualified team members. In addition, high-GHG emission industries may become a less attractive employment opportunity. At times we have, and may in the future continue to, experience difficulty in hiring sufficient qualified team members, due to general macroeconomic factors and/or increasingly competitive labor markets.

In addition, we hire a significant number of qualified shipboard team members each year and, thus, our ability to adequately recruit, develop and retain these individuals is important to our success. Incidents involving cruise ships, including disease outbreaks on our ships and increasing demand as a result of the industry's projected growth could negatively impact our ability to recruit, develop and retain sufficient qualified shipboard team members.

Examples of how we manage and/or mitigate this risk:

- We have programs to attract, develop and retain top talent and use team member feedback tools to monitor team members' perspectives and take appropriate actions
- We provide training to continue the development of our team members related to their job responsibilities and to ensure understanding of and compliance with our policies and procedures
- We provide total compensation that allows us to be competitive in the labor markets in which we operate
- We continue to expand the number of countries from which we recruit our team members
- We promote a culture that encourages team members to speak up about concerns and opportunities which are addressed appropriately

Key stakeholders considered:

- Team members
- Guests and travel agent partners
- Investors and lenders

h. *Increases in fuel prices, changes in the types of fuel consumed and availability of fuel supply may adversely impact our scheduled itineraries and costs.*

We have been and may continue to be impacted by economic, market and political conditions around the world, regulatory requirements including climate-induced regulations, supply disruptions and related infrastructure needs, which make it difficult to predict the future price and availability of fuel. The supply and availability of different fuel types in various markets in which we operate have experienced increased volatility and have led to increased fuel prices and reduced profitability. Future increases in the global price of fuel would increase the cost of our cruise ship operations as well as some of our other expenses, such as crew travel, freight and commodity prices. Increases in airfares, such as those resulting from increases in the price of fuel, have in the past and may in the future increase our guests' overall vacation costs and reduce demand for cruises, as many of our guests depend on airlines to transport them to or from the airports near the ports where our cruises embark and disembark. Refer to Operational Risk Factor "d." for additional discussion on the impact of climate change and regulation changes on fuel costs.

Examples of how we manage and/or mitigate this risk:

- We manage fuel consumption through ship maintenance and operating practices
- We optimize itineraries through our itinerary planning reviews and have the ability to change itineraries to reduce fuel consumption
- We monitor and implement innovative technologies to reduce fuel consumption
- We are adding new, more fuel-efficient ships to our fleet and have removed smaller, less fuel-efficient ships
- We enter into supply agreements to help ensure availability and seek alternative sources if necessary
- We are upgrading our fleet with more energy efficient technologies
- Our LNG ships have the capability to run on MGO and LNG, including fossil, biofuel and, when available, synthetic versions of those fuels
- We have the ability to purchase fuel in different ports we visit

Key stakeholders considered:

- Communities we serve
- Guests and travel agent partners
- Investors and lenders

i.   We rely on suppliers who are integral to the operations of our businesses. These suppliers and service providers may be unable to deliver on their commitments, which could negatively impact our business.

We rely on suppliers to deliver key products and services to the operations of our businesses around the world. Any event impacting a supplier's ability to deliver quality goods and services at the location and time needed could negatively impact our ability to operate our business. Events impacting our supply chain could be caused by factors beyond the control of our suppliers or us, including labor actions, increased demand, problems in production or distribution and/or disruptions in third-party logistics, information technology or transportation systems. In addition, global events in recent years have resulted in widespread global supply chain disruptions to suppliers including critical supply chain shortages, labor shortages, significant material cost inflation and extended lead times for items that are required for our operations. Any such interruptions to our supply chain could increase our costs and could limit the availability of products critical to our operations.

Examples of how we manage and/or mitigate this risk:

- We enter into supply agreements to help ensure availability and seek alternative sources if necessary
- We have extended our demand planning and are placing purchase orders earlier to compensate for current extended lead times
- We utilize substitute products where appropriate
- We leverage our enterprise scale through corporate-wide agreements and our supplier relationships
- We source locally to mitigate logistics costs and delays
- We utilize short-term or long-term contracts as needed

Key stakeholders considered:

- Team members
- Guests and travel agent partners
- Investors and lenders

j.   Fluctuations in foreign currency exchange rates may adversely impact our financial results.

We earn revenues, pay expenses, purchase and own assets and incur liabilities in currencies other than the U.S. dollar. Additionally, our shipbuilding contracts are typically denominated in euros. Movements in foreign currency exchange rates, which at times have been more volatile, will affect our financial results.

Examples of how we manage and/or mitigate this risk:

- We net certain exposures to take advantage of natural offsets with our business and continuously evaluate the use of financial instruments

- We consider and may hedge certain of our ship commitments and net investments in foreign operations
- We have the ability to sell/buy foreign currencies throughout the year to manage the economic impact of foreign currency exchange volatility
- We adjust our procurement activities

Key stakeholders considered:

- Investors and lenders

k. *Overcapacity and competition in the cruise and land-based vacation industry may negatively impact our cruise sales, pricing and destination options.*

We have been and may in the future be impacted by increases in capacity in the cruise and land-based vacation industry, which may result in capacity growth beyond demand, either globally or for a region, or for a particular itinerary. We face competition from other cruise brands on the basis of overall experience, destinations, types and sizes of ships and cabins, travel agent partner preferences and value. In addition, we may fail to sufficiently invest in or upgrade our existing cruise ships and other assets to meet the expectations of current and potential guests. We also compete with land-based vacation alternatives throughout the world on the basis of overall experience, destinations and value. In addition, certain ports and destinations have faced a surge of both cruise and non-cruise tourism and in certain destinations, countermeasures to limit the number of tourists have been proposed or contemplated and/or put into effect, including limits on cruise ships and cruise guests. Potential restrictions in ports and destinations could limit the itinerary and destination options we can offer our guests going forward.

Examples of how we manage and/or mitigate this risk:

- We have the ability to change our itineraries to alternative regions of the world
- We offer a wide variety of brands, itineraries, products and services to our guests
- We appropriately invest in our assets to maintain our standards and enhance revenue opportunities
- We own and operate several destinations which allows us to maintain accessibility and optimize the guest experience
- We work alongside government and local regulators to ensure compliance with limitations placed on tourism

Key stakeholders considered:

- Communities we serve
- Guests and travel agent partners
- Investors and lenders

l. *Inability to implement our shipbuilding programs and ship repairs, maintenance and refurbishments may adversely impact our business operations and the satisfaction of our guests.*

There are a limited number of shipyards with the capability and capacity to build, repair, maintain and/or upgrade our ships, which may limit our ability to meet our capacity growth or ship refurbishment objectives. In addition, we have in the past and may in the future be impacted by unforeseen events, such as work stoppages, supply chain issues, insolvencies, "force majeure" events or other financial difficulties experienced by shipyards, their subcontractors and our suppliers. This may result in less shipyard availability resulting in delays or preventing the delivery of our ships under construction and/or the completion of the repair, maintenance or refurbishment of our existing ships. This may lead to potential delays or cancellations of cruises. Additionally, the prices of various commodities that are used in the construction of ships and for repair, maintenance and refurbishment of existing ships, such as steel, are subject to volatility which may increase our costs.

Examples of how we manage and/or mitigate this risk:

- Our newbuild contracts are fixed price and are not sensitive to cost fluctuations of materials, including steel

- We ensure access and priority for ship repairs as part owners and part of the governance teams of two shipyards
- We require shipyards to obtain insurance
- Shipbuilding contracts include a combination of refund and performance guarantees
- Pricing for ship repair yards, subcontractors and required materials are agreed in advance of scheduled dry-docks

Key stakeholders considered:

- Guests and travel agent partners
- Investors and lenders

Financial Risk Factors

a. *We require a significant amount of cash to service our debt and sustain our operations. Our ability to generate cash depends on many factors, including those beyond our control, and we may not be able to generate cash required to service our debt and sustain our operations.*

Our ability to meet our debt service obligations, refinance our debt or sustain our business needs and operations depends on our future operating and financial performance and our ability to generate cash. This will be affected by our ability to successfully continue to execute on our business strategy, which if unsuccessful, would negatively impact the occupancy levels and pricing of our cruises. Our future performance is also impacted by general macroeconomic, financial, geopolitical, competitive, regulatory and other factors beyond our control such as inflation, higher fuel prices, higher taxes and higher interest rates. If we cannot generate sufficient cash to meet our debt service obligations or fund our other business needs, we may, among other things, need to refinance our debt, obtain additional financing, delay planned capital expenditures or sell assets. We cannot make assurances that we will be able to generate sufficient cash through any of the foregoing. If we are not able to refinance our debt, obtain additional financing or sell assets on commercially reasonable terms or at all, we may not be able to satisfy our obligations with respect to our debt. Refer to Liquidity, Financial Condition and Capital Resources.

Examples of how we manage and/or mitigate this risk:

- We have put in place various strategies and initiatives, including increasing our marketing and advertising programs in efforts to drive incremental demand for cruising
- We manage our liquidity, including repaying and refinancing future debt maturities to extend maturity dates and reduce interest expense, managing our costs and can reduce our capital expenditures and operating expenses, as appropriate
- We have suspended the payment of dividends on, and the repurchase of, Carnival Corporation common stock and Carnival plc ordinary shares

Key stakeholders considered:

- Investors and lenders

b. *Our substantial debt could adversely affect our financial health and operating flexibility.*

We have a substantial amount of debt, significant debt service obligations and related covenant restrictions. Despite our leverage, we may incur more debt, subject to certain restrictions, in the future. Our substantial debt has had and could continue to have important negative consequences for us. Our substantial debt could, among other things:

- require us to dedicate a large portion of our cash flow from operations to servicing debt and funding repayments on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;
- increase our vulnerability to adverse general economic or industry conditions;
- limit our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate;
- limit our ability to pay dividends or distributions on or redeem or repurchase stock and make other restricted payments;

- place us at a disadvantage compared to others that have less debt;
- make us more vulnerable to downturns in our business, the economy or the industry in which we operate;
- limit our ability to raise additional debt or equity capital in the future to satisfy our requirements relating to working capital, capital expenditures, development projects, strategic initiatives or other purposes;
- restrict us from introducing new technologies or exploiting business opportunities;
- make it difficult for us to satisfy our obligations with respect to our debt; and
- expose us to the risk of increased interest rates as certain of our borrowings are (and may be in the future) at a variable rate of interest.

Certain of our indebtedness accrues interest at variable rates, which subjects us to interest rate volatility with respect to such instruments and could cause our debt service obligations to increase significantly. If we breach the covenants or restrictions in our debt instruments, we could trigger a default under the terms of certain of our debt instruments. If that occurs, we may be required to seek covenant amendments or the relevant creditors could elect to declare the debt, together with accrued and unpaid interest and other fees, if any, immediately due and payable (or cancel any unfunded commitments, if applicable) and proceed against the collateral, if any, securing that debt. Borrowings under our other debt instruments that contain cross-default provisions may also be accelerated or become payable on demand, and our assets may not be sufficient to repay such indebtedness in full.

Examples of how we manage and/or mitigate this risk:

- We manage our liquidity, including repaying and refinancing future debt maturities to extend maturity dates and reduce interest expense, managing our costs and can reduce our capital expenditures and operating expenses, as appropriate
- In the past, we have accessed capital through various equity offerings
- We actively manage our debt portfolio and use interest rate swap agreements to manage the risk of increasing interest rates
- We monitor our covenant compliance and would seek to obtain relevant financial covenant amendments or waivers, if needed
- We are actively paying down our debt balance to strengthen our balance sheet and reduce interest expense and refinancing risks

Key stakeholders considered:

- Investors and lenders

5. <u>**Going Concern Confirmation and Viability Statement.**</u>

The Boards of Directors consider that, within the DLC arrangement, the most appropriate presentation of Carnival plc's going concern and viability is by reference to the consolidated liquidity position of Carnival Corporation & plc. Under the terms of the DLC arrangement, Carnival Corporation and Carnival plc are permitted to transfer assets between the companies, make loans to or investments in each other and otherwise enter into intercompany transactions. In addition, the cash flows and assets of one company are required to be used to pay the obligations of the other company, if necessary. Amounts owed between Carnival Corporation and Carnival plc do not have a stated maturity date, as the two companies operate as a single economic enterprise. Accordingly, this going concern confirmation and viability statement represents the assessment performed for Carnival Corporation & plc.

Going Concern Assessment

The Boards of Directors have assessed the prospects of Carnival Corporation & plc over an assessment period of at least the next twelve months from the date of approval of the financial statements as required by the UK Corporate Governance Code.

In performing their going concern assessment, the Boards of Directors have considered the circumstances likely to impact Carnival Corporation & plc during the coming year, current and expected operating performance of its brands, current liquidity, projected compliance with financial covenants (refer to Note 14 — "Debt and Interest Expense" for additional details on covenant compliance) and estimates of future liquidity.

In addition, the Boards of Directors consider new ship deliveries and the related future export credit financings associated with those deliveries and other capital improvements.

The Boards of Directors do not consider going concern to be a critical judgement for the year ended November 30, 2024. In determining that going concern is not a critical judgement, the Boards of Directors have considered:

- As of November 30, 2024, $4.2 billion of liquidity including $1.2 billion of cash and cash equivalents and $2.9 billion available under our Revolving Facility (utilizable through August 2027). Refer to Note 14 — "Debt and Interest Expense" for additional discussion.
- The business model results in advance bookings which provides the Boards of Directors with visibility of future expected revenues, with nearly two thirds of 2025 expected bookings already made. Our payment terms generally require an initial deposit to confirm a reservation, with the balance due prior to the voyage. We had total customer deposits of $6.4 billion as of November 30, 2024.
- Continued improved operating results, generating $6.1 billion of adjusted EBITDA in 2024, with continued growth expected in 2025
- Available export credit facility of $0.7 billion to fund a 2025 ship delivery
- Known financial commitments including debt maturities of approximately $1.5 billion and other material cash requirements and obligations over the assessment period

Having taken the above into account the Boards of Directors have modeled a severe but plausible downside scenario over a three-year horizon, as set out in the Viability assessment described below.

In addition, reverse stress testing has been applied to the going concern model to determine the decline in EBITDA that would cause a covenant breach. Such a scenario, and the sequence of events which could lead to it, is considered to be remote.

As a result of their assessment, management along with the Boards of Directors have concluded that it remains appropriate to adopt the going concern basis of accounting in preparing the Carnival plc consolidated financial statements without any material uncertainty.

Going Concern Statement

In adopting the going concern basis for preparing these financial statements, the Boards of Directors have considered Carnival Corporation & plc's business activities, together with factors likely to affect its future development and performance. After reviewing the current liquidity position, the operating performance of the cruise brands, financial forecasts, and considering the results of a severe but plausible scenario, the Boards of Directors have concluded that Carnival Corporation & plc has sufficient liquidity to satisfy its obligations and are expected to be in compliance with its debt covenants for at least the next twelve months from the approval of the financial statements. Accordingly, the Boards of Directors continue to adopt the going concern basis without any material uncertainty in preparing the Carnival plc consolidated IFRS financial statements.

Viability Assessment

Whilst the Boards of Directors have no reason to believe Carnival Corporation & plc will not be viable over a longer period, the period over which they considered viability is three years. The principal reasons why this period was selected are as follows:

- It aligns with management's typical strategic planning cycle
- Management typically plans its guest sourcing and ship itinerary strategies over a two-to-three-year horizon

In performing their viability assessment, the Boards of Directors have considered that Carnival Corporation & plc continues to have a substantial debt balance incurred during the pause in guest cruise operations and requires a significant amount of liquidity or cash provided by operating activities to service its debt. Since its peak in January 2023, the company has reduced its debt by over $8 billion. In addition, the Boards of Directors considered the circumstances impacting Carnival Corporation & plc during the year, current and expected operating performance of its brands, current liquidity and projected compliance with financial covenants.

Management has identified the ability to access capital markets, when or if needed, including its ability to refinance future debt maturities, including the Revolving Facility which matures in August 2027, as a critical

assumption as part of its viability assessment ("base case"). In addition, the Boards of Directors consider new ship deliveries and the related future export credit financings associated with those deliveries and other capital improvements.

As part of their viability assessment, management along with the Boards of Directors, considered various scenarios and sensitivity analyses. As a severe but plausible scenario, they considered the effects of lower than expected revenues, as compared to the base case. In this downside case, management modeled a 5.5% decrease in cruise revenues (less its most variable costs and on a per unit basis) during the viability period as compared to the base case. Management also considered various other scenarios, which were consistent with the principal risks identified in Item 4. "Risk Management and/or Mitigation of Principal and Emerging Risks," and assessed the impact on its liquidity and covenant headroom. In addition to these scenarios, while making their final conclusion on viability, which is summarized below, the Boards of Directors have considered available liquidity as of November 30, 2024.

Viability Statement

Having undertaken their robust assessment as described above, including a review of their principal risks, risk appetite and how these risks are managed or mitigated, the Boards of Directors have a reasonable expectation that Carnival Corporation & plc will be able to continue in operation and satisfy its obligations as they fall due over the three-year period of their assessment.

The Boards of Directors have identified the ability to access capital markets, when or if needed, including its ability to refinance future debt maturities as a critical assumption in performing their assessment.

The Boards of Directors believes they have made reasonable estimates, assumptions and judgements in determining its liquidity requirements and cannot make assurances that assumptions used may not change in future periods. Refer to Carnival Corporation & plc's Liquidity, Financial Condition and Capital Resources section for further discussion.

6.   Non-Financial and Sustainability Information Statement.

The information set out in the following table, including the sections referenced in the table, is produced to comply with the non-financial reporting requirements contained in sections 414CA and 414CB of the Companies Act 2006. The climate-related financial disclosures are included in the Task Force on Climate-related Financial Disclosures (TCFD) section on pages 29 to 39 of this report.

Reporting requirements	Some of the applicable policies and standards which govern our approach	Where to find additional information relating to our development, performance, position, impact and risk management	Outcome of Policies and Standards	Due Diligence Processes
Environmental matters	• Health, Environmental, Safety, Security and Sustainability Policy • Code of Business Conduct and Ethics • Business Partner Code of Conduct	• XIX. Sustainability and Environmental Impact: Sustainability goals progress; Summary of our environmental impact; Climate-related Financial Disclosures Pages 20 – 39 • Health, Environmental, Safety, Security and Sustainability Corporate Policy Annex A Page A-8 • Mitigation of Principal and Emerging risks (Operational Risk Factors: c, d, e, f) Pages 55 – 58 • 2024 Sustainability Report	• Making progress towards our sustainability goals. • Maintain our commitment to seeking excellence in compliance, environmental protection and in looking after the safety, health and well-being of every life we touch.	• Internal Controls and Risk Assessment Page 52 • Committees of the Boards Annex C Page C-5 • Culture surveys Annex C Page C-17 • Hotline for Reporting Concerns Annex C Page C-19 • Ethics and Compliance Page 12 • Health, Environmental, Safety, Security and Sustainability Policy Annex A Page A-8
Employees	• Code of Business Conduct and Ethics • Culture Essentials Conduct and Ethics • Speak-up Policy • Recognition Philosophy* • Talent Development Philosophy* • Equal Opportunity* • Anti-Harassment and Discrimination Including Bullying* • Anticorruption* • Global Well-being Standards for Shipboard Employees	• Human Capital Management and Employees Page 11 • XIX. Sustainability and Environmental Impact: 2030 Good Health and Well-Being Goals Page 22; 2030 Inclusion and Belonging Goals Page 24 • Workforce Engagement Annex C Page C-14 • Mitigation of Principal and Emerging risks (Operational Risk Factors: b, c, d, f, g, h) Pages 54 – 59	• Commitment to providing a welcoming and inclusive environment where people from different backgrounds, experiences, and walks of life can succeed and cultivating an atmosphere of openness, respect, and trust. • Promote a diverse, safe, and healthy workplace	

Reporting requirements	Some of the applicable policies and standards which govern our approach	Where to find additional information relating to our development, performance, position, impact and risk management	Outcome of Policies and Standards	Due Diligence Processes
Human rights	• Human Rights Policy • Modern Slavery Statement • Code of Business Conduct and Ethics • Speak Up Policy • Business Partner Code of Conduct	• Ethics and Compliance Page 12 • XIX. Sustainability and Environmental Impact: 2030 Good Health and Well-Being Goals Page 22 • Corporate and Social Responsibility Annex A Page A-8 • Mitigation of Principal and Emerging risks (Operational Risk Factors: c, g) Page 55 and Page 59	• Maintain our commitment to promote and foster human rights	
Social and community matters	• Code of Business Conduct and Ethics • Business Partner Code of Conduct	• XIX. Sustainability and Environmental Impact: 2030 Sustainable Tourism Goals Page 23 • XIX. Sustainability and Environmental Impact: 2030 Biodiversity and Conservation Goals Page 24 • Corporate and Social Responsibility Annex A Page A-8 • Investing in Our Communities Proxy Statement Page 8 • Mitigation of Principal and Emerging risks (Operational Risk Factors: b, c, d, e, f, i, l) Pages 54 – 60	• Contributing to a circular economy, partnering with the communities we sail to and from and reducing our environmental footprint • Seeking out meaningful ways to help address pressing needs in destination communities • Enhance both the communities where we work as well as the port communities that our ships visit • Dedication to creating positive change through empowering youth, enhancing education and strengthening families in the communities where we live and work	

Reporting requirements	Some of the applicable policies and standards which govern our approach	Where to find additional information relating to our development, performance, position, impact and risk management	Outcome of Policies and Standards	Due Diligence Processes
Anti-bribery and anti-corruption	• Speak up Policy • Code of Business Conduct and Ethics • Business Partner Code of Conduct • Anticorruption Policy and Guidelines*	• Governmental Regulations Page 15 • Executive Officers and Corporate Governance Page 42 • Ethics and Compliance Page 12 • Hotline for Reporting Concerns Annex C Page C-19 • Mitigation of Principal and Emerging risks (Operational Risk Factor: c) Page 55	• Maintaining a strong ethics and compliance culture • Commitment to comply with all laws prohibiting bribery and other corrupt practices that apply everywhere we operate	
Description of business model		• Purpose & Mission, Vision, Values and Priorities Page 2 • Our Global Cruise Business Page 5		
Non-financial key performance indicators		• Summary of our Environmental Impact Page 27 • Business Review Statistical Information Page 44		

The policies and standards noted above are available on our corporate website at www.carnivalcorp.com, other than the policies marked with * which are only available to our employees through our intranet.

7.   Section 172(1) Statement.

This statement describes how the Directors have performed their duty to promote the success of the company for the benefit of its members as a whole having regard to the stakeholders and matters set out in section 172(1)(a)-(f) of the Companies Act 2006. This statement sets out the Directors' approach to decision-making, stakeholder engagement and details the matters considered in connection with some of the key decisions made during 2024. To provide further insight, we have provided clear cross-referencing to where more detailed information can be found in this Annual Report.

Discussions between executive management and the Directors regarding decisions relating to our business strategy, capital structure and other business-related activities also include careful consideration of the potential risks and impact of those decisions on our financial results. In addition, as part of our risk assessment framework, our key stakeholders are considered as part of the evaluation of our principal and emerging risks. Refer to Item 4. Risk Management and/or Mitigation of Principal and Emerging Risks on page 53 for additional discussion of our risks and key stakeholder considerations.

During 2024, the Directors' oversight of stakeholder relationships and other matters was informed by regular briefings from executive management and their Committees on various topics including managing our debt profile, the operating performance of our brands, compliance with laws and regulations, our sustainability performance, principal and emerging risks including those related to climate change, cybersecurity and other critical matters.

Key Stakeholders

The Directors and their Committees recognize the strategic importance of building and maintaining strong relationships with our stakeholders. We have identified the following key stakeholders based on their impact on the success of our business model and strategy:

- Communities we serve
- Team members
- Guests and travel agent partners
- Investors and lenders

When making decisions, the Directors have regard to the interests of our key stakeholders and recognize that effective engagement with our stakeholders is essential to the long-term success of our business. The Directors consider many factors and balance competing interests in reaching strategic decisions. Refer to the discussion below within Key Decisions Made by the Directors During the Year for examples of the Directors' considerations.

While the Directors are able to engage directly with key stakeholders on some issues, the size and distribution of our stakeholder group means that stakeholder engagement often happens through executive management. The Directors regularly receive information and feedback from executive management to help understand how our operations and decisions affect our stakeholders' interests and in turn, how those interests should impact future decisions.

a) the likely consequences of any decision in the long-term

The Directors recognize that the decisions made today will have an effect on both our short- and long-term success. The Directors seek to balance meeting critical short-term objectives while also ensuring we are on course to achieve our long-term strategic vision. During 2024, the Directors and executive management had particular regard to our long-term success and remained focused on our financial fitness. We are determined to drive revenue, operate effectively and efficiently at scale, generate record levels of cash from operations and invest our capital wisely. We believe this will allow us to responsibly reduce our debt over time, improve our return on invested capital as well as return to investment-grade leverage metrics.

The Directors also believe that planning for succession is an important function that will impact our long-term success. We continually strive to foster the professional development of executive management and team members. As a result, we have developed a very experienced and strong group of leaders, with their performance subject to ongoing monitoring and evaluation, as potential successors to our executive management, including our CEO.

Refer to:

- II. Purpose & Mission, Vision, Values and Priorities on page 2
- XIV. Human Capital Management and Employees on page 11
- XIX. Sustainability and Environmental Impact on page 20
- Item 5. Going Concern Confirmation and Viability Statement on page 63

b) the interests of our team members

We celebrate our diverse team and are committed to providing a welcoming and inclusive environment where people from different backgrounds, experiences and walks of life can succeed. We care deeply for our team members and must always cultivate an atmosphere of openness, respect and trust. We continue to focus on our Culture Essentials, which are the key actions and behaviors we encourage and reinforce to further strengthen our culture. We have a Cross Brand Culture Survey program featuring a common survey focused on our Culture Essentials for all of our shipboard and shoreside team members. This comprehensive survey is a key management tool for tracking our cultural health and putting in place initiatives, setting targets and action plans to improve our culture where appropriate. The Directors, together with their Committees, also play an important role in monitoring and assessing our culture to ensure that it is aligned with our strategy, values, mission and vision. As part of that role, in 2024 the Directors received and reviewed reports on the progress of our Culture Essentials. Further, in 2024 with the full support of the Directors, we continued our initiatives designed to engage with and care for our team members. Key areas of focus include Outreach & Wellness, Culture and Staffing. The Directors work closely with management to balance the needs of the business with that of its workforce, shareholders and other stakeholders.

Refer to:

- II. Purpose & Mission, Vision, Values and Priorities on page 2
- XIV. Human Capital Management and Employees on page 11
- XV. Ethics and Compliance on page 12

- Employees and Workforce Engagement in Annex C — Carnival plc Corporate Governance Report of the Proxy Statement on page C-14
- Key Decisions Made by the Directors During the Year on page 73

c) the need to foster our business relationships with guests and travel agent partners, suppliers and others

Guests and Travel Agent Partners

Guest feedback and research support the development of our overall marketing and business strategies to drive demand for cruises and increase the number of first-time cruisers. Our goal has always been to increase consumer awareness for cruise vacations and further grow our share of their vacation spend. We proactively gather and evaluate guest feedback about their cruise experiences for valuable insights on key drivers of guest loyalty and satisfaction, with a focus on continuous improvement. We closely monitor our net promoter scores, which reflect the likelihood that our guests will recommend our brands' cruise products and services to friends and family, including those new-to-cruise. Our NPS takes into account a number of products and services our brands offer including embarkation and disembarkation experiences, shipboard team member service, dining options, entertainment and onboard activities. Evaluating our NPS results provides our executive management with invaluable information necessary to inform important strategic decisions regarding our product offerings. The Directors also receive reports regarding our NPS results, guest research and our executive management's related actions. To reward loyal and repeat guests, substantially all of our brands offer past recognition programs with various special incentives.

Strong relationships with our travel agent partners are also an integral part of our long-term cruise distribution network and are critical to our success. We utilize local sales teams to motivate travel agents to support our products and services with competitive pricing, promotional policies and joint marketing and advertising programs. All of our brands have internet booking engines to allow travel agents to book our cruises. We also employ a wide variety of educational programs, including websites, seminars and videos, to train agents on our cruise brands and their products and services. In 2024, we held a variety of trainings and educational programs to continue to support and develop our travel agent partners, including ship visits to familiarize our travel agent partners with our products and services. The Directors are provided with periodic updates regarding our travel agent partners and our cruise distribution strategies.

Suppliers

Our relationships with suppliers are key to our business in providing critical goods and services, which are paramount in our ability to deliver exceptional cruise experiences to our guests. Our suppliers provide a range of goods from materials to support the refurbishment and enhancements of our ships and to build new and innovative ships to the reliable and consistent supply of fuel as well as food and beverage globally, all while maintaining our quality standards. We aim to engage with suppliers to build mutually beneficial relationships and to create strategic partnerships across our global organization, utilizing preferred supplier agreements to underpin such relationships.

Our Business Partner Code of Conduct applies to all of our suppliers and other business partners. It outlines our expectation that our suppliers will respect and follow applicable laws and regulations and promote ethical decisions in all aspects of their business. The Compliance Committees review results of compliance with our Business Partner Code of Conduct. We have also established a Responsible and Sustainable Sourcing Policy ("RSSP") that builds on existing policies, such as our Business Partner Code of Conduct, and our human rights and environmental policies. RSSP establishes a framework that helps us monitor compliance with our standards and helps our business partners, including suppliers, meet our requirements for compliance and progress towards industry best practices. It is designed to ensure that our sourcing practices align with our values of social responsibility and environmental stewardship. RSSP addresses labor, environmental, business ethics, management systems and health and safety risks. It also covers sustainability priorities such as sustainable food ingredients, animal welfare and sustainable shore excursions.

Others (Government & Regulators)

Our ships and operations are subject to numerous international, national, state and local laws, regulations, treaties and other legal requirements, as well as voluntary agreements, which govern health, environmental, safety and security matters in relation to our guests, crew and ships. We are committed to complying with all relevant requirements.

We continue to work closely with governments and regulators, including those of the communities we serve. We maintain our commitment to seek excellence in compliance, environmental protection and in looking after the safety, health and well-being of every life we touch.

Refer to:

- II. Purpose & Mission, Vision, Values and Priorities on page 2
- XI. Marketing Activities on page 10
- XII. Sales Channels on page 10
- XIII. Suppliers on page 10
- XVIII. Government Regulations on page 15
- Key Decisions Made by the Directors During the Year on page 73

d) the impact of our operations on the community and the environment

Achieving our purpose & mission depends on being good corporate citizens and stewards of the environment. Safeguarding the planet we call home, our guests, the communities we serve, and our Carnival family, and complying with the laws and regulations that govern our business, is vital to our success.

The HESS Committees assists the Directors in monitoring our health, environmental, safety, security and sustainability policies, programs and initiatives, and compliance with related legal and regulatory requirements. Our President, Chief Executive Officer and Chief Climate Officer and the other Directors are responsible for oversight of climate-related matters. The SRE Committee, provides quarterly updates to the Directors regarding management of climate-related risks and opportunities.

In 2021, with the support of the Directors, we established goals which focused on advancing six critical sustainability areas — climate action; circular economy; sustainable tourism; good health and well-being; inclusion and belonging; and biodiversity and conservation. In 2023, we accelerated our 2030 GHG intensity reduction goal by four years to 2026 relative to our 2019 baseline. In 2024, we reduced our GHG emission intensity on a lower berth distance basis by 17% and on an ALBD basis by 17% relative to our 2019 baseline. Relative to 2008, our GHG emissions per ALBD have been reduced by 41% while our capacity has grown by 62%.

We are working to further reduce our absolute GHG emissions. We reduced our absolute GHG emissions from ship fuel by approximately 11% as compared to our peak year of 2011 despite capacity growth of nearly 37% over the same period. Additionally, we are pursuing our aspiration of net zero emissions by 2050, aligned with the revised IMO Strategy. Achieving this goal will require energy sources and technologies that do not yet exist at scale. While fossil fuels are currently the only scalable and commercially viable option for our industry, we are closely monitoring technology developments and pioneering important sustainability initiatives in the cruise industry. We have leveraged third party studies and partnered with companies and other organizations to help identify and scale new technologies. For example, we implemented maritime scale battery technology and are working with classification societies and other stakeholders to assess lower GHG emission fuel options for cruise ships and assessing carbon capture and storage technologies. We have successfully used biofuel as a replacement for fossil fuel on 6 ships. The certified biofuels used offer environmental benefits compared to using fossil fuels alone through their lifecycle GHG reductions. These biofuels can be used in existing ship engines without modifications to the engine or fuel infrastructure, including on ships already in service. To provide a path to net zero emissions, alternative low GHG emission fuels will be necessary for the maritime industry; however, there are significant supply and cost challenges that must be resolved before viability is reached. Without clarity on low and zero carbon fuel availability, we are not currently able to make absolute emissions reduction commitments along a prescribed timeline. In our view, a commitment to achieve an absolute greenhouse gas emission reduction pathway without a clear understanding of how this will be achieved is not aligned with our approach to goal setting. While we continue to pursue our aspiration of net zero emissions, our defined goals and targets are set based on feasible, achievable, and available pathways. The Directors continue to believe our scale will support our effort to lead the industry in climate action.

Refer to:

- II. Purpose & Mission, Vision, Values and Priorities on page 2
- XIX. Sustainability and Environmental Impact on page 20
- Key Decisions Made by the Directors During the Year on page 73

e) the desirability of maintaining a reputation for high standards of business conduct

The health, safety and well-being of our people and the planet are vital to the reputation of our business. We choose to take decisive actions to respect and protect every life we touch, the places we sail and the laws that govern us. Achieving our purpose & mission depends on being good corporate citizens and stewards of the environment. Safeguarding the planet we call home, our guests, the communities we serve, and our Carnival family, and complying with the laws and regulations that govern our business, is vital to our success. The Directors and executive management acknowledge their responsibility for setting and monitoring the culture, values and reputation of our business. The Compliance Committees assist the Directors with oversight of activities that are designed to promote ethical conduct, a high level of integrity, and compliance with laws, regulations and policies applicable to us, and also provides functional oversight of our Global Ethics & Compliance department. We have a Code of Business Conduct and Ethics that applies to all of our team members, including our executive management and the Directors. We also have Culture Essentials, which are the key actions and behaviors we encourage and reinforce to further strengthen our culture and have initiatives where brand leaders and executive management meet with their direct reports to discuss these key behaviors.

Refer to:

- II. Purpose & Mission, Vision, Values and Priorities on page 2
- XV. Ethics and Compliance on page 12
- XIX. Sustainability and Environmental Impact on page 20
- I. Executive Officers and Corporate Governance on page 42
- Annex A — Carnival plc Directors' Report of the Proxy Statement: Corporate and Social Responsibility on page A-8
- Annex C — Carnival plc Corporate Governance Report of the Proxy Statement: Workforce Engagement on page C-14

f) the need to act fairly between our members

It is critical that both existing and potential investors understand our strategy. During 2024, our Chair of the Boards, CEO, Senior Independent Director and Presiding Director (who is also the Chair of our Compensation Committees) and certain members of senior management held various meetings with investors. These meetings gave investors and lenders the opportunity to discuss our strategic, financial and operating priorities, progress on our environmental, health, safety and sustainability initiatives and other topics of importance to our business and our stakeholders. Our Investor Relations team maintains open communication with equity and debt investors as well as equity, credit and sustainability analysts to understand investors' views of our business. Our Treasury team has regular interactions with global banks, debt investors and credit rating agencies. Additionally, presentations are made to representatives of the investment community periodically in the U.S., the UK and elsewhere.

Refer to:

- II. Purpose & Mission, Vision, Values and Priorities on page 2
- Annex C — Carnival plc Corporate Governance Report of the Proxy Statement: Relations with Shareholders on page C-13

Key Decisions Made by the Directors During the Year

Newbuild Ship Orders

During 2024, executive management recommended and the Directors approved a decision to place orders for five new ships scheduled for delivery through 2033 for our Carnival Cruise Line brand, subject to acceptable export credit financing for each ship. This decision marked our first ship order in five years. Executive management and the Directors determined the new ship orders for Carnival Cruise Line were in the best interest of our long-term success and would optimize our overall financial performance.

In making this decision, executive management and the Directors reviewed our entire fleet by brand, the current and projected average ship age of the existing fleet, potential replacement requirements for ships that will leave our fleet in the future, financial performance of our highest performing brands and the strong demand we have seen in booking trends. Based on that review, executive management and our Directors determined that certain of our brands need additional capacity to satisfy their strong and growing demand.

As part of the process, executive management and the chair of the Boards of Directors regularly engaged with the shipyards through in-person meetings. Our strategic relationship with the shipyards is paramount to our success given the limited number of shipyards with the capability and capacity to build cruise ships. While at the shipyards, they discussed timing and price of potential newbuilds as well as shipyard capacity. Given the long lead time to build ships, it was vital that orders for 2027 and 2028 be placed during 2024. Placing orders for ships to be delivered in 2029 and beyond provided additional certainty for our newbuild pipeline. Given the importance of our strategic relationship with the shipyards, members of the Boards of Directors have previously visited the shipyard with which one order was placed.

These orders follow through on our measured capacity growth strategy and allow for further future newbuild orders, to be allocated to brands that most need the capacity to satisfy outsized demand. Prior to these orders, our orderbook for newbuilds was at its lowest in decades.

With only one to two ships scheduled for delivery per year over the next several years, executive management and the Directors have taken a responsible capital approach that will support utilizing our future substantial free cash flow to strategically improve our balance sheet by significantly reducing our leverage levels over time.

Section 172 considerations: Long-term success, Guests and Suppliers
Key stakeholders considered: Investors and Lenders and Guests

Celebration Key

Celebration Key, our new exclusive cruise port destination on Grand Bahama Island, is scheduled to welcome guests beginning in the summer of 2025. During 2024, executive management recommended, and the Directors approved a pier extension for Celebration Key. The extension will increase the capacity of Celebration Key by providing the ability to accommodate up to four cruise ships simultaneously. The extension is expected to be completed in the fall of 2026. The decision to expand the capacity of this strategic exclusive destination is consistent with our overall strategy to increase capacity of our highest returning brand to meet its outsized demand.

Executive management and the Directors determined the pier extension was in the best interest of our long-term success, providing unique guest experiences at a strategic exclusive island destination. The extension allows us to implement growth plans and build voyage itineraries with certainty, signaling to the local community how important this development is to us and the future of the island. The Directors and executive management considered various factors in making the decision to expand the pier in Celebration Key including:

- The overall guest experience with expansive space, abundant attractions and offering guests a uniquely Bahamian experience with many exciting features and amenities, driving demand for our cruises in a growing Caribbean cruise market
- Optimizing existing destination development and leveraging construction resources to save on additional mobilization costs
- Its strategic location including its proximity to south Florida and the Caribbean will support our efforts to design more energy efficient itineraries and will assist in achieving our sustainability goals
- Its larger impact on the local community, supporting the future prosperity of The Bahamas with a significant economic impact and driving substantial growth in Bahamian employment, while working closely with the Bahamian officials and community leaders.
- Its commitment to sustainable partnerships, providing opportunities for local suppliers.

Section 172 considerations: Long-term success, Impact on community and the environment and Guests and travel agent partners
Key stakeholders considered: Communities we serve, Guests and travel agent partners, and Investors and Lenders

This Strategic Report has been approved by the Board.

By order of the Board

Micky Arison
Chair of the Board of Directors
January 27, 2025

**INTRODUCTORY NOTE TO THE CARNIVAL PLC IFRS FINANCIAL STATEMENTS
FOR THE YEAR ENDED NOVEMBER 30, 2024**

The Carnival plc consolidated Group IFRS Financial Statements on pages 75 - 113 and standalone parent company Financial Statements on pages 114 to 128 are required to satisfy reporting requirements of the Companies Act 2006 and incorporate the results of Carnival plc and its subsidiaries and, accordingly, do not include the IFRS consolidated results and financial position of Carnival Corporation and its subsidiaries.

The Directors of Carnival plc consider that within the Carnival Corporation and Carnival plc dual listed company arrangement, the most appropriate presentation of Carnival plc's results and financial position is by reference to the Carnival Corporation & plc U.S. GAAP consolidated financial statements ("DLC Financial Statements"), which are included in the Annual Report, but do not form part of these Carnival plc financial statements.

**Carnival plc
Financial Statements**

CARNIVAL PLC
GROUP STATEMENTS OF INCOME
(in millions, except per share data)

	Notes	Years Ended November 30, 2024	Years Ended November 30, 2023
Revenues			
Passenger ticket		$ 6,909	$ 5,782
Onboard and related		2,503	2,200
	3	9,413	7,982
Operating Expenses (Income)			
Commissions, transportation and related		1,354	1,143
Onboard and related		563	478
Payroll and related		1,053	1,026
Fuel		851	873
Food		519	479
Property and equipment impairment reversals	10	(260)	(23)
Gain on sales of ships		(25)	(161)
Other operating		1,872	1,693
Cruise and tour operating expenses		5,928	5,508
Selling and administrative	3	1,100	1,000
Depreciation and amortisation	3	758	721
		7,786	7,229
Operating Income		1,627	753
Nonoperating Income (Expense)			
Interest income		39	34
Income (loss) from investments in associates		13	(28)
Interest expense		(330)	(318)
Other income (expense), net	4	142	(195)
		(136)	(507)
Income Before Income Taxes		1,491	246
Income Tax Benefit, Net	5	4	2
Net Income		$ 1,495	$ 248
Earnings Per Share			
Basic	6	$ 7.97	$ 1.33
Diluted	6	$ 7.93	$ 1.32

The accompanying notes are an integral part of these financial statements.

These financial statements only present the Carnival plc consolidated Group IFRS Financial Statements and, accordingly, do not include the consolidated IFRS results of Carnival Corporation.

Within the DLC arrangement the most appropriate presentation of Carnival plc's results and financial position is considered to be by reference to the DLC Financial Statements.

CARNIVAL PLC
GROUP STATEMENTS OF COMPREHENSIVE INCOME
(in millions)

	Years Ended November 30,	
	2024	**2023**
Net Income	$ 1,495	$ 248
Other Comprehensive Income		
Items that will not be reclassified through the Statements of Income		
Remeasurements of post-employment benefit obligations	6	(16)
Items that may be reclassified through the Statements of Income		
Foreign currency translation	(75)	267
Net losses on cash flow hedges	—	(1)
	(76)	267
Other Comprehensive Income (Loss)	(70)	250
Total Comprehensive Income	$ 1,425	$ 498

The accompanying notes are an integral part of these financial statements.

These financial statements only present the Carnival plc consolidated Group IFRS Financial Statements and, accordingly, do not include the consolidated IFRS results of Carnival Corporation.

Within the DLC arrangement the most appropriate presentation of Carnival plc's results and financial position is considered to be by reference to the DLC Financial Statements.

CARNIVAL PLC
GROUP BALANCE SHEETS
(in millions)

	Notes	November 30, 2024	November 30, 2023
ASSETS			
Current Assets			
Cash and cash equivalents	7	$ 397	$ 1,363
Trade and other receivables, net	8	287	303
Inventories	9	223	241
Prepaid expenses and related		300	269
Amount owed from the Carnival Corporation group		417	—
Total current assets		1,623	2,176
Non-Current Assets			
Property and equipment, net	10	11,117	11,480
Right-of-use assets, net	11	500	623
Investments in associates	12	97	85
Emission allowances		69	—
Other assets	13	188	324
Total non-current assets		11,971	12,513
		$ 13,594	$ 14,689
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Current portion of long-term debt	14	$ 925	$ 1,040
Current portion of lease liabilities	11	131	134
Accounts payable		443	487
Accrued liabilities and related	15	720	622
Customer deposits	16	2,376	2,237
Amount owed to the Carnival Corporation group	24	—	2,659
Total current liabilities		4,595	7,178
Non-Current Liabilities			
Long-term debt	14	6,269	6,043
Long-term lease liabilities	11	408	518
Provisions	22	70	101
Other long-term liabilities	17	249	280
Total non-current liabilities		6,996	6,941
Shareholders' Equity			
Share capital	18	361	361
Share premium		1,143	1,143
Retained earnings		2,820	1,366
Other reserves		(2,320)	(2,300)
Total shareholders' equity		2,004	569
		$ 13,594	$ 14,689

The accompanying notes are an integral part of these financial statements. These financial statements only present the Carnival plc consolidated Group IFRS Financial Statements and, accordingly, do not include the consolidated IFRS results of Carnival Corporation.

The Carnival plc Group financial statements (registered number 04039524) were authorised for issue by the Boards of Directors on January 24, 2025 and signed on their behalf by

Micky Arison
Chair of the Boards of Directors
January 27, 2025

Josh Weinstein
President, Chief Executive Officer and Chief Climate Officer and Director
January 27, 2025

Within the DLC arrangement the most appropriate presentation of Carnival plc's results and financial position is considered to be by reference to the DLC Financial Statements.

CARNIVAL PLC
GROUP STATEMENTS OF CASH FLOWS
(in millions)

| | Notes | Years Ended November 30, | |
		2024	2023
OPERATING ACTIVITIES			
Income before income taxes		$ 1,491	$ 246
Adjustments to reconcile income before income taxes to net cash provided by (used in) operating activities			
Depreciation and amortisation	3	758	721
Impairment reversals	10	(260)	(1)
Share-based compensation	20	10	8
Interest expense, net		301	300
(Income) loss from investments in associates		(13)	28
Unrealized foreign currency exchange (gain) loss		(163)	167
Gain on sales of ships		(25)	(161)
Greenhouse gas regulatory expense		35	—
Other		41	35
		2,175	1,342
Changes in operating assets and liabilities			
Receivables		19	(106)
Inventories		6	(40)
Purchase of emission allowances		(71)	—
Prepaid expenses and other assets		(70)	266
Accounts payable		(17)	—
Accrued liabilities, other and provisions		24	54
Customer deposits		228	602
Cash provided by (used in) operations before interest, debt issuance costs and income taxes		2,293	2,118
Interest received		39	34
Interest paid		(302)	(238)
Debt issuance costs paid		(78)	(43)
Income tax benefit received (paid), net		(14)	(6)
Net cash provided by (used in) operating activities		1,939	1,866
INVESTING ACTIVITIES			
Purchases of property and equipment	3	(1,056)	(1,209)
Proceeds from sales of ships		40	117
Advances to Carnival Corporation group, net		(387)	—
Refunds of investments held in trust		108	126
Net cash provided by (used in) investing activities		(1,295)	(966)
FINANCING ACTIVITIES			
Payments (to)/from Carnival Corporation group, net		(1,908)	1,358
Principal repayments of long-term debt		(1,150)	(1,887)
Proceeds from issuance of long-term debt		1,581	830
Lease liabilities principal payments		(136)	(87)
Net cash provided by (used in) financing activities		(1,612)	214
Effect of exchange rate changes on cash and cash equivalents		2	(3)
Net increase (decrease) in cash and cash equivalents		(966)	1,112
Cash and cash equivalents at beginning of year		1,363	251
Cash and cash equivalents at end of year		$ 397	$ 1,363

The accompanying notes are an integral part of these financial statements. These financial statements only present the Carnival plc consolidated Group IFRS Financial Statements and, accordingly, do not include the consolidated IFRS results of Carnival Corporation.

Within the DLC arrangement the most appropriate presentation of Carnival plc's results and financial position is considered to be by reference to the DLC Financial Statements.

CARNIVAL PLC
GROUP STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in millions)

	Share capital	Share premium	Retained earnings	Translation reserve	Cash flow hedges	Treasury shares	Other reserves	Merger reserve	Total	Total shareholders' (deficit) equity
At November 30, 2022	$ 361	$ 143	$ 1,175	$ (2,526)	$ 22	$ (1,734)	$ 116	$ 1,503	$ (2,619)	$ (940)
Comprehensive income (loss)										
Net income	—	—	248	—	—	—	—	—	—	248
Foreign currency translation	—	—	—	267	—	—	—	—	267	267
Net (losses) gains on cash flow derivative hedges	—	—	—	—	(1)	—	—	—	(1)	(1)
Remeasurements of post-employment benefit obligations	—	—	(16)	—	—	—	—	—	—	(16)
Total comprehensive income (loss)	—	—	232	267	(1)	—	—	—	267	498
Issuance of ordinary share capital	—	1,000	—	—	—	—	—	—	—	1,000
Issuance of treasury shares for vested share-based awards	—	—	(41)	—	—	41	—	—	41	—
Other, net (a)	—	—	—	—	—	(1)	11	—	11	11
At November 30, 2023	361	1,143	1,366	(2,258)	21	(1,694)	128	1,503	(2,300)	569
Comprehensive income (loss)										
Net income	—	—	1,495	—	—	—	—	—	—	1,495
Foreign currency translation	—	—	—	(75)	—	—	—	—	(75)	(75)
Remeasurements of post-employment benefit obligations	—	—	6	—	—	—	—	—	—	6
Total comprehensive income (loss)	—	—	1,501	(75)	—	—	—	—	(76)	1,425
Issuance of treasury shares for vested share-based awards	—	—	(47)	—	—	47	—	—	47	—
Other, net (a)	—	—	—	—	—	—	9	—	9	9
At November 30, 2024	$ 361	$ 1,143	$ 2,820	$ (2,334)	$ 21	$ (1,647)	$ 137	$ 1,503	$ (2,320)	$ 2,004

(a)   Includes equity settled share-based payments.

The accompanying notes are an integral part of these financial statements. These financial statements only present the Carnival plc consolidated Group IFRS Financial Statements and, accordingly, do not include the consolidated IFRS results of Carnival Corporation.

Within the DLC arrangement the most appropriate presentation of Carnival plc's results and financial position is considered to be by reference to the DLC Financial Statements.

CARNIVAL PLC

NOTES TO GROUP FINANCIAL STATEMENTS

NOTE 1 — General

Description of Business

Carnival plc and its subsidiaries and associates are referred to collectively in these financial statements as the "Group," "our," "us" and "we." Carnival Corporation and Carnival plc, together with their consolidated subsidiaries, are referred to collectively in these financial statements as "Carnival Corporation & plc."

Carnival Corporation & plc is the largest global cruise company, and among the largest leisure travel companies, with a portfolio of world-class cruise lines — AIDA Cruises, Carnival Cruise Line, Costa Cruises, Cunard, Holland America Line, P&O Cruises (Australia), P&O Cruises (UK), Princess Cruises, and Seabourn.

In June 2024, we announced that we will sunset the P&O Cruises (Australia) brand and fold its Australia operations into Carnival Cruise Line in March 2025.

DLC Arrangement

Carnival Corporation and Carnival plc operate a dual listed company ("DLC") arrangement, whereby the businesses of Carnival Corporation and Carnival plc are combined through a number of contracts and provisions in Carnival Corporation's Articles of Incorporation and By-Laws and Carnival plc's Articles of Association. The two companies operate as a single economic enterprise with a single senior management team and identical Boards of Directors, but each has retained its separate legal identity. Carnival Corporation's shares of common stock are publicly traded on the New York Stock Exchange ("NYSE") and Carnival plc's ordinary shares are publicly traded on the London Stock Exchange. The Carnival plc American Depositary Shares are traded on the NYSE.

The constitutional documents of each company provide that, on most matters, the holders of the common equity of both companies effectively vote as a single body. The Equalization and Governance Agreement between Carnival Corporation and Carnival plc provides for the equalization of dividends and liquidation distributions based on an equalization ratio and contains provisions relating to the governance of the DLC arrangement. Because the equalization ratio is 1 to 1, one share of Carnival Corporation common stock and one Carnival plc ordinary share are generally entitled to the same distributions.

Under deeds of guarantee executed in connection with the DLC arrangement, as well as stand-alone guarantees executed since that time, each of Carnival Corporation and Carnival plc have effectively cross guaranteed all indebtedness and certain other monetary obligations of each other. Once the written demand is made, the holders of indebtedness or other obligations may immediately commence an action against the relevant guarantor.

Under the terms of the DLC arrangement, Carnival Corporation and Carnival plc are permitted to transfer assets between the companies, make loans to or investments in each other and otherwise enter into intercompany transactions. In addition, the cash flows and assets of one company are required to be used to pay the obligations of the other company, if necessary.

The Boards of Directors consider that, within the DLC arrangement, the most appropriate presentation of Carnival plc's results and financial position is by reference to the U.S. generally accepted accounting principles ("U.S. GAAP") DLC Financial Statements because all significant financial and operating decisions affecting the DLC companies are made on a joint basis to optimize the consolidated performance as a single economic entity. Accordingly, the DLC Financial Statements are provided to shareholders as supplementary information, which are included in the Carnival plc Annual Report, but do not form part of these Carnival plc financial statements.

NOTE 2 — Material Accounting Policies

Basis of Preparation

The Carnival plc Group financial statements are presented in U.S. dollars unless otherwise noted and are prepared on the historical cost basis, except for certain financial assets and liabilities. The financial statements of the Group have been prepared in accordance with UK-adopted International Accounting Standards

and with the requirements of the Companies Act 2006 as applicable to companies reporting under those standards. The financial statements have been prepared on a going concern basis. The Boards of Directors of the Group have a reasonable expectation that, on the basis of current financial projections, available borrowing facilities and based on our reassessment of principal and emerging risks, we are well positioned to meet our commitments and obligations, and will remain in operational existence for at least the next 12 months from the date of this report.

Basis of Consolidation

The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. All significant intra-Group balances and transactions are eliminated on consolidation. These financial statements are required to satisfy reporting requirements of the Companies Act 2006 and do not include the IFRS consolidated results and financial position of Carnival Corporation and its subsidiaries.

Significant Accounting Estimates, Assumptions and Judgements

The preparation of these financial statements in conformity with IFRS as adopted in the UK requires management to make judgements, estimates and assumptions that affect the application of policies and reported and disclosed amounts in these financial statements. These judgments, estimates and assumptions are based on management's best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements.

Climate change

In preparing these financial statements, management has considered the expected impacts of climate change and the steps necessary to achieve Carnival Corporation & plc's sustainability goals. Management has considered the expected impacts of climate change on a number of estimates within the financial statements, including:

- Estimates related to our future liquidity requirements and viability (refer to Item 5. Going Concern Confirmation and Viability Statement of the Strategic Report)
- Estimates of future cash flows used in the valuation of ships (refer to Note 10 — "Property and Equipment")
- Estimates related to the useful life and residual value of ships (refer to Note 10 — "Property and Equipment")

The following specific points were considered:

- Carnival Corporation & plc's ongoing newbuild program, which includes deliveries of larger-more efficient ships over the coming years, some of which may replace existing ships in its fleet, has been and will continue to be a factor in management's expected ability to achieve Carnival Corporation & plc's GHG intensity reduction goals
- Carnival Corporation & plc's ongoing investment in energy efficiency projects for its existing fleet
- The current status of recently enacted and various pending environmental regulations which will materially impact Carnival Corporation & plc's future cash flows. Refer to XVIII. Governmental Regulations on page 15 of the Strategic Report.

Significant Judgements and Estimates

Key judgements, estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. The significant accounting estimates are those with a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year. The significant estimates for the year ended 2024 were as follows:

Area	Significant Estimates	Reference (a)
Ship Residual Value	Determination of ship residual values	Note 10 — "Property and Equipment"
Valuation of ships	Net yields assumption, used in determination of recoverable value of one of our CGUs	Note 10 — "Property and Equipment"

(a) Further details, together with sensitivities for significant estimates, where appropriate and practicable, are included within the references in the table.

The significant judgement for the year ended 2024 was as follows:

Area	Significant Judgement	Reference (a)
State economic benefits recognition	Determination of recognition of benefit received	Note 22 — "Contingencies"

(a) Further details are included within the references in the table.

Cash and Cash Equivalents

Cash and cash equivalents include investments with maturities of three months or less at acquisition that are readily convertible to known amounts of cash, which are stated at cost and present insignificant risk of changes in value. Investments in money market funds are measured at fair value through profit or loss. Cash equivalents, including investments in money market funds, are held to meet short-term cash commitments.

Trade and Other Receivables

Although we generally require full payment from our customers prior to or concurrently with their cruise, we grant credit terms to a relatively small portion of our revenue source. We have receivables from credit card merchants and travel agents for cruise ticket purchases and onboard revenue which are included within trade and other receivables. These receivables represent contractual cash flows, and are measured at amortized cost and are less of allowances for expected credit losses. We apply the simplified approach and record lifetime expected credit losses for trade receivables. We have agreements with a number of credit card processors that transact customer deposits related to our cruise vacations. Certain of these agreements allow the credit card processors to request, under certain circumstances, that we provide a reserve fund in cash.

Inventories

Inventories consist substantially of food, beverages, hotel supplies, fuel and retail merchandise, which are all carried at the lower of cost or net realisable value. Cost is determined using the weighted-average or first-in, first-out methods and applied consistently between major categories of inventory.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and any impairment charges. We capitalize interest as part of the cost of capital projects incurred during construction. Depreciation is computed using the straight-line method over our estimated useful lives of the assets to a residual value, as a percentage of original cost, as follows:

	Years	Residual Values
Ships	30	15%
Ship improvements	3 – 30	0%
Buildings and improvements	10 – 40	0%
Computer hardware and software	2 – 12	0%
Transportation equipment and other	3 – 20	0%
Leasehold improvements, including port facilities	Shorter of the remaining lease term or related asset life (3 – 30)	0%

The cost of ships under construction includes progress payments for the construction of new ships, as well as design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items. Any liquidated damages received from shipyards are recorded as reductions to the cost basis of the ship.

We have a capital program for the improvement of our ships and for asset replacements to enhance the effectiveness and efficiency of our operations; to comply with, or exceed, all relevant legal and statutory requirements related to health, environment, safety, security and sustainability; and to gain strategic benefits or provide improved product innovations to our guests. We account for ship improvement costs, including

replacements of certain significant components and parts by capitalising those costs that add value to our ships and have a useful life greater than one year and depreciating those improvements over their estimated remaining useful life.

The costs of repairs and maintenance, including minor improvement costs and expenses incurred during dry-docks, are charged to expense as incurred and included in other operating expenses. These minor dry-dock expenses primarily represent maintenance activities that are incurred when a ship is taken out-of-service for scheduled maintenance.

In addition, specifically identified or estimated cost and accumulated depreciation of previously capitalized ship components are written-off upon retirement, which may result in a loss on disposal that is also included in other operating expenses.

Given the large size and complexity of our ships, ship accounting estimates require judgment and are inherently uncertain. We do not have cost segregation studies performed to specifically componentize our ships. In addition, since we do not separately componentize our ships, we do not identify and track depreciation of original ship components. Therefore, we typically have to estimate the net book value of components that are retired, based primarily upon their replacement cost, their age and their original estimated useful lives.

We have estimated our ships' useful lives at 30 years and residual values at 15% of our original ship cost. Our ships' useful life and residual value estimates take into consideration the estimated weighted-average useful lives of the ships' major component systems, such as hull, superstructure, main electric, engines and cabins. We also take into consideration the impact of technological changes, historical useful lives of similarly-built ships, long-term cruise and vacation market conditions and regulatory changes, including those related to the environment and climate change. We determine the residual value of our ships based on our long-term estimates of their resale value at the end of their useful lives to us but before the end of their physical and economic lives to others, historical resale values of our and other cruise ships as well as our expectations of the long-term viability of the secondary cruise ship market. We review estimated useful lives and residual values for reasonableness at the period end or whenever events or circumstances significantly change.

Occasionally we transfer ships from Carnival plc to Carnival Corporation. The group's accounting policy with regard to such transfers is that they take place at the higher of their net book value or fair value.

We review our ships for impairment whenever events or circumstances indicate that the carrying value of a ship may not be recoverable. The recoverable amount is considered to be the higher of value in use or fair value less costs of disposal. We evaluate ship asset impairments either at the individual ship level, when it is considered to be the lowest level for which identifiable cash inflows are largely independent of the cash inflows of other assets and liabilities, for example when we have plans to dispose of a ship, or at the cash generating unit ("CGU") (or cruise brand) level, when the cash inflows of a given ship are not considered to be largely independent of the cash flows of other assets and liabilities.

Where an assessment is performed at the individual ship level, the fair value is typically estimated based either on ship sales price negotiations and/or estimated sales prices from previous ship sales.

Where an assessment is performed at the CGU level, we compare the carrying amount of the net assets allocated to each CGU (inclusive of ships) with its recoverable amount. The estimated recoverable amount is the higher of the cruise brands' fair value less costs of disposal and its value in use. If the recoverable amount is greater than the cruise brand net asset carrying value, then the value of the assets is deemed recoverable. Judgement is required in estimating the recoverable amounts of our CGUs. Assessments are made at a CGU level as individual ships' cash flows are dependent both upon shore-based assets that support the operation of the ships and the itineraries each ship operates, which is determined based upon plans for ships in the CGU and for which we have the ability to change over time.

If estimated discounted future cash flows are less than the carrying value of a ship, an impairment charge is recognized to the extent its carrying value exceeds its estimated recoverable amount.

If, subsequent to impairment, there has been a change in the estimates used to determine our ships' recoverable amount, then the carrying amount of the ship may be increased by the reversal of the impairment. The reversal is limited to the carrying amount that would have been determined had no impairment loss been recognized for the ship in prior years. Determination of future cash flows and fair values of our cruise ships involves estimates and assumptions.

Leases

Substantially all of our leases for which we are the lessee are leases of ships, port facilities and real estate and are included within right-of-use assets, net, long-term lease liabilities and the current portion of lease liabilities in our Consolidated Balance Sheets. We determine if an arrangement is or contains a lease at the lease inception date by evaluating whether the arrangement conveys the right to use an identified asset and whether we obtain substantially all of the economic benefits from and have the ability to direct the use of the asset.

We have port facilities and real estate lease agreements with lease and non-lease components, and in such cases, we account for the components as a single lease component.

We do not recognize right-of-use assets and lease liabilities for any leases that have an initial term of twelve months or less and do not include an option to purchase the underlying asset. For some of our port facilities and real estate lease agreements, we have the option to extend our current lease term by 1 to 10 years. Generally, we do not include renewal options as a component of our present value calculation as we are not reasonably certain that we will exercise the options.

As our leases do not have a readily determinable implicit rate, we estimate the incremental borrowing rate ("IBR") to determine the present value of lease payments. We apply judgement in determining the IBR including considering the term of the lease, the currency in which the lease is denominated, and the impact of collateral and our credit risk on the rate.

Certain of our agreements stipulate potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

We depreciate our right-of-use assets on a straight-line basis over the shorter of the asset's useful life and the lease term. Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Contingencies

We are routinely involved in legal proceedings, claims, disputes, regulatory matters and governmental inspections or investigations arising in the ordinary course of or incidental to our business, including those noted below. While it is typically very difficult to determine the timing and ultimate outcome of these matters, we use our best judgement to determine the appropriate amounts to record in our consolidated financial statements. We accrue a liability and establish a provision when we believe a loss is probable and the amount of the loss can be reasonably estimated. In assessing probable losses, we make estimates of the amount of probable insurance recoveries, if any, which are recorded as assets where appropriate. Such accruals and reserves and the estimated timing of settlement are typically based on developments to date, historical claims experience, and actuarially determined estimates of liabilities. Given the inherent uncertainty related to the eventual outcome of these matters and potential insurance recoveries, it is possible that all or some of these matters may be resolved for amounts different from any provisions or disclosures that we may have made. In addition, as new information becomes available, we may need to reassess the amount of asset or liability that needs to be accrued related to our contingencies. Refer to Note 22 — "Contingencies" for additional information.

Investments in Associates

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. Interest in the net assets of such investments is included in investments in associates in the Consolidated Balance Sheets and our proportionate interest in their results is included in income (loss) from investments in associates in the Consolidated Statements of Income (Loss).

Debt and Debt Issuance Costs

Debt is recorded at initial fair value, which normally reflects the proceeds received by us, net of debt issuance costs. Debt is subsequently stated at amortized cost. Debt issuance costs, discounts and premiums are generally amortized to interest expense using the straight-line method, which approximates the effective interest method, over the term of the debt. Debt issuance costs related to a recognized debt liability are

presented in the Consolidated Balance Sheets as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. For our revolving facility, and those export credit facilities not yet drawn, the related debt issuance costs are deferred and recorded as an asset. Debt instruments are evaluated for the existence of features that require separation and accounting as a derivative. In our Consolidated Statements of Cash Flows, debt issuance costs paid to lenders related to a recognized debt liability are netted against the proceeds from the related long-term debt while debt issuance costs paid to third parties, or related to undrawn credit facilities, are presented separately within financing activities.

Derivatives and Other Financial Instruments

We have in the past and may in the future utilize derivative and non-derivative financial instruments, such as foreign currency forwards, options and swaps, foreign currency debt obligations and foreign currency cash balances, to manage our exposure to fluctuations in certain foreign currency exchange rates. We use interest rate swaps primarily to manage our interest rate exposure to achieve a desired proportion of fixed and floating rate debt. Our policy is to not use financial instruments for trading or other speculative purposes.

All derivatives are recorded at fair value. If a derivative is designated as a cash flow hedge, then the change in the fair value of the derivative is recognized as a component of other comprehensive income ("OCI") until the underlying hedged item is recognized in earnings or the forecasted transaction is no longer probable. If a derivative or a non-derivative financial instrument is designated as a hedge of our net investment in a foreign operation, then changes in the effective portion of the fair value of the financial instrument are recognized as a component of OCI to offset the change in the translated value of the designated portion of net investment being hedged until the investment is sold or substantially liquidated, while the impact attributable to components excluded from the assessment of hedge effectiveness is recorded in interest expense, on a systematic and rational basis. For derivatives that do not qualify for hedge accounting treatment, the change in fair value is recognized in earnings.

We classify the fair value of all our derivative contracts as either current or non-current, depending on the maturity date of the derivative contract. The cash flows from derivatives treated as cash flow hedges are classified in our Consolidated Statements of Cash Flows in the same category as the item being hedged.

Derivative valuations are based on observable inputs such as interest rates, forward currency exchange rates, credit spreads, maturity dates, volatilities, and cross currency basis spreads. We use the income approach to value derivatives for foreign currency options and forwards, interest rate swaps and cross currency swaps using observable market data for all significant inputs and standard valuation techniques to convert future amounts to a single present value amount, assuming that participants are motivated but not compelled to transact.

Emission Allowances

We became subject to the EU Emissions Trading System ("ETS") on January 1, 2024, which includes a three-year phase-in period. The ETS regulates emissions through a "cap and trade" principle, where a cap is set on the total amount of certain emissions that can be emitted and requires us to procure emission allowances for certain emissions inside EU waters (as defined in the ETS). Emission allowances are recorded at cost and are included in prepaid expenses and other or other assets. recognized at cost as non-current assets and included in emission allowances in our Consolidated Balance Sheets. Purchases of emission allowances are classified as operating activities in our Consolidated Statements of Cash Flows. Emission obligations are recognized as the emissions are generated and are included in accrued liabilities and related and other long-term liabilities. The funded portion of the emission obligations are measured at the carrying value of the emission allowances and the unfunded portion of emission obligations is measured at the fair value of emission allowances necessary to settle. We record expense for emissions in EU waters in fuel expense in the period incurred. Emission allowances and obligations are derecognized when surrendered based on the first-in, first-out method, and are non-cash activities.

Foreign Currency Translation and Transactions

The Carnival plc Group financial statements are presented in U.S. dollars. Each foreign entity determines its functional currency by reference to its primary economic environment. The Group's most significant foreign entities utilize the U.S. dollar, Euro, Sterling or the Australian dollar as their functional currencies. The Group translates the assets and liabilities of its foreign entities that have functional currencies other than the U.S. dollar at exchange rates in effect at the balance sheet date. Revenues and expenses of these foreign entities are translated at the average rate for the period. Equity is translated at historical rates and the resulting

foreign currency translation adjustments are included in the translation reserve, which is a separate component of other reserves within shareholders' equity. Therefore, the U.S. dollar value of the non-equity translated items in the Group's consolidated financial statements will fluctuate from period to period, depending on the changing value of the U.S. dollar versus these currencies.

The Group executes transactions in a number of different currencies. At the date that the transaction is recognized, each asset, liability, revenue, expense, gain or loss arising from the transaction is measured and recorded in the functional currency of the recording entity using the exchange rate in effect at that date. At each balance sheet date, recorded monetary balances denominated in a currency other than the functional currency are adjusted using the exchange rate at the balance sheet date, with gains or losses recorded in other income or other expense. The unrealized gains or losses on our long-term intercompany receivables and payables which are denominated in a non-functional currency and are not expected to be repaid in the foreseeable future are recorded in translation reserves.

Revenue and Expense Recognition

Guest cruise deposits and advance onboard purchases are initially included in customer deposits when received. Customer deposits are subsequently recognized as cruise revenues, together with revenues from onboard and other activities, and all associated direct costs and expenses of a voyage are recognized as cruise costs and expenses, upon completion of voyages with durations of ten nights or less and on a pro rata basis for voyages in excess of ten nights. The impact of recognizing these shorter duration cruise revenues and costs and expenses on a completed voyage basis versus on a pro rata basis is not material. Certain of our product offerings are bundled and we allocate the value of the bundled services and goods between passenger ticket revenues and onboard and related revenues based upon the estimated standalone selling prices of those goods and services. Guest cancellation fees, when applicable, are recognized in passenger ticket revenues at the time of cancellation.

Our sales to guests of air and other transportation to and from airports near the home ports of our ships are included in passenger ticket revenues, and the related costs of these services are included in transportation costs. The proceeds that we collect from the sales of third-party shore excursions are included in onboard and related revenues and the related costs are included in onboard and related costs. The amounts collected on behalf of our onboard concessionaires, net of the amounts remitted to them, are included in onboard and related revenues as concession revenues. All of these amounts are recognized on a completed voyage or pro rata basis as discussed above.

Revenues and expenses from our hotel and transportation operations, which are included in our Tour and Other segment, are recognized at the time the services are performed.

Customer Deposits

Our payment terms generally require an initial deposit to confirm a reservation, with the balance due prior to the voyage. Cash received from guests in advance of the cruise is recorded in customer deposits and in other long-term liabilities on our Consolidated Balance Sheets. These amounts include refundable deposits.

Contract Costs

We recognize incremental travel agent commissions and credit and debit card fees incurred as a result of obtaining the ticket contract as assets when paid prior to the start of a voyage. We record these amounts within prepaid expenses and related and subsequently recognize these amounts as commissions, transportation and related at the time of revenue recognition or at the time of voyage cancellation. We had incremental costs of obtaining contracts with customers recognized as assets of $82 million and $75 million as of November 30, 2024 and 2023.

Insurance

We maintain insurance under Carnival Corporation & plc's insurance programs to cover a number of risks including illness and injury to crew, guest injuries, pollution, other third-party claims in connection with our cruise activities, damage to hull and machinery for each of our ships, war risks, workers' compensation, directors' and officers' liability, property damage and general liability for shoreside third-party claims. We recognize insurance recoverables from third-party insurers for recorded losses at the time the recovery is virtually certain or upon settlement for amounts in excess of the recorded losses. All of our insurance policies are subject to coverage limits, exclusions and deductible levels.

Selling and Administrative Expenses

Selling expenses include a broad range of advertising, marketing and promotional expenses. Advertising is charged to expenses as incurred. Selling expenses totalled $395 million in 2024 and $377 million in 2023. Administrative expenses represent the costs of our shoreside support, reservations and other administrative functions, and include salaries and related benefits, professional fees and building occupancy costs, which are typically expensed as incurred.

Share-Based Compensation

We recognize compensation expense for all, equity settled, share-based compensation awards using the fair value method. For time-based share awards, we recognize compensation cost ratably using the straight-line attribution method over the expected vesting period or to the retirement eligibility date, if earlier than the vesting period. For performance-based share awards, we estimate compensation cost based on the probability of the performance condition being achieved and recognize expense ratably using the straight-line attribution method over the expected vesting period. If all or a portion of the performance condition is not expected to be met, the appropriate amount of previously recognized compensation expense is reversed and future compensation expense is adjusted accordingly. We account for forfeitures as they occur.

Earnings Per Share

Basic earnings per share is computed by dividing net income (loss) by the weighted-average number of shares outstanding during each period. Diluted earnings per share is computed by dividing net income by the weighted-average number of shares and common stock equivalents outstanding during each period.

Post-Employment Benefits

The Group operates both defined benefit and defined contribution plans. The net deficit or surplus for each defined benefit pension plan is calculated based on the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets. The calculation is performed by a qualified external actuary using the projected unit credit method. The discount rate is the yield at the balance sheet date on AA credit rated bonds or local equivalents that have maturity dates approximating the terms of the pension plans' obligations.

Actuarial gains and losses that arise in calculating the defined benefit pension plans' obligations are recognized in the period in which they arise directly in the Group's comprehensive income (loss).

The operating and financing costs of defined benefit pension plans are recognized in the Statements of Income (Loss); current service costs are spread systematically over the expected average remaining service lives of employees and financing costs are recognized in the periods within which they arise. To the extent that the benefits vest immediately, the expense is recognized immediately.

Defined contribution plan expenses are recognized in the period to which they relate. We contribute to these plans based on employee contributions, salary levels and length of service. The assets of these plans are held separately from the Group in independently administered funds.

Income Taxes

Deferred income taxes are provided using the balance sheet liability method. Deferred income tax assets are recognized to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. Deferred income taxes are measured at the average tax rates that are expected to apply in the periods in which the temporary differences are expected to reverse based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Current income taxes are the taxes payable on the taxable income for the year, applying current rates and any adjustments in respect of previous years.

Dividends

When applicable, dividend distributions are recognized in the period in which the dividends are declared because, under the DLC arrangement, the declaration of a dividend by the Boards of Directors of Carnival Corporation & plc establishes a liability for Carnival plc. If declared, Carnival plc dividends are declared in U.S. dollars and holders of Carnival plc American Depositary Shares receive a dividend payable in U.S. dollars.

Transactions with Carnival Corporation

Under the terms of the DLC arrangement, Carnival Corporation and Carnival plc are permitted to transfer assets between the companies, make loans to or investments in each other and otherwise enter into intercompany transactions. In addition, the cash flows and assets of one company are required to be used to pay the obligations of the other company, if necessary. Amounts owed between Carnival Corporation and Carnival plc do not have a stated maturity date, as the two companies operate as a single economic enterprise.

We present cash flows between Carnival Corporation and Carnival plc and their respective subsidiaries on a net basis as this presentation is most appropriate to reflect the nature of these underlying cash flows between Carnival Corporation and Carnival plc and their respective subsidiaries, being large amounts, with a high volume of transactions, and which are unsecured and repayable on demand (of a short-term nature). These cash flows are presented as either financing activities or investing activities in the Statement of Cash Flows based on whether they reflect a financing of Carnival plc from Carnival Corporation group (balance is a payable from Carnival plc) or an investing activity from Carnival plc to Carnival Corporation group (balance is a receivable to Carnival plc).

Accounting Pronouncements

The International Accounting Standards Board ("IASB") has issued amendments to the standard, IAS 1, *Presentation of Financial Statements — Classification of Liabilities as Current or Non-current*, providing a more general approach to the classification of liabilities based on the contractual agreements in place at the reporting date. These amendments are required to be adopted by us beginning December 1, 2024 and must be applied retrospectively. The adoption of this guidance will not have an impact on our consolidated financial statements.

The IASB has issued amendments to the standards, IAS 7, *Statement of Cash Flows* and IFRS 7, *Financial Instruments: Disclosures* titled *Supplier Finance Arrangements*. These amendments require that an entity disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity's liabilities and cash flows and the entity's exposure to liquidity risk. These amendments are required to be adopted by us beginning December 1, 2024. The adoption of this guidance will not have an impact on our consolidated financial statements.

The IASB has issued amendments to the standard, IAS 21, *The Effects of Changes in Foreign Exchange Rates* titled *Lack of Exchangeability*. These amendments specify how to assess whether a currency is exchangeable and how to determine the exchange rate when it is not. These amendments require that an entity disclose information that enables users of its financial statements to evaluate how currencies lacking exchangeability affect, or are expected to affect, the entity's financial performance, financial position, and cash flows. These amendments are required to be adopted by us beginning December 1, 2025. The adoption of this guidance will not have an impact on our consolidated financial statements.

The IASB has issued the following standards and amendments that have not been adopted in the UK:

- Amendments to IFRS 9, *Financial Instruments* and IFRS 7, *Financial Instruments: Disclosures — Amendments to the Classification and Measurement of Financial Instruments* (effective date January 1, 2026).
- IFRS 18, *Presentation and Disclosure in Financial Statements* (effective date January 1, 2027).
- IFRS 19, *Subsidiaries without Public Accountability: Disclosures* (effective date January 1, 2027).

We are currently evaluating the impact these will have on our consolidated financial statements and related disclosures.

NOTE 3 — Segment Information

As previously discussed, within the DLC arrangement the most appropriate presentation of Carnival plc's results and financial position is by reference to the DLC Financial Statements. The chief operating decision maker ("CODM"), who is the President, Chief Executive Officer and Chief Climate Officer of Carnival Corporation and Carnival plc assesses performance and makes decisions to allocate resources for Carnival Corporation & plc based upon review of the U.S. GAAP results across all of the segments. The operating segments within each of our reportable segments have been aggregated based on the similarity of their economic and other characteristics, including geographic guest sourcing. Carnival Corporation & plc has four reportable segments comprised of (1) North America and Australia cruise operations ("NAA"), (2) Europe cruise operations ("Europe"), (3) Cruise Support and (4) Tour and Other.

The Cruise Support segment includes Carnival Corporation & plc's portfolio of leading port destinations and exclusive islands as well as other services, all of which are operated for the benefit of its cruise brands. The Tour and Other segment represents the hotel and transportation operations of Holland America Princess Alaska Tours and other operations.

Selected information for the Carnival Corporation & plc segments and the reconciliation to the corresponding Carnival plc amounts as of and for the years ended November 30 was as follows:

(in millions)	Revenues	Operating expenses	Selling and administrative	Depreciation and amortisation	Operating income (loss)	Capital expenditures	Total assets
2024							
NAA	$ 16,802	$ 10,555	$ 1,952	$ 1,664	$ 2,631	$ 3,943	$ 30,892
Europe	7,710	4,734	961	676	1,340	270	15,042
Cruise Support	255	156	320	193	(414)	382	2,732
Tour and Other	255	193	19	24	18	32	390
Carnival Corporation & plc – U.S. GAAP	25,021	15,638	3,252	2,557	3,574	4,626	49,057
Carnival Corporation – U.S. GAAP (a)	(15,609)	(9,323)	(2,140)	(1,878)	(2,268)	(3,571)	(34,637)
Carnival plc – U.S. GAAP vs IFRS differences (b)	—	(387)	(12)	79	321	—	(825)
Carnival plc – IFRS	$ 9,413	$ 5,928	$ 1,100	$ 758	$ 1,627	$ 1,056	$ 13,594
2023							
NAA	$ 14,588	$ 9,587	$ 1,753	$ 1,495	$ 1,752	$ 1,932	$ 28,547
Europe	6,535	4,398	876	668	593	1,161	16,524
Cruise Support	206	127	294	184	(399)	179	3,667
Tour and Other	265	205	27	23	11	12	382
Carnival Corporation & plc – U.S. GAAP	21,593	14,317	2,950	2,370	1,956	3,284	49,120
Carnival Corporation – U.S. GAAP (a)	(13,612)	(8,667)	(1,939)	(1,674)	(1,332)	(2,075)	(33,348)
Carnival plc – U.S. GAAP vs IFRS differences (b)	—	(142)	(11)	24	129	—	(1,084)
Carnival plc – IFRS	$ 7,982	$ 5,508	$ 1,000	$ 721	$ 753	$ 1,209	$ 14,689

(a) Carnival Corporation consists primarily of cruise brands that do not form part of the Group; however, these brands are included in Carnival Corporation & plc and thus represent reconciling items.

(b) The U.S. GAAP vs IFRS accounting differences primarily relate to differences in the carrying value of ships and resulting depreciation expense, lease accounting and pension accounting.

Revenue by geographic areas, which are based on where our guests are sourced, were as follows:

(in millions)	Years Ended November 30,	
	2024	2023
Europe	$ 6,794	$ 5,878
North America	729	574
Australia	1,156	933
Other	734	597
	$ 9,413	$ 7,982

Substantially all of our long-lived assets consist of our ships and move between geographic areas. Segment information relating to liabilities is not reported to or used by the CODM in order to assess performance and allocate resources to a segment.

NOTE 4 — Other Income and Expense

(in millions)	2024		2023	
	Years Ended November 30,			
Realized and unrealized foreign currency exchange gains (losses), net	$	140	$	(164)
Loss on exit of investment in associates (a)		—		(21)
Other		1		(10)
Other income (expense), net	$	142	$	(195)

(a)   Refer to Note 12 — "Investments in Associates."

The fees payable to our Group's auditor for audit and other services was as follows:

(in millions)	2024		2023	
	Years Ended November 30,			
Fees payable to the company's auditor and their associates for the audit of the company's annual accounts	$	1	$	1
Fees payable to the company's auditor and their associates for other services to the group including the audit of the company's subsidiaries		1		1
Total audit fees	$	2	$	2

Non-audit service fees paid to the auditors relating to other services was $0.1 million in 2024 (immaterial in 2023).

NOTE 5 — Taxation

(in millions)	2024		2023	
	Years Ended November 30,			
Current taxes	$	(13)	$	(34)
Deferred taxes		17		36
Income tax benefit, net	$	4	$	2

Deferred income taxes are principally related to (1) differences between the book and tax methods of calculating depreciation expense in our Holland America Princess Alaska Tours business and other North America operations and (2) income tax benefit from releasing the valuation allowance against certain deferred income tax assets for US Federal and Alaska net operating losses.

The Group had gross deferred tax assets of $366 million at November 30, 2024 ($345 million at November 30, 2023) related to net operating losses and disallowed interest expense. Substantially all of these deferred tax assets were unrecognized and the majority do not expire.

Total income tax benefit (expense) is reconciled to income taxes calculated at the UK standard tax rate as follows:

(in millions)	2024		2023	
	Years Ended November 30,			
Income before income taxes	$	1,491	$	246
Notional tax expense at UK standard tax rate (25% in 2024 and 23% in 2023)		(373)		(57)
Effect of Italian and UK tonnage tax		372		61
Impact of different tax rates in foreign tax jurisdictions		7		(8)
Movement in deferred tax		(14)		20
Other		11		(14)
	$	4	$	2

A summary of our principal taxes and exemptions in the jurisdictions where our significant operations are located is as follows:

UK and Australian Income Tax

Cunard, P&O Cruises (UK) and P&O Cruises (Australia) are divisions of Carnival plc and have elected to enter the UK tonnage tax regime under a rolling ten-year term and, accordingly, reapply every year. Companies to which the tonnage tax regime applies pay corporation taxes on profits calculated by reference to the net tonnage of qualifying ships. UK corporation tax is not chargeable under the normal UK tax rules on these brands' relevant shipping income. Relevant shipping income includes income from the operation of qualifying ships and from shipping related activities.

For a company to be eligible for the regime, it must be subject to UK corporation tax and, among other matters, operate qualifying ships that are strategically and commercially managed in the UK. Companies within the UK tonnage tax regime are also subject to a seafarer training requirement.

Our UK non-shipping activities that do not qualify under the UK tonnage tax regime remain subject to normal UK corporation tax.

P&O Cruises (Australia) and all of the other cruise ships operated internationally by Carnival plc for the cruise segment of the Australian vacation region are exempt from Australian corporation tax by virtue of the UK/Australian income tax treaty.

Italian and German Income Tax

In December 2024, the European Commission formally approved the Italian tonnage tax rules for 10 years. In 2025, Costa and AIDA will elect to remain in the Italian tonnage tax regime through 2034. Companies to which the tonnage tax regime applies pay corporation taxes on shipping profits calculated by reference to the net tonnage of qualifying ships.

Our non-shipping activities that do not qualify under the Italian tonnage tax regime remain subject to normal Italian corporation tax.

Substantially all of AIDA's earnings are exempt from German income taxes by virtue of the Germany/Italy income tax treaty.

U.S. Income Tax

Our domestic U.S. operations, principally the hotel and transportation business of Holland America Princess Alaska Tours, are subject to federal and state income taxation in the U.S.

We believe that the U.S. source transportation income earned by Carnival plc and its subsidiaries qualifies for exemption from U.S. federal income tax under applicable bilateral U.S. income tax treaties.

Other

The Organization for Economic Co-operation and Development ("OECD") issued Model Rules for implementation of a 15% minimum tax for multinational enterprises as part of its initiative intended to address the tax challenges arising from globalization. Subject to certain requirements, the OECD Model Rules provide an exclusion for international shipping income. The implementation of these rules will affect Carnival plc and its subsidiaries beginning in fiscal 2025. We expect Carnival plc and its subsidiaries will be eligible for the international shipping income exclusion based on their current structure. We do not expect the application of these rules to have a material impact to Carnival plc and its subsidiaries.

We adopted the amendments to IAS 12 for the first time in the current year. The IASB amends the scope of IAS 12 to clarify that the Standard applies to income taxes arising from tax law enacted or substantively enacted to implement the Pillar Two model rules published by the OECD, including tax law that implements qualified domestic minimum top-up taxes described in those rules. The amendments introduce a temporary exception to the accounting requirements for deferred taxes in IAS 12, so that an entity would neither recognize nor disclose information about deferred tax assets and liabilities related to Pillar Two income taxes. We have applied this exception and the adoption of this guidance did not have a material impact on our consolidated financial statements.

We recognize income tax provisions for uncertain tax positions, based solely on their technical merits, and the most likely outcome to be sustained upon examination by the relevant tax authority. Based on all known

facts and circumstances and current tax law, we have accrued appropriate amounts for our uncertain income tax position liabilities and related accrued interest within our consolidated balance sheets, with the majority relating to the allocation of profits between tonnage tax and non-tonnage tax. All interest expense related to income tax liabilities is included in income tax expense.

In addition to or in place of income taxes, virtually all jurisdictions where our ships call impose taxes, fees and other charges based on guest counts, ship tonnage, passenger capacity or some other measure, and these taxes, fees and other charges are included in commissions, transportation and related costs and other operating expenses.

NOTE 6 — Earnings Per Share

	Years Ended November 30,	
(in millions, except per share data)	**2024**	**2023**
Net income for basic and diluted earnings per share	$ 1,495	$ 248
Weighted-average shares outstanding	187	187
Dilutive effect of equity awards	1	1
Diluted weighted-average shares outstanding	188	187
Basic earnings per share	$ 7.97	$ 1.33
Diluted earnings per share	$ 7.93	$ 1.32

NOTE 7 — Cash and Cash Equivalents

	November 30,	
(in millions)	**2024**	**2023**
Cash	$ 168	$ 987
Cash equivalents (a)	229	376
	$ 397	$ 1,363

(a) Comprised of money market funds.

Principally all material cash balances are held with financial institutions that are investment A grade rated or better.

NOTE 8 — Trade and Other Receivables

	November 30,	
(in millions)	**2024**	**2023**
Trade	$ 210	$ 224
VAT, income taxes and other	77	79
	$ 287	$ 303

The ageing of trade receivables was as follows:

	November 30,	
(in millions)	**2024**	**2023**
Current	$ 176	$ 187
1 to 30 days	19	24
31 days and thereafter	30	27
	225	238
Allowance for expected credit losses	(16)	(14)
	$ 210	$ 224

NOTE 9 — Inventories

(in millions)	November 30,			
	2024		**2023**	
Food, beverages and hotel supplies, net	$	117	$	133
Fuel		59		74
Other		47		35
	$	223	$	241

NOTE 10 — Property and Equipment

(in millions)	Ships and ship improvements		Other property and equipment		Total	
Cost						
At November 30, 2022	$	19,858	$	1,549	$	21,407
Exchange movements		1,071		45		1,116
Additions		1,130		77		1,207
Disposals		(4,666)		(61)		(4,727)
At November 30, 2023		17,392		1,611		19,003
Exchange movements		(497)		(27)		(524)
Additions		918		123		1,041
Disposals		(1,089)		(75)		(1,164)
At November 30, 2024	$	16,724	$	1,632	$	18,355
Accumulated depreciation						
At November 30, 2022	$	(6,991)	$	(947)	$	(7,938)
Exchange movements		(376)		(28)		(404)
Depreciation		(536)		(82)		(619)
Disposals		1,356		59		1,415
Impairment reversals		23		—		23
At November 30, 2023		(6,525)		(999)		(7,523)
Exchange movements		182		12		194
Depreciation		(522)		(88)		(610)
Disposals		370		71		441
Impairment reversals		260		—		260
At November 30, 2024	$	(6,234)	$	(1,004)	$	(7,238)
Net book value						
At November 30, 2023	$	10,868	$	612	$	11,480
At November 30, 2024	$	10,489	$	628	$	11,117

At November 30, 2024, the cost of assets under construction, which are included in the above table, totalled $218 million ($432 million at November 30, 2023).

Capitalized interest amounted to $9 million in 2024 ($15 million in 2023). The interest capitalisation rate is based on the weighted-average interest rates applicable to borrowings within the DLC during each period. During 2024 and 2023, the average capitalisation rate was 6.2%.

Ship Sales

During 2024, we completed the sale of one NAA segment ship, which represents a passenger-capacity reduction of 2,000 berths. We will continue to operate this ship under a bareboat charter agreement through February 2025.

Refer to Note 21 — "Related Party Transactions" for details of ship sales to the Carnival Corporation group.

Valuation of Ships

We review our long-lived assets for impairment whenever events or circumstances indicate potential impairment. In 2024, as a result of our decision to sunset the P&O Cruises (Australia) brand and sell two ships to Carnival Corporation, we recognized a full impairment reversal of $260 million. This was determined based on the agreed sales price of the ships to Carnival Corporation, which is in line with the expected recoverable amount based on their value in use.

Additionally, we determined an impairment trigger had occurred for one of our Europe segment CGUs. Accordingly, we performed an impairment assessment for the ships of this CGU and determined there was no impairment. In 2023, as a result of updated expectations relating to one of our European segment ships, we recognized an impairment reversal of $23 million.

Significant Estimate — Determination of ship residual values

We have estimated our ships' useful lives at 30 years and residual values at 15% of our original ship cost. Our ships' useful life and residual value estimates take into consideration the estimated weighted-average useful lives of the ships' major component systems, such as hull, superstructure, main electric, engines and cabins. We also take into consideration the impact of technological changes, historical useful lives of similarly-built ships, long-term cruise and vacation market conditions and regulatory changes, including those related to the environment and climate change. We determine the residual value of our ships based on our long-term estimates of their resale value at the end of their useful lives to us but before the end of their physical and economic lives to others, historical resale values of our and other cruise ships as well as our expectations of the long-term viability of the secondary cruise ship market. We review estimated useful lives and residual values for reasonableness at period end or whenever events or circumstances significantly change. During the pause of our guest cruise operations, we disposed of ships for amounts significantly below their book values. Management estimates that this trend will continue to normalize in the coming years.

The IMO's 2023 Strategy on Reduction of GHG Emissions from Ships ("IMO Strategy") strives to peak GHG emissions from international shipping as soon as possible and to reach net zero GHG emissions on a well-to-wake basis by or around 2050. The IMO Strategy includes checkpoints in 2030 and 2040 that seek reductions in the absolute GHG emissions from international shipping by at least 20% and 70%, respectively, compared to 2008. It also includes a target of a 40% reduction in CO_2 emissions intensity by 2030 compared to 2008. The EU has also proposed several regulations that will likely impact the cost of fossil fuels and has recently adopted the inclusion of maritime shipping in the ETS. We have established Climate Action Goals, which include a GHG intensity reduction goal of 20% by 2030 from the 2019 baseline and we are pursuing our aspiration of net zero emissions by 2050. Given a 30-year estimated useful life for our ships, our most recently delivered vessels' lives will extend beyond this 2050 date. To provide a path to net zero emissions, alternative low GHG emission fuels will be necessary for the maritime industry; however, there are significant supply challenges that must be resolved before viability is reached. We are closely monitoring technology developments and partnering with organizations on research and development to support our sustainability goals and aspirations. Our fleet's engines are capable of being modified for use with certain alternative fuels and we have completed tests on the use of marine biofuel blends on certain ships in our fleet. In addition, and in support of our Climate Action Goals, we invest in technologies, including the use of LNG powered cruise ships, the installation of Advanced Air Quality Systems on board our ships to aid in the reduction of sulfur emissions, the use of shore power, enabling ships to use shoreside electric power where available while in port and various other efficiency related upgrades intended to reduce our emissions. It is uncertain how proposed and possible future regulatory changes related to the environment and climate change and our aspiration of net zero emissions by 2050, may impact our ships' useful lives and residual values and the impact is dependent on future regulatory actions and technological advances. As of November 30, 2024, the Directors concluded that there were no changes in our ship useful lives and residual value estimates.

The Directors considered, if materially different conditions existed, or if there was a material change in the assumption of ship residual values, then depreciation expense, loss on retirement of ship components and net book value of ships would be materially different. The Directors concluded that ships' useful lives was not considered a significant estimate in 2024.

Our 2024 ship depreciation expense would have increased by approximately $78 million assuming management had estimated its ships to have no residual value.

Significant Estimate — Net yields assumption, used in determination of recoverable value of one of our CGUs

We have identified the net yields assumption (cruise revenues net of our most variable costs on a per ALBD basis) as a significant estimate used in the determination of the recoverable value of one of our Europe segment CGUs in 2024. Our discounted cash flow analysis estimated continued improvement in net yields on a per ALBD basis through 2026, which is consistent with our current booking patterns and with future years consistent with long-term inflation estimates. The determination of the fair value of our CGUs includes numerous estimates and underlying assumptions that are subject to various risks and uncertainties. We believe we have made reasonable estimates and judgements as part of our assessments.

We performed a quantitative sensitivity analysis as of November 30, 2024 to determine the effect of changes in the net yields assumption and modeled a 25% decrease in the expected improvement for each of 2025 and 2026. This sensitivity analysis resulted in no change to our conclusion that impairment was not indicated.

NOTE 11 — Leases

The balance sheet shows the following amounts:

		November 30,		
(in millions)		2024		2023
Right-of-use assets (a)				
Ships (b)	$	233	$	337
Port facilities		144		164
Real estate		105		105
Other		18		17
	$	500	$	623
Lease liabilities				
Current	$	131	$	134
Non-current		408		518
	$	539	$	652

(a) During 2024 and 2023, we obtained $21 million and $424 million of right-of-use assets in exchange for new and amended lease liabilities.

(b) During 2023, Carnival plc entered into sale and leaseback transactions for three ships with related parties. Refer to Note 21 — "Related Party Transactions" for additional details.

The Statements of Income include the following amounts:

		Year Ended November 30,		
(in millions)		2024		2023
Depreciation charge for right-of-use assets				
Ships (a)	$	105	$	62
Port facilities		23		22
Real estate		14		14
Other		2		2
	$	145	$	100
Interest expense	$	46	$	45
Short-term lease expense (b)	$	102	$	74
Variable lease expense not included in the measurement of lease liabilities	$	94	$	30
Gain arising from sale and leaseback transactions (a)	$	—	$	115

(a) During 2023, Carnival plc entered into sale and leaseback transactions for three ships with related parties. Refer to Note 21 — "Related Party Transactions" for additional details.

(b) Related to ships leased from Carnival Corporation and its subsidiaries

The cash outflow for leases was materially consistent with lease expense recognized during 2024 and 2023. Refer to Note 24 — "Supplemental Cash Flow Information" for more details.

Refer to Note 23 — "Fair Value Measurements and Derivative Instruments, Hedging Activities and Financial Risks" for Maturities of Lease Liabilities.

NOTE 12 — Investments in Associates

We have a 45% noncontrolling interest in the White Pass & Yukon Route ("White Pass") that includes port, railroad and retail operations in Skagway, Alaska. White Pass provided an immaterial amount of services to Carnival Corporation & plc in 2024 and 2023. As of November 30, 2024, our investment in White Pass was $58 million, consisting of $26 million in equity and a loan of $32 million. As of November 30, 2023, our investment in White Pass was $53 million, consisting of $21 million in equity and a loan of $32 million.

During 2023, we completed the exit of our noncontrolling interest in Adora Cruises Limited, formerly CSSC Carnival Cruise Shipping Limited, a China-based cruise company ("Adora Cruises"), and recognized losses on exit of $21 million within other income (expense).

In addition, the Group holds other immaterial investments in associates for a total carrying value of $38 million and $32 million as of November 30, 2024 and November 30, 2023 for a total investments in associates balance of $97 million and $85 million as of November 30, 2024 and November 30, 2023.

NOTE 13 — Other Assets

	November 30,	
(in millions)	**2024**	**2023**
Long-term deposits	$ —	108
VAT receivables	57	68
Debt issuance costs (a)	25	35
Post-employment benefits	9	11
Other long-term assets and other receivables	97	103
	$ 188	$ 324

(a) Debt issuance costs are for undrawn facilities.

NOTE 14 — Debt and Interest Expense

(in millions)	Maturity	Rate (a)	November 30, 2024	November 30, 2023
Unsecured Subsidiary Guaranteed				
Loans				
EUR floating rate (b) (c)	Apr 2025	EURIBOR + 3.3%	$ 211	$ 678
Export Credit Facilities				
Fixed rate	Dec 2032	2.7%	461	515
EUR floating rate	Mar 2025 – Nov 2034	EURIBOR + 0.2 – 0.7%	1,897	2,221
EUR fixed rate	Feb 2031 – Apr 2036	1.1 – 4.0%	4,347	3,323
Total Unsecured Subsidiary Guaranteed			6,915	6,737
Unsecured Notes (No Subsidiary Guarantee)				
EUR Notes	Oct 2029	1.0%	633	659
Total Unsecured Notes (No Subsidiary Guarantee)			633	659
Total Debt			7,548	7,396
Less: unamortized debt issuance costs and discounts			(355)	(322)
Plus: debt modification loss			—	8
Total Debt, net of unamortized debt issuance costs, discounts and debt modification loss			7,194	7,082
Less: current portion of long-term debt			(925)	(1,040)
Long-Term Debt, net of unamortized debt issuance costs, discounts and debt modification loss			$ 6,269	$ 6,043

(a)   The reference rates for all of our variable debt have 0.0% floors.

(b)   The maturity of the principal amount of $211 million was extended from April 2024 to April 2025.

(c)   During 2024, we prepaid the Euro floating rate loan due 2026.

As of November 30, 2024, the scheduled maturities of our debt are as follows:

(in millions) Year	Principal Payments
2025	$ 925
2026	703
2027	703
2028	703
2029	1,337
Thereafter	3,176
Total	$ 7,548

As of November 30, 2023, the scheduled maturities of our debt are as follows:

(in millions) Year	Principal Payments
2024	$ 1,035
2025	791
2026	688
2027	597
2028	597
Thereafter	3,688
Total	$ 7,396

Refer to Note 24 — "Supplemental Cash Flow Information" for movements in Debt.

Export Credit Facility Borrowings

During 2024, we borrowed $1.6 billion under export credit facilities due in semi-annual installments through 2036, ($830 million under export credit facilities due in semi-annual installments through 2035 in 2023). As of November 30, 2024, the net book value of the Carnival plc vessels subject to negative pledges was $4.0 billion.

Revolving Facility

As of November 30, 2024, Carnival Holdings (Bermuda) II Ltd ("Carnival Holdings II"), a subsidiary of Carnival Corporation, had $2.9 billion available for borrowing under Carnival Corporation & plc's Revolving Facility. Carnival Corporation & plc may continue to borrow or otherwise utilize available amounts under its Revolving Facility through August 2027, subject to the satisfaction of the conditions in the facility.

Borrowings under the Revolving Facility bear interest at a rate of term SOFR, in relation to any loan in U.S. dollars, EURIBOR, in relation to any loan in euros, or daily compounding SONIA, in relation to any loan in sterling, plus a margin based on the long-term credit ratings of Carnival Corporation. This facility also includes an emissions linked margin adjustment whereby, after the initial applicable margin is set per the margin pricing grid, the margin may be adjusted based on performance in achieving certain agreed annual GHG emissions goals. In addition, we are required to pay certain fees on the aggregate unused commitments under the Revolving Facility.

In connection with the Revolving Facility, Carnival plc sold one unencumbered vessel to Carnival Holdings II. The vessel continues to be operated under one of the Carnival plc brands. Carnival Holdings II does not guarantee our other outstanding debt. Refer to Note 21 "Related Party Transactions" for additional information.

Collateral Pool

The secured debt of Carnival Corporation & plc is secured on either a first or second-priority basis, depending on the instrument, by certain collateral of Carnival Corporation & plc, which includes vessels and certain assets related to those vessels and material intellectual property. The net book value of Carnival plc's vessels and certain assets related to those vessels which form part of the Carnival Corporation & plc collateral pool is $6.5 billion as of November 30, 2024.

Covenant Compliance

As of November 30, 2024, Carnival Corporation & plc's Revolving Facility, unsecured loans and export credit facilities contain certain covenants listed below:

- Maintain minimum interest coverage (adjusted EBITDA to consolidated net interest charges, as defined in the agreements) at a ratio of not less than 2.0 to 1.0 for each testing date occurring from November 30, 2024 until May 31, 2025, at a ratio of not less than 2.5 to 1.0 for the August 31, 2025 and November 30, 2025 testing dates, and at a ratio of not less than 3.0 to 1.0 for the February 28, 2026 testing date onwards and as applicable through their respective maturity dates
- For certain unsecured loans and export credit facilities, maintain minimum issued capital and consolidated reserves (as defined in the agreements) of $5.0 billion
- Limit its debt to capital (as defined in the agreements) percentage to a percentage not to exceed 65%
- Maintain minimum liquidity of $1.5 billion
- Adhere to certain restrictive covenants through August 2027 (subject to such covenants terminating if we reach an investment grade credit rating in accordance with the agreement governing the Revolving Facility)
- Limit the amounts of our secured assets as well as secured and other indebtedness

At November 30, 2024, Carnival Corporation & plc was in compliance with the applicable covenants under its debt agreements. Generally, if an event of default under any debt agreement occurs, then, pursuant to cross-default and/or cross-acceleration clauses therein, substantially all of its outstanding debt and derivative contract payables could become due, and its debt and derivative contracts could be terminated. Any financial covenant amendment may lead to increased costs, increased interest rates, additional restrictive covenants and other available lender protections that would be applicable.

Modifications

During 2024 and 2023, we recognized a gain on modification of debt of $4 million and $8 million as part of interest expense in the accompanying Group Statements of Income. Our interest expense is primarily related to our debt balance.

NOTE 15 — Accrued Liabilities and Related

	November 30,	
(in millions)	**2024**	**2023**
Compensation and benefits	$ 281	$ 202
Taxes	74	66
Interest	69	69
Port fees	56	55
Emission obligations	34	—
Other	207	231
	$ 720	$ 622

NOTE 16 — Customer Deposits

We had total customer deposits of $2.5 billion and $2.4 billion as of November 30, 2024 and 2023. During 2024 and 2023, we recognized revenues of $2.1 billion and $1.5 billion related to our customer deposits as of November 30, 2023 and 2022. Our customer deposits balance changes due to the seasonal nature of cash collections, which typically results from higher ticket prices and occupancy levels during the third quarter, the recognition of revenue, refunds of customer deposits and foreign currency changes.

NOTE 17 — Other Long-Term Liabilities

	November 30,	
(in millions)	**2024**	**2023**
Customer deposits	$ 162	$ 119
Income tax uncertainty reserve	20	74
Deferred income taxes	—	5
Post-employment benefits	21	31
Other long-term liabilities	47	51
	$ 249	$ 280

Refer to Note 5 — "Taxation" for additional details on deferred income taxes.

NOTE 18 — Share Capital and Reserves

	Number of Shares	**Share Capital**
(in millions)		
At November 30, 2022	217	$ 361
Ordinary shares issued and fully paid	—	—
At November 30, 2023	217	361
Ordinary shares issued and fully paid	—	—
At November 30, 2024	217	$ 361

There were 29.7 million shares held as treasury stock at November 30, 2024 (30.6 million shares were held as treasury stock at November 30, 2023).

At November 30, 2024 there were 11.7 million ordinary shares at $1.66 each of Carnival plc (12.4 million at November 30, 2023) authorized for future issuance under its employee equity settled incentive and benefit plans.

The Group merger reserve arose from the difference between the book value and the fair value of certain businesses sold to Carnival Corporation during 2004 as part of the DLC corporate restructuring, which was accounted for as a group reconstruction.

NOTE 19 — Post-Employment Benefits

Employee Benefit Plans

The Group is a contributing employer to three defined benefit pension plans: the P&O Princess Cruises (UK) Pension Scheme ("Company's UK Plan"), the multiemployer Merchant Navy Officers Pension Fund ("MNOPF") and the multiemployer Merchant Navy Ratings Pension Fund ("MNRPF"). The multiemployer plans are maintained for the benefit of the employees of the participating employers who make contributions to the plans. The risks of participating in these multiemployer plans are different from single-employer plans, including:

- Contributions made by employers, including us, may be used to provide benefits to employees of other participating employers
- If any of the participating employers were to withdraw from the multiemployer plans or fail to make their required contributions, any unfunded obligations would be the responsibility of the remaining participating employers

We are contractually obligated to make all required contributions as determined by the plans' trustees. All of our multiemployer plans are closed to new membership and future benefit accrual.

The defined benefit plans are formally valued triennially by external qualified actuaries as required by the applicable UK regulations.

The Company's UK Plan's assets are managed on behalf of the trustee by independent fund managers. The Company's UK Plan is closed to new membership and to future benefit accrual. Based on the most recent triennial valuation of the Company's UK Plan at March 31, 2022, it was determined that this plan was 100% funded. The escrow account previously required due to underfunding has now been released.

The MNOPF is a funded defined benefit multiemployer plan in which British officers employed by companies within the Group have participated and continue to participate. The MNOPF is divided into two sections, the "Old Section" and the "New Section", each of which covers a different group of participants.

The Old Section covers predecessor employers' officers employed prior to 1978 and is fully funded. In December 2012, the fund's trustee completed a buy-in of the Old Section liabilities with a third-party insurer, whereby the insurer will pay the officers' pension liabilities as they become due. Therefore, we have no further obligation to fund this Section.

The New Section is accounted for as a defined benefit plan. Based on the most recent triennial valuation of the New Section at March 31, 2024, it was determined that this plan was 100% funded.

The MNRPF is also a defined benefit multiemployer pension plan available to certain of P&O Cruises (UK)'s shipboard British personnel. Based on the most recent triennial valuation at March 31, 2023, it was determined that this plan was 85% funded and the deficits are to be recovered through funding contributions from participating employers. Our share of the deficit was confirmed as $3 million, which was paid in 2024.

The Group is aware of the UK High Court ruling in June 2023 in the case between Virgin Media Limited and NTL Pension Trustees II Limited which determined that certain historic amendments to defined pension scheme rules were void unless accompanied by actuarial confirmation. The legal ruling was subsequently upheld by the UK Court of Appeal in July 2024.

The Group, together with the trustee of each defined benefit pension plan, is in the process of assessing the impact of the ruling. In relation to the Company's UK Plan and MNRPF, we are considering the validity and impact of any rule amendments within the relevant period. In respect of the MNOPF, the trustees are continuing to review the outcome of the ruling and the wider implications for this plan. As of November 30, 2024, no adjustments have been made in connection with this ruling.

The recorded long-term assets (liabilities) on the Balance Sheets for the Company's UK Plan, the Group's share of the MNOPF New Section and the MNRPF and other post-employment benefit liabilities were as follows:

	November 30,	
(in millions)	2024	2023
Employee benefit plans' assets (deficits)	$ 9	$ 3
Other post-employment benefit liabilities	(21)	(23)
	$ (12)	$ (20)

The employee benefit plans' information provided below relates to the Company's UK Plan, the Group's share of the MNOPF New Section and the MNRPF.

The pension liabilities for accounting purposes were calculated by the Group's qualified external actuary. The principal assumptions used were as follows:

	Company's UK Plan (%)		MNOPF New Section (%)		MNRPF (%)	
	2024	2023	2024	2023	2024	2023
Discount rates	5.2	4.3	5.2	4.4	5.2	4.4
Expected rates of salary increases . .	2.9	2.9	n/a	n/a	n/a	n/a
Pension increases						
Deferment	2.9	2.9	2.9	2.9	2.9	2.9
Payment	2.8	2.8	3.1	3.1	3.1	3.1
Inflation	3.3	3.3	3.3	3.3	3.3	3.3

Assumptions regarding future mortality experience are set based on the Self-Administered Pension Schemes tables for the "base" mortality tables. The weighted-average life expectancy in years of a 65-year old pensioner on the balance sheet dates was as follows:

	November 30,	
	2024	2023
Male	21.0	21.0
Female	23.7	23.6

The weighted-average post-retirement life expectancy in years of a 45-year old future pensioner retiring at age 65 was as follows:

	November 30,	
	2024	2023
Male	22.3	22.3
Female	25.1	25.1

The amounts recognized in the Balance Sheets for these plans were determined as follows:

	November 30,	
(in millions)	2024	2023
Present value of obligations	$ (381)	$ (382)
Fair value of plans' assets	395	388
Net assets (liabilities) before restriction on assets	14	6
Restriction on assets	(5)	(3)
Net assets (liabilities) recognized in the Balance Sheets	$ 9	$ 3

The amounts recognized in the Statements of Income for these plans were as follows:

	November 30,	
(in millions)	2024	2023
Service cost	$ —	$ —
Interest cost on defined benefit obligation	19	17
Interest income on plans' assets	(19)	(18)
Net interest on defined benefit liability	—	(2)
Administrative expenses	3	2
Cost recognized in the Statements of Income	$ 3	$ 1

We do not expect to make contributions into the Company's UK Plan or the MNOPF Plan during 2025.

The weighted average duration of the defined benefit obligation of all employee benefit plans is 12 years. Estimated future benefit payments to be made during each of the next five fiscal years and in the aggregate during the succeeding five fiscal years for all employee benefit plans are as follows:

(in millions)	
2025	$ 23
2026	$ 24
2027	$ 24
2028	$ 24
2029	$ 25
2030 – 2034	$ 136

Analysis of the movements in the Balance Sheet assets (liabilities) for these plans was as follows:

	November 30,	
(in millions)	2024	2023
Net assets (liabilities) at December 1,	$ 3	$ 18
Expenses (see above)	(3)	(1)
Amounts recognized in the Statements of Comprehensive Income	6	(16)
Employer contributions	3	1
Exchange movements	—	1
Net assets (liabilities) at November 30,	$ 9	$ 3

The cumulative losses recognized in the Statements of Changes in Shareholders' Equity at November 30, 2024 for these plans were $16 million ($22 million at November 30, 2023).

Changes in the present value of defined benefit obligations for these plans were as follows:

	November 30,	
(in millions)	2024	2023
Present value of obligations at December 1,	$ (382)	$ (379)
Past service costs	—	—
Interest cost	(19)	(17)
Benefits paid	25	22
Administrative expenses	(3)	(2)
Gain (loss) due to experience	3	(3)
Gain (loss) due to changes in financial assumptions	1	35
Gain (loss) due to changes in demographic assumptions	1	7
Gain (loss) due to changes in share	(7)	(23)
Exchange movements	—	(22)
Present value of obligations at November 30,	$ (381)	$ (382)

The defined benefit plans expose the Group to actuarial risks, such as longevity risk, interest rate risk, inflation risk and market (investment) risk, including currency risk.

The sensitivity of the plans' liabilities to reasonable changes in certain key assumptions were as follows:

- 0.5% reduction in the discount rate results in an increase of $22 million
- 0.5% increase in inflation rate results in an increase of $11 million
- 1 year increase in life expectancy would result in an increase of $12 million

Changes in the fair value of these plans' assets were as follows:

	November 30,			
(in millions)	2024		2023	
Fair value of plans' assets at December 1,	$	388	$	412
Interest income on plans' assets		19		18
Return (loss) on plans' assets greater than discount rate		4		(69)
Employer contributions		3		1
Benefits paid		(25)		(22)
Administrative expenses		—		—
Gain (loss) due to a change in share		7		24
Exchange movements		(1)		24
Fair value of plans' assets at November 30,	$	395	$	388

The actual gains (losses) on these plans' assets in 2024 were $23 million (($51) million in 2023).

These plans' assets were comprised as follows:

	November 30,					
(in millions, except percentages)	2024			2023		
Equities	$	33	8%	$	36	9%
Corporate bonds		36	9%		45	12%
Liability matching investments		326	83%		307	79%
	$	395	100%	$	388	100%
Restriction on assets (a)		(5)			(3)	
	$	390		$	385	

(a) These assets are restricted in line with the trustee agreements of the two multiemployer schemes, with any gain not being a claimable benefit to participating employers.

Our net pension balance represents substantially all of our funded employee benefit plans.

Defined Contribution Plans

The Group has several defined contribution plans available to its employees. During 2024, the Group expensed $16 million ($14 million in 2023) for these plans.

NOTE 20 — Employees and Directors

The average number of our employees, which excludes shipboard employees who are on leave, was as follows:

	Years Ended November 30,	
	2024	2023
Shore employees	7,748	7,531
Shipboard employees	35,171	35,328
	42,919	42,859

The aggregate payroll and related expenses included in both cruise operating expenses and selling and administrative expenses were as follows:

	Years Ended November 30,	
(in millions)	2024	2023
Salaries, wages and benefits	$ 1,316	$ 1,241
Social security and payroll taxes	80	73
Post-employment benefits	24	21
Share-based compensation	10	8
	$ 1,430	$ 1,342

Carnival Corporation & Carnival plc operate as if they are a single economic enterprise with a single senior executive management team and identical Boards of Directors ("Key Management"). These individuals have the responsibility and authority for controlling, directing and planning Carnival Corporation and Carnival plc's activities. Except for some share-based compensation and some fees for UK-based services, the majority of Key Management's remuneration was borne by other companies within the DLC and is included in the consolidated financial statements of Carnival Corporation & plc. No recharge is made to the Group and given our structure, it is not possible to make an accurate apportionment in respect of the emoluments directly attributable to the Group. Details of the Group's Directors' remuneration and share-based compensation are disclosed in the Carnival plc Directors' Remuneration Report and any relevant transactions are given in the "Related Person Transactions" section. Additional disclosures of related party transactions are discussed in Note 1 — "General, DLC Arrangement" and Note 21 — "Related Party Transactions." The aggregate compensation for our Key Management includes amounts paid by both Carnival Corporation and Carnival plc and was as follows:

	Years Ended November 30,	
(in millions)	2024	2023
Fees	$ 1	$ 1
Non-equity incentive plan compensation	37	9
Salaries and benefits	6	6
Total short-term employment benefits	44	17
Share-based compensation	16	18
	$ 60	$ 35

Equity Plans

We issue our share-based compensation awards, which at November 30, 2024 included time-based share awards (restricted stock awards and restricted stock units) and performance-based share awards (restricted stock units) (collectively "equity awards") under the Carnival plc stock plan. Equity awards are principally granted to management level employees and members of our Boards of Directors. The plan is administered by a committee of independent directors (the "Committee") that determines which employees are eligible to participate, the monetary value or number of shares for which equity awards are to be granted and the amounts that may be exercised or sold within a specified term. We had an aggregate of 2.7 million shares available for future grant at November 30, 2024. We fulfill our equity award obligations using shares purchased in the open market or with unissued or treasury shares. Our equity awards generally vest over a three-year period, subject to earlier vesting under certain conditions.

The Group granted 1,281,333 equity awards at a weighted-average price of £11.08 in 2024 (1,630,913 equity awards at a weighted-average price of £7.10 in 2023).

NOTE 21 — Related Party Transactions

During 2024, we sold one ship to Carnival Corporation, which represented a passenger-capacity reduction of 4,240 berths, for $699 million. During 2023, we sold three ships to subsidiaries of Carnival Corporation which were subsequently leased back to Carnival plc and one ship to Carnival Corporation, which in total represents a passenger-capacity reduction of 18,330 berths for total sales proceeds of $3.4 billion. The amounts owed from the Carnival Corporation group in connection with these non-cash transactions reduced the payable owed by Carnival plc to the Carnival Corporation group. All amounts owed to/from the Carnival Corporation group are unsecured and repayable on demand.

During 2023, Carnival Corporation purchased one ordinary share of Carnival plc for $1 billion, which is non-voting while it is owned by Carnival Corporation. This is a non-cash transaction where the amount owed from Carnival Corporation was offset against the amount owed by Carnival plc to the Carnival Corporation group. All amounts owed to the Carnival Corporation group are unsecured, repayable on demand and considered short-term in nature.

During 2024 and 2023, Holland America Line and Princess Cruises purchased land tours from us totalling $149 million and $134 million. In addition, during 2024 and 2023 we sold pre- and post-cruise vacations, shore excursions and transportation services to the Carnival Corporation group.

During 2024 and 2023, the Group had lease-related expenses of $205 million and $104 million, in respect of the ships leased from Carnival Holdings (Bermuda) Limited and Carnival Holdings (Bermuda) II Limited.

During 2024 and 2023, the Group had ship charter and management agreements with Princess Cruises and Carnival Cruise Line for ships operating in Australia and Asia. The total charter and management expenses, relating to these agreements were $417 million and $312 million in 2024 and 2023.

During 2024, the Group continued to provide a guarantee to the Merchant Navy Officers Pension Fund for certain employees who have transferred from Carnival plc to a subsidiary of Carnival Corporation.

Carnival Corporation and its subsidiary, Carnival Investments Limited owned 42.9 million or 19.7% at November 30, 2024 and 2023 of Carnival plc's ordinary shares, which are non-voting while they are owned by Carnival Corporation and its subsidiary.

Within the DLC arrangement, there are instances where the Group provides services to Carnival Corporation and also where Carnival Corporation provides services to the Group. Additional disclosures of related party transactions are discussed in Note 1 — "General, DLC Arrangement."

NOTE 22 — Contingencies

Provisions

The Group's provisions include estimated liabilities for crew, guest and other third-party claims. The liabilities associated with crew illnesses and crew and guest injury claims, including all legal costs, are estimated based on the specific merits of the individual claims or actuarially estimated based on historical claims experience, loss development factors and other assumptions.

The changes in our provisions were as follows:

(in millions)	Claims Reserves
At November 30, 2023	$ 137
Additional provisions	37
Paid losses	(21)
Reversals	(47)
Exchange movements	(2)
Changes in the discounted amount	(1)
At November 30, 2024	$ 101

| *(in millions)* | November 30, | |
	2024	**2023**
Provisions		
Current	$ 32	36
Non-current	70	101
	$ 101	$ 137

Litigation

We are routinely involved in legal proceedings, claims, disputes, regulatory matters and governmental inspections or investigations arising in the ordinary course of or incidental to our business. We have insurance coverage for certain of these claims and actions, or any settlement of these claims and actions, and historically the maximum amount of our liability, net of any insurance recoverables, has been limited to our self-insurance retention levels.

We record provisions in the financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated.

Legal proceedings and government investigations are subject to inherent uncertainties, and unfavorable rulings or other events could occur. Unfavorable resolutions could involve substantial monetary damages. In addition, in matters for which conduct remedies are sought, unfavorable resolutions could include an injunction or other order prohibiting us from selling one or more products at all or in particular ways, precluding particular business practices or requiring other remedies. An unfavorable outcome might result in a material adverse impact on our business, results of operations, financial position or liquidity.

As of November 30, 2024, two purported class actions brought against us by former guests in the Federal Court in Australia and in Italy remain pending, as previously disclosed. These actions include claims based on a variety of theories, including negligence, gross negligence and failure to warn, physical injuries and severe emotional distress associated with being exposed to and/or contracting COVID-19 onboard our ships. On October 24, 2023, the court in the Australian matter held that we were liable for negligence and for breach of consumer protection warranties as it relates to the lead plaintiff. The court ruled that the lead plaintiff was not entitled to any pain and suffering or emotional distress damages on the negligence claim and awarded medical costs. In relation to the consumer protection warranties claim, the court found that distress and disappointment damages amounted to no more than the refund already provided to guests and therefore made no further award. Further proceedings will determine the applicability of this ruling to the remaining class participants. We continue to take actions to defend against the above claims. We believe the ultimate outcome of these matters will not have a material impact on our consolidated financial statements.

Regulatory or Governmental Inquiries and Investigations

We have been, and may continue to be, impacted by breaches in data security and lapses in data privacy, which occur from time to time. These can vary in scope and range from inadvertent events to malicious motivated attacks.

We have incurred legal and other costs in connection with cyber incidents that have impacted us. The penalties and settlements paid in connection with cyber incidents over the last three years were not material. While these incidents did not have a material adverse effect on our business, results of operations, financial position or liquidity, no assurances can be given about the future and we may be subject to future attacks, incidents or litigation that could have such a material adverse effect.

On March 14, 2022, the U.S. Department of Justice and the U.S. Environmental Protection Agency notified Carnival Corporation & plc of potential civil penalties and injunctive relief for alleged Clean Water Act violations by owned and operated vessels covered by the 2013 Vessel General Permit. We are working with these agencies to reach a resolution of this matter. We believe the ultimate outcome will not have a material impact on our consolidated financial statements.

Significant Judgement — Determination of recognition of certain state economic benefits

Under the European Union Treaty, certain economic benefits that are provided under Italian law are subject to approval on a periodic basis by the European Commission, with the most recent approval granted through December 31, 2023. One of our subsidiaries continues to receive and recognize these benefits. The

Italian Government has requested approval for these benefits to continue to be applied after December 31, 2023. The timing of the European Commission's decision is uncertain and could take more than a year. If the European Commission were to deny a portion or all of the benefits, the Italian Government may be required to retroactively disallow these benefits and seek reimbursement from us which would result in a reversal of the recognition of such benefits, which depending on the timing of resolution, could have a material impact on our consolidated financial statements.

The Directors assessed the likelihood the European Commission would continue to approve these benefits. Based on their judgements, the Directors considered it was appropriate to recognize such benefits in 2024.

Other Contingent Obligations

Some of the debt contracts we enter into include indemnification provisions obligating us to make payments to the counterparty if certain events occur. These contingencies generally relate to changes in taxes or changes in laws which increase the lender's costs. There are no stated or notional amounts included in the indemnification clauses, and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses.

Refer to Note 2 — "Material Accounting Policies" for additional information on contingencies and insurance.

Financial Guarantee Contracts

Under deeds of guarantee executed in connection with the DLC arrangement, as well as stand-alone guarantees executed since that time, each of Carnival Corporation and Carnival plc have effectively cross guaranteed all indebtedness and certain other monetary obligations of each other. As of November 30, 2024 or 2023 the cross guarantees within the DLC arrangement are not expected to result in any credit loss.

NOTE 23 — Fair Value Measurements and Derivative Instruments, Hedging Activities and Financial Risks

Classes and Categories of Financial Instruments

The Group has following classes of financial assets: cash and cash equivalents, trade receivables, amount owed from the Carnival Corporation group and other long-term receivables. The Group has the following classes of financial liabilities: debt, lease liabilities, amount owed to the Carnival Corporation group, trade payables and accruals. For the carrying amounts refer to respective notes.

Substantially all financial assets and liabilities are carried at amortized cost, except for investments in money market funds which are presented at fair value. The fair values of our financial assets and financial liabilities approximate their book values with exception of debt as described below.

Fair Value Measurements

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and is measured using inputs in one of the following three categories:

- Level 1 measurements are based on unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation of these items does not entail a significant amount of judgement.
- Level 2 measurements are based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active or market data other than quoted prices that are observable for the assets or liabilities
- Level 3 measurements are based on unobservable data that are supported by little or no market activity and are significant to the fair value of the assets or liabilities

Considerable judgement may be required in interpreting market data used to develop the estimates of fair value. Accordingly, certain estimates of fair value presented herein are not necessarily indicative of the amounts that could be realized in a current or future market exchange.

All of the financial assets and liabilities measured at fair value are classified as level 2 using the fair value hierarchy, except for money market funds, which are classified as level 1.

Financial Instruments that are not Measured at Fair Value

(in millions)	November 30, 2024 Carrying Value	November 30, 2024 Fair Value	November 30, 2023 Carrying Value	November 30, 2023 Fair Value
Liabilities				
Fixed rate debt (a)	$ 5,440	$ 4,984	$ 4,497	$ 3,406
Floating rate debt (a)	2,108	2,029	2,899	2,541
Total	7,548	7,013	7,396	5,947
Less: unamortized debt issuance costs and discounts	(355)		(322)	
Plus: debt modification loss	—		8	
Total Debt	$ 7,194		$ 7,082	

(a) The debt amounts above are categorized as Level 2. The fair values of our publicly-traded notes were based on their unadjusted quoted market prices in markets that are not sufficiently active. The fair values of our other debt were estimated based on current market interest rates being applied to this debt.

Financial Risks

Carnival Corporation & plc manages its financial risks on a consolidated basis. The Group's activities expose it to a variety of financial risks such as fuel price risks, foreign currency exchange rate risk, interest rate risk, credit risk and liquidity risk.

The annual financial statements should be read in conjunction with the DLC Financial Statements, which are included in the Carnival plc Annual Report, but do not form part of these Carnival plc financial statements.

Fuel Price Risks

We manage our exposure to fuel price risk by managing our consumption of fuel. Substantially all of our exposure to market risk for changes in fuel prices relates to the consumption of fuel on our ships. We manage fuel consumption through fleet optimization, energy efficiency, itinerary efficiency, and new technologies and alternative fuels.

Foreign Currency Exchange Rate Risks

Overall Strategy

We manage our exposure to fluctuations in foreign currency exchange rates through our normal operating and financing activities, including netting certain exposures to take advantage of any natural offsets and, when considered appropriate, through the use of derivative and non-derivative financial instruments. Our primary focus is to monitor our exposure to, and manage, the economic foreign currency exchange risks faced by our operations and realized if we exchange one currency for another. We consider hedging certain of our ship commitments and net investments in foreign operations. The financial impacts of our hedging instruments, when used, generally offset the changes in the underlying exposures being hedged.

Operational Currency Risks

Our operations primarily utilize the U.S. dollar, Euro, Sterling or the Australian dollar as their functional currencies. Our operations also have revenue and expenses denominated in non-functional currencies. Movements in foreign currency exchange rates affect our consolidated financial statements.

Investment Currency Risks

We consider our investments in foreign operations to be denominated in stable currencies and of a long-term nature. We have euro-denominated debt which provides an economic offset for our operations with euro functional currency. In addition, we have in the past and may in the future utilize derivative financial instruments, such as cross currency swaps, to manage our exposure to investment currency risks.

The exchange rates for each of our major currencies were as follows:

	November 30, 2024	2024 average exchange rate	November 30, 2023	2023 average exchange rate
USD to 1:				
AUD	$ 0.65	$ 0.66	$ 0.66	$ 0.66
CAD	$ 0.71	$ 0.73	$ 0.74	$ 0.74
EUR	$ 1.06	$ 1.09	$ 1.10	$ 1.08
GBP	$ 1.27	$ 1.28	$ 1.27	$ 1.24

If the November 30, 2023 currency exchange rates had been used to translate our November 30, 2024 non-U.S. dollar functional currency operations' assets and liabilities (instead of the November 30, 2024 U.S. dollar exchange rates), our total assets would have been higher by $367 million and our total liabilities would have been higher by $294 million.

In addition, based on a 10% change in the U.S. dollar to Euro, Sterling and the Australian dollar exchange rates at November 30, 2024, which are the functional currencies we translate into our U.S. dollar reporting currency, we estimate our 2024 cumulative translation adjustment would have changed by $485 million.

Newbuild Currency Risks

Our shipbuilding contracts are typically denominated in euros. At November 30, 2024, we have no ship commitments.

The cost of shipbuilding orders that we may place in the future that are denominated in a different currency than our cruise brands' functional currency will be affected by foreign currency exchange rate fluctuations. These foreign currency exchange rate fluctuations may affect our decision to order new cruise ships. We have in the past and may in the future utilize derivative financial instruments, such as foreign currency derivatives, to manage our exposure to newbuild currency risks. Our decisions to hedge non-functional currency ship commitments for our cruise brands are made on a case-by-case basis, considering the amount and duration of the exposure, market volatility, economic trends, our overall expected net cash flows by currency and other offsetting risks.

Interest Rate Risks

We manage our exposure to fluctuations in interest rates through our debt portfolio management and investment strategies. We evaluate our debt portfolio to determine whether to make periodic adjustments to the mix of fixed and floating rate debt through the use of interest rate swaps and the issuance of new debt. The composition of our debt, after the effect of interest rate swaps, was as follows:

	November 30,	
	2024	2023
Fixed rate	6%	7%
EUR fixed rate	66%	54%
EUR floating rate	28%	39%

The interest rate profiles and maturities of financial assets at November 30, 2024 solely relate to cash and cash equivalents of $397 million in the year 2025. The interest rate profiles and maturities of financial assets at November 30, 2023 solely relate to cash and cash equivalents of $1.4 billion in the year 2024.

Refer to Note 14 — "Debt and Interest Expense" for debt interest rate profiles and maturities at November 30, 2024 and November 30, 2023.

We have fixed and floating rate debt and, at times, use interest rate swaps to manage our interest rate exposure in order to achieve a desired proportion of fixed and floating rate debt. Based upon a 100 basis point change in the market interest rates, our annual interest expense on floating rate debt, including the effect of our interest rate swaps, will change by approximately $21 million.

Concentrations of Credit Risk

As part of our ongoing control procedures, we monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. We seek to manage these credit

risk exposures, including counterparty nonperformance primarily associated with our cash and cash equivalents, investments, notes receivables, reserve funds related to customer deposits (when required), future financing facilities, contingent obligations, derivative instruments, insurance contracts and new ship progress payment guarantees, by:

- Conducting business with well-established financial institutions, insurance companies and export credit agencies
- Diversifying our counterparties
- Having guidelines regarding credit ratings and investment maturities that we follow to help safeguard liquidity and minimise risk
- Generally requiring collateral and/or guarantees to support notes receivable on significant asset sales and new ship progress payments to shipyards

We also monitor the creditworthiness of travel agencies and tour operators in Australia and Europe and credit and debit card providers to which we extend credit in the normal course of our business. Our credit exposure also includes contingent obligations related to cash payments received directly by travel agents and tour operators for cash collected by them on cruise sales in Australia and most of Europe where we are obligated to honor our guests' cruise payments made by them to their travel agents and tour operators regardless of whether we have received these payments.

Concentrations of credit risk associated with trade receivables and other receivables, charter-hire agreements and contingent obligations are not considered to be material, principally due to the large number of unrelated accounts, the nature of these contingent obligations and their short maturities. Normally, we have not required collateral or other security to support normal credit sales and have not experienced significant credit losses.

Capital Management

Carnival Corporation and Carnival plc operate a DLC arrangement. The two companies operate as a single economic enterprise. Under deeds of guarantee executed in connection with the DLC arrangement, as well as stand-alone guarantees executed since that time, each of Carnival Corporation and Carnival plc have effectively cross guaranteed all indebtedness and certain other monetary obligations of each other.

Under the terms of the DLC arrangement, Carnival Corporation and Carnival plc are permitted to transfer assets between the companies, make loans to or investments in each other and otherwise enter into intercompany transactions. In addition, the cash flows and assets of one company are required to be used to pay the obligations of the other company, if necessary. Accordingly, capital is managed at the Carnival Corporation & plc level. Within the DLC arrangement the most appropriate presentation of Carnival plc's results and financial position is considered to be by reference to the DLC Financial Statements.

The net debt to capital percentage of the Carnival plc Group was calculated as follows:

	November 30,	
(in millions)	**2024**	**2023**
Total debt	$ 7,194	$ 7,082
Cash and cash equivalents	(397)	(1,363)
Net debt	6,797	5,719
Shareholders' equity	2,004	569
Total capital	$ 8,800	$ 6,288
Net debt to capital percentage	77%	91%

Liquidity Risks

Typically, Carnival Corporation & plc debt financing agreements allow for either Carnival Corporation or Carnival plc to draw under the facilities, with the non-borrowing entity as guarantor.

Carnival Corporation & plc had $4.2 billion of liquidity and has an additional $7.8 billion of undrawn export credit facilities to fund ship deliveries. Carnival Corporation & plc has a substantial debt balance incurred during the pause in guest cruise operations and requires a significant amount of liquidity or cash provided by operating activities to service its debt. Carnival Corporation & plc will continue to pursue various

opportunities to repay portions of our existing indebtedness and refinance future debt maturities to extend maturity dates and reduce interest expense.

The unfunded export credit facilities are subject to the same covenants as disclosed in Note 14 — "Debt and Interest Expense."

The summary of the maturity profiles of the financial liabilities at November 30, 2024 and 2023 were as follows:

(in millions)	2025	2026	2027	2028	2029	There-after	Total
November 30, 2024							
Debt including future interest (a)	$ 1,100	$ 840	$ 823	$ 809	$ 1,428	$ 3,383	$ 8,383
Trade payables, accrued liabilities and related	808	—	—	—	—	—	808
Lease liabilities	167	127	126	86	37	114	658
Provisions and other long-term liabilities	—	35	29	31	24	36	154
At November 30, 2024	$ 2,076	$ 1,002	$ 978	$ 926	$ 1,489	$ 3,533	$ 10,004

(in millions)	2024	2025	2026	2027	2028	There-after	Total
November 30, 2023							
Debt including future interest (a)	$ 1,242	$ 943	$ 805	$ 698	$ 686	$ 3,917	$ 8,291
Trade payables, accrued liabilities and other	1,109	—	—	—	—	—	1,109
Lease liabilities	176	163	120	119	76	142	795
Provisions and other long-term liabilities	—	91	19	25	30	86	250
At November 30, 2023	$ 2,527	$ 1,196	$ 943	$ 842	$ 793	$ 4,145	$ 10,445

(a) Refer to Note 14 — "Debt and Interest Expense."

Under the terms of the DLC arrangement, Carnival Corporation and Carnival plc are permitted to transfer assets between the companies, make loans to or investments in each other and otherwise enter into intercompany transactions. In addition, the cash flows and assets of one company are required to be used to pay the obligations of the other company, if necessary. Amounts owed between Carnival Corporation and Carnival plc do not have a stated maturity date, as the two companies operate as a single economic enterprise and are therefore not included in the above table. Refer to Note 1 — "General, DLC Arrangement" for additional information.

NOTE 24 — Supplemental Cash Flow Information

Reconciliation of Liabilities Arising from Financing Activities

(in millions)	November 30, 2023	Financing Cash Flows Receipts/ (Payments)	Exchange Movements	Other Movements	November 30, 2024
Debt (a)	$ 7,396	$ 431 (b)	$ (279)	$ —	$ 7,548
Amount owed to the Carnival Corporation group	$ 2,659	$ (1,908)	$ (52)	$ (699) (c)	$ —
Lease Liabilities	$ 652	$ (136)	$ (3)	$ 25 (d)	$ 539

(a) Refer to Note 14 — "Debt and Interest Expense."

(b) Issuances and repayments of long-term debt.

(c) Includes non-cash settlement for ship sale to Carnival Corporation

(d) Includes additions, terminations and remeasurements of lease liabilities.

(in millions)	November 30, 2022	Financing Cash Flows Receipts/ (Payments)	Exchange Movements	Other Movements	November 30, 2023
Debt (a)	$ 7,985	(1,057) (b) $	468	$ —	$ 7,396
Amount owed to the Carnival Corporation group	$ 5,624 $	1,358 $	83 $	(4,406) (c) $	2,659
Lease Liabilities	$ 289 $	(87) $	30 $	421 (d) $	652

(a) Refer to Note 14 — "Debt and Interest Expense."

(b) Issuances and repayments of long-term debt.

(c) Includes non-cash settlements for ship sales and Carnival Corporation's purchase of one ordinary share of Carnival plc.

(d) Includes additions, terminations and remeasurements of lease liabilities.

Non-cash purchases of property and equipment included in accrued liabilities and other was $104 million in 2024.

CARNIVAL PLC
PARENT COMPANY BALANCE SHEETS
(in millions)

	Notes	November 30, 2024	November 30, 2023
ASSETS			
Current Assets			
Cash and cash equivalents	2	$ 228	$ 1,188
Trade and other receivables, net	3	92	81
Inventories		82	103
Prepaid expenses and related		157	165
Receivable from subsidiaries		1,122	—
Amount owed from the Carnival Corporation group		405	—
Total current assets		2,085	1,538
Non-Current Assets			
Property and equipment, net	4	3,258	2,435
Right-of-use assets	5	429	555
Investments in associates		58	53
Emission allowances		24	—
Other assets	6	73	202
Receivables from subsidiaries		—	31
Loans owed from subsidiaries		71	1,231
Investments in subsidiaries	7	5,797	7,217
Total non-current assets		9,710	11,723
		$ 11,796	$ 13,262
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Current portion of long-term debt		$ 925	$ 852
Current portion of lease liabilities	5	120	123
Accounts payable		168	197
Accrued liabilities and related	8	325	271
Customer deposits	9	1,428	1,325
Amount owed to the Carnival Corporation group		—	2,695
Total current liabilities		2,967	5,463
Non-Current Liabilities			
Long-term debt		6,269	5,767
Long-term lease liabilities	5	353	468
Provisions		34	60
Other long-term liabilities	10	122	128
Total non-current liabilities		6,779	6,422
Shareholders' Equity			
Share capital	11	361	361
Share premium		1,143	1,143
Retained earnings		2,097	1,661
Other reserves		(1,551)	(1,788)
Total shareholders' equity		2,050	1,376
		$ 11,796	$ 13,262

Net income (loss) for the Carnival plc Parent Company was $477 million in 2024 and ($185) million in 2023.

The accompanying notes are an integral part of the Carnival plc Parent Company financial statements.

The Carnival plc Parent Company financial statements (registered number 04039524) were authorized for issue by the Boards of Directors on January 24, 2025 and signed on their behalf by

Micky Arison
Chair of the Boards of Directors
January 27, 2025

Josh Weinstein
President, Chief Executive Officer and Chief Climate Officer and Director
January 27, 2025

CARNIVAL PLC
PARENT COMPANY STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in millions)

	Share capital	Share premium	Retained earnings	Reserves: Translation reserve	Cash flow hedges	Treasury shares	Other reserves	Merger reserve	Total	Total shareholders' equity
At November 30, 2022	$ 361	$ 143	$ 1,903	$ (211)	$ 22	$ (1,734)	$ 117	$ 36	$ (1,769)	$ 637
Comprehensive income (loss)										
Net income (loss)	—	—	(185)	—	—	—	—	—	—	(185)
Foreign currency translation	—	—	—	(69)	—	—	—	—	(69)	(69)
Net (losses) on cash flow derivative hedges	—	—	—	—	(1)	—	—	—	(1)	(1)
Remeasurements of post-employment benefit obligations	—	—	(16)	—	—	—	—	—	—	(16)
Total comprehensive income (loss)	—	—	(201)	(69)	(1)	—	—	—	(70)	(271)
Issue of Ordinary Share Capital	—	1,000	—	—	—	—	—	—	—	1,000
Issuance of treasury shares for vested share-based awards	—	—	(41)	—	—	41	—	—	41	—
Other, net	—	—	—	—	—	(1)	11	—	10	10
At November 30, 2023	361	1,143	1,661	(279)	21	(1,694)	128	36	(1,788)	1,376
Comprehensive income (loss)										
Net income (loss)	—	—	477	—	—	—	—	—	—	477
Foreign currency translation	—	—	—	182	—	—	—	—	182	182
Remeasurements of post-employment benefit obligations	—	—	6	—	—	—	—	—	—	6
Total comprehensive income (loss)	—	—	483	182	—	—	—	—	182	665
Issuance of treasury shares for vested share-based awards	—	—	(47)	—	—	47	—	—	47	—
Other, net	—	—	—	—	—	—	9	—	9	9
At November 30, 2024	$ 361	$ 1,143	$ 2,097	$ (98)	$ 21	$ (1,647)	$ 137	$ 36	$ (1,551)	$ 2,050

The accompanying notes are an integral part of the Parent Company financial statements.

CARNIVAL PLC
NOTES TO PARENT COMPANY FINANCIAL STATEMENTS

NOTE 1 — Material Accounting Policies

Basis of Preparation

Carnival plc was incorporated in England and Wales in 2000 and is domiciled in the UK with its headquarters located at Carnival House, 100 Harbour Parade, Southampton, Hampshire, SO15 1ST, UK (registration number 04039524). The Parent Company is a public limited company which is listed on the London Stock Exchange. In addition, the Parent Company's shares are traded on the New York Stock Exchange in the form of American Depository Shares (ADSs). The Parent Company's financial statements are presented in U.S. dollars unless otherwise noted. They are prepared on a going concern basis under the historical cost convention, except for certain financial assets and liabilities (including derivative instruments) that are stated at fair value.

These financial statements were prepared in accordance with Financial Reporting Standard 101 Reduced Disclosure Framework ("FRS 101"). In preparing these financial statements, the Parent Company applies the recognition, measurement and disclosure requirements of international accounting standards in conformity with the requirements of the Companies Act 2006 ("UK-adopted IFRSs"), but makes amendments where necessary in order to comply with Companies Act 2006 and has set out below where FRS 101 disclosure exemptions have been taken.

Under section 408 of the Companies Act 2006 the Parent Company is exempt from the requirement to present its own profit and loss account. The Parent Company is included in the consolidated Group financial statements of Carnival plc. In accordance with FRS 101, the following exemptions from the requirements of IFRS have been applied in the preparation of these financial statements:

- Cash Flow Statement and related notes
- Certain disclosures regarding leases
- Comparative period reconciliations for share capital, property and equipment and intangible assets
- Disclosures in respect of transactions with wholly owned subsidiaries
- Disclosures in respect of capital management
- The effects of new but not yet effective IFRSs
- Disclosures in respect of the compensation of Key Management Personnel

As the consolidated Group financial statements include the equivalent disclosures, the Parent Company has also taken the exemptions available under FRS 101 in respect of the following disclosures:

- IFRS 2 *Share Based Payments* in respect of group settled share-based payments
- Certain disclosures required by IFRS 13 *Fair Value Measurement*, and the disclosures required by IFRS 7 *Financial Instrument Disclosures*

Unless otherwise stated, the accounting policies set out below have been applied consistently to all periods presented in these financial statements.

Significant Accounting Estimates, Assumptions and Judgements

The preparation of these financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported and disclosed amounts in these financial statements. These judgments, estimates and assumptions are based on management's best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements.

Significant Judgements and Estimates

Key judgements, estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. For significant estimates and significant judgements as defined under IAS 1 made during the year, please refer to Note 2 — "Material Accounting Policies" in the Carnival plc Group financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include investments with maturities of three months or less at acquisition that are readily convertible to known amounts of cash, which are stated at cost and present insignificant risk of changes in value. Investments in money market funds are measured at fair value through profit or loss. Cash equivalents, including investments in money market funds, are held to meet short-term cash commitments.

Trade and Other Receivables

Although we generally require full payment from our customers prior to or concurrently with their cruise, we grant credit terms to a relatively small portion of our revenue source. We have receivables from credit card merchants and travel agents for cruise ticket purchases and onboard revenue which are included within trade and other receivables. We also have receivables from subsidiaries. These receivables represent contractual cash flows, and are measured at amortized cost and are less of allowances for expected credit losses. We apply the simplified approach and record lifetime expected credit losses for trade receivables. We have agreements with a number of credit card processors that transact customer deposits related to our cruise vacations. Certain of these agreements allow the credit card processors to request, under certain circumstances, that we provide a reserve fund in cash.

Transactions with Carnival Corporation

Under the terms of the DLC arrangement, Carnival Corporation and Carnival plc are permitted to transfer assets between the companies, make loans to or investments in each other and otherwise enter into intercompany transactions. In addition, the cash flows and assets of one company are required to be used to pay the obligations of the other company, if necessary. Amounts owed between Carnival Corporation and Carnival plc do not have a stated maturity date, as the two companies operate as a single economic enterprise.

Loans Owed from Subsidiaries

Loans owed from subsidiaries are measured at amortized cost, net and are less allowances for expected credit losses. We apply the general approach and record 12-month expected credit losses, which are not material, because there was no significant increase in credit risk since initial recognition.

Property and Equipment

The Parent Company's property and equipment accounting policies are the same as Carnival plc Group's. Refer to Note 2 — "Material Accounting Policies" in the Carnival plc Group financial statements.

Leases

The Parent Company's lease accounting policies are the same as Carnival plc Group's. Refer to Note 2 — "Material Accounting Policies" in the Carnival plc Group financial statements.

Debt and Debt Issuance Costs

The Parent Company's debt and debt issuance costs accounting policies are the same as Carnival plc Group's. Refer to Note 2 — "Material Accounting Policies" in the Carnival plc Group financial statements.

Investments in Subsidiaries

Investments in subsidiaries are stated at cost, less any provision for impairment. Judgement is required in assessing whether the Parent Company's investment carrying values are impaired. We review our long-lived assets for impairment whenever events or circumstances indicate potential impairment. In determining the recoverable amount of investments in subsidiaries, we first consider if the investment balance exceeds the net asset value of the subsidiary and if it does, we determine the recoverable amount by assessing the higher of the fair value less cost to sell of the investment and its value in use. We perform a fair value assessment of the subsidiary using discounted cash flows and applying a terminal growth rate.

Investments in Associates

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. Interest in the net assets of such investments is included in investments in associates in the Balance Sheets.

Inventories

Inventories consist substantially of food, beverages, hotel supplies, fuel and retail merchandise, which are all carried at the lower of cost or net realisable value. Cost is determined using the weighted-average or first-in, first-out methods and applied consistently between major categories of inventory.

Emission Allowances

The Parent Company's emission allowances accounting policies are the same as Carnival plc Group's. Refer to Note 2 — "Material Accounting Policies" in the Carnival plc Group financial statements.

Foreign Currency Translation and Transactions

The Parent Company's financial statements are presented in U.S. dollars. The Parent Company is comprised of a number of foreign operations which utilize the U.S. dollar, Euro, Sterling or the Australian dollar as their functional currencies. Each foreign operation determines its functional currency by reference to its primary economic environment. The Parent Company translates the assets and liabilities of its foreign operations that have functional currencies other than the U.S. dollar at exchange rates in effect at the balance sheet date. Revenues and expenses of these foreign operations are translated at the average rate for the period. Equity is translated at historical rates and the resulting foreign currency translation adjustments are included in the translation reserve, which is a separate component of other reserves within shareholders' equity. Therefore, the U.S. dollar value of the non-equity translated items in the Parent Company's financial statements will fluctuate from period to period, depending on the changing value of the U.S. dollar versus these currencies.

The Parent Company executes transactions in a number of different currencies. At the date that the transaction is recognized, each asset, liability, revenue, expense, gain or loss arising from the transaction is measured and recorded in the functional currency of the recording entity using the exchange rate in effect at that date. At each balance sheet date, recorded monetary balances denominated in a currency other than the functional currency are adjusted using the exchange rate at the balance sheet date, with gains or losses recorded in other income or other expense. The unrealized gains or losses on our long-term intercompany receivables and payables which are denominated in a non-functional currency and are not expected to be repaid in the foreseeable future are recorded in translation reserves.

Contingencies

The Parent Company's contingencies accounting policies are the same as Carnival plc Group's. Refer to Note 2 — "Material Accounting Policies" in the Carnival plc Group financial statements.

Under deeds of guarantee executed in connection with the DLC arrangement, as well as stand-alone guarantees executed since that time, each of Carnival Corporation and Carnival plc have effectively cross guaranteed all indebtedness and certain other monetary obligations of each other. The carrying value of cross guarantees within the DLC arrangement, which are measured at the higher of expected credit loss and the amount originally recognized less any income or amortization recognized, were not significant at November 30, 2024 or 2023.

Customer Deposits

Our payment terms generally require an initial deposit to confirm a reservation, with the balance due prior to the voyage. Cash received from guests in advance of the cruise is recorded in customer deposits and in other long-term liabilities on our Balance Sheets. These amounts include refundable deposits.

Contract Costs

We recognize incremental travel agent commissions and credit and debit card fees incurred as a result of obtaining the ticket contract as assets when paid prior to the start of a voyage. We record these amounts within prepaid expenses and related and subsequently recognize these amounts as commissions, transportation and related at the time of revenue recognition or at the time of voyage cancellation. We had incremental costs of obtaining contracts with customers recognized as assets of $58 million and $52 million as of November 30, 2024 and 2023.

NOTE 2 — Cash and Cash Equivalents

(in millions)	November 30, 2024		November 30, 2023	
Cash	$	42	$	860
Cash equivalents (a)		186		328
	$	228	$	1,188

(a) Comprised of money market funds.

Substantially all material cash balances are held with financial institutions that are investment A grade rated or better. Refer to Note 1 — "General" in the Carnival plc Group financial statements for additional information regarding the cross guarantees within the DLC arrangement.

NOTE 3 — Trade and Other Receivables

(in millions)	November 30, 2024		November 30, 2023	
Trade	$	69	$	58
VAT, income taxes and other		22		24
	$	92	$	81

NOTE 4 — Property and Equipment

(in millions)	Ships and ship improvements		Other property and equipment		Total	
Cost						
At November 30, 2023	$	4,537	$	205	$	4,743
Exchange movements		(4)		(3)		(7)
Additions		769		43		811
Disposals		(233)		(11)		(244)
At November 30, 2024	$	5,069	$	234	$	5,303
Accumulated depreciation						
At November 30, 2023	$	(2,185)	$	(123)	$	(2,308)
Exchange movements		8		(2)		6
Depreciation		(198)		(29)		(227)
Disposals		218		6		224
Impairment reversals		260		—		260
At November 30, 2024	$	(1,897)	$	(148)	$	(2,045)
Net book value						
At November 30, 2023	$	2,353	$	82	$	2,435
At November 30, 2024	$	3,172	$	86	$	3,258

Refer to Note 10 — "Property and Equipment" in the Carnival plc Group financial statements for ship sales and impairment reversals during the year.

NOTE 5 — Leases

The balance sheet shows the following amounts:

(in millions)	November 30,	
	2024	**2023**
Right-of-use assets (a)		
Ships (b)	$ 233	$ 337
Port facilities	131	147
Real estate	55	61
Other	10	10
	$ 429	$ 555
Lease liabilities		
Current	$ 120	$ 123
Non-current	353	468
	$ 473	$ 591

(a) During 2024 and 2023, we obtained $6 million and $412 million of right-of-use assets in exchange for new and amended lease liabilities.

(b) During 2023, Carnival plc entered into sale and leaseback transactions for three ships with related parties. Refer to Note 21 — "Related Party Transactions" in the Carnival plc Group financial statements for additional details.

During 2024, short-term lease expense was $102 million and variable lease expense was $75 million.

As of November 30, 2024, maturities of lease liabilities (contractual undiscounted cash flows) were as follows:

(in millions)	
2025	$ 155
2026	113
2027	113
2028	74
2029	33
Thereafter	95
Total lease payments	$ 582

As of November 30, 2023, maturities of lease liabilities (contractual undiscounted cash flows) were as follows:

(in millions)	
2024	$ 163
2025	151
2026	109
2027	108
2028	69
Thereafter	123
Total lease payments	$ 723

NOTE 6 — Other Assets

(in millions)	November 30,	
	2024	**2023**
Long-term deposits	$ —	$ 108
Debt issuance costs (a)	25	35
Post-employment benefits (b)	9	11
Other long-term assets and other receivables	40	49
	$ 73	$ 202

(a) Debt issuance costs are for undrawn facilities.

(b) All assets and obligations of Carnival plc Group's pension plans are held by the Parent Company. As a result, the balances for Group and Parent Company are the same. Refer to Note 19 — "Post-Employment Benefits" in the Carnival plc Group financial statements for additional information on the UK post-employment plans and the principal risks and assumptions applicable.

NOTE 7 — Investments in Subsidiaries

(in millions)	November 30,	
	2024	**2023**
At December 1	$ 7,217	$ 7,013
Additions	5	224
Impairments	(23)	(20)
Returns of investments	(1,401)	—
At November 30	$ 5,797	$ 7,217

At November 30, 2024 and 2023, the Parent Company's principal operating subsidiary was Costa Crociere S.p.A. ("Costa Crociere"), which owns and operates the Costa and AIDA cruise brands. During the year, the Parent Company recorded $1.4 billion as return of investment from Costa Crociere and $48 million as return of investment from another subsidiary.

The Parent Company's direct and indirect undertakings, whose ownership interest is through ordinary shares, including the UK subsidiaries exempt from the requirement to prepare individual audited accounts or individual accounts at November 30, 2024 were as follows:

Companies (Countries of Incorporation)	Ownership Interest	UK Companies House Registration Number	Address of Companies' Registered Office
United Kingdom			
Carnival (UK) Limited (b)	100%	03141044	3rd Floor, 1 Ashley Road, Altrincham, Cheshire, WA14 2DT
Carnival Port Holdings Limited (b)	100%	11523367	Carnival House, 100 Harbour Parade, Southampton, Hampshire, SO15 1ST
Carnival Technical Services (UK) Limited (b)	100%	10613960	Carnival House, 100 Harbour Parade, Southampton, Hampshire, SO15 1ST
Costa Cruise Lines UK Limited (a) (c)	99.9%	02482631	Carnival House, 100 Harbour Parade, Southampton, Hampshire, SO15 1ST
P&O Princess American Holdings (a)	100%	01453164	3rd Floor, 1 Ashley Road, Altrincham, Cheshire, WA14 2DT
P&O Princess Cruises International Limited (a)	100%	03902746	3rd Floor, 1 Ashley Road, Altrincham, Cheshire, WA14 2DT
SeaVacations Limited (a)	100%	03681272	Carnival House, 100 Harbour Parade, Southampton, Hampshire, SO15 1ST
SeaVacations UK Limited (b) (c)	100%	03633566	Carnival House, 100 Harbour Parade, Southampton, Hampshire, SO15 1ST
Argentina			
Costa Cruceros S.A. (c)	99.9%		Avenida Corrientes, 327, Piso 10º, Buenos Aires
Bermuda			
Fleet Maritime Services (Bermuda) Limited	100%		3rd Floor, Par-La-Ville Place, 14 Par-La-Ville Road, Hamilton
Fleet Maritime Services Holdings (Bermuda) Limited	100%		3rd Floor, Par-La-Ville Place, 14 Par-La-Ville Road, Hamilton
Fleet Maritime Services International Limited	100%		3rd Floor, Par-La-Ville Place, 14 Par-La-Ville Road, Hamilton
Brazil			
Costa Cruzeiros Agencia Maritima e Turismo Ltda. (c)	99.9%		Av. Paulista, 460, 9º – 10º andar, Bela Vista, São Paulo, SP 01310.100
Ibero Cruzeiros Ltda. (c)	99.9%		Av. Paulista, 460, 9º – 10º andar, Bela Vista, São Paulo, SP 01310.100
Canada			
Westmark Hotels of Canada, Ltd. (c)	100%		2900-550 Burrard Street, Vancouver, British Columbia, V6C0A3

Companies (Countries of Incorporation)	Ownership Interest	UK Companies House Registration Number	Address of Companies' Registered Office
China			
Carnival Corporation Hong Kong Limited	100%		Unit 1207, The Gateway Tower 1, Harbour City, Kowloon, Hong Kong
Costa Cruises Shipping Services (Shanghai) Company Limited (c)	99.9%		Room 276, No 58 Wu Hua Road, Hongkou District, Shanghai
Costa Cruises Travel Agency (Shanghai) Co., Ltd. (c)	99.9%		Room 712, Floor 7, No 710 Siping Road, Hongkou District, Shanghai
Global Shipping Service (Shanghai) Co., Ltd.	100%		Room 3601L, No. 9, Lane 360 Feihong Road, Hongkou District, Shanghai
World Leading Cruise Management (Shanghai) Co., Ltd. (c)	99.5%		Room 1501-36, No. 8, Lane 803, Shuang Cheng Road, Baoshan District, Shanghai
Curacao			
Cruise Ships Catering & Services International N.V. (c)	99.9%		Kaya Flamboyan 9, Willemstad
Milestone N.V. (c)	99.9%		Kaya Flamboyan 9, Willemstad
Prestige Cruises N.V. (c)	99.9%		Kaya Flamboyan 9, Willemstad
Spanish Cruise Services N.V. (c)	99.9%		Kaya Flamboyan 9, Willemstad
Finland			
Carnival Technical Services Finland Limited (c)	100%		Vattuniemenranta 2, 00210 Helsinki, FI-00210
France			
Chantier Naval de Marseille SAS (c)	33.3%		Aire de Mourepiane Entrée Porte 4, 13344 Marseille Cedex 15
Marseille Provence Cruise Terminal SAS (c)	50.0%		Mole Léon Gourret Terminal Croisière, 13316 Marseille Cedex 15
French Polynesia			
F.P.M. SAS (c)	100%		C/O Mamao Bureaux, 121 Avenue Georges Clemenceau, BP 43503 Fare Tony, Papeete
Germany			
AIDA Kundencenter GmbH (c)	99.9%		Am Strande 4, 18055 Rostock
AIDAradio GmbH (c)	99.9%		Simon-von-Utrecht-Straße 1, 20359 Hamburg
Carnival Maritime GmbH (c)	99.9%		Großer Grasbrook 9, 20457 Hamburg
Carnival Technical Services GmbH (c)	100%		Am Strande 4, 18055 Rostock
HSE Hamburg School of Entertainment GmbH (c)	99.9%		Simon-von-Utrecht-Straße 1, 20359 Hamburg
India			
Carnival Support Services India Private Limited (c)	100%		Kohinoor City, Tower 2, Floor 5, Kirol Road, Off. LBS. Marg, Kurla West, Mumbai — 400070

Companies (Countries of Incorporation)	Ownership Interest	UK Companies House Registration Number	Address of Companies' Registered Office
Italy			
APVS S.r.L. (c)	12.2%		Via delle Industrie 19/D, 30175 Venezia
Costa Crociere S.p.A.	99.9%		Piazza Piccapietra, 48, 16121 Genova
Costamed Ship Services S.r.L. (c)	50.0%		Calata delle Vele, Darsena Nuova, Palacrociere, 17100 Savona
Ecospray Technologies S.r.L. (c)	31.9%		Via Ricotti, 5, 27058, Voghera, Pavia
Finpax S.r.L. (c)	21.5%		Ses San Marco 2568, 30124 Venezia
Italy Cruise Investment S.r.L. (c)	99.9%		Piazza Piccapietra, 48, 16121 Genova
Navitrans S.R.L.	100%		Via Alcide de Gaspari 45, 80311 Napoli
Piccapietra Finance S.r.l.	100%		Piazza Piccapietra, 48, 16121 Genova
Roma Cruise Terminal S.r.l. (c)	33.3%		Via Darsena Romana, 11, 00053 Civitavecchia, Roma
Spezia & Carrara Terminal S.R.L. (c)	33.0%		Largo Michele Fiorillo 19124 La Spezia
Stazioni Marittime S.p.A. (c)	13.3%		Ponte Dei Mille 1, 16123 Genova
Terminal Napoli S.p.A. (c)	22.5%		Stazione Marittima Molo Angioino, 80133 Napoli
Trieste Adriatic Maritime Initiatives S.r.L. (c)	43.4%		Punto Franco Vecchio Molo IV, 34135, Trieste
Venezia Investimenti S.r.L (c)	25.0%		Via Fieschi, 8/11, 16121 Genova
Venezia Terminal Passeggeri S.p.A. (c)	11.2%		Marittima Fabbricato 248, 30135 Venezia
Welcome Travel Group S.p.A. (c)	50.0%		Via Ernesto Lugaro 15, 10126 Torino
West Sicily Gate S.r.L. (c)	50.0%		Molo Vittorio Veneto — Porto di Palermo
Japan			
Carnival Corporation Ports Group Japan KK (c)	99.9%		Daiwa Ginza Bldg., 6F., 6-2-1 Ginza Chuo-Ku, Tokyo 104-0061
Carnival Japan, Inc.	100%		Daiwa Ginza Bldg., 6F., 6-2-1 Ginza Chuo-Ku, Tokyo 104-0061
Mexico			
Cozumel Cruise Terminal S.A. de C.V.	100%		Carretera a Chankannab Km 4.5 Interior Puerta Maya Cozumel, Quintana Roo
Cruise Terminal Services S.A. de C.V. (c)	100%		Carretera a Chankannab Km 4.5 Interior Puerta Maya Cozumel, Quintana Roo
International Cruise Services, S.A. de C.V.	100%		c/o RVA Abogados, S.C., Rio Duero 31, Col. Cuauhtemoc, Del. Cuauhtemoc, Mexico City 06500

Companies (Countries of Incorporation)	Ownership Interest	UK Companies House Registration Number	Address of Companies' Registered Office
International Maritime Recruitment Agency, S.A. de C.V.	100%		c/o RVA Abogados, S.C., Rio Duero 31, Col. Cuauhtemoc, Del. Cuauhtemoc, Mexico City 06500
Netherlands			
Costa International B.V. (c)	99.9%		Telestone 8 — Teleport, Naritaweg 165, 1043 BW, Amsterdam
CSMART Real Estate B.V. (c)	99.9%		Zeeduinweg 9, 1361BG Almere
CSMART Real Estate C.V.	100%		Zeeduinweg 9, 1361BG Almere
Philippines			
Cruise Administration Services, Inc.	100%		26th Floor, The Podium West Tower, 12 ADB Avenue, Ortigas Center, Mandaluyong City 1554, Metro Manila
Open Sea Crewing Agency, Inc. (c)	25.0%		8th Floor Unit D, E & F, Triumph Building, 1618 Quezon Avenue, Quezon City, Metro Manila
Portugal			
Grand Cruise Shipping Unipessoal LdA	100%		Rua Dr. Brito Câmara nº20, 1º — 9000-039 Funchal, Madeira
Republic of Korea			
Carnival Corporation Korea Ltd.	100%		#301-05, 23 Jongno, 12-gil, Jongno-gu, Seoul 03190
Singapore			
Costa Crociere PTE Ltd. (c)	99.9%		160 Robinson Road #26-04, Singapore 068914
Spain			
Barcelona Cruise Terminal SLU (c)	100%		Vial Moll Adossat, 122 Terminal D&E. Port de Barcelona 08039 Barcelona
Costa Cruises Customer Center S.L.U. (c)	99.9%		Torre Mapfre, Carrer de la Marina, 16-18, Barcelona
Holding Division Iberocruceros SLU (c)	100%		Calle Pedro Teixeira, 8 Planta 5 28020 Madrid
Iberocruceros SLU (c)	100%		Calle Pedro Teixeira, 8 Planta 5 28020 Madrid
Santa Cruz Terminal, S.L (c)	100%		Muelle de Ribera de la Dársena de Anaga del Puerto de Santa Cruz de Tenerife — 38001 Santa Cruz de Tenerife
Switzerland			
Air-Sea Holiday GmbH (c)	99.9%		Dornacherplatz 7, 4500 Solothurn
Costa Kreuzfahrten GmbH (c)	99.9%		Fraumünsterstrasse 29, 8001 Zurich
United Arab Emirates			
Shamal Venture Cruise Terminal LLC (c)	49.0%		303 Emaar Square Building Bur Dubai Burj Khalifa, Dubai

Companies (Countries of Incorporation)	Ownership Interest	UK Companies House Registration Number	Address of Companies' Registered Office
United States			
1972 Productions, Inc. (c)	100%		1200 South Pine Island Road Plantation, Florida 33324
A.J. Juneau Dock, LLC (c)	50.0%		1429 Tongass Avenue, Ketchikan, Alaska 99901
Alaska Hotel Properties LLC (c)	100%		1209 Orange Street, Wilmington, Delaware 19801
CC U.S. Ventures, Inc. (c)	100%		1209 Orange Street, Wilmington, Delaware 19801
Costa Cruise Lines Inc. (c)	99.9%		880 SW 145th Ave, Suite 102, Pembroke Pines, Florida 33027
Ecospray Technologies, LLC (c)	31.9%		2025 NW 102 Avenue, Suite 107, Miami, Florida 33172
Gibs, Inc. (c)	100%		1209 Orange Street, Wilmington, Delaware 19801
Global Experience Innovators, Inc. (c)	100%		3655 N.W. 87th Avenue, Miami, Florida 33178
Global Fine Arts, Inc. (c)	100%		24305 Town Center Drive, Santa Clarita, California 91355
Holland America Line Inc. (c)	100%		450 Third Avenue West, Seattle, Washington 98119
Holland America Line — USA Inc. (c)	100%		450 Third Avenue West, Seattle, Washington 98119
Ketchikan Dock Company, LLC (c)	30.0%		55 Schoenbar Ct, Suite 201, Ketchikan, Alaska 99901
Klondike Holdings, LLC	45.0%		251 Little Falls Drive, Wilmington, Delaware 19808
Odds On Gaming Corporation (c)	100%		1209 Orange Street, Wilmington, Delaware 19801
P&O Properties (California), Inc. (c)	100%		24305 Town Center Drive, Santa Clarita, California 91355
Princess Cruises and Tours, Inc. (c)	100%		1201 North Market Street, 18th Floor, Wilmington, Delaware 19081
Princess U.S. Holdings, Inc. (c)	100%		24305 Town Center Drive, Santa Clarita, California 91355
Royal Hyway Tours, Inc. (c)	100%		CT Corporation System, 8585 Old Dairy Road, Ste 208, Juneau, Alaska 99801
Skagway Port & Rail, Inc. (c)	45.0%		601 Union Street #3920, Seattle, Washington 98101
Tour Alaska, LLC (c)	100%		1209 Orange Street, Wilmington, Delaware 19801
Westmark Hotels, Inc. (c)	100%		CT Corporation System, 8585 Old Dairy Road, Ste 208, Juneau, Alaska 99801
Vanuatu			
Carnival Vanuatu Limited	100%		Law Partners House, Kumul Highway, Port Vila

(a) Exempt from preparing individual accounts by virtue of Section 394A of the Companies Act 2006 and from filing individual accounts by virtue of Section 448A of the Companies Act 2006.

(b) Exempt from audit of individual accounts by virtue of Section 479A of the Companies Act 2006.

(c) Not directly owned by Carnival plc.

In order to obtain the above exemptions, the Parent Company will guarantee the outstanding liabilities to which each of the above companies is subject at November 30, 2024.

NOTE 8 — Accrued Liabilities and Related

(in millions)	November 30, 2024		November 30, 2023	
Compensation and benefits	$	94	$	41
Interest		68		64
Port fees		26		22
Other		138		145
	$	325	$	271

NOTE 9 — Customer Deposits

We had total customer deposits of $1.5 billion as of November 30, 2024 and $1.4 billion as of November 30, 2023. During 2024 and 2023, we recognized revenues of $1.2 billion and $0.9 billion related to our customer deposits as of November 30, 2023 and 2022. Our customer deposits balance changes due to the seasonal nature of cash collections, which typically results from higher ticket prices and occupancy levels during the third quarter, the recognition of revenue, refunds of customer deposits and foreign currency changes.

NOTE 10 — Other Long-Term Liabilities

(in millions)	November 30, 2024		November 30, 2023	
Customer deposits	$	110	$	88
Post-employment benefits		8		14
Other long-term liabilities		5		26
	$	122	$	128

NOTE 11 — Share Capital and Reserves

(in millions)	Number of Shares	Share Capital	
At November 30, 2023	217	$	361
Ordinary shares issued and fully paid	—		—
At November 30, 2024	217	$	361

There were 29.7 million shares held as treasury stock at November 30, 2024 (30.6 million shares were held as treasury stock at November 30, 2023).

At November 30, 2024 there were 11.7 million ordinary shares at $1.66 each of Carnival plc (12.4 million at November 30, 2023) authorized for future issuance under its employee equity settled incentive and benefit plans.

At November 30, 2024 and 2023, the Parent Company's share capital also includes:

- Two allotted and issued subscriber shares of £1 each that carry no voting rights and no right to receive any dividends or any amount paid on return of capital
- One special voting share of £1 issued in connection with the DLC transaction to enable Carnival Corporation's shareholders to vote as a group on Parent Company shareholder matters. The special voting share is held by the trustee of the P&O Princess Special Voting Trust, a trust established under

the laws of the Cayman Islands for the purpose of holding the Parent Company special voting share. The special voting share carries no right to receive any dividends and ranks after ordinary shares and redeemable preference shares but ahead of the equalization share in relation to the payment of capital on certain types of distributions of assets from the Parent Company

- One equalization share of £1 that is unissued and carries no voting rights. The equalization share ranks behind all other shares in relation to the payment of capital on certain types of distributions of assets from the Parent Company
- 50,000 allotted and issued redeemable preference shares of £1 each held by Carnival Corporation. The preference shares, which carry no voting rights, rank behind ordinary shares but ahead of all other classes of shares, in relation to the payment of capital on certain types of distributions of assets from the Parent Company

The Parent merger reserve arose from the difference between the book value and the fair value of certain businesses sold to Carnival Corporation during 2004 as part of the DLC corporate restructuring, which was accounted for as a group reconstruction.

Independent auditor's report to the members of Carnival plc

Report on the audit of the Carnival plc financial statements

1.   Opinion

In our opinion:

- the financial statements of Carnival plc (the 'parent company') and its subsidiaries (the 'group') give a true and fair view of the state of the group's and of the parent company's affairs as at 30 November 2024 and of the group's profit for the year then ended;
- the group financial statements have been properly prepared in accordance with United Kingdom adopted international accounting standards;
- the parent company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice, including Financial Reporting Standard 101 "Reduced Disclosure Framework"; and
- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements which comprise:

- the group statements of income;
- the group statements of comprehensive income;
- the group balance sheets;
- the group statements of cash flows;
- the group statements of changes in shareholders' equity;
- the related notes 1 to 24 to the group financial statements;
- the parent company balance sheets;
- the parent company statement of changes in shareholders' equity; and
- related notes 1 to 11 to the parent company financial statements.

The financial reporting framework that has been applied in the preparation of the group financial statements is applicable law and United Kingdom adopted international accounting standards. The financial reporting framework that has been applied in the preparation of the parent company financial statements is applicable law and United Kingdom Accounting Standards, including FRS 101 "Reduced Disclosure Framework" (United Kingdom Generally Accepted Accounting Practice).

2.   Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the auditor's responsibilities for the audit of the financial statements section of our report.

We are independent of the group and the parent company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the Financial Reporting Council's (the 'FRC's') Ethical Standard as applied to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements. The non-audit services provided to the group and parent company for the year are disclosed in note 4 to the group financial statements. We confirm that we have not provided any non-audit services prohibited by the FRC's Ethical Standard to the group or the parent company.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

3.   Summary of our audit approach

Key audit matters	The key audit matters that we identified in the current year were: • Revenue recognition — Passenger Ticket Revenue (group) • Valuation of ship assets
Materiality	The materiality that we used for the group financial statements was US$70 million which was determined on the basis of 0.8% of forecast revenue (0.7% of total reported revenue).
Scoping	Our full scope audit procedures, and audits of specified account balances covered 84% of revenue, 95% of profit before tax and 95% of total assets.
Significant changes in our approach	The key audit matters are in the same areas as those identified by the auditor in the previous year. With respect to the impairment key audit matter, we have concluded that in the current year this only applies to the valuation of cruise ship assets in one of the European brands.

4. Conclusions relating to going concern

In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate.

Our evaluation of the directors' assessment of the group's and parent company's ability to continue to adopt the going concern basis of accounting included:

- Obtaining an understanding of management's process and relevant controls over the assessment of the going concern status, including the process for producing cash flow forecasts.
- Obtaining evidence of the Board's review of the cashflows included within the going concern model and agreeing these through to the inputs to the model.
- Assessing whether covenants included in the model agreed to supporting documentation, and validating whether the model appropriately considers any covenant conditions.
- Assessing the accuracy of the available liquidity in management's model, through comparison to loan agreements, bank statements and facility information.
- Assessing the mathematical accuracy of management's model, including the cashflow forecasts and covenant calculations.
- Assessing whether the timing and accuracy of repayments of debt and contracted payments on new ships are within the model.
- Considering the appropriateness of the period covered by management's assessment.
- Assessing how performance post the year end date compares with the going concern model.
- Assessing the appropriateness of disclosures concerning the going concern basis.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the group's and parent company's ability to continue as a going concern for a period of at least twelve months from when the financial statements are authorised for issue.

In relation to the reporting on how the group has applied the UK Corporate Governance Code, we have nothing material to add or draw attention to in relation to the directors' statement in the financial statements about whether the directors considered it appropriate to adopt the going concern basis of accounting.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

5. Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team.

These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

5.1 Revenue recognition — Passenger Ticket Revenue

Key audit matter description	Passenger Ticket Revenue of US$6,909 million (2023: US$5,782 million) which primarily reflects customer deposits received from guests, is recognised in full upon completion of voyages with durations of 10 nights or less and on a pro rata basis for voyages in excess of 10 nights.
	Appropriate revenue recognition is dependent upon the accurate, complete and timely transfer of significant volumes of data between reservation systems and the general ledger, using highly automated processes. Additionally, certain manual adjustments are periodically made, including the adjustment required to pro rate revenue for voyages in excess of 10 nights. We have therefore identified the recognition of Passenger Ticket Revenue as a key audit matter due to the level of audit effort required and the potential fraud risk that exists in respect of manual journals directly impacting revenue.
	Management's associated accounting policy is detailed in Note 2 to the financial statements.

How the scope of our audit responded to the key audit matter	To address this key audit matter, we have performed the following procedures: • Obtained an understanding of the revenue recognition process, including the interaction with customer deposits. • Tested and placed reliance on the relevant controls over revenue recognition, including working with our IT specialists to test the general IT controls of relevant systems. • Assessed the consistency of data held in the reservation systems, with that transferred to the general ledger. • Tested the accuracy of revenue recognised in the current year and previous years by agreeing the underlying data for a sample of transactions through to booking confirmation, completion of voyage and corresponding cash receipt (where necessary). • Formed an independent expectation for revenue and compared this to the amounts recognised by management. This included assessing whether the source data used to form our expectation was complete and accurate. • Evaluated the supporting evidence for a sample of reconciling items identified between reservation systems and the general ledger (where applicable). • Performed procedures over customer deposits to assess whether the liability recorded as of November 30, 2024 is limited to cash receipts in respect of future voyages and that the revenue recognised in the year is complete. • Tested manual journal postings directly impacting revenue including the adjustment required to pro rate revenue for voyages of more than 10 nights, whereby we assessed the consistency of the adjustments made with supporting evidence including booking and cruise itinerary information.
Key observations	Based on our audit procedures we are satisfied that the recognition of Passenger Ticket Revenue, and the associated disclosure in the financial statements, is appropriate.

5.2 Valuation of ship assets

Key audit matter description	The group holds significant amounts of property and equipment US$10,489 million (2023: US$10,868 million) in the form of cruise ships, as detailed in Note 10 to the financial statements. Cruise ships are held at cost less accumulated depreciation and impairment, with management performing impairment reviews whenever events or circumstances indicate that the carrying value of a ship may not be recoverable. Accordingly, a risk exists that the carrying value of these ships is inappropriate. In 2024 management performed a trigger assessment, in line with the requirements of IAS 36 "Impairment of Assets" and concluded that a detailed impairment review was necessary for one of the European brands. A value in use model has been prepared which includes several assumptions, the most significant of which is the increase in net yields. The assessment prepared by management concluded no impairment was considered necessary. Management's associated accounting policy is detailed in Note 2 and significant estimate disclosures are detailed in Note 10 to the financial statements.
How the scope of our audit responded to the key audit matter	To address this key audit matter, we have performed the following procedures: • Obtained an understanding of the impairment review process and tested the relevant management review control. • Assessed the consistency of management's impairment analysis and model with the requirements of IAS 36 "Impairment of Assets". • Evaluated the mechanical accuracy of management's impairment model. • Performed independent sensitivity analysis to identify the significance of inputs and assumptions applied within management's forecast. • Challenged the appropriateness of the significant inputs and assumptions identified, principally the increase in net yields. Specifically, we considered external benchmarking data, historical forecasting accuracy, current revenue bookings and costs trends. • Worked with our internal valuation specialists to assess the appropriateness of the discount rate, by independently developing a reasonable range and comparing management's rate with this range. • Assessed the appropriateness of the disclosures included within the financial statements.

Key observations	We are satisfied that the judgements applied and disclosures within the financial statements are appropriate and concur with management's conclusion that no impairment is required.	

6. Our application of materiality

6.1. Materiality

We define materiality as the magnitude of misstatement in the financial statements that makes it probable that the economic decisions of a reasonably knowledgeable person would be changed or influenced. We use materiality both in planning the scope of our audit work and in evaluating the results of our work.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

	Group financial statements	**Parent company financial statements**
Materiality	US$70 million (2023: US$70 million)	US$63 million (2023: US$65 million)
Basis for determining materiality	0.8% of forecast revenue (2023: 0.9% of revenue). This represents 0.7% of total reported revenue.	Parent company materiality was determined on the basis of 0.5% of total assets (2023: 1.0% of total assets), which is capped at 90% of group materiality (2023: capped at US$65 million)
Rationale for the benchmark applied	We consider revenue to be an appropriate and stable benchmark, noting that profitability continues to be adversely impacted by interest costs reflecting the increased level of debt held by the group, as a result of the COVID-19 pandemic. Revenue is a key performance indicator and key metric for the users of the financial statements.	We consider total assets to be an appropriate benchmark for the company as this entity is also impacted by the level of debt (in terms of both net assets and profitability) held as a result of the COVID-19 pandemic. We have capped this at 90% of the group materiality.



Revenue US$9,413 million

- Revenue
- Group materiality

Group materiality US$70 million

Component materiality range US$21 million to US$25 million

Audit Committee reporting threshold US$3.5 million

6.2. Performance materiality

We set performance materiality at a level lower than materiality to reduce the probability that, in aggregate, uncorrected and undetected misstatements exceed the materiality for the financial statements as a whole.

	Group financial statements	**Parent company financial statements**
Performance materiality	60% of group materiality (2023: 75%)	60% of parent company materiality (2023: 75%)
Basis and rationale for determining performance materiality	In determining performance materiality, we considered the following factors: • Our understanding of the group and its environment, reflecting that this is our first year as auditor. • The quality and maturity of the control environment, including consideration of the areas where we identified deficiencies in internal control, as well as our conclusion that we were able to rely on the operating effectiveness of internal controls. • The size and nature of the uncorrected misstatements identified in the prior year audit. • Changes in the business noted from the prior year.	

6.3. Error reporting threshold

We agreed with the Audit Committee that we would report to the Committee all audit differences in excess of US$3.5 million (2023: US$7 million), as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds. We also report to the Audit Committee on disclosure matters that we identified when assessing the overall presentation of the financial statements.

7.   An overview of the scope of our audit

7.1. Identification and scoping of components

Our group audit was scoped by obtaining an understanding of the nature of the group and its subsidiaries and assessing the risks of material misstatement at the group level. We concluded that the group is made up of 11 components. These components were identified at the brand level, plus certain consolidation components. We identified three (2023: three) components AIDA, Costa and Carnival UK (Cunard and P&O Cruises (UK)) which we concluded to be financially significant, and we therefore performed full scope audit procedures over these components. Additionally, we performed audit procedures on specified account balances and classes of transactions at an additional three (2023: three) components: HAP Alaska, Princess and Corporate. This provided coverage of 84% of revenue, 95% of profit before tax and 95% of net assets.

For the parent company audit, we concluded that Carnival plc comprises six components. These components were identified at the brand level, plus certain consolidation components. We identified one component, Carnival UK (Cunard and P&O Cruises (UK)), which we concluded to be financially significant, and we therefore performed full scope audit procedures over this component. Additionally, we performed audit procedures on specified account balances and classes of transactions at an additional two components: Princess and Corporate. Audit procedures performed for the group as described above have been leveraged for the audit of the parent company financial statements.

Audit work was performed by the group team on Carnival UK, as well as component audit teams in Italy on Costa, in Germany on AIDA and in the US on HAP Alaska, Princess and Corporate. The way we worked with component audit teams is described in section 7.4. Further work was performed at a group level over the consolidation. The group team performed analytical procedures over the components that had not been selected for full-scope audits or audits of specified account balances.



7.2. Our consideration of the control environment

Our audit strategy is to rely on controls over certain business cycles, including passenger ticket revenue within the financially significant components. This strategy involves the relevant IT systems that impact these business cycles, where we have tested and relied upon General IT controls on those systems. For passenger ticket revenue, this includes certain reservation systems at the financially significant components, as well as the global financial reporting system which is consistent across components.

In addition to these, we have tested and relied upon controls for certain processes within business cycles, such as those relating to property, plant and equipment in certain components. We also obtained an understanding of the controls relating to certain processes, such as those relating to impairment and going concern.

Where control deficiencies are identified, either through the group's own assurance framework, including Internal Audit ("Risk Advisory and Assurance Services", "RAAS"), or through the external audit, these are reported to management and the Audit Committee as appropriate. Where control deficiencies had been identified and the remediation activity remained ongoing during the year, or the remediated controls were not effective throughout the whole accounting period, we did not seek to place reliance on those relevant controls for the purpose of our audit.

7.3. Our consideration of climate-related risks

The group is exposed to the impacts of climate change on its business and operations as highlighted in the Task Force on Climate-Related Financial Disclosures (TCFD) report in Section XIX. Sustainability and Environmental Impact of the Strategic Report, the viability statement included in the Strategic Report, the principal risks in Section 4. Risk Management and/or Mitigation of Principal and Emerging Risks in the Strategic Report, and in Note 1 of the financial statements. The group has set out their 2030 Climate Action Goals as part of Section XIX. Sustainability and Environmental Impact of the Strategic Report.

We engaged with management to gain an understanding of the assessment of, and the process undertaken to both identify and quantify, the group's climate-related risks.

We completed our own climate-based risk assessment in order to consider the potential impact of climate change on the group's financial statements, incorporating both business specific knowledge and wider industry awareness, including the extent to which the impact has been included in the group's forecast financial information. We used this to assess the completeness of the group's identified risks and to develop audit procedures to respond to these risks, in particular as part of our work in relation to ship impairment and long-term viability, as well as considering climate-related risks throughout our risk assessments on each financial statement account balance. Further details of our work in relation to ship impairment are set out in the 'Valuation of ships' key audit matter in section 5.1 above.

In considering the disclosures presented as part of the Strategic Report, we engaged our climate specialists to assess compliance with the TCFD requirements and the recommendations made by both the Task Force and the FRC as set out in their thematic reviews. We also assessed whether these disclosures reflect our understanding of the group's approach to climate and did not identify any material inconsistencies as a result of these procedures.

7.4. Working with other auditors

The group audit was conducted exclusively by the global network of Deloitte member firms under the direction and supervision of the group audit team. Component auditors were assigned to perform audit procedures in line with the scoping of the respective components within their jurisdiction.

The group team was involved in the component auditors' work throughout the course of the group audit. The extent of our involvement which commenced from the planning phase, whereby in person planning meetings were held, included:

- Setting the scope of work for each component auditor and assessment of the component auditors' independence.
- Designing the audit procedures for all significant risks to be addressed by component auditors and issuing group audit instructions detailing the nature and form of the reporting required by the group engagement team.

Frequent calls and meetings (including further in person meetings) were held between the group and component teams and our procedures included, where appropriate, providing direction on enquiries made by the component auditors through online and telephone conversations, a review of each component auditor's engagement file by a senior member of the group audit team and group team virtual or in-person attendance at local component audit close meetings. Component visits were performed in the US, Italy and Germany.

8. Other information

The other information comprises the information included in the Carnival plc Annual Report other than the Carnival plc financial statements and our auditor's report thereon. The other information therefore includes the Strategic Report, the DLC Financial Statements and Other Information, and Other Information from the Proxy Statement. The directors are responsible for the other information contained within the annual report.

Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit, or otherwise appears to be materially misstated.

If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

9. Responsibilities of directors

As explained more fully in the directors' responsibilities statement, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the

directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the group's and the parent company's ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the parent company or to cease operations, or have no realistic alternative but to do so.

10. Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on the FRC's website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor's report.

11. Extent to which the audit was considered capable of detecting irregularities, including fraud

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below.

11.1. Identifying and assessing potential risks related to irregularities

In identifying and assessing risks of material misstatement in respect of irregularities, including fraud and non-compliance with laws and regulations, we considered the following:

- the nature of the industry and sector, control environment and business performance including the design of the group's remuneration policies, key drivers for directors' remuneration, bonus levels and performance targets;
- the group's own assessment of the risks that irregularities may occur either as a result of fraud or error;
- results of our enquiries of management, Risk Advisory and Assurance Services ("RAAS"), in-house legal counsel, the directors and the audit committee about their own identification and assessment of the risks of irregularities, including those that are specific to the group's sector;
- any matters we identified having obtained and reviewed the group's documentation of their policies and procedures relating to:
  - identifying, evaluating and complying with laws and regulations and whether they were aware of any instances of non-compliance;
  - detecting and responding to the risks of fraud and whether they have knowledge of any actual, suspected or alleged fraud;
  - the internal controls established to mitigate risks of fraud or non-compliance with laws and regulations;
- the matters discussed among the audit engagement team including significant component audit teams and relevant internal specialists, including tax, valuations, pensions, IT and forensic specialists regarding how and where fraud might occur in the financial statements and any potential indicators of fraud.

As a result of these procedures, we considered the opportunities and incentives that may exist within the organisation for fraud and identified the greatest potential for fraud in the following area: Revenue recognition — Passenger Ticket Revenue. In common with all audits under ISAs (UK), we are also required to perform specific procedures to respond to the risk of management override.

We also obtained an understanding of the legal and regulatory frameworks that the group operates in, focusing on provisions of those laws and regulations that had a direct effect on the determination of material amounts and disclosures in the financial statements. The key laws and regulations we considered in this context included the UK Companies Act, Listing Rules, pensions legislation and tax legislation.

In addition, we considered provisions of other laws and regulations that do not have a direct effect on the financial statements but compliance with which may be fundamental to the group's ability to operate or to avoid a material penalty. These included maritime environmental laws and compliance with the group's relevant operating licences.

11.2. Audit response to risks identified

As a result of performing the above, we identified Revenue recognition — Passenger Ticket Revenue a key audit matter related to the potential risk of fraud. The key audit matters section of our report explains the matter in more detail and also describes the specific procedures we performed in response to that key audit matter.

In addition to the above our procedures to respond to risks identified included the following:

- reviewing the financial statement disclosures and testing to supporting documentation to assess compliance with provisions of relevant laws and regulations described as having a direct effect on the financial statements;

- enquiring of management, the audit committee and in-house legal counsel concerning actual and potential litigation and claims;
- performing analytical procedures to identify any unusual or unexpected relationships that may indicate risks of material misstatement due to fraud;
- reading minutes of meetings of those charged with governance, reviewing Risk Advisory and Assurance Services ("RAAS") reports and reviewing correspondence with relevant tax authorities.
- in addressing the risk of fraud through management override of controls, testing the appropriateness of journal entries and other adjustments; assessing whether the judgements made in making accounting estimates are indicative of a potential bias; and evaluating the business rationale of any significant transactions that are unusual or outside the normal course of business.

We also communicated relevant identified laws and regulations and potential fraud risks to all engagement team members including internal specialists and significant component audit teams and remained alert to any indications of fraud or non-compliance with laws and regulations throughout the audit.

Report on other legal and regulatory requirements

12. Opinions on other matters prescribed by the Companies Act 2006

In our opinion the part of the directors' remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006.

In our opinion, based on the work undertaken in the course of the audit:

- the information given in the strategic report and the directors' report for the financial year for which the financial statements are prepared is consistent with the financial statements; and
- the strategic report and the directors' report have been prepared in accordance with applicable legal requirements.

In the light of the knowledge and understanding of the group and the parent company and their environment obtained in the course of the audit, we have not identified any material misstatements in the strategic report or the directors' report.

13. Corporate Governance Statement

The Listing Rules require us to review the directors' statement in relation to going concern, longer-term viability and that part of the Corporate Governance Statement relating to the group's compliance with the provisions of the UK Corporate Governance Code specified for our review.

Based on the work undertaken as part of our audit, we have concluded that each of the following elements of the Corporate Governance Statement is materially consistent with the financial statements and our knowledge obtained during the audit:

- the directors' statement with regards to the appropriateness of adopting the going concern basis of accounting and any material uncertainties identified included in Section 5. Going Concern Confirmation and Viability Statement of the Strategic Report;
- the directors' explanation as to its assessment of the group's prospects, the period this assessment covers and why the period is appropriate included in section 5 as above;
- the directors' statement on fair, balanced and understandable included in Annex A to the Proxy Statement—Carnival plc Directors' Report;
- the board's confirmation that it has carried out a robust assessment of the emerging and principal risks included in Annex C to the Proxy Statement — Carnival plc Corporate Governance Report;
- the section of the annual report that describes the review of effectiveness of risk management and internal control systems included in the Annex C as above; and
- the section describing the work of the audit committee included in Annex C as above.

14. Matters on which we are required to report by exception

14.1. Adequacy of explanations received and accounting records

Under the Companies Act 2006 we are required to report to you if, in our opinion:

- we have not received all the information and explanations we require for our audit; or
- adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or
- the parent company financial statements are not in agreement with the accounting records and returns.

We have nothing to report in respect of these matters.

14.2. Directors' remuneration

Under the Companies Act 2006 we are also required to report if in our opinion certain disclosures of directors' remuneration have not been made or the part of the directors' remuneration report to be audited is not in agreement with the accounting records and returns.

We have nothing to report in respect of these matters.

15. Other matters which we are required to address

15.1. Auditor tenure

Following the recommendation of the audit committee, we were appointed by the shareholders on 5 April 2024 to audit the financial statements for the year ending 30 November 2024 and subsequent financial periods. The period of total uninterrupted engagement including previous renewals and reappointments of the firm is 1 year, covering the year ending 30 November 2024.

15.2. Consistency of the audit report with the additional report to the audit committee

Our audit opinion is consistent with the additional report to the audit committee we are required to provide in accordance with ISAs (UK).

16. Use of our report

This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

As required by the Financial Conduct Authority (FCA) Disclosure Guidance and Transparency Rule (DTR) 4.1.15R — DTR 4.1.18R, these financial statements will form part of the Electronic Format Annual Financial Report filed on the National Storage Mechanism of the FCA in accordance with DTR 4.1.15R — DTR 4.1.18R. This auditor's report provides no assurance over whether the Electronic Format Annual Financial Report has been prepared in compliance with DTR 4.1.15R — DTR 4.1.18R.

Alistair Pritchard FCA

Alistair Pritchard FCA (Senior statutory auditor)
For and on behalf of Deloitte LLP
Statutory Auditor
London, United Kingdom
27 January 2025

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in millions, except per share data)

		Years Ended November 30,				
		2024		**2023**		**2022**
Revenues						
Passenger ticket	$	16,463	$	14,067	$	7,022
Onboard and other		8,558		7,526		5,147
		25,021		21,593		12,168
Operating Expenses						
Commissions, transportation and other		3,232		2,761		1,630
Onboard and other		2,678		2,375		1,528
Payroll and related		2,464		2,373		2,181
Fuel		2,007		2,047		2,157
Food		1,457		1,335		863
Ship and other impairments		—		—		440
Other operating		3,801		3,426		2,958
Cruise and tour operating expenses		15,638		14,317		11,757
Selling and administrative		3,252		2,950		2,515
Depreciation and amortization		2,557		2,370		2,275
		21,447		19,637		16,547
Operating Income (Loss)		3,574		1,956		(4,379)
Nonoperating Income (Expense)						
Interest income		93		233		74
Interest expense, net of capitalized interest		(1,755)		(2,066)		(1,609)
Debt extinguishment and modification costs		(79)		(111)		(1)
Other income (expense), net		83		(75)		(165)
		(1,659)		(2,018)		(1,701)
Income (Loss) Before Income Taxes		1,915		(62)		(6,080)
Income Tax Benefit (Expense), Net		1		(13)		(14)
Net Income (Loss)	$	1,916	$	(74)	$	(6,093)
Earnings Per Share						
Basic	$	1.50	$	(0.06)	$	(5.16)
Diluted	$	1.44	$	(0.06)	$	(5.16)

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in millions)

	Years Ended November 30,		
	2024	**2023**	**2022**
Net Income (Loss)	$ 1,916	$ (74)	$ (6,093)
Items Included in Other Comprehensive Income (Loss)			
Change in foreign currency translation adjustment	(3)	52	(503)
Other	(34)	(8)	22
Other Comprehensive Income (Loss)	(36)	44	(481)
Total Comprehensive Income (Loss)	$ 1,879	$ (30)	$ (6,574)

The accompanying notes are an integral part of these consolidated financial statements.

DLC Financial Statements and Other Information

CARNIVAL CORPORATION & PLC
CONSOLIDATED BALANCE SHEETS
(in millions, except par values)

	November 30,	
	2024	**2023**
ASSETS		
Current Assets		
Cash and cash equivalents	$ 1,210	$ 2,415
Trade and other receivables, net	590	556
Inventories	507	528
Prepaid expenses and other	1,070	1,767
Total current assets	3,378	5,266
Property and Equipment, Net	41,795	40,116
Operating Lease Right-of-Use Assets, Net	1,368	1,265
Goodwill	579	579
Other Intangibles	1,163	1,169
Other Assets	775	725
	$ 49,057	$ 49,120
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Current portion of long-term debt	$ 1,538	$ 2,089
Current portion of operating lease liabilities	163	149
Accounts payable	1,133	1,168
Accrued liabilities and other	2,358	2,003
Customer deposits	6,425	6,072
Total current liabilities	11,617	11,481
Long-Term Debt	25,936	28,483
Long-Term Operating Lease Liabilities	1,239	1,170
Other Long-Term Liabilities	1,012	1,105
Contingencies and Commitments		
Shareholders' Equity		
Carnival Corporation common stock, $0.01 par value; 1,960 shares authorized; 1,294 shares issued at 2024 and 1,250 shares issued at 2023	13	12
Carnival plc ordinary shares, $1.66 par value; 217 shares issued at 2024 and 2023	361	361
Additional paid-in capital	17,155	16,712
Retained earnings	2,101	185
Accumulated other comprehensive income (loss) ("AOCI")	(1,975)	(1,939)
Treasury stock, 130 shares at 2024 and 2023 of Carnival Corporation and 73 shares at 2024 and 2023 of Carnival plc, at cost	(8,404)	(8,449)
Total shareholders' equity	9,251	6,882
	$ 49,057	$ 49,120

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Years Ended November 30,		
	2024	**2023**	**2022**
OPERATING ACTIVITIES			
Net income (loss)	$ 1,916	$ (74)	$ (6,093)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities			
Depreciation and amortization	2,557	2,370	2,275
Impairments	—	21	470
(Gain) loss on debt extinguishment	76	98	1
(Income) loss from equity-method investments	(9)	13	38
Share-based compensation	62	53	101
Amortization of discounts and debt issue costs	141	161	171
Non-cash lease expense	142	145	148
Gain on sales of ships	(41)	(88)	(7)
Greenhouse gas regulatory expense	46	—	—
Other	71	56	65
	4,963	2,756	(2,832)
Changes in operating assets and liabilities			
Receivables	(49)	(180)	(171)
Inventories	9	(85)	(95)
Prepaid expenses and other assets	352	397	(874)
Accounts payable	(26)	77	283
Accrued liabilities and other	167	147	341
Customer deposits	507	1,169	1,679
Net cash provided by (used in) operating activities	5,923	4,281	(1,670)
INVESTING ACTIVITIES			
Purchases of property and equipment	(4,626)	(3,284)	(4,940)
Proceeds from sales of ships and other property and equipment	58	340	70
Purchase of short-term investments	—	—	(315)
Proceeds from maturity of short-term investments	—	—	515
Other	34	134	(97)
Net cash provided by (used in) investing activities	(4,535)	(2,810)	(4,767)
FINANCING ACTIVITIES			
Repayments of short-term borrowings	—	(200)	(2,590)
Principal repayments of long-term debt	(5,436)	(7,660)	(2,075)
Debt issuance costs	(203)	(131)	(153)
Debt extinguishment costs	(41)	(79)	(1)
Proceeds from issuance of long-term debt	3,095	2,961	7,209
Proceeds from issuance of common stock	—	5	1,180
Proceeds from issuance of common stock under the Stock Swap Program	—	22	95
Purchase of treasury stock under the Stock Swap Program	—	(20)	(87)
Other	1	13	(1)
Net cash provided by (used in) financing activities	(2,584)	(5,089)	3,577
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(8)	17	(79)
Net increase (decrease) in cash, cash equivalents and restricted cash	(1,204)	(3,601)	(2,940)
Cash, cash equivalents and restricted cash at beginning of year	2,436	6,037	8,976
Cash, cash equivalents and restricted cash at end of year	$ 1,231	$ 2,436	$ 6,037

The accompanying notes are an integral part of these consolidated financial statements.

DLC Financial Statements and Other Information

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in millions)

	Common stock	Ordinary shares	Additional paid-in capital	Retained earnings	AOCI	Treasury stock	Total shareholders' equity
At November 30, 2021	$ 11	$ 361	$ 15,292	$ 6,448	$ (1,501)	$ (8,466)	$ 12,144
Net income (loss)	—	—	—	(6,093)	—	—	(6,093)
Other comprehensive income (loss)	—	—	—	—	(481)	—	(481)
Issuances of common stock, net	1	—	1,178	—	—	—	1,180
Issuance of Convertible Notes	—	—	229	—	—	—	229
Purchases and issuances under the Stock Swap Program, net	—	—	95	—	—	(87)	8
Issuance of treasury shares for vested share-based awards	—	—	—	(85)	—	85	—
Share-based compensation and other	—	—	79	(1)	—	—	78
At November 30, 2022	12	361	16,872	269	(1,982)	(8,468)	7,065
Change in accounting principle (a)	—	—	(229)	(10)	—	—	(239)
Net income (loss)	—	—	—	(74)	—	—	(74)
Other comprehensive income (loss)	—	—	—	—	44	—	44
Issuances of common stock, net	—	—	5	—	—	—	5
Conversion of Convertible Notes	—	—	3	—	—	—	3
Purchases and issuances under the Stock Swap Program, net	—	—	22	—	—	(20)	2
Issuance of treasury shares for vested share-based awards	—	—	(41)	—	—	41	—
Share-based compensation and other	—	—	79	—	—	(2)	78
At November 30, 2023	12	361	16,712	185	(1,939)	(8,449)	6,882
Net income (loss)	—	—	—	1,916	—	—	1,916
Other comprehensive income (loss)	—	—	—	—	(36)	—	(36)
Conversion of Convertible Notes	—	—	414	—	—	—	415
Issuance of treasury shares for vested share-based awards	—	—	(47)	—	—	47	—
Share-based compensation and other	—	—	76	—	—	(2)	75
At November 30, 2024	$ 13	$ 361	$ 17,155	$ 2,101	$ (1,975)	$ (8,404)	$ 9,251

(a)   We adopted the provisions of *Debt — Debt with Conversion and Other Options and Derivative and Hedging — Contracts in Entity's Own Equity* on December 1, 2022.

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — General

Description of Business

Carnival Corporation was incorporated in Panama in 1974 and Carnival plc was incorporated in England and Wales in 2000. Together with their consolidated subsidiaries, they are referred to collectively in these consolidated financial statements and elsewhere in this 2024 Annual Report as "Carnival Corporation & plc," "our," "us" and "we." The consolidated financial statements include the accounts of Carnival Corporation and Carnival plc and their respective subsidiaries.

We are the largest global cruise company, and among the largest leisure travel companies, with a portfolio of world-class cruise lines — AIDA Cruises, Carnival Cruise Line, Costa Cruises, Cunard, Holland America Line, P&O Cruises (Australia), P&O Cruises (UK), Princess Cruises, and Seabourn.

In June 2024, we announced that we will sunset the P&O Cruises (Australia) brand and fold its Australia operations into Carnival Cruise Line in March 2025.

DLC Arrangement

Carnival Corporation and Carnival plc operate a dual listed company ("DLC") arrangement, whereby the businesses of Carnival Corporation and Carnival plc are combined through a number of contracts and provisions in Carnival Corporation's Articles of Incorporation and By-Laws and Carnival plc's Articles of Association. The two companies operate as a single economic enterprise with a single senior management team and identical Boards of Directors, but each has retained its separate legal identity. Carnival Corporation's shares of common stock are publicly traded on the New York Stock Exchange ("NYSE") and Carnival plc's ordinary shares are publicly traded on the London Stock Exchange. The Carnival plc American Depositary Shares are traded on the NYSE.

The constitutional documents of each company provide that, on most matters, the holders of the common equity of both companies effectively vote as a single body. The Equalization and Governance Agreement between Carnival Corporation and Carnival plc provides for the equalization of dividends and liquidation distributions based on an equalization ratio and contains provisions relating to the governance of the DLC arrangement. Because the equalization ratio is 1 to 1, one share of Carnival Corporation common stock and one Carnival plc ordinary share are generally entitled to the same distributions.

Under deeds of guarantee executed in connection with the DLC arrangement, as well as stand-alone guarantees executed since that time, each of Carnival Corporation and Carnival plc have effectively cross guaranteed all indebtedness and certain other monetary obligations of each other. Once the written demand is made, the holders of indebtedness or other obligations may immediately commence an action against the relevant guarantor.

Under the terms of the DLC arrangement, Carnival Corporation and Carnival plc are permitted to transfer assets between the companies, make loans to or investments in each other and otherwise enter into intercompany transactions. In addition, the cash flows and assets of one company are required to be used to pay the obligations of the other company, if necessary.

Given the DLC arrangement, we believe that providing separate financial statements for each of Carnival Corporation and Carnival plc would not present a true and fair view of the economic realities of their operations. Accordingly, separate financial statements for Carnival Corporation and Carnival plc have not been presented.

NOTE 2 — Summary of Significant Accounting Policies

Basis of Presentation

We consolidate entities over which we have control, as typically evidenced by a voting control of greater than 50% or for which we are the primary beneficiary, whereby we have the power to direct the most significant activities and the obligation to absorb significant losses or receive significant benefits from the entity. We do not separately present our noncontrolling interests in the consolidated financial statements since the amounts are immaterial. For affiliates we do not control but where significant influence over financial

143

and operating policies exists, as typically evidenced by a voting control of 20% to 50%, the investment is accounted for using the equity method.

For 2023, we reclassified $11 million from restricted cash to prepaid expenses and other in the Consolidated Balance Sheets to conform to the current year presentation.

Preparation of Consolidated Financial Statements

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported and disclosed in our consolidated financial statements. We have made reasonable estimates and judgments of such items within our consolidated financial statements and there may be changes to those estimates in future periods. Actual results may differ from the estimates used in preparing our consolidated financial statements. All material intercompany balances and transactions are eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include investments with maturities of three months or less at acquisition which are stated at cost and present insignificant risk of changes in value.

Trade and Other Receivables

Although we generally require full payment from our customers prior to or concurrently with their cruise, we grant credit terms to a relatively small portion of our revenue source. We have receivables from credit card merchants and travel agents for cruise ticket purchases and onboard revenue. These receivables are included within trade and other receivables, net and are less allowances for expected credit losses.

Inventories

Inventories consist substantially of food, beverages, hotel supplies, fuel and retail merchandise, which are all carried at the lower of cost or net realizable value. Cost is determined using the weighted-average or first-in, first-out methods and applied consistently between major categories of inventory.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and any impairment charges. We capitalize interest as part of the cost of capital projects incurred during construction. Depreciation is computed using the straight-line method over our estimated useful lives of the assets to a residual value, as a percentage of original cost, as follows:

	Years	Residual Values
Ships	30	15%
Ship improvements	3-30	0%
Buildings and improvements	10-40	0%
Computer hardware and software	2-12	0%
Transportation equipment and other	3-20	0%
Leasehold improvements, including port facilities . . .	Shorter of the remaining lease term or related asset life (3-30)	0%

The cost of ships under construction includes progress payments for the construction of new ships, as well as design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items. Any liquidated damages received from shipyards are recorded as reductions to the cost basis of the ship.

We have a capital program for the improvement of our ships and for asset replacements to enhance the effectiveness and efficiency of our operations; to comply with, or exceed, all relevant legal and statutory requirements related to health, environment, safety, security and sustainability; and to gain strategic benefits or provide improved product innovations to our guests. We account for ship improvement costs, including replacements of certain significant components and parts, by capitalizing those costs we believe add value to

our ships and have a useful life greater than one year and depreciating those improvements over their estimated remaining useful life. The costs of repairs and maintenance, including those incurred when a ship is taken out-of-service for scheduled maintenance, and minor improvement costs and expenses, are charged to expense as incurred.

In addition, specifically identified or estimated cost and accumulated depreciation of previously capitalized ship components are written-off upon retirement, which may result in a loss on disposal that is also included in other operating expenses.

We have estimated our ships' useful lives at 30 years and residual values at 15% of our original ship cost. Our ships' useful life and residual value estimates take into consideration the estimated weighted-average useful lives of the ships' major component systems, such as hull, superstructure, main electric, engines and cabins. We also take into consideration the impact of technological changes, historical useful lives of similarly-built ships, long-term cruise and vacation market conditions and regulatory changes, including those related to the environment and climate change. We determine the residual value of our ships based on our long-term estimates of their resale value at the end of their useful lives to us but before the end of their physical and economic lives to others, historical resale values of our and other cruise ships as well as our expectations of the long-term viability of the secondary cruise ship market. We review estimated useful lives and residual values for reasonableness whenever events or circumstances significantly change.

We evaluate ship asset impairments at the individual ship level which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. We review our ships for impairment whenever events or circumstances indicate that the carrying value of a ship may not be recoverable. If estimated future cash flows are less than the carrying value of a ship, an impairment charge is recognized to the extent its carrying value exceeds its estimated fair value.

Leases

Substantially all of our leases for which we are the lessee are operating leases of port facilities and real estate and are included within operating lease right-of-use assets, net, long-term operating lease liabilities and current portion of operating lease liabilities in our Consolidated Balance Sheets. We determine if an arrangement is or contains a lease at the lease inception date by evaluating whether the arrangement conveys the right to use an identified asset and whether we obtain substantially all of the economic benefits from and have the ability to direct the use of the asset.

We have port facilities and real estate lease agreements with lease and non-lease components, and in such cases, we account for the components as a single lease component.

We do not recognize lease assets and lease liabilities for any leases that have an initial term of twelve months or less and do not include an option to purchase the underlying asset that we are reasonably certain to exercise. For some of our port facilities and real estate lease agreements, we have the option to extend our current lease term by 1 to 10 years. Generally, we do not include renewal options as a component of our present value calculation as we are not reasonably certain that we will exercise the options.

As our leases do not have a readily determinable implicit rate, we estimate the incremental borrowing rate ("IBR") to determine the present value of lease payments. We apply judgment in determining the IBR including considering the term of the lease, the currency in which the lease is denominated, and the impact of collateral and our credit risk on the rate.

We recognize lease expense for our operating leases on a straight-line basis over the lease term.

Goodwill and Other Intangibles

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in a business acquisition. We review our goodwill for impairment as of July 31 every year, or more frequently if events or circumstances dictate. All of our goodwill has been allocated to our reporting units. The impairment review for goodwill allows us to first assess qualitative factors to determine whether it is necessary to perform a more detailed quantitative goodwill impairment test. We would perform the quantitative test if our qualitative assessment determined it is more-likely-than-not that a reporting unit's estimated fair value is less than its carrying amount. We may also elect to bypass the qualitative assessment and proceed directly to the quantitative test for any reporting unit. When performing the quantitative test, if the estimated fair value of the reporting unit exceeds its carrying value, no further analysis is required. However, if the estimated fair value of the reporting unit is less than the carrying value, goodwill is written down based on

the difference between the reporting unit's carrying amount and its fair value, limited to the amount of goodwill allocated to the reporting unit. Judgment is required in estimating the fair value of our reporting unit.

Trademarks represent substantially all of our other intangibles. Trademarks are estimated to have an indefinite useful life and are not amortizable but are reviewed for impairment at least annually and as events or circumstances dictate. The impairment review for trademarks also allows us to first assess qualitative factors to determine whether it is necessary to perform a more detailed quantitative trademark impairment test. We would perform the quantitative test if our qualitative assessment determined it was more-likely-than-not that the trademarks are impaired. We may also elect to bypass the qualitative assessment and proceed directly to the quantitative test. Our trademarks would be considered impaired if their carrying value exceeds their estimated fair value.

Emission Allowances

We became subject to the EU Emissions Trading System ("ETS") on January 1, 2024, which includes a three-year phase-in period. The ETS regulates emissions through a "cap and trade" principle, where a cap is set on the total amount of certain emissions that can be emitted and requires us to procure emission allowances for certain emissions inside EU waters (as defined in the ETS). Emission allowances are recorded at cost and are included in prepaid expenses and other or other assets. Purchases of emission allowances are classified as operating activities in our Consolidated Statements of Cash Flows. Emission obligations are recorded when generated and are included in accrued liabilities and other and other long-term liabilities. The funded portion of the emission obligations are measured at the carrying value of the emission allowances and the unfunded portion of emission obligations is measured at the fair value of emission allowances necessary to settle. We record expense for emissions in EU waters in fuel expense in the period incurred. Emission allowances and obligations are derecognized when surrendered based on the first-in, first-out method, and are non-cash activities.

Equity Method Investments

Equity method investments are initially recognized at cost and are included in other assets in the Consolidated Balance Sheets. Our proportionate interest in their results is included in other income (expense), net in the Consolidated Statements of Income (Loss).

Debt and Debt Issuance Costs

Debt is recorded at initial fair value, which normally reflects the proceeds received by us, net of debt issuance costs. Debt is subsequently stated at amortized cost. Debt issuance costs, discounts and premiums are generally amortized to interest expense using the straight-line method, which approximates the effective interest method, over the term of the debt. Debt issuance costs related to a recognized debt liability are presented in the Consolidated Balance Sheets as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. For our revolving facility, and those export credit facilities not yet drawn, the related debt issuance costs are deferred and recorded as an asset. Debt instruments are evaluated for the existence of features that require separation and accounting as a derivative. In our Consolidated Statements of Cash Flows, debt issuance costs paid to lenders related to a recognized debt liability are netted against the proceeds from the related long-term debt while debt issuance costs paid to third parties, or related to undrawn credit facilities, are presented separately within financing activities.

Derivatives and Other Financial Instruments

We have in the past and may in the future utilize derivative and non-derivative financial instruments, such as foreign currency forwards, options and swaps, foreign currency debt obligations and foreign currency cash balances, to manage our exposure to fluctuations in certain foreign currency exchange rates. We use interest rate swaps primarily to manage our interest rate exposure to achieve a desired proportion of fixed and floating rate debt. Our policy is to not use financial instruments for trading or other speculative purposes.

All derivatives are recorded at fair value. If a derivative is designated as a cash flow hedge, then the change in the fair value of the derivative is recognized as a component of AOCI until the underlying hedged item is recognized in earnings or the forecasted transaction is no longer probable. If a derivative or a non-derivative financial instrument is designated as a hedge of our net investment in a foreign operation, then changes in the effective portion of the fair value of the financial instrument are recognized as a component of AOCI to offset the change in the translated value of the designated portion of net investment being hedged until the

investment is sold or substantially liquidated, while the impact attributable to components excluded from the assessment of hedge effectiveness is recorded in interest expense, net of capitalized interest, on a systematic and rational basis. For derivatives that do not qualify for hedge accounting treatment, the change in fair value is recognized in earnings.

We classify the fair value of all our derivative contracts as either current or long-term, depending on the maturity date of the derivative contract. The cash flows from derivatives treated as cash flow hedges are classified in our Consolidated Statements of Cash Flows in the same category as the item being hedged.

Derivative valuations are based on observable inputs such as interest rates and commodity price curves, forward currency exchange rates, credit spreads, maturity dates, volatilities, and cross currency basis spreads. We use the income approach to value derivatives for foreign currency options and forwards, interest rate swaps and cross currency swaps using observable market data for all significant inputs and standard valuation techniques to convert future amounts to a single present value amount, assuming that participants are motivated but not compelled to transact.

Foreign Currency Translation and Transactions

These consolidated financial statements are presented in U.S. dollars. Each foreign entity determines its functional currency by reference to its primary economic environment. Our most significant foreign entities utilize the U.S. dollar, Euro, Sterling or the Australian dollar as their functional currencies. We translate the assets and liabilities of our foreign entities that have functional currencies other than the U.S. dollar at exchange rates in effect at the balance sheet date. Revenues and expenses of these foreign entities are translated at the average rate for the period. Equity is translated at historical rates and the resulting foreign currency translation adjustments are included as a component of AOCI, which is a separate component of shareholders' equity. Therefore, the U.S. dollar value of the non-equity translated items in our consolidated financial statements will fluctuate from period to period, depending on the changing value of the U.S. dollar versus these currencies.

We execute transactions in a number of different currencies. At the date that the transaction is recognized, each asset, liability, revenue, expense, gain or loss arising from the transaction is measured and recorded in the functional currency of the recording entity using the exchange rate in effect at that date. At each balance sheet date, recorded monetary balances denominated in a currency other than the functional currency are adjusted using the exchange rate at the balance sheet date, with gains or losses recorded in other income or other expense, unless such monetary balances have been designated as hedges of net investments in our foreign entities. The net gains or losses resulting from foreign currency transactions were not material in 2024, 2023 and 2022. In addition, the unrealized gains or losses on our long-term intercompany receivables and payables which are denominated in a non-functional currency and which are not expected to be repaid in the foreseeable future are recorded as foreign currency translation adjustments included as a component of AOCI.

Revenue and Expense Recognition

Guest cruise deposits and advance onboard purchases are initially included in customer deposits when received. Customer deposits are subsequently recognized as cruise revenues, together with revenues from onboard and other activities, and all associated direct costs and expenses of a voyage are recognized as cruise costs and expenses, upon completion of voyages with durations of ten nights or less and on a pro rata basis for voyages in excess of ten nights. The impact of recognizing these shorter duration cruise revenues and costs and expenses on a completed voyage basis versus on a pro rata basis is not material. Certain of our product offerings are bundled and we allocate the value of the bundled services and goods between passenger ticket revenues and onboard and other revenues based upon the estimated standalone selling prices of those goods and services. Future travel discount vouchers are included as a reduction of cruise passenger ticket revenues when such vouchers are utilized. Guest cancellation fees, when applicable, are recognized in passenger ticket revenues at the time of cancellation.

Our sales to guests of air and other transportation to and from airports near the home ports of our ships are included in passenger ticket revenues, and the related costs of these services are included in prepaid expenses and other when paid prior to the start of a voyage and are subsequently recognized in transportation costs at the time of revenue recognition. The cost of prepaid air and other transportation costs at November 30, 2024 was $219 million. The proceeds that we collect from the sales of third-party shore excursions are included in onboard and other revenues and the related costs are included in onboard and other costs. The amounts collected on behalf of our onboard concessionaires, net of the amounts remitted

to them, are included in onboard and other revenues as concession revenues. All of these amounts are recognized on a completed voyage or pro rata basis as discussed above.

Fees, taxes and charges that vary with guest head counts are expensed in commissions, transportation and other costs when the corresponding revenues are recognized. The remaining portion of fees, taxes and charges are expensed in other operating expenses when the corresponding revenues are recognized.

Revenues and expenses from our hotel and transportation operations, which are included in our Tour and Other segment, are recognized at the time the services are performed.

Customer Deposits

Our payment terms generally require an initial deposit to confirm a reservation, with the balance due prior to the voyage. Cash received from guests in advance of the cruise is recorded in customer deposits and in other long-term liabilities on our Consolidated Balance Sheets. These amounts include refundable deposits. We had total customer deposits of $6.8 billion and $6.4 billion as of November 30, 2024 and 2023, which includes approximately $25 million of unredeemed Future Cruise Credits ("FCCs") as of November 30, 2024. At November 30, 2023, we had approximately $134 million of unredeemed FCCs, of which $111 million were refundable. During 2024 and 2023, we recognized revenues of $5.5 billion and $4.1 billion related to our customer deposits as of November 30, 2023 and 2022. Our customer deposits balance changes due to the seasonal nature of cash collections, which typically results from higher ticket prices and occupancy levels during the third quarter, the recognition of revenue, refunds of customer deposits and foreign currency changes.

Contract Costs

We recognize incremental travel agent commissions and credit and debit card fees incurred as a result of obtaining the ticket contract as assets when paid prior to the start of a voyage. We record these amounts within prepaid expenses and other and subsequently recognize these amounts as commissions, transportation and other at the time of revenue recognition or at the time of voyage cancellation. We had incremental costs of obtaining contracts with customers recognized as assets of $336 million and $294 million as of November 30, 2024 and 2023.

Insurance

We use a combination of insurance and self-insurance to cover a number of risks including illness and injury to crew, guest injuries, pollution, other third-party claims in connection with our cruise activities, damage to hull and machinery for each of our ships, war risks, workers' compensation, directors' and officers' liability, property damage and general liability for shoreside third-party claims. We recognize insurance recoverables from third-party insurers up to the amount of recorded losses at the time the recovery is probable and upon settlement for amounts in excess of the recorded losses. All of our insurance policies are subject to coverage limits, exclusions and deductible levels. The liabilities associated with crew illnesses and crew and guest injury claims, including all legal costs, are estimated based on the specific merits of the individual claims or actuarially estimated based on historical claims experience, loss development factors and other assumptions.

Selling and Administrative Expenses

Selling expenses include a broad range of advertising, marketing and promotional expenses. Advertising is charged to expense as incurred, except for media production costs, which are expensed upon the first airing of the advertisement. Selling expenses totaled $925 million in 2024, $851 million in 2023 and $744 million in 2022. Administrative expenses represent the costs of our shoreside support, reservations and other administrative functions, and include salaries and related benefits, professional fees and building occupancy costs, which are typically expensed as incurred.

Share-Based Compensation

We recognize compensation expense for all share-based compensation awards using the fair value method. For time-based share awards, we recognize compensation cost ratably using the straight-line attribution method over the expected vesting period or to the retirement eligibility date, if earlier than the vesting period. For performance-based share awards, we estimate compensation cost based on the probability of the performance condition being achieved and recognize expense ratably using the straight-line attribution

method over the expected vesting period. If all or a portion of the performance condition is not expected to be met, the appropriate amount of previously recognized compensation expense is reversed and future compensation expense is adjusted accordingly. We account for forfeitures as they occur.

Earnings Per Share

Basic earnings per share is computed by dividing net income (loss) by the weighted-average number of shares outstanding during each period. Diluted earnings per share is computed by dividing net income by the weighted-average number of shares and common stock equivalents outstanding during each period including the dilutive effect of convertible notes using the if-converted method. For earnings per share purposes, Carnival Corporation common stock and Carnival plc ordinary shares are considered a single class of shares since they have equivalent rights.

Accounting Pronouncements

In September 2022, the Financial Accounting Standards Board ("FASB") issued guidance, *Liabilities-Supplier Finance Programs — Disclosure of Supplier Finance Program Obligations.* This guidance requires that a buyer in a supplier finance program disclose sufficient information about the program to allow a user of financial statements to understand the program's nature, activity during the period, changes from period to period, and potential magnitude. On December 1, 2023, we adopted this guidance using the retrospective method for each period presented. The adoption of this guidance had no impact on our consolidated financial statements and related disclosures.

In November 2023, the FASB issued guidance, *Segment Reporting — Improvements to Reportable Segment Disclosures.* This guidance requires annual and interim disclosure of significant segment expenses that are provided to the chief operating decision maker ("CODM") as well as interim disclosures for all reportable segments' profit or loss and assets. This guidance also requires disclosure of the title and position of the CODM and an explanation of how the CODM uses the reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. This guidance is required to be adopted by us in 2025. We are currently evaluating the impact this guidance will have on our consolidated financial statements and related disclosures.

In December 2023, the FASB issued guidance, *Income Taxes — Improvements to Income Tax Disclosures.* This guidance requires disaggregation of rate reconciliation categories and income taxes paid by jurisdiction, as well as other amendments relating to income tax disclosures. This guidance is required to be adopted by us in 2026. We are currently evaluating the impact this guidance will have on our consolidated financial statements and related disclosures.

In November 2024, the FASB issued guidance, *Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures — Disaggregation of Income Statement Expenses.* This guidance requires annual and interim disclosure of disaggregated information for certain costs and expenses. This guidance is required to be adopted by us in 2028. We are currently evaluating the impact this guidance will have on our consolidated financial statements and related disclosures.

In November 2024, the FASB issued guidance, *Debt — Debt with Conversion and Other Options — Induced Conversions of Convertible Debt Instruments.* This guidance clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as induced conversions or extinguishments. This guidance is required to be adopted by us in 2027. We are currently evaluating the impact this guidance will have on our consolidated financial statements.

NOTE 3 — Property and Equipment

(in millions)	November 30,	
	2024	**2023**
Ships and ship improvements	$ 58,649	$ 55,026
Ships under construction	535	1,284
Other property and equipment	4,705	4,213
Total property and equipment	63,889	60,523
Less accumulated depreciation	(22,094)	(20,407)
	$ 41,795	$ 40,116

Capitalized interest amounted to $61 million in 2024, $64 million in 2023 and $48 million in 2022.

Sales of Ships

During 2024, we completed the sale of one North America and Australia ("NAA") segment ship, which represents a passenger-capacity reduction of 2,000 berths. We will continue to operate this ship under a bareboat charter agreement through February 2025.

Refer to Note 10 — "Fair Value Measurements, Derivative Instruments and Hedging Activities and Financial Risks, Nonfinancial Instruments that are Measured at Fair Value on a Nonrecurring Basis, Impairment of Ships" for additional discussion.

NOTE 4 — Equity Method Investments

At November 30, 2024 and 2023, we had a 49% and 40% noncontrolling interest in Grand Bahama Shipyard Ltd. ("Grand Bahama"), a ship repair and maintenance facility. During 2024, we acquired an additional 9% ownership interest in Grand Bahama. As of November 30, 2024, our investment in Grand Bahama was $45 million, consisting of $28 million in equity and a loan of $18 million. As of November 30, 2023, our investment in Grand Bahama was $43 million, consisting of $25 million in equity and a loan of $18 million. Grand Bahama provided an immaterial amount of services to us in 2024, 2023 and 2022.

We have a 50% noncontrolling interest in Floating Docks S. de RL. ("Floating Docks"), an entity that will purchase two floating drydocks and will then lease them to Grand Bahama. As of November 30, 2024 and 2023 our investment in Floating Docks was $81 million and $21 million. We have provided payment guarantees on behalf of Floating Docks. As of November 30, 2024 and 2023, the amounts outstanding under these guarantees were $37 million and $46 million.

In November 2024, we entered into an agreement to sell one-third of our interest in Grand Bahama and Floating Docks. The closing is subject to government approval. If approved, the sale will not have a material impact to our consolidated financial statements.

We have a 45% noncontrolling interest in the White Pass & Yukon Route ("White Pass") that includes port, railroad and retail operations in Skagway, Alaska. White Pass provided an immaterial amount of services to us in 2024, 2023 and 2022. In 2022, we evaluated whether our investment in White Pass was other than temporarily impaired and performed an impairment assessment. As a result of our assessment, we recognized impairment charges for 2022 of $30 million in other income (expense), net. As of November 30, 2024, our investment in White Pass was $58 million, consisting of $26 million in equity and a loan of $32 million. As of November 30, 2023, our investment in White Pass was $53 million, consisting of $21 million in equity and a loan of $32 million.

During 2023, we completed the exit of our noncontrolling interest in Adora Cruises Limited, formerly CSSC Carnival Cruise Shipping Limited, a China-based cruise company ("Adora Cruises"), and recognized losses on exit of $21 million within other income (expense).

Our proportionate interest in the results of our equity method investments is not material.

NOTE 5 — Debt

(in millions)	Maturity	Rate (a)	November 30, 2024	November 30, 2023
Secured Subsidiary Guaranteed				
Notes				
Notes	Jun 2027	7.9%	$ 192	$ 192
Notes (b)	Aug 2027	9.9%	—	623
Notes	Aug 2028	4.0%	2,406	2,406
Notes	Aug 2029	7.0%	500	500
Loans				
EUR floating rate (b)	Jun 2025	EURIBOR + 3.8%	—	851
Floating rate	Aug 2027 – Oct 2028	SOFR + 2.8% (c)	2,449	3,567
Total Secured Subsidiary Guaranteed			5,547	8,138
Senior Priority Subsidiary Guaranteed				
Notes	May 2028	10.4%	2,030	2,030
Unsecured Subsidiary Guaranteed				
Notes				
Convertible Notes	Oct 2024	5.8%	—	426
Notes	Mar 2026	7.6%	1,351	1,351
EUR Notes (b)	Mar 2026	7.6%	—	550
Notes (b)	Mar 2027	5.8%	2,722	3,100
Convertible Notes	Dec 2027	5.8%	1,131	1,131
Notes	May 2029	6.0%	2,000	2,000
EUR Notes	Jan 2030	5.8%	528	—
Notes	Jun 2030	10.5%	1,000	1,000
Loans				
EUR floating rate (b) (d)	Apr 2025	EURIBOR + 3.3%	211	678
Export Credit Facilities				
Floating rate	Dec 2031	SOFR + 1.2% (e)	514	583
Fixed rate	Aug 2027 – Dec 2032	2.4 – 3.4%	2,370	2,756
EUR floating rate	Mar 2025 – Nov 2034	EURIBOR + 0.2 – 0.8%	2,590	3,086
EUR fixed rate	Feb 2031 – Sep 2037	1.1 – 4.0%	5,386	3,652
Total Unsecured Subsidiary Guaranteed			19,803	20,312
Unsecured Notes (No Subsidiary Guarantee)				
Notes	Jan 2028	6.7%	200	200
EUR Notes	Oct 2029	1.0%	633	659
Total Unsecured Notes (No Subsidiary Guarantee)			833	859
Total Debt			28,213	31,339
Less: unamortized debt issuance costs and discounts			(738)	(768)
Total Debt, net of unamortized debt issuance costs and discounts			27,475	30,572
Less: current portion of long-term debt			(1,538)	(2,089)
Long-Term Debt			$ 25,936	$ 28,483

(a) The reference rates, together with any applicable credit adjustment spread, for substantially all of our variable debt have 0.0% to 0.75% floors.

(b) See "***Debt Prepayments***" below.

(c) As part of the repricing of our senior secured term loans, we amended the loans' margin from 3.0% – 3.4% (inclusive of credit adjustment spread) to 2.8%. See "Repricing of senior secured term loans" below.

(d) The maturity of the principal amount of $211 million was extended from April 2024 to April 2025.

(e) Includes applicable credit adjustment spread.

Carnival Corporation and/or Carnival plc is the primary obligor of all our outstanding debt excluding the following:

- $2.9 billion under an undrawn $1.9 billion, €0.9 billion and £0.1 billion multi-currency revolving credit facility ("Revolving Facility") of Carnival Holdings (Bermuda) II Limited ("Carnival Holdings II"), a subsidiary of Carnival Corporation
- $2.0 billion of senior priority notes (the "2028 Senior Priority Notes"), issued by Carnival Holdings (Bermuda) Limited ("Carnival Holdings"), a subsidiary of Carnival Corporation
- $0.9 billion under an export credit facility of Sun Princess Limited, a subsidiary of Carnival Corporation
- $0.2 billion under an export credit facility of Sun Princess II Limited, a subsidiary of Carnival Corporation

All of our outstanding debt is issued or guaranteed by substantially the same entities with the exception of the following:

- Our 2028 Senior Priority Notes, issued by Carnival Holdings, which does not guarantee our other outstanding debt
- The export credit facilities of Sun Princess Limited and Sun Princess II Limited, which do not guarantee our other outstanding debt
- The Revolving Facility of Carnival Holdings II, which does not guarantee our other outstanding debt

As of November 30, 2024, the scheduled maturities of our debt are as follows:

(in millions)

Year	Principal Payments
2025	$ 1,538
2026	2,683
2027	4,894
2028	8,726
2029	4,328
Thereafter	6,044
Total	$ 28,213

Revolving Facility

As of November 30, 2024, Carnival Holdings II had $2.9 billion available for borrowing under the Revolving Facility. Carnival Holdings II may continue to borrow or otherwise utilize available amounts under the Revolving Facility through August 2027, subject to the satisfaction of the conditions in the facility.

Borrowings under the Revolving Facility bear interest at a rate of term SOFR, in relation to any loan in U.S. dollars, EURIBOR, in relation to any loan in euros, or daily compounding SONIA, in relation to any loan in sterling, plus a margin based on the long-term credit ratings of Carnival Corporation. This facility also includes an emissions linked margin adjustment whereby, after the initial applicable margin is set per the margin pricing grid, the margin may be adjusted based on performance in achieving certain agreed annual GHG emissions goals. In addition, we are required to pay certain fees on the aggregate unused commitments under the Revolving Facility.

During 2023, in connection with the Revolving Facility, Carnival Corporation and Carnival plc contributed three unencumbered vessels with a net book value of $2.9 billion on the date of contribution (the "Revolving Facility Subject Vessels") to Carnival Holdings II with each of the vessels continuing to be operated under one of the Carnival Corporation & plc brands.

Repricing of Senior Secured Term Loans

During 2024, we entered into amendments with the lender syndicate to reprice $1.7 billion of our first-priority senior secured term loan facility maturing in 2028 and $1.0 billion of our first-priority senior secured term loan facility maturing in 2027, which are included within the total Secured Subsidiary Guaranteed Loans balance in the debt table above. Subsequent to November 30, 2024, we entered into further amendments with the lender syndicate to reprice the outstanding principal amounts under these facilities ("Repriced Loans"). The Repriced Loans bear interest at a rate per annum equal to SOFR with a 0.75% floor, plus a margin equal to 2.0%.

2030 Senior Unsecured Notes

During 2024, we issued $535 million aggregate principal amount of 5.8% senior unsecured euro notes due 2030. We used the net proceeds from the issuance, together with cash on hand, to redeem the outstanding principal amount of the 7.6% senior unsecured euro notes due 2026.

Debt Prepayments

During 2024, we made prepayments for the following debt instruments:

- Euro-denominated tranche of our first-priority senior secured term loan facility maturing in 2025
- First-priority senior secured term loan facilities maturing in 2027 and 2028
- 9.9% second-priority secured notes due 2027
- 7.6% senior unsecured euro notes due 2026
- 5.8% senior unsecured notes due 2027
- Euro floating rate loan due 2026

The aggregate amount of these prepayments was $3.8 billion.

Export Credit Facility Borrowings

During 2024, we borrowed $2.4 billion under export credit facilities due in semi-annual installments through 2037. As of November 30, 2024, we had $7.8 billion of undrawn export credit facilities to fund ship deliveries planned through 2033. As of November 30, 2024, the net book value of the vessels, excluding ships under construction, subject to negative pledges pursuant to export credit facilities was $18.5 billion.

Convertible Notes

On July 1, 2024, our 5.8% convertible senior notes due 2024 (the "2024 Convertible Notes") became convertible, at the option of the holders, at any time prior to the close of business on September 27, 2024. Pursuant to the terms of the indenture governing the 2024 Convertible Notes, we irrevocably elected to settle conversions of the 2024 Convertible Notes during this period in shares of Carnival Corporation common stock. Substantially all of the 2024 Convertible Notes were converted to shares of common stock, which resulted in the issuance of approximately 41.5 million shares of common stock, and the remaining principal balance was repaid at maturity on October 1, 2024.

In November 2022, we issued $1.1 billion aggregate principal amount of 5.8% convertible senior notes due 2027 (the "2027 Convertible Notes" and, together with the 2024 Convertible Notes, the "Convertible Notes"). The 2027 Convertible Notes mature on December 1, 2027, unless earlier repurchased or redeemed by us or earlier converted in accordance with their terms prior to the maturity date.

The 2027 Convertible Notes are convertible by holders, subject to the conditions described within the indenture governing the 2027 Convertible Notes, into cash, shares of Carnival Corporation common stock, or a combination thereof, at our election. The 2027 Convertible Notes have an initial conversion rate of approximately 75 shares of Carnival Corporation common stock per $1,000 principal amount of notes, equivalent to an initial conversion price of approximately $13.39 per share of common stock. The initial conversion price of the 2027 Convertible Notes is subject to certain anti-dilutive adjustments and may also increase if such 2027 Convertible Notes are converted in connection with a tax redemption or certain corporate events as described within the indenture governing the 2027 Convertible Notes. Effective December 1, 2024, the 2027 Convertible Notes became convertible for the period beginning December 1, 2024 and ending February 28, 2025. Refer to Note 15 — "Supplemental Cash Flow Information" for additional detail on transactions related to the 2027 Convertible Notes.

We may redeem the 2027 Convertible Notes, in whole but not in part, at any time on or prior to the 40th scheduled trading day immediately before the maturity date at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, if we or any guarantor would have to pay any additional amounts on the 2027 Convertible Notes due to a change in tax laws, regulations or rulings or a change in the official application, administration or interpretation thereof.

On or after December 5, 2025 and on or before the 40th scheduled trading day immediately before the maturity date, we may redeem for cash all or part of the 2027 Convertible Notes, at our option, if the last reported sale price of Carnival Corporation's common stock exceeds 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive), including the trading day immediately preceding

the date on which we provide notice of redemption, during the 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption. The redemption price will equal 100% of the principal amount of the 2027 Convertible Notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

The net carrying value of the Convertible Notes was as follows:

	November 30,	
(in millions)	2024	2023
Principal	$ 1,131	$ 1,557
Less: Unamortized debt discount and debt issue costs	(19)	(27)
	$ 1,112	$ 1,530

The interest expense recognized related to the Convertible Notes was as follows:

	November 30,		
(in millions)	2024	2023	2022
Contractual interest expense	$ 86	$ 91	$ 32
Amortization of debt discount and debt issue costs	8	9	29
	$ 94	$ 100	$ 61

As of November 30, 2024, the if-converted value above par was $1.0 billion on 84.5 million available shares for the 2027 Convertible Notes.

Collateral and Priority Pool

As of November 30, 2024, the net book value of our ships and ship improvements, excluding ships under construction, is $39.3 billion. Our secured debt is secured on a first-priority basis by certain collateral, which includes vessels and certain assets related to those vessels and material intellectual property (combined net book value of approximately $22.4 billion, including $20.8 billion related to vessels and certain assets related to those vessels) as of November 30, 2024 and certain other assets.

As of November 30, 2024, $8.0 billion in net book value of our ships and ship improvements relate to the priority pool vessels included in the priority pool of 12 unencumbered vessels (the "Senior Priority Notes Subject Vessels") for our 2028 Senior Priority Notes and $2.8 billion in net book value of our ship and ship improvements relate to the priority pool vessels included in the priority pool of the three Revolving Facility Subject Vessels for our Revolving Facility. As of November 30, 2024, there was no change in the identity of the Senior Priority Notes Subject Vessels or the Revolving Facility Subject Vessels.

Covenant Compliance

As of November 30, 2024, our Revolving Facility, unsecured loans and export credit facilities contain certain covenants listed below:

- Maintain minimum interest coverage (adjusted EBITDA to consolidated net interest charges, as defined in the agreements) at a ratio of not less than 2.0 to 1.0 for each testing date occurring from November 30, 2024 until May 31, 2025, at a ratio of not less than 2.5 to 1.0 for the August 31, 2025 and November 30, 2025 testing dates, and at a ratio of not less than 3.0 to 1.0 for the February 28, 2026 testing date onwards and as applicable through their respective maturity dates
- For certain of our unsecured loans and export credit facilities, maintain minimum issued capital and consolidated reserves (as defined in the agreements) of $5.0 billion
- Limit our debt to capital (as defined in the agreements) percentage to a percentage not to exceed 65%
- Maintain minimum liquidity of $1.5 billion
- Adhere to certain restrictive covenants through August 2027 (subject to such covenants terminating if we reach an investment grade credit rating in accordance with the agreement governing the Revolving Facility)
- Limit the amounts of our secured assets as well as secured and other indebtedness

At November 30, 2024, we were in compliance with the applicable covenants under our debt agreements. Generally, if an event of default under any debt agreement occurs, then, pursuant to cross-default and/or cross-acceleration clauses therein, substantially all of our outstanding debt and derivative contract payables could become due, and our debt and derivative contracts could be terminated. Any financial covenant amendment may lead to increased costs, increased interest rates, additional restrictive covenants and other available lender protections that would be applicable.

NOTE 6 — Contingencies

Litigation

We are routinely involved in legal proceedings, claims, disputes, regulatory matters and governmental inspections or investigations arising in the ordinary course of or incidental to our business. We have insurance coverage for certain of these claims and actions, or any settlement of these claims and actions, and historically the maximum amount of our liability, net of any insurance recoverables, has been limited to our self-insurance retention levels.

We record provisions in the consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated.

Legal proceedings and government investigations are subject to inherent uncertainties, and unfavorable rulings or other events could occur. Unfavorable resolutions could involve substantial monetary damages. In addition, in matters for which conduct remedies are sought, unfavorable resolutions could include an injunction or other order prohibiting us from selling one or more products at all or in particular ways, precluding particular business practices or requiring other remedies. An unfavorable outcome might result in a material adverse impact on our business, results of operations, financial position or liquidity.

As previously disclosed, on May 2, 2019, the Havana Docks Corporation filed a lawsuit against Carnival Corporation in the U.S. District Court for the Southern District of Florida under Title III of the Cuban Liberty and Democratic Solidarity Act, also known as the Helms-Burton Act, alleging that Carnival Corporation "trafficked" in confiscated Cuban property when certain ships docked at certain ports in Cuba, and that this alleged "trafficking" entitles the plaintiffs to treble damages. On March 21, 2022, the court granted summary judgment in favor of Havana Docks Corporation as to liability. On December 30, 2022, the court entered judgment against Carnival Corporation in the amount of $110 million plus $4 million in fees and costs. We appealed. On October 22, 2024, the Court of Appeals for the 11th Circuit reversed the District Court's judgment against us. The case will be remanded to the District Court for further proceedings in accordance with the decision. We believe the ultimate outcome of this matter will not have a material impact on our consolidated financial statements.

As of November 30, 2024, two purported class actions brought against us by former guests in the Federal Court in Australia and in Italy remain pending, as previously disclosed. These actions include claims based on a variety of theories, including negligence, gross negligence and failure to warn, physical injuries and severe emotional distress associated with being exposed to and/or contracting COVID-19 onboard our ships. On October 24, 2023, the court in the Australian matter held that we were liable for negligence and for breach of consumer protection warranties as it relates to the lead plaintiff. The court ruled that the lead plaintiff was not entitled to any pain and suffering or emotional distress damages on the negligence claim and awarded medical costs. In relation to the consumer protection warranties claim, the court found that distress and disappointment damages amounted to no more than the refund already provided to guests and therefore made no further award. Further proceedings will determine the applicability of this ruling to the remaining class participants. We continue to take actions to defend against the above claims. We believe the ultimate outcome of these matters will not have a material impact on our consolidated financial statements.

Regulatory or Governmental Inquiries and Investigations

We have been, and may continue to be, impacted by breaches in data security and lapses in data privacy, which occur from time to time. These can vary in scope and range from inadvertent events to malicious motivated attacks.

We have incurred legal and other costs in connection with cyber incidents that have impacted us. The penalties and settlements paid in connection with cyber incidents over the last three years were not material. While these incidents did not have a material adverse effect on our business, results of operations, financial position or liquidity, no assurances can be given about the future and we may be subject to future attacks, incidents or litigation that could have such a material adverse effect.

On March 14, 2022, the U.S. Department of Justice and the U.S. Environmental Protection Agency notified us of potential civil penalties and injunctive relief for alleged Clean Water Act violations by owned and operated vessels covered by the 2013 Vessel General Permit. We are working with these agencies to reach a resolution of this matter. We believe the ultimate outcome will not have a material impact on our consolidated financial statements.

Under the European Union Treaty, certain economic benefits that are provided under Italian law are subject to approval on a periodic basis by the European Commission, with the most recent approval granted through December 31, 2023. One of our subsidiaries continues to receive and recognize these benefits. The Italian Government has requested approval for these benefits to continue to be applied after December 31, 2023. The timing of the European Commission's decision is uncertain and could take more than a year. If the European Commission were to deny a portion or all of the benefits, the Italian Government may be required to retroactively disallow these benefits and seek reimbursement from us which would result in a reversal of the recognition of such benefits, which depending on the timing of resolution, could have a material impact on our consolidated financial statements.

Other Contingent Obligations

Some of the debt contracts we enter into include indemnification provisions obligating us to make payments to the counterparty if certain events occur. These contingencies generally relate to changes in taxes or changes in laws which increase the lender's costs. There are no stated or notional amounts included in the indemnification clauses, and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses.

We have agreements with a number of credit card processors that transact customer deposits related to our cruise vacations. Certain of these agreements allow the credit card processors to request, under certain circumstances, that we provide a capped reserve fund in cash. Although the agreements vary, these requirements may generally be satisfied either through a withheld percentage of customer payments or providing cash funds directly to the credit card processor.

As of November 30, 2024 we were not required to maintain any reserve funds or compensating deposits. As of November 30, 2023, we had $844 million in reserve funds and $158 million in compensating deposits we were required to maintain, which were included within other assets.

NOTE 7 — Ship Commitments

As of November 30, 2024, our new ship growth capital commitments were $0.9 billion, $0.4 billion, $1.3 billion, $1.3 billion, $1.5 billion and $3.2 billion for the years ending November 30, 2025, 2026, 2027, 2028, 2029 and thereafter.

NOTE 8 — Taxation

A summary of our principal taxes and exemptions in the jurisdictions where our significant operations are located is as follows:

U.S. Income Tax

We are primarily foreign corporations engaged in the business of operating cruise ships in international transportation. We also own and operate, among other businesses, the U.S. hotel and transportation business of Holland America Princess Alaska Tours through U.S. corporations.

Our North American cruise ship businesses and certain ship-owning subsidiaries are engaged in a trade or business within the U.S. Depending on its itinerary, any particular ship may generate income from sources within the U.S. We believe that our U.S. source income and the income of our ship-owning subsidiaries, to the extent derived from, or incidental to, the international operation of a ship or ships, is exempt from U.S. federal income and branch profit taxes.

Our domestic U.S. operations, principally the hotel and transportation business of Holland America Princess Alaska Tours, are subject to federal and state income taxation in the U.S.

In general, under Section 883 of the Internal Revenue Code, certain non-U.S. corporations (such as our North American cruise ship businesses) are not subject to U.S. federal income tax or branch profits tax on U.S. source income derived from, or incidental to, the international operation of a ship or ships. Applicable

U.S. Treasury regulations provide in general that a foreign corporation will qualify for the benefits of Section 883 if, in relevant part, (i) the foreign country in which the foreign corporation is organized grants an equivalent exemption to corporations organized in the U.S. in respect of each category of shipping income for which an exemption is being claimed under Section 883 (an "equivalent exemption jurisdiction") and (ii) the foreign corporation meets a defined publicly-traded corporation stock ownership test (the "publicly-traded test"). Subsidiaries of foreign corporations that are organized in an equivalent exemption jurisdiction and meet the publicly-traded test also benefit from Section 883. We believe that Panama is an equivalent exemption jurisdiction and that Carnival Corporation currently satisfies the publicly-traded test under the regulations. Accordingly, substantially all of Carnival Corporation's income is exempt from U.S. federal income and branch profit taxes.

Regulations under Section 883 list certain activities that the Internal Revenue Service ("IRS") does not consider to be incidental to the international operation of ships and, therefore, the income attributable to such activities, to the extent such income is U.S. source, does not qualify for the Section 883 exemption. Among the activities identified as not incidental are income from the sale of air transportation, transfers, shore excursions and pre- and post-cruise land packages to the extent earned from sources within the U.S.

We believe that the U.S. source transportation income earned by Carnival plc and its subsidiaries qualifies for exemption from U.S. federal income tax under applicable bilateral U.S. income tax treaties.

Carnival Corporation, Carnival plc and certain subsidiaries are subject to various U.S. state income taxes generally imposed on each state's portion of the U.S. source income subject to U.S. federal income taxes. However, the state of Alaska imposes an income tax on its allocated portion of the total income of our companies doing business in Alaska and certain of their subsidiaries.

UK and Australian Income Tax

Cunard, P&O Cruises (UK) and P&O Cruises (Australia) are divisions of Carnival plc and have elected to enter the UK tonnage tax regime under a rolling ten-year term and, accordingly, reapply every year. Companies to which the tonnage tax regime applies pay corporation taxes on profits calculated by reference to the net tonnage of qualifying ships. UK corporation tax is not chargeable under the normal UK tax rules on these brands' relevant shipping income. Relevant shipping income includes income from the operation of qualifying ships and from shipping related activities.

For a company to be eligible for the regime, it must be subject to UK corporation tax and, among other matters, operate qualifying ships that are strategically and commercially managed in the UK. Companies within the UK tonnage tax regime are also subject to a seafarer training requirement.

Our UK non-shipping activities that do not qualify under the UK tonnage tax regime remain subject to normal UK corporation tax.

P&O Cruises (Australia) and all of the other cruise ships operated internationally by Carnival plc for the cruise segment of the Australian vacation region are exempt from Australian corporation tax by virtue of the UK/Australian income tax treaty.

Italian and German Income Tax

In December 2024, the European Commission formally approved the Italian tonnage tax rules for 10 years. In 2025, Costa and AIDA will elect to remain in the Italian tonnage tax regime through 2034. Companies to which the tonnage tax regime applies pay corporation taxes on shipping profits calculated by reference to the net tonnage of qualifying ships.

Our non-shipping activities that do not qualify under the Italian tonnage tax regime remain subject to normal Italian corporation tax.

Substantially all of AIDA's earnings are exempt from German income taxes by virtue of the Germany/Italy income tax treaty.

Global Minimum Tax

The Organization for Economic Co-operation and Development ("OECD") issued Model Rules for implementation of a 15% minimum tax for multinational enterprises as part of its initiative intended to address the tax challenges arising from globalization. Subject to certain requirements, the OECD Model Rules provide an exclusion for international shipping income.

The implementation of these rules will affect Carnival plc and its subsidiaries beginning in fiscal 2025 and Carnival Corporation and certain of its subsidiaries beginning in fiscal 2026. We expect Carnival plc and its subsidiaries will be eligible for the international shipping income exclusion based on their current structure. Carnival Corporation and certain of its subsidiaries intend to align into a single tax jurisdiction where the international shipping income for its North American brands is also expected to qualify for this exemption. As a result, we do not believe the application of these rules will have a material impact on our consolidated financial statements.

Other

In addition to or in place of income taxes, virtually all jurisdictions where our ships call impose taxes, fees and other charges based on guest counts, ship tonnage, passenger capacity or some other measure.

NOTE 9 — Shareholders' Equity

Carnival Corporation's Articles of Incorporation authorize its Boards of Directors, at its discretion, to issue up to 40.0 million shares of preferred stock. At November 30, 2024 and 2023, no Carnival Corporation preferred stock or Carnival plc preference shares had been issued.

Public Equity Offerings

In August 2022, we completed a public offering of 117.5 million shares of Carnival Corporation common stock at a price per share of $9.95, resulting in net proceeds of $1.2 billion.

Accumulated Other Comprehensive Income (Loss)

	November 30,		
(in millions)	**2024**	**2023**	**2022**
Cumulative foreign currency translation adjustments, net	$ (1,955)	$ (1,952)	$ (2,004)
Unrecognized pension expenses	(45)	(34)	(31)
Net gains on cash flow derivative hedges and other	26	48	53
	$ (1,975)	$ (1,939)	$ (1,982)

During 2024, 2023 and 2022, we had an immaterial amount of unrecognized pension expenses that were reclassified out of accumulated other comprehensive loss and were included within payroll and related expenses and selling and administrative expenses.

NOTE 10 — Fair Value Measurements, Derivative Instruments and Hedging Activities and Financial Risks

Fair Value Measurements

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and is measured using inputs in one of the following three categories:

- Level 1 measurements are based on unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation of these items does not entail a significant amount of judgment
- Level 2 measurements are based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active or market data other than quoted prices that are observable for the assets or liabilities
- Level 3 measurements are based on unobservable data that are supported by little or no market activity and are significant to the fair value of the assets or liabilities

Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, certain estimates of fair value presented herein are not necessarily indicative of the amounts that could be realized in a current or future market exchange.

Financial Instruments that are not Measured at Fair Value on a Recurring Basis

| (in millions) | November 30, 2024 | | | | November 30, 2023 | | | |
| | Carrying Value | Fair Value | | | Carrying Value | Fair Value | | |
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Liabilities								
Fixed rate debt (a)	$22,449	$ —	$23,241	$ —	$22,575	$ —	$21,503	$ —
Floating rate debt (a)	5,764	—	5,685	—	8,764	—	8,225	—
Total	$28,213	$ —	$28,927	$ —	$31,339	$ —	$29,728	$ —

(a) The debt amounts above do not include the impact of interest rate swaps or debt issuance costs and discounts. The fair values of our publicly-traded notes were based on their unadjusted quoted market prices in markets that are not sufficiently active to be Level 1 and, accordingly, are considered Level 2. The fair values of our other debt were estimated based on current market interest rates being applied to this debt.

Financial Instruments that are Measured at Fair Value on a Recurring Basis

| (in millions) | November 30, 2024 | | | November 30, 2023 | | |
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets						
Cash equivalents (a)	$ 404	$ —	$ —	$ 1,021	$ —	$ —
Derivative financial instruments	—	2	—	—	22	—
Total	$ 404	$ 2	$ —	$ 1,021	$ 22	$ —
Liabilities						
Derivative financial instruments	$ —	$ 4	$ —	$ —	$ 28	$ —
Total	$ —	$ 4	$ —	$ —	$ 28	$ —

(a) Consists of money market funds and cash investments with original maturities of less than 90 days.

Nonfinancial Instruments that are Measured at Fair Value on a Nonrecurring Basis

Valuation of Goodwill and Trademarks

As of July 31, 2024, we performed our annual goodwill and trademark impairment reviews and determined there was no impairment for goodwill or trademarks.

As of November 30, 2024 and November 30, 2023, goodwill for our NAA segment was $579 million.

| (in millions) | Trademarks | | |
	NAA Segment	Europe Segment	Total
At November 30, 2022	$ 927	$ 224	$ 1,151
Exchange movements	—	14	14
At November 30, 2023	927	237	1,164
Exchange movements	—	(4)	(4)
At November 30, 2024	$ 927	$ 234	$ 1,161

Impairment of Ships

In 2022, we determined that two ships had net carrying values that exceeded their respective estimated undiscounted future cash flows. We then estimated the fair value of these ships, based on their estimated selling values, and recognized ship impairment charges of $428 million which are included in ship and other impairments in our Consolidated Statements of Income (Loss). On a segment level, we recognized $8 million for our NAA segment and $421 million for our Europe segment. The principal assumption used in determining the fair value of these ships were the estimated sales proceeds, which are considered a Level 3 input.

We believe we have made reasonable estimates and judgments as part of our assessments. A change in the principal judgments or estimates may result in a need to perform additional impairment reviews.

Refer to Note 2 — "Summary of Significant Accounting Policies, Preparation of Consolidated Financial Statements" for additional discussion.

Derivative Instruments and Hedging Activities

		November 30,	
(in millions)	**Balance Sheet Location**	**2024**	**2023**
Derivative assets			
Derivatives designated as hedging instruments			
Interest rate swaps (a)	Prepaid expenses and other	$ 2	$ —
	Other assets	—	22
Derivatives not designated as hedging instruments			
Interest rate swaps (a)	Prepaid expenses and other	—	1
Total derivative assets		$ 2	$ 22
Derivative liabilities			
Derivatives designated as hedging instruments			
Cross currency swaps (b)	Other long-term liabilities	$ —	$ 12
Interest rate swaps (a)	Other long-term liabilities	4	16
Total derivative liabilities		$ 4	$ 28

(a) We have interest rate swaps whereby we receive floating interest rate payments in exchange for making fixed interest rate payments. These interest rate swap agreements effectively changed $11 million at November 30, 2024 and $46 million at November 30, 2023 of EURIBOR-based floating rate euro debt to fixed rate euro debt, and $1.0 billion at November 30, 2024 and $2.5 billion at November 30, 2023 of SOFR-based variable rate debt to fixed rate debt. In 2024, we terminated a portion of our SOFR-based interest rate swaps with a notional amount of $1.5 billion. As of November 30, 2024 and November 30, 2023, the EURIBOR-based interest rate swaps settle through 2025 and were not designated as cash flow hedges; the SOFR-based interest rate swaps settle through 2027 and were designated as cash flow hedges.

(b) At November 30, 2023, we had a cross currency swap with a notional amount of $670 million that was designated as a hedge of our net investment in foreign operations with euro-denominated functional currencies. This cross currency swap was terminated in 2024.

Our derivative contracts include rights of offset with our counterparties. As of November 30, 2024 and 2023, there was no netting for our derivative assets and liabilities. The amounts that were not offset in the balance sheet were not material.

The effect of our derivatives qualifying and designated as hedging instruments recognized in other comprehensive income (loss) and in net income (loss) was as follows:

	November 30,		
(in millions)	**2024**	**2023**	**2022**
Gains (losses) recognized in AOCI:			
Cross currency swaps – net investment hedges – included component	$ —	$ (4)	$ 72
Cross currency swaps – net investment hedges – excluded component	$ —	$ (4)	$ (26)
Interest rate swaps – cash flow hedges	$ 3	$ 32	$ 11
(Gains) losses reclassified from AOCI – cash flow hedges:			
Interest rate swaps – Interest expense, net of capitalized interest	$ (25)	$ (34)	$ 2
Foreign currency zero cost collars – Depreciation and amortization	$ (1)	$ (2)	$ (2)
Gains (losses) recognized on derivative instruments (amount excluded from effectiveness testing – net investment hedges)			
Cross currency swaps – Interest expense, net of capitalized interest	$ 2	$ 11	$ 5

The amount of gains and losses on derivatives not designated as hedging instruments recognized in earnings during the year ended November 30, 2024 and estimated cash flow hedges' unrealized gains and losses that are expected to be reclassified to earnings in the next twelve months are not material.

Financial Risks

Fuel Price Risks

We manage our exposure to fuel price risk by managing our consumption of fuel. Substantially all of our exposure to market risk for changes in fuel prices relates to the consumption of fuel on our ships. We manage fuel consumption through fleet optimization, energy efficiency, itinerary efficiency, and new technologies and alternative fuels.

Foreign Currency Exchange Rate Risks

Overall Strategy

We manage our exposure to fluctuations in foreign currency exchange rates through our normal operating and financing activities, including netting certain exposures to take advantage of any natural offsets and, when considered appropriate, through the use of derivative and non-derivative financial instruments. Our primary focus is to monitor our exposure to, and manage, the economic foreign currency exchange risks faced by our operations and realized if we exchange one currency for another. We consider hedging certain of our ship commitments and net investments in foreign operations. The financial impacts of our hedging instruments generally offset the changes in the underlying exposures being hedged.

Operational Currency Risks

Our operations primarily utilize the U.S. dollar, Euro, Sterling or the Australian dollar as their functional currencies. Our operations also have revenue and expenses denominated in non-functional currencies. Movements in foreign currency exchange rates affect our consolidated financial statements.

Investment Currency Risks

We consider our investments in foreign operations to be denominated in stable currencies and of a long-term nature. We have euro-denominated debt which provides an economic offset for our operations with euro functional currency. In addition, we have in the past and may in the future utilize derivative financial instruments, such as cross currency swaps, to manage our exposure to investment currency risks.

Newbuild Currency Risks

Our shipbuilding contracts are typically denominated in euros. At November 30, 2024, our newbuild currency exchange rate risk relates to euro-denominated newbuild contract payments for non-euro functional currency brands. The cost of shipbuilding orders that we may place in the future that are denominated in a different currency than our cruise brands' functional currency will be affected by foreign currency exchange rate fluctuations. These foreign currency exchange rate fluctuations may affect our decision to order new cruise ships. We have in the past and may in the future utilize derivative financial instruments, such as foreign currency derivatives, to manage our exposure to newbuild currency risks. Our decisions to hedge non-functional currency ship commitments for our cruise brands are made on a case-by-case basis, considering the amount and duration of the exposure, market volatility, economic trends, our overall expected net cash flows by currency and other offsetting risks.

Interest Rate Risks

We manage our exposure to fluctuations in interest rates through our debt portfolio management and investment strategies. We evaluate our debt portfolio to determine whether to make periodic adjustments to the mix of fixed and floating rate debt through the use of interest rate swaps and the issuance of new debt.

Concentrations of Credit Risk

As part of our ongoing control procedures, we monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. We seek to manage these credit

risk exposures, including counterparty nonperformance primarily associated with our cash and cash equivalents, investments, notes receivables, reserve funds related to customer deposits (when required), future financing facilities, contingent obligations, derivative instruments, insurance contracts and new ship progress payment guarantees, by:

- Conducting business with well-established financial institutions, insurance companies and export credit agencies
- Diversifying our counterparties
- Having guidelines regarding credit ratings and investment maturities that we follow to help safeguard liquidity and minimize risk
- Generally requiring collateral and/or guarantees to support notes receivable on significant asset sales and new ship progress payments to shipyards

We also monitor the creditworthiness of travel agencies and tour operators in Australia and Europe and credit and debit card providers to which we extend credit in the normal course of our business. Our credit exposure also includes contingent obligations related to cash payments received directly by travel agents and tour operators for cash collected by them on cruise sales in Australia and most of Europe where we are obligated to honor our guests' cruise payments made by them to their travel agents and tour operators regardless of whether we have received these payments.

Concentrations of credit risk associated with trade receivables and other receivables, charter-hire agreements and contingent obligations are not considered to be material, principally due to the large number of unrelated accounts, the nature of these contingent obligations and their short maturities. Normally, we have not required collateral or other security to support normal credit sales and have not experienced significant credit losses.

NOTE 11 — Leases

The components of expense were as follows:

| | | November 30, | | | | |
| | | | | | | |
(in millions)		2024		2023		2022
Operating lease expense	$	215	$	213	$	192
Variable lease expense (a) (b)	$	211	$	116	$	(39)

(a) Variable lease expense represents costs associated with our multi-year preferential berthing agreements which vary based on the number of passengers. These costs are recorded within commissions, transportation and other in our Consolidated Statements of Income (Loss). Variable lease expense related to operating leases, other than the port facilities, were not material to our consolidated financial statements.

(b) Several of our preferential berthing agreements have force majeure provisions which were in effect during the pause in guest cruise operations due to COVID-19.

During 2024, 2023 and 2022, the cash outflow for leases was materially consistent with the lease expense recognized and short-term lease costs were not material.

Right-of-use assets obtained in exchange for new and amended operating lease liabilities was $247 million in 2024 and $108 million in 2023.

Weighted average of the remaining lease terms and weighted average discount rates are as follows:

	November 30, 2024	November 30, 2023
Weighted average remaining lease term – operating leases (in years)	12	12
Weighted average discount rate – operating leases	5.9%	5.9%

As of November 30, 2024, maturities of operating lease liabilities were as follows:

(in millions)

Year		
2025	$	228
2026		227
2027		213
2028		200
2029		147
Thereafter		931
Total lease payments		1,947
Less: Present value discount		(545)
Present value of lease liabilities	$	1,402

For time charter arrangements where we are the lessor and for transactions with cruise guests related to the use of cabins, we do not separate lease and non-lease components since (1) the lease on a standalone basis would be classified as an operating lease and (2) the timing and pattern of transfer for the lease component and associated non-lease component are the same. As the non-lease components are the predominant components in the agreements, we account for these transactions under the Revenue Recognition guidance.

NOTE 12 — Segment Information

The chief operating decision maker, who is the President, Chief Executive Officer and Chief Climate Officer of Carnival Corporation and Carnival plc assesses performance and makes decisions to allocate resources for Carnival Corporation & plc based upon review of the results across all of our segments. The operating segments within each of our reportable segments have been aggregated based on the similarity of their economic and other characteristics, including geographic guest sourcing. Our four reportable segments are comprised of (1) NAA cruise operations, (2) Europe cruise operations ("Europe"), (3) Cruise Support and (4) Tour and Other.

Our Cruise Support segment includes our portfolio of leading port destinations and exclusive islands as well as other services, all of which are operated for the benefit of our cruise brands. Our Tour and Other segment represents the hotel and transportation operations of Holland America Princess Alaska Tours and other operations.

(in millions)	Revenues	Operating expenses	Selling and administrative	Depreciation and amortization	Operating income (loss)	Capital expenditures	Total assets
2024							
NAA	$ 16,802	$ 10,555	$ 1,952	$ 1,664	$ 2,631	$ 3,943	$ 30,892
Europe	7,710	4,734	961	676	1,340	270	15,042
Cruise Support . . .	255	156	320	193	(414)	382	2,732
Tour and Other . . .	255	193	19	24	18	32	390
	$ 25,021	$ 15,638	$ 3,252	$ 2,557	$ 3,574	$ 4,626	$ 49,057
2023							
NAA	$ 14,588	$ 9,587	$ 1,753	$ 1,495	$ 1,752	$ 1,932	$ 28,547
Europe	6,535	4,398	876	668	593	1,161	16,524
Cruise Support . . .	206	127	294	184	(399)	179	3,667
Tour and Other . . .	265	205	27	23	11	12	382
	$ 21,593	$ 14,317	$ 2,950	$ 2,370	$ 1,956	$ 3,284	$ 49,120
2022							
NAA	$ 8,281	$ 7,526	$ 1,517	$ 1,408	$ (2,170)	$ 2,568	$ 27,413
Europe	3,531	3,925	745	692	(1,830)	2,213	15,317
Cruise Support . . .	171	120	225	140	(315)	155	8,461
Tour and Other . . .	185	187	27	36	(64)	4	512
	$ 12,168	$ 11,757	$ 2,515	$ 2,275	$ (4,379)	$ 4,940	$ 51,703

Revenue by geographic areas, which are based on where our guests are sourced, were as follows:

(in millions)	Years Ended November 30,		
	2024	**2023**	**2022**
North America	$ 15,089	$ 13,112	$ 7,866
Europe	7,573	6,565	3,918
Australia	1,445	1,181	252
Other	915	735	132
	$ 25,021	$ 21,593	$ 12,168

Substantially all of our long-lived assets consist of our ships and move between geographic areas.

NOTE 13 — Compensation Plans and Post-Employment Benefits

Equity Plans

We issue our share-based compensation awards, which at November 30, 2024 included time-based share awards (restricted stock awards and restricted stock units) and performance-based share awards (restricted stock units) (collectively "equity awards"), under the Carnival Corporation and Carnival plc stock plans. Equity awards are principally granted to management level employees and members of our Boards of Directors. The plans are administered by the Compensation Committees which are made up of independent directors who determine which employees are eligible to participate, the monetary value or number of shares for which equity awards are to be granted and the amounts that may be exercised or sold within a specified term. We had an aggregate of 26.8 million shares available for future grant at November 30, 2024. We fulfill our equity award obligations using shares purchased in the open market or with unissued or treasury shares. Our equity awards generally vest over a three-year period, subject to earlier vesting under certain conditions.

	Shares	Weighted-Average Grant Date Fair Value
Outstanding at November 30, 2023	10,289,628	$ 11.45
Granted	5,746,531	$ 15.29
Vested	(3,802,982)	$ 13.91
Forfeited	(310,931)	$ 12.71
Outstanding at November 30, 2024	11,922,246	$ 12.48

As of November 30, 2024, there was $109 million of total unrecognized compensation cost related to equity awards, which is expected to be recognized over a weighted-average period of 1.6 years.

Single-employer Defined Benefit Pension Plans

We maintain several single-employer defined benefit pension plans, which cover certain shipboard and shoreside employees. The U.S. and UK shoreside employee plans are closed to new membership and are funded at or above the level required by U.S. or UK regulations. The remaining defined benefit plans are primarily unfunded. These plans provide pension benefits primarily based on employee compensation and years of service.

(in millions)	UK Plan (a)		All Other Plans	
	2024	2023	2024	2023
Change in projected benefit obligation:				
Projected benefit obligation as of December 1	$ 181	$ 198	$ 226	$ 223
Past service cost	1	1	18	18
Interest cost	8	8	12	11
Benefits paid	(7)	(6)	(17)	(20)
Actuarial (gain) loss on plans' liabilities	(3)	(19)	12	(4)
Plan curtailments, settlements and other	—	—	(1)	(1)
Administrative expenses	(1)	(1)	—	—
Exchange movements and other	(21)	—	—	—
Projected benefit obligation as of November 30	159	181	250	226
Change in plan assets:				
Fair value of plan assets as of December 1	196	222	9	10
Return (loss) on plans' assets	4	(20)	1	—
Employer contributions	—	1	17	20
Benefits paid	(7)	(6)	(17)	(20)
Plan settlements	—	—	(1)	(1)
Administrative expenses	(1)	(1)	—	—
Exchange movements and other	(25)	—	—	—
Fair value of plan assets as of November 30	168	196	8	9
Funded status as of November 30	$ 9	$ 15	$ (242)	$ (218)

(a) The P&O Princess Cruises (UK) Pension Scheme ("UK Plan")

The amounts recognized in the Consolidated Balance Sheets for these plans were as follows:

(in millions)	UK Plan		All Other Plans	
	November 30,		November 30,	
	2024	2023	2024	2023
Other assets	$ 9	$ 15	$ —	$ —
Accrued liabilities and other	$ —	$ —	$ 32	$ 29
Other long-term liabilities	$ —	$ —	$ 210	$ 188

The accumulated benefit obligation for all defined benefit pension plans was $244 million and $220 million at November 30, 2024 and 2023.

Amounts for pension plans with accumulated benefit obligations in excess of fair value of plan assets are as follows:

(in millions)	November 30, 2024	November 30, 2023
Projected benefit obligation	$ 250	$ 226
Accumulated benefit obligation	$ 244	$ 220
Fair value of plan assets	$ 8	$ 9

The net periodic pension cost recognized in the Consolidated Statements of Income (Loss) were as follows:

	UK Plan November 30,			All Other Plans November 30,		
(in millions)	2024	2023	2022	2024	2023	2022
Service cost	$ 1	$ 1	$ —	$ 18	$ 18	$ 18
Interest cost	8	8	5	12	11	5
Expected return on plan assets	(9)	(8)	(6)	—	—	—
Amortization of net loss (gain)	2	—	—	—	—	3
Settlement loss recognized	—	—	—	—	1	1
Net periodic pension cost (income)	$ 2	$ 1	$ (1)	$ 31	$ 30	$ 26

The components of net periodic pension cost other than the service cost component are included in other income (expense), net in the Consolidated Statements of Income (Loss).

Weighted average assumptions used to determine the projected benefit obligation are as follows:

	UK Plan		All Other Plans	
	2024	2023	2024	2023
Discount rate	5.2%	5.2%	5.2%	5.7%
Rate of compensation increase	2.9%	2.9%	3.0%	3.0%

Weighted average assumptions used to determine net pension income are as follows:

	UK Plan			All Other Plans		
	2024	2023	2022	2024	2023	2022
Discount rate	5.2%	4.3%	1.6%	5.6%	5.4%	3.2%
Expected return on assets	5.6%	4.3%	—%	6.0%	3.5%	2.3%
Rate of compensation increase	2.9%	2.9%	2.7%	3.0%	3.0%	3.0%

The discount rate used to determine the UK Plan's projected benefit obligation was determined as the single equivalent rate based on applying a yield curve determined from AA credit rated bonds at the balance sheet date to the cash flows making up the pension plan's obligations. The discount rate used to determine the UK Plan's future net periodic pension cost was determined as the equivalent rate based on applying each individual spot rate from a yield curve determined from AA credit rated bonds at the balance sheet date for each year's cash flow. The UK Plan's expected long-term return on plan assets is consistent with the long-term investment return target provided to the UK Plan's fiduciary manager (UK government fixed interest bonds (gilts)) plus 1.0% and was 5.7% per annum as of November 30, 2024.

Amounts recognized in AOCI are as follows:

	UK Plan November 30,		All Other Plans November 30,	
	2024	2023	2024	2023
Actuarial losses (gains) recognized in the current year	$ 2	$ 9	$ 12	$ (4)
Amortization and settlements included in net periodic pension cost	$ (2)	$ (1)	$ (1)	$ (1)

We anticipate making contributions of $33 million to the plans during 2025. Estimated future benefit payments to be made during each of the next five fiscal years and in the aggregate during the succeeding five fiscal years are as follows:

(in millions)	UK Plan	All Other Plans
2025	$ 7	$ 33
2026	7	30
2027	7	29
2028	8	31
2029	8	30
2030 – 2034	50	146
	$ 88	$ 298

Our investment strategy for our pension plan assets is to maintain a diversified portfolio of asset classes to produce a sufficient level of diversification and investment return over the long term. The investment policy for each plan specifies the type of investment vehicles appropriate for the plan, asset allocation guidelines, criteria for selection of investment managers and procedures to monitor overall investment performance, as well as investment manager performance. As of November 30, 2024 and 2023, the All Other Plans were unfunded.

The fair values of the plan assets of the UK Plan by investment class are as follows:

	November 30,	
	2024	2023
Equities	$ 11	$ 47
UK government fixed interest bonds (gilts)	157	149
	$ 168	$ 196

Multiemployer Defined Benefit Pension Plans

We participate in two multiemployer defined benefit pension plans in the UK, the British Merchant Navy Officers Pension Fund (registration number 10005645) ("MNOPF"), which is divided into two sections, the "Old Section" and the "New Section," and the British Merchant Navy Ratings Pension Fund (registration number 10005646) ("MNRPF"). Collectively, we refer to these as "the multiemployer plans." The multiemployer plans are maintained for the benefit of the employees of the participating employers who make contributions to the plans. The risks of participating in these multiemployer plans are different from single-employer plans, including:

- Contributions made by employers, including us, may be used to provide benefits to employees of other participating employers
- If any of the participating employers were to withdraw from the multiemployer plans or fail to make their required contributions, any unfunded obligations would be the responsibility of the remaining participating employers.

We are contractually obligated to make all required contributions as determined by the plans' trustees. All of our multiemployer plans are closed to new membership and future benefit accrual.

The MNOPF Old Section is fully funded and covered by a third-party insurer, with no further funding obligations.

We expense our portion of the MNOPF New Section deficit as amounts are invoiced by, and become due and payable to, the trustees. Based on the most recent triennial valuation at March 31, 2024 of the MNOPF New Section, it was determined that this plan was 100% funded. In 2024, 2023 and 2022, our contributions to the MNOPF New Section did not exceed 5% of total contributions to the fund.

We accrue and expense our portion of the MNRPF deficit based on our estimated probable obligation from the most recent actuarial review. Based on the most recent triennial valuation at March 31, 2023 of the MNRPF, it was determined that this plan was 85% funded. Our share of the deficit of $3 million was paid in 2024. In 2024, 2023 and 2022, our contributions to the MNRPF did not exceed 5% of total contributions to the fund.

Total expense (benefit) for the multiemployer plans was $(19) million in 2024, $1 million in 2023 and $2 million in 2022.

Defined Contribution Plans

We have several defined contribution plans available to most of our employees. We contribute to these plans based on employee contributions, salary levels and length of service. Total expense for these plans was $47 million in 2024, $48 million in 2023 and $40 million in 2022.

NOTE 14 — Earnings Per Share

(in millions, except per share data)	Years Ended November 30, 2024		2023		2022	
Net income (loss)	$	1,916	$	(74)	$	(6,093)
Interest expense on dilutive Convertible Notes		94		—		—
Net income (loss) for diluted earnings per share	$	2,009	$	(74)	$	(6,093)
Weighted-average shares outstanding		1,274		1,262		1,180
Dilutive effect of equity awards		5		—		—
Dilutive effect of Convertible Notes		119		—		—
Diluted weighted-average shares outstanding		1,398		1,262		1,180
Basic earnings per share	$	1.50	$	(0.06)	$	(5.16)
Diluted earnings per share	$	1.44	$	(0.06)	$	(5.16)

Antidilutive shares excluded from diluted earnings per share computations were as follows:

(in millions)	November 30, 2024	2023	2022
Equity awards	—	4	1
Convertible Notes	—	130	55
Total antidilutive securities	—	134	56

NOTE 15 — Supplemental Cash Flow Information

(in millions)	November 30, 2024		2023		2022	
Cash and cash equivalents (Consolidated Balance Sheets)	$	1,210	$	2,415	$	4,029
Restricted cash (a)		21		21		2,008
Total cash, cash equivalents and restricted cash (Consolidated Statements of Cash Flows)	$	1,231	$	2,436	$	6,037

(a) Substantially all restricted cash as of November 30, 2022 related to the net proceeds from the issuance of our 2028 Senior Priority Notes. The contractual restrictions on these proceeds were satisfied in December 2022 at which time these amounts became unrestricted.

Cash paid for interest, net of capitalized interest, was $1.6 billion in 2024, $2.0 billion in 2023 and $1.4 billion in 2022. Cash benefit received (paid) for income taxes, net was not material in 2024, 2023 and 2022. Non-cash purchases of property and equipment included in accrued liabilities and other were $392 million in 2024, $307 million in 2023 and $100 million in 2022.

In August 2022, we issued $339 million aggregate principal amount of 2024 Convertible Notes pursuant to privately-negotiated non-cash exchange agreements with certain holders of the 2023 Convertible Notes, pursuant to which such holders agreed to exchange their 2023 Convertible Notes for an equal amount of 2024 Convertible Notes. In November 2022, we issued an additional $87 million aggregate principal amount of the 2024 Convertible Notes pursuant to privately-negotiated non-cash exchange agreements with certain holders of the 2023 Convertible Notes, pursuant to which such holders agreed to exchange their

2023 Convertible Notes for an equal amount of additional 2024 Convertible Notes. In September 2024, substantially all of the 2024 Convertible Notes were converted to shares of common stock.

Refer to Note 5 — "Debt" for additional detail relating to our 2028 Senior Priority Notes and the 2024 Convertible Notes.

For the years ended November 30, 2024, 2023 and 2022, we did not have borrowings or repayments of commercial paper with original maturities greater than three months.

DLC Financial Statements and Other Information

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act of 1934 Rule 13a-15(f). Our management, with the participation of our President, Chief Executive Officer and Chief Climate Officer and our Chief Financial Officer and Chief Accounting Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the 2013 Internal Control — Integrated Framework (the "COSO Framework"). Based on this evaluation under the COSO Framework, our management concluded that our internal control over financial reporting was effective as of November 30, 2024.

Deloitte & Touche LLP, the independent registered public accounting firm that audited our consolidated financial statements, has also audited the effectiveness of our internal control over financial reporting as of November 30, 2024 as stated in their report, which is included in this 2024 Annual Report.

Josh Weinstein
President and Chief Executive Officer and
Chief Climate Officer
January 27, 2025

David Bernstein
Chief Financial Officer and
Chief Accounting Officer
January 27, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Boards of Directors and Shareholders of Carnival Corporation and Carnival plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Carnival Corporation & plc (comprising Carnival Corporation and Carnival plc and their respective subsidiaries, the "Company") as of November 30, 2024, the related consolidated statements of income (loss), comprehensive income (loss), shareholders' equity, and cash flows, for the year ended November 30, 2024, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of November 30, 2024, based on criteria established in *Internal Control — Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of November 30, 2024, and the results of its operations and its cash flows for the year ended November 30, 2024, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2024, based on criteria established in *Internal Control — Integrated Framework* (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Annual Report on Internal Control over Financial Reporting.* Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Debt — Refer to Notes 2 and 5 to the Financial Statements

Critical Audit Matter Description

The Company has current and long-term debt of $1.5 billion and $25.9 billion, respectively, as of November 30, 2024. Debt is recorded at initial fair value, which normally reflects the proceeds received by the Company, net of debt issuance costs. Debt is subsequently stated at amortized cost. Debt issuance costs, discounts and premiums are generally amortized to interest expense using the straight-line method, which approximates the effective interest method, over the term of the debt. Debt issuance costs related to a recognized debt liability are presented as a direct deduction of the carrying amount of that debt, consistent with debt discounts. Debt issuance costs related to the Company's revolving facility and export credit facilities not yet drawn are deferred and recorded as an asset. Debt issuance costs paid to lenders related to a recognized debt liability are netted against the proceeds from the related debt while debt issuance costs paid to third parties, or related to undrawn credit facilities, are presented separately within financing activities. Debt instruments are also evaluated by the Company for the existence of features that must be separated and accounted for as a derivative. During the year ended November 30, 2024, the Company entered into various debt transactions that involved issuance of new debt, modification and extinguishment of existing debt, and refinancing of existing syndicated debt.

We identified the accounting for debt and the related debt transactions, as a critical audit matter because of the complexity involved in (i) evaluating the accounting for the refinanced debt including whether such refinancing transactions resulted in a debt modification or extinguishment and the associated impact on debt issuance costs, (ii) evaluating the appropriate statement of cash flows presentation for a debt transaction that involved a syndicated loan with multiple lenders, and (iii) evaluating the existence of and accounting for features embedded in new or amended debt agreements that must be separated and accounted for as a derivative. This required an increased extent of effort due to the potential magnitude and complexity of the debt transactions, including the assistance of our professionals with specialized knowledge and skills in the relevant technical accounting guidance required when performing audit procedures to address these matters.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the accounting for debt and related debt transactions included the following, among others:

- We tested the effectiveness of controls over debt including those over the application of relevant technical accounting guidance to complex and significant debt transactions.

172

- We evaluated and tested management's debt modification or extinguishment analysis by:

  ◦ Testing the accuracy and completeness, including mathematical accuracy, of management's analysis.
  ◦ Evaluating management's analysis over whether the debt transactions met the conditions to be treated as a debt modification or extinguishment by evaluating it against the relevant technical accounting guidance.

- We evaluated and tested management's analysis of the cash receipts and repayment amounts, on a lender-by-lender basis, related to the refinancing of existing syndicated debt to assess the appropriateness of such amounts in the statement of cash flows presentation by:

  ◦ Reading the terms of the debt agreements related to the syndicated loan with multiple lenders.
  ◦ Testing the completeness and accuracy, including mathematical accuracy, of the Company's lender-by-lender analysis.
  ◦ Evaluating management's analysis over whether the cash receipts and repayment amounts, on a lender-by-lender basis, met the conditions to be accounted for as a debt modification or extinguishment.
  ◦ Utilizing the assistance of our professionals with specialized knowledge and skills in the relevant technical accounting guidance we evaluated the Company's conclusion regarding the appropriate statement of cash flows presentation.

- We evaluated the conclusions reached by management on its analysis of the terms in the new, amended and refinanced debt agreements to evaluate the existence of features in the new or amended debt agreements that must be separated and accounted for as a derivative by:

  ◦ Reading the terms for a selection of debt agreements to evaluate the existence of features in the new or amended debt agreements that must be separated and accounted for as a derivative.
  ◦ Evaluating management's analysis identifying the existence of and accounting for the features in the new, amended and refinanced debt agreements that must be separated and accounted for as a derivative by evaluating it against the relevant technical accounting guidance.

Deloitte & Touche LLP

Miami, Florida
January 27, 2025

We have served as the Company's auditor since fiscal 2024.

Report of Independent Registered Public Accounting Firm

To the Boards of Directors and Shareholders of Carnival Corporation and Carnival plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Carnival Corporation & plc (comprising Carnival Corporation and Carnival plc and their respective subsidiaries, the "Company") as of November 30, 2023, and the related consolidated statements of income (loss), of comprehensive income (loss), of shareholders' equity and of cash flows for each of the two years in the period ended November 30, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2023, and the results of its operations and its cash flows for each of the two years in the period ended November 30, 2023 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for convertible instruments in 2023.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Miami, Florida
January 26, 2024

We served as the Company's auditor from 2003 to 2024. Prior to that, we served as Carnival Corporation's auditor since at least 1986. We were not able to determine the specific year we began serving as auditor of Carnival Corporation.

COMMON STOCK AND ORDINARY SHARES

Carnival Corporation common stock, together with paired trust shares of beneficial interest in the P&O Princess Special Voting Trust, which holds a Special Voting Share of Carnival plc, is traded on the NYSE under the symbol "CCL." Carnival plc ordinary shares trade on the London Stock Exchange under the symbol "CCL." Carnival plc American Depositary Shares ("ADSs"), each one of which represents one Carnival plc ordinary share, are traded on the NYSE under the symbol "CUK." The depositary for the ADSs is JPMorgan Chase Bank, N.A.

As of January 13, 2025, there were 2,315 holders of record of Carnival Corporation common stock and 28,223 holders of record of Carnival plc ordinary shares and 400 holders of record of Carnival plc ADSs.

We do not expect to pay dividends on Carnival Corporation common stock and Carnival plc ordinary shares for at least the next couple of years.

DLC Financial Statements and Other Information

STOCK PERFORMANCE GRAPHS

Carnival Corporation

The following graph compares the Price Performance of $100 if invested in Carnival Corporation common stock with the Price Performance of $100 if invested in each of the Dow Jones U.S. Recreational Services Index (the "Dow Jones Recreational Index"), the FTSE 100 Index and the S&P 500 Index. The Price Performance, as used in the Performance Graph, is calculated by assuming $100 is invested at the beginning of the period in Carnival Corporation common stock at a price equal to the market value. At the end of each year, the total value of the investment is computed by taking the number of shares owned, assuming Carnival Corporation dividends are reinvested, multiplied by the market price of the shares.



5-Year Cumulative Total Returns

	Assumes $100 Invested on November 30, 2019 Assumes Dividends Reinvested Years Ended November 30,					
	2019	**2020**	**2021**	**2022**	**2023**	**2024**
Carnival Corporation Common Stock	$ 100	$ 45	$ 40	$ 22	$ 34	$ 57
Dow Jones Recreational Index	$ 100	$ 64	$ 65	$ 51	$ 66	$ 118
FTSE 100 Index	$ 100	$ 88	$ 103	$ 114	$ 117	$ 135
S&P 500 Index	$ 100	$ 117	$ 150	$ 136	$ 155	$ 208

CORPORATE AND OTHER INFORMATION

EXECUTIVE OFFICERS

CARNIVAL CORPORATION & PLC

Micky Arison
Chair of the Boards of Directors

David Bernstein
Chief Financial Officer and Chief
Accounting Officer

Vice Admiral William R. Burke (Ret.) (a)
Chief Maritime Officer

Bettina Deynes
Global Chief Human Resources Officer

Enrique Miguez
General Counsel

Josh Weinstein
President, Chief Executive Officer and
Chief Climate Officer

BOARDS OF DIRECTORS

Micky Arison
Chair of the Boards,
Carnival Corporation & plc

Sir Jonathon Band
Former First Sea Lord and
Chief of Naval Staff,
British Navy

Jason Glen Cahilly
Chief Executive Officer,
Dragon Group LLC

Nelda J. Connors
Chair and Chief Executive Officer,
Pine Grove Holdings, LLC

Helen Deeble
Former Chief Executive Officer,
P&O Ferries Division Holdings Ltd.

Jeffrey J. Gearhart
Former Executive Vice President, Global
Governance and Corporate Secretary,
Walmart, Inc.

Katie Lahey
Former Chair,
Korn Ferry Australasia

Sara Mathew (b)
Former Chair, President and Chief
Executive Officer,
Dun & Bradstreet Corporation

Stuart Subotnick
President and Chief Executive Officer,
Metromedia Company

Laura Weil
Founder and Managing Partner,
Village Lane Advisory LLC

Josh Weinstein
President and Chief Executive Officer and
Chief Climate Officer,
Carnival Corporation & plc

Randy Weisenburger
Managing Member,
Mile26 Capital LLC

DIRECTORS EMERITUS AND LIFE PRESIDENTS

Ted Arison (1924-1999)
Chair Emeritus, Carnival Corporation

Maks Birnbach (1920-2007)
Director Emeritus, Carnival Corporation

A. Kirk Lanterman (1931-2019)
Chair Emeritus
Holland America Line Inc.

Meshulam Zonis (1933-2009)
Director Emeritus, Carnival Corporation

Uzi Zucker
Director Emeritus, Carnival Corporation & plc

Horst Rahe
Life President of AIDA Cruises

**The Lord Sterling of
Plaistow GCVO, CBE**
Life President of P&O Cruises

OTHER INFORMATION

Corporate Headquarters
Carnival Corporation & plc
Carnival Place
3655 N.W. 87th Avenue
Miami, Florida 33178-2428 U.S.A.
305-599-2600

Registered Office in the UK
Carnival plc
Carnival House
100 Harbour Parade
Southampton S015 1ST UK
44 (0) 23 8065 5000

Registrars and Stock Transfer Agents
Carnival Corporation
Computershare Investor Services
P.O. Box 43006
Providence, RI 02940-3006 U.S.A.
800-568-3476 (U.S., U.S. Territories and
Canada)
781-575-2879 (Outside the U.S., U.S. Territories
and Canada)

Carnival plc
Equiniti Limited
Aspect House, Spencer Road
Lancing, West Sussex BN99 6DA UK
www.shareview.co.uk
44 (0) 371 384 2665 (UK)
If calling from outside of the UK, please ensure
the country code is used

Other Shareholder Information
Copies of our joint Annual Report on
Form 10-K, joint Quarterly Reports on
Form 10-Q, joint Current Reports on
Form 8-K, Carnival plc Annual and Half-Yearly
Reports and all amendments to those reports,
press releases and other documents, as well as
information on our cruise brands are available
through our website at www.carnivalcorp.com
or www.carnivalplc.com.

DLC Financial Statements
and Other Information

(a) Effective February 1, 2025, Vice Admiral William R. Burke (Ret.) will step down from his role and Lars Ljoen will become an executive officer and assume the role of Chief Maritime Officer.

(b) Sara Mathew has made the decision not to seek re-election and will step down from the Boards of Directors with effect from the conclusion of the 2025 Annual Meetings of Shareholders, at which time the size of the Boards of Directors will be reduced to 11 members.



Carnival Place 3665 N.W. 87ᵗʰ Avenue Miami Florida 33178-2428 U.S.A. www.carnivalcorp.com
Carnival House 100 Harbour Parade Southampton S015 1ST UK www.carnivalplc.com

2025

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CARNIVAL
CORPORATION & PLC.



OUR COMPANY

Carnival Corporation & plc (NYSE: CCL and CUK; LSE: CCL) is the largest global cruise company and among the largest leisure travel companies with a portfolio of world-class cruise lines.

Cruising offers a broad range of products and services to suit vacationing guests of many ages, backgrounds and interests. Each brand in our portfolio meets the needs of a distinct set of consumer psychographics and vacation needs which allows us to penetrate large addressable customer segments.

With our global corporate headquarters in Miami and several regional headquarters around the world, we are the only company in the world to be included in both the S&P 500 index in the U.S. and the FTSE 250 index in the UK.



OUR VISION

As the global leader in the cruise industry, we will lead the way in innovative and sustainable cruising to deliver memorable vacations and build borderless connections.



OUR PURPOSE & MISSION

To deliver unforgettable happiness to our guests by providing extraordinary cruise vacations, while honoring the integrity of every ocean we sail, place we visit and life we touch.













Carnival Place
3655 N.W. 87th Avenue
Miami, Florida 33178-2428
United States

Carnival House
100 Harbour Parade
Southampton SO15 1ST
United Kingdom

Letter to Shareholders from our Chief Executive Officer



JOSH WEINSTEIN
President, Chief Executive Officer and Chief Climate Officer

Dear Fellow Shareholders,

We had a strong year, setting records and achieving milestones, including:

- full year revenues hit an all-time high of $25 billion, over 15 percent higher than the prior year;
- seven consecutive quarters of record revenues;
- record full year operating income of $3.6 billion, over 80 percent higher than the prior year.
- all-time high cash from operations of almost $6 billion;
- higher ticket prices for 2024 versus 2023 for all of our major cruise lines and onboard spending levels that accelerated sequentially each quarter throughout the year; and
- record booking trends and record year-end customer deposits, indicating a continuation of the strong momentum we've been experiencing for the last two years.

We remain laser focused on further reducing interest expense and rebuilding our investment-grade balance sheet. During 2024, we made debt prepayments of over $3 billion, bringing our total prepayments to over $7 billion since the beginning of 2023. Additionally, we have reduced our debt balance by over $8 billion from the peak in January 2023, ending the year with $27.5 billion of debt.

We are delivering long-term value for our shareholders through improved operational execution across our cruise lines. We ended 2024 with adjusted return on invested capital comfortably above our cost of capital.

We welcomed three new ships during 2024: *Carnival Jubilee*, the third of five Excel class vessels for Carnival Cruise Line; *Sun Princess*, Princess Cruises' next generation flagship which was just awarded Conde Nast Traveler's 2024 Mega Ship of the year in the U.S.; and *Queen Anne*, Cunard's first new ship in 14 years.

We have also been focusing on each of our cruise lines' unique target markets, launching new marketing campaigns across all our brands. In 2024, both new-to-cruise and repeat guests were each up double-digit percentages and we continue to attract new cruise guests as we work to increase awareness and consideration for cruise travel globally.

We continue to advance our enhanced destination strategy to provide guests with yet another reason to take a cruise vacation with us. Celebration Key, our new exclusive cruise port destination on Grand Bahama Island, is scheduled to open in the summer of 2025, with an additional pier opening in the fall of 2026. Its five portals built for fun will further expand our experience offerings with an abundance of

features and amenities for our guests. Celebration Key will be our largest and closest destination in our portfolio, saving fuel costs and reducing greenhouse gas emissions. In addition, we recently announced plans to enhance Half Moon Cay, our highly rated and award-winning exclusive Bahamian destination. The enhancements will lean further into this destination's natural beauty and pristine appeal, reinforcing its new name—RelaxAway, Half Moon Cay. Featuring a newly constructed pier that is expected to be ready in the summer of 2026, the destination will allow two ships to dock, including Carnival Cruise Line's largest ships that will be able to visit for the first time. We believe developing and promoting these unique assets will help us cast the net wider and capture even more new-to-cruise demand.

During 2024, we also continued making progress towards our sustainability goals. We reduced our greenhouse gas emission intensity by approximately 17.5 percent compared to 2019, on track to achieve our targeted reduction of 20 percent by the end of 2026, a goal that was previously pulled forward by four years. We have also lowered our absolute greenhouse gas emissions by almost 10 percent since 2019, despite capacity growth of over nine percent over the same period.

We are grateful for the efforts of our hard working and dedicated team who delivered a step change improvement in 2024 and set us up very well for 2025 and beyond, while consistently delivering unforgettable happiness to over 13 and a half million people in 2024, by providing them with extraordinary cruise vacations while honoring the integrity of every ocean we sail, place we visit and life we touch.

Sincerely,

JOSH WEINSTEIN
President, Chief Executive Officer and Chief Climate Officer

February 28, 2025

Table of Contents



Information about Attending the Annual Meetings

You are cordially invited to attend our Annual Meetings of Shareholders:

 **DATE**

Wednesday, April 16, 2025

 **TIME**

8:30 a.m. (EDT)

The Carnival plc Annual General Meeting will begin first, followed by the Carnival Corporation Annual Meeting.

Shareholders of each may attend both meetings.

 **LOCATION**

Carnival Place
3655 N.W. 87th Avenue
Miami, Florida 33178
United States

 **LIVE VIDEO BROADCAST**

Carnival House, 100 Harbour Parade, Southampton SO15 1ST, United Kingdom, 1:30 p.m. (BST)

Shareholders planning to attend the live video broadcast in Southampton must submit a proxy in order to vote as they will not be able to vote in person from Southampton. Shareholders attending the live video broadcast in Southampton will be able to submit questions live to the Directors present at the Annual Meetings in Florida, but will not be treated as, or considered to be, "in attendance" at the Annual Meetings.

Details regarding the matters to be voted on are contained in the attached Notices of Annual Meetings of Shareholders and Proxy Statement. Because of the dual listed company arrangement, all voting will take place on a poll (or ballot).

Please read the section "Safety and Security Measures" below for further details on how we plan to conduct the meetings to prioritize the safety and security of our employees, shareholders and other stakeholders.

Your vote is important. We encourage you to vote as soon as possible to ensure your vote is recorded promptly, even if you plan to attend the Annual Meetings of Shareholders.

 **The Boards of Directors recommend that you vote in favor of Proposals 1 through 20.**

The Boards of Directors consider the approval of Proposals 1 through 20 to be in the best interests of Carnival Corporation and Carnival plc and their shareholders.

We are furnishing the proxy materials to shareholders on or about February 28, 2025

 **SAFETY AND SECURITY MEASURES**

Due to security measures, all bags will be subject to search, and all persons who attend the meeting will be subject to a metal detector and/or a hand wand search. We will be unable to admit anyone who does not comply with these safety and security procedures.

 **MEETING ADMISSION REQUIREMENTS**

Attendance at the Annual Meeting of Carnival Corporation Shareholders is limited to shareholders and their duly appointed proxies or corporate representatives. Each attendee will be asked to present valid government-issued picture identification, such as a driver's license or passport.

Shareholders holding shares in brokerage accounts ("under a street name") will need to bring a copy of a brokerage statement reflecting share ownership as of the record date (February 18, 2025).

 Voting Information

YOUR VOTE IS IMPORTANT.

We encourage you to vote as soon as possible, even if you plan to attend the Annual Meetings of Shareholders.

 **ELIGIBILITY TO VOTE**

All eligible shareholders may vote in person at the 2025 Annual Meetings of Shareholders. Please refer to details about how to vote in person in the "Question and Answers" section.

Carnival Corporation Shareholders	Carnival plc Shareholders
You are eligible to vote if you were a shareholder as of **the close of business (EDT) on February 18, 2025.**	You are eligible to vote if you are a shareholder as of **6:30 p.m. (BST) on April 14, 2025.**

 **HOW TO VOTE**

REGISTERED HOLDERS

To make sure your vote is counted, please cast your vote as soon as possible by one of the following methods:

Voting Method	Carnival Corporation Shareholders	Carnival plc Shareholders
Internet	**www.proxyvote.com**, 24/7	**www.shareview.co.uk**, 24/7
Telephone	1-800-690-6903 (toll-free)	N/A
CREST	N/A	Using CREST electronic proxy appointment service (if you hold your shares through CREST)
Mobile Device	Scan the QR code 	Scan the QR code
Mail	Complete and mail your signed form	Complete and mail your signed proxy form
At the Meeting	Attend the annual meeting and cast your ballot	Attend the annual meeting and cast your ballot

BENEFICIAL OWNERS (HOLDERS IN STREET NAME): your bank or broker will provide you with instructions on how to vote.

 **ENROLL FOR ELECTRONIC DELIVERY**

We encourage shareholders to sign up to receive future proxy materials electronically. If you have not already enrolled, please consider doing so as it:

- is simple and convenient
- saves time and money
- is environmentally friendly

	Carnival Corporation Shareholders	Carnival plc Shareholders
Internet	**www.investordelivery.com**	**www.shareview.co.uk**
Mobile Device	Scan the QR code 	Scan the QR code



Carnival Place
3655 N.W. 87th Avenue
Miami, Florida 33178-2428
United States

Notice of 2025 Annual Meeting of Carnival Corporation Shareholders

We are pleased to invite you to attend Carnival Corporation's 2025 Annual Meeting of Carnival Corporation Shareholders.



WHEN

Wednesday, April 16, 2025
8:30 a.m. (EDT)



WHERE

Carnival Place
3655 N.W. 87th Avenue
Miami, Florida 33178
United States



ELIGIBILITY TO VOTE AND RECORD DATE

The Board of Directors set February 18, 2025 as the record date for the Annual Meeting of Carnival Corporation Shareholders. This means that our shareholders as of the close of business on that date are entitled to receive this notice of the meeting and vote their shares.

	Items of Business	Board Recommendation	Page Reference
1-11	To re-elect 11 Directors, each to serve as a Director of Carnival Corporation and as a Director of Carnival plc	☑ **FOR** each Director nominee	9
1	To re-elect Micky Arison as a Director of Carnival Corporation and as a Director of Carnival plc.	☑ **FOR**	16
2	To re-elect Sir Jonathon Band as a Director of Carnival Corporation and as a Director of Carnival plc.	☑ **FOR**	16
3	To re-elect Jason Glen Cahilly as a Director of Carnival Corporation and as a Director of Carnival plc.	☑ **FOR**	17
4	To re-elect Nelda J. Connors as a Director of Carnival Corporation and as a Director of Carnival plc.	☑ **FOR**	18
5	To re-elect Helen Deeble as a Director of Carnival Corporation and as a Director of Carnival plc.	☑ **FOR**	19
6	To re-elect Jeffrey J. Gearhart as a Director of Carnival Corporation and as a Director of Carnival plc.	☑ **FOR**	20
7	To re-elect Katie Lahey as a Director of Carnival Corporation and as a Director of Carnival plc.	☑ **FOR**	21
8	To re-elect Stuart Subotnick as a Director of Carnival Corporation and as a Director of Carnival plc.	☑ **FOR**	22
9	To re-elect Laura Weil as a Director of Carnival Corporation and as a Director of Carnival plc.	☑ **FOR**	23
10	To re-elect Josh Weinstein as a Director of Carnival Corporation and as a Director of Carnival plc.	☑ **FOR**	24
11	To re-elect Randy Weisenburger as a Director of Carnival Corporation and as a Director of Carnival plc.	☑ **FOR**	25
12	To hold a (non-binding) advisory vote to approve executive compensation.	☑ **FOR**	46

Items of Business		Board Recommendation	Page Reference
13	To hold a (non-binding) advisory vote to approve the Carnival plc Directors' Remuneration Report (other than the section containing the Carnival plc Directors' Remuneration Policy) (in accordance with legal requirements applicable to UK companies).	☑ FOR	47
14	To approve the Carnival plc Directors' Remuneration Policy set out in Section 3 of Part II of the Carnival plc Directors' Remuneration Report (in accordance with legal requirements applicable to UK companies).	☑ FOR	48
15	To appoint Deloitte LLP as independent auditor of Carnival plc and to ratify the selection of Deloitte & Touche LLP as the independent registered public accounting firm of Carnival Corporation.	☑ FOR	85
16	To authorize the Audit Committee of Carnival plc to determine the remuneration of the independent auditor of Carnival plc (in accordance with legal requirements applicable to UK companies).	☑ FOR	85
17	To receive the accounts and reports of the Directors and auditor of Carnival plc for the year ended November 30, 2024 (in accordance with legal requirements applicable to UK companies).	☑ FOR	89
18	To approve the giving of authority for the allotment of new shares by Carnival plc (in accordance with customary practice for UK companies).	☑ FOR	90
19	To approve, subject to Proposal 18 passing, the disapplication of pre-emption rights in relation to the allotment of new shares and sale of treasury shares by Carnival plc (in accordance with customary practice for UK companies).	☑ FOR	90
20	To approve the amendment to the Carnival Corporation 1993 Employee Stock Purchase Plan.	☑ FOR	93
21	To transact such other business as may properly come before the meeting.		

How to Vote

Your vote is important. Please review the proxy materials for the 2025 Annual Meeting of Carnival Corporation Shareholders and follow the instructions.

	INTERNET	TELEPHONE	MOBILE DEVICE	MAIL	AT THE MEETING
Registered Holders	www.proxyvote.com 24/7	Call 1-800-690-6903 (toll-free)	Scan the QR code	Complete and mail your signed form in the postage-paid envelope	Attend the annual meeting and cast your ballot
Beneficial Owners (Holders in Street Name)	Follow the instructions provided by your broker, bank or other nominee			Return a properly executed voting instruction form by mail, depending upon the methods your broker, bank or other nominee makes available	To attend the annual meeting, you will need proof of ownership and a legal proxy from your broker, bank or other nominee
Deadline	11:59 p.m. Eastern Time on April 15, 2025, if you are a registered holder			If you are a beneficial owner, please refer to the information provided by your broker, bank or other nominee	

Meeting Admission Requirements

Attendance at the Annual Meeting of Carnival Corporation Shareholders is limited to shareholders and their duly appointed proxies or corporate representatives. Each attendee will be asked to present valid government-issued picture identification, such as a driver's license or passport. Shareholders holding shares in brokerage accounts ("under a street name") will need to bring a copy of a brokerage statement reflecting share ownership as of the record date (February 18, 2025). Additional requirements are included in the "Safety and Security Measures" section above.

Notice of Internet Availability

Carnival Corporation is continuing to take advantage of U.S. Securities and Exchange Commission ("SEC") rules that allow it to deliver proxy materials over the Internet. Under these rules, Carnival Corporation is sending its shareholders a one-page notice regarding the Internet availability of proxy materials instead of a full set of proxy materials, unless they previously requested to receive printed copies.

If you receive this one-page notice, you will not receive printed copies of the proxy materials unless you specifically request them. Instead, this notice tells you how to access and review on the Internet all of the important information contained in the proxy materials. This notice also tells you how to submit your proxy card on the Internet and how to request to receive a printed copy of the proxy materials.

All Carnival Corporation shareholders are urged to follow the instructions in the notice and submit their votes using one of the voting methods described in the proxy materials. If you receive a printed copy of the proxy materials, the accompanying envelope for return of the proxy card requires no postage.

Any shareholder attending the Annual Meeting of Carnival Corporation Shareholders in Miami, Florida may personally vote on all matters that are considered, in which event any previously submitted proxy will be revoked.



On Behalf of the Board of Directors,

DOREEN S. FURNARI
Company Secretary

January 27, 2025

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETINGS TO BE HELD ON APRIL 16, 2025	The Notice of Annual Meetings of Shareholders, Proxy Statement and the Annual Report are available on our websites at **www.carnivalcorp.com** and **www.carnivalplc.com**.



CARNIVAL PLC

(incorporated and registered in England
and Wales under number 4039524)

Carnival House
100 Harbour Parade
Southampton SO15 1ST
United Kingdom



Notice of 2025 Annual General Meeting of Carnival plc Shareholders

THIS NOTICE OF ANNUAL GENERAL MEETING IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent financial advisor authorized under the UK Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all your shares in Carnival plc, please send this document and the accompanying documents to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

NOTICE IS HEREBY GIVEN that an ANNUAL GENERAL MEETING of Carnival plc will be held:


WHEN

Wednesday, April 16, 2025
8:30 a.m. (EDT)


WHERE

Carnival Place
3655 N.W. 87th Avenue
Miami, Florida 33178
United States


ELIGIBILITY TO VOTE

Carnival plc, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the register of members of Carnival plc at 6:30 p.m. (BST) on April 14, 2025 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to the entries on the register of members after 6:30 p.m. (BST) on April 14, 2025 shall be disregarded in determining the rights of any person to attend or vote at the meeting.


LIVE VIDEO BROADCAST

Carnival House, 100 Harbour Parade, Southampton SO15 1ST, United Kingdom, 1:30 p.m. (BST)

Shareholders planning to attend the live video broadcast in Southampton must submit a proxy in order to vote as they will not be able to vote in person from Southampton. Shareholders attending the live video broadcast in Southampton will be able to submit questions live to the Directors present at the Annual Meetings in Florida, but will not be treated as, or considered to be, "in attendance" at the Annual Meetings.

The meeting will be held for the purpose of considering and, if thought fit, passing the resolutions described below:

Proposals	Vote Required
• Proposals 1 through 18 and 20 will be proposed as **ordinary resolutions**.	For ordinary resolutions, the **required majority is more than 50% of the combined votes cast** at this meeting and the Annual Meeting of Carnival Corporation Shareholders.
• Proposal 19 will be proposed as a **special resolution**.	For special resolutions, the **required majority is not less than 75% of the combined votes cast** at this meeting and the Annual Meeting Carnival Corporation Shareholders.

	Proposals	Board Recommendation	Page Reference
1-11	**RE-ELECTION OF 11 DIRECTORS NAMED IN THIS PROXY STATEMENT** To re-elect 11 Directors, each to serve as a Director of Carnival Corporation and as a Director of Carnival plc	☑ **FOR** each Director nominee	9
1	To re-elect Micky Arison as a Director of Carnival Corporation and as a Director of Carnival plc.	☑ FOR	16
2	To re-elect Sir Jonathon Band as a Director of Carnival Corporation and as a Director of Carnival plc.	☑ FOR	16
3	To re-elect Jason Glen Cahilly as a Director of Carnival Corporation and as a Director of Carnival plc.	☑ FOR	17
4	To re-elect Nelda J. Connors as a Director of Carnival Corporation and as a Director of Carnival plc.	☑ FOR	18
5	To re-elect Helen Deeble as a Director of Carnival Corporation and as a Director of Carnival plc.	☑ FOR	19
6	To re-elect Jeffrey J. Gearhart as a Director of Carnival Corporation and as a Director of Carnival plc.	☑ FOR	20
7	To re-elect Katie Lahey as a Director of Carnival Corporation and as a Director of Carnival plc.	☑ FOR	21
8	To re-elect Stuart Subotnick as a Director of Carnival Corporation and as a Director of Carnival plc.	☑ FOR	22
9	To re-elect Laura Weil as a Director of Carnival Corporation and as a Director of Carnival plc.	☑ FOR	23
10	To re-elect Josh Weinstein as a Director of Carnival Corporation and as a Director of Carnival plc.	☑ FOR	24
11	To re-elect Randy Weisenburger as a Director of Carnival Corporation and as a Director of Carnival plc.	☑ FOR	25
12	**EXECUTIVE COMPENSATION**	☑ **FOR**	46
12	To hold a (non-binding) advisory vote to approve executive compensation (in accordance with legal requirements applicable to U.S. companies).	☑ FOR	46
13-14	**DIRECTORS' REMUNERATION REPORT**	☑ **FOR**	48
13	To hold a (non-binding) advisory vote to approve the Carnival plc Directors' Remuneration Report (other than the section containing the Carnival plc Directors' Remuneration Policy, as set out in the annual report for the year ended November 30, 2024).	☑ FOR	48

Proposals		Board Recommendation	Page Reference
14	To approve the Carnival plc Directors' Remuneration Policy set out in Section 3 of Part II of the Carnival plc Directors' Remuneration Report (as set out in the annual report for the year ended November 30, 2024).	☑ FOR	48
15-16	**APPOINTMENT AND REMUNERATION OF CARNIVAL PLC AUDITOR AND RATIFICATION OF CARNIVAL CORPORATION AUDITOR**	☑ FOR	85
15	To appoint Deloitte LLP as independent auditor of Carnival plc and to ratify the selection of Deloitte & Touche LLP as the independent registered public accounting firm of Carnival Corporation.	☑ FOR	85
16	To authorize the Audit Committee of the Board of Directors of Carnival plc to determine the remuneration of the independent auditor of Carnival plc.	☑ FOR	85
17	**ACCOUNTS AND REPORTS** To receive the accounts and the reports of the Directors and auditor of Carnival plc for the year ended November 30, 2024.	☑ FOR	89
18	**ALLOTMENT OF SHARES**	☑ FOR	90

18 ALLOTMENT OF SHARES

THAT the Directors of Carnival plc be and they are hereby authorized to allot shares in Carnival plc and to grant rights to subscribe for or convert any security into shares in Carnival plc:

(a) up to an aggregate nominal amount of $103,853,794 (such amount to be reduced by the nominal amount allotted or granted under paragraph (b) below in excess of such sum); and

(b) up to an aggregate nominal amount of $207,707,591 (such amount to be reduced by any allotments or grants made under paragraph (a) above) in connection with or pursuant to an offer of or invitation to apply for equity securities by way of a pre-emptive offer or invitation (including a rights issue or an open offer):

- to ordinary shareholders in proportion (as nearly as may be practicable) to their holdings of ordinary shares on the record date for such allotment; and

- to holders of any other class of equity securities as required by the rights of those securities or as the Directors of Carnival plc otherwise consider necessary,

and so that the Directors of Carnival plc may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter, such authorities to apply until the end of next year's Carnival plc Annual General Meeting (or, if earlier, until the close of business on July 15, 2026) but, in each case, Carnival plc may, before the expiry of such authorities, make offers and enter into agreements which would, or might, require shares to be allotted or rights to subscribe for or convert securities into shares to be granted after the authorities expire and the Directors of Carnival plc may allot shares or grant rights to subscribe for or convert securities into shares under, or in pursuance of, any such offer or agreement as if the authorities had not expired.

19 DISAPPLICATION OF PRE-EMPTION RIGHTS   ☑ FOR   90

THAT, subject to Proposal 18 passing, the Directors of Carnival plc be given power to allot equity securities (as defined in the UK Companies Act 2006 (the "Companies Act")) for cash under the authority given by that resolution and/or to sell ordinary shares held by Carnival plc as treasury shares for cash as if Section 561 of the Companies Act did not apply to any such allotment or sale, such power to be limited:

(a) to the allotment of equity securities and sale of treasury shares for cash in connection with or pursuant to an offer of, or invitation to apply for, equity securities (but in the case of the authority granted under paragraph (b) of Proposal 18, by way of a pre-emptive offer or invitation (including a rights issue or open offer):

Proposals	Board Recommendation	Page Reference

• to ordinary shareholders in proportion (as nearly as may be practicable) to their holdings of ordinary shares on the record date for such allotment or sale; and

• to holders of any other class of equity securities, as required by the rights of those securities, or as the Directors of Carnival plc otherwise consider necessary,

and so that the Directors of Carnival plc may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter;

(b) in the case of the authority granted under paragraph (a) of Proposal 18 and/or in the case of any sale of treasury shares for cash, to the allotment of equity securities or sale of treasury shares (otherwise than under paragraph (a) above or paragraph (c) below) up to a nominal amount of $31,156,138; and

(c) in the case of the authority granted under paragraph (a) of Proposal 18 and/or in the case of any sale of treasury shares for cash, to the allotment of equity securities or sale of treasury shares (otherwise than under paragraphs (a) or (b) above) up to a nominal amount equal to 20 percent of any allotment of equity securities or sale of treasury shares from time to time under paragraph (b) above, such authority to be used only for the purposes of making a follow-on offer which the Directors of Carnival plc determine to be of a kind contemplated by paragraph 3 of Part 2B of the Statement of Principles on Disapplying Pre-Emption Rights most recently published by the Pre-Emption Group prior to the date of this notice,

such power to apply until the end of next year's Carnival plc Annual General Meeting (or, if earlier, until the close of business on July 15, 2026) but, in each case, Carnival plc, before the expiry of such power, may make offers, and enter into agreements, which would, or might, require equity securities to be allotted (and/or treasury shares to be sold) after the power expires and the Directors of Carnival plc may allot equity securities (and sell treasury shares) under, or in pursuance of, any such offer or agreement as if the power had not expired.

20 **AMENDMENT TO CARNIVAL CORPORATION 1993 EMPLOYEE STOCK PURCHASE PLAN** To approve the amendment to the Carnival Corporation 1993 Employee Stock Purchase Plan.	 **FOR**	93

 There are 20 Proposals that require shareholder approval at the Annual General Meeting this year. The Directors unanimously recommend that you vote in favor of Proposals 1 through 20.

The Directors encourage you to submit your vote using one of the voting methods described herein. Submitting your voting instructions by any of these methods will not affect your right to attend the meeting in person should you so choose.

Voting Arrangements for Carnival plc Shareholders

Your vote is important. Carnival plc shareholders can vote in any of the following three ways:

1. by attending the Annual General Meeting and voting in person or, in the case of corporate shareholders, by corporate representatives;

2. by appointing a proxy to attend and vote on their behalf, using the proxy form enclosed with this Notice of Annual General Meeting; or

3. by voting electronically as described below.

VOTING IN PERSON

If you come to the Annual General Meeting, please bring the attendance card (attached to the enclosed proxy form) with you. This will mean you can register more quickly.

In order to attend and vote at the Annual General Meeting, a corporate shareholder may appoint one or more individuals to act as its representative. The appointment must comply with the requirements of Section 323 of the Companies Act. Each representative should bring evidence of their appointment, including any authority under which it is signed, to the meeting. If you are a corporation and are considering appointing a corporate representative to represent you and vote your shareholding in Carnival plc at the Annual General Meeting, you are strongly encouraged to pre-register your corporate representative to make registration on the day of the meeting more efficient. In order to pre-register, please email your Letter of Representation to Carnival plc's registrars, Equiniti Limited, at proxyvotes@equiniti.com.

Please note that each shareholder or their duly appointed proxies and corporate representatives will be required to comply with the "Meeting Admission Requirements" and "Safety and Security Measures" in the "Information about Attending the Annual Meetings" section preceding the Carnival plc Notice of Annual General Meeting.

Please note that shareholders planning to attend the live video broadcast in Southampton must submit a proxy in order to vote as they will not be treated as, or considered to be, "in attendance" at the Annual Meetings and therefore will not be able to vote in person from Southampton.

VOTING BY PROXY

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to exercise all or any of their rights to attend, speak and vote in his or her stead. A proxy need not be a shareholder of Carnival plc. A shareholder may appoint more than one proxy provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. To appoint more than one proxy, please follow the notes contained in the proxy form. A person who is nominated to enjoy information rights in accordance with Section 146 of the Companies Act, but who is not a shareholder, is not entitled to appoint a proxy. Shareholders planning to attend the live video broadcast in Southampton must submit a proxy in order to vote as they will not be able to vote in person from Southampton.

If you are a person nominated to enjoy information rights in accordance with Section 146 of the Companies Act you may have a right under an agreement between you and the member by whom you were nominated to be appointed, or to have someone else appointed, as a proxy for the meeting. If you have no such right, or you have such a right but do not wish to exercise it, you may have a right under such an agreement to give instructions to the member as to the exercise of voting rights.

To be effective, a duly completed proxy form and the authority (if any) under which it is signed, or a notarially certified copy of such authority, must be deposited (whether delivered personally or by post) at the offices of Carnival plc's registrars as soon as possible and in any event by no later than 1:30 p.m. (BST) on April 14, 2025.

 Equiniti Limited
Aspect House
Spencer Road
Lancing BN99 6DA
United Kingdom

Alternatively, a proxy vote may be submitted via the Internet in accordance with the instructions set out on the proxy form.

In the case of joint registered holders, the signature of one holder on a proxy card will be accepted and the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority shall be determined by the order in which names stand on the register of shareholders of Carnival plc in respect of the relevant joint holding.

If you are a member of CREST, you may register the appointment of a proxy by using the CREST electronic

proxy appointment service. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear's specifications and must contain the information required for such instructions, as described in the CREST Manual, which can be viewed at www.euroclear.com. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID RA19) by the latest time(s) for receipt of proxy appointments specified in the Notice of Annual General Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in

relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his or her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. Carnival plc may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

If you are an institutional investor, you may be able to appoint a proxy electronically via the Proxymity platform, a process which has been agreed by Carnival plc and approved by the registrar. For further information regarding Proxymity, please go to www.proxymity.io. Your proxy must be lodged by 1:30 p.m. (BST) on April 14, 2025 in order to be considered valid. Before you can appoint a proxy via this process you will need to have agreed to Proxymity's associated terms and conditions. It is important that you read these carefully as you will be bound by them and they will govern the electronic appointment of your proxy.

VOTING ELECTRONICALLY

Shareholders are entitled to vote online at www.shareview.co.uk. First, please log in to your Shareview Portfolio. Once you have logged in, simply click "View" on the "My Investments" page and then click on the link to vote and follow the on-screen instructions If you have not yet registered for a

Shareview Portfolio, please go to www.shareview.co.uk and enter the requested information. Shareholders voting electronically should vote as soon as possible, and in any event by no later than 1:30 p.m. (BST) on April 14, 2025.

SHAREHOLDERS WHO ARE ENTITLED TO ATTEND OR VOTE

Carnival plc, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the register of members of Carnival plc at 6:30 p.m. (BST) on April 14, 2025 shall be entitled to attend or vote at the meeting in respect of the number of shares

registered in their name at that time. Changes to the entries on the register of members after 6:30 p.m. (BST) on April 14, 2025 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

Asking Questions at the Meeting

Any shareholder attending the meeting has the right to ask questions. Carnival plc must cause to be answered any such question relating to the business being dealt with at the meeting, but no such answer need be given if:

- to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information;
- the answer has already been given on a website in the form of an answer to a question; or

- it is undesirable in the interests of Carnival plc or the good order of the meeting that the question be answered.

Shareholders attending the live video broadcast in Southampton will be able to submit questions live to the Directors present at the Annual Meetings in Florida, but will not be treated as, or considered to be, "in attendance" at the Annual General Meeting.

Documents Available for Inspection

Copies of all letters of appointment between each Director and Carnival plc will be available for inspection during normal business hours on any weekday (public holidays excluded) at the registered office of Carnival plc from the date of this notice until and including the date of the meeting and at the place of the meeting for at least 15 minutes prior to and during the meeting.

Rights Under Sections 338 and 338A

Under Sections 338 and 338A of the Companies Act, shareholders meeting the threshold requirements in those Sections have the right to require Carnival plc: (i) to give, to shareholders of Carnival plc entitled to receive notice of the meeting, notice of a resolution which may properly be moved and is intended to be moved at the meeting and/or (ii) to include in the business to be dealt with at the meeting any matter (other than a proposed resolution) which may be properly included in the business unless (a) (in the case of a resolution only) it would, if passed, be ineffective, (b) it is defamatory of any person, or (c) it is frivolous or vexatious. Such a request may be in hard copy form or in electronic form, must identify the resolution of which notice is to be given or the matter to be included in the business, must be authorized by the person or persons making it, must be received by Carnival plc not later than March 5, 2025, being the date six clear weeks before the meeting, and (in the case of a matter to be included in the business only) must be accompanied by a statement setting out the grounds for the request.

Website Materials

This Proxy Statement and other information required by Section 311A of the Companies Act have been posted on our websites at **www.carnivalcorp.com** and **www.carnivalplc.com**.

You may not use any electronic address (within the meaning of Section 333 of the Companies Act) provided in this Proxy Statement (or in any related documents including the proxy form) to communicate with Carnival plc for any purposes other than those expressly stated.

Under Section 527 of the Companies Act, shareholders meeting the threshold requirements set out in that Section have the right to require Carnival plc to publish on a website a statement setting out any matter relating to:

- the audit of Carnival plc's accounts (including the auditor's report and the conduct of the audit) that are to be laid before the Annual General Meeting; or

- any circumstance connected with an auditor of Carnival plc ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with Section 437 of the Companies Act.

Carnival plc may not require the shareholders requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the Companies Act. Where Carnival plc is required to place a statement on a website under Section 527 of the Companies Act, it must forward the statement to Carnival plc's auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the Annual General Meeting includes any statement that Carnival plc has been required under Section 527 of the Companies Act to publish on a website.



By Order of the Board of Directors,

DOREEN S. FURNARI
Company Secretary

January 27, 2025

REGISTERED OFFICE

Carnival House | 100 Harbour Parade | Southampton SO15 1ST | United Kingdom

Proxy Summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information you should consider.

You should read the entire Proxy Statement carefully before voting.

2024 Business Highlights

>13.5 Million
guests carried



Benefitted from 3
fantastic new ships



~11%
reduction in absolute greenhouse gas ("GHG") emissions as compared to our peak year of 2011



>$25 Billion
record total revenue



~$6 Billion
record cash from operations



>20%
debt reduction since our Jan. 2023 peak (~$8 billion)



Corporate Governance Highlights

Corporate Governance Best Practices

✔ 10 of our 12 current Directors are independent, including all members of the Audit, Compensation, Compliance, Health, Environmental, Safety and Security ("HESS") and Nominating & Governance ("N&G") Committees

✔ Presiding Director and Senior Independent Director, with defined responsibilities

✔ 5 of our 12 current Directors are female and two are ethnically diverse

✔ Balance of new and experienced Directors

✔ Majority voting for Directors in uncontested elections

✔ Stock ownership policy for Directors and executives

✔ Director overboarding policy (included in our Corporate Governance Guidelines)

✔ Annual Director evaluation and Committee assessment to ensure Board effectiveness, and independent evaluation every 3 years

✔ Regular shareholder engagement, including participation of independent Directors

✔ All Directors attended over 75% of fiscal 2024 meetings

✔ Regular executive sessions of independent Directors

✔ Robust risk oversight

✔ Board review of our financial performance, strategy and succession planning

✔ Code of Business Conduct and Ethics

✔ Commitment to corporate social responsibility and sustainability

✔ Comprehensive processes to support reporting of concerns, including anonymously via a dedicated hotline

✔ Coordinated internal audit, compliance and incident investigation functions with reporting lines to relevant Board Committees

Our governance documents, including the Corporate Governance Guidelines, the Committee Charters and the Code of Business Conduct and Ethics, are available at **www.carnivalcorp.com/governance** and **www.carnivalplc.com/governance**.

Directors at a Glance



Average: 66.1 years

Average: 13.3 years

As of November 30, 2024

Name and Occupation	Age	Independent	Carnival Corporation and Carnival plc Director Since	Committee Memberships
Micky Arison Chair of the Board of Directors, Carnival Corporation & plc	75		Carnival Corporation: 1987 Carnival plc: 2003	
Sir Jonathon Band Former First Sea Lord and Chief of Naval Staff, the British Navy	75	✔	2010	HESS (Chair), Compliance, N&G
Jason Glen Cahilly Chief Executive Officer, Dragon Group LLC	54	✔	2017	Audit, Compensation
Nelda J. Connors Chair and Chief Executive Officer, Pine Grove Holdings, LLC	59	✔	2024	HESS
Helen Deeble Former Chief Executive Officer, P&O Ferries Division Holdings Ltd	63	✔	2016	Compensation, HESS
Jeffrey J. Gearhart Former Executive Vice President, Global Governance and Corporate Secretary, Walmart, Inc.	60	✔	2020	Compliance (Chair), HESS
Katie Lahey Former Chair, Korn Ferry Australasia	74	✔	2019	HESS, N&G
Sara Mathew* Former Chair, President and Chief Executive Officer, Dun & Bradstreet Corporation	69	✔	2022	Audit
Stuart Subotnick President and Chief Executive Officer, Metromedia Company	83	✔	Carnival Corporation: 1987 Carnival plc: 2003	N&G (Chair), Audit, Compliance
Laura Weil Founder and Managing Partner, Village Lane Advisory LLC	68	✔	2007	Audit (Chair), Compensation, Compliance
Josh Weinstein President, Chief Executive Officer and Chief Climate Officer, Carnival Corporation & plc	50		2022	
Randy Weisenburger ⓟ Managing Member, Mile 26 Capital LLC	66	✔	2009	Compensation (Chair), Compliance, HESS, N&G

ⓟ   Presiding Director and Senior Independent Director

*   Ms. Mathew has made the decision not to seek re-election and will step down from the Boards and their Committees with effect from the conclusion of the 2025 Annual Meetings of Shareholders, at which time the size of the Boards will be reduced to 11 members.

Executive Compensation Highlights

COMPENSATION POLICIES AND PRACTICES

What We Do	What We Don't Do
✓ Independent Compensation Committees that review and approve all compensation for our Named Executive Officers	✗ No guaranteed or unlimited incentive payouts in our annual bonus plan
✓ Independent compensation consultant	✗ No evergreen provisions in our equity plan
✓ Annual Say-on-Pay vote	✗ No short sales, short-term hedging or margin sales of our securities
✓ Stock ownership policy for Directors and Executive Officers	✗ No stock option repricing
✓ Compensation Committees assess compensation practices to deter excessive risk-taking	✗ No liberal share recycling of stock options or stock appreciation rights
✓ Pay-for-performance philosophy	✗ No pension plans or supplemental deferred compensation or retirement plans for our Named Executive Officers
✓ Mix of compensation which includes short-term cash and long-term equity-based compensation	✗ No single-trigger change in control equity vesting
✓ Robust clawback policy and other clawback provisions in annual bonus plan and equity grant agreements	✗ No Section 280G gross-up payments in the event of change of control

PRINCIPAL COMPENSATION OBJECTIVES

We believe that our executive compensation program should be appropriately tailored to balance short-term and long-term compensation opportunities to enable Carnival Corporation and Carnival plc to meet short-term objectives while continuing to produce value for their shareholders over the long-term and supporting a strong focus on retention. Our executive compensation program is designed to:



1

Reward results and effective strategic leadership through the use of both short-term and long-term incentives, taking into account each executive's performance, experience and responsibilities.



2

Align executive interests with those of our shareholders by making a substantial portion of compensation at risk and performance-based.



3

Remain competitive in the marketplace in order to attract, motivate and retain our talent that we believe is necessary to achieve our financial and strategic goals.

TOTAL TARGET COMPENSATION MIX[1]



CEO

Base Salary
11%

89%
At-risk

Annual
Incentive
Bonus
21%

Long-Term
Equity
Incentives
68%

Other NEOs

Base Salary
25%

75%
At-risk

Long-Term
Equity
Incentives
50%

Annual
Incentive Bonus
25%

(1) At-risk compensation includes the Annual Incentive Bonus that is subject to performance criteria and the Long-Term Equity Incentives some of which are subject to performance criteria and all of which are subject to change in value based on share price movements during the vesting period.

Shareholder Engagement

Carnival Corporation & plc has a long-standing shareholder outreach program, and we believe constructive dialogue with our shareholders is a fundamental pillar of effective corporate governance. We engage routinely throughout the year with our shareholders on a variety of topics relevant to the long-term success of our business.

Our engagement program is primarily led by our investor relations team and our Chief Executive Officer ("CEO"), with support from other members of senior management. In certain situations, meetings might include our Chair of the Boards, Chairs of Board Committees or our Presiding Director and Senior Independent Director (who is also the Chair of our Compensation Committees). Non-Executive Directors participate in select engagements to share their perspective and receive feedback directly from our shareholders, as appropriate. We believe this multifaceted shareholder engagement process allows for shareholder feedback and concerns to be appropriately considered and addressed by management and the Boards.

Throughout fiscal 2024, we engaged with a significant number of our shareholders. Our Chair of the Boards, CEO, Presiding Director and Senior Independent Director (who is also the Chair of our Compensation Committees) and certain other members of senior management participated in select meetings with shareholders during the year. Our dialogues covered several topics of significance to us and our shareholders, including:

- updates on our strategic, financial and operating priorities and recent performance;
- our executive compensation program and related disclosures for 2024;
- Board refreshment, Board composition and diversity; and
- progress on our environmental, health, safety and sustainability initiatives, including our emission reduction strategy.

We also engaged with our retail shareholders throughout the year. Retail shareholders as well as all other shareholders are given the opportunity to attend our Annual Meetings of Shareholders as well as ask questions and share their feedback with members of our Boards and management. In addition, our investor relations team routinely responds to questions and comments from retail shareholders and shares them with other departments and the Boards, as appropriate. All shareholders, including retail shareholders, may also communicate with the Boards or the Senior Independent Director by writing to the attention of the Company Secretary of Carnival Corporation & plc at 3655 N.W. 87th Avenue, Miami, Florida 33178-2428, United States.

The feedback we receive as part of our engagement efforts is shared with our senior management, full Boards and relevant Committees, as appropriate, who use it to inform decision-making regarding our practices, policies, and disclosures. For example, shareholder input informed our inclusion of a detailed skills matrix in our 2024 and 2025 Proxy Statements

as well as enhancements to our sustainability reporting. In the past, shareholder feedback was also an important input to our Compensation Committees' decision-making processes regarding our executive compensation program.

Corporate Social Responsibility



SUSTAINABILITY AND THE ENVIRONMENT

In 2021, we established goals for 2030 which incorporate six key focus areas listed below that align with elements of the United Nation's Sustainable Development Goals and build on the momentum of our successful achievement of our 2020 sustainability goals:

- climate action;

- circular economy;

- good health and well-being;

- sustainable tourism;

- biodiversity and conservation; and

- inclusion and belonging.

Since then, we have achieved several goals ahead of schedule, accelerated the timeline of others and established intermediate goals. During 2024, we conducted a comprehensive review of our 2030 sustainability goals to align with our ongoing vision and progress. This review included revising existing goals, setting new targets, and retiring goals that have already been achieved. The enhancement of our sustainability road map reflects our adaptive approach to addressing evolving environmental and social challenges, both globally and within the cruise industry.

We have a four-part strategy to help us achieve our climate action goals:

- Fleet optimization: delivering larger, more efficient ships as part of our ongoing newbuild program, some of which may replace existing ships in our fleet.

- Energy efficiency: continuing to improve our existing fleet's energy efficiency through investment in projects such as service power packages (or power saver packs), air lubrication systems and expanding shore power capabilities to leverage renewable energy sources while in port, where available.

- Itinerary efficiency: designing more energy-efficient itineraries, focusing on operational execution and investing in strategically located port and destination projects.

- New technologies and alternative fuels: investing in a first-of-its-kind lithium-ion battery storage system and assessing carbon capture and storage. We also support alternative fuels, including biofuels such as bio-methane, bio-methanol, as well as synthetic or e-fuels such as e-methane and e-methanol, which we are assessing as a future low GHG emission fuel option for our ships.

We are working to further reduce our absolute GHG emissions. We reduced our absolute GHG emissions from ship fuel by approximately 11% as compared to our peak year of 2011 despite capacity growth of nearly 37% over the same period. Additionally, we are pursuing our aspiration of net zero by 2050, aligned with the International Maritime Organization's revised strategy. Achieving this goal will require energy sources and technologies that do not yet exist at scale.

While fossil fuels are currently the only scalable and commercially viable option for our industry, we are closely monitoring technology developments and pioneering important sustainability initiatives in the cruise industry. We have leveraged third-party studies and partnered with companies and various organizations to help identify and scale new technologies. For example, we implemented maritime scale battery technology and are working with classification societies and other stakeholders to assess lower GHG emission fuel options for cruise ships and assessing carbon capture and storage technologies.

We have successfully used biofuels as a replacement for fossil fuel on 6 ships. To provide a path to net zero emissions, alternative low GHG emission fuels will be necessary for the maritime industry; however, there are significant supply and cost challenges that must be resolved before viability is reached.

We have ten LNG powered cruise ships in operation as of November 30, 2024 which represent nearly 20% of our fleet capacity and six more that are expected to join the fleet through 2033. A new ship capable of running on LNG also provides flexibility and future optionality. LNG engines are dual-fuel engines, capable of operating on marine gas-oil and LNG, including fossil, biofuel and, when available, synthetic versions of those fuels. The type of tank and system arrangements that we have on our LNG-fueled ships also allows for future conversion to other low GHG fuels such as green methanol. This provides us with more options to continue to fuel our ships regardless of how the alternative fuel markets develop in the future.

To incentivize performance on our sustainability priorities, our executive compensation program in 2024 also includes quantitative environmental and sustainability metrics in the Management Incentive Plan bonus and the performance-based equity grants. For further information on our sustainability efforts and progress, refer to our 2024 Joint Annual Report on Form 10-K or to our Sustainability Reports which are not incorporated in this document and can be viewed at www.carnivalcorp.com, www.carnivalplc.com and www.carnivalsustainability.com.



PROMOTING EMPLOYEE WELLNESS

We continue to bring together many cultures, backgrounds, beliefs and points of view and treat every person with dignity, courtesy and respect. We are expanding our efforts to include global wellness standards for employees. We believe that valuing and supporting employee wellbeing, as well as fostering optimal health and wellness, are crucial to sustaining

the success of our business. We strive to achieve greater performance and satisfaction through wellness standards focused on the financial, benefits, safety, psychological, social and physical needs of our employees. In addition, we believe a focus on wellness will lead to greater employee satisfaction, reduced turnover and identification as an employer of choice.



INVESTING IN OUR COMMUNITIES

Sustainable tourism is one of our ongoing priorities. Every year we find new ways to foster shared value, mutual growth and goodwill with our destination partners—and 2024 was no exception.

We also seek out meaningful ways to help address pressing needs in destination communities. For example, in 2024 we supported and coordinated disaster relief efforts in communities across the southeastern United States impacted by hurricanes Helene and Milton. In addition, we supported disaster relief efforts on the South Pacific island of Vanuatu and on Japan's Noto Peninsula after they were impacted by earthquakes and provided in-kind donations to the Quintana Roo community in Mexico after they were affected by torrential rains and flooding.

We also supported the Alaska community impacted by the Mendenhall Glacier Dam flooding.

We participated in 48 coastal cleanups across 17 countries during 2024.

During times of crisis, Carnival Foundation works closely with national and international relief organizations, coordinating corporate and employee donations for emergencies, such as hurricanes in the U.S. and in the Caribbean.

We also continued construction on a new cruise port destination, Celebration Key, which is expected to open in the summer of 2025. In 2024, we planted 5,000 locally grown palm trees in Celebration Key—Grand Bahamas.

Through Carnival Foundation, which oversees many of our philanthropic endeavors, we are also dedicated to creating positive change through empowering youth, enhancing education and strengthening families in the communities where we live and work. Carnival Foundation and the brands of Carnival Corporation & plc support a broad spectrum of organizations that positively impact thousands of youth and families each year through charitable giving, in-kind donations and volunteerism. Whether it is providing job training to the homeless, preserving and protecting the environment, furthering medical research or investing in our future through education and mentoring, the reach of Carnival Foundation is all-encompassing.

Carnival Foundation's contributions are spread to communities where the brands operate, but focus on organizations in South Florida, where Carnival Corporation & plc is headquartered.



Governance and Board Matters



PROPOSALS 1-11		
Re-Election of Directors		
1 Micky Arison	**5** Helen Deeble	**9** Laura Weil
2 Sir Jonathon Band	**6** Jeffrey J. Gearhart	**10** Josh Weinstein
3 Jason Glen Cahilly	**7** Katie Lahey	**11** Randy Weisenburger
4 Nelda J. Connors	**8** Stuart Subotnick	

Governance

GOVERNANCE PHILOSOPHY

We are committed to governance policies and practices so that shareholder and other stakeholder interests are represented in a thoughtful and independent manner. Sound principles of corporate governance are critical to obtaining and retaining the trust of investors. They are also vital in securing respect from other key stakeholders and interested parties, including our workforce, guests and suppliers, the communities in which we conduct business, government officials and the public-at-large. We believe that our governance framework contributes to the delivery of our corporate strategy in a number of ways. The Boards and our Board Committees support our senior management in the development, refinement and execution of our corporate strategy by providing independent oversight and valuable input based on their wealth of knowledge and experience in their areas of expertise. The Boards also oversee our risk review and assessment processes, while our Board Committees provide oversight over risks within their area of remit, all of which are incorporated into our strategic planning.

DUAL-LISTED ARRANGEMENT CONSIDERATIONS

Carnival Corporation and Carnival plc operate under a dual listed company ("DLC") arrangement with primary stock listings in the United States ("U.S.") and the United Kingdom ("UK"). Accordingly, we implemented a single corporate governance framework consistent, to the extent possible, with the governance practices and requirements of both countries. While there are customs or practices that differ between the two countries, we believe our corporate governance framework effectively addresses the corporate governance requirements of both the U.S. and the UK.

Our corporate governance principles are set forth in our Corporate Governance Guidelines and the charters of our Board Committees. The actions described in these documents, which the Boards have reviewed and approved, implement applicable requirements, including the New York Stock Exchange listing requirements and, to the extent practicable, the UK Corporate Governance Code published by the UK Financial Reporting Council in July 2018 (the "UK Corporate Governance Code"), as well our own vision of good governance.

We will continue to monitor governance developments in the U.S. and the UK to ensure a vigorous and effective corporate governance framework of the highest international standards.

Our Corporate Governance Guidelines, copies of the charters of our Board Committees and our

organizational documents are available under the "Governance" section of our website at **www.carnivalcorp.com** and **www.carnivalplc.com**.

The Boards are elected by the shareholders to exercise business judgment to act in what they reasonably believe to be in the best interests of Carnival Corporation & plc and its shareholders. The Boards select and oversee the members of senior management, who are charged by the Boards with conducting the business of Carnival Corporation & plc.

Nominations of Directors

NOMINATION PRINCIPLES AND PROCESS

Carnival Corporation and Carnival plc are two separate legal entities and, therefore, each has a separate Board of Directors, each of which in turn has its own Nominating & Governance Committee. As the DLC arrangement requires that there be identical Boards of Directors, the Nominating & Governance Committees make one set of determinations in relation to both companies.

The Nominating & Governance Committees, which are made up of independent Directors, actively seek individuals qualified to become Board members and recommend to the Boards the nominees to stand for election as Directors at the Annual Meetings of Shareholders or, if applicable, at a Special Meeting of Shareholders.

All nominations and appointments to the Boards are based on merit and objective criteria. When nominating candidates for the Boards of Directors, including incumbent Directors eligible for re-nomination, regardless of the source of the nomination, the Nominating & Governance Committees will consider, in accordance with their charter and the Board Diversity Policy, such factors as they deem appropriate, including, but not limited to:

- the candidate's judgment;
- the candidate's skill;
- contributions to the Boards of Directors (with respect to incumbent Directors);
- diversity considerations, including with respect to diversity of experience, professions, skills, geographic representations, knowledge and abilities, as well as race or ethnicity, age and gender;
- the candidate's experience with business and other organizations of comparable size;
- the interplay of the candidate's experience with the experience of other members of the Boards; and
- the extent to which the candidate would be a desirable addition to the Boards and any Committees of the Boards.

TIME COMMITMENTS AND OVERBOARDING

All candidates for nomination or re-nomination, including incumbent Directors, have to disclose their other significant commitments and provide confirmation to the Nominating & Governance Committees that they have sufficient time available to fulfill the obligations of the office. The Nominating & Governance Committees provide such disclosure and confirmation to the Boards for their consideration prior to the nomination or re-nomination of a candidate. All candidates for nomination or re-nomination must also comply with our overboarding policy which is included in our Corporate Governance Guidelines. The overboarding policy limits Directors to a maximum of four public company boards (including Carnival Corporation & plc, treated as one board), with executive officers and non-executive chairs of public companies limited to a maximum of two and three public company boards, respectively. Members of our Audit Committees may not serve on audit committees of more than three public companies. The Chair of our Boards and executive officers who serve on our Boards are also not permitted to serve as chairs of the board of any other public company. The Boards may, upon recommendation of the Nominating & Governance Committees, approve a departure from these board and committee service limits if doing so would be in the best interests of Carnival Corporation & plc and our shareholders, after

considering the nature and extent of the various appointments, the companies concerned, and any exceptional circumstances. The overboarding policy is reviewed at least annually as part of the Boards'

review of the Corporate Governance Guidelines. All Directors currently serving are compliant with the overboarding policy.

Board Evaluation Process

The Boards maintain a comprehensive annual evaluation process that guides our Director nomination and refreshment process. This includes both a rigorous regular process as well as a different

tri-annual process in lieu of the regular process conducted in partnership with an external third-party governance expert, to support a holistic and thorough evaluation.

REGULAR PROCESS:	PROCESS EVERY THIRD YEAR:
Assessment	
• Questionnaires to assess performance completed by all Board members	• Independent assessment of the Boards by third party governance expert
Initial Review	
• N&G Committees review questionnaires and individual Director performance • Each Committee reviews its performance	• Senior Independent Director reviews results of the independent assessment with the third party governance expert
Final Review	
• N&G Committees and all other Committees present results to the Boards • Boards review results and confirm whether each Director and Committee performed effectively	• Third party governance expert presents results and recommendations to the Boards • Boards review results and confirm whether each Director and Committee performed effectively
Feedback	
• Boards and their Committees review strengths and areas of improvement • Boards and their Committees identify follow up matters from evaluation	

The N&G Committees and the Boards conduct annual performance evaluations of the Boards, the Boards' Committees and the members of our Boards of Directors. As part of this process in 2024, each Director was required to complete a questionnaire about the performance of the Boards and their Committees. All questionnaires were reviewed and assessed by the N&G Committees. In addition, the N&G Committees reviewed the individual performance of each member of the Boards of Directors focusing on his or her contribution to Carnival Corporation and Carnival plc and also discussed and reviewed with Non-Executive Directors any significant time commitments they have with other companies or organizations. The N&G Committees reported the results of their review to the Boards. The Boards determined that each nominee was an effective and committed member of the Boards and the Board Committees on which each serves.

During fiscal 2024, all Committees of the Boards also reviewed their own performance against their respective charters by completing questionnaires that were provided to the Chair of the N&G Committees. The results of such reviews were discussed among the members and reported to the Boards. The Boards concluded that the Committees continued to function effectively and continued to meet the requirements of their respective charters.

In 2022, the N&G Committees engaged a third-party governance expert to perform an assessment of the effectiveness of the Boards. The third-party governance expert interviewed each Director and members of senior management who interact substantially with the Boards, reviewed the results of the assessment with the Senior Independent Director, and then presented the results of the assessment as well as recommendations to the full

Boards, including our Chair, in late 2022. Refer to "Board Performance Evaluations" in the Carnival plc Corporate Governance Report for additional information regarding the third-party governance expert's assessment.

Board Refreshment

We have added five new Directors to our Boards since 2019, including three women.



2019	2020	2022	2024
1 new Director joined	1 new Director joined	2 new Directors joined	1 new Director joined
• Katie Lahey	• Jeffrey J. Gearhart	• Josh Weinstein • Sara Mathew*	• Nelda J. Connors

*   Ms. Mathew has made the decision not to seek re-election and will step down from the Boards and their Committees with effect from the conclusion of the 2025 Annual Meetings of Shareholders, at which time the size of the Boards will be reduced to 11 members.

The N&G Committees also use their best efforts to ensure that the composition of the Boards adheres to the independence requirements applicable to companies listed for trading on the New York Stock Exchange and the London Stock Exchange. The N&G Committees and the Boards utilize the same criteria for evaluating candidates regardless of the source of the referral. Other than the foregoing, there are no stated minimum criteria for Director nominees.

The N&G Committees identify nominees by first evaluating the current members of the Boards willing to continue in service. As part of Director succession planning, current members of the Boards with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Boards with that of obtaining a new perspective. If any member of the Boards does not wish to continue in service or if the N&G Committees or the Boards decide not to re-nominate a member for re-election, the N&G Committees identify the desired skills and experience of a new nominee in light of the criteria above. Current members of the N&G Committees and the Boards are polled for suggestions as to individuals meeting the criteria of the N&G Committees. The N&G Committees may consider candidates proposed by management but are not required to do so. The N&G Committees generally use third-party search firms to identify and attract potential nominees.

As of November 30, 2024, 42% of the members of the Boards are women (being five of 12 members) and two Directors are ethnically diverse.

Board Orientation and Education

As part of our new Director orientation program, new Directors meet with the Company Secretary, senior management and Board leadership, as appropriate, and are also provided with a variety of orientation materials to familiarize them with Carnival Corporation & plc's business, strategy, structure of the Boards and the committees, as their duties and responsibilities under U.S. and UK laws and regulations, and other relevant topics.

All existing Directors are encouraged to continue to develop their skills and knowledge. We provide a number of different presentations and educational programs for Directors by senior management and outside experts on topics such as industry trends, corporate governance and sustainability developments, cybersecurity, and other topics related to areas of Board oversight. Directors are also encouraged to attend additional continuing educational programs. They also receive materials and updates from management on a regular basis regarding new developments, changes or trends.

2025 Nominees for Re-Election to the Boards

The DLC arrangement requires the Boards of Carnival Corporation and Carnival plc to be identical. Shareholders are required to approve the election or re-election of Directors to each Board. There are 11 nominees for re-election to each Board of Directors. Each nominee currently serves as a Director of both companies, and each nominee is standing for re-election having been most recently elected at the 2024 Annual Meetings of Shareholders. All Board nominees are to be re-elected to serve until the next Annual Meetings of Shareholders or until their successors are elected.

All of the nominees have indicated that they will be willing and able to serve as Directors.

With respect to each Board nominee set forth below, the information presented includes such person's age, the year in which such person first became a Director, any other position held with Carnival Corporation and Carnival plc, such person's principal occupations during at least the past five years, any directorships held by such nominee in public or certain other companies over the past five years, the nominee's qualifications, including particular areas of expertise, to serve as a Director and the reasons why their contributions are, and continue to be, important to our long-term sustainable success.

 **Accordingly, the Boards of Directors unanimously recommend a vote FOR the re-election of each of the Director nominees.**

DIRECTOR SKILLS AND QUALIFICATIONS

The N&G Committees endeavor to ensure that our Boards are composed of Directors who collectively bring a wide variety of business backgrounds, experiences, skills and perspectives that provide relevant strategic and operating insight and contribute to the Boards' ability to effectively oversee our business strategy. The following table describes certain experiences, qualifications and skills that the Boards have identified as important to carrying out our business strategy and allowing the Boards to effectively fulfill their responsibilities. The attribution of skills to Director nominees reflects careful consideration of each nominee's professional history and experience in the context of relevance to the Boards' defined set of priority skills and qualifications.

Experiences, Competencies & Skills	Director Qualifications for Possessing the Skill	Director Nominees with this Skill
Travel, Leisure & Hospitality	Experience in relevant industries such as travel, tourism, leisure and hospitality provides a deep understanding of our business strategy, operations and key markets	6/11
Maritime & Health, Safety and Environmental ("HSE")	Experience in the maritime industry and relevant health, safety and environment matters, provides a critical understanding of our strategic, operating, health and safety, and environmental sustainability priorities	6/11
CEO / Senior Leadership	Experience serving as a public company CEO or other senior leadership role can hone skills in core management areas—such as strategic planning, financial reporting, compliance, risk management and leadership development—providing valuable practical understanding of complex organizations	11/11
International Perspective	Leadership experience in organizations that operate across diverse and evolving political systems, economic conditions, and cultures provides valuable perspectives for oversight of the risks and opportunities within Carnival's extensive international business operations	11/11
Finance & Accounting	Expertise in finance, capital markets and financial reporting processes enables our Directors to effectively monitor and assess our operating and strategic performance and capital allocation approach, and ensure accurate financial reporting and robust controls	9/11
Corporate Governance	Public company board experience provides insight into new and alternative practices which informs our commitment to excellence in corporate governance and helps ensure that the Boards are functioning as an effective and cohesive oversight body with independent perspectives	10/11
Strategy, Operations & Risk Management	Experience identifying, managing and mitigating key strategic and operational risks—such as competition, regulatory compliance, brand integrity, cybersecurity, human capital and sustainability—promotes effective oversight of our material risks and opportunities and contributes to effective oversight of strategy in a variety of operating environments	11/11
Media, Marketing & Retail	Experience developing and overseeing media, marketing and retail strategies provides the Boards with valuable insight into how to most impactfully reach consumers and other stakeholders	7/11

Experiences, Competencies & Skills	Director Qualifications for Possessing the Skill	Director Nominees with this Skill
Technology & Cybersecurity	Experience understanding and managing information technology and cybersecurity matters is increasingly important to mitigate risks to our business, and helps our team address innovation and competitiveness in a rapidly evolving technological age	5/11
Government, Legal & Regulatory	Experience in government or legal services allows the Boards to develop their long-term strategies by incorporating current and potential changes in public policy and regulation relevant to our business and operations	8/11

Experiences, Qualifications & Skills	Arison	Weinstein	Band	Cahilly	Connors	Deeble	Gearhart	Lahey	Subotnick	Weil	Weisenburger
Travel, Leisure & Hospitality	●	●		●		●		●	●		
Maritime & HSE	●	●	●		●	●		●			
CEO / Senior Leadership	●	●	●	●	●	●	●	●	●	●	●
International Perspective	●	●	●	●	●	●	●	●	●	●	●
Finance & Accounting	●	●		●	●	●	●		●	●	●
Corporate Governance	●		●	●	●	●	●	●	●	●	●
Strategy, Operations & Risk Management	●	●	●	●	●	●	●	●	●	●	●
Media, Marketing & Retail	●	●		●				●	●	●	●
Technology & Cybersecurity		●	●	●	●					●	
Government, Legal & Regulatory		●	●	●	●	●	●	●		●	

MICKY ARISON



AGE 75

Carnival Corporation Director since 1987

Chair of the Board of Carnival Corporation since 1990

Carnival plc Director since 2003

Chair of the Board of Carnival plc since 2003

COMMITTEES
- None

KEY EXPERIENCE AND QUALIFICATIONS

- Developed a comprehensive understanding of all aspects of our global business strategy, operations, key markets, regulatory landscape, and the maritime and travel and leisure industries through decades of executive and Board experience, including as our former Chief Executive Officer
- Significant leadership experience has given Mr. Arison unique insight into important functions such as our financing, shipbuilding, risk management, human capital management, marketing strategies, and health, safety and environment that are important to enabling successful execution of our strategic priorities and ongoing operations
- Played a critical role in the development and evolution of our corporate governance practices to support the most effective oversight of our strategy through tenure as Chair of our Boards

CAREER HIGHLIGHTS

- **Carnival Corporation & plc**
  - Chair of the Board of Directors, Carnival Corporation (1990 to present)
  - Chair of the Board of Directors, Carnival plc (2003 to present)
  - Chief Executive Officer, Carnival Corporation (formerly known as Carnival Cruise Lines) (1979 to 2013)
  - Chief Executive Officer, Carnival plc (2003 to 2013)

OTHER PUBLIC COMPANY BOARDS

- None

SIR JONATHON BAND



AGE 75

INDEPENDENT Carnival Corporation Director since 2010

INDEPENDENT Carnival plc Director since 2010

COMMITTEES
- Compliance
- HESS **C**
- N&G

KEY EXPERIENCE AND QUALIFICATIONS

- Gained substantial experience in maritime and security matters through 42 years of service with the British Navy, contributing to expansive understanding of our global operations, physical and technological security considerations, human capital matters, risk management and regulatory landscape.
- Direct experience in the maritime industry and in-depth knowledge of our operations position Sir Jonathon to effectively chair the HESS Committees and provide oversight of sustainability, health and safety risks and compliance with related legal and regulatory requirements
- Current and previous experience serving on boards of public companies with international operations provides Sir Jonathon with deep corporate governance experience in a global context

CAREER HIGHLIGHTS

- **The British Navy**
  - First Sea Lord and Chief of Naval Staff, the most senior officer position in the British Navy (2006 to 2009, when he retired)
  - Admiral and Commander-in-Chief Fleet (2002 to 2006)
  - Served as a naval officer in increasing positions of authority (1967 to 2002)

OTHER PUBLIC COMPANY BOARDS

- None

PRIOR COMPANY BOARDS

- Harland & Wolff Group Holdings plc (2021 to August 2024)
- Survitec Group (2015 to 2019)
- Lockheed Martin UK Limited (2010 to 2015)

JASON GLEN CAHILLY



AGE 54

INDEPENDENT Carnival Corporation Director since 2017

INDEPENDENT Carnival plc Director since 2017

COMMITTEES
- Audit
- Compensation

KEY EXPERIENCE AND QUALIFICATIONS

- Brings over 25 years of experience in senior leadership and public and private company board roles, including as Chief Strategic and Financial Officer of the National Basketball Association (the "NBA") and as Goldman Sachs' Global Co-Head of Media and Telecommunications

- Direct experience in global technology, media, communications, entertainment, sports, leisure, and finance sectors

- Deepens our Boards' understanding and oversight of global strategy, financial and risk management, technology, legal, regulatory, human capital management and corporate governance matters

CAREER HIGHLIGHTS

- **Dragon Group LLC and its affiliates**, a private firm that provides capital and business management consulting and advisory services worldwide
  - Chief Executive Officer (2017 to present)

- **The NBA**, a North American professional basketball league
  - Chief Strategic & Financial Officer (2013 to 2017)

- **Goldman Sachs & Co.**, a global investment banking, securities and investment management firm
  - Partner; Global Co-Head of Media and Telecommunications; Head of Principal Investing for Technology, Media & Telecommunications ("TMT"); Co-Head of TMT Americas Financing Group; and other roles of increasing responsibility (2000 to 2012)

OTHER PUBLIC COMPANY BOARDS

- Corsair Gaming, Inc. (2018 to present)

PRIOR COMPANY BOARDS

- NBA China (2013 to 2017)

NELDA J. CONNORS



AGE 59

INDEPENDENT Carnival Corporation Director since 2024

INDEPENDENT Carnival plc Director since 2024

COMMITTEES
- HESS

KEY EXPERIENCE AND QUALIFICATIONS

- Over 25 years of senior executive experience in diverse and heavily regulated industries provides Ms. Connors comprehensive understanding of strategy, risk management, regulatory matters, health and safety, and complex operations across different markets
- Strong financial acumen and financial reporting skills developed through leadership of an independent investment firm and public company executive roles contribute to our Boards' oversight of financial matters
- Extensive experience overseeing corporate governance, strategy and risk, human capital management, and regulatory considerations in a public company context gained through service on public company boards, including in key committee leadership roles

CAREER HIGHLIGHTS

- **Pine Grove Holdings, LLC,** a privately held investment company
  - Chair and Chief Executive Officer (2011 to present)
- **Atkore International Inc.** (formerly the Electrical and Metal Products division of Tyco International), a global manufacturer of electrical, safety and infrastructure solutions
  - President and Chief Executive Officer (2008 to 2011)
- **Eaton Corporation**, a global electrical and automotive supplier
  - Vice President (2002 to 2008)

OTHER PUBLIC COMPANY BOARDS

- ConocoPhillips (September 2024 to present)
- Otis Worldwide Corporation (2022 to present)
- Zebra Technologies Corporation (2022 to present)

PRIOR COMPANY BOARDS

- Baker Hughes Company (2020 to May 2024)
- Boston Scientific Corporation (2009 to May 2024)
- BorgWarner Inc. (2020 to 2022)
- Enersys (2017 to 2021)
- Delphi Technologies PLC (2017 to 2020)
- CNH Industrial N.V. (2020)
- Echo Global Logistics, Inc. (2013 to 2020)

HELEN DEEBLE



AGE 63

INDEPENDENT Carnival Corporation Director since 2016

INDEPENDENT Carnival plc Director since 2016

COMMITTEES
- Compensation
- HESS

KEY EXPERIENCE AND QUALIFICATIONS

- **Over 30 years of strategic, financial and operational leadership experience in the global maritime, logistics and travel industries provide Ms. Deeble with deep insight into our key markets, risk management, financing activities, and human capital management in a maritime environment**
- **Contributes to the Boards' oversight of financial and accounting matters and regulatory compliance as a certified UK Chartered Accountant and former senior executive**
- **Service on public company and advisory boards provides Ms. Deeble with additional expertise in corporate governance, the maritime industry, sustainability, supply chain and regulatory matters**

CAREER HIGHLIGHTS

- **P&O Ferries Division Holdings Ltd.**, a pan-European shipping and logistics business
  - Chief Executive Officer (2006 to 2017)
  - Chief Operating Officer (2004 to 2006)
  - Chief Financial Officer (1998 to 2003)
- **UK Chamber of Shipping**, the UK shipping industry trade association
  - Vice President; President (2011 to 2013)
- **Awarded Commander of the Order of the British Empire** for services to shipping (2013)
- **Stena Line UK**, a European passenger and freight operator
  - Senior finance roles including Chief Financial Officer (1993 to 1998)

OTHER PUBLIC COMPANY BOARDS

- CMO Group PLC (2021 to present)

PRIOR COMPANY BOARDS OR ENGAGEMENTS

- Member of the Supervisory Board, the UK Chamber of Shipping (2011 to 2023)
- Non-Executive Director, the Port of London Authority (2014 to 2020)
- Board member of Standard P&I Club, an insurance mutual representing ship owners globally to manage insurance costs over the long term (2014 to 2018)
- Board member and member of the regulatory committee of Interferry, a trade organization for ferry operators globally

JEFFREY J. GEARHART



AGE 60

INDEPENDENT Carnival Corporation Director since 2020

INDEPENDENT Carnival plc Director since 2020

COMMITTEES
- Compliance Ⓒ
- HESS

KEY EXPERIENCE AND QUALIFICATIONS

- Contributes deep understanding of global legal, regulatory and compliance matters gained from roles leading the governance and legal organizations at Walmart and as a national law firm partner, which also supports effective oversight of compliance with all laws, regulations and policies applicable to us
- Substantial experience managing financial, strategic, compliance and regulatory risks in a global organization contributes to our Boards' understanding and oversight of key risks and their impact on our strategy
- Brings strong corporate governance expertise developed in the Corporate Secretary and senior leadership roles at Walmart and through service as a public company Board member

CAREER HIGHLIGHTS

- **Walmart, Inc.**, a global retailer
  - Executive Vice President, Global Governance and Corporate Secretary, responsible for oversight of Walmart Inc.'s global legal, compliance, ethics and security and investigation functions, among others (2012 to 2018)
  - Executive Vice President, General Counsel and Corporate Secretary (2010 to 2012)
  - Executive Vice President, General Counsel (2009 to 2010)
  - Senior Vice President and Deputy General Counsel (2007 to 2009)
  - Vice President and General Counsel, Corporate Division (2003 to 2007)
- **Kutak Rock LLP**, a national law firm
  - Partner, Corporate Securities and Mergers and Acquisitions (1998 to 2003)

OTHER PUBLIC COMPANY BOARDS

- Bank OZK (2018 to present)

KATIE LAHEY



AGE 74

INDEPENDENT Carnival Corporation Director since 2019

INDEPENDENT Carnival plc Director since 2019

COMMITTEES
- HESS
- N&G

KEY EXPERIENCE AND QUALIFICATIONS

- Extensive experience in the maritime, travel, tourism, leisure, and hospitality industries in corporate, industry association and government roles bolsters our Boards' collective industry expertise and ability to navigate strategic opportunities and challenges
- Brings meaningful insights into human capital management, succession planning and global talent acquisition and development through experience leading a leadership and talent firm
- Developed a rich understanding of media and marketing, including the particular concerns of the tourism and transportation sectors, through her leadership of the Business Council of Australia and other roles, which supports the Boards' oversight of our business and marketing strategies

CAREER HIGHLIGHTS

- **Korn Ferry Australasia**, a leadership and talent firm
  - Non-Executive Chair (2019)
  - Executive Chair (2011 to 2019)
- **The Tourism and Transport Forum Australia**, a tourism and transportation industry group
  - Chair (2015 to 2018)
- **Carnival Australia**, a division of Carnival plc
  - Executive Chair (2006 to 2013)
- **Business Council of Australia**, an association of chief executives of leading companies
  - Chief Executive (2001 to 2011)
- Additional roles as Chief Executive of the **State Chamber of Commerce** (1995 to 2001); Chief Executive of the **Sydney City Council** (1992 to 1995); and Chair & Chief Executive Officer of the **Victorian Tourism Commission** (1989 to 1992)

INDUSTRY RECOGNITION

- Member of the Order of Australia, for her significant services to business and commerce and the arts (2013)
- Awarded a Centenary Medal, for her contributions to Australian society in the area of business leadership (2003)

OTHER PUBLIC COMPANY BOARDS

- None

PRIOR PUBLIC COMPANY BOARDS

- The Star Entertainment Group Limited (2012 to 2022)

STUART SUBOTNICK



AGE 83

INDEPENDENT Carnival Corporation Director since 1987

INDEPENDENT Carnival plc Director since 2003

COMMITTEES

- Audit
- Compliance
- N&G Ⓒ

KEY EXPERIENCE AND QUALIFICATIONS

- Deep industry insights gained from decades of executive leadership at a global media and marketing conglomerate comprising communications, hospitality and entertainment businesses contribute to our Boards' oversight of our business and marketing strategies
- Expertise in financing, investing and corporate transactions strengthens our Boards' ability to effectively oversee our financial, capital allocation and associated risks
- Experience establishing and growing multiple public and private companies in diverse U.S. and international markets also included significant experience in corporate governance, talent development and succession planning insights

CAREER HIGHLIGHTS

- **Metromedia Company**, a privately held diversified Delaware general partnership
  - President and Chief Executive Officer (2010 to present)
  - General Partner and Executive Vice President (1986 to 2010)
- Helped establish, acquire, take public, and operate several companies with national and international presence including Metromedia International Group, Orion Pictures, AboveNet and Big City Radio

OTHER PUBLIC COMPANY BOARDS

- None

PRIOR PUBLIC COMPANY BOARDS

- AboveNet, Inc. (1997 to 2012)

LAURA WEIL



AGE 68

INDEPENDENT Carnival Corporation Director since 2007

INDEPENDENT Carnival plc Director since 2007

COMMITTEES
- Audit **C**
- Compensation
- Compliance

KEY EXPERIENCE AND QUALIFICATIONS

- **Over 25 years of executive and operational experience with an emphasis on digital transformation and e-commerce strategies at multi-national businesses strengthens our Boards' oversight of our business and go-to market strategies**
- **Gained valuable experience leading transformational technology initiatives in several prior roles, including management of cybersecurity matters, which bolsters our Boards' ability to understand and address risks and opportunities related to technology and cybersecurity**
- **Developed financial acumen during her tenure as an investment banker and senior executive that helps our Boards effectively oversee financial reporting and controls**

CAREER HIGHLIGHTS

- **Village Lane Advisory LLC**, which specializes in providing executive and strategic consulting services to retailers as well as private equity firms
  - Founder and Managing Partner (2015 to present)
- **New York & Company, Inc.**, a women's apparel and accessories retailer
  - Executive Vice President and Chief Operating Officer (2012 to 2014)
- **Ashley Stewart LLC**, a privately held women's apparel retailer
  - Chief Executive Officer (2010 to 2011)
- **Urban Brands, Inc.**, a privately held apparel retailer
  - Chief Executive Officer (2009 to 2010)
- **AnnTaylor Stores Corporation**, a women's apparel retailer
  - Chief Operating Officer and Senior Executive Vice President (2005 to 2006)
- **American Eagle Outfitters, Inc.**, a global apparel retailer
  - Chief Financial Officer and Executive Vice President (1995 to 2005)

OTHER PUBLIC COMPANY BOARDS

- Global Fashion Group, S.A. (2019 to present)
- Pearl Holdings Acquisition Corp. (2021 to present)

PRIOR PUBLIC COMPANY BOARDS

- Christopher & Banks Corporation (2016 to 2019)

JOSH WEINSTEIN



AGE 50

Carnival Corporation Director since 2022

Carnival plc Director since 2022

COMMITTEES

* None

KEY EXPERIENCE AND QUALIFICATIONS

* **Deep understanding of our business, strategic priorities, material risks and the cruise industry from 20-year track record in critical and senior roles with us**
* **Direct experience managing major operational functions and leading one of our operating units enable Mr. Weinstein to effectively lead our day-to-day operations and inform our Boards of important developments**
* **Developed expertise in global operations, finance, marketing, legal, human capital management and developing business strategy through current and prior roles with us**

CAREER HIGHLIGHTS

* **Carnival Corporation & plc**
  ◦ President, CEO and Chief Climate Officer (2022 to present)
  ◦ Chief Operations Officer (2020 to 2022)
  ◦ President, Carnival UK (2017 to 2020)
  ◦ Treasurer (2007 to 2017)
  ◦ Assistant General Counsel (2003 to 2007)
  ◦ Associate General Counsel (2002 to 2003)

OTHER PUBLIC COMPANY BOARDS

* None

RANDY WEISENBURGER



AGE 66

INDEPENDENT Carnival Corporation Director since 2009

INDEPENDENT Carnival plc Director since 2009

Presiding Director and Senior Independent Director

COMMITTEES
- Compensation Ⓒ
- Compliance
- HESS
- N&G

KEY EXPERIENCE AND QUALIFICATIONS

- Brings substantial executive leadership and global operational skills and a relevant understanding of advertising and marketing to our Boards through his experience at Omnicom and as an executive of several Wasserstein Perella portfolio companies
- Financial and investing skills and expertise developed at Mile 26 Capital and Omnicom enhance our Boards' ability to evaluate our operating and strategic performance and oversee financial matters
- Extensive experience with global regulatory and compliance matters, as well as compensation, talent development and succession planning, gained from leadership of Omnicom which operates numerous individual agencies around the world

CAREER HIGHLIGHTS

- **Mile 26 Capital LLC**, a private investment firm
  ◦ Managing Member (2014 to present)
- **Omnicom Group Inc.**, a publicly-traded global media, marketing and communications company
  ◦ Executive Vice President and Chief Financial Officer (1998 to 2014)
- **Wasserstein Perella**, a boutique investment bank
  ◦ Founding member; President and Chief Executive Officer of the firm's merchant banking subsidiary, Wasserstein & Co. (1988 to 1998)

OTHER PUBLIC COMPANY BOARDS

- Corsair Gaming, Inc. (2020 to present)
- MP Materials Corp (2020 to present)
- Valero Energy Corporation (2011 to present)

Board and Committee Governance

BOARD MEETINGS

During the year ended November 30, 2024, the Board of Directors of each of Carnival Corporation and Carnival plc held a total of 5 meetings. Each Carnival Corporation Director and each Carnival plc Director attended either telephonically or in person at least 75% of all Carnival Corporation & plc Boards of Directors meetings and applicable Board Committee meetings held during the period that he or she served in fiscal 2024. All Directors then serving attended the 2024 Annual Meetings of Shareholders.

BOARD LEADERSHIP STRUCTURE



MICKY ARISON

Executive Chair of the Boards



JOSH WEINSTEIN

President, CEO and Chief Climate Officer



RANDY WEISENBURGER

Presiding Director and Senior Independent Director

Our Boards of Directors are led by our executive Chair, Mr. Arison. The CEO position is currently separate from the Chair. The Boards maintain the flexibility to determine whether the roles of Chair and CEO should be combined or separated, based on what they believe is in the best interests of Carnival Corporation & plc at a given point in time. We believe that the separation of the Chair and CEO positions is an appropriate corporate governance practice for us at this time, and that having Mr. Arison as our executive Chair enables Carnival Corporation & plc and the Boards to continue to benefit from Mr. Arison's skills and expertise, including his extensive knowledge of our business.

Our Non-Executive Directors, all of whom are independent, meet privately in executive session at least quarterly. The Presiding Director leads those meetings and also acts as the Senior Independent Director under the UK Corporate Governance Code. In addition, the Presiding Director serves as the principal liaison to the Non-Executive Directors, reviews and approves meeting agendas for the Boards and reviews meeting schedules. Our Non-Executive Directors, acting in executive session, elected Randy Weisenburger as the Presiding Director and Senior Independent Director. Mr. Weisenburger brought to those roles significant board leadership experience, including as the Chair of our Compensation Committees, familiarity with our Board processes and company structures as a seasoned member of several of our Board committees, and extensive skills and experience gained as a senior executive of a large multi-national corporation and a director (current and former) of other public and private companies.

The structure of our Boards facilitates the continued strong communication and coordination between management and the Boards and enables the Boards to fulfill their risk oversight responsibilities, as further described below.

BOARD COMMITTEES

The Boards delegate various responsibilities and authority to different Board Committees. The Board Committees regularly report on their activities and actions to the full Boards. The Board of Directors of each of Carnival Corporation and Carnival plc has established standing Board Committees, which are each comprised of the same Directors for each company, as follows:

Audit

Health, Environmental, Safety and Security

Compensation

Nominating & Governance

Compliance

Each Board Committee periodically reviews its charter in light of new developments in applicable regulations and may make additional recommendations to the Boards to reflect evolving best practices.

Committee charters are available at: **www.carnivalcorp.com/governance** and **www.carnivalplc.com/governance.**

Each Board Committee can engage outside experts, advisors and counsel to assist the Board Committee in its work.

As of January 27, 2025, the Board Committee members are as follows:

Name	Independent	Carnival Corporation & plc Board Committees Audit	Compensation	Compliance	HESS	N&G
Micky Arison ☆						
Sir Jonathon Band	✓			Member	Chair	Member
Jason Glen Cahilly	✓	Member, financial expert	Member			
Nelda J. Connors	✓				Member	
Helen Deeble	✓		Member		Member	
Jeffrey J. Gearhart	✓			Chair	Member	
Katie Lahey	✓				Member	Member
Sara Mathew*	✓	Member, financial expert				
Stuart Subotnick	✓	Member, financial expert		Member		Chair
Laura Weil	✓	Chair, financial expert	Member	Member		
Josh Weinstein						
Randy Weisenburger Ⓟ	✓		Chair	Member	Member	Member

Key:
- **C** — Committee Chair
- 👤 — Committee Member
- ☆ — Executive Chair
- Ⓟ — Presiding Director and Senior Independent Director
- 🖩 — Audit Committee financial expert



AUDIT COMMITTEES

MEMBERS



- **Laura Weil, Chair**
- Jason Glen Cahilly
- Sara Mathew*
- Stuart Subotnick

QUALIFICATIONS

- The Board of Directors of Carnival Corporation has determined that each member of the Audit Committees is both "independent" and an "audit committee financial expert," as defined by SEC rules.

- In addition, the Board of Directors of Carnival plc has determined that each member of the Audit Committees is "independent" and had "recent and relevant financial experience" for the purposes of the UK Corporate Governance Code.

- The Boards determined that each member of the Audit Committees has sufficient knowledge in reading and understanding our financial statements to serve on the Audit Committees.

FY2024 MEETINGS: 8

KEY RESPONSIBILITIES

The Audit Committees assist the Boards in their general oversight of:

- integrity of our financial statements;

- performance of our internal audit functions, including process and control effectiveness and efficiencies and investigations relating to asset misappropriation, corruption and ethics, and financial or non-financial manipulation;

- independent auditors' qualifications, effectiveness, objectivity, independence and performance; and

- relevant elements of our risk management programs, including risk management related to financial, information technology, cybersecurity and non-HESS related operational risks, as well as monitoring changes to and compliance with related legal and regulatory requirements.

The Audit Committees are also responsible for the appointment, retention, compensation and oversight of the work of our independent auditor and our independent registered public accounting firm.

FOR ADDITIONAL INFORMATION

The responsibilities and activities of the Audit Committees are described in greater detail in "Report of the Audit Committees" and the Audit Committees' charter.

---

*   Ms. Mathew has made the decision not to seek re-election and will step down from the Boards and their Committees with effect from the conclusion of the 2025 Annual Meetings of Shareholders, at which time the size of the Boards will be reduced to 11 members.

 **COMPENSATION COMMITTEES**

MEMBERS



- **Randy Weisenburger, Chair**
- Jason Glen Cahilly
- Helen Deeble
- Laura Weil

QUALIFICATIONS

- The Boards of Directors have determined that each member of the Compensation Committees is independent.

FY2024 MEETINGS: 6

KEY RESPONSIBILITIES

The Compensation Committees have authority for:

- reviewing and determining salaries, incentive compensation and other matters related to the compensation of our Executive Officers, Executive Directors and other members of senior management;
- overseeing the administration of our equity incentive plans, including reviewing and granting equity-based grants to our Executive Officers and other employees, and our employee stock purchase plans;
- making recommendations to the Boards with respect to incentive compensation and equity-based plans, and the compensation of the Non-Executive (non-employee) Directors, including equity-based compensation;
- overseeing and approving Directors' remuneration policies; and
- overseeing assessment of whether there are material risks associated with our employee compensation structure, policies and programs.

FOR ADDITIONAL INFORMATION

For more information on the responsibilities and activities of the Compensation Committees, including the Committees' processes for determining executive compensation, see "Compensation Discussion and Analysis" and "Executive Compensation" sections and the Compensation Committees' charter.



COMPLIANCE COMMITTEES

MEMBERS



- **Jeffrey J. Gearhart, Chair**
- Randy Weisenburger
- Sir Jonathon Band
- Stuart Subotnick
- Laura Weil

QUALIFICATIONS

- The Boards of Directors have determined that each member of the Compliance Committees is independent.

FY2024 MEETINGS: 4

KEY RESPONSIBILITIES

The Compliance Committees assist the Boards with oversight of activities that are designed to promote (a) ethical conduct, (b) a high level of integrity, and (c) compliance with laws, regulations and policies applicable to us.

The Compliance Committees also:

- provide functional oversight of our Global Ethics and Compliance Department ("Global E&C");
- oversee our risk management processes with respect to compliance with laws and regulations relating to general compliance and privacy, including Global E&C's activities supporting a high level of ethics and integrity;
- review the results of any internal or external audits and investigations relating to significant business ethics and compliance matters;
- review results of compliance with our Code of Business Conduct and Ethics and the Business Partner Code of Conduct, conflict of interest disclosures, and mitigation plans to manage significant ethics-related risks;
- review and oversee policies and procedures for confidential submission, receipt, retention and treatment of complaints and concerns (other than those related to accounting, internal accounting controls and auditing matters); and
- promote accountability of senior management with respect to ethics and compliance matters.

FOR ADDITIONAL INFORMATION

For more information on the responsibilities and activities of the Compliance Committees, see the Compliance Committees' charter.



HESS COMMITTEES

MEMBERS



- **Sir Jonathon Band, Chair**
- Nelda J. Connors
- Helen Deeble
- Jeffrey J. Gearhart
- Katie Lahey
- Randy Weisenburger

QUALIFICATIONS

- The Boards of Directors have determined that each member of the HESS Committees is independent.

FY2024 MEETINGS: 4

KEY RESPONSIBILITIES

The HESS Committees assist the Boards with supervising and monitoring HESS and sustainability policies, programs, initiatives at sea and onshore, and compliance with HESS and sustainability-related legal and regulatory requirements.

The HESS Committees also:

- review and recommend HESS and sustainability policies, procedures, practices and training, and oversee compliance with such policies, procedures and practices;
- review and recommend appropriate policies, procedures, practices and training relative to sustainability reporting;
- oversee risk management related to significant HESS and sustainability risks or exposures; and
- provide functional oversight of our Incident Analysis Group ("IAG").

FOR ADDITIONAL INFORMATION

For more information on the responsibilities and activities of the HESS Committees, see the HESS Committees' charter.



N&G COMMITTEES

MEMBERS



- **Stuart Subotnick, Chair**
- Sir Jonathon Band
- Katie Lahey
- Randy Weisenburger

QUALIFICATIONS

- The Boards of Directors have determined that each member of the Nominating & Governance Committees is independent.

FY2024 MEETINGS: 4

KEY RESPONSIBILITIES

The N&G Committees:

- assist the Boards by identifying individuals qualified to become Board members and recommend nominees for appointment and/or election to the Boards and their Committees;
- make recommendations to the Boards regarding the size and composition of the Boards and their Committees;
- review and assess the effectiveness of our Corporate Governance Guidelines, including compliance with our overboarding policy;
- exercise oversight of the evaluation of the Boards, their Committees and individual Directors;
- maintain orientation programs for new Directors and continuing education programs for all Directors; and
- engage in succession planning for the Boards, their Committees, and Chief Executive Officer.

FOR ADDITIONAL INFORMATION

For more information on the responsibilities and activities of the N&G Committees, see "Nominations of Directors" and "Procedures Regarding Director Candidates Recommended by Shareholders" sections and the N&G Committees' charter.

Additional information with respect to Carnival plc's corporate governance practices during fiscal 2024 is included in the Carnival plc Corporate Governance Report attached as Annex C to this Proxy Statement.

BOARD AND COMMITTEE INDEPENDENCE

Under New York Stock Exchange and UK Corporate Governance Code standards of independence for Directors, the Boards must determine that a Director does not have any material relationship with Carnival Corporation & plc or its subsidiaries (either directly or as a partner, shareholder or officer of an organization that has a relationship with Carnival Corporation & plc) and meets certain bright-line tests. Following an assessment of the Directors' independence, including a review of their independence questionnaires, the Boards of Directors have determined that each of the following is an "independent" Director in accordance with the New York Stock Exchange and the UK Corporate Governance Code standards of independence for Directors and that all members of the Audit Committees and Compensation Committees meet the heightened independence criteria applicable to Directors serving on those Committees under SEC rules and New York Stock Exchange listing standards and the UK Corporate Governance Code:



82%
of the Director Nominees
are Independent

- Sir Jonathan Band
- Jason Glen Cahilly
- Nelda J. Connors
- Helen Deeble
- Jeffrey J. Gearhart
- Katie Lahey
- Stuart Subotnick
- Laura Weil
- Randy Weisenburger

Accordingly, a majority of the Directors of each company, all of our Non-Executive Directors and all of the members of the Audit, Compensation, Compliance, HESS and N&G Committees of each company are independent (as defined by the New York Stock Exchange listing standards, SEC rules and the UK Corporate Governance Code).

RISK OVERSIGHT

Our Boards have the overall responsibility for determining the strategic direction of our business and have established a framework to manage risk and determine the nature and extent of the principal and emerging risks acceptable to our business. Our framework is designed to identify and manage, rather than eliminate, risk to the achievement of our strategic objectives. The Boards, through their Committees and executive management, have carried out a robust assessment of our principal and emerging risks, including to ensure that they are effectively managed and/or mitigated.

Risk management is embedded in all areas of our business and is reflected across our policies and

procedures. Our risk management framework includes an organization wide, multi-layered approach to risk assessment and management and consists of the Boards of Directors, their Committees, Risk Advisory and Assurance Services ("RAAS"), Global E&C and executive management.

Our Boards leverage their Committees to oversee our risk management activities as described in more detail below. Each area of our business reports via executive management to these Committees.

 AUDIT COMMITTEES

- Monitor the adequacy of our internal controls, including financial, operational and compliance controls and information systems controls and security.
- Oversee management's risk assessment processes to identify principal and emerging risks, including financial, IT, cybersecurity and non-HESS operational risks as well as monitor changes to and compliance with related legal and regulatory requirements.
- Review and make recommendations arising from management reports on the effectiveness of internal controls and risk management systems.
- Review and monitor audit coverage and the audit plan for the upcoming year, the results of the internal audits and testing carried out by the independent auditors.
- Review the risk factors included in our external reporting.
- Review the performance, effectiveness, objectivity, and independence of the independent auditors and performance of our internal audit function.
- Oversee hotline concerns relating to audit or accounting matters.

 COMPENSATION COMMITTEES

- Oversee risk associated with our Executive Officer, Non-Executive Director and employee compensation structure, policies and programs.
- Review and approve corporate goals and objectives relevant to CEO compensation.
- Assess whether incentive arrangements promote our long-term success and whether executive compensation is competitive and appropriately linked to performance.
- Oversee compliance with the Clawback Policy, clawback provisions and the stock ownership policy applicable to Executive Officers and Directors.

 COMPLIANCE COMMITTEES

- Oversee our risk management processes with respect to compliance with laws and regulations relating to general compliance and privacy, including Global E&C's activities supporting a high level of ethics and integrity.
- Review results of compliance with our Code of Business Conduct and Ethics and the Business Partner Code of Conduct and review with the Chief Risk & Compliance Officer the results of Global E&C compliance risk assessments.
- Chairs of Audit and HESS Committees are members of Compliance Committees to promote alignment and coordination across these Committees.
- Review results of internal and external audits that have relevance to significant business ethics or compliance matters, business ethics disclosures, mitigation plans and related monitoring as well as all significant allegations of misconduct involving senior executives or board members.
- Oversee our processes for the reporting of concerns (including via the hotline).

 HESS COMMITTEES

- Oversee management's processes to identify principal and emerging HESS and sustainability-related risks, including those related to ship operations and cybersecurity, RAAS HESS audits, IAG and external investigations into significant ship incidents, and HESS-related hotline complaints, and assess the steps management has taken to minimize such risks.
- Provide functional oversight of IAG.
- Review compliance with laws and regulations regarding HESS and sustainability as well as material legal or other proceedings relating to HESS, and management's response thereto.
- Review and recommend policies, procedures, practices and training relative to HESS and sustainability and oversee monitoring and enforcement of HESS policies and procedures.

 N&G COMMITTEES

Oversees risks associated with Board processes and corporate governance, including:

- Board structure;
- Board and committee appointments and nominations;
- Board effectiveness and performance evaluations;
- succession planning; and
- continuing education for Directors.

COMPENSATION RISK ASSESSMENT

Carnival Corporation & plc's management, in conjunction with the Compensation Committees' independent compensation consultant, Frederic W. Cook & Co., Inc. ("FW Cook"), conducted a thorough review of our compensation programs, including those programs in which our Named Executive Officers participate, to determine if aspects of those programs contribute to excessive risk-taking. Based on the findings from this review and the annual reassessment, the Compensation Committees concluded that our compensation policies and practices do not encourage excessive risk-taking and do not create risks that are reasonably likely to have a material adverse effect on Carnival Corporation & plc.

To reach this conclusion, key elements of our compensation programs were assessed to determine if they exhibited excessive risk. These elements included:

- pay mix (cash vs. equity) and pay structure (short vs. long-term focus);
- performance metrics;
- performance goals and ranges;
- the degree of leverage;
- incentive maximums;
- payment timing;
- incentive adjustments;
- use of discretion; and
- stock ownership requirements.

Our assessment reinforced the Compensation Committees' belief that our compensation programs are not contributing to excessive risk-taking, but instead contain many features and elements that help to mitigate risk.

For example:

✔ **PAY STRUCTURE.** Our compensation programs for our Named Executive Officers emphasize both short- and long-term performance through our annual bonus program (delivered in cash) and through the delivery of long-term incentives (equity), which reflects a balanced approach (approximately 40% through base salary and bonus and 60% in long-term equity grants). The

mix of our pay program is intended to motivate management to consider the impact of decisions on shareholders and other stakeholders in the short, intermediate and long-term.

✔ **INCENTIVE LIMITS.** Bonuses cannot exceed 200% of target levels.

✔ **LONG-TERM SHARE INCENTIVE GRANTS.** The annual long-term share incentive programs for fiscal 2024 were approved in the form of restricted stock units and performance restricted stock units to strengthen alignment with shareholder interests, to align with business strategy and promote retention and leadership stability.

✔ **PERFORMANCE MEASUREMENT.** For Named Executive Officers, the performance measurement used when determining their annual bonus is based on the performance of Carnival Corporation & plc with reference to quantitative metrics, focused on Adjusted Operating Income and environmental, safety, security and sustainability initiatives.

✔ **STOCK OWNERSHIP POLICY.** All senior executives who are designated as reporting officers under Section 16 of the Exchange Act are subject to a stock ownership policy which specifies target ownership levels of Carnival Corporation and Carnival plc shares in terms of the value of the equity holdings as a multiple of each officer's base salary.

✔ **CLAWBACK POLICY.** We have a New York Stock Exchange ("NYSE") 303A.14-compliant clawback policy which provides that we will reasonably promptly recover the amount of erroneously granted or paid incentive-based compensation from the covered executives in the event Carnival Corporation & plc is required to restate its financials due to material non-compliance with any financial reporting requirement under the U.S. federal securities laws. In addition, the Carnival Corporation 2020 Stock Plan (which was approved by shareholders in 2020), the Carnival plc 2024 Share Plan (which was approved by shareholders in 2024) and the Management Incentive Plan used to determine annual bonuses contain clawback provisions, which authorize us to

recover incentive-based compensation granted to Executive Officers as well as non-executives under those plans in the event of a restatement of financial statements due to fraud or misconduct, or in the event of other specified detrimental activity, including a breach of confidentiality or restrictive covenants, any activity that would be grounds for termination for cause, or maligning denigrating or disparaging Carnival Corporation & plc, their directors or employees.

CORPORATE GOVERNANCE GUIDELINES

Our Corporate Governance Guidelines address various governance issues and principles, including:

- Director qualifications and responsibilities;
- access to management personnel;
- Director compensation;
- Director orientation and continuing education;
- overboarding policy; and
- annual performance evaluations of the Boards, their Committees and individual Directors.

Our Corporate Governance Guidelines are posted on our website at **www.carnivalcorp.com** and **www.carnivalplc.com**.

CEO AND EXECUTIVE MANAGEMENT SUCCESSION PLANNING

Our Boards believe that planning for the succession of our CEO and other executive management positions is an important function. In line with our strategy, our global, multi-brand structure enhances our succession planning process and enables us to develop a diverse pipeline of highly capable leaders across brands who embody our culture. At the corporate level, a highly-skilled management team oversees a collection of cruise brands. We continually strive to foster the professional development of executive management and team members.

As a result, Carnival Corporation & plc has developed a very experienced and strong group of leaders, with their performance subject to ongoing monitoring and evaluation, as potential successors to our senior management, including our CEO.

The Boards and the N&G Committees are responsible for effective succession planning, including emergency succession planning, and overseeing a diverse pipeline for succession. The independent Non-Executive Directors meet with our Chair and our CEO (both together and individually) at least annually to plan for the long-term succession of our CEO, including plans in the event of an emergency. During those sessions, each of our Chair and our CEO discusses his recommendations of potential successors, along with an evaluation and review of any development plans for such individuals. As provided in our Corporate Governance Guidelines, the N&G Committees will, when appropriate, make recommendations to the Boards with respect to potential successors to our CEO. All members of the Boards will work with the N&G Committees to see that qualified candidates are available and that development plans are being utilized to strengthen the skills and qualifications of the internal candidates. When assessing the qualifications of potential successors to our CEO, the Boards and the N&G Committees will take into account our business strategy as well as any other criteria they believe are relevant.

The Boards, in conjunction with our Chair of the Boards and our CEO, oversee succession planning with respect to the Executive Officers and other members of senior management as they determine from time to time. Our Boards discuss plans for the succession to executive management positions in executive sessions, with appropriate input from our executive management.

PROCEDURES REGARDING DIRECTOR CANDIDATES RECOMMENDED BY SHAREHOLDERS

The N&G Committees will consider shareholder recommendations of qualified Director nominees when such recommendations are submitted in accordance with the procedures below. In order to recommend a candidate for consideration by the N&G Committees for election at the 2026 Annual Meetings of Shareholders, a shareholder must provide the same information as is required for shareholders to submit Director nominations under the advance notice provision set forth in Carnival Corporation's By-laws. Specifically, any such recommendation must include, in addition to any other informational requirements specifically set forth in Carnival Corporation's and Carnival plc's governing documents:

- the name and address of the candidate;
- a brief biographical description, including his or her occupation and service on Boards of Directors of any public company or registered investment company for at least the last five years;
- a statement of the particular experience, qualifications, attributes or skills of the candidate,

taking into account the qualification requirements set forth above; and

- the candidate's signed consent to serve as a Director if elected and to be named in the Proxy Statement.

Once we receive the recommendation, we may deliver to the candidate a questionnaire that requests additional information about the candidate's independence, qualifications and other matters that would assist the N&G Committees in evaluating the candidate, as well as certain information that must be disclosed about the candidate in our Proxy Statement or other regulatory filings, if nominated. Candidates must complete and return the questionnaire within the time frame provided to be considered for nomination by the N&G Committees at the Annual Meetings of Shareholders. For our 2026 Annual Meetings of Shareholders, the N&G Committees will consider recommendations received by our Company Secretary at our headquarters no later than September 1, 2025.

COMMUNICATIONS BETWEEN SHAREHOLDERS OR INTERESTED PARTIES AND THE BOARDS

Shareholders or interested parties who wish to communicate with the Boards, the Presiding Director, the Non-Executive Directors as a group or any individual Director should address their communications to:

 Carnival Corporation & plc
Attention: Company Secretary
3655 N.W. 87th Avenue
Miami, Florida 33178-2428
United States

The Company Secretary will maintain a log of all such communications, promptly forward to the Presiding Director those which the Company Secretary believes require immediate attention, and also periodically provide the Presiding Director with a summary of all such communications and any responsive actions taken. The Presiding Director will notify the Boards or our Chairs of the relevant Board Committees as to those matters that he believes are appropriate for further action or discussion.

CODE OF BUSINESS CONDUCT AND ETHICS

Carnival Corporation and Carnival plc's Code of Business Conduct and Ethics applies to all employees and members of the Boards of Carnival Corporation and Carnival plc and provides guiding principles

on areas such as identifying and resolving conflicts of interest. Our Code of Business Conduct and Ethics is posted on our website at **www.carnivalcorp.com** and **www.carnivalplc.com**.

SECURITIES TRADING POLICY

Our Securities Trading Policy governs the purchase, sale, and other dispositions of Carnival Corporation and Carnival plc securities, including Carnival Corporation common stock and Carnival plc ordinary shares, by our Directors, Executive Officers, employees, their related parties, third parties engaged on our behalf, and Carnival Corporation and Carnival plc, their subsidiaries and certain affiliates.

We believe the Securities Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations in the U.S. and UK, as well as the applicable NYSE listing standards. A copy of the Securities Trading Policy was filed as Exhibit 19 to our 2024 Joint Annual Report on Form 10-K.

Non-Executive Director Compensation



Annual Compensation

Cash Retainer
$110,000

Equity Retainer
$195,000

Additional Annual Cash Retainers ($)	
Presiding Director & Senior Independent Director	50,000
Chair of a Board Committee	30,000
Committee Member	10,000

During fiscal 2024, our Non-Executive Directors were entitled to receive an annual cash retainer of $110,000 per year, equity incentive compensation, as further described below, and reimbursement for travel, meals and accommodation expenses attendant to their Board membership. We do not provide retirement or other benefits to our Non-Executive Directors. Effective in the second quarter of 2024, the Presiding Director received an additional retainer of $50,000 per annum ($25,000 in 2023). In addition, each Non-Executive Director who served as Chair or a member of a Board Committee received an additional $30,000 or $10,000, respectively, as compensation for such service on each Board Committee. The additional retainer for service as a member of a Board Committee was introduced effective in the second quarter of 2024.

Board members who are employed by us do not receive additional compensation for their services as a member of the Boards of Directors.

The Boards of Directors are committed to attracting and retaining a highly diverse, experienced and capable group of Non-Executive Directors. To that end, the Compensation Committees review non-executive director pay levels and compensation practices of certain other publicly-listed companies

on an annual basis with the assistance of their Compensation consultant to ensure our Non-Executive Director compensation program is competitive. Non-Executive Directors receive payment of their earned retainer in quarterly installments. Annual retainers are prorated so that adjustments can be made during the year. Unearned portions of cash retainers are forfeited upon termination of service.

Non-Executive Directors receive annual restricted share grants under the Carnival Corporation 2020 Stock Plan. The Boards of Directors approved a restricted share grant for each Non-Executive Director re-elected at the 2024 Annual Meetings of Shareholders with a grant value equal to $195,000. Accordingly, on April 8, 2024 a grant of 12,141 Carnival Corporation restricted shares was made to each Non-Executive Director based on the grant value divided by the average of the closing prices of a Carnival Corporation share over a 10-business day period ending on the date of grant ($16.06).

The 2024 annual restricted share grants under the Carnival Corporation 2020 Stock Plan are released from restriction in April 2027 (and are not forfeitable provided the Director has served at least a full year). Restricted shares granted have the same rights with respect to dividends and other distributions as all

other outstanding shares of Carnival Corporation common stock. Generally, Non-Executive Directors will receive their annual grants initially upon their appointment or election to the Boards and subsequently at the time of their election or annual re-election to the Boards.

During fiscal 2024, the Compensation Committees undertook a review of Non-Executive Director pay that included benchmarking against the peer group companies. Following the review conducted in 2024, the Compensation Committees did not recommend any pay changes to be applied to the 2025-2026 Board year.

DIRECTOR COMPENSATION FOR FISCAL 2024

The following table details the total compensation earned by our Directors in fiscal 2024, other than Mr. Weinstein, who is a Named Executive Officer. Mr. Weinstein's compensation is reflected in the "Summary Compensation Table," which follows the "Compensation Discussion and Analysis" section. Directors who are employed by us do not receive additional compensation for their services as members of the Boards of Directors.

Name	Fees Earned or Paid in Cash ($)	Stock Grants[1][2] ($)	All Other Compensation[3] ($)	Total ($)
Micky Arison	—	—	127,357	127,357
Sir Jonathon Band	155,000	190,128	—	345,128
Jason Glen Cahilly	125,000	190,128	—	315,128
Nelda J. Connors	78,479	190,128	—	268,607
Helen Deeble	125,000	190,128	—	315,128
Jeffrey J. Gearhart	147,500	190,128	—	337,628
Katie Lahey	125,000	190,128	—	315,128
Sara Mathew	117,500	190,128	—	307,628
Stuart Subotnick	155,000	190,128	—	345,128
Laura Weil	155,000	190,128	—	345,128
Randy Weisenburger	206,250	190,128	—	396,378

(1) Represents the grant date fair value, assuming no risk of forfeiture, of the grants of Carnival Corporation restricted shares made in fiscal 2024, calculated in accordance with Accounting Standards Codification Topic 718, "Stock Compensation" ("ASC 718"). In April 8, 2024, each of the Non-Executive Directors received a grant of 12,141 restricted shares based on the average of the closing prices of a share of Carnival Corporation common stock over a 10-business day period ending the date of grant ($16.06); however, ASC 718 requires us to use the grant date closing price of a share of Carnival Corporation common stock ($15.66) for purposes of disclosing the grant date value of restricted share grants in this table. The restrictions on the shares granted in 2024 lapse on April 21, 2027. The restrictions on the shares granted to Non-Executive Directors also lapse upon the death or disability of the Director and are not forfeited if a Director ceases to be a Director for any other reason after having served as a Director for at least one year. All of the Non-Executive Directors who received grants served for all of fiscal 2024.

(2) None of the Directors hold stock options. The aggregate number of Carnival Corporation and Carnival plc restricted shares held at November 30, 2024 were as follows:

Name	Restricted Shares (#)
Micky Arison	0
Sir Jonathon Band	40,338
Jason Glen Cahilly	40,338
Nelda J. Connors	12,141
Helen Deeble	40,338
Jeffrey J. Gearhart	40,338
Katie Lahey	40,338
Sara Mathew	37,943
Stuart Subotnick	40,338
Laura Weil	40,338
Randy Weisenburger	40,338

(3)   Benefits provided to Mr. Arison as executive Chair include private medical health insurance costs ($61,493), driver and security ($31,373), automobile lease or allowance ($19,891), and the following other benefits ($14,600 in total): automobile repair and expenses; payments to cover premiums on certain benefits and associated tax gross up; accidental death or dismemberment, disability and life insurance premiums, and spousal meals. The total value of benefits received by each Non-Executive Director was less than $10,000.

NON-EXECUTIVE DIRECTOR POLICIES

The following policies also apply to our Non-Executive Directors:

- **STOCK OWNERSHIP POLICY.** The stock ownership policy for Non-Executive Directors provides that all Non-Executive Directors are required to own shares (inclusive of unvested restricted shares, restricted stock units ("RSUs") and shares in a trust beneficially owned by a Director) of either Carnival Corporation common stock or Carnival plc ordinary shares with a value equal to five times the cash retainer. New Directors must achieve this requirement no later than five years from the date of their initial appointment or election to the Boards by the shareholders. The stock ownership policy for Non-Executive Directors provides that a Non-Executive Director will be deemed to be in compliance with the ownership requirements if the decline in the Carnival Corporation or Carnival plc share price results in the Non-Executive Director falling below the applicable ownership level, provided that they were in compliance prior to the share price movement and do not sell or transfer ownership of any such shares until after the ownership target has again been achieved, unless otherwise approved by the Boards of Directors. Each of the Non-Executive Directors who served in fiscal 2024 was in compliance with this Board-mandated requirement or still in their initial five-year accumulation period.

- **PRODUCT FAMILIARIZATION.** All Non-Executive Directors are encouraged to take cruises for purposes of product familiarization. Non-Executive Directors pay a fare of $70 per person per day for the first 14 days per year of any such cruises (or $150 per day in the case of Seabourn) and pay a fare of $200 per person per day for the next 30 days per year of any such cruises, plus taxes, fees and port expenses in each case. Beyond the first 44 days per year, Non-Executive Directors are eligible for smaller discounts. All other charges associated with a cruise (e.g., air, ground transfers, gratuities, tours and fuel supplements, if any) are the responsibility of the Non-Executive Director.

CARNIVAL PLC NON-EXECUTIVE DIRECTOR COMPENSATION

Additional information with respect to Carnival plc's compensation and reimbursement practices during fiscal 2024 for Non-Executive Directors is included in Part II of the Carnival plc Directors' Remuneration Report, which is attached as Annex B to this Proxy Statement.

Related Person Transactions

REVIEW AND APPROVAL OF TRANSACTIONS WITH RELATED PERSONS

Consistent with our written policies and procedures, it is our practice to review all relationships and transactions in which Carnival Corporation or Carnival plc is a participant and in which our Directors, nominees and Executive Officers and their immediate family members and any five percent beneficial holders have an interest in order to determine whether such related persons have a direct or indirect material interest. Our Global Legal Services and Global Accounting and Reporting Services Departments are primarily responsible for the development and implementation of processes and controls to obtain information from the Directors, nominees and Executive Officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether a related person has a direct or indirect material interest in the transaction. As required under SEC rules, transactions exceeding $120,000 in which Carnival Corporation & plc was or is to be a participant and a related person had or will have a direct or indirect material interest are disclosed in this Proxy Statement. The Directors are also mindful of their obligations under the Companies Act, the UK Listing Rules and Disclosure Guidance and Transparency Rules of the UK Financial Conduct Authority (the "FCA") with respect to related parties transactions.

In addition, in accordance with our Schedule of Matters Reserved to the Boards and their Committees for their Decision, the Boards review and approve or ratify any related person transaction with an aggregate value in excess of $100,000 in which a Director, an Executive Officer, or any of their immediate family members, has a direct or indirect material interest.

In the course of their review and approval or ratification of a related person transaction, the Boards may consider factors as follows:

- the nature of the related person's interest in the transaction;
- the material terms of the transaction, including, without limitation, the amount and type of transaction;
- the importance of the transaction to the related person;
- the importance of the transaction to Carnival Corporation & plc;
- whether the transaction would impair the judgment of a Director or Executive Officer to act in our best interest; and
- any other matters the Boards deem appropriate.

Any member of the Boards who is a related person with respect to a transaction under review may not participate in the deliberations or vote respecting approval or ratification of the transaction, provided, however, that such Director may be counted in determining the presence of a quorum at a meeting of the Boards that considers the transaction.

TRANSACTIONS WITH RELATED PERSONS

TRANSACTIONS WITH MICKY ARISON

Micky Arison, our Chair, is also the Chair, President and the indirect majority shareholder of FBA II, Inc., the general partner of Miami Heat Limited Partnership ("MHLP"), the owner of the Miami Heat, a professional basketball team. He is also the indirect shareholder of Basketball Properties, Inc., the general partner of Basketball Properties, Ltd. ("BPL"), which is the manager and operator of the Kaseya Center. In July 2021, Carnival Cruise Line entered into an amendment of the advertising and promotion agreement between Carnival Cruise Line, MHLP and BPL which extended the terms of the agreement through 2025. In October 2023, Carnival Cruise Line, MHLP and BPL executed an amendment to the advertising and promotion agreement which granted Carnival Cruise Line the right to feature a logo patch on Miami Heat player jerseys for one year for an additional $2 million. Pursuant to this agreement, as amended, Carnival Cruise Line paid $1,257,000 during fiscal 2024.

In August 2015, Carnival Corporation entered into a nonexclusive Aircraft Lease Agreement with an owner trustee under a trust agreement with Ad Astra I, LLC (the "Lease Agreement"); and in August 2020, Carnival Corporation entered into a Services Agreement with Nickel Cayman Management, LLC (the "Services Agreement" and together with the Lease Agreement, the "Aircraft Agreements"). In March 2021, the Lease Agreement and the Services Agreement were amended to adjust the rental rate and aircraft management fee to account for substantially all flight department overhead being borne by Nickel Cayman Management, LLC following Carnival Corporation's disposal of its own aircraft in December 2020.

Under the terms of the amended Lease Agreement, Carnival Corporation leases an aircraft beneficially owned by Ad Astra I, LLC from time-to-time in exchange for an hourly rent of $7,920 plus applicable taxes, which is based on market charter rates for similar aircraft as adjusted for costs of operations borne by Carnival Corporation (i.e., fuel and line maintenance during its operation of the aircraft) and hourly service plan expenses.

Under the terms of the amended Services Agreement, Carnival Corporation provides aircraft management services to Nickel Cayman Management, LLC with respect to the aircraft, including overseeing its operation, maintenance and staffing, and is paid an annual fee of $162,000 (which is based on market rates for similar arrangements) (the "Service Fee"). In addition, Carnival Corporation is reimbursed for operating, maintenance and personnel costs and related third party costs incurred in connection with the services ("Service Costs"). The terms of the Aircraft Agreements are for one year and they renew automatically for one-year periods, unless terminated sooner by either party upon 30 days' written notice.

During fiscal 2024, Carnival Corporation billed Ad Astra I, LLC for $1,048,000 under the Lease Agreement, and Nickel Cayman Management, LLC paid Carnival Corporation $162,000 as the Service Fee and reimbursed Carnival Corporation $2,280,000 for the Service Costs.

Each of Ad Astra I, LLC and Nickel Cayman Management, LLC are companies directly or indirectly controlled by a trust of which Mr. Arison is a beneficiary. As one of the beneficiaries of the trust, Mr. Arison benefits from payments to Ad Astra I, LLC under the Lease Agreement in whole or in part. Mr. Arison is also an officer of Nickel Cayman Management, LLC.

The Boards have reviewed and approved or ratified these transactions.

Share Ownership

Share Ownership of Certain Beneficial Owners and Management

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is information concerning the share ownership as of January 13, 2025 of:

- each of our Directors and Director nominees;
- each individual named in the "Summary Compensation Table" which appears elsewhere in this Proxy Statement; and
- all Directors and Executive Officers as a group.

The number of shares beneficially owned by each entity, person, Director, Director nominee or Executive Officer is determined under SEC rules, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and also any shares that the individual would have the right to acquire as of March 14, 2025 (being 60 days after January 13, 2025) through the vesting of RSUs.

Name and Address of Beneficial Owners or Identity of Group[1]	Amount and Nature of Beneficial Ownership of Carnival Corporation Common Stock*	Percentage of Carnival Corporation Common Stock (%)	Amount and Nature of Beneficial Ownership of Carnival plc Ordinary Shares	Percentage of Carnival plc Ordinary Shares (%)	Percentage of Combined Voting Power** (%)
Micky Arison	85,670,611[2][3]	7.3	0	—	6.5
Sir Jonathon Band	65,789	***	0	—	***
David Bernstein	153,996[4]	***	0	—	***
William Burke	76,853[4]	***	0	—	***
Jason Glen Cahilly	69,388	***	0	—	***
Nelda J. Connors	12,141	***	0	—	***
Helen Deeble	72,097	***	0	—	***
Bettina Deynes	23,813[5]	***	0	—	***
Jeffrey J. Gearhart	61,651	***	0	—	***
Katie Lahey	66,639	***	0	—	***
Sara Mathew	37,943	***	0	—	***
Enrique Miguez	77,843[4]	***	0	—	***
Stuart Subotnick	114,208	***	0	—	***
Laura Weil	113,405	***	0	—	***
Josh Weinstein	319,069[4]	***	0	—	***
Randy Weisenburger	1,351,747[6]	***	0	—	***
All Directors and Executive Officers as a group (16 persons)	88,287,194	7.6	0	—	6.7

*   As part of the establishment of the DLC arrangement, Carnival plc issued a special voting share to Carnival Corporation, which transferred such share to the trustee of the P&O Princess Special Voting Trust (the "Trust"), a trust established under the laws of the Cayman Islands. Trust shares of beneficial interest in the Trust were transferred to Carnival Corporation. The trust shares represent a beneficial interest in the Carnival plc special voting share. Immediately following the transfer, Carnival Corporation distributed such trust shares by way of a dividend to holders of shares of Carnival Corporation common stock. Under a pairing agreement, the trust shares of beneficial interest in the Trust are paired with, and evidenced by, certificates representing

shares of Carnival Corporation common stock on a one-for-one basis. In addition, under the pairing agreement, when a share of Carnival Corporation common stock is issued to a person after the implementation of the DLC arrangement, a paired trust share will be issued at the same time to such person. Each share of Carnival Corporation common stock and the paired trust share may not be transferred separately. The Carnival Corporation common stock and the trust shares (including the beneficial interest in the Carnival plc special voting share) are listed and trade together on the New York Stock Exchange under the ticker symbol "CCL." Accordingly, each holder of Carnival Corporation common stock is also deemed to be the beneficial owner of an equivalent number of trust shares.

** As a result of the DLC arrangement, on most matters that affect all of the shareholders of Carnival Corporation and Carnival plc, the shareholders of both companies effectively vote together as a single decision-making body. Combined voting is accomplished through the special voting shares that have been issued by each company.

*** Less than one percent.

(1) The address of each individual is 3655 N.W. 87 Avenue, Miami, Florida 33178.

(2) Mr. Arison is a member of the Arison Group (defined below), which has filed a joint statement on Schedule 13D with respect to the shares of Carnival Corporation common stock held by such persons. Each member of the Arison Group may be deemed to own the shares of common stock held by all other members of the Arison Group. For information on the share ownership of other members of the Arison Group, see "Principal Owners" table below.

(3) Includes (i) 4,934,166 shares of common stock held by the various Arison family trusts and (ii) 80,736,445 shares of common stock held by MA 1994 B Shares, L.P.

(4) Includes time-based restricted stock units granted in 2023 and fiscal 2022 Management Incentive Plan-tied restricted stock units and performance-based restricted stock units granted in February 2023, all of which are scheduled to be released on February 18, 2025.

(5) Includes time-based restricted stock units granted in 2022 and 2023 and fiscal 2022 performance-based restricted stock units granted in February 2023, all of which are scheduled to be released on February 18, 2025.

(6) Includes 961,238 shares held by Mile 26 Capital LLC.

PRINCIPAL OWNERS

Set forth below is information concerning the share ownership of as of January 13, 2025:

- all persons known by us to be the beneficial owners of more than 5% of the 1,164,202,729shares of Carnival Corporation common stock and trust shares of beneficial interest in the P&O Princess Special Voting Trust outstanding; and
- all persons known by us to be the beneficial owners of more than 5% of the 217,406,012ordinary shares issued by Carnival plc, less 42,876,272 ordinary shares which are directly or indirectly owned by Carnival Corporation and 29,718,429 ordinary shares held in treasury, both of which have no voting rights.

Micky Arison, Chair of the Board of each of Carnival Corporation and Carnival plc, certain other members of the Arison family and trusts for their benefit (collectively, the "Arison Group"), beneficially own shares representing approximately 7.3% of the voting power of Carnival Corporation and approximately 6.5% of the combined voting power of Carnival Corporation & plc and have informed us that they intend to cause all such shares to be voted in favor of Proposals 1 through 20. The table below begins with the ownership of the Arison Group.

Name and Address of Beneficial Owners or Identity of Group	Amount and Nature of Beneficial Ownership of Carnival Corporation Common Stock*	Percentage of Carnival Corporation Common Stock (%)	Amount and Nature of Beneficial Ownership of Carnival plc Ordinary Shares	Percentage of Carnival plc Ordinary Shares (%)	Percentage of Combined Voting Power** (%)
MA 1994 B Shares, L.P. 1201 North Market Street Wilmington, DE 19899	80,736,445[1][2]	6.9	0	—	6.2
MA 1994 B Shares, Inc. 1201 North Market Street Wilmington, DE 19899	80,736,445[1][2]	6.9	0	—	6.2
Richard L. Kohan Two Alhambra Plaza Suite 1040 Coral Gables, FL 33134	85,672,611[1][3]	7.4	0	—	6.5
KLR, LLC Two Alhambra Plaza Suite 1040 Coral Gables, FL 33134	82,419,457[1][4]	7.1	0	—	6.3
Nickel 2015-94 B Trust 1313 North Market Street Suite 5300 Wilmington, DE 19801	80,736,445[1][2]	6.9	0	—	6.2
Aristeia Capital, L.L.C. One Greenwich Plaza Greenwich, CT 06830	0	—	10,684,541[5]	7.4	***
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	65,117,160[6]	5.6	8,802,831[7]	6.1	5.6
Norges Bank Bankplassen 2 PO Box 1179 Sentrum NO 0107 Oslo, Norway	0	—	13,191,079[8]	9.1	1.0
Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	113,163,718[9]	9.7	0	—	8.6

*, ** and *** have the same meanings as indicated in the table above.

(1) The Arison Group has filed a joint statement on Schedule 13D with respect to the shares of Carnival Corporation common stock held by such persons. Each member of the Arison Group may be deemed to own the shares of common stock held by all other members of the Arison Group.

(2) MA 1994 B Shares, L.P. ("MA 1994, L.P.") owns 80,736,445 shares of common stock. The general partner of MA 1994, L.P. is MA 1994 B Shares, Inc. ("MA 1994, Inc."), which is wholly-owned by the Nickel 2015-94 B Trust, a trust established for the benefit of Mr. Arison and members of his family (the "B Trust"). The sole limited partner of MA 1994, L.P. is the B Trust. Under the terms of the instrument governing the B Trust, Mr. Arison has the sole right to vote and direct the sale of the common stock indirectly held by the B Trust. By virtue of the limited partnership agreement of MA 1994, L.P., MA 1994, Inc. may be deemed to beneficially own all such 80,736,445 shares of common stock. By virtue of the B Trust being the sole stockholder of MA 1994, Inc., the B Trust may be deemed to beneficially own all such 80,736,445 shares of common stock. By virtue of Mr. Arison's interest in the B Trust and the B Trust's interest in MA 1994, L.P., Mr. Arison may be deemed to beneficially own all such 80,736,445 shares of common stock. Mr. Arison also may be deemed to beneficially own 1,683,012 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the instruments for several trusts for the benefit of his children, and 3,251,154 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the instruments for several grantor-retained annuity trusts. The administrative trustee of the B Trust is the Northern Trust Company of Delaware.

(3) By virtue of being the sole member of KLR, LLC and a trustee of various Arison family trusts, Mr. Kohan may be deemed to own the aggregate of 85,670,611 shares of common stock beneficially owned by such entities, as to which he disclaims beneficial ownership. Mr. Kohan also owns 1,000 shares of common stock directly and owns 1,000 shares of common stock indirectly by virtue of such shares owned by Mr. Kohan's wife.

(4)   KLR, LLC is a Delaware limited liability company wholly owned by Mr. Kohan. KLR, LLC acts as a distribution advisor for various Arison family trusts and has shared dispositive power over the shares of common stock held by certain of such trusts.

(5)   As reflected in a Schedule 13G/A filed on November 14, 2024 with the SEC, Aristeia Capital, L.L.C. and its affiliates reported sole voting and sole dispositive power over 10,684,541 ordinary shares.

(6)   As reflected in a Schedule 13G/A filed on February 2, 2023 with the SEC, BlackRock, Inc. reported sole voting power over 59,773,252 shares of common stock and sole dispositive power over 65,117,160 shares of common stock.

(7)   As reflected in a Schedule 13G/A filed on February 2, 2024 with the SEC, BlackRock, Inc. reported sole voting power over 8,185,291ordinary shares and sole dispositive power over 8,802,831 ordinary shares.

(8)   As reflected in a TR-1 notification received by Carnival plc on October 17, 2024, Norges Bank reported direct voting rights over 13,120,479 ordinary shares and voting rights over 70,600 ordinary shares on loan.

(9)   As reflected in a Schedule 13G/A filed on February 13, 2024 with the SEC, Vanguard Group reported shared voting power over 1,252,936 shares of common stock, sole dispositive power over 108,941,565 shares of common stock, and shared dispositive power over 4,222,153 shares of common stock.

Compensation



Advisory (Non-Binding) Vote to Approve Executive Compensation

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and pursuant to Section 14A of the Exchange Act, our shareholders are being provided with the opportunity to cast an advisory (non-binding) vote to approve our executive compensation. We refer to this vote as the "say-on-pay" vote. Although this vote is advisory and is not binding on the Boards, the Compensation Committees will take into account the outcome of the vote when considering future executive compensation decisions.

The "say-on-pay" vote is required to be offered to our shareholders at least once every three years. In 2023, our Boards recommended that we provide shareholders with the opportunity to cast their "say-on-pay" vote each year and our shareholders agreed. If we maintain our current frequency, the next "say-on-pay" vote is expected to occur at the 2026 Annual Meetings of Shareholders.

The Boards are committed to corporate governance best practices and recognize the significant interest of shareholders in executive compensation matters. The Compensation Committees seek to balance short-term and long-term compensation opportunities to enable Carnival Corporation and Carnival plc to meet short-term objectives while continuing to produce value for their shareholders over the long-term. They also promote a compensation program designed to attract, motivate and retain key executives. As discussed in the Compensation Discussion and Analysis, the Compensation Committees believe that our current executive compensation program directly links executive compensation to our performance and

aligns the interests of our Named Executive Officers with those of our shareholders. For example:

✔ Our compensation philosophy places more emphasis on variable elements of compensation (such as annual bonuses and equity-based compensation) than fixed remuneration.

✔ In accordance with the Compensation Committees' focus on long-term shareholder returns, the Compensation Committees approved performance-based share grants and incentive programs for our Named Executive Officers which vest based upon the extent to which certain pre-grant performance criteria are attained.

✔ To further promote long-term shareholder alignment, we require our Named Executive Officers to meet and maintain stock ownership requirements.

✔ The Compensation Committees review the position of each element of total direct compensation relative to the competitive market and use the range of total direct compensation levels in the competitive market to assess the extent to which the compensation provided to our Named Executive Officers is generally consistent with that offered by the competitive market to their Named Executive Officers.

✔ Carnival Corporation and Carnival plc does not offer U.S. executives excise tax gross-up protections.

We encourage you to read our Compensation Discussion and Analysis contained within this Proxy

Compensation

PROPOSAL 13—ADVISORY (NON-BINDING) VOTE TO APPROVE THE CARNIVAL PLC DIRECTORS' REMUNERATION REPORT (OTHER THAN THE SECTION CONTAINING THE CARNIVAL PLC DIRECTORS' REMUNERATION POLICY)

Statement for a more detailed discussion of our compensation policies and procedures.

Our shareholders have the opportunity to vote for or against, or to abstain from voting on, the following resolution:

"RESOLVED, that the shareholders approve the compensation of our Named Executive Officers as disclosed pursuant to the compensation disclosure rules of the SEC (which disclosure includes the Compensation Discussion and Analysis, the compensation tables and any related material disclosed in this Proxy Statement)."

 **The Boards of Directors unanimously recommend a vote FOR the approval of the compensation of our Named Executive Officers as disclosed pursuant to the compensation disclosure rules of the SEC (which disclosure includes the Compensation Discussion and Analysis, the compensation tables and any related material disclosed in this Proxy Statement).**



PROPOSAL 13

Advisory (Non-Binding) Vote to Approve the Carnival plc Directors' Remuneration Report (other than the section containing the Carnival plc Directors' Remuneration Policy)

In accordance with Section 439 of the Companies Act and Schedule 8 of the Large and Medium Sized Companies and Groups (Accounts and Reports) Regulations 2008, as amended (the "LMCG Regulations"), shareholders are voting to approve the Carnival plc Directors' Remuneration Report. The Carnival plc Directors' Remuneration Report is in two parts. Part I also constitutes the Compensation Discussion and Analysis as required by regulations promulgated by the SEC and includes information that Carnival plc is required to disclose in accordance with the LMCG Regulations. Part II of the Carnival plc Directors' Remuneration Report is set forth as Annex B to this Proxy Statement and includes the additional information that Carnival plc is required to disclose in accordance with the LMCG Regulations, including certain information which has been audited for the purposes of the Carnival plc Annual Report.

Other than the Carnival plc Directors' Remuneration Policy set out in Section 3 of Part II of the Carnival plc Directors' Remuneration Report (as to which, please see Proposal 14), UK law only requires an advisory vote on the substance and content of the Carnival plc Directors' Remuneration Report. Accordingly, disapproval of this Proposal 13 will not require us to amend the Carnival plc Directors' Remuneration Report or require any Director to repay any amount. No entitlement of a Director is conditional on the approval of this Proposal 13. However, the Boards and Compensation Committees are expected to take into account both the voting result and the views of our shareholders in their application, development and implementation of compensation policies and plans.

 **The Boards of Directors unanimously recommend a vote FOR the approval of the Carnival plc Directors' Remuneration Report.**

Compensation

PROPOSAL 14—APPROVAL OF THE CARNIVAL PLC DIRECTORS' REMUNERATION POLICY SET OUT IN SECTION 3 OF PART II OF THE CARNIVAL PLC DIRECTORS' REMUNERATION REPORT



PROPOSAL 14

Approval of the Carnival plc Directors' Remuneration Policy set out in Section 3 of Part II of the Carnival plc Directors' Remuneration Report

In accordance with Section 439A of the Companies Act and Schedule 8 of the LMCG Regulations, shareholders are voting to approve the Carnival plc Directors' Remuneration Policy (the "Policy") set out in Section 3 of Part II of the Carnival plc Directors' Remuneration Report. This is a binding vote and is required to be put to shareholders at least once every three years. The last Policy was approved in April 2023. The Compensation Committees are proposing to renew the Policy at the 2025 Annual Shareholders' Meetings to facilitate changes set out in Section 3.1 (primarily to permit us to enter into service agreements with Executive Directors, increase the retainer cap for Non-Executive Directors, allow for grants of unrestricted stock to Non-Executive Directors, and to facilitate certain other minor changes). The Policy has consciously been drafted broadly to give the Compensation Committees sufficient flexibility to act in the interests of Carnival Corporation and Carnival plc and their shareholders as, under the UK legislative requirements, payments may not be made to Directors outside of an agreed policy. If approved, the Policy will take effect immediately following its approval at the 2025 Annual Shareholder Meetings and will apply until it is replaced by a new or amended policy.

Upon the Policy becoming effective on the date of shareholder approval, remuneration payments to Directors of Carnival plc (including former or proposed Directors) and payments for loss of office to a Director of Carnival plc (including a former or a proposed Director) will need to be consistent with the approved Policy unless our shareholders approve an amendment to the Policy by an ordinary resolution, unless the payment (i) is required to be made as part of a legal obligation entered into before June 27, 2012 and such obligation has not been amended or renewed since, (ii) was agreed at a time where a previous policy, approved by shareholders, was in place provided the payment is in line with the terms of that policy, or (iii) was agreed at a time when the relevant individual was not a Director of Carnival plc and the payment was not in consideration for the individual becoming a Director of Carnival plc. Section 3 of Part II of the Carnival plc Directors' Remuneration Report sets out the Policy for the next and subsequent fiscal years and other details required by the LMCG Regulations and the UK Corporate Governance Code.

 **The Boards of Directors unanimously recommend a vote FOR the approval of the Carnival plc Directors' Remuneration Policy.**

Compensation Discussion and Analysis and Carnival plc Directors' Remuneration Report (Part I)

CONTENTS

LETTER FROM THE CHAIR OF OUR COMPENSATION COMMITTEES

Fellow Shareholders,

Each year, the Compensation Committees conduct the important task of evaluating the design of our executive compensation programs to ensure they continually drive performance against important business priorities and align with the interests of our shareholders. The Compensation Committees are deeply focused on ensuring our compensation programs reflect our pay-for-performance philosophy.

Our 2024 executive compensation program is largely consistent with the 2023 program, with no major changes made to the compensation of our Named Executive Officers. The program continues to reflect a predominantly at-risk, quantitative performance-based structure. In consideration of shareholder feedback that informed the changes last year, the program embraces a simplified long-term incentive structure consisting of a performance-based element to incentivize strong performance as well as a time-based equity element to support our retention goals. For our performance-based programs, our Compensation Committees established challenging performance goals to drive financial and operational success for the year and over a longer-term horizon.

The modest changes effective in fiscal 2024 are the previously disclosed discontinuation of the profit-sharing contribution and increases to the target compensation of our Named Executive Officers. The increases took into consideration the impact of discontinuing the profit-share contribution on the

competitiveness of total compensation levels relative to the market, and a commitment to position target pay against peers nearer to median.

Guided by our executive leadership team, fiscal 2024 was a record year for us. Financial performance in 2024 was very strong with revenues at an all-time high and significant overperformance relative to our initial guidance, all while delivering unforgettable experiences to the 13.5 million guests who joined us last year.

The compensation determinations for our Named Executive Officers reflect our overall strong performance. Our Annual Bonus will pay out at

187.2 percent of target. In addition, our Earnings Recovery Alignment ("ERA") program will pay out at 150 percent. This one-time, long-term incentive program was put in place in early 2022 to encourage a return to pre-pandemic levels of service and to retain key talent through a difficult period for our company. The maximum payout on the ERA program reflects the strength of our recovery and the positive results of the past few years.

On behalf of the Compensation Committees, we appreciate the input our shareholders have provided and look forward to our continued dialogue over the coming year. Thank you for your investment in Carnival Corporation & plc.

Sincerely,

RANDY WEISENBURGER
Chair of the Compensation Committees

January 27, 2025

HOW WE ADDRESS UK AND U.S. COMPENSATION DISCLOSURE REQUIREMENTS

Carnival Corporation and Carnival plc are separate legal entities (together referred to in this Report as "Carnival Corporation & plc") and each company has its own Board of Directors and Compensation Committee. However, as is required by the agreements governing the DLC arrangement, the Boards of Directors and members of the Committees of the Boards, including the Compensation Committees, are identical and there is a single senior management team.

Carnival Corporation and Carnival plc are subject to disclosure regimes in the U.S. and UK. While some of the disclosure requirements are the same or similar, some are very different. As a result, the Carnival plc Directors' Remuneration Report is in two parts. The information contained in this Part I constitutes the Compensation Discussion and Analysis as required by regulations promulgated by the SEC and includes information that Carnival plc is required to disclose in accordance with Schedule 8 of the LMCG Regulations.

Part II of the Carnival plc Directors' Remuneration Report, set forth as Annex B to this Proxy Statement, includes the additional information that Carnival plc is required to disclose in accordance with the LMCG Regulations, including certain information that has been audited for the purposes of the Carnival plc Annual Report.

Parts I and II of the Carnival plc Directors' Remuneration Report are in compliance with the LMCG Regulations, the UK Corporate Governance Code, the Companies Act and the UK Listing Rules of the FCA. Both Parts I and II form part of the Carnival plc Annual Report for the year ended November 30, 2024.

Pursuant to rules promulgated by the SEC and the LMCG Regulations, this Compensation Discussion and Analysis reviews the compensation of the following Named Executive Officers of Carnival Corporation & plc:



JOSH WEINSTEIN

President, CEO
and Chief Climate Officer



DAVID BERNSTEIN

Chief Financial Officer and
Chief Accounting Officer



WILLIAM BURKE

Chief Maritime Officer



BETTINA DEYNES

Global Chief Human
Resources Officer



ENRIQUE MIGUEZ

General Counsel

EXECUTIVE SUMMARY

OUR COMPENSATION PHILOSOPHY

Aligning Compensation with Our Purpose & Mission and Values

Our executive compensation program is designed to reward financial results, successful delivery of our long-term strategy and effective strategic leadership, all in a manner consistent with our purpose & mission and values. We use both short-term rewards and long-term incentives to promote alignment of the financial interests of our Executive Officers with our shareholders. We endeavor to align our compensation program and underlying performance measures with the interests of our shareholders and senior executives by linking actual pay to operating performance, environment, safety and security, sustainability initiatives and shareholder interests. We also seek to provide a total direct compensation package (salary, bonus and equity grants) that allows us to be competitive in the labor markets where we compete for executive talent, adjusted as necessary to take into consideration factors including the relevant senior executive's performance, experience and responsibilities. As part of our pay philosophy for 2025, we will aim to set target compensation for our Named Executive Officers at a more competitive level and closer to the peer group median compensation levels.

Considering U.S. and UK Market Approaches

All of the Named Executive Officers who are currently employed by us are located in the U.S. As a global entity, we strive to implement a consistent set of compensation principles across geographic and operating company units that satisfy the requirements of all jurisdictions and local market demands while also accounting for local market norms and practices. Since our current Executive Officers are based in the U.S., our compensation policies primarily reflect U.S. market practices. However, the Compensation Committees seek to incorporate UK compensation principles, including those contained in the UK Corporate Governance Code, to the degree practicable.

Emphasizing At-Risk Pay

Our compensation philosophy emphasizes at-risk incentive pay to drive a pay-for-performance culture. This compensation philosophy extends beyond our Named Executive Officers to include other key executives, reflecting the Compensation Committees' commitment to aligning compensation with the success of Carnival Corporation & plc.

As disclosed in greater detail in the sections that follow, our 2024 programs remained predominantly quantitative performance-based, aligning with our compensation philosophy and responsive to feedback we received from our investors. The Compensation Committees did not exercise discretion in certifying 2024 results.

2024 BUSINESS AND PERFORMANCE HIGHLIGHTS

A Record Year

Our business ended fiscal 2024 on a high note, with an incredibly strong finish to a record-breaking year. During fiscal 2024, we delivered:

- all-time high full-year revenues of $25 billion, an increase of more than 15 percent from the prior year and outperforming our initial 2024 guidance by $700 million;

- cash from operations of $5.9 billion, making a significant contribution toward enhancing our financial strength;

- operating income of $3.6 billion, more than 80 percent higher than the prior year; and

- outperformance of our initial 2024 revenue guidance by $700 million with $2 billion more delivered to the bottom line.

Continued Sustainability Progress

We continue to work towards our GHG emission reduction goals and ambitions through innovative projects aligned with our four-part emission reduction strategy: fleet optimization; energy efficiency; itinerary efficiency; and new technologies & alternative fuels. In 2024, we:

• reduced absolute GHG emissions by approximately 11 percent as compared to the peak year of 2011, despite capacity growth of nearly 37 percent over the same period;

• reached 85 percent of our GHG emission intensity goal, on track to achieve a more than 20 percent reduction by the end of 2026 compared to 2019; and

• delivered a 44 percent reduction in food waste per person relative to our 2019 baseline, surpassing our interim goal one year ahead of schedule and approaching our 2030 goal to reduce food waste by 50 percent.

2024 COMPENSATION OVERVIEW

Summary of Fiscal 2024 Named Executive Officer Compensation

Our fiscal 2024 executive compensation program continues to be predominantly quantitative. Consistent with our compensation philosophy and in response to investor feedback, our 2024 program continues to be significantly weighted towards quantitative performance-based elements, with the Management Incentive Plan ("MIP") annual cash bonus and the long-term performance-based restricted stock unit ("PBS") grant being fully at-risk and based on pre-established quantitative measures. We also continued the time-based long-term restricted stock unit ("TBS") incentive to support retention objectives. The Compensation Committees strongly believe that this compensation and incentive structure creates the proper level of alignment between our performance and our long-term interests, and the interests of our shareholders and other stakeholders while also balancing the need to drive measured, well-informed, and long-term focused decision-making by senior leadership.

Our 2024 compensation program includes:

• **Performance metrics for our 2024 annual cash bonus** delivered through our MIP focus on **Adjusted Operating Income** (80%) as the primary performance measure with the remainder focused on **critical environmental and safety initiatives** (20%). The specific goals and metrics for the MIP annual cash bonus were established and approved by the Compensation Committees at the beginning of this measurement period, as described in more detail below.

• **Structure of our 2024 equity-based incentive program**:

  • PBS (performance-based share) grants, weighted at 70%, designed to support our return to profitable growth by measuring adjusted Earnings Before Interest and Taxes, Depreciation and Amortization ("EBITDA") per adjusted lower berth days ("ALBD"), adjusted ROIC and carbon intensity reductions for fiscal years 2024, 2025 and 2026.

  • TBS (time-based share) grants, weighted at 30%, to support our retention objectives by providing for annual vesting over a three-year period subject to continued employment.

Fiscal 2024 Named Executive Officer Compensation Overview

Pay Element	Form of Payment	Performance Period	Description of Pay Element	Commentary
Base Salary	Cash	One year	Provides compensation based on level of responsibility, performance, and other market factors	• Reviewed annually
MIP Annual Cash Bonus	Cash	One year	**Performance Metrics and Weighting:** • Adjusted Operating Income (80%) • HESS (20%) • Safe & Compliant ships • Safe and Healthy Passengers & Crew • Protecting the Environment **Additional Detail:** • Payout will range from 0 to 200% of target • Focuses performance on our critical priority areas	• Continued the mix of pre-established metrics based on our primary financial performance measurement and critical sustainability initiatives
Long-Term Incentive	***PBS (Performance-Based Share Grants)*** 70%	Three years	**Performance Metrics and Weighting:** • Adjusted EBITDA per ALBD (65%) • Adjusted ROIC (25%) • Carbon Intensity Reduction (10%) **Additional Detail:** • Subject to a three-year measurement period • Cliff vests based on attainment of performance goals following the end of the three-year performance period with a payout range of 0 to 200% of target	• Continued a structure based on multiple pre-established quantifiable metrics measured over a multi-year period that is designed to align with shareholder interests and our long-term success
	TBS (Time-Based Share Grants) 30%	Three years	• Vest annually in equal installments over a three-year period subject to continued employment • Balances the need to retain our executive team and motivate them to responsibly drive profitable growth	• Encourages retention and addresses shareholder feedback

TOTAL TARGET COMPENSATION MIX[1]



(1) At-risk compensation includes the Annual Incentive Bonus that is subject to performance criteria and the Long-Term Equity Incentives, some of which are subject to performance criteria and all of which are subject to change in value based on share price movements during the vesting period.

SUMMARY OF OUR 2024 DECISIONS

The Compensation Committees make decisions regarding Named Executive Officer total compensation (base salary, annual bonus objectives and payments and annual equity grants) in connection with our annual performance review process. The table below summarizes the Compensation Committees' decisions for fiscal 2024.

Factors That Guided Compensation Decisions	• Our compensation philosophy, as well as our policies, practices and objectives. • Degree of achievement of key strategic financial and operational goals for fiscal 2024. • Advice of an independent compensation consultant. • Shareholder input. • Market pay practices. • The impact of any individual compensation element on the other elements and on total compensation.
Fiscal 2024 Compensation Program Changes	We have committed to an updated compensation philosophy, which also applies to the compensation of our Named Executive Officers. Historically, our approach to compensation was to set base salaries below the market median and include incentive programs with opportunities for meaningful payout, ensuring the entire compensation package remained competitive. Under our updated approach, we are shifting base salaries to be closer to market median, thereby creating a more level compensation program for our executives. In line with this shift in philosophy, we will make phased adjustments to our Named Executive Officers' base salaries to bring them in line with the market median, based on our review of our peer group and compensation survey data.

Key Fiscal 2024 Compensation Decisions	**Base Salary Decisions** For fiscal 2024, the Compensation Committees approved increases to base salary for all Named Executive Officers in keeping with our updated philosophy to provide competitive pay that aligns with broader market benchmarking. In addition, these increases included adjustment for the discontinuation of profit share participation under the Carnival Corporation Fun Ship Non-Qualified Savings Plan. The base salary increases ranged from two to 15 percent. **Annual Cash Bonus** For fiscal 2024, the Compensation Committees approved increases to the bonus targets for all Named Executive Officers in keeping with our compensation philosophy and to adjust for the discontinuation of the profit share participation under the Carnival Corporation Fun Ship Non-Qualified Savings Plan. The primary performance metric for the bonus was Adjusted Operating Income, with the balance of performance metrics focused on performance of environmental and safety initiatives. Due to our strong financial performance, the Named Executive Officers earned a 200 percent payout under the Adjusted Operating Income goal, and a 136 percent payout on the environmental and safety initiatives goal, resulting in a final, weighted payout of 187.2 percent **Equity Grant Decisions** For fiscal 2024, the Compensation Committees approved increases to equity targets for all Named Executive Officers in connection with a review of their roles and responsibilities and market data for comparable roles. The equity-based program remained majority performance-based with a focus on key profitability and carbon reduction measures, with a time-based component included to support our retention objectives. **Earnings Recovery Alignment ("ERA") Performance Incentive Program Decisions** The ERA program is a performance-based cash incentive established in early 2022 as a broad-based, one-time incentive to key employees across the business, including our Named Executive Officers. The ERA was designed to focus on business recovery and to promote retention during our challenging post-pandemic return to service. The primary program metric was adjusted EBITDA per ALBD for the end of fiscal 2024, considered as a percentage of fiscal 2019 adjusted EBITDA per ALBD. This metric was chosen to incentivize a return to pre-pandemic levels of service at a time of great uncertainty about the future of our business and to promote retention of key talent at a very competitive time. Adjusted EBITDA per ALBD in fiscal 2024 was 129 percent of fiscal 2019, reflecting our strong performance this year and our strong recovery from the pandemic overall. Due to significant overachievement of the program, the ERA will pay out at 150 percent overall.

PROCESS FOR MAKING COMPENSATION DETERMINATIONS

Early Fiscal Year	Mid-Fiscal Year	Post-Fiscal Year
Compensation Approach	**Evaluate Program**	**Final Board Deliberations**
• The Compensation Committees determine the compensation policy and approach for the fiscal year. • Our CEO and the Chair of the Boards of Directors recommend key initiatives and goals for Carnival Corporation & plc to the Compensation Committees.	• The Compensation Committees consult with the leadership team and independent compensation consultants on matters such as compensation planning, staffing levels and retention incentives with the goals of supporting employees and attracting necessary personnel. • The Compensation Committees meet and discuss with our CEO, Chair of the Boards of Directors and the Chief Human Resources Officer.	• Our CEO, Chair of the Boards, and the Compensation Committees review the results of progress towards goals and other material items relating to overall Carnival Corporation & plc performance. • Our CEO reviews: (1) annual competitive market analysis provided by the independent consultant (2) individual Named Executive Officer performance (3) performance results of the group of brands or company-wide results and then provides the Compensation Committees with recommended total target compensation levels for each Named Executive Officer, except for his own. • The Compensation Committees determine CEO and Named Executive Officer compensation by evaluating their individual performance against set performance objectives in addition to the overall performance of Carnival Corporation & plc.

ADDITIONAL CONTEXT FOR 2024 DECISIONS

In fiscal 2024, the Compensation Committees continued to consult with their independent consultants and management on matters such as compensation planning, staffing levels, and retention incentives with the goals of supporting employees, attracting necessary personnel, and recognizing the strong performance of management and the workforce over the year. The Compensation Committees took into consideration business needs and the impact of decisions on employees and shareholders. The Compensation Committees exercised independent judgment when consulting with or receiving advice from management, Executive Directors, or compensation consultants.

After the fiscal year was completed, our CEO and our Chair of the Boards of Directors reviewed with the Compensation Committees the results of those initiatives, progress towards goals, and other material items relating to overall Carnival Corporation & plc performance. Our CEO reviewed the annual competitive market analysis provided by the independent consultant, as well as individual performance of each Named Executive Officer and the results of the group of brands or company-wide results, as appropriate, and provided the Compensation Committees with recommended total target compensation levels for each Named Executive Officer, except for his own. The compensation for our Named Executive Officers was then determined by the Compensation Committees using their discretion to evaluate the individual performance of our Named Executive Officers and the overall performance of Carnival Corporation & plc.

IMPACT OF REGULATORY REQUIREMENTS ON COMPENSATION

In making determinations regarding executive compensation, the Compensation Committees consider relevant issues relating to accounting treatment, tax treatment (both company and individual), and regulatory requirements. The global nature of Carnival Corporation & plc's operations necessarily means that monitoring these technical issues and considering their potential impact on the appropriate design and operation of executive remuneration programs is an increasingly complex exercise. Technical issues are evaluated in light of Carnival Corporation & plc's philosophy and objectives for executive compensation and their corporate governance principles, as described earlier in this Compensation Discussion and Analysis.

INDEPENDENT COMPENSATION CONSULTANTS

The Compensation Committees have engaged FW Cook (together with its UK affiliated firm, FIT Remuneration Consultants LLP ("FIT")) to assist in their annual review of our executive and Director compensation programs. The Compensation Committees believe that FW Cook and FIT provided objective advice to the Compensation Committees. FW Cook and FIT provide no other services to Carnival Corporation & plc and have no other connections with Carnival Corporation & plc or individual Directors.

During fiscal 2024, a consultant from FW Cook attended meetings of the Compensation Committees and provided FW Cook's views on proposed actions by the Compensation Committees.

In accordance with New York Stock Exchange listing rules relating to compensation consultant independence, the Compensation Committees have determined that FW Cook and FIT and their consultants are independent after taking into consideration the factors set forth in the listing rules. Pursuant to the foregoing factors, the Compensation Committees have determined that FW Cook's and FIT's work raised no conflicts of interest.

RISK CONSIDERATIONS

The Compensation Committees evaluate the compensation program for potential risks. The Compensation Committees have concluded that the incentive structure for senior management does not encourage behaviors that would create material adverse risk for Carnival Corporation & plc, and that risks arising from Carnival Corporation & plc's compensation policies and practices for their workforce are not reasonably likely to have a material adverse effect on Carnival Corporation & plc. Please refer to the "Compensation Risk Assessment" section for additional information.

ROLE OF SHAREHOLDER ENGAGEMENT IN OUR EXECUTIVE COMPENSATION PROGRAM

Shareholder engagement is an important source of feedback for our Compensation Committees on our executive compensation program.

During fiscal 2024, we have continued to engage with shareholders to seek feedback on our compensation program, and to incorporate that feedback in our compensation discussions. We engaged with a significant number of our shareholders throughout the year. Our Presiding Director and Senior Independent Director (who is also the Chair of our Compensation Committees) participated in select meetings to discuss our compensation program.

The feedback we received throughout fiscal 2024 indicated to us that shareholders were pleased with the 2023 program structure as described in our 2024 Proxy Statement. As a result, the Compensation Committees maintained the quantitative and performance-based structure of our executive compensation program for fiscal 2024 and did not make any changes to the executive compensation program as a result of the 2024 "say-on-pay" vote. The Compensation Committees have and will continue to consider shareholder input as well as results from the annual shareholder advisory votes, including the next vote in April 2025, when reviewing executive compensation programs and policies.

NAMED EXECUTIVE OFFICER COMPENSATION DESIGN, ELEMENTS AND PAY MIX

The compensation elements for our Named Executive Officers consist of:

- base salary;
- annual cash bonus;
- equity-based incentive compensation; and
- limited perquisites.

In determining the amount of any particular compensation element, the Compensation Committees consider the impact of such element on total compensation (and thus, each element affects the amount paid in respect of other elements of compensation). For example, the Compensation Committees consider the amount of the base salary and annual bonus that may be earned by a Named Executive Officer when making an equity grant.

2024 COMPENSATION RECOMMENDATIONS AND RATIONALE

BASE SALARIES

Base salaries are intended to provide a level of fixed compensation that is reflective of each Named Executive Officer's level of responsibility. Base salaries of our Named Executive Officers for fiscal 2024 are reported in the "Summary Compensation Table." The Compensation Committees annually review each Named Executive Officer's performance and may increase the base salary of a Named Executive Officer at their discretion if merited by performance, responsibilities, or other market factors necessary to attract and retain our executives.

For fiscal 2024, the Compensation Committees approved increases to base salary for all Named Executive Officers effective March 1, 2024, in keeping with our philosophy to provide competitive pay that aligns with broader market benchmarking and to adjust for the discontinuation of profit share participation under the Carnival Corporation Fun Ship Non-Qualified Savings Plan. The latter adjustment was disclosed in our 2024 Proxy Statement and is also described in the "Nonqualified Deferred Compensation in Fiscal 2024" section of this Proxy Statement. In 2024, we changed our annual pay cycle for all global shoreside employees, including the Named Executive Officers, from December 1 to March 1. All affected employees, including the Named Executive Officers, received a one-time salary adjustment payment to bridge the gap created by the shift to a later base salary review cycle compared to prior years. Following these adjustments, all Named Executive Officer base salaries are nearer to, but still lower than, market median (based on the review of our peer group and compensation survey data).

Name	2023 Base Salary ($)	2024 Base Salary (effective March 1, 2024) ($)
Josh Weinstein	1,250,000	1,400,000
David Bernstein	850,000	960,000
William Burke	700,000	715,000
Bettina Deynes	425,000	490,000
Enrique Miguez	600,000	675,000

ANNUAL BONUSES

Annual cash bonuses for our Named Executive Officers are determined in accordance with the Carnival Corporation & plc MIP. The MIP is designed to focus the attention of our executives on achieving strong performance results against key business priorities and is a core component of our compensation program that supports our pay for performance philosophy.

For fiscal 2024, the Compensation Committees approved increases to the bonus targets for all Named Executive Officers in keeping with our philosophy to provide competitive pay that aligns with broader market benchmarking and to adjust for discontinuation of profit share participation under the Carnival Corporation Fun Ship Non-Qualified Savings Plan. The latter adjustment was disclosed in our 2024 Proxy Statement and is also described in the "Nonqualified Deferred Compensation in Fiscal 2024" section of this Proxy Statement. All Named Executive Officer target bonuses bring their total compensation nearer to, but still lower than, market median following this increase (based on the review of our peer group data).

The target opportunities for fiscal 2024 for our Named Executive Officers are shown below. Actual payouts may range from 0% to 200% of the target bonus opportunity based on actual performance of our company.

Name	2023 Target Bonus ($)	2024 Target Bonus ($)
Josh Weinstein	2,500,000	2,800,000
David Bernstein	1,200,000	1,350,000
William Burke	500,000	600,000
Bettina Deynes	300,000	375,000
Enrique Miguez	450,000	505,000

MIP Annual Cash Bonus for 2024

The 2024 MIP program approved by the Compensation Committees features quantifiable, preset annual performance metrics based on financial, operating, environmental sustainability and ethics and compliance goals tied to profitability and sustainable growth. For 2024, as we continued our strategic focus on profitability, the Compensation Committees approved the primary MIP performance metric of Adjusted Operating Income, with the balance of

performance metrics focused on performance of environmental and safety initiatives, as described in more detail below. Additionally, as part of their personal annual appraisal, all Executive Officers are evaluated on performance against our stated core values, or "Culture Essentials." For additional information on our Culture Essentials, please refer to the Carnival plc Corporate Governance Report (attached as Annex C) under "Workforce Engagement."

Summary of MIP Annual Cash Bonus Design for 2024	
The Compensation Committees approved performance metrics based entirely on preset targets that emphasize profitability and continued focus on key strategic environmental and safety objectives:	
Metric	**Weight**
Adjusted Operating Income	80%
HESS	20%
• Safe and Compliant Ships	
• Safe and Healthy Passengers and Crew	
• Protecting the Environment	

2024 MIP Performance Metrics and Targets (Audited)

Our 2024 MIP annual cash bonus design includes quantitative performance metrics addressing our key business priorities of profitability, health, environmental performance, compliance and safety.

The following table is a summary of the performance goals used to determine the level of achievement associated with the adjusted Operating Income

performance measure, as well as the actual results and payout. The adjusted Operating Income performance goals required meaningful growth over fiscal 2023 adjusted Operating Income[1] of $1,887 million to achieve the target payout. The final adjusted Operating Income result was $129 million above our maximum goal.

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[1] Adjusted Operating Income is a non-GAAP measure. A reconciliation to the most comparable GAAP measure can be found under "Non-GAAP Financial Measures—Reconciliation to GAAP."

Adjusted Operating Income (80%)	Threshold	Target	Maximum	2024 Actual
Adjusted Operating Income ($ in millions)	2,590	3,060	3,440	3,569
Payout (%) of Target	50	100	200	200

The HESS (Health, Environmental, Safety and Security) component of the MIP annual cash bonus, described in more detail below, measures our performance against established goals in each of our three identified HESS focus areas: safe and compliant ships, safe and healthy passengers and crew, and protecting the environment. The HESS MIP component comprised 20% of the 2024 MIP annual bonus.

HESS is critical to the well-being of our passengers and crew, safe and effective operation of our ships, and stewardship of the environment. As a result, we designed the HESS component of the MIP to specifically emphasize the importance of HESS to management. The HESS MIP program was developed by our Chief Maritime Officer ("CMO") using metrics based on international regulations and our HESS policies. The CMO developed the specific metrics that were reviewed and approved by the CEO, the HESS Committees and then by the Compensation Committees in establishing the 2024 MIP. The HESS component of the MIP reflects our HESS results and our proactive efforts to improve our HESS performance and that of the individual brands.

The overall corporate performance is a weighted average of individual brand performance which is determined using a series of quantitative performance metrics across the three focus areas. The metrics are measurable and objective. More specifically, some metrics are based on performance achievement while others are based on completion of efforts designed to improve performance. This latter group of metrics supports a "prepare for future progress" philosophy. The quantitative performance metrics associated with our three focus areas are described in more detail below. For competitive reasons, we do not intend to disclose the specific metrics and targets beyond the details provided below.

Each focus area is allocated a specific point potential, which, when added together, total 100 points. Payout for the HESS MIP component is based on the total points achieved for all three focus areas, with each total points score between threshold and maximum levels representing a payout percentage on the payout curve.

The table below describes the points achieved in each focus area, the number of points required to achieve threshold, target and maximum payout percentage, and the actual results (total points and payout).

HESS (20%)	Threshold	Target	Maximum	2024 Actual
Focus areas:				
• **Safe and Compliant Ships** *(35-point potential)* (30.0 points achieved)				
• **Safe and Healthy Passengers and Crew** *(30-point potential)* (20.5 points achieved)	50 points	70 points	85 points or above	76.6 points
• **Protecting the Environment** *(35-point potential)* (26.1 points achieved)				
Payout (%) of Target	50%	100%	200%	144%

The total points achieved for 2024 are associated with a payout of 144% as indicated above. Following an evaluation of the performance results, judgment was used to determine the final HESS payout. Significant individual HESS operational incidents were considered. For each brand, the CMO and CEO made a subjective evaluation of significant HESS incidents, focusing on those which could have been prevented. Considerations included number and severity of incidents. Based on this review, the CMO and CEO recommended to the Compensation Committees that the formulaic payout percentage associated with the "2024 Actual" points achieved shown above be adjusted to, and approved at, 136%.

The following is a description of the metrics included in each HESS focus area:

Safe and Compliant Ships (35-point potential): consists of two performance metrics and two proactive metrics. The performance metrics are shipboard compliance audit results performed by our internal audit team and a series of safety metrics related to fire prevention, detection and suppression, and life-saving appliances. The proactive metrics are designed to improve future performance by measuring the deck, engineering, and environmental officer attendance at our training center (CSMART) and always achieving full crewing of deck, engineering, and environmental officers on all ships because

these crew members are key to our HESS performance.

Safe and Healthy Passengers and Crew (30-point potential): consists of several performance and trend metrics including guest and passenger injury rates, objective security measures, and internal and independent government public health inspection results.

Protected Environment (35-point potential): consists of three environmental metrics that measure compliance with emission and discharge regulations. Carbon intensity reduction relative to assigned targets and use of lower emissions fuels completes the performance measures in this category.

2024 MIP Annual Cash Bonus Performance Results

The formula-based MIP annual cash bonus results for fiscal 2024 reflected our strong performance in fiscal 2024.

Overall performance against the goals for our formula-based MIP annual cash bonus for the Named Executive Officers is 187.2%, as shown below. These goals are important indicators of our financial and

operational success and recognize that Named Executive Officer performance far exceeded defined targets and expectations set at the beginning of 2024. The following table summarizes the results for each MIP performance goal, the overall MIP formula-based performance, and the final bonus amounts earned:

	Adjusted Operating Income			HESS			2024 MIP Results	2024 MIP Bonus Earned
Name	2024 Actual ($ in millions)	% of Target	Weighting	2024 Actual	% of Target	Weighting	% of Target	($)
Josh Weinstein								5,241,600
David Bernstein								2,527,200
William Burke	3,569	200	80%	76.6 points	136	20%	187.2	1,123,200
Bettina Deynes								702,000
Enrique Miguez								945,360

EQUITY-BASED COMPENSATION AND OTHER LONG-TERM INCENTIVES

Overview

The Compensation Committees grant equity-based compensation to our Named Executive Officers to provide long-term incentives and align management and shareholder interests. The Compensation Committees believe that a substantial portion of compensation should be equity-based. The equity-based compensation program is designed to:

1   recognize scope of responsibilities

2   reward demonstrated performance and leadership

3   motivate future superior performance

4   align the interests of the executive with our shareholders

Our equity-based compensation grants to our Named Executive Officers are made pursuant to the Carnival Corporation 2020 Stock Plan and are consistent with the Carnival plc Directors' Remuneration Policy, which have been approved by Carnival Corporation & plc shareholders.

2022 Earnings Recovery Alignment Performance Incentive Program

The ERA program is a performance-based cash incentive established in early 2022 as a broad-based, one-time incentive to focus on business recovery and to promote retention during our post-pandemic return to service. As the world was getting back to normal in the wake of the pandemic, there were many opportunities for talented personnel. ERA was designed to incentivize continued dedication and focus on completing the return to service and business recovery. Recipients of the ERA were recommended by executive management and include all Named Executive Officers, other executives and employees throughout our global organization.

ERA measures normalized adjusted EBITDA excluding the impact of fuel price, exchange rate fluctuations, and taxes related to fuel, carbon, or other climate related items, per ALBD at the end of fiscal 2024 as a percentage of fiscal 2019 adjusted EBITDA per ALBD. ERA performance is based upon the extent to which fiscal 2024 Normalized Adjusted EBITDA per ALBD meets or exceeds the following performance levels:

Performance Level	Fiscal 2024 Normalized Adjusted EBITDA per ALBD	Normalized Adjusted EBITDA per ALBD for fiscal 2024 as % of fiscal 2019	Payout % for Performance Achieved
Threshold	29.77	48%	50%
Target	54.12	87%	100%
Maximum	64.49	103%	150%

Our record setting performance in 2024 is reflected in the final ERA results. The goals for the program were chosen to incentivize a return to pre-pandemic levels of service, and the recipients of the ERA were essential to our strong recovery overall. In addition to achieving the financial goals, the program also was a successful in retaining 82% of recipients. The final fiscal 2024 normalized adjusted EBITDA per ALBD is 26% higher than the level required to achieve maximum payout.

	ERA Results			2024 ERA Earned
Name	Fiscal 2024 Normalized Adjusted EBITDA per ALBD[(2)] ($)	Normalized Adjusted EBITDA per ALBD for fiscal 2024 as % of fiscal 2019	Payout % for Performance Achieved	($)
Josh Weinstein				7,500,000
David Bernstein				7,500,000
William Burke	69.80	129	150	7,500,000
Bettina Deynes				600,000
Enrique Miguez				3,000,000

(2) Normalized adjusted EBITDA per ALBD is a non-GAAP measure. A reconciliation to the most comparable GAAP measure can be found under "Non-GAAP Financial Measures—Reconciliation to GAAP."

2024 Equity-Based Incentive Program

For 2024, the equity-based program remained majority performance-based with a focus on key profitability and carbon reduction measures, with time-based restricted stock units included to support our retention objectives.

Majority Performance-Based, Multi-Year Equity Program

Equity Mix	Compensation Committees' Actions and Rationale
30% TBS **70% PBS**	• Continued improvements in operating environment support maintenance of majority performance-based compensation, with time-based compensation intended to support retention objectives • PBS performance criteria measured against multi-year performance on Adjusted EBITDA per ALBD (65%), Adjusted ROIC (25%) and Carbon Intensity Reduction (10%)

2024 Equity Compensation Targets

For fiscal 2024, the Compensation Committees approved increases to equity targets for all Named Executive Officers in connection with a review of their roles and responsibilities and market data for comparable roles. Equity targets for all Named Executive Officers are nearer to, but still lower than, market median following these increases (based on the review of our peer group data).

2024 equity compensation targets for each Named Executive Officer are as follows:

Named Executive Officer	PBS (70%) ($)	TBS (30%) ($)	Total Target Value ($)
Josh Weinstein	6,300,000	2,700,000	9,000,000
David Bernstein	2,152,500	922,500	3,075,000
William Burke	374,500	160,500	535,000
Bettina Deynes	654,500	280,500	935,000
Enrique Miguez	752,500	322,500	1,075,000

Disclosure and the Timing of Equity-Based Compensation

2024 PBS and TBS Equity Incentives

PBS grants represent 70% of our Named Executive Officers' target equity incentive in our 2024 compensation program. The Compensation Committees approved Adjusted EBITDA per ALBD at constant currency and fuel (65%), Adjusted ROIC (25%), and Carbon Intensity Reduction (10%) as the performance metrics. These grants are subject to a three-year measurement period of fiscal 2024-2026, and cliff vest in 2027 based on attainment of performance goals following the end of the three-year performance period with a payout range of 0 to 200% of target. The specific performance targets will be disclosed after the end of the performance period in the 2026 Proxy Statement, as the Boards consider them strategic and commercially sensitive to disclose at this time.

In January 2024, the Compensation Committees approved a PBS target value for each of our Named Executive Officers and certain other executives. Each target value was determined after consideration of recommendations received from our CEO (other than in respect of his own grant which was recommended by our Chair of the Compensation Committees), as well as reviewing the scope of each Named Executive Officer's responsibilities, performance and long-term retention considerations.

In April 2024, PBS grants were made based on the grant values approved in January 2024 and were converted into a target number of PBS based on the average of the closing prices of a share of Carnival Corporation common stock over a 10-business day period ending on April 8, 2024 (the effective date of grant), being $16.06. They will vest in April 2027, subject to certification of performance results. The PBS grants do not receive dividends or have voting rights. Each PBS is credited with dividend equivalents equal to the value of any cash and stock dividends paid on Carnival Corporation common stock or Carnival plc ordinary shares during the vesting period. The dividend equivalents, if any, will be distributed upon the vesting of the PBS.

For 2024, the Compensation Committees also determined to provide 30% of the target equity incentive in the form of TBS grants to incentivize

retention and in consideration of shareholder feedback. These grants vest annually on a pro-rata basis over a three-year period. The final number of 2024 PBS and TBS is listed in the "Grants of Plan-Based Awards" table.

PERQUISITES AND OTHER COMPENSATION

Our Named Executive Officers are provided various perquisites that the Compensation Committees believe are representative of common practices for executives in their respective countries. The Compensation Committees, with the assistance of FW Cook, review perquisites provided to our Named Executive Officers on a periodic basis and take into account each Named Executive Officer's particular circumstances and overall level of compensation and believe that perquisites provided by Carnival Corporation & plc continue to be an appropriate element of the overall compensation package used to attract and retain such officers.

The Compensation Committees have approved a policy to establish procedures and controls as to the authorized use of aircraft owned, operated, or chartered by Carnival Corporation & plc (the "Aircraft"). According to the policy, the Aircraft can only be used for business purposes. Guests may accompany these executives when traveling. Due to security considerations, the Compensation Committees have also agreed to allow our CEO to use the Aircraft for personal use so long as the incremental cost of such use to Carnival Corporation & plc does not exceed $200,000 per year. Once that threshold is reached, the CEO will reimburse us for any additional incremental costs (subject to applicable regulatory limitations). The Compensation Committees determined that the Aircraft usage policy and levels of usage and costs were consistent with those offered by large multinational companies like Carnival Corporation & plc.

In lieu of participation in the Carnival Corporation Nonqualified Savings Plan which was discontinued in accordance with Section 457A of the U.S. Internal Revenue Code, the Compensation Committees approved a program that provides for payment of additional annual compensation directly to these employees in an amount equal to what would have been deposited on behalf of those employees into that plan, less, as described below, any amount Carnival Corporation contributes to the Carnival Corporation Fun Ship Savings Plan, a 401(k) plan (the "401(k) Plan"). These payments are taxable as ordinary income.

Beginning with the 2010 calendar year, the 401(k) Plan was amended and currently allows Mr. Weinstein, Mr. Bernstein, Mr. Burke, Ms. Deynes, and Mr. Miguez (as well as all other highly compensated employees) to defer a limited amount of compensation into the 401(k) Plan subject to nondiscrimination testing. In fiscal 2024, Carnival Corporation made matching contributions to the 401(k) Plan under the plan's formula, subject to nondiscrimination testing.

The perquisites received by each Named Executive Officer in fiscal 2024, as well as their incremental cost to Carnival Corporation & plc, are reported in the "Summary Compensation Table" and its accompanying footnotes.

POST-EMPLOYMENT COMPENSATION OBLIGATIONS

Carnival Corporation & plc does not have any change of control agreements that provide cash severance to our Named Executive Officers upon a change of control of Carnival Corporation & plc. Carnival Corporation & plc does not have employment agreements with any of our Named Executive Officers that provide cash severance benefits in connection with the termination of the executive's employment.

Mr. Burke and Ms. Deynes entered into Confidentiality Agreements and Restrictive Covenants providing that they are entitled to six months base salary as compensation for their confidentiality and further agreement not to engage in competition with us for a period of six months following their termination of employment. The Compensation Committees believe that the consideration provided to Mr. Burke and Ms. Deynes under these agreements is reasonable.

Upon termination of employment for certain circumstances or upon a change of control, our Named Executive Officers may be entitled to retain or receive accelerated vesting of equity grants. Under the terms of the Carnival Corporation 2020 Stock

Plan, however, the default provision upon a change in control would provide only for a "double trigger" acceleration of equity grants (such that no acceleration would occur unless the participant's employment were subsequently terminated by Carnival Corporation & plc (or its successor) without cause). These benefits are provided under the terms of the Carnival Corporation 2020 Stock Plan and the grant agreements. However, none of our Named Executive Officers are entitled to receive any tax gross-up payments in respect of their severance benefits or accelerated equity grants.

The benefits that our Named Executive Officers may be eligible to receive in connection with the termination of their employment or upon a change of control are described in detail in the "Potential Payments Upon Termination or Change of Control" section.

The Compensation Committees believe that these arrangements are reasonable and encourage executives to comply with post-termination non-compete and other restrictive covenants and to cooperate with us both before and after their employment is terminated.

PENSIONS AND DEFERRED COMPENSATION PLANS

Carnival Corporation & plc do not operate any defined benefit pension or deferred compensation programs for the Named Executive Officers.

PEER GROUP CHARACTERISTICS

The Compensation Committees perform an annual review of the compensation practices of certain other publicly-listed companies with the assistance of their consultant. This annual market assessment consists of an analysis of executive pay at a group of publicly-listed peer companies.

In July 2023, based on the recommendations of FW Cook, the Compensation Committees approved a new peer group listed below (the "Peer Group"), which was used when assessing the fiscal 2024 compensation for our Named Executive Officers. The Peer Group consists of 18 publicly-listed companies from diverse industries and is designed to better reflect where Carnival Corporation & plc is positioned following the impacts that the pandemic and subsequent return to full guest cruise operations had on key metrics such as revenue, enterprise value, and certain financial metrics that the Committees consider in approving our peer group. The changes to

the Peer Group were developed by applying our established philosophy of balancing peers' enterprise value, revenue, sector, business complexity, breadth, scope, and potential candidate pool overlap.

At the time the Peer Group was approved in July 2023, our revenue ranked at the 62nd percentile and our enterprise value ranked at the 59th percentile of the Peer Group. We operate in a niche industry with a limited number of other publicly traded cruise operators. The Peer Group reflects the market in which we may compete for business, investor capital, and/or executive talent and was considered to be more closely aligned to our business complexity, breadth, scope, median reviews, and market capitalization. The Peer Group used in assessing fiscal 2024 compensation reflects a balanced group of companies in the consumer discretionary sector, including travel and hospitality, media, retailing, services, and transportation companies.

PEER GROUP COMPANIES

- American Airlines Group Inc.
- Darden Restaurants, Inc.
- Booking Holdings Inc.
- Caesars Entertainment Inc.
- Delta Air Lines, Inc.
- Expedia Group, Inc.

- Hilton Worldwide Holdings Inc.
- International Consolidated Airlines Group, S.A.
- Las Vegas Sands Corp.
- Live Nation Entertainment, Inc.
- Marriott International, Inc.
- McDonald's Corporation

- MGM Resorts International
- Norwegian Cruise Line Holdings Ltd.
- Royal Caribbean Cruises Ltd.
- Southwest Airlines Co.
- Starbucks Corporation
- United Continental Holdings, Inc.

COMPETITIVE MARKET (PEER GROUP) COMPARISON

Annually, the Compensation Committees' independent consultant, FW Cook, conducts a competitive market review to assist the Compensation Committees in their assessment of our Named Executive Officers' competitive positioning of total compensation relative to the markets in which Carnival Corporation & plc competes for executive talent. FW Cook conducted a competitive market assessment on behalf of the Compensation Committees for fiscal 2024. The Compensation Committees reviewed our aggregate Named Executive Officer total compensation in comparison to the competitive market, which consists of the Peer Group as well as third-party surveys that reflect a broad database of hundreds of companies.

The Compensation Committees were not provided with the identities of the companies in the surveys generally (or of the subsets of companies which had data for relevant comparable positions). As applicable, any utilized survey data was combined with the data for the Peer Group to produce a consolidated aggregated competitive market range for total direct compensation.

These analyses suggest that, in the aggregate, total direct compensation levels for our Named Executive Officers are generally below competitive market levels, which is being addressed in steps over time. Actual pay positioning can vary based on factors including job responsibilities, experience, impact of role, and individual performance.

Consistent with the approach that the Compensation Committees take in reviewing each element of total direct compensation, the Compensation Committees utilize these analyses to assess the extent to which the compensation provided to our Named Executive Officers is generally consistent with that offered by companies with whom Carnival Corporation & plc competes for executive-level talent. The Compensation Committees do not use these analyses to peg any particular element of compensation (or total compensation) to any specific targeted Peer Group level.

STOCK OWNERSHIP POLICY

Our Boards of Directors and Compensation Committees believe it is important for Directors and Executive Officers to build and maintain a long-term ownership position in Carnival Corporation or Carnival plc shares to align their financial interests with those of our shareholders and to encourage the creation of long-term value. Our compensation structure provides for a significant percentage of compensation to be equity-based, which places a substantial portion of compensation at risk over a long-term period. Accordingly, our Executive Officers, including our Named Executive Officers who are currently Executive Officers, are subject to a stock ownership policy. The policy specifies target ownership levels of Carnival Corporation or Carnival plc shares for each executive expressed in terms of the value of the equity holdings (excluding unvested performance grants) as a multiple of each Executive Officer's base salary. The target ownership levels are as follows:

Officers	Ownership Target—Multiple of Base Salary		Compliance Period
Chair and/or CEO	● ● ● ● ● ●	6x salary	5 years from appointment or promotion
Vice Chair	● ● ● ●	4x salary	
Other Executive Officers	● ● ●	3x salary	

Individuals who are newly designated as Executive Officers are expected to be in compliance with the stock ownership policy within five years of the date of becoming an Executive Officer. The stock ownership policy provides that an Executive Officer will be deemed to be in compliance with the ownership requirements if the decline in the Carnival Corporation or Carnival plc share price results in the Executive Officer falling below the applicable ownership level, provided that they were in compliance prior to the share price movement and do not sell or transfer ownership of any such shares until after the ownership target has again been achieved, unless otherwise approved by the Boards of Directors. All of our Executive Officers are in compliance with this Board-mandated requirement through share ownership or by virtue of being in the initial five-year period. Messrs. Weinstein, Bernstein and Miguez have achieved the stock ownership requirement and Mr. Burke and Ms. Deynes, who were appointed within the last five years, have additional time to meet the requirements of the stock ownership policy.

Carnival Corporation & plc does not make any commitment to any persons covered by the stock ownership policy that they will receive any particular level of equity-based grants. The stock ownership policy provides that Executive Officers be required to retain at least 50% of the shares received upon release after deducting withholding taxes, until their target ownership is achieved.

HEDGING POLICY

Because we believe it is improper and inappropriate for any Board member or employee to engage in short-term or speculative transactions involving Carnival Corporation & plc securities, our Securities Trading Policy provides that they may not engage in any of the following activities with respect to Carnival Corporation & plc securities at any time:

- purchasing of shares of either Carnival Corporation or Carnival plc on margin;
- short sales; or
- buying or selling puts, calls or other derivatives in respect of Carnival Corporation & plc securities.

Board members and employees may pledge shares, including as part of a margin account, but they are warned that sales of such shares could have securities law implications, including under Section 16 of the U.S. Securities Act, as well as market disclosure and other obligations under the UK Market Abuse Regulation ("MAR").

Although we discourage speculative hedging transactions, employees (other than Executive Officers) are permitted to engage in long-term hedging transactions that are designed to protect their investment in Carnival Corporation and Carnival plc shares (i.e., the hedge must be for at least one year and relate to shares or options held by the individual). Any such transactions must be pre-cleared by the Global Legal Services Department. Because these activities raise issues under the U.S. federal securities laws as well as MAR, any person intending to engage in permitted hedging transactions is strongly urged to consult his or her own legal counsel.

Our Securities Trading Policy provides additional restrictions for Directors and Executive Officers. They are prohibited from purchasing, selling or writing any exchange-traded call and put options that have Carnival Corporation or Carnival plc shares as the underlying security. In addition, Directors and Executive Officers may not engage in any hedging transaction on Carnival Corporation or Carnival plc shares that they beneficially own, including, but not limited to, "forward contracts," "collars," "equity swaps" or "straddles."

CLAWBACK POLICY

In 2023, the Compensation Committees approved the Carnival Corporation & plc Clawback Policy (the "Clawback Policy") in compliance with NYSE listing standards. The Clawback Policy requires the Compensation Committees, subject to certain narrow exceptions permitted by the NYSE listing standards, to recover from current and former Executive Officers erroneously awarded compensation in the event of a restatement of our financial statements due to material noncompliance with federal securities laws. Incentive-based compensation that was "received" during the three fiscal years preceding the restatement, beginning with performance periods ending after October 3, 2023, is subject to recoupment.

The Clawback Policy supplements the clawback provisions in the Carnival Corporation 2020 Stock Plan and the Carnival plc 2024 Employee Share Plan, the equity grant agreements and the MIP bonus plan, which incorporate the Clawback Policy by reference. The pre-existing clawback provisions give the Compensation Committees authority to recover equity grants and annual bonus incentives from Executive Officers and non-executives in the event Carnival Corporation & plc is required to restate their financial statements due to fraud or other misconduct, or in the event of other specified detrimental activity, including a breach of confidentiality or restrictive covenants, any activity that would be grounds for termination for cause, or maligning denigrating or disparaging Carnival Corporation & plc, its directors or employees. A copy of the Clawback Policy was filed as an exhibit to our 2024 Joint Annual Report on Form 10-K.

TIMING OF CERTAIN EQUITY AWARDS

In fiscal 2024, we did not grant any stock options, stock appreciation rights or similar awards under the Carnival Corporation 2020 Stock Plan or the Carnival plc 2024 Employee Share Plan and we do not currently plan to grant stock options, stock appreciation rights or other similar appreciation-based awards as incentive compensation to any Executive Officer, Non-Executive Director or employee. Accordingly, we do not have a policy or practice in relation to the timing or the determination of the terms of a grant of options or other awards in relation to the disclosure of material non-public information.

During fiscal 2024, we have not timed the disclosure of material non-public information for the purpose of affecting the value of executive compensation.

Report of the Compensation Committees

The Compensation Committees have reviewed the Compensation Discussion and Analysis and discussed it with the management of Carnival Corporation & plc. Based on their review and discussions with management, the Compensation Committees recommended to our Boards of Directors that the Compensation Discussion and Analysis be incorporated by reference into the Carnival Corporation & plc 2024 joint Annual Report on Form 10-K and included in the Carnival Corporation & plc 2025 Proxy Statement. This Report is provided by the following independent Directors, who comprise the Compensation Committees:

THE COMPENSATION COMMITTEE OF CARNIVAL CORPORATION
THE COMPENSATION COMMITTEE OF CARNIVAL PLC



RANDY WEISENBURGER
Chair



HELEN DEEBLE



JASON GLEN CAHILLY



LAURA WEIL

Compensation Committee Interlocks and Insider Participation

During fiscal 2024, the Compensation Committees were comprised of the four independent Directors listed above. No member of the Compensation Committees is a current, or during fiscal 2024 was a former officer or employee of Carnival Corporation, Carnival plc, or any of their subsidiaries. During fiscal 2024, no member of the Compensation Committees had a relationship that must be described under the SEC rules relating to disclosure of related person transactions. In fiscal 2024, none of our Executive Officers served on the board of directors or compensation committee of any entity that had one or more of its executive officers serving on the Board or the Compensation Committee of Carnival Corporation or Carnival plc.

Compensation Tables

SUMMARY COMPENSATION TABLE

Although Carnival Corporation and Carnival plc are two separate entities, our business is run by a single senior management team. The following tables, narrative, and footnotes discuss the compensation of our CEO, our Chief Financial Officer, our three other most highly compensated Executive Officers for the year ended November 30, 2024, who are referred to as our Named Executive Officers.

Name and Principal Position	Fiscal Year	Salary ($)	Stock Grants[1] ($)	Non-Equity Incentive Plan Compensation[2] ($)	All Other Compensation[3] ($)	Total ($)
Josh Weinstein President, CEO and Chief Climate Officer	2024	1,394,808	8,775,817	12,741,600	654,378	23,566,603
	2023	1,250,000	7,460,811	4,650,000	447,792	13,808,603
	2022	983,333	4,695,000	2,044,644	291,176	8,014,153
David Bernstein Chief Financial Officer and Chief Accounting Officer	2024	956,192	2,998,389	10,027,200	470,320	14,452,101
	2023	850,000	5,429,987	2,232,000	348,907	8,860,894
	2022	850,000	0	1,320,000	418,671	2,588,671
William Burke Chief Maritime Officer	2024	714,481	521,650	8,623,200	112,948	9,972,279
	2023	700,000	839,983	930,000	95,731	2,565,714
	2022	641,333	0	550,000	93,550	1,284,883
Bettina Deynes Chief Human Resources Officer	2024	487,750	911,694	1,302,000	89,859	2,791,303
	2023	425,000	402,485	558,000	77,876	1,463,361
Enrique Miguez General Counsel	2024	672,404	1,048,202	3,945,360	268,797	5,934,763
	2023	600,000	884,978	837,000	194,336	2,516,314
	2022	500,000	0	385,000	216,484	1,101,484

(1) The amounts included in the "Summary Compensation Table" reflect the grant date fair value, assuming no risk of forfeiture, of the grants of Carnival Corporation RSUs made to our Named Executive Officers in fiscal 2024, calculated in accordance with ASC 718. The valuation of share-based grants is discussed in Notes 2 and 13 to the financial statements in the Carnival Corporation & plc joint Annual Report on Form 10-K for the year ended November 30, 2024. The amounts reflect the grant date fair value of the fiscal 2024 TBS and PBS grants made in April 2024, calculated in accordance with ASC 718. The aggregate grant date fair value of the TBS and PBS grants assuming maximum performance of 200% of target for the 2024 PBS is $12,286,147 for Mr. Weinstein, $4,197,757 for Mr. Bernstein, $730,320 for Mr. Burke, $1,276,384 for Ms. Deynes, and $1,467,499 for Mr. Miguez. For the proceeds received by the Named Executive Officers upon the vesting of RSUs, see the "Stock Vested for Fiscal 2024" table.

(2) Reflects the aggregate value of the fiscal 2024 annual bonus under the MIP plus the earned 2022 ERA incentive, a one-time, performance cash incentive for which the performance period ended on November 30, 2024.

(3) See the "All Other Compensation" table for additional information.

ALL OTHER COMPENSATION

Each component of the "All Other Compensation" column in the "Summary Compensation Table" for fiscal 2024 is as follows:

Name	Compensation in lieu of Savings Plan Profit Sharing Contribution[1] ($)	Employer Contributions to Defined Contribution Plan (401(k)) ($)	Private Medical/ Health Insurance Costs and Premiums[2] ($)	Automobile Lease or Allowance ($)	Other[3] ($)	Total ($)
Josh Weinstein	531,000	13,340	66,700	24,000	19,338	654,378
David Bernstein	369,840	12,075	64,454	11,400	12,551	470,320
William Burke	32,600	12,075	52,560	11,400	4,313	112,948
Bettina Deynes	9,830	21,233	55,461	—	3,335	89,859
Enrique Miguez	172,994	16,625	60,464	10,800	7,914	268,797

(1) The profit-sharing contributions paid in early 2024 related to 2023 service and were discontinued for 2024, as further described under "Nonqualified Deferred Compensation in Fiscal 2024."

(2) Certain of our Named Executive Officers are eligible to participate in an executive health insurance program, which includes a fully insured plan and a secondary medical reimbursement plan. Amounts reported represent the cost of the premiums paid on a Named Executive Officer's behalf under these plans plus the additional costs of medical services rendered during the fiscal year. Named Executive Officers participating in this medical reimbursement plan generally have until March 31, 2025 to submit their 2024 claims for reimbursement and, as a result, these amounts may increase. The maximum amount that may be reimbursed in any year under the secondary plan is $20,000.

(3) Includes the total amount of other benefits provided, none of which individually exceeded the greater of $25,000 or 10% of the total amount of "All Other Compensation" for the designated Named Executive Officer. These other benefits include accidental death, life and disability insurance premiums, tax planning and return preparation fees, personal transportation and spousal meals.

Additional information with respect to Carnival plc's compensation and reimbursement practices during fiscal 2024 for Non-Executive Directors is included in Part II of the Carnival plc Directors' Remuneration Report, which is attached as Annex B to this Proxy Statement.

GRANTS OF PLAN-BASED AWARDS IN FISCAL 2024

Equity grants and non-equity grants made to the Named Executive Officers during fiscal 2024 are as follows:

Name	Grant Type	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Grants[1] ($)			Estimated Possible Payouts Under Equity Incentive Plan Grants[2] (#)			All Other Stock Grants: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Grants[3] ($)
			Threshold	Target	Maximum	Threshold	Target	Maximum		
Josh Weinstein	Annual Bonus		1,400,000	2,800,000	5,600,000					
	2024 TBS	4/08/2024							168,119	2,632,744
	2024 PBS	4/08/2024				196,139	392,278	784,556		6,143,073
David Bernstein	Annual Bonus		675,000	1,350,000	2,700,000					
	2024 TBS	4/08/2024							57,440	899,510
	2024 PBS	4/08/2024				67,014	134,028	268,056		2,098,878
William Burke	Annual Bonus		300,000	600,000	1,200,000					
	2024 TBS	4/08/2024							9,993	156,490
	2024 PBS	4/08/2024				11,659	23,318	46,636		365,160
Bettina Deynes	Annual Bonus		187,500	375,000	750,000					
	2024 TBS	4/08/2024							17,465	273,502
	2024 PBS	4/08/2024				20,377	40,753	81,506		638,192
Enrique Miguez	Annual Bonus		252,500	505,000	1,010,000					
	2024 TBS	4/08/2024							20,080	314,453
	2024 PBS	4/08/2024				23,428	46,855	93,710		733,749

(1) Represents the potential value of the payout of the annual bonuses under the MIP for fiscal 2024 performance. The actual amount of a Named Executive Officer's 2024 annual bonus (that is paid in fiscal 2025) is shown in the "Summary Compensation Table" in the "Non-Equity Incentive Plan Compensation" column. For a more detailed description of the potential annual bonus payout, see the description in the "2024 Annual Bonuses" section of the Compensation Discussion and Analysis.

(2) Represents the potential number of shares earnable under the annual 2024 PBS grant. For a more detailed description of the potential payout under the annual 2024 PBS grant, see the description in the "2024 PBS and TBS Incentives" section of the Compensation Discussion and Analysis.

(3) Represents the full grant date fair values of the equity grants made in fiscal 2024, which were determined based on the assumptions set forth in Notes 2 and 13 to the Carnival Corporation & plc consolidated financial statements included in our Annual Report on Form 10-K for the year ended November 30, 2024 (disregarding estimated forfeitures). The full grant date fair value for a grant is the amount that Carnival Corporation & plc will expense in their financial statements over the grant's vesting schedule or until the retirement eligibility date, if such date is earlier than the vesting date, when vesting is not contingent upon future performance. The full grant date fair value may not correspond to the actual value that will be realized. The maximum number of 2024 PBS each Named Executive Officer may receive is two times the target number.

NARRATIVE DISCLOSURE TO THE "SUMMARY COMPENSATION TABLE" AND THE "GRANTS OF PLAN-BASED AWARDS IN FISCAL 2024" TABLE

EMPLOYMENT AGREEMENTS

None of our Named Executive Officers serving in fiscal 2024 had employment agreements.

ANNUAL BONUS PLANS

Annual bonuses for our Named Executive Officers are determined based on the MIP. For more detailed information regarding this plan, please refer to the Compensation Discussion and Analysis and the exhibit index to the Carnival Corporation & plc 2024 joint Annual Report on Form 10- K.

EQUITY-BASED COMPENSATION

The Compensation Committees made TBS and PBS grants to our Named Executive Officers in fiscal 2024.

None of the TBS or PBS grants receive dividends or have voting rights. Each grant is credited with dividend equivalents equal to the value of cash and stock dividends, if any, paid on Carnival Corporation common stock. The dividend equivalents, if any, are settled only when these RSUs are released from restriction.

Please refer to the Compensation Discussion and Analysis for additional detail on these grants. For further information regarding forfeiture and treatment upon termination or change of control, refer to the "Potential Payments Upon Termination or Change of Control" section.

OUTSTANDING EQUITY GRANTS AT FISCAL 2024 YEAR-END

Our Named Executive Officers do not hold options over either Carnival Corporation or Carnival plc shares. Information with respect to outstanding Carnival Corporation restricted shares and RSUs granted by Carnival Corporation & plc to and held by our Named Executive Officers as of November 30, 2024, is as follows:

		Stock Grants			
Name		Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($)	Equity Incentive Plan Grants: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Grants: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Josh Weinstein		56,097[2]	1,426,547	500,000	12,715,000[3]
		54,452[4]	1,384,714	373,134	9,488,798[5]
		106,610[4]	2,711,092	392,278	9,975,630[7]
		168,119[6]	4,275,266		
	TOTAL	385,278	9,797,620	1,265,412	32,179,427
David Bernstein		42,004[2]	1,068,162	195,895	4,981,610[5]
		84,007[4]	2,136,298	134,028	3,408,332[7]
		55,970[4]	1,423,317		
		57,440[6]	1,460,699		
	TOTAL	239,421	6,088,476	329,923	8,389,942
William Burke		8,648[2]	219,919	29,850	759,086[5]
		11,119[4]	282,756	23,318	592,977[7]
		8,529[4]	216,892		
		9,993[6]	254,122		
	TOTAL	38,289	973,689	53,168	1,352,062
Bettina Deynes		1,253[2]	31,864	27,985	711,659[5]
		1,235[4]	31,406	40,753	1,036,349[7]
		7,996[4]	203,338		
		17,465[6]	444,135		
	TOTAL	27,949	710,743	68,738	1,748,007
Enrique Miguez		12,354[2]	314,162	37,313	948,870[3]
		4,942[4]	125,675	46,855	1,191,523[7]
		10,661[4]	271,109		
		20,080[6]	510,634		
	TOTAL	48,037	1,221,581	84,168	2,140,392

(1) Market value of the stock grants is based on the closing price of Carnival Corporation common stock on November 29, 2024 of $25.43.

(2) Restrictions ordinarily lapse in February 2025.

(3) Market value is based on target performance assuming 100% payout on the August 2022 long-term PBS grant to Mr. Weinstein as of November 29, 2024. This grant vests zero to 200% of target based upon the extent to which the long-term PBS performance measure exceeds specified performance goals.

(4) Restrictions ordinarily lapse in February 2025 and 2026.

(5) Market value is based on target performance assuming 100% payout on the April 2023 PBS grant at November 29, 2024. This grant vests zero to 200% of target based upon the extent to which annual Adjusted EBITDA, as normalized for fuel price changes and currency exchange rate impacts for each of the three fiscal years in the 2023-2025 performance cycle, ROIC for 2025, and carbon intensity reduction metrics, exceed specified performance goals. Additional shares will be provided to take into account dividend equivalents during the performance period, if any. Restrictions lapse in February 2026.

(6) Restrictions ordinarily lapse in April 2025, 2026 and 2027.

(7)   Market value is based on target performance assuming 100% payout on the April 2024 PBS grant on November 30, 2024. This grant vests zero to 200% of target based upon the extent to which annual Adjusted EBITDA per ALBD, as normalized for fuel price changes and currency exchange rate impacts at the end of fiscal 2026, Adjusted ROIC for 2026, and GHG reduction metrics, exceed specified performance goals. Additional shares will be provided to take into account dividend equivalents during the performance period, if any. Restrictions lapse in April 2027.

STOCK VESTED DURING FISCAL 2024

None of our Named Executive Officers held options during fiscal 2024. The following table provides information for our Named Executive Officers on the number of shares acquired upon the vesting of RSUs and the value realized, before the payment of any applicable withholding tax and broker commissions.

Name	Stock Grants	
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[1] ($)
Josh Weinstein	183,330	2,818,699
David Bernstein	188,015	2,948,905
William Burke	33,380	529,208
Bettina Deynes	8,081	126,976
Enrique Miguez	26,139	407,898

(1)   The fair market value of Carnival Corporation common stock realized on vesting has been determined using the average of the highest and lowest sale prices reported as having occurred on the New York Stock Exchange on the date of vesting.

PENSION BENEFIT IN FISCAL 2024

None of the Named Executive Officers participate in any defined benefit pension plans sponsored by Carnival Corporation or Carnival plc.

NONQUALIFIED DEFERRED COMPENSATION IN FISCAL 2024

None of the Named Executive Officers participate in any nonqualified deferred compensation plans sponsored by Carnival Corporation or Carnival plc.

Our Named Executive Officers and other Carnival Corporation employees who are deemed highly compensated employees under IRS regulations (the "HCEs") were paid a profit-sharing contribution as additional cash compensation under the Carnival Corporation Fun Ship Non-Qualified Savings Plan, a non-tax qualified plan which does not currently have any deferred compensation features. Effective January 2024, the profit-sharing contributions were discontinued for the Named Executive Officers and other HCEs of Carnival Corporation, subject to payment of the 2023 profit share in early 2024, with the profit-share percentages fixed in 2021 having been rolled into the individuals' salary and target bonus.

Our Named Executive Officers are also eligible to receive matching contributions under the 401(k) Plan which are contributed by Carnival Corporation to each individual's account under the 401(k) Plan. From January 1, 2021, Carnival Corporation matched 100% of employee deferrals up to 1% of eligible pay plus 50% of employee deferrals that exceed 1% of eligible pay but do not exceed 6% of eligible pay.

"Eligible pay" includes regular pay (before any pre-tax contributions from pay and taxes) and bonus. For matching and profit-sharing contributions, eligible pay does not include amounts in excess of the maximum compensation rate under Internal Revenue Code Section 401(a)(17).

Potential Payments upon Termination or Change of Control

Each of our Named Executive Officers may be eligible to receive certain payments and benefits in connection with termination of employment under various circumstances. The potential benefits payable to our Named Executive Officers in the event of termination of employment under various scenarios on November 30, 2024 are described below.

In addition to benefits described below, our Named Executive Officers will be eligible to receive any benefits accrued under Carnival Corporation & plc broad-based employee benefit plans, such as distributions under life insurance, disability benefits and accrued vacation pay, in accordance with those plans and policies. These benefits are generally available to all employees.

CASH SEVERANCE BENEFITS

It is the policy of the Compensation Committees for Executive Officers to have notice periods of not more than 12 months in duration. The Compensation Committees may make an exception to this practice where they believe doing so would be in the best interests of Carnival Corporation and Carnival plc and their shareholders. The Compensation Committees will continue to consider the individual circumstances of each case taking account of best practice in the UK and the U.S. and the expected cost to Carnival Corporation & plc of any termination of an executive's employment arrangements.

Accordingly, Mr. Weinstein, Mr. Bernstein, and Mr. Miguez have no employment agreements and no entitlement to severance except for possible retention of unvested restricted share grants depending on the circumstances of their separation of employment discussed below.

Mr. Burke and Ms. Deynes also do not have employment agreements, but Mr. Burke is eligible to receive six months' base salary upon separation from employment for any reason other than for cause and Ms. Deynes is eligible to receive six months' base salary upon separation from employment in case of termination without cause or change or control, as consideration for their non-competition and non-solicitation obligations pursuant to Confidentiality Agreements and Restrictive Covenants.

ESTIMATED CASH AND BENEFITS PAYMENTS UPON TERMINATION OF EMPLOYMENT

The following table quantifies the cash compensation or value of benefits that Mr. Burke and Ms. Deynes would receive upon termination of employment. None of the other Named Executive Officers are eligible to receive cash compensation or benefits upon termination of employment, other than broad-based

benefits described above. The amounts shown assume the event that triggered the treatment occurred on November 30, 2024. The table does not include amounts they would be entitled to without regard to the circumstances of termination, such as earned or accrued compensation.

Name	Benefit	Termination without Cause ($)	Voluntary Termination ($)	Death or Disability ($)	Change of Control ($)
William Burke	Non-Competition Compensation	357,500	357,500	357,500	357,500
Bettina Deynes	Non-Competition Compensation	245,000	0	0	245,000
TOTAL		602,500	357,500	357,500	602,500

EQUITY-BASED COMPENSATION

Vesting of RSUs upon termination of a Named Executive Officer's employment is dependent upon the reasons his or her employment is terminated, the terms of the respective equity plan and the

associated equity grant agreement. Equity grants made to our Named Executive Officers are subject to the same terms as all other participants generally.

CARNIVAL CORPORATION 2020 STOCK PLAN

All our Named Executive Officers received equity grants in fiscal 2024 under the Carnival Corporation 2020 Stock Plan. As of November 30, 2024, our Named Executive Officers hold long-term PBS (Josh Weinstein) and MTE, PBS and TBS (all Named Executive Officers) grants under the Carnival Corporation 2020 Stock Plan.

The terms of the Carnival Corporation 2020 Stock Plan and the equity grant agreements applicable to participants generally provide that upon termination for death or disability, all unvested equity grants will immediately vest.

Upon involuntary termination within 12 months after a change of control, the restricted period on all RSUs immediately expires.

Change of control means the occurrence of any of the following:

- the acquisition by any individual, entity or group of beneficial ownership of 50% or more of either:
  - (A) the then-outstanding shares of common stock of Carnival Corporation; or

- (B) the combined voting power of the then-outstanding voting securities of Carnival Corporation and Carnival plc entitled to vote generally in the election of Directors, except that this provision does not apply to affiliated companies or the Arison family;
- the incumbent Directors cease to constitute at least a majority of the Boards of Directors;
- the dissolution or liquidation of Carnival Corporation;
- the sale, transfer, or other disposition of all or substantially all of the business or assets of Carnival Corporation; or
- the consummation of a reorganization, recapitalization, merger, consolidation, statutory share exchange or similar form of corporate transaction involving Carnival Corporation that requires the approval of the shareholders, whether for such transaction or the issuance of securities in the transaction.

Upon involuntary termination within 12 months after a change of control, the restricted period on all RSUs immediately expires. All equity grants made to

participants, including our Named Executive Officers, contain clawback and forfeiture provisions in the event of a violation of confidentiality or non-compete provisions (which will result in forfeiture of the unvested portion of the grant) or fraud or conduct contributing to any financial restatements or irregularities.

POTENTIAL VALUE OF EQUITY GRANTS UPON TERMINATION OF EMPLOYMENT OR CHANGE OF CONTROL

The following table details the value of all outstanding RSU grants that would have become vested, or that could have continued to vest, subject to any non-compete and confidentiality requirement, for termination of employment or upon a change of control as of November 30, 2024. The true value of these equity grants for future vesting periods is subject to market fluctuations occurring over time.

ESTIMATED POTENTIAL VALUE OF EQUITY GRANTS[1]

Name	Termination without Cause ($)	Death or Disability ($)	Retirement ($)	Change of Control[2] ($)
Josh Weinstein	2,811,261	41,977,047	—	41,977,047
David Bernstein	6,088,476	11,785,836	6,088,476	14,478,418
William Burke	973,689	2,325,752	973,689	2,325,752
Bettina Deynes	31,406	2,458,750	—	2,458,750
Enrique Miguez	439,837	3,361,973	—	3,361,973
TOTAL	10,344,670	61,909,357	7,062,165	64,601,940

(1) The value for RSUs is based on the closing price of Carnival Corporation common stock on November 29, 2024 of $25.43. The value of the RSUs is reflected using the target number of RSUs granted.

(2) Involuntary termination of employment is required to trigger acceleration upon a change of control.

U.S. CEO Pay Ratio

In accordance with SEC rules, we are providing the ratio of the annual total compensation of our CEO to the annual total compensation of our median employee. The 2024 annual total compensation of our CEO as set forth in the Summary Compensation Table is $23,566,603, the 2024 annual total compensation of our median compensated employee is $16,854, and the ratio of these amounts is 1,398 to 1. Our median compensated employee population consists primarily of ship-based employees who work fewer than twelve months of the year.

Employee	2024 Annual Total Compensation ($)	Pay Ratio
CEO	23,566,603	1,398:1
Median employee, other than our CEO	16,854	

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our global human resources and payroll systems of record and the methodology described below. Because the SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

To identify our median employee, we used total cash compensation for our estimated employee population of 114,382 as of September 30, 2024. Our workforce includes a large number of ship-based employees who typically work six to eleven months of the year and, as permitted by SEC rules, we did not annualize the pay for our employees when identifying our median employee.

We then applied a valid statistical sampling methodology to identify employees who were paid within a 1% range of the median. From these employees, we then identified a representative median employee from this group and calculated that employee's annual total compensation in fiscal 2024 consistent with Item 402(c) of Regulation S-K. This figure includes gratuities directly billed to our guests but excludes any cash gratuities paid directly to the employee by guests. It also excludes room and meals, transportation to and from the ship, and medical care, which are provided to our ship-based employees without charge.

Our CEO's 2024 total compensation includes the earned value of the 2022 ERA, a one-time cash performance incentive described more fully in the "Compensation Discussion and Analysis" section under "Earnings Recovery Alignment Performance Incentive Program." Our CEO's 2024 total compensation excluding the ERA is $16,066,603 and the CEO pay ratio is 953:1.

Pay versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, following is information about the relationship between executive "compensation actually paid" and our financial performance. This disclosure does not reflect the value actually received or realized by our Named Executive Officers or how our Compensation Committees evaluate compensation decisions. Please refer to the "Compensation Discussion and Analysis" section for a discussion of our executive compensation program objectives and program design to align executive compensation with our performance.

TABULAR DISCLOSURE OF COMPENSATION ACTUALLY PAID VERSUS PERFORMANCE

The following table discloses information on "compensation actually paid" ("CAP") to our Principal Executive Officers (the "PEOs") and the average CAP to our other Named Executive Officers (the "non-PEO

NEOs") during the specified years alongside total shareholder return ("TSR") and net income metrics, as well as a company-selected measure of Adjusted Operating Income. We identified this as the most important measure we use in linking compensation actually paid to our Named Executive Officers for 2024

to our performance, as Adjusted Operating Income was the predominant metric used in evaluating company-wide performance under our annual bonus plan and is described in more detail in the "Compensation Discussion and Analysis" section above.

Year	Summary Compensation Table Total for PEO[1] ($)	Compensation Actually Paid to PEO[2] ($)	Summary Compensation Table Total for Former PEO[3] ($)	Compensation Actually Paid to Former PEO[2] ($)	Average Summary Compensation Table Total for Non-PEO NEOs[4] ($)	Average Compensation Actually Paid to Non-PEO NEOs[2] ($)	Total Shareholder Return ($)	Peer Group Total Shareholder Return[5] ($)	Net Income (In millions)[6] ($)	Adjusted Operating Income[7] ($)
2024	23,566,603	63,766,172	0	0	8,287,612	12,305,551	127.28	186.41	1,916	3,556
2023	13,808,603	23,274,493	—	—	3,659,890	5,224,395	75.38	103.18	(74)	1,887
2022	8,014,153	7,895,313	11,144,435	5,815,515	1,824,301	1,330,122	49.70	80.09	(6,093)	(3,914)
2021	—	—	15,063,788	11,157,235	3,304,831	2,721,255	88.19	102.56	(9,501)	(1,684)

(1) Reflects total compensation of our current CEO, Josh Weinstein, as calculated in the Summary Compensation Table (the "SCT").

(2) The dollar amounts shown in these columns reflect "compensation actually paid" to the Named Executive Officers calculated in accordance with SEC rules. As required, the dollar amounts include (among other items) unpaid amounts of equity compensation that may be realizable in future periods, and as such, the dollar amounts shown do not represent the actual final amount of compensation earned or actually paid to either individual during the applicable years. The adjustments made to each Named Executive Officer's total compensation for each year to determine CAP are shown in the tables below. For Mr. Weinstein, information is only included beginning with 2022, the first year in which he served as CEO.

(3) Reflects the total compensation for our former CEO, Arnold Donald, who served as PEO until August 1, 2022, and is therefore included in this table as an additional PEO in accordance with SEC rules. Amounts shown are calculated in the SCT for each of the years shown.

(4) Reflects the average total compensation of our non-PEO NEOs, as calculated in the SCT for each of the years shown. Our non-PEO NEOs included in the table above are the following individuals: for 2024: David Bernstein, William Burke, Bettina Deynes, and Enrique Miguez; for 2023: David Bernstein, William Burke, Bettina Deynes, Enrique Miguez, and Michael Thamm; for 2022: David Bernstein, William Burke, Enrique Miguez, and Michael Thamm; and for 2021: Peter Anderson, David Bernstein, Enrique Miguez, Arnaldo Perez, and Michael Thamm.

(5) Pursuant to SEC rules, the TSR figures assume an initial investment of $100 on November 30, 2020. As permitted by SEC rules, the peer group referenced for purpose of the TSR comparison is the group of companies included in the Dow Jones U.S. Recreational Services Index, which is the industry peer group used for purposes of Item 201(e) of Regulation S-K. The separate Peer Group used by the Compensation Committees for purposes of determining compensation paid to our Executive Officers is described in the Compensation Discussion & Analysis section under "Peer Group Characteristics."

(6) Reflects after-tax net income (loss) prepared in accordance with GAAP for each of the years shown.

(7) Adjusted Operating Income is a non-GAAP financial measure that represents operating income adjusted for gains and losses on ship sales, restructuring costs and certain other gains and losses that are not part of our core operating business.

	2024		2023		2022			2021	
	Weinstein ($)	Non-PEO NEOs ($)	Weinstein ($)	Non-PEO NEOs ($)	Donald ($)	Weinstein ($)	Non-PEO NEOs ($)	Donald ($)	Non-PEO NEOs ($)
Total Reported in SCT	23,566,603	8,287,612	13,808,603	3,659,890	11,144,435	8,014,153	1,824,301	15,063,788	3,304,831
Less, Value of Stock Grants Reported in SCT	8,775,817	1,369,984	7,460,811	1,882,955	5,999,996	4,695,000	0	7,449,735	1,327,423
Plus, Year End Fair Value of Equity Awards Granted in the Year	23,129,206	3,610,685	14,167,138	3,246,175	2,984,968	4,965,000	0	6,289,618	1,205,892
Plus, Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards	25,775,751	1,741,439	2,664,917	109,444	(2,695,390)	(443,809)	(578,848)	(2,925,955)	(507,063)
Plus, Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	0	0	0	0	0	0	0	0	0
Plus, Change in Fair Value from Prior Year End to the Vesting Date of Equity Awards Granted in Prior Years that Vested in the Year	70,429	35,799	94,646	91,840	381,498	54,969	84,669	179,519	45,018
Less, Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	0	0	0	0	0	0	0	0	0
Plus, Value of Dividends or Other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	0	0	0	0	0	0	0	0	0
Total Adjustments	48,975,386	5,387,924	16,926,701	3,447,459	671,076	4,576,160	(494,179)	3,543,182	743,846
Compensation Actually Paid for Fiscal Year	63,766,172	12,305,551	23,274,493	5,224,395	5,815,515	7,895,313	1,330,122	11,157,235	2,721,255

TABULAR DISCLOSURE OF MOST IMPORTANT MEASURES LINKING COMPENSATION ACTUALLY PAID DURING 2024 TO COMPANY PERFORMANCE

Below are the most important measures (unranked) used by us to link compensation actually paid to our Named Executive Officers for 2024 to our performance. For further information regarding these performance metrics and their function in our executive compensation program, please see "Compensation Discussion and Analysis" section above.

Adjusted Operating Income
Adjusted EBITDA per ALBD
Return on Invested Capital
GHG Reduction

DISCLOSURE OF THE RELATIONSHIP BETWEEN COMPENSATION ACTUALLY PAID AND FINANCIAL PERFORMANCE MEASURES

As described in more detail in the "Compensation Discussion and Analysis" section, our executive compensation program reflects a pay-for-performance philosophy. The below graphical illustrations demonstrate the relationship between compensation actually paid to the Named Executive Officers over the last three fiscal years as compared to TSR, Net Income, and Adjusted Operating Income over the last three fiscal years. Generally, compensation actually paid (for both the PEO(s) and non-PEO NEOs) since fiscal 2021 has increased or decreased as each of TSR, Net Income, and Adjusted Operating Income has increased or decreased, respectively. In accordance with Item 402(v) of Regulation S-K, we are providing the following descriptions (shown graphically) of the relationships between information presented in the Pay versus Performance table.







Audit Matters



Appointment of Auditor of Carnival plc and Ratification of Selection of Independent Registered Public Accounting Firm of Carnival Corporation



Authorization to Determine the Remuneration of Independent Auditor of Carnival plc

The Audit Committee of the Board of Directors of Carnival plc has selected Deloitte LLP as Carnival plc's independent auditor for the year ending November 30, 2025. The Audit Committee of the Board of Directors of Carnival Corporation has selected Deloitte & Touche LLP as Carnival Corporation's independent registered public accounting firm for the year ending November 30, 2025. Deloitte LLP and Deloitte & Touche LLP are the respective UK and U.S. member firms of Deloitte Touche Tohmatsu Limited. In doing so, the Audit Committees confirm that the selection is free from third party influence and no restrictive contractual clauses have been imposed on them. Representatives of both Deloitte LLP and Deloitte & Touche LLP as the auditors for the fiscal 2024 audit are expected to be present at the Annual Meetings of Shareholders, will have an opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions from shareholders.

Proposal 15 would appoint Deloitte LLP as the independent auditor of Carnival plc for the fiscal 2025 audit. It is a requirement of Section 489(2) of the Companies Act that Carnival plc appoint its independent auditor before the end of a general meeting at which its annual accounts and reports are laid (which, in the case of Carnival plc, occurs this year at its Annual General Meeting). Proposal 15 would also ratify the selection of Deloitte & Touche LLP as the independent registered public accounting firm of Carnival Corporation.

Although ratification by our shareholders of the appointment of an independent public accounting firm of Carnival Corporation is not legally required, our Boards of Directors believe that such action is desirable as a matter of good corporate governance. If our shareholders do not approve Proposal 15, the Audit Committees will re-evaluate the appointment and consider the selection of another accounting firm.

Under Proposal 16, you are being asked to authorize the Audit Committee of Carnival plc to determine the remuneration of Deloitte LLP as the independent auditor of Carnival plc.

 The Boards of Directors unanimously recommend a vote FOR the appointment of Deloitte LLP as Carnival plc's independent auditor, the ratification of the selection of Deloitte & Touche LLP as Carnival Corporation's independent registered public accounting firm and the authorization for the Audit Committee of Carnival plc to determine the remuneration of Deloitte LLP.

Report of the Audit Committees

Carnival Corporation and Carnival plc are two separate legal entities and, therefore, each has a separate Board of Directors, each of which in turn has its own Audit Committee. In accordance with their charter, each Audit Committee assists the relevant Board of Directors in carrying out its oversight of:

- integrity of our financial statements;
- performance of our internal audit functions, including process and controls effectiveness and efficiencies and investigations relating to asset misappropriation, corruption and ethics, and financial or non-financial manipulation;
- independent auditors' qualifications, effectiveness, objectivity, independence, and performance; and
- relevant elements of our risk management programs, including risk management related to financial, information technology, cybersecurity and non-HESS related operational risks, as well as monitoring changes to and compliance with related legal and regulatory requirements.

Both Audit Committees are subject to the audit committee independence requirements under the corporate governance standards of the New York Stock Exchange and relevant SEC rules, and the Audit Committee of Carnival plc is also subject to the requirements of the UK Corporate Governance Code and the Financial Conduct Authority's Disclosure Guidance and Transparency Rules. The two Audit Committees have identical members and each currently consists of four independent (as defined by the listing standards of the New York Stock Exchange, SEC rules, and the UK Corporate Governance Code) Non-Executive Directors. The Carnival Corporation Board of Directors has determined that each member of the Audit Committees is both "independent" and an "audit committee financial expert," as defined by SEC rules and New York Stock Exchange listing standards. In addition, the Carnival plc Board of Directors has determined that each member of the

Audit Committees has "recent and relevant financial experience" for purposes of the UK Corporate Governance Code and that the Audit Committees, as a whole, have competence relevant to the sector in which Carnival Corporation & plc operate.

Management has primary responsibility for our financial reporting process, including the system of internal control and risk management, and for the preparation of consolidated financial statements. The independent auditors are responsible for performing an independent audit of our financial statements and expressing an opinion on the conformity of those financial statements with U.S. generally accepted accounting principles, UK-adopted international accounting standards or United Kingdom Generally Accepted Accounting Practice, as applicable. The Audit Committees are responsible for (a) monitoring and overseeing the financial reporting process and the preparation of consolidated financial statements, (b) supervising the relationship between Carnival Corporation and Carnival plc and their independent auditors, (c) overseeing any competitive tender process with respect to audit firms, and (d) reviewing the group's systems of internal controls and compliance with the group Code of Business Conduct and Ethics. The Audit Committees have met and held discussions with management of Carnival Corporation & plc and the independent auditors. In this context, management represented to the Audit Committees that Carnival Corporation & plc's consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles and that Carnival plc's group financial statements were prepared in accordance with UK-adopted international accounting standards and the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, comprising FRS 101 "Reduced Disclosure Framework," and applicable law). Where necessary, amendments

are made in the Carnival plc financial statements to take advantage of the exemptions available under FRS 101 Reduced Disclosure Framework.

The Audit Committees:

- reviewed and discussed Carnival Corporation & plc's audited consolidated financial statements for the year ended November 30, 2024 with Carnival Corporation & plc's management and with Carnival Corporation's independent auditor;

- reviewed and discussed Carnival plc's audited consolidated financial statements for the year ended November 30, 2024 with Carnival plc's management and with Carnival plc's independent auditor;

- discussed with the independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board, the SEC, and the UK Financial Reporting Council ("FRC"); and

- received the written disclosures and the letter from the independent auditors required by

applicable requirements of the Public Company Accounting Oversight Board and the FRC regarding the independent auditors' communications with the Audit Committees concerning independence and discussed with the independent auditors their independence.

The Audit Committees also considered whether the provision to the relevant entity by the independent auditors of non-audit services was compatible with maintaining the independence of the independent auditors under the independence rules in the U.S. and the UK. Based on the reviews and discussions described above, the Audit Committees recommended to the Boards of Directors that the audited consolidated financial statements of Carnival Corporation & plc be included in Carnival Corporation & plc's 2024 Annual Report on Form 10-K for filing with the SEC. In addition, the Audit Committees recommended that the audited Carnival plc financial statements be included in the Carnival plc Annual Report for the year ended November 30, 2024.

THE AUDIT COMMITTEE OF CARNIVAL CORPORATION
THE AUDIT COMMITTEE OF CARNIVAL PLC







LAURA WEIL
Chair

JASON GLEN CAHILLY

SARA MATHEW

STUART SUBOTNICK

Independent Registered Public Accounting Firm

AUDIT AND NON-AUDIT FEES

Deloitte & Touche LLP and Deloitte LLP were the auditors of Carnival Corporation and Carnival plc, respectively, during fiscal 2024. PricewaterhouseCoopers LLP were the auditors of Carnival Corporation and Carnival plc during fiscal 2023 and fiscal 2022. Aggregate fees billed by the foregoing audit firms for professional services rendered to Carnival Corporation and Carnival plc for the years ended November 30, 2024, 2023 and 2022 were as follows (in millions):

	Fiscal Year Ended		
Type of Fee	2024 ($ in millions)	2023 ($ in millions)	2022 ($ in millions)
Audit fees	7.1	6.6	6.3
Audit-related fees	0[1]	0[1]	0.1
Tax fees	0	0	0
All other fees	0.1	0[1]	0[1]
Total	7.2	6.6	6.4

(1)   Less than $50,000.

- **AUDIT FEES** for 2024, 2023 and 2022 were for professional services rendered for the integrated audits of the Carnival Corporation & plc consolidated financial statements and systems of internal control over financial reporting, quarterly reviews of our joint Quarterly Reports on Form 10-Q, the audits of the Carnival plc financial statements, consents, registration statements, statutory audits of various international subsidiaries and the issuance of comfort letters.

- **AUDIT-RELATED FEES** for 2024 were for agreed upon procedures related to customs and border protection data. Audit-related fees for 2023 were principally for agreed upon procedures related to customs and border protection data. Audit-related

fees for 2022 were principally for services rendered for the audit of one of our sustainability reports.

- **ALL OTHER FEES** for 2024 were principally for services rendered for UK and Italian regulatory reporting. All other fees for 2023 and 2022 were principally for services rendered for UK regulatory reporting.

All of the services described above were approved by the Audit Committees (including pre-approval of services relating to registration statements and issuance of comfort letters up to a cap), and in doing so, the Audit Committees did not rely on the *de minimis* exception set forth in Rule 2-01(c)(7)(i)(C) under Regulation S-X. The above fees exclude the reimbursement of expenses.

POLICY ON AUDIT COMMITTEE PRE-APPROVAL OF AUDIT AND PERMISSIBLE NON-AUDIT SERVICES OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committees have adopted Key Policies and Procedures which address, among other matters, pre-approval of audit and permissible non-audit services provided by the independent registered public accounting firm. The Key Policies and Procedures require that all services to be provided by the independent registered public accounting firm must be approved by the Audit Committees prior to the performance of such services. The Audit Committees consider whether the services requested are consistent with the rules of the SEC and UK Financial Reporting Council on auditor independence.




PROPOSAL 17

Receipt of Accounts and Reports of Carnival plc

The Directors of Carnival plc are required by the Companies Act to present Carnival plc's financial statements, the UK statutory Directors' Report, the UK statutory Strategic Report and the auditor's report relating to those accounts to the Carnival plc shareholders. Accordingly, the Directors of Carnival plc lay before the Annual Meetings of Shareholders the Carnival plc accounts and the reports of the Directors and auditor for the year ended November 30, 2024, which have been approved by and signed on behalf of Carnival plc's Board of Directors and will be delivered to the Registrar of

Companies in the UK following the Annual Meetings of Shareholders. Shareholders are voting to approve receipt of these documents, as UK law does not require shareholder approval of the substance and content of these documents. The UK statutory Directors' Report is attached as Annex A to this Proxy Statement and the UK statutory Strategic Report accompanies the Carnival plc financial statements. The full accounts and reports of Carnival plc will be available for inspection prior to and during the Annual Meetings of Shareholders.

☑ **The Boards of Directors unanimously recommend a vote FOR the receipt of the accounts and reports of Carnival plc for the year ended November 30, 2024.**



PROPOSAL 18

Approval of the Grant of Authority to Allot New Carnival plc Shares



PROPOSAL 19

Approval of the Disapplication of Pre-Emption Rights Applicable to Carnival plc

Summary

Proposal 18 authorizes the Directors of Carnival plc to allot, until the end of the next Annual General Meeting of Carnival plc (or, if earlier, until the close of business on July 15, 2026), a maximum number of Carnival plc ordinary shares (or to grant rights to subscribe for or convert any securities into ordinary shares up to a maximum aggregate amount) without further shareholder approval. Proposal 19 empowers the Directors of Carnival plc to allot (or sell any ordinary shares which Carnival plc elects to hold in treasury) a maximum number of Carnival plc ordinary shares for cash without first offering them to existing shareholders in accordance with the pre-emption rights that would otherwise be applicable. If given, this power will expire at the end of the next Annual

General Meeting of Carnival plc (or, if earlier, the close of business on July 15, 2026). The authorizations given at the last Annual General Meeting of Carnival plc are due to expire at the end of this year's Annual General Meeting of Carnival plc. As is the case with many UK companies, these resolutions are proposed each year as the Directors believe occasions may arise from time to time when it would be beneficial for shares to be allotted without further shareholder approval and for shares to be allotted for cash without making a pre-emptive offer. The Carnival plc Directors have no current commitments or plans to allot additional shares of Carnival plc using these authorities.

Discussion

Under Article 30 of the Articles of Association of Carnival plc, the Directors have, for a "prescribed period," unconditional authority to allot ordinary shares in Carnival plc up to an aggregate nominal amount known as the "allotment amount."

The power to implement the authority provided by Article 30 is sought each year by the proposal of an ordinary resolution to establish the prescribed period

and the allotment amount. By passing this ordinary resolution, shareholders are authorizing the Board of Carnival plc to issue, during the prescribed period, a maximum number of shares having an aggregate nominal value equal to the allotment amount, without further shareholder approval. In the absence of such approval, the issuance of any additional shares would require shareholder approval.

Under Article 31 of the Articles of Association of Carnival plc, the Directors have, for the same "prescribed period" referred to above, power to allot a small number of ordinary shares for cash without making a pre-emptive offer to existing shareholders, up to an aggregate nominal amount known as the "disapplication amount."

The power to implement the authority provided by Article 31 is sought each year by the proposal of a special resolution to establish the disapplication amount. By passing this special resolution, shareholders are authorizing the Board of Carnival plc to issue, during the prescribed period, an amount of shares having an aggregate nominal value equal to the disapplication amount, for cash without first offering them to existing shareholders of Carnival plc.

The Third Amended and Restated Articles of Incorporation of Carnival Corporation do not contain equivalent provisions and holders of Carnival Corporation common stock do not have pre-emption rights. Accordingly, no action is required in respect of the ability of Carnival Corporation to allot shares or to disapply pre-emption rights.

In common with many UK companies, resolutions to renew the prescribed period and re-establish the allotment amount and the disapplication amount are normally proposed each year as the Directors believe occasions may arise from time to time when it would be beneficial for shares to be allotted and for shares to be allotted for cash without making a pre-emptive offer. This is the purpose of Proposal 18 (an ordinary resolution) and Proposal 19 (a special resolution). As usual, the prescribed period is the period from the passing of the resolutions until the end of the next Annual General Meeting (or, if earlier, until the close of business on July 15, 2026).

Guidelines issued by the Investment Association, whose members are some of the largest institutional investors in UK listed companies, require the allotment amount to be limited to one-third of the issued ordinary share capital (except in the case of a fully pre-emptive offer). By reference to Carnival plc's issued ordinary share capital on January 13, 2025, the maximum allotment amount in paragraph (a) of Proposal 18 is $103,853,794, which is equal to 62,562,526 new Carnival plc ordinary shares, being

one-third of the amount of the issued ordinary share capital (excluding treasury shares).

In line with guidance issued by the Investment Association, paragraph (b) of Proposal 18 would give the Directors of Carnival plc authority to allot ordinary shares or grant rights to subscribe for or convert any securities into ordinary shares in connection with a pre-emptive offer in favor of ordinary shareholders up to an aggregate nominal amount equal to $207,707,591 (representing 125,125,054 ordinary shares), as reduced by the nominal amount of any shares issued under paragraph (a) of Proposal 18. This amount (before any reduction) represents approximately two-thirds of the issued ordinary share capital (excluding treasury shares) of Carnival plc as at January 13, 2025. However, if they do exercise the authorities given to them if Proposals 18 and 19 are passed, the Directors intend to follow the Investment Association's recommendations concerning their use.

The Pre-Emption Group, a group comprising representatives of UK listed companies, investment institutions and corporate finance practitioners and formed under the support of the London Stock Exchange, issued a revised Statement of Principles on Disapplying Pre-Emption Rights in November 2022 (the "Statement of Principles") to align with the recommendations made in the UK Secondary Capital Raising Review. The Statement of Principles recommends that a resolution to disapply the statutory pre-emption rights provided by UK company law should be limited to an amount of equity securities not exceeding 10% of the nominal value of a company's issued ordinary share capital (with a further authority of no more than 2% to be used only for the purposes of making a follow-on offer to retail investors and existing shareholders).

The powers requested under Proposal 19 reflect the revised Statement of Principles. Proposal 19, if approved, will give the Directors of Carnival plc authority to allot Carnival plc shares and to sell treasury shares for cash otherwise than to existing shareholders in proportion to their holdings (i) up to a maximum nominal value of $31,156,138, representing 10% of Carnival plc's issued ordinary share capital (excluding treasury shares) on January 13, 2025 and (ii) up to an additional maximum nominal amount equal to 20% of any allotments or sales made

under (i) to be used for follow-on offers of a kind contemplated by paragraph 3 of Part 2B of the Statement of Principles. In other words, pursuant to (ii), Carnival plc can issue shares representing up to a further 2% of its issued ordinary share capital (excluding treasury shares), but this can only be used for follow-on offers to existing shareholders of Carnival plc not allocated shares under an issuance made pursuant to (i) and otherwise of a kind contemplated by paragraph 3 of Part 2B of the Statement of Principles. This is equal to an aggregate of 22,522,508 new Carnival plc ordinary shares.

The Directors of Carnival plc confirm their intention to follow the shareholder protections in paragraph 1 of Part 2B of the Statement of Principles in the exercise of the power to disapply the statutory pre-emption rights and, in relation to any follow-on offer, the expected features of a follow-on offer as set out in paragraph 3 of Part 2B of the Statement of Principles.

In summary, if Proposals 18 and 19 were passed, the extent of the authority of the Directors to allot new Carnival plc ordinary shares for cash (other than pursuant to an employee share scheme) on terms which would be dilutive to the existing shareholdings of Carnival plc shareholders, without further shareholder approval, would be limited to 22,522,508 new Carnival plc ordinary shares. The Directors have no current commitments or plans to allot additional shares of Carnival plc under these authorities. Furthermore, the adoption of Proposals 18 and 19 would have no material effect on the ability of Carnival plc to undertake or defend against a takeover attempt.

As of January 13, 2025, 29,718,429 Carnival plc ordinary shares are held by Carnival plc in treasury, representing 15.8% of the issued ordinary share capital (excluding treasury shares) of Carnival plc as at January 13, 2025.

 The Boards of Directors unanimously recommend a vote FOR the approval of limits on the authority to allot Carnival plc shares and the disapplication of pre-emption rights for Carnival plc.



PROPOSAL 20

Approval of the Amendment to the Carnival Corporation 1993 Employee Stock Purchase Plan

We are seeking shareholder approval of an amendment (the "Amendment") to the Carnival Corporation 1993 Employee Stock Purchase Plan (the "ESPP") to increase the number of shares of common stock authorized for issuance thereunder by 4 million shares to a total of 8 million shares. The Amendment is attached as Exhibit D to this Proxy Statement.

On recommendation of the Compensation Committees, the Boards of Directors approved the Amendment, subject to shareholder approval at the 2025 Annual Meetings of Shareholders. If shareholders approve the Amendment, it will become effective immediately.

Why We are Requesting Approval of the Amendment

The ESPP was initially adopted by the Boards and shareholders in 1993. The ESPP is intended as a valuable tool that allows us to motivate and retain our employees and align their interests with those of Carnival Corporation & plc and our stockholders. It allows eligible employees of Carnival Corporation to purchase Carnival Corporation shares of common stock at a discount through accumulated payroll deductions or via lump sum contributions during semi-annual purchase periods.

As of January 13, 2025, there were approximately 4 million shares of common stock authorized for issuance under the ESPP (after adjustments for the impact of two 2:1 stock splits over the life of the ESPP) and 498,629 shares of common stock remained available for issuance and purchase. Based on our estimates and projections, the ESPP is expected to run out of available shares of common stock during 2026. To continue to offer this benefit beyond that time, we are proposing the Amendment to increase the number of shares of common stock authorized for issuance under the ESPP to 8 million which will

increase the number of shares available for issuance and purchase under the ESPP to 4,498,629.

The Amendment was approved by the Boards on January 21, 2025 upon recommendation of the Compensation Committees, subject to shareholder approval. If the Amendment is approved, we expect that the additional shares of common stock should last through approximately December 2035. If the Amendment is not approved by our shareholders, we may be required to discontinue the ESPP, which could negatively impact our ability to recruit, motivate and retain our employees.

Carnival Corporation and Carnival plc operate a DLC arrangement. Carnival Corporation's common stock are Carnival plc's ordinary shares are publicly traded on the New York Stock Exchange and the London Stock Exchange, respectively. We also have a separate Carnival plc UK Employee Share Purchase Plan and a Carnival plc 2005 Employee Stock Purchase Plan. The proposed Amendment to the ESPP will have no impact on those plans.

Summary of the Material Features of the Amended ESPP

The ESPP, as proposed to be amended by the Amendment, is referred to as the "Amended ESPP." The following summary of the material features of the Amended ESPP is qualified in its entirety by reference to the complete text of the Amended ESPP. The

Amended ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended (the "Code").

Purpose. The purpose of the Amended ESPP is to provide eligible employees with the opportunity to acquire a proprietary interest in Carnival Corporation common stock. We believe that offering this opportunity will strengthen our ability to attract and retain the services of experienced and knowledgeable employees and more closely align the interests of such employees with those of our shareholders.

Administration. The Amended ESPP is administered by the Compensation Committees. The composition of the Compensation Committee is described in this Proxy Statement under "Board and Committee Governance—Board Committees."

Eligibility. The Amended ESPP is a broad-based plan in which all members of the Board of Directors, all corporate officers, and any other employees of Carnival Corporation and any of its subsidiaries that have adopted the Amended ESPP are eligible to participate, provided they (a) are regular full-time employees or part-time employees whose customary employment is for more than 15 hours per week or more and for five months or more per year, (b) have been working for Carnival Corporation or a participating company for at least six months of continuous service, and (c) do not own 5% or more of the total combined voting power or value of our stock. As of November 30, 2024, approximately 129,000 employees were eligible to participate in the Amended ESPP.

Shares available under the ESPP. The number of shares of common stock authorized for issuance under the Amended ESPP is 8,000,000. The number of shares of common stock available for purchase and issuance under the Amended ESPP is 4,498,629. Shares of common stock subject to the Amended ESPP may be shares of authorized and unissued common stock, shares of issued common stock held in treasury, or both. The number of shares available for purchase under the Amended ESPP, the number and type of shares covered by, or with respect to which payments are measured under, outstanding rights and prices specified therein, may be changed by the Compensation Committees in the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation or other change in the common stock, subject to the limitations of Section 424 of the Code. On January 13, 2025, the closing price of our common stock, as reported on the New York Stock Exchange, was $23.89.

Offering Periods. Shares of common stock pursuant to the Amended ESPP are offered to eligible employees in a series of semi-annual offerings beginning on the first business day of each January and July during which the Amended ESPP is in effect.

Participation. Participation in the Amended ESPP is voluntary. During each enrollment period, an eligible employee may elect to enroll in the Amended ESPP by enrolling in such form as proscribed by the Compensation Committees and making either a withholding election or a deposit election indicating the amounts to be deducted from the participant's compensation or deposited in cash or a money order, and authorizing us to apply those amounts to purchase shares of our common stock. A participant may increase, decrease or stop the amount to be deducted from his or her compensation by completing a withholding election during the prescribed period.

If the eligible employee elects to make deposits, such deposit must be delivered to Carnival Corporation on or before the 20th day prior to the Investment Date (defined as the last Friday of each offering period). The deposit election is effective only for the offering for which it is filed. If the eligible employee makes a withholding election, such employee will be deemed to continue participation through payroll deductions for each subsequent offering until the eligible employee submits a new withholding election or the election ceases to be effective. If an eligible employee who has made a withholding election ceases to be eligible for payroll deductions at any time during an offering, any balance in his or her purchase account will be applied towards the purchase of shares on the next Investment Date.

Participating employees may not purchase less than $50, or any other amount as determined by the Compensation Committees, during each offering period. No eligible employee may purchase shares of common stock under the Amended ESPP if such shares, together with shares purchased by such participant under all other employee stock purchase plans of Carnival Corporation or its subsidiaries, would have a fair market value in excess of $25,000 per calendar year. In addition, the maximum number of shares of common stock any participant can acquire in a single offering period is 2,000.

Purchase Price. At the end of each offering period (in June and December, respectively), each participant purchases the number of whole shares of common stock and fractional shares that the participant's

accumulated payroll deductions or deposits during that offering period will buy at a purchase price equal to the lesser of (a) the greater of (1) 85% of the average of the fair market value of one share of our common stock on the grant date, the Investment Date, and the last Friday of each month within the offering period and (2) 85% of the fair market value of one share on the grant date, or (b) 85% of the fair market value of our common stock on the Investment Date.

Restrictions. A participant is precluded from selling or otherwise alienating or assigning the shares of common stock purchased under the Amended ESPP for one year from the purchase date, subject to certain exemptions.

Ceasing employment. In the event of a participant's death, retirement or termination of employment, the participant will cease to actively participate in the Amended ESPP, and the participant's payroll deductions and enrollment will be canceled.

Amendment and Termination. The Amended ESPP may be terminated or amended at any time by the Boards of Directors, subject to all applicable laws and stock exchange listing requirements. No termination, modification or amendment of the

Amended ESPP, without the consent of any participant, may adversely affect the rights of such participant that is specified in the Amended ESPP with respect to his or her right to withdraw any shares of common stock or to withdraw or invest any balance then standing to the participant's credit.

Plan Funding and Qualification. The Amended ESPP is intended to be an unfunded plan and is not qualified under Section 401 of the Code. The Amended ESPP is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended. Proceeds from the sale of our common stock pursuant to the Amended ESPP will constitute general funds of the Carnival Corporation and will not be held in a separate fund or trust. If approved by our shareholder at the 2025 Annual Meetings of Shareholders, the Amended ESPP will be a qualified plan under Section 423 of the Code, provided all operational qualification requirements are met.

Plan Benefits. The benefits that will be received by or allocated to participants in the Amended ESPP in the future cannot be determined at this time because the amount of contributions set aside to purchase shares of common stock under the Amended ESPP (subject to the limits of the plan) are entirely within the discretion of each participant.

United States Federal Income Tax Consequences

The following is a general summary under current law of the material U.S. federal income tax consequences to an employee who participates in the Amended ESPP. This summary deals with the general U.S. federal income tax principles that apply and is provided only for general information. Certain kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. Tax laws are complex and subject to change and may vary depending on individual circumstances and from locality to locality. This summary also assumes that the Amended ESPP complies with Section 423 of the Code and is based on the tax laws in effect as of the date of this Proxy Statement. Changes to these laws could alter the tax consequences described below. The summary does not discuss all aspects of federal income taxation that may be relevant in light of a participant's personal circumstances. This summarized tax information is not tax advice and a recipient of an award should rely on the advice of his or her legal and tax advisors.

The right of participants to make purchases under the Amended ESPP are intended to qualify under the provisions of Section 423 of the Code. Under the applicable Code provisions, an employee participant will pay no federal income tax upon enrolling in the Amended ESPP or upon purchase of the Carnival Corporation shares of common stock, and no income will be taxable to a participant until the sale or other disposition of the shares of common stock purchased under the Amended ESPP. Upon such sale or disposition, the participant will generally be subject to tax in an amount that depends upon the length of time such shares are held by the participant prior to disposing of them.

If the participant sells or otherwise disposes of the shares of common stock more than two years from the first day of the offering period during which the shares of common stock were purchased and more than one year from the date of purchase, or if the participant dies while holding the shares, the participant (or his or her estate) will recognize ordinary income in the year of sale or disposition

equal to the lesser of (1) the excess of the fair market value of the shares of common stock at the time of such sale or disposition over the purchase price, or (2) an amount equal to 15% of the fair market value of the shares of common stock as of the first day of the offering period. Any additional gain will be treated as long-term capital gain. If the shares of common stock are held for the holding periods described above but are sold for a price that is less than the purchase price, there is no ordinary income and the participating employee has a long-term capital loss for the difference between the sale price and the purchase price.

If the participant sells or otherwise disposes of the shares of common stock before the expiration of the holding periods described above, the participant

will recognize ordinary income in the year of the sale or disposition generally measured as the excess of the fair market value of the shares of common stock on the date of purchase over the purchase price. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares of common stock were held following the date they were purchased

by the participant prior to disposing of them.

We are not entitled to a deduction for amounts taxed as ordinary income or capital gain to a participant except to the extent of ordinary income recognized by an employee upon a sale or disposition of shares prior to the expiration of the holding periods described above.

Securities Authorized for Issuance under Equity Compensation Plans

Set forth below is a table that summarizes compensation plans, including individual compensation arrangements, under which Carnival

Corporation equity securities are authorized for issuance as of November 30, 2024.

Plan Category	Number of securities to be issued upon exercise of warrants and rights (in millions) (a)	Weighted-average exercise price of outstanding warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (in millions)
Equity compensation plans approved by security holders	9.2[1]	0	24.7[2]
Equity compensation plans not approved by security holders	0	N/A	N/A
Total	9.2	0	24.7

(1)   Represents 9.2 million of restricted share units outstanding under the Carnival Corporation 2020 Stock Plan.

(2)   Includes Carnival Corporation common stock available for issuance as of November 30, 2024 as follows: 0.6 million under the Carnival Corporation 1993 Employee Stock Purchase Plan, which includes 118,406 shares subject to purchase during the current purchase period, and 24.1 million under the Carnival Corporation 2020 Stock Plan.

 **The Boards of Directors unanimously recommend a vote FOR the approval of the amendment to the Carnival Corporation 1993 Employee Stock Purchase Plan.**

 **Questions and Answers**

Questions Applicable to All Shareholders

 **WHAT INFORMATION IS CONTAINED IN THESE MATERIALS?**

The information included in this Proxy Statement relates to the proposals to be voted on at the Annual Meetings of Shareholders, the voting process, the compensation of Directors and certain Executive Officers and certain other information required by rules promulgated by the SEC and the New York Stock Exchange applicable to both companies. We have attached as Annexes A, B and C to this Proxy Statement information that Carnival plc is required to provide to its shareholders under applicable UK rules. The amendment to Carnival Corporation Employee Stock Purchase Plan is attached as Annex D.

 **WHAT PROPOSALS WILL BE VOTED ON AT EACH OF THE ANNUAL MEETINGS OF SHAREHOLDERS?**

✔ **PROPOSALS 1-11**

To re-elect 11 Directors, each to serve as a Director of Carnival Corporation and as a Director of Carnival plc

✔ **PROPOSAL 12**

To hold a (non-binding) advisory vote to approve executive compensation

✔ **PROPOSAL 13**

To hold a (non-binding) advisory vote to approve the Carnival plc Directors' Remuneration Report (other than the section containing the Carnival plc Directors' Remuneration Policy)

✔ **PROPOSAL 14**

To approve the Carnival plc Directors' Remuneration Policy

✔ **PROPOSAL 15**

To appoint Deloitte LLP as independent auditor of Carnival plc and to ratify the selection of Deloitte & Touche LLP as the independent registered public accounting firm of Carnival Corporation

✔ **PROPOSAL 16**

To authorize the Audit Committee of Carnival plc to determine the remuneration of the independent auditor of Carnival plc

✔ **PROPOSAL 17**

To receive the accounts and reports of the Directors and auditor of Carnival plc for the fiscal year ending November 30, 2024

✔ **PROPOSAL 18**

To approve the giving of authority for the allotment of new shares by Carnival plc

✔ **PROPOSAL 19**

To approve, subject to Proposal 18 passing, the disapplication of pre-emption rights in relation to the allotment of new shares and sale of treasury shares by Carnival plc

✔ **PROPOSAL 20**

To approve the amendment to the Carnival Corporation 1993 Employee Stock Purchase Plan



WHAT IS THE VOTING RECOMMENDATION OF THE BOARDS OF DIRECTORS?

 Your Boards of Directors recommend that you vote your shares **FOR** Proposals 1 through 20.



HOW DOES THE DLC ARRANGEMENT AFFECT MY VOTING RIGHTS?

On most matters that affect all of the shareholders of Carnival Corporation and Carnival plc, the shareholders of both companies effectively vote together as a single decision-making body. These matters are called "joint electorate actions." Combined voting is accomplished through the special voting shares that have been issued by each company. Certain matters specified in the organizational documents of Carnival Corporation and Carnival plc where the interests of the two shareholder bodies may diverge are called "class rights actions." The class rights actions are voted on separately by the shareholders of each company. If either group of shareholders does not approve a class rights action, that action generally cannot be taken by either company. All of the proposals to be voted on at the Annual Meetings of Shareholders are joint electorate actions, and there are no class rights actions.



GENERALLY, WHAT ACTIONS ARE JOINT ELECTORATE ACTIONS?

Any resolution to approve an action other than a class rights action or a procedural resolution (described below) is designated as a joint electorate action. The actions designated as joint electorate actions include:

- the appointment, removal, election or re-election of any Director of either or both companies;
- if required by law, the receipt or adoption of the annual accounts of both companies;
- the appointment or removal of the independent auditor of either company;
- a change of name by either or both companies; and

- the implementation of a mandatory exchange of Carnival plc ordinary shares for Carnival Corporation common stock based on a change in tax laws, rules or regulations.

The relative voting rights of Carnival plc ordinary shares and Carnival Corporation common stock are equalized based on a ratio which we refer to as the "equalization ratio." Based on the current equalization ratio of 1:1, each share of Carnival Corporation common stock has the same voting rights as one Carnival plc ordinary share on joint electorate actions.



HOW ARE JOINT ELECTORATE ACTIONS VOTED ON?

Joint electorate actions are voted on as follows:

- Carnival plc shareholders vote at the Annual General Meeting of Carnival plc (whether in person or by proxy). Voting is on a poll (or ballot), which remains open for sufficient time to allow the vote at the Carnival Corporation Annual Meeting of Shareholders to be held and reflected in the Carnival plc Annual General Meeting through the mechanism of the special voting share. An equivalent vote is cast at the subsequent Carnival Corporation Annual

Meeting of Shareholders on each of the corresponding resolutions through a special voting share issued by Carnival Corporation; and

- Carnival Corporation shareholders vote at the Carnival Corporation Annual Meeting of Shareholders (whether in person or by proxy). Voting is by ballot (or on a poll), which remains open for sufficient time to allow the vote at the Annual General Meeting of Carnival plc Shareholders to be reflected in the Annual Meeting of Carnival

Corporation Shareholders through the mechanism of the special voting share. An equivalent vote is cast on the corresponding resolutions at the Carnival plc Annual General Meeting through a special voting share issued by Carnival plc.

A joint electorate action is approved if it is approved by:

- a simple majority of the votes cast in the case of an ordinary resolution (or not less than 75% of the votes cast in the case of a special resolution, if required by applicable law and regulations or Carnival plc's Articles of Association) by the holders of Carnival plc's ordinary shares and the holder of the Carnival plc special voting share voting as a single class at a meeting at which a quorum was present and acting;

- a simple majority of the votes cast (or other majority if required by applicable law and regulations or the Carnival Corporation Articles of Incorporation and By-laws) by the holders of Carnival Corporation common stock and the holder of the Carnival Corporation special voting share, voting as a single class at a meeting which a quorum was present and acting; and

- a minimum of one-third of the total votes available to be voted by the combined shareholders must be cast on each resolution for it to be effective. Formal abstentions (or votes withheld) by a shareholder on a resolution will be counted as having been "cast" for this purpose.

 ## HOW ARE THE DIRECTORS OF EACH COMPANY ELECTED OR RE-ELECTED?

Resolutions relating to the election or re-election of Directors are considered as joint electorate actions. No person may be a member of the Board of Directors of Carnival Corporation or Carnival plc without also being a member of the Board of Directors of the other company. There are 11 nominees for re-election to the Board of Directors of each company this year. Each nominee currently serves as a Director of Carnival Corporation and Carnival plc. All nominees for Director are to be re-elected to serve until the next Annual Meetings of Shareholders or until their successors are elected.

Carnival plc's Articles of Association currently require Directors to submit themselves for election by shareholders at the first Annual General Meeting following their initial appointment to the Board of Directors and for re-election thereafter at subsequent Annual General Meetings at intervals of no more than three years. The Boards of Directors have decided, in accordance with the UK Corporate Governance Code, to submit all Directors for re-election on an annual basis.

 ## WHAT VOTES ARE REQUIRED TO APPROVE THE PROPOSALS?

Proposals	Vote Required
• Proposals 1 through 18 and 20 will be proposed as **ordinary resolutions**.	For ordinary resolutions, the **required majority is more than 50% of the combined votes cast** at this meeting and the Annual Meeting of Carnival Corporation Shareholders.
• Proposal 19 will be proposed as a **special resolution**.	For special resolutions, the **required majority is not less than 75% of the combined votes cast** at this meeting and the Annual Meeting Carnival Corporation Shareholders.

Proposal 19 is required to be approved by not less than 75% of the combined votes cast at both Annual Meetings of Shareholders. Each of the other proposals, including the re-election of Directors, requires the approval of a majority of the combined votes cast at both Annual Meetings of Shareholders. Abstentions

and broker non-votes are not deemed votes cast for purposes of calculating the vote. Abstentions and broker non-votes do count for the purpose of determining whether a quorum is present.

If you are a beneficial owner of Carnival Corporation common stock and do not provide the shareholder of

record with voting instructions, your shares may constitute broker non-votes. In order to ensure that your shares are voted on all matters presented at the Annual Meeting, we encourage you to provide voting instructions in advance of the meeting, regardless of whether you intend to attend the Annual Meeting.

Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because:

- the broker has not received voting instructions from the beneficial owner; and
- the broker lacks discretionary voting power to vote such shares.

Accordingly, if you are a beneficial owner of shares held through intermediaries such as brokers, banks and other nominees, such intermediaries are not permitted to vote without specific instructions from you unless the matter to be voted on is considered "routine." The determination of whether a proposal is "routine" or "non-routine" will be made by the NYSE or by Broadridge Financial Solutions, our independent agent to receive and tabulate stockholder votes, based on NYSE rules that regulate member brokerage firms. If a proposal is deemed "routine" and you do not give instructions to your broker or nominee, they may, but are not required to, vote your shares with respect to the proposal. If the proposal is deemed "non-routine" and you do not give instructions to your broker or nominee, they may not vote your shares with respect to the proposal and the shares will be treated as broker non-votes.

 ## GENERALLY, WHAT ARE PROCEDURAL RESOLUTIONS?

Procedural resolutions are resolutions of a procedural or technical nature that do not adversely affect the shareholders of the other company in any material respect and are put to the shareholders at a meeting.

The special voting shares do not represent any votes on "procedural resolutions." Our Chair of each of the meetings will determine whether a resolution is a procedural resolution.

To the extent that such matters require the approval of the shareholders of either company, any of the following will be procedural resolutions:

- that certain people be allowed to attend or be excluded from attending the meeting;
- that discussion be closed and the question put to the vote (provided no amendments have been raised);
- that the question under discussion not be put to the vote (where a shareholder feels the original motion should not be put to the meeting at all, if such original motion was brought during the course of that meeting);
- to proceed with matters in an order other than that set out in the notice of the meeting;
- to adjourn the debate (for example, to a subsequent meeting); and
- to adjourn the meeting.

 ## WHERE CAN I FIND THE VOTING RESULTS OF THE ANNUAL MEETINGS OF SHAREHOLDERS?

The voting results will be announced to the media and the relevant stock exchanges and posted on our website at **www.carnivalcorp.com** and **www.carnivalplc.com**, after both Annual Meetings of Shareholders have closed.

The results will also be published in a joint Current Report on Form 8-K within four business days after the date the Annual Meetings of Shareholders have closed.

 ## WHAT IS THE QUORUM REQUIREMENT FOR THE ANNUAL MEETINGS OF SHAREHOLDERS?

The quorum requirement for holding the Annual Meetings of Shareholders and transacting business as joint electorate actions at the meetings is one-third of the total votes entitled to be cast by all shareholders of both companies. Shareholders may be present in person or represented by proxy or corporate representative at the meetings.

 ## HOW IS THE QUORUM DETERMINED?

For the purposes of determining a quorum with respect to joint electorate actions, the special voting shares have the maximum number of votes attached to them as were cast on such joint electorate actions, either for, against or abstained, at the parallel shareholder meeting of the other company, and such maximum number of votes (including abstentions) constitutes shares entitled to vote and present for the purposes of determining whether a quorum exists at such a meeting.

In order for a quorum to be validly constituted with respect to meetings of shareholders convened to consider a joint electorate action or class rights action, the special voting entities must be present.

Abstentions (including votes withheld) and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

 ## IS MY VOTE CONFIDENTIAL?

Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed to third parties except:

- as necessary to meet applicable legal requirements;
- to allow for the tabulation of votes and certification of the vote; or
- to facilitate a successful proxy solicitation by our Boards of Directors.

Occasionally, shareholders provide written comments on their proxy card which are then forwarded to management.

 ## WHO WILL BEAR THE COST OF SOLICITING VOTES FOR THE ANNUAL MEETINGS OF SHAREHOLDERS?

We are providing these proxy materials in connection with the solicitation by the Boards of Directors of proxies to be voted at the Annual Meetings of Shareholders. We will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes for the Annual Meetings of Shareholders. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy materials to shareholders.

 ## CAN I VIEW THE PROXY MATERIALS ELECTRONICALLY?

Yes. This Proxy Statement and any other proxy materials have been posted on our website at **www.carnivalcorp.com** and **www.carnivalplc.com**. Carnival Corporation shareholders can also access proxy-related materials at **www.proxyvote.com** as described under "Questions Specific to Shareholders of Carnival Corporation."



WHAT REPORTS ARE FILED BY CARNIVAL CORPORATION AND CARNIVAL PLC WITH THE SEC AND THE FCA AND HOW CAN I OBTAIN COPIES?

We file this Proxy Statement, joint Annual Reports on Form 10-K, joint Quarterly Reports on Form 10-Q and joint Current Reports on Form 8-K with the SEC.

Copies of this Proxy Statement, the Carnival Corporation & plc joint Annual Report on Form 10-K for the year ended November 30, 2024, as well as any joint Quarterly Reports on Form 10-Q or joint Current Reports on Form 8-K, as filed with the SEC, can be viewed or obtained without charge through the SEC's website at **www.sec.gov** (under Carnival Corporation or Carnival plc) or at **www.carnivalcorp.com** and **www.carnivalplc.com**.

We also file the Carnival plc Annual Report as well as the Carnival plc Group Half-Yearly Financial Report on the National Storage Mechanism maintained by the FCA in the UK. They can also be viewed or obtained without charge on our website at **www.carnivalcorp.com** and **www.carnivalplc.com**.

COPIES WILL ALSO BE PROVIDED TO SHAREHOLDERS WITHOUT CHARGE UPON WRITTEN REQUEST TO INVESTOR RELATIONS:

 Carnival Corporation Carnival Place 3655 N.W. 87th Avenue Miami, Florida 33178-2428 United States	or	 Carnival plc Carnival House 100 Harbour Parade Southampton SO15 1ST United Kingdom

We encourage you to take advantage of the convenience of accessing these materials through the internet as it:

- is simple and fast to use
- saves time and money
- is environmentally friendly



MAY I PROPOSE ACTIONS FOR CONSIDERATION AT NEXT YEAR'S ANNUAL MEETINGS OF SHAREHOLDERS?

Carnival Corporation shareholders and Carnival plc shareholders (to the extent permitted under Carnival Corporation's and Carnival plc's governing documents and U.S. and UK law, as applicable) may submit proposals for consideration at future shareholder meetings.

In order for shareholder proposals to be considered for inclusion in our Proxy Statement in accordance with SEC Rule 14a-8 for next year's Annual Meetings of Shareholders, the written proposals must be received by our Company Secretary no later than the close of business October 31, 2025. Such proposals will need to comply with applicable SEC regulations regarding the inclusion of shareholder proposals in proxy materials. Carnival Corporation's By-laws establish advance notice procedures with regard to shareholder proposals that are not submitted for inclusion in the Proxy Statement, but that shareholders instead wish to present directly at an Annual Meeting of Shareholders. To be properly brought before the Annual Meetings of Shareholders, a notice of the proposal must be submitted to our Company Secretary at our headquarters no later than six clear weeks prior to the Annual Meetings of Shareholders or, if later, the time at which the notice of such meeting is publicly disclosed. For shareholders of Carnival plc, the same requirements apply under UK law requirements to submit a notice of a proposal.



MAY I NOMINATE INDIVIDUALS TO SERVE AS DIRECTORS?

In order to submit a nominee for election at the Annual Meetings of Shareholders, you must provide the information required for Director nominations set forth in Carnival Corporation's and Carnival plc's governing documents in a timely manner. Specifically, under the governing documents, you must submit your notice of nomination in writing to the attention of our Company Secretary at our headquarters not later than seven days nor earlier than 42 days prior to the 2025 Annual Meetings of Shareholders (April 9, 2025 and March 5, 2025, respectively).

Any such notice must include, in addition to any other requirements specifically set forth in Carnival Corporation's and Carnival plc's governing documents:

- the name and address of the candidate;
- a brief biographical description, including his or her occupation and service on boards of any public company or registered investment company for at least the last five years;
- a statement of the particular experience, qualifications, attributes or skills of the candidate, taking into account the factors referred to in the "Nominations of Directors" section; and
- the candidate's signed consent to serve as a Director if elected, and to be named in our Proxy Statement.

In addition to satisfying the deadlines in the advance notice provisions of our governing documents, a shareholder who intends to solicit proxies in support of nominees submitted under these advance notice provisions must provide the notice required under Rule 14a-19 to the Company Secretary no later than February 15, 2026.

Shareholders may also recommend candidates for consideration by our Boards' N&G Committees in accordance with the procedures set forth in the "Procedures Regarding Director Candidates Recommended by Shareholders" section.

Questions Specific to Shareholders of Carnival Corporation

 ## WHAT CARNIVAL CORPORATION SHARES OWNED BY ME CAN BE VOTED?

All Carnival Corporation shares owned by you as of February 18, 2025, the record date, may be voted by you. These shares include those:

- held directly in your name as the shareholder of record, including shares purchased through Carnival

Corporation's Dividend Reinvestment Plan and its Employee Stock Purchase Plan; and

- held for you as the beneficial owner through a stockbroker, bank or other nominee.

 ## WILL I BE ASKED TO VOTE AT THE CARNIVAL PLC ANNUAL GENERAL MEETING?

No. Your vote at the Annual Meeting of Carnival Corporation Shareholders, for the purposes of determining the outcome of combined voting, is automatically reflected as appropriate at the parallel Annual General Meeting of Carnival plc Shareholders through the mechanism of the special voting share issued by Carnival plc.

 ## WHY DID I RECEIVE A ONE-PAGE NOTICE IN THE MAIL REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS INSTEAD OF A FULL SET OF PROXY MATERIALS?

Carnival Corporation is taking advantage of SEC rules that allow it to deliver proxy materials over the Internet. Under these rules, Carnival Corporation is sending its shareholders a one-page notice regarding the Internet availability of proxy materials (the "Notice of Internet Availability of Proxy Materials") instead of a full set of proxy materials, unless they previously requested to receive printed copies or we determine it is otherwise more expedient or cost efficient to send a full set of proxy materials. Generally, you will not receive printed copies of the proxy materials unless you specifically request them. Instead, this notice tells you how to access and review on the Internet all the important information contained in the proxy materials. This notice also tells you how to submit your proxy card on the Internet and how to request to receive a printed copy of the proxy materials.

 ## WHAT IS THE DIFFERENCE BETWEEN HOLDING SHARES AS A SHAREHOLDER OF RECORD AND AS A BENEFICIAL OWNER?

Most of the shareholders of Carnival Corporation hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.



SHAREHOLDER OF RECORD

- If your shares are registered directly in your name with Carnival Corporation's transfer agent, Computershare Investor Services LLC, you are considered, with respect to those shares, the shareholder of record, and the Notice of Internet Availability of Proxy Materials or set of printed proxy materials, as applicable, is being sent directly to you by us.

- As the shareholder of record, you have the right to grant your voting proxy directly to the persons named in the proxy or to vote in person at the Annual Meeting of Carnival Corporation Shareholders.

- If you request a paper copy of the proxy materials as indicated in the notice, Carnival Corporation will provide a proxy card for you to use.



BENEFICIAL OWNER

- If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held under street name, and the Notice of Internet Availability of Proxy Materials or set of printed proxy materials, as applicable, is being forwarded to you by your broker or nominee who is considered, with respect to those shares, the shareholder of record.

- As the beneficial owner, you have the right to direct your broker on how to vote and are also invited to attend the Annual Meeting of Carnival Corporation Shareholders.

- However, since you are not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a signed proxy from the record holder giving you the right to vote the shares.

- If you request a paper copy of the proxy materials as indicated in the notice, your broker or nominee will provide a voting instruction card for you to use.

 **HOW CAN I VOTE MY CARNIVAL CORPORATION SHARES IN PERSON AT THE MEETING?**

Shares held directly in your name as the shareholder of record may be voted in person at the Annual Meeting of Carnival Corporation Shareholders in the U.S. If you choose to do so, please bring your proxy card and proof of identification.

Even if you plan to attend the Annual Meeting of Carnival Corporation Shareholders, we recommend that you also submit your proxy as described below so that your vote will be counted if you later decide not to attend the meeting. Shares held under street name may be voted in person by you only if you obtain a signed proxy from the record holder giving you the right to vote the shares. Please refer to the voting instructions provided by your broker or nominee.

Please also refer to the sections entitled "Meeting Admission Requirements" and "Safety and Security Measures" included in the "Information about Attending the Annual Meetings" section preceding the Notice of Annual Meeting for additional information.

 **HOW CAN I VOTE MY CARNIVAL CORPORATION SHARES WITHOUT ATTENDING THE ANNUAL MEETING OF CARNIVAL CORPORATION SHAREHOLDERS?**

Whether you hold shares directly as the shareholder of record or beneficially under street name, you may direct your vote without attending the Annual Meeting of Carnival Corporation Shareholders. You may vote by granting a proxy or, for shares held under street name, by submitting voting instructions to your broker or nominee. For shareholders of record, you may do this by voting on the Internet or by telephone by following the instructions in the notice you received in the mail. Where your shares are held under street name, in most instances you will be able to do this over the Internet or by telephone by following the instructions in the notice you received in the mail, or if you received a full printed set of proxy materials in the mail, by mail. Please refer to the voting instruction card included by your broker or nominee.

If you received a full printed set of proxy materials in the mail, you can also vote by signing your proxy card and mailing it in the enclosed envelope. If you provided specific voting instructions, your shares will be voted as you instruct.

If you are a record holder and submit a proxy but do not provide instructions, your shares will be voted as described below in "*How are votes counted?*"

 ## CAN I CHANGE MY VOTE?

Yes. You may change your proxy instruction at any time prior to the vote at the Annual Meeting of Carnival Corporation Shareholders. For shares held directly in your name, you may accomplish this by granting a new proxy bearing a later date (which automatically revokes the earlier proxy) or by attending the Annual Meeting of Carnival Corporation Shareholders and

voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares owned beneficially by you, you may accomplish this by submitting new voting instructions to your broker or nominee.

 ## WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS OR SET OF PRINTED PROXY MATERIALS, AS APPLICABLE?

It means your shares are registered differently or are in more than one account. Please follow the

instructions in each notice to ensure all of your shares are voted.

 ## HOW DO I REQUEST ADDITIONAL COPIES OF THE PROXY MATERIALS?

You may have received only one Notice of Internet Availability of Proxy Materials or set of printed proxy materials, even though there are two or more shareholders at the same address.

Broadridge Financial Solutions, Inc., the entity we retained to mail the Notice of Internet Availability of Proxy Materials or printed proxy materials to Carnival Corporation's registered owners and the entity retained by the brokerage community to mail the Notice of Internet Availability of Proxy Materials or printed proxy materials to Carnival Corporation's beneficial owners, have been instructed to deliver only one notice or set of printed proxy materials to multiple security holders sharing an address unless we have received contrary instructions from you or one of the other shareholders. We will promptly

deliver a separate copy of the notice or set of printed proxy materials for this year's Annual Meeting of Carnival Corporation Shareholders or for any future meetings to any shareholder upon written or oral request. To make such request, please contact Broadridge Financial Solutions at:

 866-540-7095

 Broadridge Financial Solutions
Attention: Householding Department
51 Mercedes Way
Edgewood, New York 11717

Similarly, you may contact us through any of these methods if you receive multiple notices or sets of printed proxy materials and would prefer to receive a single copy in the future.

 ## WHO CAN ATTEND THE ANNUAL MEETING OF CARNIVAL CORPORATION SHAREHOLDERS?

All Carnival Corporation shareholders of record as of February 18, 2025, or their duly appointed proxies,

may attend and vote at the Annual Meeting of Carnival Corporation Shareholders. Please note that

each shareholder or their duly appointed proxies will be required to comply with the "Meeting Admission Requirements" and "Safety and Security Measures" included in the "Information about Attending the Annual Meetings" section preceding the Carnival Corporation Notice of Annual Meeting. Each shareholder may appoint only one proxy holder or representative to attend the meeting on his or her behalf.

In addition, if you hold your shares through a stockbroker or other nominee, you will need to provide proof of ownership by bringing either a copy of the voting instruction card provided by your broker or a copy of a brokerage statement showing your share ownership as of February 18, 2025, together with proof of identification. Cameras, audio and video recording devices and other electronic devices will not be permitted at the meeting.



WHAT CLASS OF SHARES ARE ENTITLED TO BE VOTED AT THE ANNUAL MEETING OF CARNIVAL CORPORATION SHAREHOLDERS?

Carnival Corporation has only one class of common stock outstanding. Each share of Carnival Corporation common stock outstanding as of the close of business on February 18, 2025, the record date, is entitled to one vote at the Annual Meeting of Shareholders. As of January 13, 2025 Carnival

Corporation had 1,164,202,729 shares of common stock issued and outstanding. The trust shares of beneficial interest in the P&O Princess Special Voting Trust that are paired with your shares of common stock do not give you separate voting rights.



HOW ARE VOTES COUNTED?

You may vote "FOR," "AGAINST" or "ABSTAIN" for each of the proposals. If you "ABSTAIN," it has no effect on the outcome of the votes, although abstentions will be counted for the purposes of determining if a

quorum is present for joint electorate actions. If you submit a proxy with no further instructions, your shares will be voted in accordance with the recommendations of the Boards of Directors.



WHAT HAPPENS IF ADDITIONAL PROPOSALS ARE PRESENTED AT THE ANNUAL MEETING OF CARNIVAL CORPORATION SHAREHOLDERS?

Other than the proposals described in this Proxy Statement, Carnival Corporation does not expect any matters to be presented for a vote at the 2025 Annual Meeting of Carnival Corporation Shareholders. If you grant a proxy, the persons named as proxy holders, our Chair and Secretary of the 2025 Annual Meeting of Carnival Corporation Shareholders, will have the discretion to vote your shares on any

additional matters properly presented for a vote at the meeting. If for any unforeseen reason any of our nominees is unable to accept nomination or election (which is not anticipated), the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the Boards of Directors.



WHO WILL COUNT THE VOTE?

Broadridge Financial Solutions, Inc. will tabulate the votes and act as the inspector of elections.

Questions Specific to Shareholders of Carnival plc

 **WHO IS ENTITLED TO ATTEND AND VOTE AT THE CARNIVAL PLC ANNUAL GENERAL MEETING?**

If you are a Carnival plc shareholder registered in the register of members of Carnival plc at 6:30 p.m. (BST) on April 14, 2025, you will be entitled to attend in person and vote at the Annual General Meeting in respect of the number of Carnival plc ordinary shares registered in your name at that time.

You may also appoint a proxy to attend, speak and vote instead of you. If you are a corporation, you may appoint a corporate representative to represent you and vote your shareholding in Carnival plc at the Annual General Meeting. For further details regarding appointing a proxy or corporate representative, please see below.

Please note that each shareholder or their duly appointed proxies and corporate representatives will be required to comply with the "Meeting Admission Requirements" and "Safety and Security Measures" in the "Information about Attending the Annual Meetings" section preceding the Carnival plc Notice of Annual General Meeting.

 **WILL I BE ASKED TO VOTE AT THE ANNUAL MEETING OF CARNIVAL CORPORATION SHAREHOLDERS?**

No. Your vote at the Annual General Meeting of Carnival plc Shareholders, for the purposes of determining the outcome of combined voting, will automatically be reflected as appropriate at the parallel Annual Meeting of Carnival Corporation Shareholders through the mechanism of a special voting share issued by Carnival Corporation.

 **HOW DO I VOTE MY CARNIVAL PLC SHARES WITHOUT ATTENDING THE ANNUAL GENERAL MEETING OF CARNIVAL PLC SHAREHOLDERS?**

You may vote your Carnival plc shares at the Annual General Meeting of Carnival plc Shareholders by completing and signing the enclosed form of proxy in accordance with the instructions set out on the form and returning it as soon as possible, but in any event so as to be received by Carnival plc's registrars, Equiniti Limited, Aspect House, Spencer Road, Lancing BN99 6DA, by not later than 1:30 p.m. (BST) on April 14, 2025. Alternatively, a proxy vote may be submitted via the internet in accordance with the instructions set out in the proxy form. If you are a member of CREST, it is also possible to appoint a proxy via the CREST system (please see the Carnival plc Notice of Annual General Meeting for further details). If you are an institutional investor, you may also be able to appoint a proxy electronically via the Proxymity platform. Please see the Carnival plc Notice of Annual General Meeting for further details. Voting by proxy does not preclude you from attending the Annual General Meeting and voting in person should you wish to do so. If you are a corporation, you can vote your Carnival plc shares at the Annual General Meeting by appointing one or more corporate representatives. You are strongly encouraged to pre-register your corporate representative to make registration on the day of the Annual General Meeting more efficient. In order to pre-register you would need to email your Letter of Representation to Carnival plc's registrars, Equiniti Limited, at proxyvotes@equiniti.com.

Corporate representatives themselves are urged to arrive at least two hours before commencement of the Annual General Meeting to assist Carnival plc's registrars with the appropriate registration formalities. Whether or not you intend to appoint a corporate representative, you are strongly encouraged to return the enclosed form of proxy to Carnival plc's registrars.

 ## CAN I CHANGE MY VOTE GIVEN BY PROXY OR BY MY CORPORATE REPRESENTATIVE?

Yes. You may change your proxy vote by either:

- completing, signing and dating a new form of proxy in accordance with its instructions and returning it to Carnival plc's registrars by no later than 1:30 p.m. (BST) on April 14, 2025; or
- attending and voting in person at the Annual General Meeting.

If you do not attend and vote in person at the Annual General Meeting and wish to revoke the appointment of your proxy or corporate representative, you must do so by delivering a notice of such revocation to Carnival plc's registrars at least three hours before the start of the Annual General Meeting.

 ## WHAT CLASS OF SHARES ARE ENTITLED TO BE VOTED AT THE CARNIVAL PLC ANNUAL GENERAL MEETING?

Carnival plc has only one class of ordinary shares in issue. Each Carnival plc ordinary share in issue as of the close of business on April 14, 2025 is entitled to one vote at the Annual General Meeting. As of January 13, 2025, Carnival plc had 217,406,012 ordinary shares in issue. However, the 42,876,272 Carnival plc ordinary shares directly or indirectly held by Carnival Corporation have no voting rights (in accordance with the Articles of Association of Carnival plc). As of January 13, 2025, 29,718,429 Carnival plc ordinary shares are held in treasury. As a result, as of January 13, 2025, the total voting rights in Carnival plc were 144,811,311 ordinary shares.

 ## HOW ARE VOTES COUNTED?

You may vote "FOR," "AGAINST" or "ABSTAIN" for each of the resolutions. If you "ABSTAIN," it has no effect on the outcome of the votes, although abstentions will be counted for the purposes of determining if a quorum is present for joint electorate actions.

Non-GAAP Financial Measures— Reconciliation to GAAP

In the "Compensation Discussion & Analysis" section of this Proxy Statement, we have provided certain non-GAAP financial information to aid shareholders in better understanding our 2024 executive compensation programs. We reported Normalized Adjusted EBITDA per ALBD and Adjusted Operating Income for the year ended November 30, 2024. Reconciliation to GAAP for these measures is provided below:

	Twelve Months Ended November 30, 2024
Revenues	
Passenger ticket	$16,463
Onboard and other	8,558
	25,021
Operating Expenses	
Commissions, transportation and other	3,232
Onboard and other	2,678
Payroll and related	2,464
Fuel	2,007
Food	1,457
Other operating	3,801
Cruise and tour operating expenses	15,638
Selling and administrative	3,252
Depreciation and amortization	2,557
	21,447
Operating Income (Loss)	3,574
Nonoperating Income (Expense)	
Interest income	93
Interest expense, net of capitalized interest	(1,755)
Debt extinguishment and modification costs	(79)
Other income (expense), net	83
	(1,659)
Income (Loss) Before Income Taxes	1,915
Income Tax Benefit (Expense), Net	1
Net Income (Loss)	$ 1,916

(in millions)	Twelve Months Ended November 30, 2024
Net income (loss)	$1,916
(Gains) losses on ship sales and impairments	(39)
Debt extinguishment and modification costs	79
Restructuring expenses	21
Other	(86)
Adjusted net income (loss)	$1,891
Interest expense, net of capitalized interest	1,755
Interest income	(93)
Income tax benefit (expense), net	(1)
Depreciation and amortization	2,557
Adjusted EBITDA	$6,110
Impact of fuel price, exchange rate, and taxes related to fuel, carbon, or other climate related items	560
Normalized Adjusted EBITDA	$6,670
ALBDs	95.6
Normalized Adjusted EBITDA per ALBD	$69.80

(in millions)	Twelve Months Ended November 30, 2024
Operating Income (Loss)	3,574
(Gains) losses on ship sales and impairments	(39)
Restructuring expenses	21
Adjusted Operating Income (loss)	$3,556

 # Annex A—Carnival plc Directors' Report

Carnival plc and Carnival Corporation are separate legal entities (together referred to as "Carnival Corporation & plc") and each company has its own Board of Directors and Committees of the Board. However, as is required by the agreements governing the dual listed company ("DLC") arrangement, there is a single executive management team and the Boards of Directors and members of the Committees of the Boards are identical. This Directors' Report has been prepared and presented in accordance with and in reliance upon UK company law and, accordingly, the liabilities of the Directors in connection with this Directors' Report shall be subject to the limitations and restrictions provided by such law.

In accordance with Section 414C(11) of the UK Companies Act 2006 ("Companies Act"), we elected to include certain information that would otherwise be disclosed in this Directors' Report in the Carnival plc Strategic Report (the "Strategic Report") or the Carnival plc financial statements that accompany the Strategic Report, as detailed below:

Disclosure	Cross-Reference
Financial instruments (financial risk management)	Note 23 to the Carnival plc group financial statements
Likely future developments	Carnival plc Strategic Report: 1.A.II Purpose & Mission, Vision, Values and Priorities and 1.C. Our Global Cruise Business
Important events since year-end	Note 5 to the Carnival plc group financial statements
Engagement with suppliers, customers and others	Carnival plc Strategic Report: 1.A.II. Purpose & Mission, Vision, Values and Priorities; 1.C.II. Ships Under Contract for Construction; 1.C.VII. Cruise Pricing and Payment Terms; 1.C.IX. Onboard and Other Revenues; 1.C.X. Port Destinations and Exclusive Islands; 1.C.XII. Sales Channels; 1.C.XIII. Suppliers; 1.C.XIV. Human Capital Management and Employees; 1.C.XVIII. Governmental Regulations; and 7. Section 172(1) Statement

Disclosure	Cross-Reference
Greenhouse Gas Emissions, Energy Consumption and Energy Efficiency	Carnival plc Strategic Report: 1.C.XIX. Sustainability and Environmental Impact

This Directors' Report and the Strategic Report constitute Carnival plc's Management Report for the year ended November 30, 2024, in accordance with the Disclosure Guidance and Transparency Rule 4.1.8R.

In accordance with the UK Financial Conduct Authority's UK Listing Rules, the information required to be disclosed under UK Listing Rule ("UKLR") 6.6.1R, to the extent applicable to Carnival plc, can be found at the references set out in the following table:

Required Information	Cross-Reference
Interest capitalized by the Carnival plc group	Note 10 to Carnival plc group financial statements
Details of long-term incentive schedules	Carnival plc Directors' Remuneration Report under "Long-Term Incentive Compensation."
UKLR 6.2.23 disclosure	"Profit Forecasts"

Other disclosure requirements in UKLR 6.6.1R are not applicable to Carnival Corporation & plc.

Dividends

No dividends have been paid in fiscal 2023 or 2024 or are proposed in respect of fiscal 2025.

Share Capital and Control

Changes in the share capital of Carnival plc during fiscal 2024 are given in Note 18 to the Carnival plc group financial statements.

The share capital of Carnival plc at January 13, 2025 is constituted by two allotted and issued subscriber shares of £1 each, 50,000 allotted and issued redeemable preference shares of £1 each, one allotted and issued special voting share of £1, one unissued equalization share of £1 and 217,406,012 allotted and issued ordinary shares of $1.66 each. The subscriber shares carry no voting rights and no right to receive any dividend or any amount paid on a return of capital. The equalization share carries no voting rights. The redeemable preference shares carry no voting rights but are entitled to payment of a cumulative preferential fixed dividend of eight per cent per annum on the amount paid up on each such share that is in issue. On a return of capital on a winding up or otherwise, the redeemable preference shares rank behind the ordinary shares but ahead of any other class of shares and are entitled to receive payment of the amount paid up or credited as paid up on each such share. Redeemable preference shares which are fully paid may be redeemed at any time at the election of the holder or of Carnival plc, in which case the amount payable on redemption is the amount credited as paid up on each share which is redeemed, together with all arrears and accruals of the preferential dividend.

Details of restricted stock units granted to employees are given in Note 20 to the Carnival plc group financial statements.

The Articles of Association of Carnival plc contain provisions which, in certain circumstances, would have the effect of preventing a shareholder (or a group of shareholders acting in concert) from holding or exercising the voting rights attributable to shares in Carnival plc which are acquired by them. These provisions would have effect if a shareholder (or a group of shareholders acting in concert) were to acquire ordinary shares in Carnival plc with the result that the total voting rights exercisable by that shareholder or group of shareholders on matters put to a vote as joint electorate actions under the DLC arrangement would exceed 30 percent of the total voting rights exercisable in respect of any joint electorate action. They would also have effect if a shareholder (or group of shareholders acting in concert) already holding between 30 percent and 50 percent of the total voting rights exercisable in respect of any joint electorate action were to acquire shares in Carnival plc and thereby increase the percentage of voting rights so held. In each such case, the percentage of voting rights held is determined after taking into account voting rights attributable to shares of Carnival Corporation common stock held by such shareholder (or group of shareholders) and also taking into account the effect of the equalization ratio which gives effect to common voting by the shareholders of Carnival plc and Carnival Corporation on joint electorate actions under the DLC arrangement.

Under the relevant provisions of the Articles of Association of Carnival plc (articles 277 to 287) shares which are acquired by a person and which trigger the thresholds referred to in the foregoing paragraph may be sold at the direction of the Board, and the proceeds remitted to the acquiring shareholder, net of any costs incurred by Carnival plc. Pending such sale any dividends paid in respect of such shares would be paid to a charitable trust, and the trustee of such trust would be entitled to exercise the voting rights attaching to the shares. The restrictions summarized in the preceding paragraphs would not apply in the case of an acquisition of shares that is made in conjunction with a takeover offer for Carnival plc, which is announced in accordance with the City Code on Takeovers and Mergers, for so long as that offer has not lapsed or been withdrawn. However, if such a takeover offer is not made, or lapses or is withdrawn, the restrictions will apply in respect of any acquired shares.

The foregoing is a summary only of the relevant provisions of the Articles of Association of Carnival plc, and for a complete understanding of their effect, shareholders are recommended to refer to the Articles of Association themselves. A copy of the Articles of Association of Carnival plc is available on Carnival plc's website at **www.carnivalplc.com** or upon request from the Company Secretary, 3655 N.W. 87th Avenue, Miami, Florida 33178, United States.

There are 11 significant agreements to which Carnival plc is a party, which may be altered or terminated in the event of a change of control as follows:

- Under the **Facilities Agreement dated February 28, 2023**, as most recently amended on March 28, 2024, by and among Carnival Holdings (Bermuda) II Limited, a direct subsidiary of Carnival Corporation, Carnival Corporation, Carnival plc, and J.P. Morgan SE (as facilities agent) and a syndicate of financial institutions, which provides for approximately $1.9 billion, €862 million and £137 million in revolving credit facilities, the revolving credit facilities may, under certain circumstances, be cancelled upon a change of control of (i) Carnival Holdings (Bermuda) II Limited (other than a change which results in control being vested in Carnival plc) or (ii) Carnival plc (other than a change which results in control of Carnival plc being vested in Carnival Corporation or in certain members of the Arison family or trusts related to them).

- Under:
  (i) the **Term Loan Agreement dated as of June 30, 2020**, as most recently amended on April 25, 2024, among Carnival Corporation, as lead borrower, Carnival Finance, LLC, as co-borrower, Carnival plc, as a guarantor, the subsidiary guarantors party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and the other financial institutions party thereto from time to time (the "Term Loan Agreement"), relating to an incremental tranche of $2.3 billion (which has since been refinanced and partially paid down to an aggregate principal amount of $1.7 billion); and

  (ii) the **Term Loan Agreement dated as of August 8, 2023**, as most recently amended on April 25, 2024, among Carnival Corporation, as lead borrower, Carnival Finance, LLC, as

co-borrower, Carnival plc, as a guarantor, the subsidiary guarantors party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and the other financial institutions party thereto from time to time (the "New Term Loan", and together with the Term Loan, the "Term Loans"), relating to one tranche of term loan in the initial aggregate principal amount of $1.31 billion (which has since been refinanced and partially paid down to an aggregate principal amount of $1 billion),

under certain circumstances, a change of control of Carnival plc (other than a change which results in control of Carnival plc being vested in Carnival Corporation or in certain members of the Arison family or trusts related to them) could constitute an event of default under the Terms Loans, which would permit the lenders thereunder to accelerate the term loans.

- Under:
  (i) the **Indenture dated as of February 16, 2021** among Carnival Corporation as issuer, Carnival plc, the other Guarantors party thereto and U.S. Bank, National Association, as trustee, principal paying agent, transfer agent and registrar, relating to the 5.750% Senior Unsecured Notes due 2027 in the initial aggregate principal amount of $3.5 billion;

  (ii) the **Indenture dated as of July 26, 2021**, among Carnival Corporation, as issuer, Carnival plc, the other Guarantors party thereto and U.S. Bank National Association, as trustee, principal paying agent, transfer agent, registrar and security agent, relating to the 4.000% First-Priority Senior Secured Notes due 2028 in the aggregate principal amount of $2.4 billion;

  (iii) the **Indenture dated as of November 2, 2021**, among Carnival Corporation, as issuer, Carnival plc, the other Guarantors party thereto and U.S. Bank National Association, as trustee, principal paying agent, transfer agent, registrar and security agent, relating to the 6.000% Senior Unsecured Notes due 2029 in an aggregate principal amount of $2 billion;

  (iv) the **Indenture dated as of May 25, 2022**, among Carnival Corporation, as issuer, Carnival plc, the other Guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee, principal paying agent, transfer

agent, registrar and security agent, relating to the 10.500% Senior Unsecured Notes due 2030 in an aggregate principal amount of $1 billion;

(v) the **Indenture dated as of August 8, 2023**, among Carnival Corporation, as issuer, Carnival plc, the other Guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee, principal paying agent, transfer agent, registrar and security agent, relating to the 7.000% First-Priority Senior Secured Notes due 2029 in an aggregate principal amount of $500 million; and

(vi) the **Indenture dated as of April 25, 2024**, among Carnival Corporation, as issuer, Carnival plc, the other Guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee, relating to the 5.750% Senior Unsecured Notes due 2030 in an aggregate principal amount of €500 million,

Carnival Corporation may be required to make an offer to repurchase the notes issued under the relevant indenture at a redemption price of 101% of the principal amount of the notes upon the occurrence of certain change of control triggering events that are accompanied by a specified ratings downgrade with respect to the notes issued under the relevant indenture.

- Under the **Indenture dated as of October 25, 2022** among Carnival Holdings (Bermuda) Limited, as issuer, Carnival Corporation, Carnival plc, the other Guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee, principal paying agent, transfer agent and registrar, relating to the 10.375% Senior Priority Notes due

2028 in an aggregate principal amount of $2.03 billion, Carnival Holdings (Bermuda) Limited may be required to make an offer to repurchase the notes issued under the Indenture at a redemption price of 101% of the principal amount of the notes upon the occurrence of certain change of control triggering events that are accompanied by a specified ratings downgrade with respect to the notes issued under the Indenture.

- Under the **Indenture dated as of November 18, 2022** among Carnival Corporation, Carnival plc, the subsidiary guarantors party thereto and U.S. Bank National Association, as trustee, relating to the 5.750% Convertible Senior Notes due 2027 in an aggregate principal amount of $1.13 billion, if Carnival Corporation undergoes certain corporate events (each, a "fundamental change"), subject to certain conditions, holders may require Carnival Corporation to repurchase for cash all or any portion of their convertible notes at par.

Subject to certain exceptions, a fundamental change would occur upon, among others:

(1) a merger transaction pursuant to which Carnival Corporation's common stock is converted into other securities or assets;

(2) the sale of all or substantially all of the assets of Carnival Corporation to a third party; or

(3) a person or group (other than certain members of the Arison family or trusts related to them) becoming the beneficial owners of more than 50% of the rights to vote to elect the members of the Boards of Directors of Carnival Corporation and Carnival plc.

Articles of Association

The Articles of Association of Carnival plc may be amended by the passing of a special resolution of the shareholders. In common with many other corporate actions that might be undertaken by Carnival plc, such a resolution would be proposed as a joint electorate

action on which the shareholders of Carnival plc and of Carnival Corporation effectively vote as a single unified body, as contemplated by the DLC arrangement.

Purchase of Own Shares

There were no purchases of Carnival plc shares by Carnival Corporation or Carnival plc during fiscal 2024. As of January 13, 2025, the latest practicable date prior to the publication of this document, and taking

into account purchases by Carnival Corporation of Carnival plc's shares in prior years, Carnival Corporation holds, directly or indirectly, 42,876,272 Carnival plc ordinary shares with a nominal value of

$71,174,612, representing 29.6% of issued share capital of Carnival plc (which does not include the disenfranchised shares held by Carnival Corporation or any shares held in treasury). Carnival plc shares held by Carnival Corporation do not have any voting rights (in accordance with the Articles of Association of Carnival plc).

Shareholder approval is not required to buy back shares of Carnival Corporation, but is required under the Companies Act to buy back shares of Carnival plc. At the Annual General Meeting held on April 5, 2024, the authority for Carnival plc to buy back its own shares was approved. This authority permitted

Carnival plc to buy back up to 18,682,950 ordinary shares of Carnival plc (being approximately 10 percent of Carnival plc's ordinary shares in issue). Under that authority, no Carnival plc ordinary shares have been purchased since last year's Annual Meetings of Shareholders and through January 13, 2025. That approval expires on the earlier of:

- the conclusion of Carnival plc's 2025 Annual General Meeting; or

- July 4, 2025.

Carnival plc does not intend to renew this authority at the 2025 Annual General Meeting.

Profit Forecasts

In the recent Carnival Corporation & plc Earnings Releases, we included the following guidance which represented a profit forecast for purposes of UKLR 6.2.23R.

In the fourth quarter of 2023 ("4Q 2023 Release"), we reported that we expected adjusted EBITDA of approximately $0.8 billion and adjusted net loss of approximately $280 million for the first quarter of 2024. We also reported that we expected adjusted EBITDA of approximately $5.6 billion and adjusted net income of approximately $1.2 billion for the full year 2024.

In the first quarter of 2024 ("1Q 2024 Release"), we reported that we expected adjusted EBITDA of approximately $1.05 billion and adjusted net loss of approximately $35 million for the second quarter of 2024. We also reported that we expected adjusted EBITDA of approximately $5.63 billion and adjusted net income of approximately $1.28 billion for the full year 2024.

In the second quarter of 2024 ("2Q 2024 Release"), we reported that we expected adjusted EBITDA of approximately $2.66 billion and adjusted net income of approximately $1.58 billion for the third quarter of 2024. We also reported that we expected adjusted EBITDA of approximately $5.83 billion and adjusted net income of approximately $1.55 billion for the full year 2024.

In the third quarter of 2024 ("3Q 2024 Release"), we reported that we expected adjusted EBITDA of

approximately $1.14 billion and adjusted net income of approximately $60 million for the fourth quarter of 2024. We also reported that we expected adjusted EBITDA of approximately $6.0 billion and adjusted net income of approximately $1.76 billion for the full year 2024.

Our actual results were in line with the guidance above, with the exception of the following:

- The adjusted net loss for the first quarter of 2024 ($180 million) was better than the guidance provided in our 4Q 2023 Release driven by continued strength in demand driving higher ticket prices and the timing of expenses between quarters.
- The adjusted net income ($134 million) and the adjusted EBITDA ($1.2 billion) for the second quarter of 2024 exceeded the guidance provided in our 1Q 2024 Release driven by higher ticket prices, higher onboard spending, and the timing of expenses between quarters.
- The adjusted net income for the third quarter of 2024 ($1.8 billion) was higher than the guidance provided in our 2Q 2024 Release driven by favorability in revenue, due to higher ticket prices, higher onboard and other spending and favorability in costs.
- The adjusted net income for the fourth quarter of 2024 ($186 million) exceeded the guidance provided in our 3Q 2024 Release driven by higher ticket prices, higher onboard spending and improved costs.

- The adjusted net income for the full year of 2024 ($1.9 billion) was higher than the guidance provided in our 1Q 2024 Release and 2Q 2024 Release driven by higher ticket prices and improved costs.

Directors

The names of all persons who served as Directors of Carnival Corporation and Carnival plc during fiscal 2024 are as follows: Micky Arison, Sir Jonathon Band, Jason Glen Cahilly, Nelda J. Connors, Helen Deeble, Jeffrey J. Gearhart, Katie Lahey, Sara Mathew, Stuart Subotnick, Laura Weil, Josh Weinstein, and Randy Weisenburger. Biographical notes about each of the Directors nominated for re-election are contained in the Proxy Statement.

Details of the Directors' membership on Board Committees are set out in the Carnival plc Corporate Governance Report attached as Annex C to the Proxy Statement.

Upon becoming a member of the Board of Directors of Carnival plc, each new Director participates in an induction process, which includes:

- a meeting with all of the current Directors;
- provision of an induction pack;
- site visits; and
- meetings with senior and operational management teams.

The Directors update their skills, knowledge and familiarity with Carnival plc by meeting with senior management, visiting regional and divisional operating offices and receiving updates and training coordinated by management.

The appointment and replacement of Directors of Carnival plc is governed by the provisions of the Articles of Association of Carnival plc and also by the provisions of the Equalization and Governance Agreement entered into on April 17, 2003 on the establishment of the DLC arrangement. The Articles of Association and the Equalization and Governance Agreement require that the Boards of Directors of Carnival plc and Carnival Corporation be comprised of exactly the same individuals. Please refer to "Nominations of Directors" and "How are Directors of Each Company Elected or Re-Elected?" sections of the Proxy Statement and the "Board Composition" section of the Carnival plc Corporate Governance Report for additional information on our rules regarding Director appointment and replacement.

The business of Carnival plc is managed by the Board of Directors, which may exercise all the powers of Carnival plc, including, without limitation, the power to:

- dispose of all or any part of our assets;
- borrow money;
- mortgage or pledge any of its assets;
- purchase Carnival plc's shares; and
- issue debentures, shares or other securities.

Details of the Directors' remuneration and their interests in the shares of Carnival Corporation and Carnival plc are set out in Part II of the Carnival plc Directors' Remuneration Report attached as Annex B to the Proxy Statement.

Substantial Shareholdings

As of November 30, 2024, Carnival plc has been notified of material interests of three percent or more in Carnival plc's total voting rights as follows:

Shareholder	Number of Voting Rights (#)	Percentage of Voting Rights (%)
Aristeia Capital, L.L.C.[1]	10,684,541	7.38
BlackRock, Inc.	8,802,831	6.08
Norges Bank (The Central Bank of Norway)	13,191,079	9.11

(1) Affiliates of Aristeia Capital, L.L.C. have an interest in these shares.

Carnival plc has not been notified of any changes in the number of voting rights held between December 1, 2024 and January 13, 2025, the latest practicable date.

Carnival Corporation and Carnival Investments Limited are the holders of an aggregate of 42,876,272 Carnival plc ordinary shares as of November 30, 2024. These shares carry no voting rights or rights on liquidation unless Carnival Corporation owns over 90 percent of all the Carnival plc ordinary shares. Accordingly, the details of voting rights given in the preceding table take account of the absence of voting rights carried by these shares.

Except for the above, no person has disclosed relevant information to Carnival plc pursuant to Chapter 5 of the Disclosure Guidance and Transparency Rules.

Corporate Governance and Directors' Remuneration

A report on corporate governance and compliance with the UK Corporate Governance Code is contained in the Carnival plc Corporate Governance Report attached as Annex C to the Proxy Statement. Part I of the Carnival plc Directors' Remuneration Report is included in the Proxy Statement and Part II of the Carnival plc Directors' Remuneration Report is attached as Annex B to the Proxy Statement.

Corporate and Social Responsibility

HEALTH, ENVIRONMENTAL, SAFETY, SECURITY AND SUSTAINABILITY CORPORATE POLICY

At Carnival Corporation & plc, our purpose & mission is to deliver unforgettable happiness to our guests by providing extraordinary cruise vacations, while honoring the integrity of every ocean we sail, place we visit and life we touch. We strive to be a company that people want to work for and to be an exemplary global corporate citizen.

Our commitment and actions to keep our guests and crew members safe and comfortable, protect the environment, develop and provide opportunities for our workforce, strengthen stakeholder relations and enhance both the communities where we work as well as the port communities that our ships visit, are reflective of our brands' core values and vital to our success as a business enterprise.

The Boards of Directors of Carnival Corporation & plc established Board-level Health, Environmental, Safety & Security ("HESS") Committees comprised of six independent Directors. The principal function of the HESS Committees is described in our Corporate Governance Report under "Committees of the Boards."

In addition, Carnival Corporation & plc's Health, Environmental, Safety, Security and Sustainability Corporate Policy describes our commitments to:

- Complying with or exceeding all legal and statutory requirements related to HESS and sustainability throughout our business activities;
- Protecting the environment, including the marine ecosystems in which our vessels sail and the communities in which we operate, striving to use resources sustainably and preserve biodiversity;
- Protecting the health, safety and security of our guests, employees and all others working on our behalf, promoting well-being and always striving to be free of injuries, illness, and loss;
- Reducing our greenhouse gas and other airborne emissions with an aspiration to achieve net zero greenhouse gas emissions;
- Supporting sustainable tourism practices by respecting the culture, history, natural resources, and people of the communities we visit;

- Supporting a circular economy by engaging employees and working with our supply chain to source responsibly, reduce packaging, reuse materials, increase recycling and reduce waste; and
- Recruiting, growing, and maintaining a diverse and inclusive workforce that promotes equity and fosters belonging.

The Health, Environmental, Safety, Security and Sustainability Corporate Policy is published on the Carnival Corporation & plc website at **www.carnivalcorp.com** and **www.carnivalplc.com**.

The Boards recognize that Carnival Corporation & plc needs to ensure that there is a consistent standard of operation throughout their fleet in keeping with their leading position in the cruise industry. In this regard, the Carnival Corporation & plc Maritime Operations Department is headed by a Chief Maritime Officer, with a full-time professional and administrative staff, and is responsible for providing a common, integrated approach to management of HESS matters and for reporting to the HESS Committees on such matters. The Chief Maritime Officer reports to our CEO and to our Chair of the HESS Committees.

The Boards of Directors of Carnival Corporation & plc have also established Board-level Compliance Committees comprised of five independent Directors. The principal function of the Compliance Committees is to assist with the Boards' oversight of our ethics and compliance activities, as further described in our Corporate Governance Report under "Committees of the Boards."

Carnival Corporation & plc recognizes our responsibility to provide industry leadership and to conduct our business as a responsible global citizen.

Our corporate leadership is manifested in our Code of Business Conduct and Ethics, which requires that every employee and member of the Boards use sound judgment, maintain high ethical standards and

demonstrate honesty in all business dealings. As a responsible global citizen, Carnival Corporation & plc is committed to achieving and maintaining the highest standards of professional and ethical conduct.

Risk Advisory & Assurance Services ("RAAS") is Carnival Corporation & plc's internal audit department and is headed by the Chief Audit Officer, who reports directly to our Chair of the Audit Committees. Our Chief Audit Officer also has a "dotted" reporting line to the Chief Risk and Compliance Officer. RAAS conducts annual HESS audits of each brand's head office and of each ship in our fleet. These audits are in addition to the audits performed by third-party certification and regulatory auditors.

Each RAAS HESS audit is organized and planned to:

- verify compliance with applicable rules, corporate standards, brand policies and procedures, regulations, codes and guidance directly involved in the safe conduct of ship operations;
- verify the effectiveness of the shipboard and shore-side HESS management systems; and
- identify opportunities for continuous improvement.

Further details of matters related to health, environmental, safety, security and sustainability reporting and community relations at Carnival Corporation & plc are available in our Strategic Report and in the "Sustainability" section of the Carnival Corporation & plc website at **www.carnivalcorp.com** and **www.carnivalplc.com** and our sustainability website at **www.carnivalsustainability.com**.

EMPLOYEES

Carnival Corporation & plc own and operate a portfolio of brands in North America, Europe and Australia comprised of nine cruise lines. During 2024, we announced that P&O Cruises (Australia) brand will be sunset and its Australia operations will be folded into Carnival Cruise Line in March 2025.



AIDA CRUISES	**CUNARD**	**P&O CRUISES (UK)**
CARNIVAL CRUISE LINE	**HOLLAND AMERICA LINE**	**SEABOURN**
COSTA CRUISES	**PRINCESS CRUISES**	

Our corporate office and individual brands employ a variety of methods, such as intranet sites, management briefings, newsletters and reward programs to encourage employee involvement and to keep employees informed of the performance, development and progress of Carnival Corporation & plc.

EMPLOYEE WELLNESS

We continue to bring together many cultures, backgrounds, beliefs and points of view and treat every person with dignity, courtesy and respect. We are expanding our efforts to include global wellness standards for employees.

We believe that creating an environment where employee wellbeing is valued and supported to foster optimal health and wellness of our employees are not only important topics in corporations and boardrooms world-wide, but they are actions which are critically important to sustaining the success of our business. We strive to achieve greater performance and satisfaction through wellness standards focused on the financial, benefits, safety, psychological, social and physical needs of our employees. In addition, we believe a focus on wellness will lead to greater employee satisfaction, reduced turnover and identification as an employer of choice.

Senior employees within Carnival Corporation & plc are eligible to participate in either the Carnival plc 2024 Employee Share Plan or the Carnival Corporation 2020 Stock Plan, further details of which are provided in the Carnival plc Directors' Remuneration Report attached as Annex B to the Proxy Statement. These plans reinforce the philosophy of encouraging senior employees to contribute directly to the achievement of Carnival Corporation & plc's goals and of rewarding individual and collective success.

It is the policy of Carnival Corporation & plc that disabled persons should receive full and fair consideration for all job vacancies and promotions for which they are qualified applicants. It is the policy of Carnival Corporation & plc to seek to retain employees who become disabled while in their service whenever possible and to provide appropriate training and accommodations for disabled persons. Training and career development are provided and encouraged for all employees, including disabled persons.

Information on the gender diversity of senior management and their direct reports is included in the Strategic Report in section 1.C.XIV. Human Capital Management and Employees.

Political Contributions

Carnival plc did not make any political contributions to any political organization during the year ended November 30, 2024 (2023—nil). Carnival plc's subsidiaries made political contributions to organizations outside the UK during the year ended November 30, 2024 of approximately $0.29 million (2023—nil).

Corporate Governance Statement

The corporate governance statement, prepared in accordance with rule 7.2 of the FCA's Disclosure Guidance and Transparency Rules, can be found in the Carnival plc Corporate Governance Report attached as Annex C to the Proxy Statement. The Carnival plc Corporate Governance Report forms part of this Carnival plc Directors' Report and is incorporated into it by this reference.

Independent Auditor

Deloitte LLP, the independent auditor of Carnival plc, has indicated its willingness to continue in office and a resolution that Deloitte LLP be appointed as the independent auditor of Carnival plc for the fiscal 2025 audit will be proposed at the 2025 Annual General Meeting.

Statement of Directors' Responsibilities

The Directors are responsible for preparing the Carnival plc Annual Report in accordance with applicable law and regulations for each financial year.

Under company law, the Directors have prepared the group financial statements in accordance with UK-adopted international accounting standards and the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, comprising the FRS 101 "Reduced Disclosure Framework" and applicable law).

Company law requires the Directors to prepare financial statements for each financial year. Under that law, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of Carnival plc and the Carnival plc group and of the profit or loss of the Carnival plc group for that period.

In preparing the financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state whether applicable UK-adopted international accounting standards have been followed for the group financial statements and United Kingdom Accounting Standards, comprising FRS 101 and applicable law have been followed for the parent company financial statements; and
- prepare the group and parent company financial statements on the going concern basis unless it is inappropriate to presume that the group and company will continue in business.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain Carnival plc's and Carnival plc group's transactions and disclose with reasonable accuracy at any time the financial position of Carnival plc and the Carnival plc group and to enable them to ensure that the Carnival plc Annual Report complies with the Companies Act.

The Directors are also responsible for safeguarding the assets of Carnival plc and the Carnival plc group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on its website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Each of the Directors, whose names and functions are listed in the Proxy Statement, confirms that, to the best of his or her knowledge:

(a) the Carnival plc group financial statements, which have been prepared in accordance with UK-adopted international accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Carnival plc group;

(b) the Carnival plc parent company financial statements, which have been prepared in accordance with United Kingdom Accounting Standards, comprising FRS 101 and applicable law, give a true and fair view of the assets, liabilities, financial position and profit or loss of Carnival plc;

(c) the Directors' Report attached as Annex A to the Proxy Statement and the Strategic Report include a fair review of the development and performance of the business and the position of the Carnival plc group and Carnival plc, together with a description of the principal risks and uncertainties that they face; and

(d) the Carnival plc Annual Report taken as a whole, is fair, balanced and understandable and provides the information necessary for the shareholders of Carnival plc to assess the position and performance, business model and strategy of the Carnival plc group and Carnival plc.

As part of the process to reach the conclusion in (d) above as well as the overall annual report review process, the Audit Committees received and reviewed

drafts of the components of the annual report and provided feedback at a meeting with management to discuss the disclosures in advance of our fiscal year end. Feedback received was appropriately addressed ahead of the January meeting of the Audit Committees where the updated draft Annual Report was reviewed and the January meeting of the Boards where the final Annual Report was reviewed and approved.

In the case of each Director in office at the date the Directors' Report is approved:

- so far as the Director is aware, there is no relevant audit information of which the Carnival plc group's and Carnival plc's auditor is unaware; and

- they have taken all the steps that they ought to have taken as a Director in order to make themselves aware of any relevant audit information and to establish that Carnival plc group's and Carnival plc's auditor is aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of section 418 of the Companies Act 2006.

This Directors' Report was approved by the Board of Directors and is signed by order of the Board of Directors by

DOREEN S. FURNARI
Company Secretary

January 27, 2025

Carnival plc
Incorporated and registered in England and Wales under number 4039524

Annex B—Carnival plc Directors' Remuneration Report (Part II)

Certain information required to be included in the Carnival plc Directors' Remuneration Report is set forth in Part I (which is also known as the Compensation Discussion and Analysis) and in the "Non-Executive Director Compensation" and "Compensation Tables" sections of the 2024 Notice of Annual Meetings and Proxy Statement to which this Report is annexed (the "Proxy Statement"). The Compensation Discussion and Analysis and the relevant parts of the Proxy Statement should be read in conjunction with this Part II.

Parts I and II of the Carnival plc Directors' Remuneration Report form part of the Carnival plc Annual Report for the year ended November 30, 2024. Carnival plc and Carnival Corporation are separate legal entities (together referred to as "Carnival Corporation & plc") and each company has its own Board of Directors and Compensation Committee. However, as required by the agreements governing the dual listed company ("DLC") arrangement, there is a single management team and the Boards of Directors and members of the Committees of the Boards are identical. Accordingly, consistent with prior years, we have included remuneration paid by Carnival Corporation and Carnival plc in the Carnival plc Directors' Remuneration Report. The Directors are primarily paid by Carnival Corporation as part of the DLC arrangement.

Both Parts I and II of the Carnival plc Directors' Remuneration Report are in compliance with Schedule 8 of the LMCG Regulations and the UK Corporate Governance Code, the UK Companies Act 2006 ("Companies Act") and the UK Listing Rules of the FCA. In particular, our executive compensation program takes into account the principles outlined in Provision 40 of the UK Corporate Governance Code, as set forth in Part I and Part II of the Carnival plc Directors' Remuneration Report.

The Carnival plc Directors' Remuneration Report (other than the Carnival plc Directors' Remuneration Policy which is set out in Section 3 of this Part II) is subject to an advisory (non-binding) vote at the 2025 Annual General Meeting. Section 2 of this Part II is the Implementation Section, which contains the disclosures in respect of the actual pay outcomes for fiscal 2024 and the anticipated outcomes for fiscal 2025 when implementing the Directors' Remuneration Policy approved in April 2023 and the updated Directors' Remuneration Policy subject to shareholder approval at the 2025 Annual General Meeting. Section 3 contains the updated Directors' Remuneration Policy, which is subject to a binding vote at the 2025 Annual General Meeting and will, if approved, take effect from April 16, 2025.

1. Statement by Randy Weisenburger, Chair of the Compensation Committees

The major decisions on Directors' remuneration and the changes to Directors' remuneration during the year (and the context for these decisions and changes) are summarized in the "Executive Summary" section in Part I of the Carnival plc Directors' Remuneration Report as well as my other letter as Chair of the Compensation Committees set out in Part I of the Carnival plc Directors' Remuneration Report.

Our pay practices are consistent with best and established market practice provisions in the U.S. where, for example it is not common to defer the release of long-term incentive grants following their vesting or to require executives to maintain a

shareholding following their departure from the group. The Compensation Committees have considered the potential implications of adopting such developments in UK practice since the last policy review and concluded that it would both unnecessarily place Carnival Corporation & plc at a competitive disadvantage to other large U.S. headquartered companies and that the corresponding increase in the overall quantum of pay required to offset the diminution in the packages arising from such provisions would not be in the interests of shareholders. The Compensation Committees will

keep such matters and whether they become more prevalent in the U.S. under review.

The performance results for fiscal 2024 short and long-term incentives are detailed in Part I. The Compensation Committees considered the outcome under the terms of the various variable pay arrangements and approved the results without application of discretion as described in "2024 MIP Annual Cash Bonus Performance Results".

A new Directors' Remuneration Policy is being submitted to shareholders for approval at the 2025

Annual Meetings of Shareholders. The Directors' Remuneration Policy sets the framework under which the Compensation Committees make pay decisions affecting our Executive and Non-Executive Directors. The Compensation Committees continue to consider the Directors' Remuneration Policy (after giving effect to the proposed changes set out in Section 3) to be appropriate, including the overall pay levels, having regard to the Executive Directors' positioning relative to the Peer Group set out in Part I.

2. Implementation Section

2.1 IMPLEMENTATION OF APPROVED POLICY

The Directors' Remuneration Policy that is currently in effect (the "2023 Policy") was approved by the Carnival Corporation and Carnival plc shareholders at the Annual General Meeting held on April 21, 2023 with over 98% shareholder support. The 2023 Policy will be operated by Carnival plc until a new Directors' Remuneration Policy is approved. A new, updated Directors' Remuneration Policy is being proposed for shareholder approval at the 2025 Annual General Meeting (the "2025 Policy"). The 2025 Policy is included within Annex B of this 2024 Notice of Annual Meetings of Shareholders and Proxy Statement, which is available on our website at **www.carnivalcorp.com** and **www.carnivalplc.com**. The Compensation Committees have regard to the UK Corporate Governance Code and are satisfied that

the 2023 Policy supports the long-term success of Carnival Corporation & plc and includes due regard to corporate and social responsibility issues and to managing risk within the group. The 2025 Policy (after giving effect to the proposed changes set out in Section 3) will be implemented for fiscal 2025 consistent with the descriptions of the 2025 compensation described in the tables below and in accordance with the approach to implementation set out in the compensation philosophy overview and disclosures found in Part I.

During the year, the following actions were taken for 2024 or anticipated for fiscal 2025 when implementing the 2023 Policy and the 2025 Policy, subject to shareholder approval:

EXECUTIVE DIRECTORS

Compensation Element	Actions Taken
BASE SALARY	**Annual Salaries (not audited)**

Annual salary levels as at December 1, 2024 were:

• Mr. Weinstein	$1,400,000
• Mr. Arison	$1,000,000; however, effective April 1, 2020, at Mr. Arison's request, the Compensation Committees authorized the suspension of his salary which remains effective through fiscal 2025.

Mr. Weinstein's salary for fiscal 2024 was increased to $1,400,000 (effective March 1, 2024). In 2024, we changed our annual pay cycle for all global shoreside employees, including Mr. Weinstein, from December 1 to March 1. All affected employees, including Mr. Weinstein, received a one-time salary adjustment payment to bridge the gap created by the shift to a later base salary review cycle compared to prior years.

In fiscal 2024, the Compensation Committees undertook a review of CEO and other Named Executive Officers' pay as part of a broader review of our pay philosophy for executives and employees generally. After a review of the Peer Group (as defined in Part I) data, 2025 CEO total target pay was found to be below market median. For 2025, our pay philosophy remains focused on pay for performance, but aims to set target compensation at a more competitive level and closer to the median CEO compensation levels.

Mr. Weinstein's 2025 base salary was increased to $1,450.000 (effective March 1, 2025). When combined with the changes to annual bonus target and annual long-term incentives described below, Mr. Weinstein's annual target compensation aligns with market median (based on Frederic W. Cook & Co., Inc.'s ("FW Cook") review of the Peer Group data).

Details of the companies considered as comparators for the market competitive reviews described above are set out in the "Process for Making Compensation Determinations" section in Part I.

At Mr. Arison's request, the Compensation Committees authorized the continued suspension of Mr. Arison's salary for fiscal 2024 and fiscal 2025.

2. IMPLEMENTATION SECTION

Compensation Element	Actions Taken
ANNUAL BONUS	**Fiscal 2024 Annual Bonus (audited)**
	The annual bonus program is referred to as the Management Incentive Plan, or MIP. The quantitative performance measures for Mr. Weinstein's annual bonus in respect of fiscal 2024 included adjusted Operating Income and environmental, safety, security and sustainability results. Additional details regarding the performance measures and targets for Mr. Weinstein's annual bonus are included in the "Annual Bonuses" section in Part I under "2024 MIP Performance Metrics and Targets" and "2024 MIP Annual Cash Bonus Performance Results."
	Mr. Arison does not participate in our performance-based annual bonus program.
	Annual bonus for Executive Directors who served in fiscal 2024 were as follows:
	• Mr. Weinstein $5,241,600
	• Mr. Arison Nil
	Fiscal 2025 Annual Bonus—Performance measures and targets (not audited)
	We will continue using a quantitative performance-based incentive program in 2025, with pre-defined metrics and goal levels consistent with the process set out in the "Annual Bonuses" section in Part I. For fiscal 2025, the quantitative performance measures are expected to be adjusted Operating Income and environmental, safety, security, and sustainability results. The specific performance targets for fiscal 2025 will be disclosed at the end of the performance period in the Carnival plc Directors' Remuneration Report for fiscal 2025, as the Boards of Directors consider them strategic and commercially sensitive to disclose at this time.
	For fiscal 2025, Mr. Weinstein's target bonus will be increased from $2,800,000 to $2,900,000 (with the maximum possible bonus being 200% of this level) as part of adjustments to bring target CEO compensation closer to median Peer Group pay, in line with our compensation philosophy. When combined with the changes to base salary described above and annual long-term incentives described below, Mr. Weinstein's annual target compensation aligns with market median (based on FW Cook's review of the Peer Group data).
	Mr. Arison does not participate in our performance-based annual bonus program.
	As reported in the "Annual Bonuses" section in Part I, the annual bonus program includes clawback features that will require participants to reimburse us for all or a portion of payments received under the program in the case of a participant's wrongdoing that results in a material restatement of our financial statements.

Compensation Element	Actions Taken
LONG-TERM INCENTIVE COMPENSATION	**Long-Term Incentive Compensation in Fiscal 2024 (audited)** Descriptions of the share grants made to Mr. Weinstein during fiscal 2024 and their vesting conditions are set out in the "Disclosure and the Timing of Long-Term Incentive and Equity-Based Compensation" section in Part I. No long-term incentive compensation was made to Mr. Arison in fiscal 2024. **Long-Term Incentive Compensation in Fiscal 2025 (not audited)** The long-term incentive compensation for fiscal 2025 for Mr. Weinstein will include a performance-based restricted stock unit ("PBS") grant with a target value of $6.9 million and a time-based restricted stock unit ("TBS") grant with a value of $4.6 million after application of an increase related to adjustments to bring target CEO compensation closer to median Peer Group pay, in line with our compensation philosophy. These values also reflect a larger portion of total target compensation being allocated to equity incentives as compared to fiscal 2024 total target compensation. Long-term incentive compensation targets for Mr. Weinstein are nearer to, but still lower than, market median following this increase (based on the review of our Peer Group data). The monetary amount referred to for the PBS grant are subject to quantitative performance conditions that will be applied to the target number of PBS at the end of the three-year performance period. The performance measures for the PBS grant may include financial or other performance measures. The specific quantitative performance measures and goals will be disclosed in the Carnival plc Directors' Remuneration Report for fiscal 2025 as the Boards of Directors consider them strategic and commercially sensitive to disclose at this time. The specific performance targets will be disclosed after the end of the performance period in the Carnival plc Directors' Remuneration Report for fiscal 2027 as the Boards of Directors consider them strategic and commercially sensitive to disclose at this time. The monetary amount referred to for the TBS grant has three-year annual pro-rata vesting and is subject to continued employment. As explained in the "Equity-Based Compensation" section in Part I, grants are calculated by reference to the value of shares to facilitate external comparisons and also comparison to other forms of compensation. No long-term incentive compensation will be made to Mr. Arison in fiscal 2025.
BENEFITS	**Benefits in Fiscal 2024 (audited)** The detailed benefits provided to Mr. Arison are described in the footnotes to the "Single Figure Table" below. The detail of benefits provided to Mr. Weinstein is set out in the "All Other Compensation" table in the "Executive Compensation" section of the Proxy Statement. **Benefits in Fiscal 2025 (not audited)** Benefits provided to Mr. Arison and Mr. Weinstein in fiscal 2025 are expected to be similar to those provided in fiscal 2024, except that Mr. Weinstein and Mr. Arison may receive an allowance in lieu of the executive health insurance program (including the fully insured plan and the secondary medical reimbursement plan), which is being discontinued.
PENSIONS	**Pensions in Fiscal 2024 (audited)** Details of the pension plan that Mr. Arison participated in in fiscal 2024 are set out in "Total Pension Entitlements" section. Mr. Arison does not have any accrued benefits under his pension plan as of November 30, 2024. Mr. Weinstein does not have any pension entitlements other than employer contributions to Mr. Weinstein under the Carnival Corporation Fun Ship Savings Plan, a 401(k) plan. **Pensions in Fiscal 2025 (not audited)** No material changes to the arrangements are anticipated for 2025.

2. IMPLEMENTATION SECTION

Compensation Policy	Actions Taken
STOCK OWNERSHIP POLICY	**Stock Ownership Policy (audited)** A description of the stock ownership policy applicable to Executive Directors is set out in the "Stock Ownership Policy" section in Part I. New Executive Directors are expected to be in compliance with the stock ownership policy within five years of the date of becoming an Executive Officer. Messrs. Arison and Weinstein were in compliance with the stock ownership policy as of November 30, 2024.

NON-EXECUTIVE DIRECTORS

Compensation Element	Actions Taken
FEES AND ANNUAL STOCK GRANTS	**Fees in Fiscal 2024 (not audited)** As described in last year's Carnival plc Directors' Remuneration Report, during fiscal 2024, Non-Executive Directors received a $110,000 annual retainer. For fiscal 2024, the Senior Independent Director received an additional retainer of $50,000 per annum. In addition, Non-Executive Directors received additional compensation of $30,000 or $10,000, respectively, for serving as Chair or a Member of a Board Committee, per each Committee.
	Restricted Share Grants in Fiscal 2024 (audited) Each Non-Executive Director elected or re-elected in April 2024 received share grants worth approximately $195,000 on April 8, 2024. Each of these grants was based on the average of the closing prices of a Carnival Corporation share over a 10-business day period ending on the grant date ($16.06). The restricted shares vest on April 21, 2027 and are not forfeited if a Director ceases to be a Director after having served as a Director for at least one year.
	Fees in Fiscal 2025 (not audited) No material changes to the arrangements are anticipated for 2025.
	Restricted Share Grants in Fiscal 2025 (not audited) Beginning in 2025, the Boards wish to change practice to grant unrestricted shares which may include a one-year vesting period for Non-Executive Directors with less than one year of service on the Boards.

Compensation Policy	Actions Taken
STOCK OWNERSHIP POLICY	**Stock Ownership Policy (audited)** A description of the stock ownership policy applicable to Non-Executive Directors is set out in Section 2.11 Directors' Shareholding and Share Interests below. New Non-Executive Directors must achieve this requirement no later than five years from the date of their initial election to the Boards of Directors by the shareholders. Each of the Non-Executive Directors serving in fiscal 2024 is in compliance with this Board-mandated requirement having met the required ownership target, except Ms. Connors who is in compliance by virtue of being in the initial five-year period.

2.2 SERVICE CONTRACTS (NOT AUDITED)

Because Directors do not have formal agreements, it is not feasible to include a table with the unexpired terms.

Non-Executive Directors are appointed under terms set out in a letter of appointment. They do not have service contracts and their appointments can be terminated (by

the Boards of Directors) without any compensation on termination. However, they may retain their share grants (if they have already served for at least one year) and may receive a departing gift of up to $25,000 in value.

2.3 COMPENSATION COMMITTEES (NOT AUDITED)

The membership of the Compensation Committees during the year consisted of four members who are deemed independent by the Boards of Directors:

- Randy Weisenburger (Chair);
- Jason Cahilly;
- Helen Deeble; and
- Laura Weil.

The members of the Compensation Committees are appointed by the Boards of Directors based on the recommendations of the Nominating & Governance Committees. Further details regarding the Compensation Committees (including the number of meetings of the Compensation Committees held in fiscal 2024 and the attendance of the members at such meetings) can be found in the Carnival plc Corporate Governance Report attached as Annex C to the Proxy Statement.

Details of the Compensation Committees' process for making compensation determinations, including the advice provided by internal colleagues and external advisors are set out in the "Process for Making Compensation Determinations" section in

Part I. As stated in Part I, FW Cook & Co., Inc. (together with its UK affiliated firm, FIT Remuneration Consultants LLP, which is a member of the Remuneration Consultants Group, the UK professional body, and complies with its code of conduct) were appointed by the Compensation Committees as their external advisors. The advisors were appointed following a tender process and are subject to an ongoing periodic review by the Compensation Committees of their independence and quality. They provide no other services to Carnival Corporation & plc and, accordingly, are considered independent by the Compensation Committees and to provide objective advice.

FW Cook and FIT Remuneration Consultants LLP have each provided their written consent to the form and content of their references in the Carnival plc Directors' Remuneration Report and the Proxy Statement.

Fees paid to the Compensation Committees' external advisors in fiscal 2024 were $311,716 to FW Cook and $21,149 to FIT Remuneration Consultants LLP, such fees being charged as an annual retainer for specified services and an hourly rate for any additional requested services and advice provided.

2.4 SHAREHOLDER VOTING ON REMUNERATION MATTERS (NOT AUDITED)

The Annual Meetings of Shareholders of Carnival Corporation and Carnival plc were held on April 5, 2024. The results of the shareholder vote on remuneration matters were as follows:

	FOR		AGAINST		ABSTAIN	BROKER NON-VOTES
Proposal	Number of Votes	%	Number of Votes	%	Number of Votes	Number of Votes
To hold a (non-binding) advisory vote to approve the fiscal 2023 compensation of the Named Executive Officers of Carnival Corporation & plc	615,132,160	96.9	19,873,699	3.1	1,762,394	201,653,034
To hold a (non-binding) advisory vote to approve the Directors' Remuneration Report (other than the part containing the Carnival plc Directors' Remuneration Policy set out in Section B of Part II of the Carnival plc Directors' Remuneration Report) (as set out in the annual report for the year ended November 30, 2023)	616,873,377	97.2	17,759,162	2.8	2,135,714	201,653,034

The last shareholder vote on the Carnival plc Directors' Remuneration Policy was held during the April 21, 2023 Annual Meetings of Shareholders of Carnival Corporation and Carnival plc, and the results of that vote were as follows:

	FOR		AGAINST		ABSTAIN	BROKER NON-VOTES
Proposal	Number of Votes	%	Number of Votes	%	Number of Votes	Number of Votes
To approve the Carnival plc Directors' Remuneration Policy set out in Section B of Part II of the Directors' Remuneration Report as set out in the annual report for the year ended November 30, 2022	510,280,823	98.2	9,221,491	1.8	19,335,742	235,161,369

Carnival Corporation & plc has a long-standing shareholder outreach program and routinely interacts with shareholders on a number of matters, including executive compensation. The Compensation Committees consider all constructive feedback received about executive compensation.

During fiscal 2024, we have continued to engage with shareholders to seek feedback on our compensation program, and to incorporate that feedback in our compensation discussions. We engaged with a significant number of our shareholders throughout the year. Our Senior Independent Director and Presiding Director (who is also the Chair of our Compensation Committees) participated in select meetings to discuss our compensation program.

The feedback we received throughout fiscal 2024 indicated that shareholders were pleased with the 2024 program structure as described in our 2024 Proxy Statement. As a result, the Compensation Committees maintained the quantitative and performance-based structure of our executive compensation program for fiscal 2025, as previously disclosed.

The Compensation Committees have and will continue to consider results from the annual shareholder advisory votes, including the next vote in April 2025, as well as other shareholder input, when evaluating executive compensation programs and policies.

2.5   PERFORMANCE GRAPH AND TABLE (NOT AUDITED)

The graphs below show a comparison of a hypothetical investment of $100 in Carnival Corporation common stock and Carnival plc ordinary shares against the S&P 500 index for the period from December 1, 2014 to November 30, 2024. The graphs have been calculated on a U.S. dollar basis. We consider S&P 500 index to be an appropriate index for purposes of this comparison as it is a broad-based index and Carnival Corporation has been a constituent of the index for many years.





The following table sets out, for our CEO, the total remuneration as seen in the Single Figure Table, the bonus paid as a percentage of the maximum opportunity and the number of shares that have vested against the maximum number of shares that could have been received over a 10-year period.

Year	Name	Single Figure of Total Remuneration ($000)	Annual Bonus as a % of Maximum	PBS Vesting as a % of Maximum	ERA Vesting as a % of Maximum	SEA Vesting as a % of Maximum
2024	Mr. Weinstein	17,424	94	N/A[1]	100[2]	N/A
2023	Mr. Weinstein	10,309	93	N/A[1]	N/A	N/A
2022	Mr. Weinstein[3]	1,899	55	38 / 90[4]	N/A	0
2022	Mr. Donald[3]	5,842	55	38 / 90[4]	N/A	0
2021	Mr. Donald	15,266	100	8	N/A	0
2020	Mr. Donald	4,587	0	16	N/A	0
2019	Mr. Donald	8,713	38	56	N/A	0
2018	Mr. Donald	12,704	78	72	N/A	N/A
2017	Mr. Donald	11,711	73	81	N/A	N/A
2016	Mr. Donald	32,132	76	94	N/A	N/A
2015	Mr. Donald	10,621	87	80	N/A	N/A

(1)   No PBS performance period ended in fiscal 2023 or fiscal 2024. The next PBS grant performance period, for the grant made in April 2023, will end November 30, 2025.

(2)   ERA is a one-time retention and business recovery incentive granted to Mr. Weinstein prior to his appointment as CEO. The performance period ended in fiscal 2024 and the incentive will be paid in February 2025.

(3)   The fiscal 2022 figures have been prorated for each individual to reflect the period in office as a CEO.

(4)   Reflects PBS percentages for 2022 consisting of the annual 2020 PBS vesting at 76.11% out of a possible 200% (or 38% as a percentage of maximum) and the 2020 sustainability PBS vesting at 135.56% out of a possible 150% (or 90% as a percentage of maximum), respectively. The 2020 sustainability PBS grants were made to Mr. Weinstein and Mr. Donald in 2020 and the program ended following the end of the performance period in 2022.

2.6   PERCENTAGE CHANGE IN PAY OF EACH DIRECTOR—FISCAL 2020 TO FISCAL 2024 (NOT AUDITED)

The prescribed pay elements are salaries, retainers, taxable benefits and annual bonus outcomes. Information in respect of global employees of Carnival plc is used for the purposes of this comparison, as required by the LMCG Regulations. The percentages have been calculated using a full-time equivalent weighted-average number of global employees of Carnival plc. The disclosure will build up over time to cover a rolling five-year period.

| Name | Year-on-year percentage change in pay of each Director compared to employee average | | | | | | | | | | | | | | |
| | 2024 | | | 2023 | | | 2022 | | | 2021 | | | 2020 | | |
	Salary/ Retainer (%)	Benefits (%)	Bonus (%)	Salary/ Retainer (%)	Benefits (%)	Bonus (%)	Salary/ Retainer (%)	Benefits (%)	Bonus (%)	Salary/ Retainer (%)	Benefits (%)	Bonus (%)	Salary/ Retainer (%)	Benefits (%)	Bonus (%)
Micky Arison	0	18.7	N/A	0	13.8	N/A	0	(22.3)	N/A	(100)	28.7	N/A	(69.1)	(7.8)	N/A
Sir Jonathon Band	10.7	N/A	N/A	0	0	N/A	0	0	N/A	59.1	0	N/A	(37.1)	(100.0)	N/A
Jason Glen Cahilly	13.6	0	N/A	0	0	N/A	0	0	N/A	59.4	0	N/A	(37.3)	(100.0)	N/A
Nelda J. Connors[1]	23.8	0	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Helen Deeble	13.6	0	N/A	0	0	N/A	0	0	N/A	59.4	0	N/A	(37.3)	0	N/A
Jeffrey J. Gearhart	11.3	0	N/A	20.9	0	N/A	0	0	N/A	168.3	0	N/A	N/A	N/A	N/A
Katie Lahey	13.6	0	N/A	0	0	N/A	0	0	N/A	59.4	0	N/A	(37.3)	(100.0)	N/A
Sara Mathew	7.3	N/A	N/A	2042.2	0	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Stuart Subotnick	10.7	0	N/A	0	0	N/A	0	0	N/A	59.1	0	N/A	(33.8)	(100.0)	N/A
Laura Weil	16.5	0	N/A	20.9	0	N/A	0	0	N/A	59.4	0	N/A	(37.3)	0	N/A
Josh Weinstein[2]	11.6	46.7	12.7	200.0	1600.1	405.9	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Randy Weisenburger	19.1	0	N/A	(11.3)	0	N/A	0	0	N/A	59.8	0	N/A	(29.5)	0	N/A
Employee Average	5.5	4.8	54.4	0.02	(25.1)	(16.1)	4.9	28.1	(53.1)	10.6	13.0	232.9	(2.0)	54.3	(11.1)

(1) Ms. Connors joined the Boards of Directors effective April 5, 2024.

(2) Mr. Weinstein was appointed to the Boards of Directors effective August 1, 2022. Year-on-year change figures were calculated using the pro-rated pay for the time he was CEO in fiscal 2022 and full year pay for subsequent years.

2.7   UK CEO PAY RATIO (NOT AUDITED)

In line with UK reporting requirements to which Carnival plc became subject in fiscal 2020, set out below are ratios which compare the total remuneration of the person(s) who served as our CEO(s), as included in Section 2.9 Single Figure Table, to the remuneration of the 25th, 50th and 75th percentile of UK employees of Carnival plc and its subsidiaries. The disclosure will build up over time to cover a rolling 10-year period.

| Fiscal Year | Method | PAY RATIO | | |
		25th Percentile	50th Percentile (median)	75th Percentile
2024	Option A	540:1	990:1	1,504:1
2023	Option A	960:1	607:1	301:1
2022	Option A	753:1	440:1	202:1
2021	Option A	2,083:1	1,359:1	424:1
2020	Option A	184:1	106:1	58:1

The pay ratios have been calculated using Option A as we consider this the most straight-forward approach from the options available in the LMCG Regulations and is consistent with the information and methodology used in determining the U.S. CEO Pay Ratio disclosed in the Proxy Statement. Option A requires the calculation and ranking, from lowest to highest, of the pay and benefits of UK employees for the relevant fiscal year, to identify those at the 25th, 50th and 75th percentiles. The total CEO pay for fiscal 2024 is $17,423,151.

The base salary and total remuneration received during the fiscal 2024 year by the indicative employees as of September 30, 2024 on a full-time equivalent basis used in the above analysis are set out below:

	25th Percentile ($)	50th Percentile (median) ($)	75th Percentile ($)
Base Salary	11,584	17,595	32,293
Total Remuneration	11,584	17,595	32,293

The figures above include gratuities directly billed to our guests, if applicable, but excludes any cash gratuities that may be paid directly to an employee by guests. It also excludes room and meals, transportation to and from the ship, and medical care, which are provided to our crew members without charge.

Factors influencing this year's result include the 2024 annual bonus and 2022 ERA incentive program outcomes for the CEO.

The UK CEO Pay Ratio is likely to vary, potentially significantly, over time since it will be driven largely by variable pay outcomes for our CEO and changes in our employee population over time. As a result, and depending on our performance and employee population, the UK CEO Pay Ratio could increase or decrease significantly in future fiscal years. For the reasons described above, the median ratio may not be representative of our pay and progression policies.

2.8 RELATIVE IMPORTANCE OF SPEND ON PAY (NOT AUDITED)



(1) No profits were distributed by way of dividend or by way of share buyback during fiscal 2024 and fiscal 2023.

(2) Overall expenditure on pay has been calculated on a broadly consistent approach to the standard UK approach to calculating this amount and includes all global staff using normal accounting conventions for benefits and includes expected value assumptions in respect of share grants and so is not consistent with methodologies used elsewhere in this Part II.

2.9   SINGLE FIGURE TABLE (AUDITED)

EXECUTIVE DIRECTORS

The compensation of the Executive Directors of Carnival Corporation and Carnival plc for fiscal 2024 and 2023 is as follows:

| | | Executive Director | | |
| | | Josh Weinstein | | Micky Arison | |
$000		2024	2023	2024	2023
Salary		1,395	1,250	0[(1)]	0
Benefits[(2)]		641	437	127	107
Pension[(3)]		13	11	0	0
Total – Fixed		2,049	1,698	127	107
Annual Bonus[(4)]		5,242	4,650	—	—
2022 ERA Performance Incentive[(5)]		7,500	—	—	—
Equity Grants	Multi-Year Incentives (performance-based)[(6)]	0	0	—	—
	Other Equity Grants[(7)] (time-based)	$ 2,633	3,961	—	—
Total – Variable		15,375	8,611	—	0
Total		17,424	10,309	127	107

(1)   Effective April 1, 2020, at Mr. Arison's request, Carnival Corporation suspended his salary. The suspension remained in effect through November 30, 2024.

(2)   Details of the matters for Mr. Weinstein provided within "Benefits" are disclosed in (and taken from) the "All Other Compensation" table in the "Compensation Tables" section of the Proxy Statement (other than employer contributions to Mr. Weinstein under the Carnival Corporation Fun Ship Savings Plan, a 401(k) plan, which are included in "Pension"). Benefits provided to Mr. Weinstein include ($000): compensation in lieu of Savings Plan profit-sharing contributions ($531), private medical health insurance costs ($66.7), automobile lease or allowance ($24), and the following other benefits: spousal meals ($12); tax planning and return preparation fees ($3.5); accidental death or dismemberment and disability and life insurance premiums ($2.4); and personal travel ($1.5). Benefits provided to Mr. Arison include ($000): private medical health insurance costs ($61.5), driver and security ($31.4), automobile lease or allowance ($20), and the following other benefits: automobile repair and expenses ($8.3); payments to cover premiums on certain benefits and associated tax gross up ($3.6); accidental death or dismemberment and disability and life insurance premiums ($2); and spousal meals ($0.7). Consistent with past practice, benefits reflect the position under U.S. rules as no UK tax is payable.

(3)   Represents employer contributions under the Carnival Corporation Fun Ship Savings Plan, a 401(k) plan.

(4)   Details of the performance measures and targets applicable to the annual bonus for fiscal 2024 are set out in "Implementation of Approved Policy" section above and in the "Annual Bonuses" section in Part I of the Carnival plc Directors' Remuneration Report. No element of the annual bonus is subject to deferral.

(5)   Details of the performance measures and targets applicable to the ERA, a one-time retention and business recovery incentive granted in 2022, are set out in the "Earnings Recovery Alignment Performance Incentive Program" section in Part I of the Carnival plc Directors' Remuneration Report. The ERA was granted to Mr. Weinstein prior to becoming CEO and Director.

(6)   No multi-year incentive programs concluded in fiscal 2023 or fiscal 2024.

(7)   The 2024 amount includes the value of the 2024 TBS grant which is subject to time vesting and continued employment.

NON-EXECUTIVE DIRECTORS

Compensation of our Non-Executive Directors is set by the Boards, upon recommendation of the Compensation Committees following the Compensation Committees' annual review of Director compensation. No Non-Executive Director is involved in approving their own compensation.

The compensation of the Non-Executive Directors of Carnival Corporation and Carnival plc for fiscal 2024 is as follows. The format is different from the preceding table for Executive Directors as certain aspects (such as bonus and pension) do not apply to Non-Executive Directors.

2. IMPLEMENTATION SECTION

	Fees		Restricted Stock		Total	
	2024	**2023**	**2024**[1]	**2023**	**2024**	**2023**
Non-Executive Director	$(000)					
Sir Jonathon Band	155	140	190	175	345	315
Jason Glen Cahilly	125	110	190	175	315	285
Nelda J. Connors[2]	78	N/A	190	N/A	268	N/A
Helen Deeble	125	110	190	175	315	285
Jeffrey J. Gearhart	148	133	190	175	338	307
Katie Lahey	125	110	190	175	315	285
Sara Mathew	118	110	190	76	308	285
Stuart Subotnick	155	140	190	175	245	315
Laura Weil	155	133	190	175	245	307
Randy Weisenburger	206	173	190	175	396	347

(1) The reported figures are the value of the grants made during the year using April 8, 2024 closing price of a share of Carnival Corporation common stock ($15.66).

(2) Ms. Connors joined the Boards in April 2024.

The Non-Executive Directors did not receive any benefits in fiscal 2024 and 2023, other than Sir Jonathon and Ms. Mathew who received a benefit in 2024 representing the incremental cost of them and their spouse sailing on a cruise ($210 each) and Mr. Cahilly and Ms. Lahey who received a benefit in 2023 representing the incremental cost of their spouses sailing on a cruise ($105 each). The aggregate emoluments (being salary, bonuses, fees and benefits, and excluding long-term incentives and pensions) of all Directors during fiscal 2024 were approximately $8.8 million.

2.10 SCHEME INTERESTS MADE TO DIRECTORS IN FISCAL 2024 (AUDITED)

The LMCG Regulations require disclosure of grants made in the year plus a table of aggregate outstanding grants, separately detailing grants that vest in the year. The latter information is included in Section 2.11 Directors' Shareholding and Share Interests below.

Director	Grant Date	Plan[1]	Number of Shares	Face Value[2] ($)	Threshold Vesting Level[3] (%)	Vesting Level at Maximum Performance[3] (%)	Anticipated Vesting Date(s)
Micky Arison	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Josh Weinstein	4/8/2024	TBS	168,119	2,632,744	N/A	100	4/21/2025, 2026, and 2027
	4/8/2024	PBS[4]	392,278	6,143,073	50	200	4/21/2027
Sir Jonathon Band	4/8/2024	Restricted Stock	12,141	190,128	N/A	100	4/21/2027
Jason Glen Cahilly	4/8/2024	Restricted Stock	12,141	190,128	N/A	100	4/21/2027
Nelda J. Connors	4/8/2024	Restricted Stock	12,141	190,128	N/A	100	4/21/2027
Helen Deeble	4/8/2024	Restricted Stock	12,141	190,128	N/A	100	4/21/2027
Jeffrey J. Gearhart	4/8/2024	Restricted Stock	12,141	190,128	N/A	100	4/21/2027
Katie Lahey	4/8/2024	Restricted Stock	12,141	190,128	N/A	100	4/21/2027
Sara Mathew	4/8/2024	Restricted Stock	12,141	190,128	N/A	100	4/21/2027
Stuart Subotnick	4/8/2024	Restricted Stock	12,141	190,128	N/A	100	4/21/2027
Laura Weil	4/8/2024	Restricted Stock	12,141	190,128	N/A	100	4/21/2027
Randy Weisenburger	4/8/2024	Restricted Stock	12,141	190,128	N/A	100	4/21/2027

(1) The terms of PBS and TBS incentive programs to Mr. Weinstein and the terms of restricted stock grants to Non-Executive Directors and the basis on which these grants are made are summarized in the table above are described in the "Non-Executive Director Compensation" and "Compensation Tables" sections of the Proxy Statement. Although subject to a future vesting date, a Non-Executive Director restricted stock grant becomes non-forfeitable one year after their first election to the Boards.

(2) Face values for all grants are calculated using the closing prices of a share of Carnival Corporation common stock at the relevant grant date, being $15.66 at April 8, 2024 for Mr. Weinstein and all Non-Executive Directors.

(3) The restricted stock grants to Non-Executive Directors do not include performance conditions.

(4) The face value of this grant reflects the target value. The performance period is fiscal 2024 to 2026. If the performance conditions are fully met, vesting may be at up to 200% of the percentage indicated of the target number of shares where indicated.

2.11   DIRECTORS' SHAREHOLDING AND SHARE INTERESTS (AUDITED)

The stock ownership policies for Executive and Non-Executive Directors provide that all Executive and Non-Executive Directors are required to own shares (inclusive of unvested restricted shares, RSUs and shares in a trust beneficially owned by a Director) of either Carnival Corporation common stock or Carnival plc ordinary shares with a value equal to six times base salary for the CEO and the Executive Chair and five times the cash retainer for Non-Executive Directors while they are employed or serving. All new Directors must achieve this requirement no later than five years from the date of their initial appointment or election to the Boards by the shareholders. The stock ownership policies for Executive and Non-Executive Directors provide that a Director will be deemed to be in compliance with the ownership requirements if the decline in the

Carnival Corporation or Carnival plc share price results in the Director falling below the applicable ownership level, provided that they were in compliance prior to the share price movement and do not sell or transfer ownership of any such shares until after the ownership target has again been achieved, unless otherwise approved by the Boards of Directors. Each of the Directors serving in fiscal 2024 is in compliance with this Board-mandated requirement. having met the required ownership target, except Ms. Connors who is in compliance by virtue of being in the initial five-year period.

The following table shows the total outstanding shares as at November 30, 2024 under any incentive plans, as well as shares that vested during fiscal 2024:

	Shares (including Restricted Shares and RSUs)		
Directors	Grants Without Performance Conditions That Have Not Vested[1]	Grants With Performance Conditions That Have Not Vested	Number of Shares Acquired on Vesting
EXECUTIVE DIRECTORS			
Micky Arison	—	—	—
Josh Weinstein	385,278	1,265,412	183,330
NON-EXECUTIVE DIRECTORS			
Sir Jonathon Band	40,338	N/A	6,804
Jason Glen Cahilly	40,338	N/A	6,804
Nelda J. Connors	12,141	N/A	—
Helen Deeble	40,338	N/A	6,804
Jeffrey J. Gearhart	40,338	N/A	6,804
Katie Lahey	40,338	N/A	6,804
Sara Mathew	37,943	N/A	—
Stuart Subotnick	40,338	N/A	6,804
Laura Weil	40,338	N/A	6,804
Randy Weisenburger	40,338	N/A	6,804

(1)   Restricted shares granted to the Non-Executive Directors are subject to service conditions prior to the anniversary of their first election to the Boards and are forfeitable until that time.

All Directors receive Carnival Corporation common stock, which are denominated in U.S. dollars.

Details of the Directors' interests and their connected persons are as follows*:

Director	Carnival plc		Carnival Corporation	
	November 30, 2023	November 30, 2024	November 30, 2023**	November 30, 2024**
Micky Arison	—	—	121,136,034	85,670,611[1]
Sir Jonathon Band	—	—	71,148	65,789
Jason Glen Cahilly	—	—	57,247	69,388
Nelda J. Connors[2]	N/A	—	N/A	12,141
Helen Deeble	—	—	59,956	72,097
Jeffrey J. Gearhart	—	—	49,510	61,651
Katie Lahey	—	—	54,498	66,639
Sara Mathew	—	—	25,802	37,943
Stuart Subotnick	—	—	102,067	114,208
Laura Weil	—	—	101,263	113,405
Josh Weinstein	—	—	44,083	155,216[3]
Randy Weisenburger	—	—	1,339,606	1,351,747[4]

* For consistency with the "Share Ownership of Certain Beneficial Owners and Management" section of the Proxy Statement, the above table includes restricted stock (but not RSUs) held. For RSUs held by Josh Weinstein, the only Director who holds RSUs, see the first and second columns in the prior table.

** As part of the establishment of the DLC arrangement, Carnival plc issued a special voting share to Carnival Corporation, which transferred such share to the trustee of the P&O Princess Special Voting Trust (the "Trust"), a trust established under the laws of the Cayman Islands. Shares of beneficial interest in the Trust were transferred to Carnival Corporation. The trust shares represent a beneficial interest in the Carnival plc special voting share. Immediately following the transfer, Carnival Corporation distributed such trust shares by way of a dividend to holders of shares of common stock of Carnival Corporation. Under a pairing agreement, the trust shares are paired with, and evidenced by, certificates representing shares of Carnival Corporation common stock on a one-for-one basis. In addition, under the pairing agreement, when a share of Carnival Corporation common stock is issued to a person after the implementation of the DLC arrangement, a paired trust share will be issued at the same time to such person. Each share of Carnival Corporation common stock and the paired trust share may not be transferred separately. Each share of Carnival Corporation common stock and the paired plc special voting share are listed and trade together on the New York Stock Exchange under the ticker symbol "CCL." Accordingly, each holder of Carnival Corporation common stock is also deemed to be the beneficial owner of an equivalent number of trust shares.

(1) Includes (i) 968,683 shares of common stock held by the Nickel KA 2022 Annuity Trust No. 1, (ii) 1,287,758 shares of common stock held by the Nickel KA 2022 Annuity Trust No. 2, (iii) 304,217 shares of common stock held by the Nickel KA 2023 Annuity Trust No. 1, (iv) 690,496 shares of common stock held by the Nickel KA 2024 Annuity Trust No. 1, (v) 80,736,445 shares of common stock held by MA 1994 B Shares, L.P., (vi) 841,506 shares of common stock held by the NA 2017-08 Trust and (vii) 841,506 shares held by the KA 2017-08 Trust.

(2) Ms. Connors joined the Boards effective April 5, 2024.

(3) Holdings are net of shares sold or withheld to cover tax.

(4) Includes 961,238 shares held by Mile 26 Capital LLC.

There were no changes in the above share interests between December 1, 2024 and January 13, 2025, the latest practicable date.

2.12 TOTAL PENSION ENTITLEMENTS (AUDITED)

Mr. Arison continues to be eligible for a benefit under the Carnival Corporation Nonqualified Retirement Plan for Highly Compensated Employees (the "Retirement Plan"). Mr. Arison's benefits under the Retirement Plan were calculated based on age, length of service with Carnival Corporation and the average of his five highest consecutive years of compensation out of the last 10 years of service. The benefit formula provides an annual benefit accrual equal to 1% of his earnings for the year up to "covered compensation" plus 1.6% of earnings for the year in excess of covered compensation then multiplied by his years of service up to a maximum of 30 years of credited service. The elements of compensation to determine his benefits were his base salary and annual bonus up to the U.S. statutory limitations under Section 401(a)(17) of the U.S. Internal Revenue Code. Mr. Arison's accrued benefit was fully paid out in March 2020. It is not expected that Mr. Arison will accrue any additional benefits under the Retirement Plan under the terms of the program. Mr. Weinstein is not eligible to participate in the Retirement Plan.

Details of the retirement benefits of current Executive Directors arising from their participation in defined benefit pension arrangements are as follows:

Executive Director	Accrued Benefit[1] at Nov. 30, 2024 ($000)	Increase in Accrued Benefits including Inflation ($000)	Value of Increase in Accrued Benefits Net of Inflation and Directors' Contributions ($000)
Micky Arison	0	0	0
Josh Weinstein	—	—	—

(1) The accrued benefit is that pension which would be paid annually on retirement at the normal retirement age of 65 under the Retirement Plan based on service to November 30, 2024. Current Directors are not entitled to any early retirement benefits.

2.13 PAYMENTS FOR LOSS OF OFFICE (AUDITED)

No payments for loss of office (as that term is defined in the LMCG Regulations) were made during the year.

2.14 PAYMENTS TO PAST DIRECTORS (AUDITED)

Upon completion of the DLC transaction, Lord Sterling was appointed as Life President of P&O Cruises and Special Adviser to Micky Arison, Chair of Carnival Corporation & plc. As Special Adviser, Lord Sterling is entitled to receive fees for his services at the rate of £25,000 per year payable in quarterly installments in arrears.

2.15 PROVISION 40 DISCLOSURES

The Compensation Committees believe that Executive Director remuneration policy and practices address all of the factors listed in Provision 40 of the UK Corporate Governance Code, as outlined below:

Clarity	Our compensation structure for Executive Directors is clearly and transparently explained and disclosed. We provide detailed disclosures on the performance measurements and vesting schedules used in annual and long-term incentives. We also conduct shareholder outreach to ensure shareholders understand our executive compensation program, and take into consideration their feedback, along with the results from the annual shareholder advisory votes on compensation-related matters.
Simplicity	Our compensation program for our Executive Directors includes elements that are disclosed and explained in detail and that link compensation for our CEO, the only Executive Director that received salary, annual incentive and long-term incentives in fiscal 2024, to our long-term success and interests of our shareholders.
Predictability	Target values, performance metric ranges and formulas for all performance-based compensation elements and payout ranges for bonuses are disclosed and explained. Use of discretion, if any, is also disclosed and explained.
Proportionality	The annual and long-term incentives for our CEO in fiscal 2024 are linked to the fulfilment of quantitative performance measures and align the CEO's compensation with our long-term performance and long-term value creation for our shareholders. The Compensation Committees retain discretion to ensure that rewards under the incentives reflect performance.
Risk	Our Compensation Committees conduct an annual assessment, with support from management and the Compensation Committees' independent consultants, to ensure our executive compensation program does not encourage excessive risk taking. Our executive compensation program is based on a pay-for-performance philosophy and provides a mix of long-term and short-term cash and equity incentives that is intended to motivate management to drive performance in short and long term and align interests with our shareholders. Bonus payout is limited to 200% and performance ranges for all long-term incentives are disclosed and limited. Our policy limits the risk of unfair or excessive remuneration through the following measures: • clearly defined limits on the maximum opportunities of incentives; • powers of discretion for our Compensation Committees to adjust formulaic outcomes of incentives to ensure payouts are aligned to performance; and • malus and clawback provisions on all incentives.
Alignment with Culture	Our CEO's compensation in fiscal 2024 is designed to drive behavior aligned with our culture, values and strategy, for example by tying annual and long-term incentives to achievement of health, environment, safety, security and sustainability measures, in addition to operating performance metrics. We also have a stock ownership policy which sets minimum shareholding requirements for our Executive Officers and all Directors.

Section 3: Directors' Remuneration Policy (not audited)

The following section contains the material required to be set out in the 2025 Policy for the purposes of Part 4 of the LMCG Regulations. The Compensation Committees are proposing a new 2025 Policy at the 2025 Annual General Meeting primarily to permit us to enter into service agreements with Executive directors, increase to the cash retainer cap for Non-Executive Directors, allow for grants of unrestricted stock to Non-Executive Directors, and to facilitate certain other minor changes, as described under "Changes to the Policy" in Section 3.1. If approved by shareholders, the 2025 Policy is to take effect from April 16, 2025 (being the date of the Annual General Meeting).

3.1 FUTURE POLICY TABLES

GENERAL STATEMENT ON POLICY

The future policy tables set forth below apply in respect of the Directors. Once approved by the shareholders at the 2025 Annual General Meetings, they have mandatory force, which means that payments (whether of remuneration or for loss of office) may not be made outside the scope of the 2025 Policy without prior shareholder approval of an amendment to the 2025 Policy unless the payment (i) is required to be made as part of a legal obligation entered into before June 27, 2012 and such obligation has not been amended or renewed since, (ii) was agreed at a time where a previous policy, approved by shareholders, was in place provided the payment is in line with the terms of that policy, or (iii) was agreed at a time when the relevant individual was not a Director of Carnival plc and the payment was not in consideration for the individual becoming a Director of Carnival plc. The 2025 Policy is in a similar format to the 2023 Policy and all key changes are summarized in an additional column to the tables. For a description of the Boards' processes to identify and mitigate conflicts of interests, please refer to "Board Balance and Independence" in the Carnival plc Corporate Governance Report.

EXECUTIVE DIRECTORS

Element	Purpose and Link to Strategy	Operation	Maximum	Performance Conditions	Changes to the Policy
CONTEXT OF POLICY	As a U.S. headquartered business with most senior executives based in the U.S., the Compensation Committees' overall approach to total compensation is to set pay by reference to U.S. market practice. Similarly, the design of bonus and long-term incentives is largely driven from a U.S. context. All Executive Directors serving in fiscal 2024 or anticipated to serve in fiscal 2025 were located in the U.S. Carnival plc has been advised that, to comply with the regulations, each element of pay needs to be subject to a monetary limit. Those limits are to ensure such compliance and are not reflective of any form of aspiration and are unlikely to have any practical impact on setting appropriate compensation levels.				
BASE SALARY	Provide a baseline level of fixed compensation that reflects level of responsibility.	Salaries are reviewed after results for the prior fiscal year are available. Salaries may be increased if merited by performance or other market factors to attract or retain our executives. Each year a competitive market review is undertaken to assist the Compensation Committees in their assessments. This assessment is undertaken against companies that the Compensation Committees consider to be appropriate. This data is used to inform considerations rather than to benchmark to any particular peer group level and the Compensation Committees apply appropriate judgment in consideration of the data.	As a consequence of the LMCG Regulations, the Compensation Committees need flexibility to consider appropriate increases so will operate to an individual cap of $2.5 million per annum with this level increasing from the date of approval by the increase from the date of approval in U.S. Consumer Price Index or (a similar measure of inflation if this ceases to be readily available). It will apply the factors set out in the previous column in considering salary adjustments and will not automatically gravitate to the maximum.	None.	None.
ANNUAL BONUS	To focus executives' attention on achieving outstanding Carnival Corporation & plc performance against pre-determined financial targets as well as other relevant measures.	The annual bonus plan is referred to as the Carnival Corporation & plc Management Incentive Plan ("MIP"). Performance measures are chosen for each performance period to focus participants on achieving appropriate financial performance results as well as other relevant measures. At or following the commencement of each fiscal year, the Compensation Committees determine the target bonus for each participant by reference to such metrics they consider to be appropriate.	200% of target bonus. The Compensation Committees reserve the right to reduce (but not increase) this percentage. Target bonuses may be set on such basis as the Compensation Committees consider to be appropriate and, in particular, may be adjusted each year to reflect changes in the performance metrics for the year.	The Compensation Committees may set such performance measures and targets for the annual bonus as they consider appropriate. These performance measures may be financial or non-financial and corporate, divisional or individual and in such proportions as the Compensation Committees consider appropriate.	None.

Element	Purpose and Link to Strategy	Operation	Maximum	Performance Conditions	Changes to the Policy
	Provides flexibility in rewarding favorable individual and overall company performance.	Following the end of each fiscal year, the Compensation Committees confirm the performance condition outcomes and the preliminary bonus for each participant. This preliminary bonus is then moderated, which may increase or decrease the final bonus amount — see performance conditions. Bonuses are all currently paid in cash although the Compensation Committees reserve discretion to build in the ability to defer part of the bonus (whether into cash or shares). It is currently anticipated that the bonus will continue to be cash settled.	The target levels are set for each fiscal year as described in the preceding column. The LMCG Regulations refer to the need to set a maximum which will apply for up to a three-year period. The Compensation Committees will not set a target level in excess of $5 million per Director.	The starting point for assessment of any financial targets will normally be to review the reported figures in the Annual Report although the Compensation Committees may make adjustments to the reported figures to determine a position which, in their view, better reflects the underlying performance. No payout is earned unless the threshold level of performance is met. At threshold, target and maximum, such level as the Compensation Committees determine for that year (currently: 50%, 100% and 200% of target respectively) will be provisionally granted. However, this amount is not thereby guaranteed as such provisional figure is subject to the Compensation Committees considering wider performance under the moderation described below. Moderation The Compensation Committees may moderate (up or down but in all cases subject to the over-riding bonus cap for that year) the preliminary bonus outcomes in relation to financial outcomes taking account of both technical factors (such as the impact of changes in accounting principles), unusual gains and losses and other events outside the control of management and individual performance (such as successful implementation of strategic initiatives) as more fully detailed in Part I. Such moderation is a judgmental assessment by the Compensation Committees and not subject to formulae.	

Element	Purpose and Link to Strategy	Operation	Maximum	Performance Conditions	Changes to the Policy
LONG-TERM INCENTIVE COMPENSATION	• To recognize scope of responsibilities • To reward demonstrated performance and leadership • To motivate future superior performance • To align the interests of the executive with our shareholders' long-term interests • To encourage the retention of key executives	Each of Carnival Corporation & plc has adopted broad omnibus plans—the Carnival Corporation 2020 Stock Plan and the Carnival plc 2024 Employee Share Plan. Each of these plans permit equity grants to be made in a wide variety of forms including market value options, stock appreciation rights ("SARs") and restricted stock or restricted stock unit grants and cash-based awards, each of which may or may not be subject to vesting performance measures as the Compensation Committees consider appropriate. The Compensation Committees reserve the right to use all aspects of the omnibus plans as approved by the shareholders. Current practice (but without limiting the powers within the plan rules) is to operate a program under which one or more forms of grants are made each year. These may include, but are not limited to: • Performance-Based Share ("PBS") Grants: — subject to a three-year performance-based vesting; — allocations determined by taking account of aggregate market positioning of total direct compensation; — allow a maximum vesting of up to 200% of the number of shares granted as the target grant with 50% (although different percentages may apply to future grants) of target payable for achieving the threshold; and — no entrenched vesting regardless of performance on retirement included.	The Carnival Corporation 2020 Stock Plan and Carnival plc 2024 Employee Share Plan rules have individual maximum limits and the Compensation Committees operate to these limits. As those rules were drafted without regard to the UK regulations, the Compensation Committees have set a separate limit that grants, under all aspects of the plans, will not exceed $25 million in the year of grant. This figure looks at levels before the application of any performance multiplier and looks at the cash value used to determine awards whether cash or equity denominated (if equity denominated, the cash amount will be converted to shares using a share price at or near to the date of grant or as a fixed number of shares). Under the rules, if options are granted, they are valued at one-third of the grant date value. It should be noted that this inner limit has been drafted to comply with the UK regulations and does not reflect an intent or aspiration (the CEO's fiscal 2025 target value is $11.5 million). In practice, awards will be made having regard to competitive compensation data in the U.S. (and elsewhere as the Compensation Committees consider relevant) and to the Compensation Committees' assessment as to what is appropriate in light of business strategy, competitive data and the experience and caliber of the individuals.	The balance and mix of equity grants will be set at the discretion of the Compensation Committees and the Compensation Committees may set such performance conditions on the performance grants as they consider appropriate (whether financial, which may include, but not be limited to, earnings before interest and taxes ("EBIT"), operating income ("OI"), return on invested capital ("ROIC") or total shareholder return ("TSR") and/or non- financial and whether corporate, divisional or individual). The plans allow the Compensation Committees to exercise negative discretion, to reduce or eliminate the formulaic results of a performance grant. Performance grants may not be subject to additional performance conditions after the initial performance condition used to determine grant value is completed as the size of the initial grant may be determined by reference to pre-grant performance assessment.	None.

Element	Purpose and Link to Strategy	Operation	Maximum	Performance Conditions	Changes to the Policy
LONG-TERM INCENTIVE COMPENSATION (CON'T)		• Time-Based Share ("TBS") Grants: subject to a three-year annual pro-rata vesting; allocations determined by taking account of aggregate market positioning of total direct compensation. Each form of performance or time-vested grant may be structured as restricted stock units with dividend equivalents accrued to vesting. In practice, PBS and TBS grants have been structured as restricted stock units and dividend equivalents have accrued to vesting. Consistent with US practice, once vested, the recipient may hold or sell the shares, subject to our Stock Ownership Policy. While not currently utilized for Executive Directors, the share plans described above permit the operation of share options and SARs and the grant of fully vested unrestricted stock. Both options and SARs operate similarly, with a market value "strike price" and vesting schedules to be determined at the time of grant in accordance with prevailing practice. The difference between share options and SARs relates only to the settlement process, with the exercise of SARs being satisfied by the issue or transfer of shares equal to the holder's gain net of exercise prices and all relevant payroll taxes. Carnival Corporation & plc will honor the vesting of all grants made under previous policies in accordance with the terms of such grants.			

Element	Purpose and Link to Strategy	Operation	Maximum	Performance Conditions	Changes to the Policy
BENEFITS	To provide perquisites representative of common practice for Executive Directors and to enable the Executive Director to give maximum attention to their role.	The Compensation Committees review perquisites provided periodically. Details are set out in the All Other Compensation table in the Executive Compensation section of the Proxy Statement and may include, but are not limited to: • various insurance policies • automobile lease or allowance • personal use of aircraft • other personal air travel • tax planning and return preparation fees • driver and security • the ability to take cruises under the cruise policy • living accommodations and maintenance (where considered appropriate) • relocation expenses While the Compensation Committees do not consider it to form part of benefits in the normal usage of that term, they have been advised that travel and/or corporate hospitality (whether paid for by Carnival Corporation & plc or another and whether provided to the Director or a family member) may technically come within the UK definition so the Compensation Committees expressly reserve the right for Carnival Corporation & plc to authorize attendance at such activities within its agreed policies. Executive Directors are also eligible to participate in the employee stock purchase plans (or if applicable to them, equivalent non-U.S. plans) operated by Carnival Corporation & plc, in line with U.S. Internal Revenue Service or UK Her Majesty's Revenue and Customs guidelines, on the same basis as for other eligible employees.	The Compensation Committees reserve discretion to introduce new benefits where they conclude that it is in the interests of the Carnival Corporation & plc to do so, having regard to the particular circumstances and to market practice. The LMCG Regulations require that a maximum is prescribed for each element of compensation. It is not possible to prescribe the likely change in the cost of insured benefits or the cost of some of the other reported benefits so a monetary limit of $1 million per executive has been set although, the Compensation Committees will monitor the costs in practice and ensure that the overall costs do not increase by more than what the Compensation Committees consider to be appropriate in all the circumstances. Consistent with prior years, the benefits have been valued in this Part II on a consistent basis to the Executive Compensation section of the Proxy Statement and the above limit will be assessed on this basis.	N/A	None.

Element	Purpose and Link to Strategy	Operation	Maximum	Performance Conditions	Changes to the Policy
PENSIONS	To attract and retain our Executive Directors.	Defined benefit pension provision was fixed due to U.S. tax changes in 2009. For the CEO and new employees, the current approach is for them to join the all-employee pension arrangements (a qualified 401(k) savings plan) on the same basis as all U.S. employees of Carnival Corporation. While no change to the policy on pension provision is currently anticipated, the Compensation Committees reserve the right to consider the appropriate policy having regard to the needs of the companies and to relevant market data. Carnival Corporation & plc will honor the pensions obligations entered into under all previous policies in accordance with the terms of such obligations.	Details are set out in the table of "Total Pension Entitlements" in the Part I above. As indicated in the previous section, the LMCG Regulations require the Compensation Committees to operate with an overall cap for each element of remuneration and so a figure of $1 million per year of annual accrued value per Executive Director has been selected although the Compensation Committees will also ensure that the costs operate within an inner limit of being aligned to the pension arrangements available to all or most U.S. employees of Carnival Corporation.	N/A	To reflect changes made to the qualified 401(k) savings plan whereby "highly compensated" employees as defined under the Internal Revenue Code no longer participate in the profit share provisions of the plan.
STOCK OWNERSHIP GUIDELINES	For Executive Directors to build and maintain a long-term ownership position.	The guidelines are not contractual and no penalty arises if the Executive Director does not comply. Under the guidelines, shares owned outright by the executive and their immediate family (and related trusts) together (and consistent with U.S. practice) with any outstanding time vested grants count towards the guidelines. The Compensation Committees reserve the right to amend these guidelines as they consider appropriate. The Committees note that the headline level of these guidelines is higher than is typical in for UK companies which is appropriate given our approach of following U.S. practices. Consistent with practice in the U.S., such guidelines do not continue following an executive's departure (although such an executive may continue to be at risk of recoupment under our clawback policies for a period).	Mr. Weinstein—six times base salary Mr. Arison—six times base salary Other senior executives have guideline levels of three or four times base salary. The Compensation Committees reserve the right to increase (but not reduce) these stock ownership guidelines.	N/A	None.

Element	Purpose and Link to Strategy	Operation	Maximum	Performance Conditions	Changes to the Policy
CLAWBACK POLICY		The Committees review the appropriateness of these provisions from time to time and reserve the right to amend them as they consider appropriate. Currently, Carnival Corporation & plc has a clawback policy adopted to comply with the requirements of the U.S. Dodd- Frank Wall Street Reform Act (the "Clawback Policy") applicable to performance incentives. In the event Carnival Corporation & plc are required to prepare an accounting restatement of the financial statements due to material non-compliance with any financial reporting requirement under the U.S. federal securities laws (including any such correction that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period) Carnival Corporation & plc shall recover the amount of any incentive-based compensation received during the recovery period that exceeds the amount that otherwise would have been received had it been determined based on the restated financial statements.

Incentive-based compensation is currently also subject to additional clawback provisions that may also be modified from time to time but currently apply in the case of fraud, negligence, intentional or gross misconduct or other wrongdoing on the part of an individual that results in a material restatement of the issued financial statements. | | | To add our Clawback Policy and practices as a separate section with detail on the policy adopted to comply with U.S. Dodd-Frank Wall Street Reform Act requirements. Additional clawback information was previously described in the "Annual Bonus" and "Long-Term Incentive" sections. |

Notes:

(1)   The rationale for all performance measures and the process for setting performance targets are explained in the relevant sections of the table.

(2)   The general principle of the 2025 Policy is to remunerate people for their personal responsibility and contribution. To deliver this, different reward mechanisms are used for different populations. Where the reward mechanisms differ, they reflect the appropriate market rate position for the relevant roles.

NON-EXECUTIVE DIRECTORS

Element	Purpose and link to strategy	Operation	Maximum	Performance Conditions	Changes to the Policy
NON-EXECUTIVE DIRECTORS' CASH RETAINER	To appropriately compensate Non- Executive Directors of the highest caliber.	Fee levels are periodically reviewed by the Boards (without the Non-Executive Directors voting on such matters, though to ensure coherence of approach, the Compensation Committees may make recommendations to the Boards) having regard to external comparators. The Boards exercise judgment as to what they consider to be reasonable in all the circumstances both as regards quantum and the mix of pay and do not apply a strict mathematical approach to assessing such levels (i.e. they do not automatically apply a median level). Within the stated maximum, the Boards reserve the right to consider how to structure the Non-Executive Directors' fees and whether to utilize a general retainer, committee membership, chairmanship, attendance fees, or board attendance or time-based or travel allowances. Currently, the Non-Executive Directors receive an annual cash retainer fee. Fees are currently paid quarterly (but this may be varied). Non-Executive Directors also receive reimbursement of travel related expenses.	Under the LMCG Regulations, Non-Executive Directors are equally subject to policy caps as their executive colleagues. Accordingly, the Boards will operate within a cash cap per individual of $300,000 (which may be doubled in the case of a non-executive chair). However, should the Boards cease to make restricted share grants as detailed below, the cap for Directors' cash retainer stated above may be increased by the maximum value of the cap relating to restricted share grants.	None.	To increase the cash retainer cap by $50,000. This is the first increase since 2017.
ANNUAL STOCK GRANTS	To appropriately compensate Non- Executive Directors of the highest caliber. To align Non-Executive Directors' interests with those of shareholders.	Non-Executive Directors receive annual share grants at such level as the Boards consider to be appropriate. Grants may, but are not required to, be subject to vesting or restrictions. Current practice is for grants to remain restricted for three years following grant and are not forfeitable. Beginning in 2025, the Boards wish to change practice to grant unrestricted shares which may include a one-year vesting period for Non-Executive Directors with less than one year of service on the Boards.	The formal cap is $250,000 per individual (which may be doubled in the case of a non-executive chair). However, should the Boards cease to pay Non-Executive Directors a cash retainer as detailed above, the cap for restricted share grants may be increased by the maximum value of the cap relating to Non-Executive Directors' cash retainer.	No performance conditions apply to ensure the Non- Executive Directors maintain their independence.	Allows for grants of unrestricted stock and provides flexibility in determining whether vesting or restricted periods will apply.

Element	Purpose and link to strategy	Operation	Maximum	Performance Conditions	Changes to the Policy
		Non-Executive Directors must own shares with a value of at least five times the annual cash retainer. New non- Executive Directors must achieve this requirement within the time frame selected by the Boards (currently five years from the date of their initial election). The Boards may increase (but not reduce) this guidance. As with the stock ownership guidelines for executives, the guidelines are not contractual and no penalty arises if the Director does not comply; however, the Boards may require some or all of the Director's cash retainer to be delivered as fully vested stock as they consider appropriate. Under the guidelines, shares owned outright by the Non-Executive Director and their immediate family (and related trusts) together with any outstanding restricted stock grants count towards the guidelines. The Boards reserve the right to amend these guidelines as they consider appropriate.			
BENEFITS	To encourage product familiarization.	Non-Executive Directors are encouraged to take cruises for purposes of product familiarization and pay a fare of such rate as is determined from time-to-time. Currently, for the first 14 days per year, Non-Executive Directors pay a fare of $70 per person per day for such cruises (or $150 per day in the case of Seabourn), and for the next 30 days per year, pay a fare of $200 per person per day for such cruises, plus taxes, fees and port expenses in each case. All other charges associated with the cruise (e.g., air fares, fuel supplements, fees, taxes and port expenses, gratuities, ground transfers, etc.) are the responsibility of the Non-Executive Director.	The formal cap is $100,000 per individual although the likely level is somewhat lower and the benefit each year is reflected in the table of Non-Employee Director compensation. Any benefits under the cruise policy will be valued for this purpose on an incremental cost basis. In addition, a departing gift may be provided up to a value of $25,000 per Non-Executive Director on termination of office.	None	None.
		While the Boards do not consider it to form part of benefits in the normal usage of that term, the Boards have been advised that travel and/or corporate hospitality (whether paid for by the Carnival Corporation & plc or another and whether provided to the Non-Executive Director or a family member) may technically come within the UK definition so the Boards expressly reserve the right for Carnival Corporation & plc to authorize attendance at such activities within its agreed policies.			

3.2   RECRUITMENT REMUNERATION POLICY

The following represents guidelines considered reasonable by the Compensation Committees, but they may need to change in relation to securing an appropriate candidate whose appointment would, in their view, be in shareholders' best interests.

- In terms of the principles for setting a package for a new Executive Director, the starting point for the Compensation Committees will be to look to the general policy for Executive Directors as set out above and structure a package in accordance with that policy. However, as provided for in the relevant regulations, the Compensation Committees reserve the right to make payments of base salary and make benefit or pension provisions outside of the scope of the general policy (and its caps) for Executive Directors to meet individual circumstances of the recruitment (recognizing that such events are inherently exceptional and unplanned and that it would be disproportionate to seek shareholder approval).

- Ignoring any special recruitment arrangements which may prove to be necessary, the annual bonus and long-term incentive compensation arrangements will operate (including the maximum grant levels) as detailed in the general policies in relation to any newly appointed Director.

- For an internal appointment, any variable pay element provided in respect of the prior role may either continue on its original terms or be adjusted to reflect the new appointment as appropriate.

- For external and internal appointments, the Compensation Committees may agree that Carnival Corporation & plc will meet certain relocation expenses as Compensation Committees consider appropriate and/or to make a contribution towards legal fees in connection with agreeing employment terms.

- Whether to enter into an employment agreement and the terms of such agreement will be determined at the time having regard to norms in the U.S. and/ or where the executive will be based.

- Carnival Corporation & plc will not pay more than is, in the view of the Compensation Committees, necessary and will in all cases seek, in the first instance, to deliver any such grants under the terms of the existing incentive pay structure. It may, however, be necessary in some cases to make such grants on terms that are more bespoke than the existing annual and equity-based pay structures in Carnival Corporation & plc in order to secure a candidate. Details of any such grants will be appropriately disclosed.

- All such grants for external appointments (whether to buy-out forfeited grants or negotiated as a sign-on grant), whether under the annual bonus plan, PBS, TBS or otherwise, will take account of the nature, time-horizons and performance requirements for any remuneration relinquished by the individual when leaving a previous employer and will only include guaranteed sums where the Compensation Committees consider that it is necessary to secure the recruitment.

- For the avoidance of doubt, where recruitment related grants are intended to replace existing grants held by a candidate in an existing employer, the maximum amounts for incentive pay as stated in the general policies will not apply to such grants. The Compensation Committees have not placed a maximum limit on any such grants which it may be necessary to make as it is not considered to be in shareholders' interests to set any expectations for prospective candidates regarding such grants. Any recruitment- related grants which do not replace grants with a previous employer will be subject to the limits as detailed in the general policy.

A new Non-Executive Director would be recruited on the terms explained above in respect of the main policy for Non-Executive Directors.

A new Executive Director's terms would be subject to agreement on joining. The Compensation Committees will not automatically replicate a predecessor's agreement and will have due regard to internal provisions for other senior executives, developments in market and best practice globally and to the commercial circumstances at the time.

Mr. Weinstein. Mr. Weinstein does not have an employment agreement.

Mr. Arison. Mr. Arison does not have an employment agreement.

All elements of his compensation are subject to the discretion of the Compensation Committees.

3.3   POLICY ON PAYMENTS FOR LOSS OF OFFICE

ALL EXECUTIVE DIRECTORS

For the avoidance of doubt, the LMCG Regulations do not require the inclusion of a cap or limit in relation to payments for loss of office. Carnival Corporation & plc may, in line with U.S. practice, enter into a severance agreement with an Executive Director authorizing up to two times annual base salary and two times annual target bonus in the event of involuntary loss of office not for cause. Involuntary loss of office includes but is not limited to, position elimination events, adverse impact reassignment/reduction of base pay by 10% or target compensation of 15% or mutual separation determinations. The Compensation Committees will aim to ensure that the terms of any such agreement is, in their view, appropriate in the context of where the executive resides and is fair and reasonable.

The agreement may also provide for:

- retention of perquisites which they currently receive for a period;
- payment of an annual bonus for the year of departure (pro-rated to the period actually worked);
- retention or acceleration of vesting of any outstanding equity grants
- a notice period in line with U.S. practice; and
- payment for other items, such as outplacement services, legal fees, settlement payments and such other payments as our legal advisors advise may be necessary or expedient.

The payments provided pursuant to a severance agreement will be subject to confidentiality, non-compete, non-solicitation and non-disparagement

provisions, unless prohibited by law or regulation, and delivery of a signed waiver/release of all claims acceptable to Carnival Corporation & plc.

Further detail on the terms of the potential payments upon termination or change of control are contained in the Executive Compensation section of the Proxy Statement.

Any amounts already accrued under non-qualified deferred compensation arrangements or any pension related arrangements, which have already accrued to the executive, will be retained and will not be a termination payment.

Acceleration of share grants may occur following a change of control if an executive's position was terminated or may occur following the termination of their employment as disclosed in detail in the Potential Payments upon Termination or Change of Control part of the Executive Compensation section of the Proxy Statement.

Mr. Arison. The Compensation Committees have adopted a policy not to enter into employment contracts with longer-serving Executive Directors. Accordingly, Carnival Corporation & plc do not have an employment agreement with Mr. Arison that would pay any cash severance benefits in connection with termination of employment.

Mr. Weinstein. Carnival Corporation & plc do not have an employment agreement with Mr. Weinstein that would pay any cash severance benefits in connection with termination of employment. Carnival Corporation

& plc may enter into a severance agreement consistent with this policy.

NON-EXECUTIVE DIRECTORS

The Non-Executive Directors are not entitled to any compensation on termination but, once they have served for at least one year, they will retain all outstanding equity grants. Entitlement may be accelerated in certain compassionate circumstances or following a change of control. However, a departing gift may be provided up to a value of $25,000 per Non-Executive Director.

3.4 PERFORMANCE SCENARIOS

The LMCG Regulations require the inclusion of scenario charts for each Executive Director showing the levels of compensation which an individual could expect to earn under the 2025 Policy for fiscal 2025 in certain circumstances. To assist the reader, the charts distinguish between PBS and TBS grants and the other elements of fixed pay.



The assumptions used in the chart are summarized below:

Minimum	• "Salary" consists of base salary, benefits and pension. • Base salary is the salary related to fiscal 2025 to be paid from March 1, 2025 through February 28, 2026. • Benefits measured as reported benefits received in fiscal 2024.

$000	Base Salary	Benefits	Pension	Total Fixed
Mr. Weinstein	1,450	641	13	2,104
Mr. Arison	0	127	0	127

On-target	Based on what the Executive Director would receive if performance was on-target: • Short term incentive consists of the target bonus ($2.9 million) set by the Compensation Committees for fiscal 2025 for Mr. Weinstein and nil for Mr. Arison. • Long-term incentives for Mr. Weinstein include the expected target values of his PBS ($6.9 million) and TBS ($4.6 million) grants and nil for Mr. Arison. While the precise grant levels are set each year, the Compensation Committees believe this is indicative of ongoing policy.
Maximum	Based on the maximum compensation receivable (excluding share price appreciation and dividends): • Short-term incentive consists of the maximum bonus (200% of target bonus). Long-term incentive consists of the grant date value of the maximum number of PBS at (200% of target) and 100% of TBS.
Maximum plus 50% Share Price	Reflects the same position as the preceding Maximum except that share price appreciation of 50% has been assumed.

3.5 CONSIDERATION OF EMPLOYMENT CONDITIONS ELSEWHERE IN THE GROUP

In determining the compensation policy and the compensation payable to the Executive Directors, the Compensation Committees took the pay and employment conditions of employees of the Carnival Corporation & plc group ("Carnival group") into account. The Carnival group's pay policy ensures a clear and direct link between the performance of the Carnival group or relevant operating company and compensation. Substantial use of performance-based compensation not only ensures the continued alignment of the interests of shareholders and senior executives within the Carnival group, but also enables the Carnival group to attract, retain and motivate the talented people upon whom our success depends. Carnival Corporation & plc is committed to encouraging strong performance through a reward system that aligns management's interests with those of its shareholders.

Across the workforce more broadly, the Carnival group considers the competitive position for comparable roles and geographies. Many employees participate in bonus and commission plans based on the performance of their employing company. Where locally competitive, employees are also provided savings plans such as 401(k) plans, company-sponsored pension plans, life insurance plans and a range of other employment benefits. In addition to these elements, the Carnival Corporation & plc also issues share-based compensation to management to incentivize, retain and recruit talent which encourages an ownership culture among employees. We do not currently operate any compensation or incentive plans in which only Executive Directors participate.

In accordance with prevailing commercial practice, the Compensation Committees did not consult with

employees in preparing the Carnival plc Directors' Remuneration Policy. The Compensation Committees take into account information provided by the Global Human Resources Department and external advisors.

3.6   CONSIDERATION OF SHAREHOLDERS' VIEWS

As described further in Part I, the Compensation Committees took into account the approval levels of compensation-related matters at our Annual General Meetings, as well as the feedback received from direct engagement with shareholders, as appropriate, in determining that the current compensation philosophy and objectives remain appropriate for use in determining the compensation of Directors.

Carnival Corporation & plc has a long-standing shareholder engagement program and shareholder engagement is an important source of feedback for our Compensation Committees on our executive compensation program. The Compensation Committees consider all constructive feedback received about executive compensation. We continue to seek and incorporate shareholder feedback in our compensation deliberations, as appropriate. The Compensation Committees have and will continue to consider results from the annual shareholder advisory votes, as well as other shareholder input, when reviewing executive compensation programs and policies.



This Directors' Remuneration Report was approved by the Board of Directors and is signed by order of the Board of Directors by

RANDY WEISENBURGER
Chair of the Compensation Committees

January 27, 2025

Annex C—Carnival plc Corporate Governance Report

Carnival Corporation and Carnival plc (together referred to as "Carnival Corporation & plc") operate under a dual listed company ("DLC") arrangement with primary listings in the U.S. and the UK. Accordingly, Carnival Corporation & plc has implemented a single corporate governance framework consistent, to the extent possible, with the governance practices and requirements of both countries. Where there are customs or practices that differ between the two countries, Carnival Corporation & plc has nonetheless sought to be compliant with UK best practices whenever possible. Carnival Corporation & plc believes that their resulting corporate governance framework effectively addresses the corporate governance requirements of both the U.S. and the UK.

Corporate Governance Guidelines

Carnival Corporation & plc has adopted corporate governance guidelines (the "Guidelines") that set forth the general governance principles approved by the Boards of Directors (the "Boards"). The Guidelines are available on Carnival Corporation & plc's website and are summarized as follows:

- A majority of the members of each of the Boards must be independent in accordance with the corporate governance rules applicable to companies listed on the New York Stock Exchange and the London Stock Exchange.
- The Boards will each have at all times the following: Audit Committees, Compensation Committees, Compliance Committees, Health, Environmental, Safety & Security ("HESS") Committees and Nominating & Governance Committees (collectively, the "Committees"). All the members of the Audit Committees, Compensation Committees, and Nominating & Governance Committees will be independent Directors under the criteria applicable to companies listed on the New York Stock Exchange, the London Stock Exchange and any other applicable regulatory requirements. Each of our Committees has its own written charter, which principally sets forth the purposes, goals and responsibilities of the Committees.
- The Nominating & Governance Committees will review with the Boards, on an annual basis, the requisite skills and characteristics of new and incumbent Board members, as well as the composition of the Boards as a whole. The Nominating & Governance Committees will assess and recommend Board candidates for appointment as Directors.

- The responsibilities of the Directors are laid out in the Guidelines and cover matters such as the Directors' duties to Carnival Corporation & plc and its shareholders, attendance at meetings and the annual review of Carnival Corporation & plc's long-term strategic plans and the principal issues that Carnival Corporation & plc may face in the future.
- The Non-Executive Directors shall designate a Senior Independent Director to preside at executive sessions of the Non-Executive Directors and at Board meetings in the absence of our Chair, and to serve as the principal liaison to the Non-Executive Directors.
- Directors have free and full access to officers and employees of Carnival Corporation & plc, to the advice and services of our Company Secretary and to independent professional advice at the expense of Carnival Corporation & plc.
- The Compensation Committees will recommend the form and amount of Director compensation in accordance with the policies and principles set forth in their charter and conduct an annual review thereof. The Compensation Committees will also annually review the performance of our CEO to confirm that our CEO is providing strong leadership for Carnival Corporation & plc in the short and long-term.
- The Boards and the Nominating & Governance Committees are responsible for CEO succession planning, including maintaining an emergency succession plan. The Boards, in conjunction with our Chair of the Boards and our CEO, oversee succession planning with respect to Executive Officers and senior management.

- The Nominating & Governance Committees will maintain orientation programs for new Directors and continuing education programs for all Directors.
- The Boards and each of their Committees will conduct an annual performance evaluation to determine whether they, their Committees and individual Directors are functioning effectively.
- The Non-Executive Directors will meet at least annually under the direction of the Senior Independent Director to conduct an appraisal of our Chair's performance.
- The Boards will determine the appointment and removal of the Company Secretary.

- All shareholders may communicate with the Boards by addressing all communications to the Company Secretary, who must forward any item requiring immediate attention to the Senior Independent Director, who must in turn notify the Boards of any matters for discussion or action as appropriate.

Carnival Corporation & plc monitors governance developments in the U.S. and the UK to support a vigorous and effective corporate governance framework.

Board Composition

Each of the Boards is currently comprised of 12 members, of which two are Executive Directors and ten are Non-Executive Directors. Each nominee for re-election to the Boards has served for the full year. All Directors are required to submit themselves for annual re-election. The biographical details of the members of the Boards standing for re-election and their qualifications to serve as Board and Committee members are contained in the Proxy Statement. For a description of our procedures for selecting and appointing nominees, please refer to "Nominations of Directors" in the Proxy Statement. All Directors elected in 2024 have been subject to a formal performance evaluation during the year, as described below.

In compliance with the UK Corporate Governance Code and the Disclosure Guidance and Transparency Rules, our Boards have adopted the Board Diversity Policy (the "Policy") which applies to the Boards and each of their Committees. The Policy substantively provides that the backgrounds and qualifications of the Directors, considered as a group, should reflect a wide variety of attributes, characteristics and perspectives, including, but not limited to, diversity of experience, professions, skills, geographic representations, knowledge and abilities, as well as race or ethnicity, age and gender, with the aim of achieving an appropriate balance so as to allow the Boards and their Committees to fulfill their responsibilities effectively. While all appointments to the Boards and their Committees are based on merit and objective criteria, the Nominating & Governance Committees consider diversity in the

Director identification and nomination process, together with experience, skills and other relevant criteria in the context of the needs of the Boards and their Committees and in accordance with applicable laws. The Nominating & Governance Committees review and assess the effectiveness of the Policy from time to time and report to the Boards, as appropriate.

As of November 30, 2024, being the last day of our fiscal year and the reference date selected by the Boards for the purposes of UKLR 6.6.6R(9)(a), 42% of the members of the Boards were women (being five of 12 members) and two Directors were from a minority ethnic background. While the Boards appointed a female chair of the Audit Committees during fiscal 2023, we did not have at least one woman occupying a senior Board position (which we define as the Chair, CEO or Senior Independent Director given that our CFO is not a member of the Boards) as of November 30, 2024. As a result, we met two of the three criteria set out in UKLR 6.6.6R(9)(a) as of November 30, 2024. The Boards are committed to overseeing a diverse pipeline for succession and have made strides in increasing the representation of women on the Boards. At the same time, since all appointments to the Boards and Committees are based on merit and objective criteria and in light of the limited number of senior Board positions available, the Boards cannot anticipate when the criterion set out in UKLR 6.6.6R(9)(a)(ii) (relating to senior Board positions held by women) may be met.

The Boards currently meet the Parker Review recommendation of having at least one Director from a minority ethnic background.

The data for purposes of this disclosure was collected via questionnaires on a confidential and voluntary basis. The individuals were asked to self-report their gender and ethnicity information by choosing one or more options from a list or by providing their own response.

Board Balance and Independence

We believe it is important to have a balanced board with a majority of Directors being independent such that no individual or group dominates the Boards' decision making. The Boards believe that the balance between Non-Executive Directors and Executive Directors is appropriate.

We have a number of measures in place to assess and safeguard independence of our independent Directors. As part of the Boards' annual independence assessment, each Director as well as each new nominee, if any, is required to complete an independence questionnaire. All questionnaires are reviewed and assessed by the full Board. Following this review for fiscal 2024, the Boards determined that all of the ten nominees for re-election as Non-Executive Directors are considered independent in accordance with the corporate governance rules of the New York Stock Exchange and the UK Corporate Governance Code. Sir Jonathon Band, Stuart Subotnick, Laura Weil and Randy Weisenburger have been Non-Executive Directors for more than nine years from the date of their first election to the Boards. However, notwithstanding this fact, the Boards have determined that each of those Directors is independent for the reasons set forth below.

Consistent with U.S. practice as well as the UK Corporate Governance Code, the Boards believe that length of tenure should be only one of the factors considered with respect to the independence of Directors and, accordingly, that tenure alone should not result in the loss of independence. The Boards believe that automatic loss of independence status for Directors due to tenure would effectively operate as a term limit for independent Directors and result in the loss of the valuable contributions of Directors who have been able to develop, over time, increasing insight into Carnival Corporation & plc and its operations. The Boards consider a healthy balance between longer-tenured and newer Directors to be essential in navigating the challenges faced by a global, dual-listed, multi-brand company operating in the highly complex cruise industry. As part of our refreshment efforts and commitment in maintaining that balance, we have added five new Directors to our Boards in the last five years. Longer-tenured Directors are a key component of our Board succession planning and refreshment efforts as they are able to ensure continuity and share their nuanced insights and deep knowledge of our company with new Directors, helping them become familiar with our business and governance processes more quickly. The Boards prefer to rely on rigorous annual evaluations of individual Directors, including independence assessments, as well as external evaluations by an independent third-party governance expert every three years, to review their objectivity and independence, as well as their overall effectiveness as Directors. Based on the results of the 2024 annual Board evaluation as well as the external evaluation conducted in 2022, the Boards were satisfied that all Non-Executive Directors were objective, independent and effective contributors to the Boards. All Directors are also subject to annual re-election by shareholders following individual evaluations and recommendations by the Nominating & Governance Committees.

Mr. Arison has been Chair of the Board of Directors of Carnival plc since 2003 and previously served as the CEO of Carnival plc from 2003 to 2013. His unique experience and in-depth knowledge of our business, including in the highly complex area of shipbuilding, as well as our history and the cruise industry continue to be invaluable. Mr. Arison has made and continues to make substantial contributions to our success and to demonstrate objective judgement throughout his tenure. As a result, the Boards have concluded that his continued service as our Chair is in our best interests and that of our shareholders. Mr. Arison's performance is subject to annual evaluation by the Non-Executive Directors. We also have separate CEO and Chair roles, as well as a Senior Independent Director role.

As further discussed under "Board Procedures and Responsibilities," we also require Non-Executive Directors to obtain our consent before they can serve on additional boards.

The Boards, with support from the Global Legal Services and Global Ethics & Compliance Departments, have procedures to identify and manage any conflicts of interest that may arise in relation to any Director (including those resulting from significant shareholdings), and assess Directors' independence, including by reviewing on an annual basis questionnaires completed by Directors which are designed to identify potential conflicts of interest and also by requiring Directors to report any potential conflicts of interest.

Directors' Indemnities

Carnival Corporation has provided an indemnity for the Directors of Carnival Corporation and Carnival plc. This was in place at all times during fiscal 2024 and up to the date of the approval of the financial statements. To the extent Carnival Corporation is unable to indemnify the Directors, we also maintain Directors' and Officers' liability insurance which covers Directors for legal actions brought against them in their capacity as Directors, subject to certain limitations.

Board Procedures and Responsibilities

Meetings of the Boards are held on a regular basis to enable the Boards to properly discharge their responsibilities. During the year ended November 30, 2024, the Board of Directors of Carnival plc held a total of five meetings. All Board meetings during the year were attended by all Directors then serving. In addition, the Non-Executive Directors meet periodically during the year with our Chair of the Boards with no other Executive Directors present. The agenda for each Board meeting and meeting schedules are prepared by the Company Secretary or their designee and reviewed and approved by the Senior Independent Director, to enable the flow of relevant information to the Boards. Each Board member is entitled to suggest the inclusion of items on the agenda and to raise at any Board meeting subjects that are not on the agenda for that meeting.

Non-Executive Directors are required to allocate sufficient time to meet the expectations of their role. The consent of our Chair and Senior Independent Director must be sought before accepting additional directorships that might affect the time a Non-Executive Director of Carnival Corporation & plc is able to devote to that role. No additional directorships or significant commitments were undertaken by Non-Executive Directors during fiscal 2024, other than Ms. Connors joining the board of directors of ConocoPhillips in September 2024 which was approved by our Chair and Senior Independent Director and is in compliance with the Boards' overboarding policy.

The Boards have an overboarding policy which is described in the Proxy Statement under "Time Commitments and Overboarding." All Directors are compliant with the overboarding policy.

All Directors are expected to act with integrity, lead by example, promote the desired culture, provide constructive challenge, strategic guidance and specialist advice and hold management accountable.

Board Structures and Delegation to Management

The basic responsibility of the Directors is to exercise their business judgment in the way they consider, in good faith, would be most likely to promote the long-term sustainable success of Carnival Corporation & plc, for the benefit of the shareholders as a whole and also contributing to the wider society. Further details of the responsibilities of the Directors are set out in the Guidelines. The Boards and their Committees have a formal schedule of matters specifically reserved to the Boards or their Committees for decision, which includes, but is not limited to, the approval of the following matters:

- quarterly, half-yearly and annual reports, notices of annual meetings and Proxy Statements;
- dividends, issuance of shares or share buybacks;
- changes to structure, size, membership and composition of the Boards and their Committees;

- significant changes to our corporate structure;
- material changes in accounting policies;
- selection, appointment or removal of auditors, auditor independence, approval of all audit and non-audit services and remuneration of auditors;
- risk management framework;
- investment policy;
- material agreements, transactions or borrowings;
- material transactions in which a Director or an Executive Officer, or any of their immediate family members, has a direct or indirect material interest;
- appointment and removal of Executive Officers and Company Secretary, Executive Officer compensation as well as agreements with Executive Officers; and
- adoption of, or any changes to, equity incentive plans as well as equity grants and other share-related benefits.

Details of the Committees of the Boards are set out in the section below.

The strategic management and direction of, and significant commercial decisions in relation to, global operations of Carnival Corporation & plc, except to the extent reserved to the full Boards under their schedule of reserved matters, is delegated by the Boards to the boards of directors of subsidiary companies within the group and to management,

which in turn delegate to local management as appropriate.

Our Chair of the Boards leads the Boards and is responsible for its overall effectiveness. He promotes a culture of openness and dialogue at the board level, including by encouraging effective contribution and participation of all Directors and supporting management and the Company Secretary in ensuring that Directors receive accurate, timely and clear information.

The Boards of Directors, with support from their Committees and management, have in place a framework of prudent and effective controls which enable risks to be assessed and managed. The Boards of Directors, through executive management and the Committees, have carried out a robust assessment of Carnival Corporation & plc's principal and emerging risks, including those that would threaten its business model, future performance, solvency or liquidity, to ensure that these risks are effectively managed and/or mitigated to help ensure Carnival Corporation & plc is viable. As a result of this assessment, the Boards of Directors have identified principal and emerging risks and their management and/or mitigation which are listed in Item 3. Internal Control and Risk Assessment and Item 4. Risk Management and/or Mitigation of Principal and Emerging Risks in the Carnival plc Strategic Report that accompanies the Carnival plc financial statements (the "Strategic Report").

Committees of the Boards

The following Committees have operated throughout the year. Each Committee has a written charter, copies of which can be found on Carnival Corporation & plc's website at www.carnivalcorp.com and

www.carnivalplc.com. The Board Committees regularly report on their activities and actions to the full Boards.

AUDIT COMMITTEES

The Audit Committees of the Boards are comprised of the following four independent Non-Executive Directors:

- Laura Weil (Chair);
- Jason Glen Cahilly;
- Sara Mathew; and
- Stuart Subotnick.

Ms. Mathew has made the decision not to seek re-election and will step down from the Boards and their Committees with effect from the conclusion of the 2025 Annual Meetings of Shareholders.

The Board of Carnival plc has determined that each member of the Audit Committees has "recent and relevant financial experience" for the purposes of the UK Corporate Governance Code and that the Audit

Committees as a whole have competence relevant to the sector in which Carnival Corporation & plc operate. The qualifications of each member of the Audit Committees are contained in the Proxy Statement.

During the year, eight meetings of the Carnival plc Audit Committee were held, which were attended by all members then serving. The Chief Financial Officer and Chief Accounting Officer, the Chief Audit Officer, who is responsible for the internal audit function and Risk Advisory and Assurance Services ("RAAS") within Carnival Corporation & plc, representatives from the external auditors, the General Counsel, Chief Information Officer, and Chief Risk and Compliance Officer attend meetings at the invitation of the Audit Committees.

The main role and responsibilities of the Audit Committees are to assist the Boards' oversight of:

- the integrity of our financial statements;
- performance of our internal audit function, including process and control effectiveness and efficiencies and investigations relating to asset misappropriation, corruption and ethics, and financial or non-financial manipulation;
- independent auditors' qualifications, effectiveness, objectivity, independence, and performance; and
- relevant elements of our risk management programs, including risk management related to financial, information technology, cybersecurity and non-HESS related operational risks, as well as monitoring changes to and compliance with related legal and regulatory requirements.

In addition, our Audit Committees:
- annually recommend the appointment, re-appointment and removal (as applicable) of the independent auditors, oversee the independent auditors, oversee any competitive tender process, and approve their compensation;
- assist the Boards, if so requested, in ensuring that the annual report and accounts of Carnival plc, taken as a whole, is fair and balanced and understandable and provides the information necessary for shareholders of Carnival plc to assess Carnival plc's position and performance, business model and strategy;

- monitor the adequacy of internal controls, including financial, operational and compliance controls and information systems controls and security; and
- establish and monitor procedures for confidential submission, receipt and treatment of complaints relating to accounting, internal accounting controls and auditing matters.

In fulfilling their responsibilities during the year, the Audit Committees have, among other things:

- reviewed the quarterly and annual financial results of Carnival Corporation & plc, including accounting matters and key factors affecting financial results and future forecasts;
- reviewed financial statements and related disclosures, and other proposed filings with the U.S. Securities and Exchange Commission and the applicable UK authorities and draft earnings press releases of Carnival Corporation & plc;
- reviewed the form and content of the annual reports and accounts, including the Strategic Report (including the going concern statement, the viability statement, the assessment of internal controls and principal risks, and the annual risk management and/or mitigation of principal risks), financial statements and Directors' Report, to be presented to shareholders of Carnival plc at the year-end;
- reviewed the form and content of the half year reports (including the going concern confirmation);
- approved, together with the Boards of Directors, the viability and going concern statements, which are included in the Strategic Report;
- reviewed reporting from management on impairment analyses;
- confirmed receipt of certification letters, disclosure controls and procedure checklists and loss contingency memos from all reporting units;
- received briefings on Carnival Corporation & plc's Sarbanes-Oxley 404 compliance program;
- reviewed reporting from the independent auditors concerning the audit work performed, identified internal control deficiencies and accounting issues, and all relationships between the independent auditors and Carnival Corporation & plc;
- reviewed and approved fees for audit and non-audit related services provided by Carnival Corporation & plc's independent auditors;

- received and reviewed various reports from the independent auditors regarding the planning, status, execution and conclusions of their work;
- received reporting, as well as quarterly briefings, from RAAS, the Carnival Corporation & plc internal audit department, concerning results from their internal audit work, including significant findings, any identified internal control deficiencies and the status of management plans for remedial action;
- reviewed reports of RAAS regarding the results of its independent internal investigations of alleged or actual impropriety as assigned by the General Counsel and in coordination with the Chief Risk and Compliance Officer on the status and results of those investigations;
- reviewed RAAS's historical audit coverage and assessment of risk for the purpose of developing an audit plan for the upcoming year;

- reviewed reports of RAAS concerning progress against their audit plan, department staffing and professional qualifications, and the status of management action plans for previously identified action steps;
- reviewed reports regarding information technology security, including cybersecurity, and responses to and investigations of breaches; and
- reviewed the status of any accounting, internal accounting controls or auditing related complaints received through Carnival Corporation & plc's third-party administered hotline and other channels.

COMPENSATION COMMITTEES

The Compensation Committees of the Boards are comprised of the following four independent Non-Executive Directors:

- Randy Weisenburger (Chair);
- Jason Glen Cahilly;
- Helen Deeble; and
- Laura Weil.

During the year, six meetings of the Carnival plc Compensation Committee were held which were attended by all members then serving. Executive Directors are invited to attend for appropriate items, but are excluded when their own performance and remuneration are being discussed and determined.

The Compensation Committees are responsible for the:

- evaluation and approval of the Director and Executive Officer compensation plans, policies and programs;
- annual review and approval of the corporate goals and objectives relevant to our CEO's compensation;

- determination and approval of the compensation of our CEO, the other Executive Directors and other members of senior management;
- overseeing and approving the Carnival plc directors' remuneration policies;
- overseeing the administration of our stock equity incentive plans and our employee stock purchase plans; and
- recommendations to the Boards with respect to the compensation of the Non-Executive Directors.

When selecting or appointing candidates to the position of our Chair of the Compensation Committees, the Nominating & Governance Committees and the Boards shall give particular consideration to candidates who have previously served on a compensation committee for at least 12 months.

The Compensation Committees are empowered to retain compensation consultants of their choice to be used to assist in the evaluation of compensation issues.

COMPLIANCE COMMITTEES

The Compliance Committees of the Boards are comprised of the following five independent Non-Executive Directors:

- Jeffrey J. Gearhart (Chair);
- Sir Jonathon Band;
- Stuart Subotnick;
- Laura Weil; and
- Randy Weisenburger.

During the year, four meetings of the Carnival plc Compliance Committee were held, which were attended by all members then serving.

The principal function of the Compliance Committees is to assist the Boards with oversight of activities that are designed to promote (a) ethical conduct, (b) a high level of integrity, and (c) compliance with all laws, regulations and policies applicable to us. In addition, the Compliance Committees:

- provide functional oversight of Global E&C, including receiving regular reports from, and providing direction to the Chief Risk and Compliance Officer with respect to the activities of Global E&C;

- oversee risk management processes with respect to compliance with laws and regulations relating to general compliance and privacy, including Global E&C's activities supporting a high level of ethics and integrity;
- review the results of compliance with our Code of Business Conduct and Ethics and our Business Partner Code of Conduct, business ethics and conflicts of interest disclosures, and mitigation plans to manage significant ethics-related risks;
- review results of any internal or external audits and investigations that have relevance to significant business ethics or compliance matters, mitigation plans and related monitoring;
- review and oversee policies and procedures for confidential submission, receipt, retention and treatment of complaints or concerns, other than those related to accounting, internal accounting controls and auditing matters; and
- promote accountability of senior management with respect to ethics and compliance matters and review all significant allegations of misconduct by Board members, the CEO, Global Executive Leadership and Executive Officers.

HESS COMMITTEES

The HESS Committees of the Boards are comprised of the following six independent Non-Executive Directors:

- Sir Jonathon Band (Chair);
- Nelda J. Connors;
- Helen Deeble;
- Jeffrey J. Gearhart;
- Katie Lahey; and
- Randy Weisenburger.

During the year, four meetings of the Carnival plc HESS Committee were held, which were attended by all members then serving. Our CEO attended all meetings of the HESS Committees during the year. Presidents of our cruise brands also generally attend meetings of the HESS Committees.

The principal function of the HESS Committees is to assist the Boards in fulfilling their responsibility to:

- supervise and monitor HESS and sustainability policies, procedures, practices, programs and initiatives at sea and ashore;
- review and recommend appropriate policies, procedures, practices and training relative to HESS, sustainability and sustainability reporting, and oversee compliance with such policies, procedures and practices;
- oversee risk management related to significant HESS and sustainability risks and exposures as well as monitor changes to and compliance with related legal and regulatory requirements;
- review results of RAAS's HESS-related audits, including any non-conformities or deficiencies identified, and the status of management plans for remedial action;

- provide functional oversight of our Incident Analysis Group, including reviewing insights derived from the independent HESS investigations performed by the Incident Analysis Group, and review the effectiveness of management's HESS investigation action plans;
- review and discuss with management pending or threatened administrative, regulatory, or judicial proceedings relating to HESS that are material to us and management's response thereto; and
- review and recommend our objectives and plans for implementing the Companies' policies, procedures, practices, training, compliance measures and risk management programs regarding HESS and sustainability.

NOMINATING & GOVERNANCE COMMITTEES

The Nominating & Governance Committees of the Boards are comprised of the following four independent Non-Executive Directors:

- Stuart Subotnick (Chair);
- Sir Jonathon Band;
- Katie Lahey; and
- Randy Weisenburger.

During the year, four meetings of the Carnival plc Nominating & Governance Committee were held, which were attended by all members then serving, except for Mr. Weisenburger who attended three of four meetings due to a scheduling issue.

The principal function of the Nominating & Governance Committees is to:

- assist the Boards by identifying individuals qualified to become Board members and recommend nominees for appointment and/or election to the Boards;

- recommend to the Boards Director nominees for each committee;
- make recommendations to the Boards regarding the size, structure and composition of the Boards and their Committees;
- engage in succession planning for the Boards, their Committees, and Chief Executive Officer;
- exercise oversight of the evaluation of the Boards, their Committees and individual Directors;
- maintain orientation programs for new Directors and continuing education programs for all Directors; and
- review and assess the effectiveness of our Corporate Governance Guidelines.

Further information on Board succession planning process and the Boards' Diversity Policy is contained in the "Nominations of Directors" section of the Proxy Statement, and further information on our employee wellness efforts are contained in the "Employees" section of the Carnival plc Directors' Report. Such information is incorporated by reference into this Carnival plc Corporate Governance Report.

Carnival plc Supplement to the Report of the Audit Committees

Certain information required to be included in the Carnival plc Report of the Audit Committee is set forth in the Report of the Audit Committees included in the Proxy Statement, and which is incorporated by reference into this Carnival plc Corporate Governance Report. The principal purpose of this Carnival plc Supplement to the Report of the Audit Committees is to comply with the UK Corporate Governance Code requirements, which are only applicable to Carnival plc.

In fiscal 2024 the Carnival plc Audit Committee developed an understanding of the significant accounting matters which were comprised of the accounting judgments and significant estimates by reviewing, discussing with management and, where appropriate, challenging the approach and key assumptions adopted by management. Following a review with management and the Carnival plc external auditor, Deloitte LLP, of the significant judgment and significant estimates included in Notes 2, 10 and 22, which represent our only significant accounting matters in 2024, the Carnival plc Audit Committee

was satisfied with the assessments considered and conclusions reached with respect to the significant accounting matters, as further described in the Carnival plc group financial statements for fiscal 2024.

In addition, risks of fraud in relation to revenue recognition was an area of focus for the Carnival plc Audit Committee and discussed with Deloitte LLP in 2024. The Audit Committee considered the presumed risks of fraud as defined by auditing standards and was satisfied that there were no significant issues.

The Carnival plc annual report and accounts for fiscal 2023 was selected for review by the UK Financial Reporting Council (the "FRC"). In November 2024, the FRC notified Carnival plc that its review had concluded and that it did not have any questions or queries that it wished to raise. The FRC's letter notes that the FRC's role is to consider compliance with reporting requirements and its review does not provide assurance that the annual report and accounts was correct in all material aspects.

EXTERNAL AUDITORS AND AUDIT TENDERING

The Audit Committees have the responsibility for making a recommendation on the appointment, reappointment and removal of the external auditors. Deloitte LLP was recommended by the Audit Committees for reappointment as auditor of Carnival plc at the Annual General Meeting held in April 2024, and reappointment was approved by the shareholders. The Audit Committees also reappointed Deloitte & Touche LLP (together with Deloitte LLP, "Deloitte") as Carnival Corporation's independent registered public accounting firm, as ratified by the shareholders at the April 2024 Annual General Meeting.

In addition, Audit Committees undertake a formal assessment of the auditor's objectivity and independence each year, which includes:

- a review of non-audit services provided and related fees;
- discussion with the auditors pertaining to a written report detailing all relationships with Carnival Corporation & plc and any other party that could affect the independence or the objectivity of the auditors; and
- evaluation with the Boards and management of the effectiveness of the external audit process.

Deloitte has served as Carnival Corporation's and Carnival plc's independent auditor since fiscal 2024. The Audit Committees annually evaluate Deloitte's performance and have recommended that the shareholders vote for the reappointment of Deloitte LLP as Carnival plc's independent auditor. Deloitte LLP's lead audit engagement partner for Carnival plc in fiscal 2024 was Alistair Pritchard.

The Audit Committees met with the independent auditors 8 times during fiscal 2024, and additional meetings were available upon request. The Audit Committees assess the effectiveness of the independent auditors on an ongoing basis during the year, covering qualification, expertise and resources, objectivity and independence, and the quality and effectiveness of the audit process. This assessment considers the Audit Committees' interactions with, and observations of, the independent auditors and considers a range of factors, including:

- experience and expertise;
- level of professional skepticism;
- approach to handling significant audit and accounting judgements;
- effectiveness and efficiency in completing the agreed external audit plan, content, quality;
- robustness of the external auditors' reports; and
- relevant reviews and reports issued by external regulatory bodies such as the FRC and the U.S. Public Company Accounting Oversight Board ("PCAOB").

The Audit Committees assessment is also formed by gathering feedback from senior management to obtain their perspectives on the effectiveness and quality of the external auditors. No material issues were identified during the external auditor effectiveness review, and the Audit Committees believe that the external auditors were effective in the current year.

The Audit Committees continue to be confident that the independence of the external auditors was not

impaired in any way and Deloitte remained independent during fiscal 2024, having taken into account that:

- immaterial permitted non-audit services were provided by Deloitte during fiscal 2024;
- Deloitte has complied with the requirements regarding rotation of the audit partner and senior audit team members;
- no relationships were identified between Deloitte and Carnival Corporation or Carnival plc or any other parties that could affect Deloitte's independence or objectivity;
- Deloitte confirmed compliance with their independence standards in their report to the Audit Committees; and
- no members of the Deloitte audit team were employed by us during fiscal 2024.

The policy on Audit Committee pre-approval and permissible non-audit work of the independent auditors, are set out in the "Independent Registered Public Accounting Firm" section of the Proxy Statement, which is incorporated by reference into this Carnival plc Corporate Governance Report. Refer to Note 4—Other Income and Expense to the Carnival plc group financial statements for information

on the fees payable to Deloitte for audit and non-audit services in fiscal 2024.

Carnival plc is subject to UK regulations regarding external auditor appointment and rotation. The relevant UK legislation (the Statutory Auditors and Third Country Auditors Regulations 2016) requires statutory auditors to rotate after a period of 20 years and include a mandatory competitive tender of audit firms at the 10-year midpoint. The Competition and Market Authority's ("CMA") Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 (the "CMA Order") also set out transitional rules that determine the latest date for the initial auditor rotation or tender process. The CMA Order applies to FTSE 350 companies. Carnival plc confirms that it complied with the provisions of the CMA Order in fiscal 2024.

Following the required audit tender process and evaluation in 2022, the Audit Committees selected Deloitte & Touche LLP as the independent registered public accounting firm of Carnival Corporation and Deloitte LLP as the independent auditor of Carnival plc for fiscal 2024, and the appointment was approved and ratified at the 2024 Annual Meetings of Shareholders.

On Behalf of the Audit Committee,

Laura A Weil

LAURA WEIL
Chair of the Audit Committees

January 27, 2025

Information and Professional Development

The Company Secretary is required to provide members of the Boards with appropriate information in advance of each meeting and Directors are required to devote adequate preparation time reviewing this information in advance of each meeting. Our Company Secretary is also responsible for advising the Boards through our Chair on all corporate governance matters.

All Directors have access to the advice and services of our Company Secretary and are permitted to obtain independent professional advice, at Carnival Corporation & plc's expense, as he or she may deem necessary to discharge his or her responsibilities as a Director. A Director is required to inform the Senior Independent Director of his or her intention to do so.

All Directors are encouraged to continue to develop their skills and knowledge. We provide a number of different presentations and educational programs for Directors by senior management and outside experts on topics such as industry trends, corporate governance and sustainability developments, cybersecurity, and other topics related to areas of Board oversight. Directors are also encouraged to attend additional continuing educational programs. They also receive materials and updates from management on a regular basis regarding new developments, changes or trends.

Board Performance Evaluations

The Nominating & Governance Committees and the Boards conduct performance evaluations of the Boards, the Boards' Committees and the members of our Boards of Directors on an annual basis. As part of this process in 2024, each Director was required to complete a questionnaire about the performance of the Boards. The questionnaires were reviewed and assessed by the Nominating & Governance Committees.

In addition, the Nominating & Governance Committees reviewed the individual performance of each Director focusing on his or her contribution to Carnival Corporation & plc, and specifically focusing on areas of potential improvement. In making their assessment, the Nominating & Governance Committees reviewed the Board composition, considerations of age, diversity, experience and skills in the context of the needs of the Boards, and with the aim of achieving an appropriate balance on the Boards, and how effectively the Board members work together to achieve the Boards' objectives. The performance review of Micky Arison, in his role as Chair, was conducted separately by the Non-Executive Directors, led by the Senior Independent Director, Randy Weisenburger, taking into account the view of the other Executive Director.

The Nominating & Governance Committees also discuss and review with Non-Executive Directors any

significant time commitments they have with other companies or organizations. In fiscal 2024, no significant external commitments were identified during the Nominating & Governance Committees' review. In addition, the number of directorships held by Non-Executive Directors is taken into account, in line with Carnival Corporation & plc's overboarding policy.

In October 2024, the Nominating & Governance Committees reported the results of the performance evaluations to the Boards. The Boards concluded that each Director was an effective member of the Boards and had sufficient time to carry out properly their respective commitments to the Boards, their Committees and all other such duties as were required of them. It is the view of the Nominating & Governance Committees and the Boards that the Boards continued to operate effectively during fiscal 2024.

Following the completion of the evaluations, the Boards and Committees review the strengths and areas of improvement as well as identify follow up actions. For example, in response to feedback received as part of the Board evaluation in fiscal 2023, the Boards instituted a third in person meeting for fiscal 2025, continued to clarify scope of responsibility of the Audit, HESS and Compliance Committees during 2024 and refined the approach for certain

management presentations to the Boards. Since the 2024 evaluations took place towards the end of fiscal 2024, additional detail regarding responses and follow up actions from the 2024 evaluations will be provided in next year's Corporate Governance Report.

During fiscal 2024, the Audit Committees, the Compensation Committees, the Compliance Committees, the HESS Committees and the Nominating & Governance Committees also reviewed their own performance against their respective charters by completing questionnaires that were provided to the Chair of the Nominating & Governance Committees. The results of such reviews were discussed among the members and reported to the Boards. The Boards concluded that the Audit Committees, the Compensation Committees, the Compliance Committees, the HESS Committees and the Nominating & Governance Committees continued to function effectively and continued to meet the requirements of their respective charters.

The UK Corporate Governance Code requires that an externally facilitated evaluation of the Boards' effectiveness be undertaken at least once every third year. During fiscal 2022, the Nominating & Governance Committees engaged The Governance Solutions Group, an independent third-party governance expert which has no other connection to Carnival Corporation & plc or any individual Director, to perform an assessment of the effectiveness of the Boards. The third-party governance expert interviewed each Director elected in 2021 and members of senior management who interact substantially with the Boards. Some of the main focus areas for the assessment were boards dynamics

and rapport, board interaction and relationship with management, meeting structure and format, board balance and refreshment, board meeting logistics, meeting discussion topics and committee division of responsibilities.

Following the completion of the assessment, the third-party governance expert reviewed the results of the assessment with the incumbent Senior Independent Director and then presented the results as well as recommendations to the full Boards, including our Chair, for discussion in late 2022. The overall conclusion of the assessment was that the Boards effectively carry out their responsibilities. The assessment praised the high commitment and engagement level of the Directors, the strong working relationship between the Boards and management and depth of knowledge and skills of Directors. It also noted that while virtual Board meetings have been necessary, in-person meetings can better promote camaraderie as well as facilitate less structured conversations and, as a result, adding a second in-person meeting was recommended. Given that the Compliance Committees was created much later than the other Board Committees, the assessment also noted some overlap between Audit, HESS and Compliance Committees' areas of responsibility. Based on the feedback from the third-party governance expert-led evaluation process, the Boards of Directors instituted a second in-person Board meeting in fiscal 2023. In addition, as part of the annual review of the Committee Charters, the Audit, Compliance and HESS Committees made several revisions to their Charters to clarify their areas of responsibility.

Directors' Remuneration

The Carnival plc Directors' Remuneration Report is presented in two parts, with Part I forming part of the Proxy Statement and Part II being attached as Annex

B to the Proxy Statement. A resolution to approve the Carnival plc Directors' Remuneration Report will be proposed at the 2025 Annual General Meeting.

Relations with Shareholders

The formal channels of communication by which the Boards communicate to shareholders the overall performance of Carnival Corporation & plc are the Carnival plc Annual Report, Carnival plc half yearly

financial report, Carnival Corporation & plc Annual Report, joint Annual Report on Form 10-K, joint Quarterly Reports on Form 10-Q, joint Current Reports on Form 8-K, Proxy Statement and press releases.

Senior management, Executive Directors, including the CEO and the Chair of the Boards, and Non-Executive Directors, as appropriate meet periodically with representatives of institutional shareholders to discuss their views and the strategies and objectives of Carnival Corporation & plc. Issues discussed with institutional shareholders during 2024 include our strategic, financial and operating priorities and recent performance, executive compensation, Board refreshment, composition and diversity, and environmental, health, safety and sustainability initiatives.

Presentations are made to representatives of the investment community periodically in the U.S., the UK and elsewhere. Results of each fiscal quarter are reviewed with the investment community and others following each quarter on conference calls that are broadcast live over the Internet.

The feedback we receive from shareholders and corporate brokers is shared with our senior management, full Boards and relevant Committees, as appropriate, who use it to inform decision-making regarding our practices, policies, and disclosures.

During fiscal 2024, management reported to the Boards regarding shareholder matters.

Shareholders will have the opportunity at the 2025 Annual General Meeting, notice of which is contained in the Proxy Statement, to ask questions of our CEO, as the representative of the Board, and other members of senior management.

The Boards have implemented procedures to facilitate communications between shareholders or interested parties and the Boards. Shareholders or interested parties who wish to communicate with the Boards or the Senior Independent Director should address their communications to the attention of the Company Secretary of Carnival Corporation & plc at 3655 N.W. 87th Avenue, Miami, Florida 33178-2428, United States. The Company Secretary promptly forwards to the Senior Independent Director those communications which the Company Secretary believes require immediate attention. The Senior Independent Director notifies the Boards or the Chair of the relevant Committees of the Boards of those matters that he believes are appropriate for further action or discussion.

Annual Meetings of Shareholders

This year the Annual Meetings of Shareholders will be held at Carnival Place, 3655 NW 87th Avenue, Miami, Florida, United States on Wednesday, April 16, 2025. The meetings will commence at 8:30 a.m. (EDT), and although technically two separate meetings (the Carnival plc meeting will begin first), shareholders of Carnival Corporation may attend the Carnival plc meeting and vice-versa.

We are also pleased to host a live video broadcast of the Annual Meetings of Shareholders at our Carnival plc headquarters located at Carnival House, 100

Harbour Parade, Southampton SO15 1ST, United Kingdom at 1:30 p.m. (BST). Shareholders planning to attend the live video broadcast in Southampton must submit a proxy in order to vote as they will not be able to vote in person from Southampton. Shareholders attending the live video broadcast in Southampton will be able to submit questions live to the Directors present at the Annual Meetings in Florida, but will not be treated as, or considered to be, "in attendance" at the Annual Meetings.

Workforce Engagement

In line with the UK Corporate Governance Code, Randy Weisenburger was appointed in 2020 as the designated Non-Executive Director for workforce engagement. We leverage the designated Non-Executive Director role as a leader in this area while incorporating all Non-Executive Directors in workforce engagement activities throughout the global organization. Mr. Weisenburger has experience with

human resource management responsibilities in large and global organizations which enables him to assist our Boards in overseeing strategy, succession planning, talent development and our executive compensation program and positions him to lead our employee engagement efforts. As our Senior Independent Director and Chair of the Compensation Committees, Mr. Weisenburger also has extensive

Board leadership experience which facilitates effective coordination of efforts with other Board members.

The main responsibilities of this role are the governance and oversight of the following matters:

- to directly engage with the workforce (which we also refer to as team members) in order to ensure their feedback and concerns are appropriately relayed to the Boards, and that strategic direction and priorities of the Boards are communicated throughout the workforce;
- to coordinate direct engagement between other Non-Executive Directors, management and the workforce, as appropriate;
- to support the Boards' discussion of employee engagement efforts and structure the contents of such discussions;
- to monitor and evaluate policies and practices relating to workforce engagement to ensure that the efforts on workforce engagement are effective, consistent with our values and support our long-term sustainable success and that employee feedback is shared and collected in a balanced and transparent way; and
- to report on the results of workforce engagement efforts, including any feedback and concerns from the workforce to the Boards periodically, and make any recommendations arising from those reports to the Boards.

We believe that having a designated Non-Executive Director who is supported in the workforce engagement efforts by senior management, the global human resources department, the subsidiary management teams and other Board members, as appropriate, allows for a wide variety of perspectives to be heard, provides for more focused oversight and clear division of responsibility, and is and continues to be an appropriate and effective workforce engagement method. In this role, Mr. Weisenburger is also supported by senior management who are responsible for the day-to-day implementation of the efforts on workforce engagement.

Our Non-Executive Directors are teamed up with our global brands to facilitate focused ship and shore site visits over the course of the year. Each Non-Executive Director engages directly with employees and local management through organized sessions, such as townhalls or less formal conversations during site visits. These partnerships are rotated periodically so each Non-Executive Director has an opportunity to engage with employees and management throughout the entire organization.

The Non-Executive Directors share their experiences with each other and incorporate these experiences in their broader service on the Boards.

Given the global nature of our business with various operating companies, most workforce engagement activity is conducted at the subsidiary level under the leadership of the respective operating company management. During fiscal 2024, our workforce engagement program involved a continuation of a number of initiatives, led by various leaders throughout our organization, such as live virtual townhall meetings as well as a variety of virtual and live ship visits. Mr. Weisenburger and the other Non-Executive Directors continued in-person events and visits. Through these visits, employees had the opportunity to meet and speak with members of the Boards. The Boards received regular reports from management regarding health and safety protocols and other critical matters as they relate to the workforce. The Boards continued to work closely with management to balance the needs of the business with that of its workforce, shareholders and other stakeholders.

During fiscal 2024, with the full support of the Boards, we continued our initiatives designed to engage with and care for our workforce. Key areas of focus included outreach & wellness, culture and staffing. The Boards and their Committees received periodic reports from senior management on key issues and developments. Mr. Weisenburger reported to the full Boards on the workforce engagement efforts.

Our pay practices are established to attract and retain talented individuals at all levels of the organization and to reward performance, as described in the "Staffing" section below.

For additional information on how the interests of employees have been considered by the Boards in their discussions and decision-making, refer to the following section of the Strategic Report: 1.A.II.

Purpose & Mission, Vision, Values and Priorities, 1.C.XIV. Human Capital Management and Employees, 1.C.XV. Ethics and Compliance and 7. Section 172(1) Statement. A statement describing how the Directors have performed their duty to act in the way they consider, in good faith, would most likely promote the success of Carnival Corporation & plc for the benefit of its members as a whole having regard to the stakeholders and matters set out in Section 172(1) (a) to (f) of the Companies Act, is included in the Strategic Report.

OUTREACH AND WELLNESS

We have a program in place that assigns one or several Non-Executive Directors to a certain brand or group of brands for a one-year period so that they may develop a better understanding of that brand or brands' operations and culture as well as the priorities and concerns of employees. The program aims to rotate the assignments periodically so that each Non-Executive Director may, over time, engage with all our brands or groups of brands. As part of this program, in fiscal 2024 the Non-Executive Directors conducted shoreside and shipboard visits to meet with management and to engage with employees and crew.

We also remained dedicated to maintaining and improving our ongoing communication with and from employees. Our brands primarily focused on communications channels, including regular town halls, newsletters, email updates and video messages. Management, with support of the Boards of Directors, focused on initiatives in response to feedback received through these channels. Employee interaction with leaders and colleagues is encouraged in advance of the town hall meetings, and also during the meetings. Town halls, in addition to other existing communication channels, such as the hotline referred to in the "Hotline for Reporting Concerns" section below, also allowed our workforce to provide comments and ask questions.

The feedback obtained from the townhall meetings, surveys and other channels resulted in various initiatives at our brands. With the support of the Boards, management actioned the feedback received through an assortment of communication, health and wellness and enrichment and recognition efforts. The initiatives to address the feedback received vary by brand. Examples of the 2024 initiatives include:

- gathering information to determine what crew facilities onboard need updating and then working with the staff officers to address the feedback;
- new onboarding program for new hires, including managers' expected behaviors;
- management training and supervisory development training for line level supervisors and middle management or officers;
- culture enriching courses and resources through computer-based learning;
- ship senior leadership meetings with middle management to identify tools to empower and facilitate the middle managers' professional development;
- ship management meetings with new team members to facilitate integration into their new working environment; and
- use of townhalls to address questions raised anonymously or arising at the event.

In 2023, we established and implemented global well-being standards for shipboard employees, including preventative health offers, such as vaccination protection and the prevention and detection of mental illnesses among other benefits. In 2024, we continued our focus on global wellness standards. Additional activities for shipboard team members included crew bingo, appreciation dinners, dance classes, mental fitness fairs, art parties, ping pong tournaments and crew movie nights.

CULTURE

Our Vision, Purpose & Mission statements, which were updated in fiscal 2023, continue to be aligned with our strategy, culture and priorities.

Our priorities are as follows:

1. Ensure each of our world-class brands owns its space in the vacation market by delivering extraordinary experiences tailored to its guests.

2. Become travel and leisure's employer of choice.

3. Maintain our commitment to seek excellence in compliance, environmental protection and in looking after the safety, health and well-being of every life we touch.

4. Set the pace with the industry's smartest solutions that deliver on our sustainability roadmap to 2030.

5. Strengthen our balance sheet and deliver long-term shareholder value.

We also continued to implement and monitor our Culture Essentials (Core Values), which are the key beliefs and behaviors that define who we are, what we stand for, and how we operate. Our Culture Essential connect us to each other and the organization and serve as guiding principles to help us make decisions, build relationships, solve problems and achieve success.

Our Culture Essentials are as follows:

- **Speak Up**—Our voice is our strength. Every one of us, regardless of level or role, speaks up when we have questions, comments, concerns, or new ideas. If we see something wrong or that doesn't seem right, we say something and trust our voices will be heard without fear of retaliation.

- **Respect & Protect**—The health, safety and well-being of our people and the planet are vital. We choose to take decisive actions to respect and protect every life we touch, the places we sail and the laws that govern us.

- **Empower**—We and our team members have the time, tools and support we need to do our best work. We're empowered to take personal ownership and accountability to succeed, and we take pride in our work.

- **Improve**—Our business is built on forward motion. We have the courage to dream big, driving innovation and continuous improvement in guest and team member experiences, operations, compliance, sustainability and beyond.

- **Listen & Learn**—We listen actively and seek to understand before responding, because the more perspectives we have, the better decisions we make. We value and respect the words and ideas of others, keeping an open mind, and learning from our successes and failures.

- **Communicate**—We openly share our knowledge, skills and information across brands, functions and the entire company to further our collective success. Together we champion our purpose & mission, vision, values and company priorities.

In 2024, we also continued our Cross Brand Culture and Engagement Survey featuring a common survey focused on our Culture Essentials across ship and shore operations for all our employees. This comprehensive annual survey is a key management tool for tracking our cultural health and putting in place initiatives, setting targets and action plans to improve our culture.

To further elevate the importance of strengthening our corporate culture, management, under the supervision of the Boards, continued its culture governance process in which our senior management team is responsible and accountable for developing the strategy and targets for culture improvements. Given the relative expertise of our human resource professionals, the human resource leaders within each operating unit or brand are responsible for implementing the strategy, as well as providing periodic reports that summarize such efforts and activities.

We are focused on supporting a 'Culture of Compliance' through various compliance monitoring, communication, and continuous improvement processes. The Boards, together with their Committees, also play an important role in monitoring and assessing our culture to ensure that it is aligned with our strategy, values, mission and vision. As part of that role, in 2024 the Boards received and reviewed

reports on the progress of our Culture Essentials. The Boards also monitor alignment between our policies, practices and behaviors and our culture, mission, vision, values and strategy and review management's actions to improve this alignment.

Our goals also continue to be fostering a positive and just culture that involves supporting recruiting, developing and retaining the finest workforce. A highly motivated and engaged workforce is key to providing extraordinary cruise vacations. We believe in building trust-based relationships and listening to and acting upon our workforces' perspectives and ideas and use feedback tools to monitor and improve

our progress in this area. We remain focused on becoming the travel & leisure's employer of choice. We celebrate our diverse team of over 160,000 team members representing approximately 150 countries and are committed to providing a welcoming and inclusive environment where people from different backgrounds, experiences, and walks of life can succeed. We care deeply for our team members and work hard to always cultivate an atmosphere of openness, respect, and trust. We know our team members are at the heart of inspiring unforgettable happiness, so we strive to be the world's number one choice for hospitality, travel and leisure careers.

STAFFING

We continued our commitment to job creation by hiring additional employees in support of employee health and well-being through right sizing staffing levels.

Our pay practices are established to attract and retain talented individuals at all levels of the organization and to reward performance. Engagement with the workforce on common pay programs with the support of the Boards were coordinated across the organization and shared locally via townhalls, communications from senior leadership and from their team leaders. Through these channels the workforce is made aware of the ways in which both they and executives participate in our pay for performance culture. Use of local engagement channels allowed each brand to tailor conversations to their specific programs. Our common programs for 2024 included merit increases and common forms

of annual equity incentives for eligible employees, including expansion of participation in our performance equity incentive to a broader range of participants, which apply to our executives and key personnel. In addition, 2024 saw initiation of phase one of a common shoreside global grading structure for all jobs across all our brands, global regions, and corporate operating units. This initiative promotes enhanced career mobility within the organization, while also providing more consistent and transparent pathways for professional development and advancement. Over time, this framework is intended to be used for determining all aspects of total rewards. These programs, established with the support of the Boards of Directors, reinforce our focus on retaining, rewarding and investing in our workforce as well as the alignment of our pay for performance philosophy for executives and the workforce.

Gender and Ethnic Background Representation

In accordance with UKLR 6.6.6R(10), we are disclosing in the prescribed table format the gender or sex and ethnicity data for our Boards and executive management as of the reference date, November 30, 2024, being the last day of our fiscal year and the reference date selected by the Boards. This data was

collected via questionnaires on a confidential and voluntary basis. The individuals were asked to self-report their gender and ethnicity information by choosing one or more options from a list or by providing their own response.

REPORTING ON GENDER IDENTITY OR SEX

	Number of Board members	Percentage of the Boards	Number of senior positions on the Boards (CEO, SID and Chair)	Number in executive management*	Percentage of executive management*
Men	6	50%	3	10	67%
Women	5	42%	—	5	33%
Not specified / prefer not to say	1	8%	—	—	—

REPORTING ON ETHNIC BACKGROUND

	Number of board members	Percentage of the board	Number of senior positions on the board (CEO, SID and Chair)	Number in executive management*	Percentage of executive management*
White British or other White (including minority-white groups)	9	75%	3	12	80%
Mixed/Multiple Ethnic Groups	—	—	—	—	—
Asian/Asian British	1	8%	—	—	—
Black/African/Caribbean/Black British	1	8%	—	—	—
Other ethnic group	—	—	—	3	20%
Not specified / prefer not to say	1	8%	—	—	—

* In accordance with the UKLR, "executive management" comprises the Chief Executive Officer and the most senior level of managers reporting to the Chief Executive Officer, as well as the Company Secretary.

APPROACH TO DATA COLLECTION

The data above was collected via questionnaires on a confidential and voluntary basis. The individuals were asked to self-report their gender and ethnicity information by choosing one or more options from a list or by providing their own response.

Hotline for Reporting Concerns

We have policies and procedures in place for employees and other stakeholders to report any concerns or complaints regarding actual or suspected violations of our Code of Business Conduct, our other policies, or the laws, and for appropriate investigations into and treatment of any such reports. We also provide an independent, third-party-hosted hotline where reports can be made in a secure, confidential and, where desired and permitted by applicable laws, anonymous manner. Our Compliance Committees are responsible for monitoring policies and procedures relating to submission, retention and treatment of reports described above. The Compliance Committees review and discuss on a quarterly basis reports regarding the status of hotline activity, trends and the results of any significant investigations (other than those relating to audit and accounting matters and HESS-related matters which are reviewed by the Audit Committees and HESS Committees, respectively). The reports are also shared with the full Boards. The Compliance Committees also review on a regular basis the policies and procedures relating to hotline complaints to ensure that they remain appropriate and effective.

Internal Control and Risk Management

A description of the Carnival Corporation & plc internal controls and risk management systems in relation to the financial reporting process can be found in the Strategic Report under Section 3. "Internal Control and Risk Assessment" and in the Proxy Statement under "Risk Oversight."

Directors' Responsibility for Financial Statements

The Statement of Directors' Responsibilities in relation to the Carnival plc financial statements is included in the Carnival plc Directors' Report attached as Annex A to the Proxy Statement.

Statement of Compliance with the UK Corporate Governance Code

The UK Corporate Governance Code 2018 applied to Carnival plc during the course of the financial year. Set out below is a chart that illustrates how Carnival Corporation & plc has applied the principles of the UK Corporate Governance Code during the year ended November 30, 2024. A copy of the UK Corporate Governance Code is available on the website of the FRC at **www.frc.org.uk.**

1. Board leadership and company purpose

A.	Effective Board	Proxy Statement: "Governance and Board Matters." Carnival plc Corporate Governance Report: "Board Performance Evaluations"; "Board Structures and Delegation to Management."
B.	Purpose, values and culture	Carnival plc Corporate Governance Report: "Workforce engagement"—"Culture"; "Board Performance Evaluations."
C.	Governance framework and Board resources	Carnival plc Corporate Governance Report: "Board Performance Evaluations"; "Board Structures and Delegation to Management."
D.	Stakeholder engagement	Carnival plc Corporate Governance Report: "Workforce Engagement"; "Relations with Shareholders." Proxy Statement: "Shareholder Engagement" Carnival plc Directors' Remuneration Report (Part I): "Executive Summary"—"Shareholder Engagement." Carnival plc Strategic Report: "1.A.II. Purpose & Mission, Vision, Values and Priorities"; "1.C.II. Ships Under Contract for Construction"; "1.C.VII. Cruise Pricing and Payment Terms"; "1.C.IX. Onboard and Other Revenues"; "1.C.XII. Sales Channels"; "1.C.XIII. Suppliers"; "1.C.XVIII. Governmental Regulations"; and "7. Section 172(1) Statement."
E.	Workforce policies and practices	Carnival plc Corporate Governance Report: "Workforce engagement"; "Hotline for Reporting Concerns." Carnival plc Directors' Report: "Corporate and Social Responsibility"—"Employees." Carnival plc Corporate Governance Report: "Workforce Engagement."

2. Division of responsibilities

F.	Board roles	Carnival plc Corporate Governance Report: "Board Balance and Independence"; "Board Procedures and Responsibilities"; "Board Structures and Delegation to Management."
G.	Independence	Carnival plc Corporate Governance Report: "Board Balance and Independence."
H.	Time commitment and external appointments	Carnival plc Corporate Governance Report: "Board Procedures and Responsibilities"; "Board Performance Evaluations."
I.	Resources, information and Company Secretary	Proxy Statement: "Board Orientation and Education." Carnival plc Corporate Governance Report: "Information and Professional Development."

3. Composition, succession and evaluation

J.	Appointments to the Board	Carnival plc Corporate Governance Report: "Board Composition." Proxy Statement: "Nominations of Directors."
K.	Boards skills, experience and knowledge	Carnival plc Corporate Governance Report: "Board Refreshment"; "Board Composition"; "Corporate Governance Guidelines." Proxy Statement: "2025 Nominees for Re-Election to the Boards."
L.	Annual Board evaluation	Carnival plc Corporate Governance Report: "Board Performance Evaluation."

4. Audit, risk and internal control

M.	External and internal audit, integrity of financial statements	Proxy Statement: "Report of the Audit Committees." Carnival plc Corporate Governance Report: "Carnival plc Supplement to the Report of the Audit Committees"; "Corporate and Social Responsibility."
N.	Assessment of company's position and prospects	Carnival plc Corporate Governance Report: "Statement of Directors' Responsibilities"; "Board Structures and Delegation to Management."
O.	Internal financial controls and risk management	Carnival plc Corporate Governance Report: "Internal Control and Risk Management." Proxy Statement: "Risk Oversight." Carnival plc Strategic Report: "3. Internal Control and Risk Assessment."

5. Remuneration

P.	Linking remuneration with purpose and strategy	Carnival plc Directors' Remuneration Report (Part I): "Executive Summary"—"Our Compensation Philosophy"; "Process for Making Compensation Determinations"; "Named Executive Officer Compensation Design, Elements and Pay Mix."
Q.	Procedure for developing remuneration policy	Carnival plc Directors' Remuneration Report (Part I): "Executive Summary"; "Process for Making Compensation Determinations"; "Named Executive Officer Compensation Design"; "Elements and Pay Mix." Carnival plc Directors' Remuneration Report (Part II): "2. Implementation Section"—"2.1 Implementation of Approved Policy," "2.9 Non-Executive Directors."
R.	Remuneration outcomes	Carnival plc Directors' Remuneration Report (Part I): "Executive Summary"; "Process for Making Compensation Determinations"; "Named Executive Officer Compensation Design"; "Elements and Pay Mix."

Carnival Corporation & plc has applied all principles of the UK Corporate Governance Code and complied with its provisions throughout the year ended November 30, 2024, with the following exceptions:

- Provision 3 provides that the Chair should seek regular engagement with major shareholders. While our Chair participates in select shareholder engagement meetings, as an Executive Director and a significant shareholder, he does not lead our Board's regular shareholder engagement program. In order to facilitate effective shareholder engagement and achieve what we believe to be a better corporate governance outcome, our shareholder engagement program is primarily led by our investor relations team and our CEO, with support from other members of senior management, our Chair, our Senior Independent Director, and other Non-Executive Directors and/or Committee chairs, as appropriate, as explained in this Corporate Governance Report under "Relations with Shareholders" and in the Proxy Statement under "Shareholder Engagement";

- Provision 19 provides that the Chair should not remain in post beyond nine years from the date of their first appointment to the Board. In addition, Provision 9 provides that the Chair should be independent on appointment. Our Chair of the Board of Directors of Carnival plc has been in his post for longer than nine years and was not considered independent on appointment. The Boards believe that due to Mr. Arison's unique experience and skills, his continued service as Chair is in the best interests of the Companies and their shareholders, as explained in this Corporate Governance Report under "Board Balance and Independence;"

- Provision 36 provides that share grants granted to Executive Directors should be subject to a total vesting and holding period of five years or more and that a formal policy for post-employment shareholding requirements should be developed. Our share grants to our U.S.-based President, CEO and Chief Climate Officer are subject to vesting periods that are less than five years, consistent with standard U.S. compensation practices, as explained in Part I of the Carnival plc Directors' Remuneration Report (included in our Proxy Statement) under "Equity-based Compensation." In addition, we do not have a formal policy for a Director's post-employment shareholding, consistent with standard U.S. compensation practices, as explained in the Carnival plc Directors' Remuneration Report attached as Annex B to the Proxy Statement under "Statement by Randy Weisenburger, Chair of the Compensation Committees"; and

- Provision 38 provides that only basic salary should be pensionable. The annual bonuses of our U.S. Executive Directors, consistent with U.S. pay practices, form part of their pensionable salary, as explained in the Carnival plc Directors' Remuneration Report attached as Annex B to the Proxy Statement under "Total Pension Entitlements."



This Corporate Governance Report was approved by the Board of Directors and is signed by order of the Board of Directors by:

DOREEN S. FURNARI
Company Secretary

January 27, 2025


**THIRD AMENDMENT TO THE
CARNIVAL CORPORATION
1993 EMPLOYEE STOCK PURCHASE PLAN**

WHEREAS, Carnival Corporation (the "**Company**") sponsors the Carnival Corporation 1993 Employee Stock Purchase Plan (the "**Plan**"); and

WHEREAS, the Board has determined that it is desirable and in the best interest of the Company and its stockholders to increase the number of shares of common stock that can be purchased under the Plan, subject to the approval of the Company's stockholders; and

WHEREAS, the Board has determined that such an amendment to the Plan complies with all applicable laws and applicable stock exchange listing requirements.

NOW, THEREFORE, the Carnival Corporation 1993 Employee Stock Purchase Plan is hereby amended, subject to and effective as of the date of approval by the Company's stockholders, as follows:

In Section 3, the phrase "One Million (1,000,000) shares of Common Stock" is hereby replaced with the phrase "Eight Million (8,000,000) shares of Common Stock."















Carnival Corporation
Carnival Place
3655 N.W. 87th Avenue
Miami, Florida 33178-2428
United States
www.carnivalcorp.com

Carnival plc
Carnival House
100 Harbour Parade
Southampton SO15 1ST
United Kingdom
www.carnivalplc.com